Form 20-F
period 2000-09-30
GALEN HOLDINGS PLC
filed 2001-01-25
CIK 1113445

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 005-52501

                     GALEN HOLDINGS PUBLIC LIMITED COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                NORTHERN IRELAND
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

         SEAGOE INDUSTRIAL ESTATE, CRAIGAVON, NORTHERN IRELAND BT63 5UA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE
                                (TITLE OF CLASS)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

             TITLE OF EACH CLASS                 NAME OF EACH EXCHANGE ON WHICH REGISTERED
             -------------------                 -----------------------------------------
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING              NASDAQ NATIONAL MARKET
 4 ORDINARY SHARES, PAR VALUE 10.0 U.K. PENCE
              PER ORDINARY SHARE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      NONE
                                (TITLE OF CLASS)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes: [X]                     No.: [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                    Item 17 [ ]                   Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
PART I..................................................................    2
  Item 1.   Identity of Directors, Senior Management and Advisors.......    2
  Item 2.   Offer Statistics and Expected Timetable.....................    2
  Item 3.   Key Information.............................................    2
     A.     Selected Financial Data.....................................    2
     B.     Capitalization and Indebtedness.............................    4
     C.     Reasons for the Offer and Use of Proceeds...................    4
     D.     Risk Factors................................................    4
  Item 4.   Information on our Company..................................    9
     A.     History and Development.....................................    9
     B.     Business Overview...........................................   11
     C.     Organizational Structure....................................   22
     D.     Property, Plant and Equipment...............................   23
     E.     Research and Product Development............................   24
  Item 5.   Operating and Financial Review and Prospects................   26
     A.     Operating Results...........................................   26
     B.     Liquidity and Capital Resources.............................   33
     C.     Research and Development, Patents and Licenses, etc.........   35
     D.     Trend Information...........................................   35
  Item 6.   Directors, Senior Management and Employees..................   35
     A.     Directors and Senior Management.............................   35
     B.     Compensation................................................   37
     C.     Board Practices.............................................   38
     D.     Employees...................................................   39
     E.     Share Ownership.............................................   40
  Item 7.   Major Shareholders and Related Party Transactions...........   42
     A.     Major Shareholders..........................................   42
     B.     Related Party Transactions..................................   42
     C.     Interests of Experts and Counsel............................   42
  Item 8.   Financial Information.......................................   42
     A.     Consolidated Statements and Other Financial Information.....   42
     B.     Significant Changes.........................................   43
  Item 9.   The Offer and Listing.......................................   43
     A.4.   Market Price Information....................................   43
     C.     Markets on Which our Ordinary Shares Trade..................   44
  Item 10.  Additional Information......................................   44
     A.     Share Capital...............................................   44
     B.     Memorandum and Articles of Association......................   44
     C.     Material Contracts..........................................   50
     D.     Exchange Controls...........................................   53
     E.     Taxation....................................................   53
  Item 11.  Quantitative and Qualitative Disclosures about Market          54
            Risk........................................................
  Item 12.  Description of Securities other than Equity Securities......   55
Part II.................................................................   56
  Item 13.  Defaults, Dividend Arrearages and Delinquencies.............   56
  Item 14.  Material Modifications to the Rights of Security Holders and   56
            Use of Proceeds.............................................
  Item 15.  [Reserved]..................................................
  Item 16.  [Reserved]..................................................
Part III................................................................   57
  Item 17.  Financial Statements........................................   57
  Item 18.  Financial Statements........................................   57
  Item 19.  Exhibits....................................................   88

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     Galen Holdings PLC desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements.

     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements including the achievement of the anticipated levels of profitability, growth, cost and synergy of our recent Warner Chilcott acquisition, the timely development and acceptance of new products, the impact of competitive pricing, the ability to obtain necessary regulatory approvals, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by Galen with the Securities and Exchange Commission, and in reports and information previously filed by our wholly-owned subsidiary, Warner Chilcott PLC, including Warner Chilcott PLC's definitive proxy statement filed with the Securities and Exchange Commission on August 8, 2000.

     Except to the extent required by law, neither Galen, nor any of its respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

CURRENCIES AND EXCHANGE RATES

     Galen publishes its financial statements in pounds sterling. Warner Chilcott has historically published its financial statements in US dollars. In this annual report, references to "pounds sterling", "L" or "pence" are to the currency of the United Kingdom, and references to "US dollars" or "$" are to the currency of the United States.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

     Set forth below is selected consolidated financial data of Galen Holdings PLC and its subsidiaries at the dates and for the years indicated. The selected consolidated operations data for the years ended September 30, 2000, 1999 and 1998 and the selected balance sheet data as of September 30, 2000 and 1999 were derived from our audited US GAAP financial statements, including the consolidated balance sheets at September 30, 2000 and 1999 and the related consolidated statement of operations for the three years ended September 30, 2000 that appear in Part III of this annual report on Form 20-F. The selected consolidated operations data for the years ended September 30, 1997 and 1996 and the selected balance sheet data as of September 30, 1998, 1997 and 1996 were derived from the unaudited US GAAP historical financial statements of Galen that do not appear elsewhere in this Form 20-F. The financial statements for the years 1996 through 2000 were originally prepared in UK pounds and in accordance with UK GAAP. The statements for those years have been converted into US dollars and restated in accordance with US GAAP. The average exchange rates used to convert pounds sterling to US dollars in this annual report are as follows:

                                                            US DOLLARS
                        YEAR ENDED                             PER
                      SEPTEMBER 30,                          UK POUND
                      -------------                         ----------
2000......................................................    1.5623
1999......................................................    1.6295
1998......................................................    1.6536
1997......................................................    1.6327
1996......................................................    1.5427

     The US Dollar to UK pound exchange rates at September 30, 2000, 1999, 1998, 1997 and 1996 are as follows:

                                                            US DOLLARS
                                                               PER
                     AT SEPTEMBER 30,                        UK POUND
                     ----------------                       ----------
2000......................................................    1.4637
1999......................................................    1.6469
1998......................................................    1.6994
1997......................................................    1.6200
1996......................................................    1.5634

     The selected consolidated financial data set forth below should be read in conjunction with our "Operating and Financial Review and Prospects" included in
Part I, Item 5 and our audited consolidated financial statements included in
Part III of this Form 20-F.

                                                            YEARS ENDED SEPTEMBER 30,
                               ------------------------------------------------------------------------------------
                                           1996                  1997          1998          1999          2000
                               ----------------------------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                               DISCONTINUED     CONTINUING
                               OPERATIONS (1)   OPERATIONS
                                -----------     -----------

Revenue:.....................   $    67,565     $    47,928   $    64,087   $    80,806   $   109,193   $   134,322
                                -----------     -----------   -----------   -----------   -----------   -----------
Costs and expenses:
  Cost of goods sold.........        48,148          26,747        32,370        38,585        47,938        61,846
  Selling, general &
    administrative...........        16,452           6,213         8,660        15,330        19,028        23,302
  Research and development...            --           2,076         3,711         5,058         6,482        12,504
  Depreciation...............           717           1,274         2,154         3,315         4,967         6,829
  Amortization of intangible
    assets...................            --              59            52            55           774         2,538
  Write-off of acquired
    in-process research and
    development(2)...........            --              --            --            --         1,664        26,400
                                -----------     -----------   -----------   -----------   -----------   -----------
Total costs and expenses.....        65,317          36,369        46,947        62,343        80,853       133,419
                                -----------     -----------   -----------   -----------   -----------   -----------
Operating income.............         2,248          11,559        17,140        18,463        28,340           903
Net interest income
  (expense)..................          (179)           (500)        2,062         2,079           629           514
Income before taxes and
  minority interest..........         2,069          11,059        19,202        20,542        28,969         1,417
  Provision for income
    taxes....................           694           3,474         6,859         8,587         9,901         8,636
  Minority interest..........            --              --            --            20            31           138
                                -----------     -----------   -----------   -----------   -----------   -----------
Net income (loss)............   $     1,375     $     7,585   $    12,343   $    11,935   $    19,037   $    (7,357)
                                ===========     ===========   ===========   ===========   ===========   ===========
Net income (loss) per ADR:
  Basic......................                   $      0.30   $      0.47   $      0.41   $      0.65   $     (0.24)
                                                ===========   ===========   ===========   ===========   ===========
  Diluted....................                   $      0.30   $      0.47   $      0.41   $      0.65   $     (0.24)
                                                ===========   ===========   ===========   ===========   ===========
Weighted average ADR
  equivalents outstanding:
  Basic(3)(4)................                    25,000,000    26,194,429    29,066,597    29,082,360    30,361,093
                                                ===========   ===========   ===========   ===========   ===========
  Diluted(3)(4)..............                    25,000,000    26,194,429    29,066,597    29,097,402    30,361,093
                                                ===========   ===========   ===========   ===========   ===========
Cash dividend per ADR........                   $        --   $        --   $      0.05   $      0.09   $      0.11
                                                ===========   ===========   ===========   ===========   ===========

                                                                     AT SEPTEMBER 30,
                                            -------------------------------------------------------------------
                                               1996          1997          1998          1999          2000
                                            -----------   -----------   -----------   -----------   -----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(3)..............  $       215   $    36,047   $    28,890   $    10,459   $   113,671
Total assets(3)...........................       39,101       125,352       156,445       201,127       805,911
Long-term debt(3).........................        4,761        18,823        19,837        45,779       266,721
Shareholders' equity(3)(4)................  $    16,127   $    77,590   $    92,220   $   106,423   $   444,269
                                            ===========   ===========   ===========   ===========   ===========

---------------
(1) Discontinued operations in 1996 relate to the Connors Chemists retail pharmacy business in Northern Ireland which was divested from Galen on August 30, 1996 to enable us to focus on our pharmaceutical businesses.

(2) Write-off of acquired in-process product research and development in 1999 related to our acquisition of the Bartholomew Rhodes group and in 2000 our acquisition of Warner Chilcott, PLC.

(3) The September 29, 2000 acquisition of Warner Chilcott, PLC in exchange for Galen shares and equivalents had the effect of increasing: cash by $62.2 million, intangible product assets by $224.3 million, goodwill by $212.1 million, shareholders' equity by $314.1 million and interest bearing indebtedness by $206.0 million. Galen issued 7.9 million ADRs and rights to acquire an additional 2.6 million ADRs in the transaction. Because the transaction closed on the last business day of fiscal 2000 the shares and equivalents issued had a nominal impact on the weighted average shares outstanding, basic and diluted, in 2000.

(4) The 1997 increase in shareholders' equity and shares outstanding reflect the impact of our July 1997 initial public offering of 21.3 million ordinary shares (5.3 million ADR equivalents) raising net proceeds of $48.5 million. The 2000 increase in shareholders' equity reflects both the acquisition of Warner Chilcott in exchange for Galen shares and equivalents valued at $314.1 million and our placement of 6 million ordinary shares (1.5 million ADR equivalents) in November 1999 raising net proceeds of $56.8 million.

B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.  RISK FACTORS

RISKS RELATING TO OUR BUSINESS

 We may be unsuccessful in managing the growth of our business or integrating new product acquisitions.

     In order to effectively manage acquisitions, we will be required to integrate acquisitions successfully, to maintain adequate operational, financial and management information systems and motivate and effectively manage an increasing number of employees. Our future success will depend in part on our ability to retain or hire qualified employees to operate our business efficiently in accordance with applicable regulatory standards. If we are unable to manage these changes effectively and integrate acquisitions successfully, our business and prospects could be significantly harmed.

 Reliance on key personnel -- The loss of the services of any members of our senior management team or scientific staff could adversely affect our business.

     We are dependent on the continued services of the principal members of our scientific, sales and management staffs. The loss of the services of these individuals might impede the achievement of our strategic objectives. We face intense competition for personnel from other companies, academic institutions, government entities, and other organizations. The loss of key personnel, or our inability to attract and retain additional, highly skilled employees, could have a material adverse effect on our scientific, sales, acquisition and development objectives.

 We may not realize the benefits of the combination of the operations of Galen and Warner Chilcott.

     The combination of Galen and Warner Chilcott, completed in September 2000, involves the integration of separate companies. The difficulties of combining the companies' operations include:

     - the necessity of co-coordinating geographically separate organizations;

     - integrating and retaining personnel with diverse business backgrounds;
       and

     - any inability to secure regulatory approval for, and gain market acceptance of, products in development including, without limitation, products using our intravaginal ring, or IVR, drug delivery system.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel.

  Exchange exposure.

     A strengthening in the value of the US dollar could reduce our earnings. Changes in exchange rates, particularly those between the US dollar and the UK pound will affect our results of operations. Any material increase in the value of the US dollar compared to the UK pound could reduce our reported earnings. The average US dollar to UK pound exchange rates for the years ended September 30, 2000, 1999 and 1998, and at September 30, 2000 and 1999 are shown in the table below:

                      US DOLLAR TO UK POUND EXCHANGE RATES

YEAR ENDED SEPTEMBER 30,
------------------------
          2000              1.5623
          1999              1.6295
          1998              1.6536
    AT SEPTEMBER 30,
    ----------------
          2000              1.4637
          1999              1.6469

 Manufacturing and supply -- If we have problems with any of the companies who manufacture products for us or our suppliers of raw materials, our profit margin and ability to deliver products could be adversely affected.

     During the year ended September 30, 2000 Galen and Warner Chilcott together contracted with third parties for approximately 66% of their combined pro forma product manufacturing requirements, including the branded pharmaceutical products Warner Chilcott acquired from Bristol-Myers Squibb. Accordingly, we are dependent upon our contract manufacturers to comply with regulatory requirements and to keep our facilities in good working order. To ensure compliance, we conduct quality assurance audits of our contract manufacturers, and examine sites and batch records and other documents to determine compliance with the US Food and Drug Administration, or FDA, the UK Medicines Control Agency, or MCA, and other applicable regulatory requirements and specifications. However, our contract manufacturers may not be able to manufacture their products without interruption, their suppliers may not comply with their obligations under supply agreements with us, and we may not have adequate remedies for any breach by our contract manufacturers.

     The principal components used in our products are active and inactive pharmaceutical ingredients and certain packaging materials. Some components may be available only from sole-source suppliers. In addition, the FDA, MCA and other regulatory bodies must approve suppliers of some ingredients for our products. The development and regulatory approval of our products are dependent upon our ability to procure active ingredients and packaging materials from FDA and MCA approved sources. FDA and MCA approval of a new supplier would be required if, for example, active ingredients or such packaging materials were no longer available from the initially approved source. The qualification of a new supplier could potentially delay the manufacture of the drug involved. Arrangements with foreign suppliers are subject to certain additional risks, including the availability of governmental clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds.

     Although we consider our sources of supply to be adequate, and to date, we have not encountered significant difficulty in obtaining product materials, we may not be able to obtain materials as required or at reasonable prices.

     In addition, in connection with Warner Chilcott's acquisition of products from Bristol-Myers Squibb, Warner Chilcott entered into transitional support and supply agreements with Bristol-Myers Squibb under which Bristol-Myers Squibb agreed to sell to Warner Chilcott, and Warner Chilcott agreed to purchase from Bristol-Myers Squibb, substantially all of Warner Chilcott's requirements for the acquired products. However, Bristol-Myers Squibb's obligations to supply Warner Chilcott are qualified and subject to conditions. Our remedies in the event of a failure to supply will not completely offset our risk of loss in such event.

  We have restrictive debt instruments.

     The indenture for the outstanding senior notes of Warner Chilcott contains various provisions that significantly limit our ability to operate Warner Chilcott's business by restricting Warner Chilcott's ability, on a stand-alone basis, to:

     - incur additional debt and issue preferred stock;

     - pay dividends and make other distributions;

     - prepay debt;

     - make investments and other restricted payments;

     - enter into sale and leaseback transactions;

     - create liens;

     - sell assets; and

     - enter into certain transactions with affiliates (including Galen).

  Ability to develop new revenue sources -- We may be unsuccessful at generating revenue formerly generated through Warner Chilcott's promotion agreement with Schering-Plough.

     In July 1998, Warner Chilcott entered into a sales and marketing agreement under which its sales force promoted branded products for Schering-Plough. Revenue generated under this agreement represented approximately 17% of Warner Chilcott's gross revenues for the fiscal year ended September 30, 2000 (or approximately 8% for such period on a pro forma basis, which pro forma adjustments take into account both Galen's acquisition of Warner Chilcott and Warner Chilcott's acquisition of products from Bristol-Myers Squibb). On September 30, 2000, the existing agreement between Warner Chilcott and Schering-Plough terminated in accordance with its terms. We have been actively pursuing a number of strategies to generate revenues through the allocation of our sales force and other capacity formerly dedicated to servicing the Schering-Plough agreement, including new co-promotion agreements and/or the acquisition of additional branded pharmaceutical products in the women's healthcare segment. Our inability to execute these strategies successfully will have a negative effect on our financial performance.

  Our pharmaceutical services division is reliant on continued outsourcing trends.

     We derived 27.6% of our pro forma revenue in the year ended September 30, 2000, from pharmaceutical services provided by us to other pharmaceutical companies. Although the market for our services has grown in recent years, this trend may not continue. At present the pharmaceutical industry is experiencing an ongoing cycle of consolidation. We cannot be certain that this consolidation in our industry will not have a negative effect on the outsourcing of pharmaceutical services in general and those provided by our pharmaceutical services division in particular. In addition, changes in regulations by the FDA, MCA and other regulatory agencies may impact on the overall requirements for clinical trials, which in turn could affect our revenues.

  Our failure to be reimbursed by third-party payers or pricing pressures by managed care organizations could decrease our revenues.

     Our commercial success in producing, marketing and selling products depend, in part, on the availability of adequate reimbursement from third-party healthcare payers, such as government bodies and agencies, including the UK National Health Service, or NHS, and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services.

The price paid for prescription medicines by the NHS is determined by the Pharmaceutical Price Regulation Scheme, or PPRS. On the current PPRS, effective October 1, 1999, pharmaceuticals supplied to the NHS were cut in price by 4.5% on average. We will continue to be subject to the PPRS. As a result, we may not be able to achieve market acceptance of our products or to maintain price levels sufficient to realize a favorable return on our investment in product acquisition and development.

     The market for our products may be limited by actions of third-party payers. For example, many managed healthcare organizations are now controlling the pharmaceutical products that are on their formulary lists in an effort to control and reduce costs associated with patient drug therapies. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. Our products may not be included on the formulary lists of managed care organizations and downward pricing pressures in the industry generally may negatively impact our operations. Further, a number of US legislative and regulatory proposals aimed at changing the healthcare system have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the pending nature of such proposals, as well as the adoption of any proposal, may exacerbate industry-wide pricing pressures.

  We may be unable to obtain government approval for, or comply with government regulations relating to, our products.

     The clinical development, manufacture, marketing and sale of pharmaceutical products is subject to extensive supranational, national, state and local regulation. We cannot predict the extent to which we may be affected by legislative and other regulatory actions and developments in the countries and jurisdictions in which we operate concerning various aspects of our operations, products and the healthcare field generally. We will be, as other drug companies manufacturing or marketing drugs are, required to obtain approval from the FDA, the MCA and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval necessary to begin marketing most new drug products. The generation of this required data is regulated by the FDA, the MCA and other regulatory bodies and can be time-consuming and expensive without assurance that the results will be adequate to justify approval of our proposed new products.

     Our current and future FDA and MCA filings which we will file with respect to our future proposed products may not be approved in a timely manner, if at all, and may not meet other regulatory requirements for our future proposed products. Even if we are successful in obtaining all required premarketing approvals, postmarketing requirements and/or our inability or failure to comply with other regulations could result in suspension or limitation of approvals. Additionally, we cannot predict the extent to which we may be affected by legislative and regulatory developments concerning our products and the healthcare field generally. New governmental regulation may adversely affect our operations or competitive position.

  Reliance on trademarks, patents and other intellectual property -- We may be unable to protect our trademarks, service marks, trade names, patents and trade secrets.

     Due to our branded product focus, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands. We also police our trademark portfolio against infringement. However, our efforts may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

     We also rely on patents, trade secrets and proprietary knowledge. We generally seek to protect these items by filing applications for patents on certain inventions, enforcing our legal rights against third parties that we believe may infringe our intellectual property rights, and entering into confidentiality, non-disclosure and assignment of invention of agreements with our employees, consultants, licensees and other companies. We do not ultimately control whether our patent applications will result in issued patents, whether we will be successful in enforcing our legal rights against third party infringers, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors.

  Enforcement of the legal process outside the United States -- It may be difficult for investors to effect service and enforce legal process against us.

     A majority of our directors and senior executives are not residents of the United States. Many of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or us or to enforce against them or us judgments of US courts predicated upon civil liability provisions of the US federal or state securities laws.

     The following discussion with respect to the enforceability of certain US court judgments in Northern Ireland is based upon advice provided to us by our counsel, L'Estrange & Brett. The United States and Northern Ireland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon US federal securities laws, would not automatically be enforceable in Northern Ireland. In order to enforce any US judgment in Northern Ireland, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Northern Ireland. In such common law action, a court in Northern Ireland generally will not (subject to the following sentence) reinvestigate the merits of the original matter decided by a US court and will order summary judgment on the basis that there is no defense to the claim for payment. The entry of an enforcement order by a court in Northern Ireland is conditional upon the following: (a) the US court had jurisdiction over the original proceeding; (b) the judgment is final and conclusive on the merits and is for a definite sum of money; (c) the judgment does not contravene the public policy of Northern Ireland; (d) the judgment is not for a tax, penalty or fine arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and (e) the judgment has not been obtained by fraud or in breach of the principles of natural justice. Subject to the foregoing, holders of ordinary shares or ADRs of Galen may be able to enforce in Northern Ireland judgments in civil and commercial matters obtained from US federal or state courts; however, we can not assure you that such judgments will be enforceable. In addition, there is doubt as to whether a court in Northern Ireland would accept jurisdiction and impose civil liability in an original action predicated solely upon US federal securities laws.

     We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent for service of process in any suit, action or proceeding with respect to actions brought under federal or state securities laws brought in any US federal or state court located in The City of New York, Borough of Manhattan, and we will submit to such jurisdiction and the laying of venue in any such court.

RISKS RELATING TO THE INDUSTRY

  An increase in product liability claims or product recalls could harm our business.

     The development, manufacture, testing, marketing and sale of pharmaceutical products entail significant risk of product liability claims or recalls. Our products are, in the substantial majority of cases, designed to affect important bodily functions and processes. Unforeseen side-effects caused by or manufacturing defects inherent in the products sold by us could result in exacerbation of a patient's condition, further deterioration of the patient's condition or even death. The occurrence of such an event could result in product liability claims and/or recall of one or more of our products. Claims may be brought by individuals seeking relief for themselves or, in certain jurisdictions, by groups seeking to represent a class.

     Product liability insurance coverage is expensive, can be difficult to obtain and may not be available in the future on acceptable terms, if at all. Our product liability insurance may not cover all the future liabilities we might incur in connection with the development, manufacture or sale of our current and potential products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts. A successful claim or claims brought against us in excess of available insurance coverage or product recalls in the future could, regardless of their outcome, have a material adverse effect on our business, results of operations and reputation and on our ability to obtain and retain customers for our products. Furthermore, we could be rendered insolvent if we do not have sufficient financial resources to satisfy any liability resulting from such a claim or to fund the legal defense of such a claim.

     Product recalls may be issued at our discretion or at the discretion of the FDA, MCA, other government agencies or other companies having regulatory authority for pharmaceutical sales. We cannot assure you that product recalls will not occur in the future. Any recall of a significant product could materially adversely affect our business by rendering us unable to sell that product for some time.

 We are subject to intense competition in our industry.

     The pharmaceutical industry is highly competitive. Our branded products are in competition with brands marketed by other pharmaceutical companies including large, fully integrated concerns with financial, marketing, legal and product development resources substantially greater than ours.

     Our branded pharmaceutical products are or may become subject to competition from generic equivalents. There is no proprietary protection for some of the branded pharmaceutical products we sell. Generic substitutes for some of our branded pharmaceutical products are sold by other pharmaceutical companies which claim that their products provide equivalent therapeutic benefits at a lower cost. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products, which could be significant to us.

     The pharmaceutical industry is characterized by rapid product development and technological change, and, as a result, our pharmaceutical products could be rendered obsolete or made uneconomical by the development of new pharmaceuticals to treat the conditions addressed by our products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our competitors may also be able to complete the regulatory process for new products before we are able to do so and, therefore, may begin to market their products in advance of our products. We believe that competition among both branded and generic pharmaceuticals aimed at the markets identified by them will be based on, among other things, product efficacy, safety, reliability, availability and price. Developments by others could render any products or technology we produce or may produce obsolete or otherwise non-competitive.

     The pharmaceutical industry is also characterized by frequent litigation. We may find it necessary to initiate or defend lawsuits to enforce our rights and to determine the scope and validity of the proprietary rights of others. Litigation can be costly and time-consuming and our litigation expenses may be significant in the future and the outcome of such litigation may not be favorable to us.

ITEM 4.  INFORMATION ON OUR COMPANY

A.  HISTORY AND DEVELOPMENT

     Galen was founded by Dr. Allen McClay as a prescription pharmaceutical marketing operation focused on the United Kingdom and the Republic of Ireland. From that base, we have evolved into an integrated specialty pharmaceutical company active in the development and promotion of branded prescription medicines in the UK and the US and the provision of technology-based R&D services to the global pharmaceutical industry. We have successfully expanded our business through the creation of new business units, development and commercialization of new products and services, and a number of acquisitions.

     Our company was incorporated and registered in Northern Ireland on August 23, 1991 under The Companies (Northern Ireland) Order 1986, as a private limited company under the name Moyne Shelf Company No. 37 Limited. On November 25, 1991, we changed our name to Galen Holdings Limited. On June 2, 1997, we re-registered as a public limited company and changed our name to Galen Holdings Public Limited Company. The principal legislation under which we operate is the Order. Our registered office, head office and our principal place of business is at Seagoe Industrial Estate, Craigavon BT63 5UA, United Kingdom (011-44-28-3833-4974). We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process.

     Initially, we were a sales and marketing operation focused on branded pharmaceutical products in the UK and Ireland. Our products were developed and manufactured for us by third parties. In 1987, we began to develop and manufacture our own products when our Craigavon, Northern Ireland facility became operational. We added to our pharmaceutical products business with the 1988 acquisition of a company called Ivex, which initially was a sterile solutions business. In 1989 we began our involvement with the intravaginal ring, or IVR, drug delivery vehicle, first as a manufacturer and later as a developer of the IVR controlled release technology. In 1999, we broadened our UK product portfolio with the acquisition of the Bartholomew Rhodes group of companies. We extended our pharmaceutical products business into the United States on September 29, 2000 when we acquired Warner Chilcott, a marketer of branded prescription pharmaceutical products focused on a number of niches of the US market, particularly women's health.

     We have also built an international services business providing a range of technology-based offerings to research oriented pharmaceutical companies. We started this business in response to what we saw as an unmet need for highly specialized services to more efficiently manage clinical trials. In 1989, we formed a business unit in Craigavon to address those needs -- Clinical Trial Services, or CTS. In 1997, to meet the global requirements of our customer base, we expanded our clinical trial services business into the United States with the opening of a CTS facility in Audubon, Pennsylvania. We have also acquired other complementary businesses to broaden our capabilities and further develop CTS's customer base including:

     - the 1999 acquisition of the drug reconciliation business of J. Dana Associates Inc.,

     - the 1999 acquisition of Interactive Clinical Technologies Inc.; and

     - the 2000 acquisition of Applied Clinical Concepts Inc. and the related pharmacy division of the Duke Clinical Research Institute.

     Today our services business includes a chemical synthesis services group, which provides custom chemical design through QuChem Limited, a company in which we acquired a 76% stake in 1997, and chemical synthesis services provided through our custom chemical synthesis operation under the name "SynGal" which we formed in 1996 and which commenced commercial operation in 1998.

     An important part of our plan is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery vehicles, particularly our proprietary or IVR technology. We have a pipeline of products in development for both the UK and the US markets including several utilizing the IVR delivery technology. The IVR is able to deliver a wide range of medicines over periods of up to three months. We anticipate the first commercialization of the IVR, for delivery of estradiol, which is the major hormone deficient at menopause, in the UK in 2001. Other projects in development include improved versions of several of our currently marketed branded products.

     Looking ahead, we expect to continue to invest in facilities to support the expansion of both our pharmaceutical products and services businesses. In the near-term, we are planning the addition of a distribution facility in Craigavon to support CTS's European business, the construction of additional laboratory space in Craigavon to accommodate the growth in demand for custom chemistry services, and the building of a new production facility in Ardee, Republic of Ireland to meet future pharmaceutical product production requirements.

     We completed our initial public offering of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. In September 1997 we listed our ordinary shares on the Irish Stock Exchange. On September 29, 2000, we acquired Warner Chilcott and simultaneously listed our ordinary shares, represented by American Depositary Receipts, or ADRs, on the Nasdaq National Market System. Each Galen ADR currently represents underlying ownership of four ordinary shares of Galen. Prior to our initial public offering in September 1997, we were wholly owned by three of our Directors: Dr. Allen McClay, Dr. John King and Mr. Geoffrey Elliott. These three individuals, along with the Galen Employee Trust, held 45.6% of our issued share capital as of September 30, 2000. See "Directors, Senior Management and Employees -- Share Ownership."

B.  BUSINESS OVERVIEW

     Galen Holdings PLC is an integrated pharmaceutical company, based in Northern Ireland. We develop, manufacture and supply branded prescription pharmaceutical products in the UK, Ireland and, with the September 2000 acquisition of Warner Chilcott, in the United States. We produce a wide range of prescription medicines in a number of therapeutic areas and develop novel drug formulations and delivery systems, including a range of applications for our IVR technology. We also provide a range of ethical pharmaceutical services to pharmaceutical companies in both Europe and the United States. These services include: the design, supply and distribution of clinical trial materials internationally, drug reconciliation services and the design, programming and implementation of computer-based interactive voice response systems to permit the more efficient management of the clinical trial process. We also offer "bench-to-pilot scale" specialty chemical design and synthesis services for research-based pharmaceutical businesses.

     Our pharmaceutical products business, which includes our research and development activities, focuses on the analgesia, gastroenterology, respiratory, anti-infectives and women's healthcare therapeutic areas. We develop, manufacture and market prescription medicines to healthcare professionals in these areas. In addition, we manufacture and supply pharmaceutical products to third parties, including intravenous and other sterile solutions primarily for human use.

     Our product research and development activities focus on the development of proprietary drug delivery applications and technologies. We have a pipeline of several proprietary products in development for the women's healthcare market including a number using the IVR drug delivery system that is designed to deliver a consistent dose of a range of medicines over extended periods of time. The IVR's mechanism of drug delivery demonstrates a number of benefits, including pharmacokinetic and compliance-related superiority over current methods. The IVR is capable of releasing one or more drugs at a constant rate, eliminating the fluctuations of levels of drug in the blood, which fluctuations are associated with traditional forms of drug delivery such as tablets and transdermal patches. The IVR system is effective for up to three months and can be inserted and removed by the patient.

     Our pharmaceutical services business provides a range of technology-based research and development services to the worldwide pharmaceutical industry. Our services include the design, production and distribution of clinical trial materials in both Europe and the United States, interactive voice response system support to permit the more efficient management of the clinical trial process and "bench to pilot scale" specialty chemical design and synthesis services for research-based pharmaceutical companies.

     In the year ended September 30, 2000, we generated revenue of $134.3 million, an increase of 23% over revenue of $109.2 million in 1999. In 2000, our pharmaceutical products business revenue increased 10% from 1999 to $69.5 million and accounted for 52% of total revenue. Our pharmaceutical services business generated revenue of $64.9 million, up 40% over 1999 and accounted for 48% of total revenue.

PHARMACEUTICAL PRODUCTS

     Our products business develops, manufactures and markets branded and non-branded prescription medicines in the United Kingdom and Ireland and provides specialized manufactured products under contract for other pharmaceutical companies. In addition to manufacturing facilities for tablet, capsule and non-sterile liquid formulations, our pharmaceutical products business has two dedicated antibiotic suites for the production of cephalosporin and penicillin products. These facilities, situated at Craigavon, Northern Ireland, are approved by the MCA. Our tablet manufacturing suite in Craigavon is FDA approved.

     Our products business promotes and distributes more than 50 branded products in the UK and Ireland and has a developing export business. The marketed product range has historically focused on the analgesia, gastroenterology, respiratory and anti-infectives therapeutic areas and in 2000 these therapeutic categories accounted for approximately 40 of our products.

     ANALGESIC PRODUCTS. We market thirteen products in this area. Major analgesic products include:

BRAND NAME                       CHEMICAL NAME(S)                       INDICATION
----------                       ----------------                       ----------
Kapake Tablets    Paracetamol 500mg/codeine phosphate 30mg        Moderate to severe pain
Kapake Insts      Paracetamol 500mg/codeine phosphate 30mg        Moderate to severe pain
Tramake Capsules  Tramadol hydrochloride 50mg                     Moderate to severe pain
Tramake Insts     Tramadol hydrochloride 50mg and 100mg           Moderate to severe pain
DF118 Tablets*    Dihydrocodeine tartrate 30mg                    Moderate to severe pain
Paramol Tablets*  Paracetamol 500mg/dihydrocodeine tartrate 10mg  Mild to moderate pain

---------------
* These trademarks are used in Ireland with the permission of Glaxo Wellcome.

     Kapake and Tramake account for the majority of our sales in the analgesic therapeutic area. Our approach to the analgesic market is to provide products based on established active ingredients to treat pain of varying severity. Major line extension formulations for Kapake and for Tramake have been launched recently in the United Kingdom and are in the final stages of registration in Ireland. A novel controlled-release combination analgesic for the treatment of night pain and arthritis, Diclodorm, is currently in registration in the United Kingdom and we anticipate launching the product in late 2001.

     According to industry sources, in the year ended December 31, 1999, the UK market for non-narcotic analgesic products was worth approximately $299 million, which represented a growth rate of 14% over 1998. A number of products compete with Kapake and Tramake, our most significant brands in this area, including Solpadol, Tylex and Zydel. We ranked sixth (in terms of sales) out of the companies servicing this market in the United Kingdom.

     GASTROENTEROLOGY. We market eight gastroenterology products. Our primary focus in this market is the prescription laxative sector, which according to industry sources, in the year ended December 31, 1999, was worth approximately $107 million in the United Kingdom. We ranked third (in terms of sales) out of the companies servicing the laxative sector in the United Kingdom. Our strategy in this sector is to provide both bulk forming and stimulant laxative products. Our major products in this area include:

BRAND NAME                         CHEMICAL NAME(S)              INDICATION
----------                         ----------------              ----------
Manevac                       Granular laxative            Relief of constipation
Ailax                         Danthron liquid formulation  Relief of constipation
Capsuvac                      Danthron solid formulation   Relief of constipation
Ursogal Tablets and Capsules  Ursodeoxycholic acid         Treatment of gallstones

     RESPIRATORY PRODUCTS. We market twelve respiratory products. Our major respiratory products include:

BRAND NAME                                        INDICATION
----------                                        ----------
Galenphol linctus and Galcodine linctus  Relief of unproductive cough
Galpseud linctus and tablets             Systemic nasal decongestant

     Respiratory products were an important part of our product activities over the past fifteen years. However, in the year 2000, this segment represented only a small percentage of our product sales. We do not anticipate further growth of respiratory product sales and are not planning to develop any new products in this therapeutic area.

     According to industry sources, in the year ended December 31, 1999, the UK market for the sectors where Galen markets respiratory products was worth approximately $14 million. Several companies produce respiratory products that compete with our product portfolio in this therapeutic area, including Pfizer, Wyeth and Boehringer Ingelheim. We ranked first (in terms of sales) for companies servicing the prescription cough sedative sector and second for companies servicing the systemic nasal decongestant sector in the United Kingdom.

     ANTI-INFECTIVE PRODUCTS. We have two dedicated antibiotics suites for the manufacture and development of cephalosporin and penicillin products. While we market these products in the United Kingdom and Ireland, our principal marketing focus is predominantly the European market. According to industry sources, in the year ended December 31, 1999, the antibiotic market in the United Kingdom for broad-spectrum penicillins and cephalosporins was worth approximately $154 million.

STERILE SOLUTIONS

     Our pharmaceutical products business also manufactures and supplies intravenous and other sterile solutions, primarily for human use. Our sterile manufacturing facility at Larne, Northern Ireland includes in-house manufacturing facilities for flexible PVC bags, which contain the solutions, in volumes from 50 ml to 5 liters.

     The focus here is on the development and manufacture of specialized products, chiefly for sale to third party pharmaceutical companies. Examples of such products include solutions for use in dialysis, haemofiltration, blood fractionation and eye surgery. Customers include multinational pharmaceutical companies such as Ciba Vision Ophthalmics, Gambro, Haemonetics and Hospal. We plan to expand by targeting market segments in order to maximize the return from our technology base.

     We have now mainly withdrawn from the supply of commodity intravenous infusions to the British National Health Service, which was historically our largest customer.

WARNER CHILCOTT

     Warner Chilcott develops and markets branded prescription pharmaceutical products in the United States. Its primary area of focus is the large and growing women's health therapeutic category. It also participates in the urology and dermatology categories. Through a national sales force of approximately 220 representatives, it markets branded pharmaceutical products directly to physician specialists across the country including obstetrician/gynecologists, urologists, dermatologists, and high-prescribing primary care physicians. It has an experienced management team with significant pharmaceutical industry expertise, specifically in the development and marketing of prescription pharmaceutical brands in the United States.

     An important part of Warner Chilcott's strategy is to acquire established branded pharmaceutical products and to increase their sales through enhanced promotion targeted to high-prescribing physicians. It also internally develops branded products as well as product line extensions for its existing products such as new formulations, dosages or new indications. Line extensions can be particularly valuable because they may enhance the growth potential of Warner Chilcott's marketed brands.

     Warner Chilcott's customers include the United States' leading pharmaceutical wholesalers, drug distributors and chain drug stores. Certain products are also sold to the government sector, both at federal and state levels.

     Consistent with this strategy, in February 2000, Warner Chilcott acquired three branded pharmaceutical products from Bristol-Myers Squibb. The products acquired were Estrace(R) cream, an estrogen replacement therapy product and two oral contraceptives (Ovcon(R) 35 and Ovcon(R) 50). Warner Chilcott had been promoting these products under agreement since March 1999. Combined net sales for the three products for the year ended December 31, 1999 were approximately $50 million. Warner Chilcott's goal is to increase the value of the acquired brands through increased promotional support, product repositioning and the development of line extensions.

     The following table identifies Warner Chilcott's branded product marketing and development portfolio:

      PRODUCT              THERAPEUTIC APPLICATION
      -------              -----------------------
   Women's Health
    NataFort(R)     Prenatal Vitamin
    NataChew(R)     Chewable Prenatal Vitamin
    Pyridium(R)     Urinary Tract Analgesic
  Pyridium Plus(R)  Urinary Tract Analgesic/Antispasmodic
  Estrace(R) Cream  Estrogen Replacement
    Ovcon(R) 35     Oral Contraceptive
    Ovcon(R) 50     Oral Contraceptive
   Mandelamine(R)   Antibacterial

     Cardiology
    LoCholest(R)    Lipid Regulation

    Dermatology
      Doryx(R)      Antibiotic
      Eryc(R)       Antibiotic

PHARMACEUTICAL SERVICES

     Our pharmaceutical services business was established in response to the trend among multinational pharmaceutical companies to outsource specialized research and development services such as clinical trial supplies and custom chemical synthesis.

     We provide clinical trial services to pharmaceutical companies that choose to outsource the manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients. We are a dedicated provider of these specialized services, ensuring that the exacting current Good Manufacturing Practices, or cGMP, requirements for the manufacture and distribution of clinical trials are met fully. Initially established to meet clients' needs in the United Kingdom, our operation rapidly extended its reach and capabilities into Europe and the United States. By offering an integrated international solution, we are able to meet the needs of pharmaceutical companies developing products for a global marketplace.

     We offer a full range of clinical trial services including the design, manufacture, packaging and worldwide distribution of patient packs for clinical trials. We manufacture active and placebo tablets and capsules to our customer's specifications, ensuring that the placebo formulation is identical in appearance to the active formulation. The design and manufacture of patient wallets is also customer specific and includes the capability to produce randomized and multi-lingual, patient-specific labels. We can design and manufacture customer specific tooling for trial packs at our specialized engineering group located in dedicated facilities at Craigavon. This in-house capability significantly reduces the lead-times for customers and we believe it provides us with a key competitive strength. We also offer analytical services, including stability testing in FDA compliant facilities, complete analytical testing and release and analytical method development.

     We have conducted outsourced clinical trial work for a large majority of the top 20 international pharmaceutical companies. Our major clients include GlaxoSmithKline, Janssen, Pfizer and AstraZeneca as well as major contract research organizations and a number of virtual and biotech organizations.

     We operate a facility in Audubon, Pennsylvania, where we offer our specialized clinical trial services to pharmaceutical companies in the United States. With facilities in the US and the UK, we are able to offer a coordinated service to clients for international clinical trials. In 1998 we acquired the drug reconciliation business of J. Dana Associates Inc., to strengthen our capabilities in the United States by providing services relating to drug returns from clinical trials including drug reconciliation accountability, storage and destruction.

     Our development program is aimed at enhancing the breadth and quality of the services we offer, in particular, through process improvement and service extension by means of implementing new technologies, including an interactive voice response system, or IVRS, for clinical trial management. An important part of our development plan has been the selective acquisition of complementary businesses. In 1999 we acquired Interactive Clinical Technologies, Inc., or ICTI, in New Jersey to complement and further strengthen the IVRS capabilities of our business. ICTI's technological developments are designed to enable clients to manage clinical supplies efficiently and collect real-time patient enrollment data. In 2000, we acquired two US based clinical service providers, Applied Clinical Concepts, Inc. and a related entity, the Pharmacy Division of the Duke Clinical Research Institute. Those acquisitions expanded our customer base and increased our competencies in the areas of secondary clinical packaging, randomization services and IVRS.

     We formed our custom chemical synthesis operation, SynGal, in response to increasing demand from pharmaceutical companies for small capacity manufacturing facilities required for the manufacture of kilogram quantities of development compounds. Cost reduction measures at many pharmaceutical companies have resulted in a shortage of chemical synthesis capacity. Consequently pharmaceutical companies have increasingly sought capacity from third party suppliers, rather than commit their own capital to develop similar facilities internally. In addition to the increasing trend among established pharmaceutical companies to outsource many phases of drug development, many emerging biopharmaceutical and biotechnology companies tend to have a high degree of dependence on third party contractors to provide development services in order to permit them to focus their resources on discovery research.

     SynGal works to meet the needs of companies for pilot-plant scale custom chemical synthesis and is well placed to offer manufacturing services for active pharmaceutical ingredients required for toxicological investigation as well as pre-clinical and early clinical studies. SynGal operates from a specially constructed cGMP facility at Craigavon, Northern Ireland, and provides a range of other services, including analytical method development and quality control of raw materials, in-process intermediates and finished products.

     In 1997 we acquired 76% of QuChem Ltd to offer a complementary service to SynGal. QuChem Ltd was formed by The Queen's University of Belfast in 1992 to offer a range of contract chemical development services incorporating the use of complex technologies, process research and development, custom synthesis and structure determination. Based at the School of Chemistry at The Queen's University of Belfast, QuChem is able to access a range of analytical techniques not normally available to small, research and development based companies. The current client list at QuChem includes companies from the pharmaceutical, biopharmaceutical, agrochemical, flavor and fragrances industries. QuChem has particular expertise in enantiospecific synthesis, organophosphorus chemistry, oxidations and clean, environmentally friendly chemistry.

SALES AND DISTRIBUTION

  Pharmaceutical Product Distribution

     Throughout the fiscal year 2000, our pharmaceutical products business had two marketing groups, one covering the United Kingdom and Ireland and the other covering specialty manufacture and export. With the acquisition of Warner Chilcott in September 2000, we have added a third group that will market products to niches of the US pharmaceutical market defined by medical specialties.

     United Kingdom and Ireland. Our United Kingdom/Ireland product marketing operation at fiscal year end was comprised of approximately 65 individuals. The sales force directly contacts general practitioners, community pharmacists and hospital staff throughout the United Kingdom and Ireland. In the year ended December 31, 1999, approximately 1.96 million prescriptions were written for our branded products, ranking us 27th out of the 246 companies supplying prescription medicines in the United Kingdom.

     We intend to utilize this sales force for the marketing of our existing products as well as any new products to be launched in the United Kingdom and Ireland. In anticipation of three product launches in the UK planned for fiscal 2001, including the expected approval and launch of the first IVR-based HRT product, we intend to increase the size of our sales and marketing infrastructure to support the increased level of activity.

     United States. The acquisition of Warner Chilcott provides us with a fully operational sales, marketing and product distribution organization in the United States. Warner Chilcott's base of operations is in Rockaway, New Jersey. The Warner Chilcott sales force is comprised of approximately 220 sales representatives who are located throughout the United States (although concentrated in urban areas). The Warner Chilcott sales force is structured to call on three major physician specialist categories: obstetrician/ gynecologists, urologists and dermatologists. We believe that the Warner Chilcott sales and marketing organization is competitively scaled for the niches in which we presently compete. Warner Chilcott sells its products to wholesalers, drug distributors and chain drug stores. Certain products are also sold to the government sector, both at federal and state levels.

     Specialty Manufacture and Export. We also maintain a dedicated specialty manufacture and export marketing group which is comprised of a divisional director and two key account representatives. This marketing group is responsible for obtaining contracts under which we manufacture and, in certain instances, develop products for third party pharmaceutical and healthcare companies. The pharmaceutical products business exports products to more than 50 countries.

  Pharmaceutical Services Distribution

     We market our services globally to the clinical trials and the medical departments of multinational pharmaceutical companies, contract research organizations and biotech organizations. Both of our Clinical Trial Services operating units, CTS UK and CTS US, have groups that jointly coordinate CTS's global marketing activities. ICTI maintains a separate sales department that is complementary to our CTS activities.

     SynGal has its own commercial manager responsible for marketing operations. SynGal and QuChem target customers that have decision-making responsibility for the outsourcing of activities which multinational pharmaceutical and biotech companies traditionally performed in their own research and development departments.

TRADEMARKS, PATENTS AND PROPRIETARY RIGHTS

  Patents

     Protection of intellectual property, patents and trademarks is a key company strategy for projects and products of significant business importance.

     The patent strategy for the estradiol IVR (which also covers the technology used in the combination estradiol/progestin IVR) has been to obtain a short term Irish Patent and then file for global protection using the Patent Convention Treaty, or PCT, procedure together with national applications in certain countries which are not party to the PCT. The priority date for this program is December 19, 1994. The PCT applications were filed in December 1995. Following a favorable World Intellectual Property Organization preliminary assessment, the patent received approval to go to grant in the United States and Europe in the first half of 1998. Patents have now been granted for the estradiol IVR in the United States, Australia, New Zealand, South Africa, Ireland, Singapore and by the European Patent Office. In addition, this patent is pending in several other countries including Japan, India and China.

     We lodged a further international filing in May 1998 for an IVR dealing with the administration of testosterone by this route. We have received a favorable examination report and our patent grant is expected in the United States and Europe during 2001.

     A patent application relating to the enhanced mutual topical absorption and eutectic mixtures of pharmacologically active compounds was submitted for international filing in May 1998. A favorable examination report has now been received and patent grant is expected in the United States and Europe during 2001.

  Trademarks

     It is our policy to protect our trademarks, where appropriate, in all jurisdictions in which we operate.

GOVERNMENT REGULATION

     Pharmaceutical companies operating in the United Kingdom and in the United States are subject to regulatory controls governing the development, manufacture, labeling, supply and marketing of its products.

  Obtaining a Marketing Authorization

     No pharmaceutical product may be marketed in the European Union without a marketing authorization. The UK Medicines Act 1968 governs applications for marketing authorization for human use in the United Kingdom. The Medicines Act implements detailed European Union directives on the licensing of pharmaceuticals in the United Kingdom. Each time new legislation is introduced at the European level, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are the same as those in force in other states within the European Union. In addition, individual countries within the European Union may implement additional national legislation relating to, for example, specific labeling requirements or in areas where there is no existing European Union directive.

     Registration Systems. Three principal systems exist in the European Union for registering pharmaceutical products: the national system, the mutual recognition system and the centralized system.

     The national system involves the submission of a marketing authorization application to one member state of the European Union. When a company wishes to apply for marketing authorizations in more than one European Union state, the mutual recognition system described below must be used.

     The mutual recognition system involves a marketing authorization application initially directed to one national regulatory authority. As soon as one member state has given approval for marketing, this decision is circulated to other member states nominated by the applicant. There is a specified timetable for this procedure which includes an arbitration process for resolving disputes and for arriving at a final decision. Such decision is legally binding both on the applicant and on the European Union member states involved. The arbitration process may significantly lengthen the time from initial application to approval in all nominated member states. The results of such process may impose limitations not just on the marketing authorization applied for, but also marketing authorizations obtained prior to the arbitration process.

     The centralized system is a process for which there is a single application, a single evaluation and a single authorization for medicinal products. This system applies only to certain types of application (compulsory for certain biotechnology products and optional for certain other products, including new chemical entities not previously authorized in the European Union, medicinal products administered by significantly innovative and novel delivery systems and significant new indications for existing products). The process is administered by the European Agency for the Education of Medicinal Products (described below). A marketing authorization, which is granted following the centralized procedure, is recognized in all European Union member states. As with the mutual recognition system, a specific timetable is specified for evaluation of the application, including allowances for appeals.

     The European Agency for the Evaluation of Medicinal Products was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. The EMEA is responsible for co-coordinating the evaluation and supervision of medicinal products for both human and veterinary use across the European Union. On the basis of the EMEA's opinion, the European Commission authorizes the marketing of a product approved by the centralized system and arbitrates between member states of the European Union on other medicinal products submitted under the mutual recognition system. The EMEA comprises a management board, two committees of scientific experts responsible for preparing the EMEA's opinion and a permanent secretariat.

     Criteria Assessed in Obtaining a Marketing Authorization. European Directive 65/65/EEC, sets out the basic principles for the regulation of marketing of medicinal products within the European Union. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. Article 4(8) of the directive requires, as a general rule, that any application for a marketing authorization must be accompanied by, among other things, the results of:

          (a) physio-chemical, biological or microbiological tests (directed principally at establishing the quality of the products);

          (b) pharmacological and toxicological tests (directed principally at establishing the safety of the product); and

          (c) clinical trials (studies in humans directed at establishing efficacy and safety in humans when used for the specified indications).

     The quality of the product is determined by laboratory studies and tests. These verify both the chemical constitution and stability of the product as well as the manufacturing processes used.

     The safety of the product is initially determined by studies to show matters such as toxicity, the effect on reproductive potential, adverse effects on genes, whether the product has the ability to cause cancer, how the product is distributed within the body, how quickly the body eliminates the product's and the product's interreaction with other body chemicals.

     The efficacy and safety of the product are derived from clinical trials with volunteers and patients. Clinical trials are generally classified into Phases I through IV although there are not always distinct divisions between each phase.

     Phase I clinical trials are normally conducted in healthy human volunteers. The purpose of the trial is to obtain a preliminary evaluation of a product's safety, its pharmacokinetic profile and its biological effect on humans.

     In Phase II clinical trials, the product is assessed for its short-term safety and preliminary efficacy in a limited number of patients. Later Phase II trials may be comparative (e.g. comparing the product with a placebo). The appropriate dose ranges and regimens for Phase III (safety and efficacy) trials are also determined during this phase.

     It is during Phase III clinical trials that a comprehensive evaluation of safety and efficacy of the product takes place in larger patient groups. The pattern and profile of the more frequent adverse reactions are investigated in detail and special features of the product are explored.

     Phase IV clinical trials are studies performed after a marketing authorization has been granted. They are designed to monitor drug use in the normal patient population. These studies are usually larger in scale and focus efficacy in clinical practice and side affects.

     In certain well-defined situations, the results of pharmacological and toxicological tests of clinical trials do not have to be provided, thus allowing for "abridged" applications. Directive 65/65 EEC provides for abridged applications in three defined cases:

          (d) an essentially similar medicinal product to one which has already been authorized in the European Union member state and for which consent has been given for reference to the first applicant's data; or

          (e) where the constituent or constituents of the medicinal product have a well established medicinal use, with recognized efficacy and safety demonstrated by detailed references to published literature; or

          (f) a medicinal product which is essentially similar to a medicinal product which has been authorized in the European Union for six years (or ten for some member states of the European Union) and is marketed in the member state concerned where consent to refer to the first applicant's data has not been given.

     The European Union has formulated numerous guidelines to provide guidance on existing European directives relating to safety, quality and efficacy. In addition, Galen operates within a system of good practice procedures which are standards by which laboratory studies, manufacturing procedures, clinical trials and regulatory processes are conducted.

     A marketing authorization may be submitted when appropriate data is available. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted by that regulatory authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant or may require additional data before an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain approvals in individual countries varies, but can take from a few months to several years from the date of application. The trend over the years has been towards greater regulation. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.

  Maintenance of Marketing Authorizations

     A marketing authorization is granted for five years and is renewable for five-year periods thereafter. However, regulatory authorities have the power to amend, suspend or revoke a marketing authorization at any time if they are no longer satisfied as to the product's safety, quality or efficacy. In addition, the holder of the marketing authorization remains obligated to ensure that the product keeps pace with the state of scientific and technical knowledge in terms of its production and control and to review and report adverse events to the relevant authority. As a result, the holder of a marketing authorization may also seek to amend that marketing authorization. Any changes made to the authorization must be approved by the relevant regulatory authority by way of variation applications before the changes can be implemented by the holder of the marketing authorization.

  The Role of the UK National Health Service

     Pharmaceutical products with a marketing authorization and requiring a prescription in order to be dispensed may be prescribed other than through the UK National Health Service, or NHS, but the vast majority of prescription-only medicines are prescribed under NHS prescriptions. The price the NHS pays for the products prescribed is determined by the Pharmaceutical Price Regulation Scheme (described below).

     The NHS has recently instituted an evaluation process for new technologies and products to assess such technologies' cost effectiveness. Technologies and products for review are selected by the UK Department of Health and assessed by the Appraisals Board of the National Institute for Clinical Excellence, a body of clinicians and scientific experts, on the basis of representations made by the manufacturer of the relevant new technology or product.

     It is highly unlikely that a product which is not recommended by the Appraisals Board as being cost effective will be prescribed in significant numbers via the NHS.

  Pharmaceutical Price Regulation Scheme

     All companies that sell products to the NHS may elect to join the Pharmaceutical Price Regulation Scheme and, in practice, almost all companies that sell products to the NHS do elect to join the scheme. The PPRS is administered by the UK Department of Health and the scheme operates for a five-year period from October 1, 1999. Under the scheme, companies are permitted to earn a return on capital employed on products sold to the NHS. In order to determine the return on capital employed, a company supplying the NHS is required to supply certain financial information to the regulatory authority each year. The amount and detail of the financial information required is determined by a company's level of sales to the NHS, however, the UK Department of Health has the right to call for a full financial return from any company within the scheme if the circumstances appear to warrant it.

     On the current PPRS, which went into effect in October 1999, pharmaceuticals supplied to the NHS were cut in price by 4.5% on average. Such prices are not likely to be increased again during the next several years. After that date prices may be increased by agreement with the UK Department of Health if the company requesting the increase has a return on capital employed for the current and subsequent financial year of less than 8.5% per annum, though such price increases may not provide a return on capital employed to that company of more than 13.6%. If the UK Department of Health determines that a company's return on capital employed exceeds 29.4%, it will negotiate with the company to implement price reductions on existing products sold to the NHS and/or delay restitution in proposed price increases of products sold to the NHS and/or repayments of that amount of past profits which the UK Department of Health considers the return on capital employment threshold.

  FDA and other Regulatory Requirements

     With the acquisition of Warner Chilcott, we anticipate commercializing future products in the United States, and therefore we will be increasingly subject to the regulatory oversight of the United States Food and Drug Administration, or FDA, and other regulatory agencies.

     The research, development and commercial activities relating to prescription pharmaceutical products are subject to extensive regulation by the FDA. Most pharmaceutical products are subject to rigorous preclinical testing and clinical trials and to other approval requirements under the Federal Food, Drug and Cosmetic Act, or FDCA, and the Public Health Services Act. In addition, manufacturers of approved drugs must comply with current Good Manufacturing Practices, or cGMP. Manufacture and disposal of pharmaceutical products in the US must also be handled in accordance with the rules and regulations of the Environmental Protection Agency.

     The FDCA, the Public Health Act, the Controlled Substances Act, and other federal statutes and regulations govern or influence many aspects of our business in the United States. All pharmaceutical marketers are directly or indirectly (through third parties) subject to regulations that cover the manufacture, testing, storage, labeling, documentation/record keeping, approval, advertising, promotion, sale, warehousing, and distribution of pharmaceutical drug products. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunctive actions and criminal prosecutions. In addition, administrative or judicial actions can result in the recall of products and the total or partial suspension of manufacture and/or distribution. The government can also refuse to approve pending applications or supplements to approved applications. The FDA also has the authority to withdraw approvals of drugs in accordance with statutory due process procedures.

     FDA approval is required before any dosage form of any unapproved drug, including a generic equivalent of a previously approved drug, can be marketed. Certain drugs are not considered by the FDA to be "new" drugs and fall outside of the typical FDA pre-marketing approval process. These drugs, referred to as "grandfathered" products, generally were in use prior to the enactment of the FDCA. Several of the products acquired by us in the Warner Chilcott transaction are being marketed in the US in reliance upon their status as grandfathered drugs. In addition, Warner Chilcott has identified grandfathered drugs as a potential source of opportunities to develop and launch new products. The FDA has expressed the view that all prescription drugs should ultimately be subject to pre-market clearance requirements. If the FDA adopts this stance it could potentially affect products currently, or proposed to be, marketed as grandfathered drugs. The FDA regulations require post-marketing reporting of adverse drug events of the drug product. The FDA may, at any time, take action to modify and restrict the drug's product labeling or withdraw approval of the product should new information come to light about the safety of the drug product.

     The FDA regulates post-marketing advertising and promotional activities to assure that these activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to these requirements could result in regulatory actions that could have an adverse effect on our US business, results of operations, and financial condition.

     Manufacturers of marketed drugs must comply with current Good Manufacturing Practice regulation and other applicable laws and regulations required by the FDA, the Environmental Protection Agency and other regulatory agencies. Failure to do so could lead to sanctions, which may include an injunction suspending manufacturing, the seizure of drug products and the refusal to approve additional marketing applications. The specialty manufacturing unit of our pharmaceutical products business has contracts with third parties for the production of certain FDA approved products that are distributed into the US. These products are manufactured in cGMP suites at our Craigavon facility. In addition, we rely, and in the near-term will continue to rely, on third parties for the manufacture of all of our pharmaceutical products currently marketed by Warner Chilcott in the US. We have in place procedures to monitor our own compliance with FDA regulations as well as the compliance of our contract manufacturers. The FDA conducts periodic inspections to ensure compliance with their regulations.

  Other US Regulation

     The Prescription Drug Marketing Act, or PDMA, which amends various sections of the FDCA, imposes requirements and limitations upon drug sampling and prohibits states from licensing wholesale distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations of these and other provisions. The FDA and the states are still implementing various sections of the PDMA.

     Medicaid, Medicare and other reimbursement legislation or programs govern reimbursement levels, including requiring that all pharmaceutical companies rebate to individual states a percentage of their revenues arising from Medicaid-reimbursed drug sales. We believe that the US federal and/or state governments may continue to enact measures in the future aimed at reducing the cost of prescription drugs to the public.

     We are subject to US federal, state and local laws in the jurisdictions in which we operate, such as laws regulating working conditions. In addition, we may be subject to some liability for compliance with environmental laws by third party manufacturers of its products.

     Products marketed outside of the United States that are manufactured in the United States are subject to certain FDA regulations, as well as regulation by the country in which the products are sold. While we do not currently have plans to market any of our US products in other countries, we may do so from time to time.

MANUFACTURING, SUPPLY AND RAW MATERIALS

     We manufacture finished pharmaceutical products for our UK products business at facilities in Craigavon and Larne, Northern Ireland. While we manufacture nearly all of the products that we market in the UK, certain of our UK pharmaceutical products are contract manufactured for us by third parties. All of the US pharmaceutical products acquired by us when we purchased Warner Chilcott are contract manufactured for us by third parties. Accordingly, we are dependent upon our contract manufacturers in the US, and to a lesser extent in Europe, to comply with regulatory requirements and to keep their facilities in good working order. To ensure their compliance, we conduct quality assurance audits of our contract manufacturers' sites and records to determine compliance with the relevant regulatory requirements. Bristol-Myers Squibb manufactures our Ovcon(R) oral contraceptives and Estrace(R) cream under long-term supply agreements that run through February 2009. We expect the Ovcon(R) and Estrace(R) cream products to account for a significant percentage of our US product sales. We cannot assure you that our contract manufacturers will be able to manufacture our products without interruption, that they will comply with their obligations under our various supply arrangements, or that we will have adequate remedies for any breach. In the event that a supplier suffers an event that caused it to be unable to manufacture our product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on our business.

     The principal components used in the manufacture of our pharmaceutical products are active and inactive pharmaceutical ingredients and certain packaging materials. We have multiple sources for the majority of our raw materials for our UK products and select most of our suppliers on the basis of competitive pricing. We believe that adequate replacement sources are available to meet our UK pharmaceutical product requirements at little or no incremental cost.

     In the US, the FDA must approve suppliers of certain ingredients for our products. The development and regulatory approval of our US products is dependant on our ability, and the ability of our contract manufacturers, to procure active ingredients and packaging materials from FDA approved sources. If pharmaceutical ingredients or packaging materials were no longer available from an approved source, we would be required to obtain FDA approval to change the supplier of that material. The qualification of a new supplier could potentially disrupt the manufacture, and therefore our supply of products for sale. Although we consider our sources of supply to be adequate, and to date, no significant difficulty has been encountered in obtaining product materials, there can be no assurance that we will continue to be able to obtain materials as required.

SEASONALITY

     Taken as a whole, and including the activities of our Warner Chilcott division, neither our pharmaceutical products business nor our pharmaceutical services business are materially affected by seasonal factors.

C.  ORGANIZATIONAL STRUCTURE

     Our company is organized into two groups: pharmaceutical products, which is engaged in the development, manufacture, promotion, and distribution of prescription medicines, and pharmaceutical services, which provides technology-based research and development services to the global pharmaceutical industry.

     Our pharmaceutical products business manufactures and markets prescription medicines in the United Kingdom and Ireland across a number of therapeutic areas, including analgesia, gastroenterology, respiratory, cardiovascular and anti-infectives. It also manufactures a range of specialized sterile products and supplies them, primarily to third party pharmaceutical companies. Warner Chilcott, which develops and promotes branded prescription products in the US market, became part of our pharmaceutical products business on September 29, 2000.

     Our pharmaceutical services business, with operations in Northern Ireland and the United States, offers a global service to pharmaceutical companies which outsource the manufacture, packaging and distribution of both active products and placebos to targeted clinical trial patients. Computer-based interactive voice response systems are used to permit more efficient management of the clinical trials process. The services business also offers pilot-plant scale custom synthesis service of specialized pharmaceutical and other high technology chemicals in addition to developmental and bench-scale custom synthesis work.

     Effective September 29, 2000, we completed our acquisition of Warner Chilcott. The historical business of Warner Chilcott is currently conducted through Warner Chilcott and its subsidiaries.

     The following is a list of our significant subsidiaries, their country of incorporation and their principal activity. Each of these entities is a wholly-owned subsidiary of Galen Holdings PLC except for QuChem Ltd, which is 76% owned by Galen Holdings PLC:

SUBSIDIARY                                  PRINCIPAL ACTIVITY       COUNTRY OF INCORPORATION
----------                                  ------------------       ------------------------
Gaelta Research and Development         Clinical trials services      Northern Ireland
  Limited
Galen Limited                           Pharmaceutical research and   Northern Ireland
                                          development,
                                          manufacturing and
                                          marketing
Galen Research Laboratories Limited     Pharmaceutical                Northern Ireland
                                          manufacturing
Ivex Pharmaceuticals Limited            Pharmaceutical                Northern Ireland
                                          manufacturing
Galen (Chemicals) Limited               Pharmaceutical sales and      Republic of Ireland
                                          distribution
Galen, Inc.                             Clinical trials services      United States
QuChem Limited                          Research and development      Northern Ireland
Bartholomew Rhodes Limited              Pharmaceutical                England and Wales
                                          manufacturing
Interactive Clinical Technologies,      Clinical trials services      Northern Ireland
  Inc.
J. Dana Associates, Inc.                Drug reconciliation           United States
Warner Chilcott PLC                     Pharmaceutical development    Republic of Ireland
                                          and marketing
Warner Chilcott, Inc.                   Pharmaceutical development    United States
                                          and marketing

D.  PROPERTY, PLANT AND EQUIPMENT

PRODUCTION FACILITIES AND OPERATIONS

     We operate from modern dedicated facilities based at three sites in Northern Ireland and four in the United States. We are currently implementing a strategic plan for expansion of the products and services capacity at Craigavon, in the Republic of Ireland and in the United States. Over the next several years, we anticipate the addition of a distribution facility in Craigavon to support our CTS business in Europe, the lease or acquisition of additional space to support the expansion of ICTI, the construction of additional laboratory space in Craigavon to accommodate the growth of our custom chemistry business and the building of a new production facility in Ardee, Republic of Ireland to meet longer-term production requirements. To assist with this expansion, the Industrial Development Board for Northern Ireland will provide selective financial support to us totaling $15.3 million for our continuing expansion in Northern Ireland. We will also pursue various types of financial assistance from the Industrial Development Authority of the Republic of Ireland.

  Pharmaceutical Products Facilities

     Our product manufacturing facilities are located at two sites that total in excess of 30 acres. Our facility at Craigavon manufactures all the tablets, capsules, and non-sterile liquid formulations, as well as sacheting powders and granules. Dedicated suites for the manufacture of cephalosporin and penicillin antibiotic products are also located at Craigavon, as are pharmaceutical research and development laboratories. Our administration, regulatory compliance, sales, marketing and distribution activities are also based at the Craigavon site.

     Our products division has an 80,000 sq. ft. facility at Larne, Northern Ireland for the manufacture of our sterile product range. Further manufacturing efficiencies have been achieved through the establishment of an in-house suite to manufacture unfilled PVC bags. The Larne facility also houses pharmaceutical research and development facilities and our dedicated facility for the manufacture of IVRs. The Larne facility has the capacity to produce in excess of 3 million IVRs annually.

     All existing facilities used in our pharmaceutical products business, which together extend to approximately 300,000 sq. ft., are approved by the MCA. The US FDA approved several manufacturing suites at our Craigavon facility in 1999.

     In addition to the sites at Craigavon and Larne, we have jointly established a pharmaceutical drug delivery technology laboratory at the School of Pharmacy at The Queen's University of Belfast.

     Warner Chilcott's principal administrative offices are located in Rockaway, New Jersey, USA where we lease approximately 24,000 sq. ft. of office accommodation.

  Pharmaceutical Services Facilities

     In early 1998, we invested $15.2 million in the construction of approximately 100,000 sq. ft. of additional capacity for our CTS facility at Craigavon. A complementary 102,000 sq. ft. CTS facility in Pennsylvania was built as a platform to leverage our clinical trial services expertise into the attractive US marketplace. As major pharmaceutical companies increasingly develop products on an international basis, it is important that we have the facilities to offer integrated international services to our customer base. We believe that this coordinated service is a key strength, permitting our CTS operations to compete more effectively in this rapidly developing, and increasingly global, business.

     ICTI provides interactive voice response systems for clinical trial management from its facilities in Lambertville, New Jersey, San Francisco, California and Maidenhead, UK.

     SynGal operates from a 28,000 sq. ft. facility at the Craigavon site. This recently constructed facility incorporates state-of-the-art processes in custom chemical synthesis. The SynGal facility comprises a cGMP pilot plant, quality control and research and development laboratories, plant service areas and staff offices. QuChem's laboratories are situated at the School of Chemistry at The Queen's University of Belfast and enable Galen to provide comprehensive research and development and bench-to-pilot scale services to customers requiring custom chemical synthesis.

E.  RESEARCH AND PRODUCT DEVELOPMENT

     During 2000, we invested $12.5 million in research and development activities, a 93% increase over the previous year. The increase includes costs of $4.0 million incurred in connection with our acquisition of Warner Chilcott. Our research and development activities are focused on our pharmaceutical products business and are directed towards the development of proprietary formulations and delivery vehicles rather than new chemical entity research.

  Research

     Pharmaceutical product research and development is conducted in two dedicated facilities in Northern Ireland: the Larne facility (IVR applications and sterile fluids) and the Craigavon facility (oral and topical dosage forms). In addition, we have developed close links with the School of Pharmacy at The Queen's University of Belfast, with which we have jointly established a pharmaceutical drug delivery technology laboratory for research on new drug delivery systems.

     Current drug delivery research and development is focused on developing IVR applications, oral controlled-release products and proprietary topical drug delivery technology based on the enhanced skin penetrative properties of eutectic mixtures of pharmacologically active agents.

  Research and Development Portfolio

     Intravaginal Drug Delivery. The intravaginal administration of medicines is a relatively unexploited form of drug delivery. In late 1989, we became involved in the manufacture of an intravaginal ring, initially for use in contraception. The IVR consists of a silicone ring in which a core containing an active ingredient is embedded. The size of the core determines the rate at which the drug is released, and the use of multiple cores can provide simultaneous release of more than one drug. The IVR is capable of releasing drug(s) at a constant rate, which eliminates the peaks and troughs in blood levels that can be associated with conventional forms of drug delivery such as orally-administered tablets and transdermal patches. Vaginal delivery also avoids the first pass metabolism of active ingredients, which can inhibit or preclude oral dosing of certain drugs as a method of administration. The IVR can be used for up to three months and does not require specialist fitting. It therefore offers a considerable compliance benefit over existing prescribed therapies. We have dedicated facilities for the development and production of injection-molded IVRs, both for our own supply and for contract manufacture.

     The IVR and Hormone Replacement Therapy. Menopause occurs in all women, either naturally or after undergoing a hysterectomy. It is associated with a decrease in estradiol production and is characterized in the short-term by symptoms such as hot flashes and in the long-term by an increased risk of both osteoporosis and cardiovascular disease. Hormone replacement therapy, or HRT, aims to restore blood (plasma) estradiol levels to average premenopausal levels to relieve menopausal symptoms. Typically, in non-hysterectomized women, a progestin is also administered continuously or cyclically to ensure the protection of the uterine endometrium against the potentially adverse effects of estradiol. Current therapies include tablets and gels for daily administration, transdermal patches which can be used for up to one week and estradiol implants which, although suitable for long term treatment, require surgical insertion. The worldwide HRT market is estimated to be worth in excess of $4.5 billion per annum.

     Currently available oral and transdermal products typically produce mean estradiol plasma levels of up to 300pmol/1 to provide effective control of menopausal symptoms. Continuous mean estradiol plasma levels of estradiol in excess of 300pmol/1 for prolonged periods are normally achieved with subcutaneous implants, which must be surgically inserted. Although implants produce more consistent day-to-day estradiol plasma levels when compared to transdermal patches, there is a gradual decay in estradiol plasma levels over the period of use. We have developed an IVR capable of achieving consistent estradiol plasma levels up to, and in excess of, 300pmol/1 for a period of up to three months.

  IVR products

     We currently have three HRT IVR products in development:

     - Estradiol-only replacement therapy. Phase III trials have been completed in Europe and are nearing completion in the United States. The Phase III evaluation began with two pivotal multi-center trials in the United Kingdom. The first trial, carried out in approximately 120 menopausal patients, demonstrated the effectiveness of IVRs delivering 50mg and 100mg of estradiol per day in controlling vasomotor symptoms, including hot flashes, in comparison with standard oral treatment. The same centers are also conducting a second trial to assess the benefit of the IVR in the prevention of osteoporosis and in reducing indicator factors for cardiovascular disease. This trial will cover over 100 patients and is expected to be completed in early 2001. We have filed applications for UK marketing authorizations following completion of the first trial and these applications are now under evaluation by the Medicines Control Agency (MCA). A third Phase III trial to gather additional data for a US filing is fully enrolled and results from the trial are expected in early 2001. We anticipate filing an NDA application for the estradiol IVR with the US FDA in mid 2001.

     - Opposed hormone replacement therapy (estradiol/progestin). This product is intended to reduce the risk of endometrial hyperplasia (or more serious pathology), which is an undesirable consequence of estradiol-only therapy in women with an intact womb. A Phase II dose finding study has been completed with an estradiol/progestin releasing IVR. We are evaluating the Phase III program for this product and currently anticipate filing for marketing authorization in the United States and United Kingdom in 2002, with filings in the rest of Europe to be made the following year.

     - Testosterone releasing IVR. Our third IVR product is being developed to deliver systemic doses of testosterone. Deficiency of testosterone in post-menopausal women has been associated with adverse psychosexual effects. Our testosterone IVR is aimed at addressing the problems of those patients where an augmentation of sexual motivation is desired. The IVR offers a more convenient delivery system for this hormone than existing treatments such as implants. We are developing a methodology for the clinical evaluation of this product prior to beginning a Phase II dose ranging study.

The intellectual property associated with these applications of the IVR are the subject of two international patent applications, one of which has been approved with the second having completed PCT examination in September 1999

     Other IVR Developments. The pharmaceutical research team (at the School of Pharmacy of The Queen's University of Belfast) is developing an IVR containing antimicrobial agents for the local treatment of vaginal infections, including sexually transmitted diseases. This product is currently in pharmaceutical development.

     In conjunction with the Population Council, New York, we are contributing to the pharmaceutical development of an estrogen/progestin contraceptive product based on our injection molding manufacturing technology. The Population Council has completed Phase II clinical trials for this product.

     Topical Drug Delivery. We have a patent pending for topical compositions containing a eutectic mixture of pharmacologically active agents. Eutectics are mixtures of chemicals in which the constituents are in proportions which ensure that their melting point is depressed. This technology is directed towards topical products with significantly enhanced penetrative properties. The first application of this technology is in early pharmaceutical development and will focus on an improved topical formulation of an anti-inflammatory drug. We have filed patent applications for this technology which received PCT approval in September 1999.

     Other Drug Delivery Projects. We also actively develop new ethical products and line extensions of existing products, including the development of a number of oral controlled-release products, which are in preclinical development and are in the analgesic therapeutic area.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto, appearing in Item 18. See "Risk Factors" for trends and uncertainties known to us that could cause future results to differ materially from historical information.

OVERVIEW

     Galen Holdings PLC is an integrated pharmaceutical company, based in Northern Ireland. We develop, manufacture and supply branded prescription pharmaceutical products in the UK, Ireland and, with the September 2000 acquisition of Warner Chilcott, in the United States. We produce a wide range of prescription medicines in a number of therapeutic areas and develop novel drug formulations and delivery systems, including a range of applications for our IVR technology. We also provide a range of pharmaceutical services to pharmaceutical companies in both Europe and the United States.

     Our pharmaceutical products business, which includes our research and development activities, focuses on the analgesia, gastroenterology, respiratory, anti-infectives and women's healthcare therapeutic areas. This business develops, manufactures and markets prescription medicines to healthcare professionals in these areas. In addition, it manufactures and supplies intravenous and other sterile solutions primarily for human use.

     Our product research and development activities focus on the development of proprietary drug delivery applications and technologies. We have a pipeline of several proprietary products in development for the women's healthcare market including a number using the IVR drug delivery system that is designed to deliver a consistent dose of a range of medicines over extended periods of time. The IVR's mechanism of drug delivery demonstrates a number of benefits, including pharmacokinetic and patient compliance-related, over current methods. The IVR is capable of releasing one or more drugs at a constant rate, eliminating the variations of levels of drug in the blood, which variations are characteristic of traditional forms of drug delivery, such as tablets and transdermal patches. The IVR system is effective for up to three months and can be inserted and removed by the patient.

     Our pharmaceutical services business provides a range of technology-based research and development services to the worldwide pharmaceutical industry. These services include:

     - the design, supply and distribution of clinical trial materials internationally; and

     - drug reconciliation services and the design, programming and implementation of computer-based interactive voice response systems to permit the more efficient management of the clinical trials process.

     We also offer "bench-to-pilot scale" speciality chemical design and synthesis services for research-based pharmaceutical businesses.

RECENT DEVELOPMENTS

     On September 29, 2000, we acquired Warner Chilcott, a US based developer and marketer of branded prescription pharmaceutical products for $325.5 million. The purchase consideration consisted of the issuance of 7,924,639 Galen ADR equivalents, valued at $282.9 million, in exchange for all of the outstanding shares of Warner Chilcott, the issuance of Galen options and warrants valued at $31.2 million to former holders of Warner Chilcott options and warrants and $11.4 million of transaction related costs. The acquisition of Warner Chilcott was accounted for as a purchase. Because the transaction closed on the last business day of our fiscal year, the acquisition of Warner Chilcott had no impact on our operating results other than the write-off of acquired in-process product research and development in the amount of $26.4 million and administrative and research and development costs attributable to the acquisition in the amount of $4.9 million. The Warner Chilcott acquisition is reflected on our balance sheet as of September 30, 2000.

     As of September 30, 2000, Warner Chilcott had senior notes outstanding totalling $200.0 million in principal amount. Our acquisition of Warner Chilcott triggered the right of each holder of Warner Chilcott notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. Following exercise of this repurchase right by some holders, Warner Chilcott currently has $159.7 million of senior notes outstanding.

     As we announced on January 23, 2000, Galen received an approvable letter from the UK Committee on Safety of Medicines for its first intravaginal ring, or IVR, based product for hormone replacement therapy. The application, which was the subject of this approvable letter, will be used to deliver estradiol (estrogen) for the relief of post-menopausal symptoms. Galen anticipates that it will receive authorization to begin marketing the IVR in the UK during 2001. Galen plans to submit the estradiol IVR through the European Union Mutual Recognition Procedure to gain marketing approval throughout Europe.

RESULTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2000 AND 1999

  Revenue

     Total revenue for the year ended September 30, 2000 reached a record $134.3 million, up $25.1 million or 23% over 1999. Both of our segments posted revenue increases with pharmaceutical products up $6.5 million and pharmaceutical services up $18.6 million.

     Our pharmaceutical product revenue increased 10% to $69.5 million. Our pharmaceutical product business includes the development, promotion and sale of branded prescription products in the UK and Ireland and the specialty manufacture of pharmaceutical products for other companies. We generated strong unit growth in the sale of our branded pharmaceutical products. However, some of this growth was masked by two factors. First, effective October 1, 1999, we reduced the average selling prices of products in our portfolio by an average 4.5% as was mandated by the UK Pharmaceutical Pricing Regulation Scheme, which mandate impacted essentially all participants in the UK pharmaceutical market. Second, all of our product revenue in 2000 was denominated in UK pounds. From 1999 to 2000, the US dollar appreciated relative to the UK pound by more than 4%, which reduced our growth as measured in US dollars. We do not anticipate another PPRS pricing adjustment in the near future.

     Pharmaceutical services revenue increased 40% to $64.9 million as both clinical trials services and chemical synthesis services generated strong growth over fiscal 1999. In the year 2000 we were able to leverage our past investments in our clinical trials services business, notably the building of a CTS facility in Pennsylvania and our 1999 acquisition of ICTI. We are encouraged by the growth prospects for our custom chemical synthesis business based on acceleration in demand from research-driven pharmaceutical companies for those specialized services.

  Gross profit/cost of sales/gross margin

     Gross profit dollars increased $11.2 million or 18% to 72.5 million from $61.3 million in 1999 due primarily to our 23% increase in revenue, which increase was offset by a decrease in our average gross profit margin. Our gross profit margin declined to 54.0% from 56.1% due in large part to the PPRS mandated 4.5% selling price decrease on October 1, 1999. Offsetting part of the decline in product gross margin was an increase in gross margins realized from our specialty pharmaceutical manufacturing operations and a significant improvement in our services gross profit margins. CSS moved into commercial operation in 1998. As our custom chemical synthesis business has developed, we have benefited from improved capacity utilization and other operating leverage.

  Operating expenses

     Selling, general and administrative expenses increased $4.3 million or 22% from $19.0 million in fiscal 1999 to $23.3 million in 2000. SG&A expenses in our products business accounted for $1.1 million of the increase mainly due to a $2.1 million increase in non-cash compensation expense, which increase was partially offset by an increase in the amount of governmental grants received during fiscal 2000 as compared with 1999. This non-cash compensation expense is associated with certain of our performance-based share option plans. We recognize compensation expense based on the market value of shares subject to certain options under our option plans at various points in time and as the value of our shares increased from 1999 through 2000, so did the amount of non-cash compensation expense recorded under these plans. Non-cash compensation expense under these plans totaled $2.9 million in fiscal 2000 and $0.8 million in 1999. SG&A expenses in our services business increased $3.2 million in fiscal 2000 compared with 1999 as we added sales and administrative infrastructure to support the growth of this business. The increase in SG&A expenses in the services business was in line with the increase in service revenue from 1999 to 2000.

     Research and development expense nearly doubled from $6.5 million in fiscal 1999 to $12.5 million in 2000. The majority of this increase relates to costs of $4.0 million incurred by us in connection with our September 2000 acquisition of Warner Chilcott. These costs were associated with the termination of certain research and development contracts triggered by the acquisition. Otherwise, the balance of the significant increase reflected increased clinical activity associated with our efforts to gain marketing approval of our various IVR products. The UK Phase III comparator clinical trial for our estradiol IVR and our application for UK marketing authorization were completed during fiscal 1999. However, in fiscal 2000 we continued to dedicate significant resources to support our application. During fiscal 2000 we completed the design and implementation of a US FDA Phase III placebo-controlled study for our estradiol IVR. At fiscal 2000 year end, we feel we are well positioned to enroll and complete the study in the first half of 2001.

     Depreciation expense increased $1.8 million to $6.8 million as compared with $5.0 million in 1999. This increase reflects the level of our investment in facilities, particularly in support of our services business. Amortization of intangible assets increased due to a full year's amortization of the intangible assets recorded in connection with our 1999 acquisitions of ICTI and the Bartholomew Rhodes group and the June 2000 acquisition of Applied Clinical Concepts, Inc. Amortization of intangibles assets will increase markedly in fiscal 2001 due to the September 2000 acquisition of Warner Chilcott.

     In connection with our acquisition of Warner Chilcott, we recorded a $26.4 million charge for the value of acquired in-process product research and development. We purchased the rights to, and assumed responsibility for, several ongoing Warner Chilcott product development projects. These product development projects consisted mainly of line extensions of several of Warner Chilcott's owned and currently marketed products. The remaining work on the projects includes the finalization of formulations, validation of manufacturing processes, design and implementation of clinical trials and completion of regulatory submissions to the US FDA for regulatory approval. Cash inflows from these projects are anticipated to begin primarily in fiscal 2001 and 2003, the expected dates of regulatory approvals for these products.

  Operating profit/operating margin

     Our operating profit before amortization of intangible assets, acquired in-process research and development and, in 2000, $4.9 million of one-time costs associated with the acquisition of Warner Chilcott, increased 13% from $30.8 million in fiscal 1999 to $34.7 million in fiscal 2000. Our adjusted operating margin declined from 28.2% in 1999 to 25.9% in fiscal 2000. The major factors that decreased our adjusted operating margin were the acceleration of our research and development expenses as we incurred significant clinical costs in our efforts to obtain marketing approval for our estradiol IVR in the UK and the US, increased depreciation charges due to additions to our facilities to support our growth and a $2.1 million increase in non-cash compensation expense associated with certain of our performance-based share option plans.

  Interest expense/interest income

     Interest expense increased from $0.9 million in fiscal 1999 to $2.8 million in 2000. The increase resulted principally from increased borrowings related to our investments in facilities. Interest income increased from $1.5 million to $3.3 million as we had more funds available for investment throughout the year 2000 as compared with 1999. In November 1999, we completed a public sale of our ordinary shares and raised $56.8 million, which accounted for the bulk of the increase in funds available for investment.

  Income tax expense

     Our taxes on income decreased $1.3 million from $9.9 million in fiscal 1999 to $8.6 million in fiscal 2000. We operate primarily in two tax jurisdictions: the United Kingdom and the United States. The statutory tax rate in the UK was 30% in 2000 and 30.5% in 1999. In the US the federal statutory tax rate was 35% in 2000 and 1999. Taking into account the utilization of US tax loss carryforwards, the higher US tax rate has not, to date, negatively impacted our total effective tax rate. The main cause of our high effective tax rate in fiscal 2000 was the write off of acquired in-process product research and development in the amount of $26.4 million, which is not deductible for tax purposes.

  Net income (loss) per ADR

     The net result of the items discussed above was that we reported a $7.4 million net loss for the year 2000 compared with reported net income of $19.0 million in fiscal 1999. Our loss per ADR was $0.24 on both a basic and diluted basis. The weighted average number of ADR equivalents outstanding increased by approximately 1.3 million from 1999 to 2000 due to the public sale of 6.0 million of our ordinary shares (1.5 million ADR equivalents) in November 1999.

     We believe that normalized cash earnings should be considered together with, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles. In our calculation of normalized cash earnings we add back the after-tax impact of certain one-time items to reported net income. We also add back expenses associated with the amortization of all intangible assets (including specifically identified intangible assets and goodwill). We believe that normalized cash earnings provide a useful measure of our ability to generate cash from our operating activities. The following table provides a comparison of our normalized cash earnings and normalized cash earnings per ADR for fiscal 2000 and 1999:

                                                                  FOR THE YEARS ENDED
                                                                      SEPTEMBER 30
                                                            --------------------------------
                                                                 2000              1999
                                                            --------------    --------------
                                                            (US DOLLARS IN THOUSANDS EXCEPT
                                                                ADR AND PER ADR AMOUNTS)
Reported net income (loss)................................   $    (7,357)      $    19,037
  One-time expense:
     Acquired in-process R&D..............................        26,400             1,664
     Acquisition related expense, after-tax...............         3,900                --
  Amortization of intangible assets.......................         2,538               774
                                                             -----------       -----------
Normalized cash earnings..................................   $    25,481       $    21,475
                                                             ===========       ===========
Weighted average ADR equivalents outstanding:
  Basic...................................................    30,361,093        29,082,360
  Diluted.................................................    30,481,463        29,097,402
Normalized cash earnings per ADR:
                                                             -----------       -----------
  Basic...................................................   $      0.84       $      0.74
                                                             ===========       ===========
  Diluted.................................................   $      0.84       $      0.74
                                                             ===========       ===========

     Normalized cash earnings increased 19% from 1999 to 2000 and earnings per ADR, both basic and diluted, increased 14% to $0.84 per ADR. Our Board of Directors recommended the payment of a final dividend of 1.38 pence per ordinary share (5.52 pence per ADR), an increase of 25% over 1999, making the total dividend for the year of 2.07 pence per ordinary share (8.28 pence per ADR) compared to 1.65 pence per ordinary share (6.60 pence per ADR) in fiscal 1999.

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

  Revenue

     Our total revenue increased 35% from $80.8 million in fiscal 1998 to $109.2 million in fiscal 1999. Both our businesses posted strong revenue increases with pharmaceutical products up $9.3 million and pharmaceutical services up $19.1 million.

     Our pharmaceutical products revenue in 1999 and 1998 were derived from two activities: sales of branded products through our sales and marketing organization and the specialty manufacture of pharmaceutical products (including sterile solutions) for third parties. We withdrew from the direct promotion of sterile solutions in 1998. Product revenue increased 17% from $53.7 million in 1998 to $62.9 million in 1999 principally due to a 19% increase in sales of promoted products. The increase includes the impact of the products acquired is part of our acquisition of Bartholomew Rhodes Ltd. in June 1999. Following a decline in our sterile product revenue in fiscal 1998 compared with 1997, we generated modest revenue growth in this area in 1999, with revenue increasing 9% to $11.8 million. This growth was fuelled by higher value speciality manufacturing projects undertaken for both existing and new customers. Our pharmaceutical products business accounted for 58% of our total revenue in fiscal 1999 compared to 66% in fiscal 1998.

     Our pharmaceutical service revenue increased 70% from $27.1 million in fiscal 1998 to $46.3 million in 1999. This increase in pharmaceutical services revenue was mainly attributable to a 63% increase in clinical trials service revenue from $26.3 million in fiscal 1998 to $42.7 million in fiscal 1999. This growth was the result of our ramping up operations of our CTS facility in the United States and, to a lesser extent, continued growth of our European clinical trial business, and the first full year of chemical synthesis trading. During 1997, 1998 and continuing in 1999, we made significant investments in infrastructure to support our worldwide services business. In fiscal 1999 we began to benefit from our past investments, which enabled our services business to record impressive revenue gains in each of our areas of focus. Pharmaceutical services accounted for 42% of our total revenue in fiscal 1999 compared to 34% in fiscal 1998.

  Gross profit/cost of sales/gross margin

     Gross profit dollars increased $19.0 million or 45% from $42.2 million to $61.3 million. This increase was the result of the 35% increase in total revenue and an increase in our average gross profit margin in 1999 compared with 1998. Gross margin on revenue increased 390 basis points from 52.2% in 1998 to 56.1% in 1999. Margins in our products business improved from 52.8% to 53.7% aided by increases in margins realized on our specialty-manufacturing activity. Better capacity utilization in our services business enabled us to increase margins from 51.2% in 1998 to 59.3% in fiscal 1999.

  Operating expenses

     Selling, general and administrative, or SG&A, expenses increased $3.7 million, or 24% over 1998. In fiscal 1998, SG&A expenses included $4.5 million of one-time costs associated with our failed merger with Ferring Pharmaceuticals. On a normalized basis, SG&A costs increased $8.2 million, or 76% compared with 1999. The increase was driven mainly by additions to our sales and administrative staffs to support the growth in each of our business activities.

     Research and development costs increased 28% from $5.1 million to $6.5 million reflecting increased activity related to our efforts to obtain approval of our first product based on our proprietary intravaginal ring technology. The increase reflects external costs of ongoing clinical activities rather than increased internal infrastructure or staff. During 1999 we completed the UK Phase III trail for our estradiol IVR and filed for approval of the product in the United Kingdom. We also completed a Phase II dose ranging study for our estradiol/progestin IVR. We expect our research and development expenses to continue to increase in fiscal 2000 as we progress with clinical activities in the UK and initiate the Phase III study for the estradiol IVR in the United States.

     Amortization of intangible assets increased reflecting the April 1999 acquisition of ICTI and the June 1999 acquisition of the Bartholomew Rhodes group. Both transactions were accounted for as purchases. Depreciation increased $1.7 million or 50% due to our increased investments in facilities, particularly in support of our services business.

     In connection with our acquisition of the Bartholomew Rhodes group, we recorded a $1.7 million charge for the value of acquired in-process product research and development. We purchased the rights to, and assumed responsibility for, several ongoing Bartholomew Rhodes product development projects. The remaining work on the products consisted mainly of completion of applications and submissions to the UK MCA for regulatory approval.

  Operating profit/operating margin

     Our operating profit before amortization of intangible assets, acquired in-process research and development and, in 1998, $4.5 million of expenses related to the failed merger with Ferring Pharmaceutical, increased 34% from $23.0 million in fiscal 1998 to $30.8 million in fiscal 1999. The increase was broadly in line with our growth in revenue. Our operating margin declined slightly from 28.5% in fiscal 1998 to 28.2% in 1999. The modest improvement in our gross margin discussed above was offset by increases in our operating costs, particularly the acceleration of our research and development costs and the higher depreciation expenses associated with our investment in facilities to support our services business.

  Interest expense

     Interest expense increased from $0.4 million in fiscal 1998 to $0.9 million in 1999. The increase resulted principally from increased borrowings related to our investment in acquisitions of $38.6 million and capital expenditures of $18.4 million during fiscal 1999.

  Income tax expense

     During fiscal 1999 and 1998 we operated primarily in two tax jurisdictions, the United Kingdom and the United States. The statutory tax rate in the UK was 30.5% in 1999 and 31% in 1998. The federal statutory rate in the US was 35% in both 1999 and 1998. Our taxes on income increased $1.3 million from $8.6 million in fiscal 1998 to $9.9 million in fiscal 1999. Our effective tax rate decreased from 41.8% in fiscal 1998 to 34.2% in 1999. The high effective tax rate in 1998 was primarily due to our incurrence of roughly $4.5 million of transaction costs that were not deducted in computing our tax provision for that year. In 1999 we wrote off $1.7 million of acquired in-process product research and development, which contributed to our effective tax rate exceeding the UK statutory rate.

  Net income/earnings per ADR

     The net result of the factors outlined above was that net income for fiscal 1999 increased by 60% to $19.0 million as compared with $11.9 million in fiscal 1998. Earnings per ADR, on both a basic and diluted basis, increased 59% from $0.41 to $0.65. The weighted average number of ADR equivalents outstanding remained essentially constant during 1999 compared with 1998, as we did not complete any significant transactions involving our shares during the year.

     We believe that normalized cash earnings should be considered together with, but not as a substitute for, other measures of financial performance reported in accordance with generally accepted accounting principles. In our calculation of normalized cash earnings we add back the after-tax impact of certain one-time items to reported net income before extraordinary items. We also add back expenses associated with the amortization of all intangible assets (including specifically identified intangible assets and goodwill). We believe that normalized cash earnings provide a useful measure of our ability to generate cash from our operating activities. The following table provides a comparison of our normalized cash earnings and normalized cash earnings per ADR for fiscal 1999 and 1998:

                                                                  FOR THE YEARS ENDED
                                                                      SEPTEMBER 30
                                                            --------------------------------
                                                                 1999              1998
                                                            --------------    --------------
                                                            (US DOLLARS IN THOUSANDS EXCEPT
                                                                ADR AND PER ADR AMOUNTS)
Reported net income.......................................   $    19,037       $    11,935
  One-time expense:
     Acquired in-process R&D..............................         1,664                --
     One-time transaction costs...........................            --             4,500
  Amortization of intangible assets.......................           774                55
                                                             -----------       -----------
Normalized cash earnings..................................   $    21,475       $    16,490
                                                             ===========       ===========
Weighted average ADR equivalents outstanding:
  Basic...................................................    29,082,360        29,066,597
  Diluted.................................................    29,097,402        29,066,597
Normalized cash earnings per ADR:
                                                             -----------       -----------
  Basic...................................................   $      0.74       $      0.57
                                                             ===========       ===========
  Diluted.................................................   $      0.74       $      0.57
                                                             ===========       ===========

     Normalized cash earnings increased 30% in fiscal 1999 compared with 1998 and normalized cash earnings per ADR increased 30% to $0.74 per ADR. These results encouraged our Board of Directors to recommend the payment of a final dividend of 1.10 pence per ordinary share (4.40 pence per ADR), an increase of 25% over 1998, making the total dividend paid for the year of 1.65 pence per ordinary share (6.60 pence per ADR) compared to 1.32 pence per ordinary share (5.28 pence per ADR) in fiscal 1998.

B.  LIQUIDITY AND CAPITAL RESOURCES

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                               2000         1999         1998
                                                             ---------    ---------    ---------
                                                                  (US DOLLARS IN THOUSANDS)
Net cash provided by operating activities..................  $ 18,810     $ 17,394     $ 19,864
Net cash provided by (used in) investing activities........  $ 15,743     $(57,483)    $(32,207)
Net cash provided by financing activities..................  $ 69,822     $ 22,510     $  3,420
                                                             --------     --------     --------
Net increase (decrease) in cash and equivalents............  $104,375     $(17,579)    $ (8,923)
                                                             --------     --------     --------

     In 2000, net cash provided by operating activities increased $1.4 million. Net income excluding the impact of non-cash items such as the write-off of acquired in-process R&D, depreciation, amortization of intangible assets and non-cash compensation expenses increased 14% from $25.6 million in 1999 to $29.3 million in 2000. This increase in cash provided by operating activities was offset by an increase in our accounts receivable, prepaid expenses and other assets reflecting increased revenue activity in the period preceding year end.

     The major source of cash provided by investing activities in fiscal 2000 was generated by the acquisition of Warner Chilcott, which was purchased with our ordinary shares. In connection with that transaction, we acquired $62.2 million of cash. Excluding the impact of the cash acquired in the Warner Chilcott transaction, we used $44.5 million for acquisitions and asset purchases during 2000 as compared with $57.5 million used for acquisitions and asset purchases in 1999. The combination of the $62.2 million of cash acquired, and the $13.0 million less cash invested in acquisitions and asset purchases explains the generation of $15.7 million of cash from investing activities in 2000 compared with a net use of $57.5 million in fiscal 1999.

     During 2000, net cash provided by financing activities was $69.8 million compared with $22.5 million of cash provided in 1999. We raised cash from two sources in fiscal 2000, a November 1999 sale of 6.0 million of our ordinary shares raising $56.8 million and a net increase in long-term borrowings and capital leases of $13.9 million.

     The major financing activity of the year 2000 was the issuance of shares and equivalents to acquire Warner Chilcott on September 29, 2000. This transaction did not involve cash other than the acquisition of cash balances noted above. As part of that acquisition, we added $206.0 million of long-term debt, representing $200.0 million aggregate principal amount of 12 5/8% senior notes at a premium, to our capital structure. On December 13, 2000 we repurchased, through our Warner Chilcott subsidiary, $40.3 million principal amount of the senior notes for $40.7 million, plus accrued interest. Warner Chilcott used cash on hand to fund the repurchase. The $40.7 million repurchase amount is shown as a current liability on our balance sheet. The remaining $159.7 million principal amount of notes are shown on our balance sheet at $165.7 million reflecting their market value on the date of the acquisition.

     At September 30, 2000 we held cash of $113.7 million. $62.2 million was held in US dollar deposits, of which $40.7 million was subsequently applied to fund the repurchase of the Warner Chilcott senior notes, and $51.5 million in UK pounds. We had total borrowings at September 30, 2000 of $267.7 million, comprising the Warner Chilcott loan notes, bank, and equivalent funding.

     The balance of the principal amount of the senior loan notes after the repayment in December 2000, is repayable at the option of Warner Chilcott at a premium from 2004, the premium reducing up to the final repayment date in 2008. The note indenture limits the ability of the subsidiary to incur or guarantee additional debt, as well as to pay dividends or to redeem or to purchase capital stock.

     Bank and equivalent funding at September 30, 2000, amounted to $61.7 million, of which $59.6 million is at variable rates based on LIBOR. We do not make use of derivatives to hedge interest rate risk as we believe that our exposure to changes in interest rates under the variable rate agreements will not have a significant effect on our financial condition or result of operations.

     Of our total loan note, bank, and equivalent funding at September 30, 2000 of $267.7 million, $206.0 million is denominated in US dollars and the balance in UK pounds. We had no foreign currency option contracts at September 30, 2000.

     In addition, at September 30, 2000 we had liabilities of $7.0 million in relation to deferred consideration, and a maximum potential liability of $13.0 million in respect of contingent consideration, relating to the acquisitions of ICTI and ACCI. At September 30, 2000 our expenditure commitment under contracts for the completion of capital projects in progress was $7.8 million.

     We intend to fund our future liquidity needs, including capital expenditures and dividend payments, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. At September 30, 2000 we had $43.4 million of availability under committed credit facilities with several banks, and a further $94.6 million of availability agreed in principle but not yet committed pending our requirement for it.

     There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. Other than $40.7 million of Warner Chilcott notes repurchased using cash on hand, we generally expect to fund repayments of indebtedness with other indebtedness. In the event that we pursue significant company or product line acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.

FINANCIAL CONDITION

                                                                 AS OF SEPTEMBER 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
                                                              (US DOLLARS IN THOUSANDS)
Total assets................................................   $805,911       $201,127
                                                               --------       --------
Indebtedness................................................   $267,691       $ 46,454
Other liabilities...........................................     93,951         48,250
                                                               --------       --------
  Total liabilities and minority interests..................   $361,642       $ 94,704
                                                               --------       --------
Total shareholders' equity..................................   $444,269       $106,423
                                                               --------       --------

     Total assets increased $604.8 million at September 30, 2000 mainly due to the impact of the September 2000 acquisition of Warner Chilcott for $325.5 million plus the assumption of $206.0 million of indebtedness. We also acquired Applied Clinical Concepts, Inc. for $15.6 million during the year 2000. The asset accounts most impacted by the acquisition of Warner Chilcott were intangible assets, including goodwill, and cash balances. Net property, plant and equipment increased $8.5 million as we continued to expand and invest in our facilities to support our growth.

     Total indebtedness increased $221.2 million of which $206.0 million was assumed in the acquisition of Warner Chilcott. The balance represented normal borrowings of business units in local currency used to fund a portion of certain long-term capital investments.

     Other liabilities increased $45.7 million, a significant portion of which reflects the timing of transaction expenses incurred in the transaction with Warner Chilcott. The acquisition of Warner Chilcott closed in September 2000 and a majority of the costs incurred were carried as liabilities at September 30, 2000 and subsequently paid in the months of October and November 2000. In addition, at year-end we recorded $6.0 million of contingent purchase consideration due under our agreement to acquire ICTI based upon the performance of that entity through September 30, 2000.

     Shareholders' equity increased mainly due to the issuance of shares to acquire Warner Chilcott, but also from the placing of 6.0 million ordinary shares in November 1999 for net proceeds of $56.8 million.

     The ratio of indebtedness to our total capitalization (indebtedness plus shareholders' equity) increased from 30.4% at September 30, 1999 to 37.6% at September 30, 2000. The increase was primarily due to the acquisition of Warner Chilcott in which we assumed $206.0 million of debt.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     For a discussion of our research and development activities, patents and licenses, please see "Information on our Company -- Trademarks, Patents and Proprietary Rights" and "Information on our Company -- Research and Development."

D.  TREND INFORMATION

     We operate in two businesses: promotion of pharmaceutical products in the United Kingdom and Ireland and the United States; and the provision of technology-based services to research-focused pharmaceutical companies. We believe that both businesses present the opportunity for growth in the near-term.

     Our pharmaceutical products business has grown through a combination of organic growth, introduction of new products and selective acquisitions. We plan to introduce several new products in the United Kingdom and Ireland market during fiscal 2001. We believe the unfavorable impact of the PPRS will not be significant over the next several years. Several of our branded products in the United States participate in market niches that we expect will grow at healthy rates, such as hormone replacement therapy and oral contraception. Others have the opportunity to increase market share based on increased promotional support, such as Doryx(R), our proprietary form of doxycycline. We also intend to continue to pursue opportunities to acquire or in-license additional products for the United Kingdom and Ireland and United States markets. We believe that the consolidation taking place in the pharmaceutical industry may lead to increased opportunities for us to acquire additional branded products.

     Our services business has grown both in response to increased demand from the pharmaceutical industry and from our acquisition activities. We believe that demand for the specialized services that we provide will continue to grow as the breadth of drug development activities increases. In the short-term, the consolidation of major pharmaceutical firms may have the impact of terminating certain development projects. However, we expect the proliferation of Phase IV studies to support promotion of existing products and the emergence of new projects triggered by advances in mapping the humane genome to offset the impact of any near-term declines. The segments of the pharmaceutical services industry in which we compete are relatively young and fragmented. This dynamic has allowed us to complete a number of attractive acquisitions that were complementary to our existing base, particularly in clinical trial services. We believe this environment will continue to be favorable in the near-term.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

     The current members of the Board of Directors are detailed below:

        NAME                                                                  POSITION
        ----                                                                  --------
        Dr. J.A. King...............................................  Executive Chairman
        R.M. Boissonneault..........................................  Chief Executive Officer
        R.G. Elliott................................................  Chief Financial Officer
        P.S. Herendeen..............................................  Executive Vice President
                                                                      President, Services
        A.D. Armstrong..............................................  Division
        Dr. A.J. McClay, CBE, OBE...................................  Non-Executive President
        D. Gibbons, MBE.............................................  Non-Executive Director
        M.G. Carter.................................................  Non-Executive Director
        Dr. H.A. Ennis, OBE.........................................  Non-Executive Director
        T.G. Lynch..................................................  Non-Executive Director

     Dr. John King (51), Executive Chairman of the Board, joined Galen in 1979 as Technical Manager responsible for the development and registration of new products. Dr. King was appointed Technical Director in 1981, Managing Director in 1984, Chief Executive in 1991 and became Chairman in 2000. Prior to joining

Galen, he was a lecturer in the Pharmacy Department of The Queen's University, Belfast. He obtained a PhD in 1974 and registered with the Pharmaceutical Society of Northern Ireland in 1976.

     Mr. Roger Boissonneault (51) was appointed Chief Executive Officer and joined our board of directors in 2000 following the acquisition by Galen of Warner Chilcott. Mr. Boissonneault served as President and Chief Operating Officer of Warner Chilcott since 1996 and as a Director of Warner Chilcott since 1998. From 1976 to 1996 Mr. Boissonneault served in various capacities with Warner-Lambert Company, including Vice President, Female Healthcare, Director of Warner-Lambert Corporate Strategic Planning, and Director of Obstetrician/Gynecologist Marketing. Mr. Boissonneault has a B.A. in Biology from the University of Connecticut and an M.B.A. from Rutgers University. Mr. Boissonneault also serves on the Board of Directors of Boron LePore and Associates.

     Mr. Geoffrey Elliott (48) was appointed Finance Director of Galen in 1993 and now serves as our Chief Financial Officer. He qualified as a chartered accountant in 1984. After a period in industry and management consultancy, he joined the accountancy practice of Magee Todd & Vaughan, becoming a partner in 1988.

     Mr. Paul Herendeen (45) was named Executive Vice President and joined the Board in 2000 following the acquisition by Galen of Warner Chilcott. Mr. Herendeen served as Executive Vice President and Chief Financial Officer of Warner Chilcott since 1998, having served as a Director of Warner Chilcott since 1996. From 1995 to 1998, Mr. Herendeen was an investment professional with Prudential Equity Investors and held various investment banking positions with Oppenheimer & Co Inc and Continental Bank. Mr. Herendeen has a B.S. in Management from Boston College and an M.B.A. from the Darden School at the University of Virginia. Mr. Herendeen has served on the boards of directors of several private companies.

     Mr. Alan Armstrong (41) joined Galen in 1978. In 1995, he became Chief Operating Officer for Galen Holdings. He has held a number of senior manufacturing and quality control positions within Galen. He is a member of the Royal Society of Chemistry.

     Dr. Allen McClay (68) established Galen in 1968, having qualified as a pharmacist in 1953. He joined Glaxo in 1955 as a sales representative in Northern Ireland and remained with them for 13 years until he founded Galen.

     Mr. David Gibbons (62) was appointed to the Board in March 1997. He was previously Chairman and Managing Director of Abbott Laboratories United Kingdom and was a board member of The Association of the British Pharmaceutical Industry and Chairman of the Pharmaceutical Price Regulation Scheme Committee. He is Non-Executive Chairman of Nexan LTD, MedNova Limited, Weston Medical PLC and Genosis Inc.

     Dr. Michael Carter (62) was appointed to the Board in May 1998. He has 25 years' pharmaceutical industry experience with both Roche and Zeneca acting as a board member of Salick Healthcare in the US. He holds a triple fellowship of the Royal Pharmaceutical Society, the Royal College of Physicians of Edinburgh and the Faculty of Pharmaceutical Physicians of the Royal Colleges. He is a Non-Executive Director of Provensis Ltd., Micromet AG, Cancervax Inc., Radamacher Group Limited, Kudos Pharmaceuticals Limited and Non-Executive Chairman of Metris Therapeutics Limited and a Venture Partner of Schroder International Ventures Life Sciences.

     Dr. Harold Ennis (70) was appointed to the Board in May 1996. He is the Chairman of Havien Limited, Creative Composites Ltd., Vice Chairman of Trade and Business Development Body and a Non-Executive Director of Dunloe Ewart PLC, Balcas Limited and a number of private companies. Previously he was a member of the Northern Ireland Economic Council and the Industrial Development Board for Northern Ireland.

     Thomas G. Lynch (44) was appointed to the Board in November 2000. Since 1993 he has served as Executive Vice President and Chief Financial Officer of Elan Corporation, plc. He is a member of Elan's Board of Directors as well as Nanogen, Inc., Pembroke Capital Ltd and ICON PLC. He became Chairman of Amarin PLC in 1999. Mr. Lynch was a Founding Director of Warner Chilcott, serving as a board member until its acquisition by Galen in September 2000.

B.  COMPENSATION

     Details of individual Directors' compensation for the year ended September 30, 2000 are summarized in the following table:

                                                                    PENSION
EXECUTIVE DIRECTORS           SALARY      BONUS      BENEFITS    CONTRIBUTIONS     TOTAL
-------------------          --------    --------    --------    -------------    --------
J.A. King..................  $234,000    $ 47,000    $    --       $ 78,000       $359,000
R.G. Elliott...............  $144,000    $ 47,000    $ 8,000       $125,000       $324,000
A.D. Armstrong.............  $186,000    $ 33,000    $ 9,000       $ 16,000       $244,000
A.J. McClay................  $ 39,000    $     --    $ 9,000       $     --       $ 48,000
                             --------    --------    -------       --------       --------
          Total............  $603,000    $127,000    $26,000       $219,000       $975,000
                             --------    --------    -------       --------       --------

NON-EXECUTIVE DIRECTORS        FEES
-----------------------      --------
H.A. Ennis.................  $ 39,000
D. Gibbons.................  $ 39,000
M.G. Carter................  $ 39,000
                             --------
          Total............  $117,000
                             --------

     We added two executive directors, Roger Boissonneault and Paul Herendeen, to our Board following the closing of the Warner Chilcott acquisition. In November 2000 we added another non-executive director, Thomas Lynch, to our Board. These individuals are not included in the above table as they were not members of the Board and were not compensated by us during the year ended September 30, 2000. Although Dr. McClay is now our Non-Executive President, his compensation for the fiscal year 2000 is included with the executive Directors as he served in an executive capacity during most of the year.

  Executive Director Incentive Plans

     Our executive directors participate in various incentive compensation plans administered by our Remuneration Committee. The plans are designed to align compensation with business objectives and individual performance to retain and reward the executives for their commitment to our long-term success. Each executive has the opportunity to earn an incentive award based on the following process:

     - Company and individual goals are set prior to the beginning of the performance cycle, which is our fiscal year;

     - The Remuneration Committee specifies target ranges for possible incentive awards;

     - At the end of the year, each executive's performance is evaluated against his or her goals and objectives and other contributions to our company;

     - Each executive's performance is then compared with peers within our company; and

     - Incentive awards, if any, are determined based upon each executive's performance and contributions during the year, taking into consideration of our overall performance and a comparison with compensation practices of other comparable companies.

     Incentive awards include both cash bonuses and share option awards under our various share option plans. The total amount of cash bonuses paid to Executive Directors during fiscal 2000 was $127,000 as shown in the table above. For a detailed description of our share option plans see Footnote 13 "Stock Compensation Plans" of our consolidated financial statements. For a summary of share options held by the Executive Directors, see Item 6E -- "Share Ownership."

     During fiscal year 2000, Galen paid an aggregate amount of $219,000 in pension contributions on behalf of its Directors and senior management.

C.  BOARD PRACTICES

     In accordance with our Articles of Association, Dr. McClay and Mr. Gibbons retire by rotation, and being eligible, will be proposed for re-election at our Annual General Meeting in February of this year. Mr. Boissonneault, Mr. Herendeen and Mr. Lynch, each appointed to our board of directors since the last Annual General Meeting, are required under the Articles of Association to retire and they will also be proposed for reelection at the Annual General Meeting in February 2001.

     Under our Articles of Association the following directors must be proposed for re-election to the Board:

          (i) one third of the directors of the Board must retire from office. The directors to retire are those who have been longest in office, or in the case of those appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot; and

          (ii) any person whom the directors have appointed either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed holds office only until the next following Annual General Meeting, and is then eligible for reappointment but is not to be taken into account in determining the directors who are to retire by rotation at the same meeting. Messrs. Boissonneault, Herendeen and Lynch will be eligible for re-election under this provision.

In addition, the Combined Code published by the Committee on Corporate Governance recommends that each director of a public company listed in London submit themselves for re-election at regular intervals and at least every three years if they have not otherwise been proposed for re-election during that period. Except for Messrs. Boissonneault, Herendeen and Lynch, all directors of the Board have been re-appointed or appointed in the last three years.

     On July 2, 1997 each of Dr. McClay, Dr. King, Mr. Elliott and Mr. Armstrong entered into service agreements with us which agreements may each be terminated on twelve months' notice given by either party to the other. In addition to participating in the share option schemes established and adopted by us, these executive directors are also entitled to a company car, private health insurance and critical illness coverage, and each of Dr. King, Mr. Elliott and Mr. Armstrong is entitled to an annual pension contribution. A discretionary cash bonus is payable annually to each of the executive directors up to a maximum of 20 percent of their total compensation.

     Both Mr. Boissonneault and Mr. Herendeen entered into new service contracts with Warner Chilcott, Inc. on May 3, 2000. These contracts became unconditional on September 29, 2000. Both contracts provide that each of them will serve on our Board and will be eligible to serve on the board of other companies who are our subsidiaries. These contracts may each be terminated on twelve months' notice by the executive or immediately for cause. Should we terminate either of these contracts without cause, the executive will be entitled to a severance payment which will be equal to his base salary and benefits for a period of twelve months. However, should the contract be terminated pursuant to a change of control (as defined in the contract) the severance payment due to the executive will be equal to his base salary and benefits for a period of eighteen months.

     Under the terms of these contracts, Mr. Boissonneault is entitled to a base salary of $285,000 and Mr. Herendeen is entitled to a base salary of $270,000. In addition, on September 29, 2001 each of them shall be eligible to receive a retention bonus if still employed by the Galen group of companies together with a signing bonus; these amount in aggregate to approximately $450,000 for each executive. These bonuses are payable in consideration for Messrs. Boissonneault and Herendeen waiving their rights to certain options over shares in Warner Chilcott, and other covenants and obligations contained in their previous employment agreements, including the right to terminate their agreements and receive eighteen months base salary and benefits. Both executives are entitled to receive an annual cash bonus of up to 50 percent of their base salary. Each of them will be entitled to a payment in respect of any excise tax deemed payable on any benefits provided under these contracts. Both executives have entered into non-compete and non-solicitation agreements for a period of six months following termination of their contract.

     In addition to the above employment contracts, Messrs. Boissonneault and Herendeen entered into option rollover and lock-up agreements dated May 3, 2000 with Galen. Under the terms of these agreements, both executives agreed to rollover their entitlements to purchase Warner Chilcott shares under existing options and warrants held by them so that they automatically converted into options and warrants to subscribe and/or purchase ordinary shares in Galen. Under the terms of these agreements, the existing options and warrants (and therefore the substitute options and warrants) became fully vested and exercisable on September 29, 2000. However, each executive agreed not to exercise or transfer any of the substitute options and/or warrants until the publication of Galen's interim financial results for the six months ended March 31, 2001, except with the prior written consent of an independent majority of the Board, whose consent may not to be unreasonably withheld or delayed.

     Dr. Harold Ennis and Mr. David Gibbons were appointed to the Board as non-executive directors under the terms of letters of appointment dated May 22, 1997 and Dr. Michael Carter was appointed under a letter of appointment dated March 13, 1998. The appointment of Mr. Thomas Lynch in November 2000 is under the same terms. These appointments are at the will of the parties, but are expected to last for three years, following which they will be reviewed annually. Each of the non-executive Directors is entitled to a fee of L25,000 per annum.

BOARD COMMITTEES

     Our audit committee and remuneration committee have each operated throughout the year. Our audit committee at present consists of three non-executive directors, Dr. H.A. Ennis, Mr. D. Gibbons and Dr. M.G. Carter. Our audit committee, which is chaired by Dr. H.A. Ennis, meets not less than three times a year and assists the Board in ensuring that our published financial statements give a true and fair view and in securing reliable internal financial information for management decision-making. It also reviews the suitability and effectiveness of our internal control systems. The Committee reviews the findings of the external auditors and reviews key accounting policies and judgments.

     Our remuneration committee also consists of three non-executive directors and is chaired by Mr. D. Gibbons. The Committee meets at least once a year. The primary function of our remuneration committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance.

     In setting the remuneration policy our remuneration committee considers a number of factors including:

          (a) the basic salaries and benefits available to executive directors of comparable companies;

          (b) the need to attract and retain directors of an appropriate caliber; and

          (c) the need to ensure executive directors' commitment to the continued success of Galen by means of incentive schemes.

D.  EMPLOYEES

     As of September 30, 2000 we had 1,521 full time employees including employees of Warner Chilcott, which was acquired on September 29, 2000. Of the total, our pharmaceutical products business employed 684 and our pharmaceutical services business employs 837. None of our employees are covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

     The number of persons (including executive directors) employed by us at the end of each of the last three fiscal years were:

                                        2000                        1999                         1998
                             UNITED     NORTH            UNITED     NORTH            UNITED     NORTH
                             KINGDOM   AMERICA   TOTAL   KINGDOM   AMERICA   TOTAL   KINGDOM   AMERICA    TOTAL
                             -------   -------   -----   -------   -------   -----   -------   --------   -----
Administration staff......     120        84       204     114        19       133      96        16       112
Other staff...............     810       507     1,317     732       164       896     586        90       676
                               ---       ---     -----     ---       ---     -----     ---       ---       ---
                               930       591     1,521     846       183     1,029     682       106       788
                               ---       ---     -----     ---       ---     -----     ---       ---       ---

     The significant rise in employee numbers in 2000 is due to the inclusion of the Warner Chilcott workforce, effective September 29, 2000.

     We employed an average of 1,200 employees for the year ended September 30, 2000, including employees at the CTS and ICTI facilities in the US, of which 151 employees were involved in the administration of our company, compared to an average of 1,029 persons in the prior year, of which 133 employees were involved in the administration of the Galen Group.

E.  SHARE OWNERSHIP

DIRECTORS' INTERESTS IN SHARES OF OUR COMPANY

     In reviewing the share information in this report, holders of our ADRs should note that each ADR is the economic equivalent of four ordinary shares.

     The beneficial interest of the Directors and members of our administrative, supervisory or management bodies in the shares of Galen, at September 30, 2000 were as follows:

                                                                              % OF ORDINARY
                                                          ORDINARY SHARES        SHARES
                                                          OF 10 PENCE EACH     OUTSTANDING
                                                          ----------------    -------------
EXECUTIVE DIRECTORS:
Dr. J.A. King...........................................     21,527,822           13.5%
R.M. Boissonneault......................................        100,794              *
R.G. Elliott............................................      6,372,271            4.0%
P.S. Herendeen..........................................         95,796              *
A.D. Armstrong..........................................        250,947              *

NON-EXECUTIVE DIRECTORS:
Dr. A.J. McClay.........................................     39,639,118           24.9%
D. Gibbons..............................................             --             --
Dr. M.G. Carter.........................................             --             --
Dr. H.A. Ennis..........................................        100,000              *
T.G. Lynch..............................................        147,048              *

---------------
* Less than 1%.

INTEREST IN SHARE OPTIONS OR WARRANTS

     Details of share options and warrants held by our Directors and members of our administrative, supervisory or management bodies at September 30, 2000 are set out in the following tables. Note that each ADR represents four ordinary shares.

                                                                  NUMBER OF
                                                                  ORDINARY     EXERCISE
                                                       FISCAL      SHARES      PRICE PER    EARLIEST
                                                       YEAR OF     SUBJECT     ORDINARY     EXERCISE
APPROVED EXECUTIVE SHARE OPTION SCHEME                  GRANT     TO OPTION      SHARE        DATE
--------------------------------------                 -------    ---------    ---------    --------
R.G. Elliott.........................................   1999        6,703       L4.475       2/5/02
A.D. Armstrong.......................................   1999        6,703       L4.475       2/5/02

UNAPPROVED EXECUTIVE SHARE OPTION SCHEME
-----------------------------------------------------
Dr. J.A. King........................................   1999       75,636       L4.475       2/5/02
                                                        2000       38,614       L5.050       2/5/03
R.G. Elliott.........................................   1999       56,890       L4.475       2/5/02
                                                        2000       29,703       L5.050       2/5/03
A.D. Armstrong.......................................   1999       34,786       L4.475       2/5/02
                                                        2000       23,763       L5.050       2/5/03

                                                     NUMBER
                                        FISCAL      OF ADRS                        EARLIEST
                                        YEAR OF    SUBJECT TO    EXERCISE PRICE    EXERCISE    EXPIRY
GALEN U.S. 2000 SHARE OPTION SCHEME      GRANT       OPTION         PER ADR          DATE       DATE
-----------------------------------     -------    ----------    --------------    --------    -------
R.M. Boissonneault....................   2000        62,500          $49.35          (a)       9/29/10
P.S. Herendeen........................   2000        62,500          $49.35          (a)       9/29/10

---------------
(a) These options become exercisable as to 1/18th of the ADRs subject to option per month and will be fully exercisable beginning on March 31, 2002.

     The following options and warrants to purchase Galen ADRs were acquired by the named Directors in exchange for options and warrants that each previously held to purchase shares of Warner Chilcott:

                                                                NUMBER
                                                               OF ADRS
OPTIONS/WARRANTS ASSUMED IN                                   SUBJECT TO    EXERCISE PRICE
WARNER CHILCOTT TRANSACTION                                     OPTION         PER ADR
---------------------------                                   ----------    --------------
R.M. Boissonneault..........................................    15,625          $15.62
                                                                18,750          $ 1.60
                                                                25,000          $13.00
                                                                37,500          $11.30
                                                                75,000          $32.00

P.S. Herendeen..............................................     6,250          $32.00
                                                                18,750          $13.00
                                                               125,000          $15.62

T.G. Lynch..................................................     3,125          $15.63
                                                                 3,125          $12.60
                                                                 3,125          $32.00
                                                                 6,250          $32.00

     As of September 30, 2000 all of the above options/warrants assumed in the Warner Chilcott transaction were fully exercisable. No other Directors have been granted share options in our shares. The options held by Mr. Boissonneault and Mr. Herendeen are all performance-related based on divisional targets.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

     The following persons are beneficial owners of 5% or more of our ordinary share capital at September 30, 2000:

                                                          NUMBER OF       PERCENTAGE OF
                                                         SHARES HELD    SHARES OUTSTANDING
                                                         -----------    ------------------
Dr. A.J. McClay........................................  39,639,118            24.9%
Dr. J.A. King..........................................  21,527,822            13.5%

     Our major shareholders have identical voting rights to the other shareholders.

     At September 30, 2000 we had 158,965,206 ordinary shares outstanding. The total number of Galen ADRs outstanding was 6,144,838, representing underlying ownership of 24,579,352 ordinary shares, approximately 15.5% of our outstanding share capital.

B.  RELATED PARTY TRANSACTIONS

     During the years ended September 30, 2000, 1999 and 1998 we had business dealings with Boxmore International plc. We purchase packaging materials from Boxmore. Dr. H.A. Ennis, a Non-Executive Director of our Company, was also a director of Boxmore during the three years ended September 30, 2000. Our dealings with Boxmore are conducted on an arms-length basis. We believe that the terms of our dealings with Boxmore were no less favorable to us than could have been obtained from an unrelated third party. Our purchases from Boxmore totaled $741,000 for the year ended September 30, 2000, $561,000 for the year ended September 30, 1999, and $298,000 for the year ended September 30, 1998.

C.  INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.

LEGAL PROCEEDINGS

     We are involved in various legal proceedings of a nature considered normal to our business including patent litigation, product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

DIVIDEND DISTRIBUTION POLICY

     We have paid total dividends of L913,000 ($1,510,000), L1,648,000
($2,685,000) and L2,176,000 ($3,400,000) in each of our fiscal years ended
September 30, 1998, 1999 and 2000 based on UK GAAP earnings. The dividends are payable in pounds sterling. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors. Unrestricted retained earnings available for payment of dividends under UK GAAP at September 30, 2000 were $71,623,000.

B.  SIGNIFICANT CHANGES

     On December 13, 2000, Warner Chilcott repurchased $40.3 million principal amount of their 12 5/8% senior notes at 101% of the principal amount, plus accrued and unpaid interest, with $40.7 million of cash on hand. This repurchase was triggered by our acquisition of Warner Chilcott.

ITEM 9.  THE OFFER AND LISTING

     (Items 9A 1-3, 9A 5-7, B, D, E and F are not applicable)

A.4.  MARKET PRICE INFORMATION

     The following table sets forth the high and low sales prices per share of Galen ordinary stock for the fiscal year ended September 30 of each year indicated below, as of the end of each fiscal quarter indicated below, and for each month for the six-month period ending December 31, 2000 on the London Stock
Exchange:

                                                              HIGH        LOW
                                                             (PENCE)    (PENCE)
                                                             -------    -------
2000.......................................................  845.00     505.00
1999.......................................................  577.50     337.50
1998.......................................................  527.50     258.00
1997.......................................................  N/A        N/A
1996.......................................................  N/A        N/A

                                                              HIGH        LOW
                                                             (PENCE)    (PENCE)
                                                             -------    -------
1999:
First Quarter..............................................  545.00     447.50
Second Quarter.............................................  542.50     465.00
Third Quarter..............................................  577.50     485.00
Fourth Quarter.............................................  667.50     505.00

2000:
First Quarter..............................................  765.00     505.00
Second Quarter.............................................  692.50     517.50
Third Quarter..............................................  845.00     630.00
Fourth Quarter.............................................  975.00     822.50

                                                       HIGH                    LOW
                                               --------------------    --------------------
                                               (PENCE)       ($)       (PENCE)       ($)
                                               --------    --------    --------    --------
                                                LONDON      NASDAQ      LONDON      NASDAQ
                                                STOCK      NATIONAL     STOCK      NATIONAL
                                               EXCHANGE     MARKET     EXCHANGE     MARKET
                                               --------    --------    --------    --------
December, 2000*..............................   883.50      50.50       822.50      46.63
November, 2000*..............................   975.00      54.25       837.50      45.75
October, 2000*...............................   897.50      53.00       845.00      48.75
September, 2000..............................   845.00     N/A          800.00     N/A
August, 2000.................................   800.00     N/A          687.50     N/A
July, 2000...................................   692.50     N/A          630.00     N/A

---------------
* American Depositary Receipts, each representing 4 of our ordinary shares, have been listed on the Nasdaq National Market under the Symbol "GALN" since September 29, 2000, the date that the scheme of arrangement by means of which we acquired Warner Chilcott, was declared effective.

     Our ordinary shares were suspended from trading on the London Stock Exchange on June 23, 1998 following the announcement of an intended merger with Ferring Pharmaceuticals in accordance with the listing rules of the London Stock Exchange.

C.  MARKETS ON WHICH OUR ORDINARY SHARES TRADE

     Our ordinary shares are listed on the London Stock Exchange under the symbol "GAL", and on the Irish Stock Exchange under the symbol "GAL". American Depositary Receipts, each representing 4 of our ordinary shares, have been listed on the Nasdaq National Market under the Symbol "GALN" since September 29, 2000. On that day, which was the last business day in our fiscal year, the reported closing price for our ADR's was $48.25.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

     Not applicable

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

     Our Memorandum of Association provides that our principal objective is to carry on the business of a holding company.

     Our Articles of Association, which were adopted on July 2, 1997 contain provisions including:

          (a) Voting Rights

             (i) Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings. Except as otherwise provided in our Articles of Association, on a show of hands each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

             (ii) No member shall be entitled to vote at any general meeting if any call or other sum presently payable by him in respect of shares remains unpaid or if a member has been served by the Directors with a direction notice in the manner described in Paragraph (b) below.

        (b) Restrictions on Ordinary Shares

          If a member or any person appearing to be interested in our shares has been duly served with a notice pursuant to Article 220 of the Order and is in default in supplying to us information thereby required within 14 days from the date of service of such notice the Directors may serve on such member or on any such person a notice (a "restriction notice") in respect of the shares in relation to which the default occurred and any other shares held at the date of the restriction notice directing that the member shall not be entitled to be present or to vote at any general meeting or class meeting. Where the default shares represent at least 0.25 per cent of the shares the restriction notice may in addition direct that any dividend or other money which would otherwise be payable on such shares shall be retained by us without liability to pay interest and no transfer of any of the shares held by the member shall be registered unless the member is not himself in default in supplying the information requested and the transfer is part only of the member's holding and is accompanied by a certificate given by the member in a form satisfactory to the Directors to the effect that after due and careful inquiry the member is satisfied that no person in default is interested in any shares subject to the transfer or the transfer is an approved transfer.

        (c) Variation of Class Rights and Alteration of Capital

             (i) If at any time our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to the Order and any other legislation relating to companies (the "Statutes"), be modified, abrogated or varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of Articles 377, 378, 384 and 385 of the Order and the provisions of the Articles of Association relating to general meetings shall apply, mutatis mutandis, but so that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the relevant class and at an adjourned meeting one person holding shares of the class or his proxy. Any holder of shares of the relevant class present in person or by proxy may demand a poll upon which every holder of shares of that class shall be entitled to one vote for every such share held by him. The rights attached to any class of shares shall, unless otherwise expressly provided by the terms of issue of such shares or by the terms upon which such shares are for the time being held, be deemed not to be modified, abrogated or varied by the creation or issue of further shares ranking pari passu therewith or the purchase or redemption us of any of our own shares in accordance with the Statutes or the Articles of Association.

             (ii) We may by ordinary resolution increase our share capital consolidate and divide all or any of our share capital into shares of larger amount, sub-divide our shares into shares of smaller amount and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

             (iii) Subject to the provisions of the Statutes, we may by special resolution reduce our share capital, any capital redemption reserve and any share premium account in any way.

             (iv) Subject to the provisions of the Statutes or the Articles, all of our unissued shares are at the disposal of the Directors.

             (v) Subject to the provisions of the Statutes, any shares may be issued on terms that they are redeemable or liable to be redeemed at our option or at the option of the shareholders on the terms and in the manner provided for by the Articles of Association.

             (vi) Subject to the provisions of the Order, we may purchase our own shares (including any redeemable shares).

          (d) Transfer of Shares

             (i) Subject to Paragraph (d)(ii) below, the instrument of transfer of a share shall be signed by or on behalf of the transferor (and, in the case of a share which is not fully paid, by or on behalf of the transferee) and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. All transfers shall be effected by instruments in writing in any usual or common form or any other form which the Directors may approve. The Directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share which is not fully paid provided that where such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of the relevant class or classes from taking place on an open and proper basis. The Directors may likewise refuse to register any transfer in favor of more than four persons jointly. The Directors may decline to recognize any instrument of transfer unless it is left at our registered office, accompanied by the relevant certificate and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer, and unless the instrument is in respect of only one class of share. The registration of transfers may be suspended by the Directors for any period (not exceeding 30 days in any year).

             (ii) Notwithstanding any other provision of the Articles of Association to the contrary, any of our shares may be held in uncertificated form and title to shares may be transferred by means of a relevant system (in each case as defined in The Uncertificated Securities Regulations 1995 (SI 1995/3272)) such as CREST.

          (e) Directors

             (i) Our business shall be managed by the Directors who may exercise all powers subject to the provisions of the Articles of Association and the Statutes and to such directions as may be given by us in general meeting by special resolution.

             (ii) Unless and until we in general meeting shall otherwise determine, the number of Directors shall be not less than two and not more than 10. A Director shall not be required to hold any shares in our capital. A Director who is not a member shall nevertheless be entitled to receive notice of and attend and speak at all of our general meetings and all separate general meetings of the holders of any class of shares in the capital.

             (iii) No Director shall be disqualified by his office from entering into any contract, arrangement, transaction or proposal with us either with regard to his tenure of any other office or place of profit or acting in a professional capacity for us or as a vendor, purchaser or otherwise. Subject to the provisions of the Statutes and save as therein provided, no such contract, arrangement, transaction or proposal entered into by or on behalf of us in which any Director or person connected with him is in any way interested, whether directly or indirectly, shall be liable to be avoided, nor shall any Director who enters into any such contract, arrangement, transaction or proposal or who is so interested be liable to account to us for any profit or other benefit realized by any such contract, arrangement, transaction or proposal by reason of such Director holding that office or of the fiduciary relationship thereby established, but such Director shall declare the nature of this interest in accordance with the Statutes.

             (iv) A director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

                (A) the giving of any guarantee, security or indemnity by us or by any other person in respect of money lent or obligations incurred by him at the request of or for the benefit of us or any of our subsidiary undertakings;

                (B) the giving of any guarantee, security or indemnity in respect of a debt or obligation of us or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

                (C) any proposal concerning an offer of shares in or debentures or other securities of or by us or any of our subsidiary undertakings for subscription or purchase in which offer he is, or may be, entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

                (D) any contract, arrangement, transaction or other proposal concerning any other body corporate in which he, or any other person connected with him (within the meaning of Article 354 of the Order), is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he or any person connected with him does not hold an interest (within the meaning of Articles 206-219 of the Order) in one per cent or more of any class of the equity share capital of such body corporate or of the voting rights available to members of the relevant body corporate;

                (E) any contract, arrangement, transaction or other proposal which does not award him any privilege or benefit not generally awarded to the employees to whom the proposal relates; and

                (F) any proposal concerning any insurance which we are to purchase and/or maintain for the benefit of Directors or for the benefit of persons who include Directors.

             (v) If any question shall arise at any meeting as to the materiality of an interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director other than himself shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed.

             (vi) Save as provided in the Articles of Association, a Director shall not vote or be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest which (together with any interest of any person connected with him within the meaning of Article 354 of the Order) is to his knowledge a material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through us.

             (vii) The Directors shall be paid out of our funds by way of fees for their services as Directors such sums (if any) as the Directors may from time to time determine (not exceeding in the aggregate an annual sum (excluding amounts payable under any other provision of the Articles) of L250,000 or such larger amount as we may by ordinary resolution determine). Such remuneration shall be divided between the Directors as they shall agree or, failing agreement, equally. Such remuneration shall be deemed to accrue from day to day.

             (viii) Subject to the provisions of the Statutes, the Directors, or any committee authorized by the Directors, may from time to time appoint one or more of their body to the office of Managing Director or to hold such executive office as they may decide for such period and on such terms as they think fit, and may revoke such appointment. The salary or remuneration of any such executive Director shall, subject as provided in any contract, be such as the Directors may from time to time determine, and may either be a fixed sum of money, or may altogether or in part be governed by the business done or profits made, and may include the making of provisions for the payment to him, his widow or other dependents, of a pension on retirement from the office or employment to which he is appointed and for the participation in pension and life assurance and other benefits.

             (ix) The Directors may entrust to and confer upon a Managing Director or any such Executive Director any of the powers and discretions exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and discretions and may from time to time revoke, withdraw, alter or vary all or any of such powers or discretions.

             (x) Any Director who is appointed to any executive office or who serves on any committee or who devotes special attention to our business, or who goes or resides abroad or who otherwise performs services which, in the opinion of the Directors or any committee authorized by the Directors, are outside the scope of the ordinary duties of a Director, may be paid such remuneration by way of salary, percentage of profits or otherwise as the other Directors may determine.

             (xi) The Directors may be paid all reasonable travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or our general meetings or otherwise in connection with our business.

             (xii) A Director may be or continue as or become a Director or other officer, servant or member of, or otherwise interested in, any body corporate promoted by us or in which we may be interested as shareholder or otherwise, and no such Director shall be accountable to us for any remuneration or other benefits received or receivable by him as a Director or other officer, servant or member of, or from his interest in, such other body corporate. Subject to the provisions of the Order, a Director may hold any other office or place of profit under us, except that of auditor, in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company, and in any such case on such terms as to remuneration and otherwise as the Directors may arrange. Such remuneration shall be in addition to any remuneration otherwise provided by the Articles of Association.

             (xiii) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with us or any body corporate in which we are interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (subject to the Articles) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

             (xiv) Article 301 of the Order (which regulates the appointment and continuation in office of Directors who have attained the age of 70) shall not apply to us.

             (xv) Each Director shall have the power at any time to appoint as an alternate Director either (i) another Director or (ii) any other person approved for that purpose by a resolution of the Directors, and, at any time, to terminate such appointment.

             (xvi) At each of our annual general meetings one third of the Directors shall retire from office. The Directors to retire will be those who have been longest in office, or in the case of those appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot.

             (xvii) Without prejudice to the provisions of the Articles of Association, the Directors may exercise all of our powers to purchase and maintain insurance for or for the benefit of any persons who are or were at any time our Directors, officers, employees or auditors, or of any other body (whether or not incorporated) which is or was its parent undertaking or subsidiary undertaking or another subsidiary undertaking of any such parent undertaking (together "Group Companies") or otherwise associated with us or any Group Company or in which we or any such other Group Company has any interest, whether direct or indirect, or of any predecessor in business of any of the foregoing, or who are or were at any time trustees of, or Directors of trustees or, any pension, superannuation or similar fund, employees' trust or scheme or any employees' share scheme or other scheme or arrangement in which any of us or any such other body are interested, including (without prejudice to the generality of the foregoing) insurance against any costs, charges, expenses, losses or liability suffered or incurred by such person in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and/or otherwise in relation to us, or in connection with their duties, powers or offices in relation to us or any such other body, fund, trust, scheme or arrangement.

             (xviii) The Directors of any committee authorized by the Directors may exercise all of our powers to give or award pensions, annuities, gratuities or other retirement, superannuation, death or disability allowance or benefits to any of our or our Subsidiary's Directors, ex-Directors, employees or ex-employees undertaking of us or to the wives, widows, children, other relatives and dependents of any such person and may establish, maintain, support, subscribe to and contribute to all kinds of schemes, trusts and funds for the benefit of any such persons.

          (f) Borrowing Powers

             (i) The Directors may, save as the Articles of Association otherwise provide, exercise all of our powers to borrow money and to mortgage or charge its undertakings, properties, assets and uncalled capital, or any part thereof, and, subject to the provisions of the Statutes and the Articles of Association, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of us or of any third party.

             (ii) The Directors shall restrict our borrowings and exercise all voting and other rights or powers of control exercisable by us in relation to our subsidiary undertakings (if any) so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all monies borrowed by us and any subsidiary undertakings for the time being (in this paragraph, the "Group") and for the time being owing to persons outside the Group shall not at any time, without the previous sanction of our ordinary resolution in general meeting, exceed the greater of $50 million and three times the aggregate of (i) the amount paid up on our issued share capital and (ii) the total of the capital and revenue reserves of the Group (including any share premium account, capital redemption reserve and credit balance on the profit and loss account) all as shown in the latest audited consolidated balance sheet of the Group but after such adjustments and deductions (including any amounts attributable to intangibles) as are specified in the relevant Article.

          (g) Dividends and Distributions on Liquidation to Shareholders

             (i) We in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors. Subject to any priority, preference or special rights, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid.

             (ii) The Directors may pay such interim dividends as they think fit and may pay the fixed dividends payable on any of our shares half-yearly or otherwise on fixed dates.

             (iii) No dividend or interim dividend shall be paid otherwise than in accordance with the provisions of the Statutes.

             (iv) On a liquidation, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Statutes, divide amongst the members in specie or in kind the whole or any part of our assets and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out.

             (v) The Directors may, with our sanction of an ordinary resolution, in general meeting, offer the holders of ordinary shares the right to elect to receive ordinary shares credited as fully paid instead of cash in respect of the whole or part of any dividend.

             (vi) Any dividend unclaimed for a period of 12 years after it became due for payment shall be forfeited and shall revert to us.

          (h) General Meetings

             (i) Each year we hold a general meeting as our annual general meeting in addition to any other meetings in that year, and not more than 15 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

             (ii) All general meetings other than annual general meetings are extraordinary general meetings.

             (iii) The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or, in default, may be convened by such requisitionists, as provided by the Statutes. If at any time there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, the Directors in the United Kingdom capable of acting may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

          (i) Notice of Meetings

             (i) An annual general meeting and a meeting called for the passing of a special resolution shall be called by not less than 21 clear days' notice in writing, and a meeting other than an annual general meeting or a meeting for the passing of a special resolution shall be called by not less than 14 clear days' notice in writing. The notice shall specify the place, the day and the time of meeting and, in the case of any special business, the general nature of that business. It shall be given, in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by us in the general meeting, to such persons as are entitled to receive such notices from us and shall comply with the provisions of the Statutes as to informing Members of their right to appoint proxies. A notice calling an annual general meeting shall specify the meeting as such and a notice convening a meeting to pass an extraordinary resolution or a special resolution as the case may be shall specify the intention to propose the resolution as such.

             (ii) A meeting shall, notwithstanding that it is called by shorter notice than that specified in the last preceding paragraph, be deemed to have been duly called if it is so agreed: in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and in the case of any other meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

             (iii) Any shareholder without a registered address within the United Kingdom who has not supplied an address within the United Kingdom is not entitled to receive any notice, for example, of shareholder meetings, from us.

C.  MATERIAL CONTRACTS

     The following is a description of contracts that have been entered into by us and/or our subsidiaries since January 25, 1999 and are or may be material to our business:

          (a) An Acquisition Agreement dated June 4, 1999 between Galen, Dr. Dallas Burston, Linda Burston, and the Trustees of the Dallas Burston 1999 Settlement for the purchase by Galen of the entire issued share capital of Bartholomew Rhodes Limited, Ashbourne Pharmaceuticals (Holdings) Limited, Chargelink Limited and Dallas Burston Healthcare Limited for consideration of approximately $32,700,000;

          (b) A Share Acquisition Agreement dated April 30, 1999 between shareholders of Interactive Clinical Technologies Inc. and Galen, Inc. for the purchase of all of the outstanding stock of ICTI for an initial consideration of $5,000,000 (net of expenses) payable on completion in cash. An additional $3,000,000 was paid on January 2, 2000 as additional consideration and deferred consideration is payable, estimated at a maximum of $17,000,000, in respect of two twelve month earn-out periods ending September 30, 2000 and September 30, 2001. The total amount of deferred consideration to be paid under the Share Acquisition Agreement is linked to performance.

          (c) An Employment Agreement dated May 4, 2000 between Warner Chilcott, Inc. and Roger M. Boissonneault for the position of Chief Executive Officer with an annual salary of $285,000 and bonus of up to 50% of the base salary. Severance for termination without cause is equal to executive's base salary and benefits for a twelve-month period.

          (d) An Employment Agreement dated May 4, 2000 between Warner Chilcott, Inc. and Paul Herendeen for the position of Executive Vice President and Director of Business Development with an annual salary of $270,000 and bonus of up to 50% of the same salary, of no fixed term. Severance for termination without cause is equal to executive's base salary and benefits for a twelve-month period

          (e) An Option Rollover and Lock-Up Agreement dated as of May 4, 2000 between Galen and Roger M. Boissonneault for the rollover of executive's options and warrants to acquire shares of Warner Chilcott common stock into the right to subscribe and/or purchase Galen common stock, with a lock-up period ending on the publication date of Galen's interim financial results for the six-month period ending March 31, 2001, unless prior written consent is given by an independent majority of the Board.

          (f) An Option Rollover and Lock-Up Agreement dated as of May 4, 2000 between Galen and Paul Herendeen for the rollover of executive's options and warrants to acquire shares of Warner Chilcott common stock into the night to subscribe and/or purchase Galen common stock, with a lock-up period ending on the publication date of Galen's interim financial results for the six-month period ending March 31, 2001 unless prior written consent is given by an independent majority of the Board.

          (g) A Supplemental Agreement No. 1 to Warner Chilcott Warrant Certificate, issued to Roger Boissonneault, as warrant holder, of warrants set forth in certificate numbered Series C No. W03, entitling the warrant holder to purchase 75,000 Galen ADRs at a purchase price of $32.00.

          (h) A Supplemental Agreement No. 1 to Warner Chilcott Warrant Certificate, issued to Roger Boissonneault, as warrant holder, of warrants set forth in certificate numbered Series C No. W04, entitling the warrant holder to purchase 18,750 Galen ADRs at a purchase price of $1.60.

          (i) A Supplemental Agreement No. 1 to Warner Chilcott Warrant Certificate, issued to Paul Herendeen, as warrant holder, of warrants set forth in certificate numbered Series C No. W05, entitling the warrant holder to purchase 125,000 Galen ADRs at a purchase price of $15.632.

          (j) A Supplemental Agreement No. 1 to Warner Chilcott Warrant Certificate, issued to Paul Herendeen, as warrant holder, of warrants set forth in a Series B certificate dated June 28, 1996, entitling the warrant holder to purchase 6,250 Galen ADRs at a purchase price of $32.00.

          (k) A Transaction Agreement dated as of May 4, 2000 between Galen and Warner Chilcott for the acquisition of Warner Chilcott by Galen by means of a scheme of arrangement under the laws of the Republic of Ireland, resulting in Warner Chilcott becoming a wholly-owned subsidiary of Galen. Under the scheme of arrangement, Galen issued 2.5 new Galen ordinary shares for each Warner Chilcott share.

          (l) An Approved Executive Share Option Scheme and an Unapproved Executive Share Option Scheme, adopted by the board of directors of Galen on October 9, 1996, which are discretionary plans, the terms of which are substantially similar, the former having been approved by the Inland Revenue. The executive schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee to any of our full time employees. Options granted under the executive schemes are subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of the date of grant provided that the performance conditions have been fulfilled. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

          (m) A 2000 US Option Scheme, adopted in June 2000, pursuant to which both incentive stock options and non-qualified stock options may be granted to any eligible employee of, or consultant to, our US subsidiaries. Options may be granted at the discretion of the Remuneration Committee to any officer or employee of any US subsidiary of Galen and to consultants. The maximum number of options over ADRs that may be granted as incentive stock options under the Scheme is 1,590,833 ADRs (6,363,333 ordinary shares). The exercise price of an option will not be less than 100% of the fair market value of an ADR on the date the option is granted. The Remuneration Committee sets the periods during which options granted under the Scheme shall become exercisable, with most options expected to vest quarterly over four years. All options shall cease to be exercisable on the earlier of the tenth anniversary of the date of grant or after a specified period following the participant's separation from us.

          (n) An Incentive Share Option Scheme, adopted April 1997, that provides for stock options for officers, directors and employees of Warner Chilcott. In June 1999 the Scheme was amended to provide for grants to consultants and members of Warner Chilcott's medical advisory board. The option exercise price is the fair market value at the date of grant. Options generally vest over four years and expire on the earlier of ten years from the date of grant or after a specified period following the participant's separation from Warner Chilcott.

          (o) On February 15, 2000, a wholly owned subsidiary of Warner Chilcott, Warner Chilcott Inc. issued $200,000,000 in aggregate principal amount of 12 5/8% Series A Senior Notes due 2008. The senior notes were issued at a slight discount to yield 13.0%. The net proceeds from this offering were approximately $186,300,000, excluding expenses incurred in connection with the offering.

          The Senior Notes mature on February 15, 2008. Interest on the senior notes accrues at the rate of 12 5/8% per annum and is payable every six months. The Senior Notes are unsecured obligations of Warner Chilcott Inc., ranking equally in priority with Warner Chilcott Inc.'s other indebtedness.

          Warner Chilcott fully and unconditionally guaranteed the full and prompt payment of principal of all interest on the senior notes and of all other obligations under the indenture. The indebtedness evidenced by each such guarantee is equal in priority with Warner Chilcott's other indebtedness.

          The senior notes are redeemable at Warner Chilcott Inc.'s option in whole at any time or in part from time to time, on and after February 15, 2004, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve month period commencing on February 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon to the date of redemption:

       YEAR          PERCENTAGE
       ----          ----------
       2004           106.3125%
       2005           104.2083%
       2006           102.1042%
2007 and thereafter   100.0000%

          In addition, before February 15, 2003, Warner Chilcott Inc. may on one or more occasions redeem the Senior Notes in an aggregate principal amount not to exceed 35 per cent of the aggregate principal amount of the notes originally issued with the net cash proceeds of one or more Public Equity Offerings (as defined in the indenture) at a redemption price of 112.625% of the principal amount thereof, plus accrued and unpaid interest to the redemption date; provided, however, that after any such redemption at least 35 per cent of the aggregate principal amount of the Senior Notes originally issued must be outstanding. Warner Chilcott Inc.'s ability to optionally redeem the Warner Chilcott Senior Notes are subject to restrictions contained in its senior credit facility.

          Under the indenture, in the event of a change of control (as defined in the indenture) of Warner Chilcott or Warner Chilcott Inc., each holder of Senior Notes will have the right to require Warner Chilcott Inc. to repurchase, in whole or in part, such holder's Senior Notes at a purchase price equal to 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. The transaction would fall under the definition of change of control as set out in the indenture.

          The indenture contains certain restrictive covenants which, among other things, impose limitations (subject to certain exceptions) on Warner Chilcott and Warner Chilcott Inc. with respect to, inter alia, the payment of dividends or other distributions on capital, the purchase or redemption of shares of capital stock as any warrants, options or other rights for shares of capital stock, the incurrence, repayment and guarantee of certain indebtedness, sales of assets by Warner Chilcott or Warner Chilcott Inc., sales and leasebacks by Warner Chilcott, Warner Chilcott Inc. or its subsidiaries and various matters in respect of the conduct of its business, including the merger or sale of all or substantially all the assets of Warner Chilcott and/or Warner Chilcott Inc.

          Upon the happening of certain events of default specified in the indenture, the trustee for the Senior Notes may declare the principal amount then outstanding together with accrued but unpaid interest, if any, to be due and payable. Upon the happening of certain other events of default specified in the indenture, the unpaid principal together with accrued but unpaid interest on all outstanding Senior Notes will automatically become due and payable without any action by the trustee or the holders of the Senior Notes.

          Warner Chilcott and Warner Chilcott Inc. may terminate their respective obligations under the indenture at any time by delivering all outstanding Senior Notes to the trustee for cancellation and paying all sums payable by it under the indenture. Warner Chilcott and Warner Chilcott Inc., at their option, (i) will be discharged from any and all obligations with respect to the Senior Notes delivered (except for certain obligations of Warner Chilcott Inc. to register the transfer or exchange of such Senior Notes, replace stolen, lost or mutilated Senior Notes, maintain paying agencies and hold monies for payment in trust) or (ii) need not comply with certain of the restrictive covenants with respect to the indenture, in each case, if Warner Chilcott Inc., in addition to satisfying certain other obligations, deposits with the trustee, in trust, US legal tender of US Government Obligations (in each case, as defined in the indenture) or a combination thereof which, through the payment of interest thereon and principal in respect thereof in accordance with their terms, will be sufficient to pay all the principal of an interest on Senior Notes to be defeased on the dates such payments are due in accordance with the terms of Senior Notes as well as the trustee's fees and expenses.

          (p) An Asset Purchase Agreement dated January 26, 2000 between Warner Chilcott Inc. and Bristol-Myers Squibb, or BMS, pursuant to which Warner Chilcott Inc. agreed to purchase from BMS certain rights, title and interest in Estrace(R) Cream, Ovcon(R) 35, Ovcon(R) 50, or the relevant products, for a consideration of $180,000,000 in cash (subject to adjustment calculated according to the number of months of supply of the relevant products held by BMS prior to closing of the purchase).

          (q) An Asset Purchase Agreement dated September 14, 1999 between Warner Chilcott Inc. and Medicis Pharmaceutical Corporation, or MPC, pursuant to which Warner Chilcott Inc. agreed to sell to MPC certain rights in and to some specified products including, inter alia, an inventory of the relevant products, related copyrights and know-how, rights under manufacturing contracts and the trademark Vectrin(R), for a consideration of $11,000,000 in cash. In addition Warner Chilcott Inc. is able to earn milestone payments up to a maximum amount of $13,500,000 million and is entitled to royalty payments on certain products.

D. EXCHANGE CONTROLS

     There are currently no United Kingdom laws or regulations that restrict the import or export of capital or the remittance of dividends or interest to non-resident holders of our securities. Unrestricted retained earnings available for payment of dividends under UK GAAP at September 30, 2000 were $71,623,000.

E. TAXATION

  Distributions

     Under the US/UK Treaty, subject to certain exceptions, a United States holder that is a resident of the United States (and is not a resident of the United Kingdom) for purposes of the US/UK Treaty is entitled to receive, in addition to any dividend paid on the Galen ordinary shares or Galen ADRs, a payment from the United Kingdom Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a United Kingdom withholding tax equal to an amount not exceeding 15 percent of the sum of the dividend paid and the United Kingdom tax credit payment. At current rates, the withholding tax entirely eliminates the tax credit payment, but no United Kingdom withholding tax in excess of the tax credit payment is imposed upon the United States holder. Accordingly, for example, a United States holder that is entitled to receive a $100 dividend on the Galen ordinary shares or Galen ADRs also will be treated as receiving from the Inland Revenue a tax credit payment of $11.11 (one-ninth of the dividend received), but the entire $11.11 payment will be eliminated by United Kingdom withholding tax, resulting in a net $100 distribution to the United States holder.

     For United States federal income tax purposes, distributions with respect to the Galen ordinary shares or Galen ADRs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to you as ordinary dividend income, to the extent that the distributions do not exceed Galen's current and accumulated earnings and profits. The amount of any distribution will equal the sum of the cash distribution and the associated United Kingdom tax credit payment; thus, as described above, if you are entitled to receive a $100 cash distribution, then you will be deemed to have received a total distribution of $111.11. Distributions, if any, in excess of Galen's current and accumulated earnings and profits will constitute a nontaxable return of capital and will be applied against and reduce the tax basis in your hands of the Galen ordinary shares or Galen ADRs. To the extent that these distributions exceed your tax basis in the Galen ordinary shares or Galen ADRs, the excess generally will be treated as capital gain.

     Dividend income derived with respect to the Galen ordinary shares and Galen ADRs will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation under Section 243 of the Internal Revenue Code.

     In computing your United States federal income tax liability, you may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a United States foreign tax credit for foreign income taxes withheld from any distributions paid on the Galen ordinary shares or Galen ADRs. The Internal Revenue Service has confirmed in a recent revenue procedure that, in the case of United States holders and subject to certain limitations, a foreign tax credit may be claimed for the amount of United Kingdom withholding tax deemed to be imposed under the US/UK Treaty. As discussed above, the amount of United Kingdom withholding tax deemed to be imposed is equal to one-ninth of the associated cash distribution. To qualify for this credit, a United States holder must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with its tax return for the relevant taxable year, in addition to any other filings that may be required. For United States foreign tax credit purposes, dividends paid on the Galen ordinary shares and Galen ADRs generally will be treated as foreign-source income and as passive income, subject to the separate foreign tax credit limitation for passive income. The availability of foreign tax credits depends on your particular circumstances. You are advised to consult your own tax advisor.

     In the case of distributions in sterling, the amount of the distributions generally will equal the United States dollar value of the sterling distributed, determined by reference to the spot currency exchange rate on the date of receipt, regardless of whether you report income on a cash basis or on an accrual basis. You will realize separate foreign currency gain or loss only to the extent that this gain or loss arises on the actual disposition of sterling received. For United States holders claiming foreign tax credits on a cash basis, taxes withheld from the distribution are translated into United States dollars at the spot rate on the date of the distribution; for United States holders claiming foreign tax credits on an accrual basis, taxes withheld from the distribution are translated into United States dollars at the average rate for the taxable year.

  Sale or Exchange

     Upon a sale or exchange of Galen ordinary shares or Galen ADRs to a person other than Galen, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis in your hands of the Galen ordinary shares or Galen ADRs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you have held the Galen ordinary shares or Galen ADRs for more than one year.

     Gain or loss recognized by a United States holder on the sale or exchange of Galen ordinary shares or Galen ADRs generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  Quantitative and qualitative disclosures about market risk

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

     - interest rates on debt; and

     - foreign exchange rates.

     The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

  Interest rates

     We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently we do not hedge exposure to interest rate fluctuations through the use of derivative instruments.

     Based on variable rate debt levels at September 30, 2000 of $59.6 million, a one percent change in interest rates would impact net interest expense by approximately $0.6 million per annum. Fixed rate loan notes and bank debt outstanding at September 30, 2000 with a carrying value of $207.1 million has been excluded from the above interest sensitivity analysis.

  Foreign exchange

     Most of the revenues generated and expenses incurred during the fiscal years 2000, 1999 and 1998 were denominated in the functional currency of the country in which they were generated. To the extent that we have expanded and continue to expand our operations in the United States, our revenues and expenses will continue to be generated in the local currency. We intend to use local currency cash flows to pay similarly denominated expenses to the extent available, although we cannot be certain that we will be able to implement this strategy.

     We had no foreign currency option contracts at September 30, 2000. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by US dollar borrowings as a hedge against foreign currency movements. We intend to use foreign currency hedging more extensively in the future, but we cannot assure you that the use of such instruments will effectively limit our exposure.

     Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors. The sensitivity analysis presented below does not take account of the possibility that rates in the currencies of different countries can move in opposite directions and that gains from one category may or may not be offset by losses from another category.

     Our revenue streams and operating expenses are denominated in two primary currencies: the US dollar and the UK pound. Approximately 60% of our fiscal 2000 revenue, pro forma for our acquisition of Warner Chilcott, was generated in US dollars. On a pro forma basis we generated a similar percentage of our operating profit in US dollars. The remainder of operating profit was generated in UK pounds. From a US perspective, the currency movement that would have the greatest impact on our consolidated operating results is the US dollar/UK pound exchange rate. A strengthening US dollar has the affect of decreasing our reported earnings. We estimate that a 10% increase in the value of the US dollar relative to the UK pound would decrease our operating earnings by approximately $2.0 million.

INFLATION

     Inflation had no material impact on our operations during the years ended September 30, 2000, 1999 and 1998.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
Report of the Independent Accountants.......................     58
Consolidated Balance Sheets as of September 30, 2000 and
  1999......................................................     59
Consolidated Statements of Operations for the three years
  ended September 30, 2000..................................     60
Consolidated Statements of Changes in Shareholders' Equity
  for the three years ended September 30, 2000..............     61
Consolidated Statements of Comprehensive Income (Loss) for
  the three years ended September 30, 2000..................     62
Consolidated Statements of Cash Flows for the three years
  ended September 30, 2000..................................     63
Notes to Consolidated Financial Statements..................  64-86
Financial Statement Schedule:
  Valuation and Qualifying Accounts.........................     87

                     REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Galen Holdings PLC.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Galen Holdings PLC and its subsidiaries at September 30, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          PricewaterhouseCoopers

Belfast
Northern Ireland
January 25, 2001

                               GALEN HOLDINGS PLC

                          CONSOLIDATED BALANCE SHEETS
                          (IN THOUSANDS OF US DOLLARS)

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
ASSETS
  Current Assets:
     Cash and cash equivalents..............................  $113,671    $ 10,459
     Accounts receivable, net...............................    44,877      23,809
     Inventories............................................    22,230      14,540
     Deferred tax asset.....................................     7,000          --
     Prepaid expense and other assets.......................     5,982       2,255
                                                              --------    --------
          Total current assets..............................   193,760      51,063
                                                              --------    --------
Property, plant and equipment, net..........................   118,677     110,178
Intangible assets, net......................................   493,474      39,886
                                                              --------    --------
          Total assets......................................  $805,911    $201,127
                                                              ========    ========
LIABILITIES
  Current Liabilities:
     Accounts payable.......................................  $ 13,305    $ 11,734
     Accrued and other liabilities..........................    42,476       2,630
     Current installments of long-term debt.................    47,146      14,267
     Current installments of obligations under capital
      leases................................................       525         357
     Income taxes...........................................     3,567       6,922
     Other current liabilities..............................     3,298       3,541
     Deferred consideration.................................     7,000       3,002
                                                              --------    --------
          Total current liabilities.........................   117,317      42,453
                                                              --------    --------
  Other Liabilities:
     Long-term debt, excluding current installments.........   219,575      31,512
     Long-term obligations under capital leases, excluding
      current installments..................................       445         318
     Deferred income taxes..................................    14,366       9,509
     Other non-current liabilities..........................     9,763      10,861
                                                              --------    --------
          Total liabilities.................................   361,466      94,653
                                                              --------    --------
  Minority interest.........................................       176          51
SHAREHOLDERS' EQUITY
  Ordinary shares, par value L0.10 per share; 250,000,000
     (1999; 170,000,000) shares authorized, 158,965,206
     shares issued and outstanding at September 30, 2000,
     and 121,266,652 issued and outstanding at September 30,
     1999...................................................    25,498      19,646
  Additional paid-in capital................................   399,656      44,229
  Retained earnings.........................................    42,568      53,325
  Treasury stock............................................   (11,950)    (11,961)
  Accumulated other comprehensive income (loss).............   (11,503)      1,184
                                                              --------    --------
          Total shareholders' equity........................   444,269     106,423
                                                              --------    --------
          Total liabilities and shareholders' equity........  $805,911    $201,127
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                                               YEARS ENDED SEPTEMBER 30,
                                                       ------------------------------------------
                                                           2000           1999           1998
                                                       ------------   ------------   ------------
REVENUES
  Products...........................................  $     69,466   $     62,925   $     53,669
  Services...........................................        64,856         46,268         27,137
                                                       ------------   ------------   ------------
          Total revenues.............................       134,322        109,193         80,806
                                                       ------------   ------------   ------------
OPERATING EXPENSES
  Cost of sales -- products..........................        33,067         29,113         25,330
  Cost of sales -- services..........................        28,779         18,825         13,255
  Selling, general and administrative................        23,302         19,028         15,330
  Research and development...........................        12,504          6,482          5,058
  Depreciation.......................................         6,829          4,967          3,315
  Amortization of intangibles........................         2,538            774             55
  Acquired in-process research and development.......        26,400          1,664             --
                                                       ------------   ------------   ------------
          Total operating expenses...................       133,419         80,853         62,343
                                                       ------------   ------------   ------------
OPERATING INCOME.....................................           903         28,340         18,463
                                                       ------------   ------------   ------------
OTHER INCOME (EXPENSE)
  Interest income....................................         3,264          1,507          2,492
  Interest expense...................................        (2,750)          (878)          (413)
                                                       ------------   ------------   ------------
          Total other income (expense)...............           514            629          2,079
                                                       ------------   ------------   ------------
INCOME BEFORE TAXES & MINORITY INTEREST..............         1,417         28,969         20,542
                                                       ------------   ------------   ------------
Provision for income taxes...........................         8,636          9,901          8,587
Minority interest in earnings of subsidiaries........           138             31             20
                                                       ------------   ------------   ------------
NET INCOME (LOSS)....................................  $     (7,357)  $     19,037   $     11,935
                                                       ============   ============   ============
NET INCOME (LOSS) PER ORDINARY SHARE:
  Basic..............................................  $      (0.06)  $       0.16   $       0.10
                                                       ============   ============   ============
  Diluted............................................  $      (0.06)  $       0.16   $       0.10
                                                       ============   ============   ============
NET INCOME (LOSS) PER ADR:
  Basic..............................................  $      (0.24)  $       0.65   $       0.41
                                                       ============   ============   ============
  Diluted............................................  $      (0.24)  $       0.65   $       0.41
                                                       ============   ============   ============
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
  Basic..............................................   121,444,370    116,329,438    116,266,390
                                                       ============   ============   ============
  Diluted............................................   121,444,370    116,389,609    116,266,390
                                                       ============   ============   ============
WEIGHTED AVERAGE ADR EQUIVALENTS OUTSTANDING:
  Basic..............................................    30,361,093     29,082,360     29,066,597
                                                       ============   ============   ============
  Diluted............................................    30,361,093     29,097,402     29,066,597
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE DATA)

                                             NUMBER OF
                                          EQUIVALENT ADRS                                                 ACCUMULATED
                             NUMBER OF     (REPRESENTING              ADDITIONAL                             OTHER
                             ORDINARY      FOUR ORDINARY     SHARE     PAID-IN     RETAINED   TREASURY   COMPREHENSIVE
                              SHARES          SHARES)       CAPITAL    CAPITAL     EARNINGS    STOCK     INCOME (LOSS)    TOTAL
                            -----------   ---------------   -------   ----------   --------   --------   -------------   --------
BALANCE AT SEPTEMBER 30,
  1997....................  121,266,652     30,316,663      $19,646    $ 43,541     26,548    $(12,150)    $      5      $ 77,590
                            -----------     ----------      -------    --------    -------    --------     --------      --------
  Net income..............           --             --           --          --     11,935          --           --        11,935
  Share issue costs.......           --             --           --        (187)        --          --           --          (187)
  Dividends declared --
    $0.05 per ADR.........           --             --           --          --     (1,510)         --           --        (1,510)
  Exchange difference.....           --             --           --          --         --          --        4,122         4,122
  Stock compensation
    expense...............           --             --           --         270         --          --           --           270
                            -----------     ----------      -------    --------    -------    --------     --------      --------
BALANCE AT SEPTEMBER 30,
  1998....................  121,266,652     30,316,663       19,646      43,624     36,973     (12,150)       4,127        92,220
  Net income..............           --             --           --          --     19,037          --           --        19,037
  Dividends declared --
    $0.09 per ADR.........           --             --           --          --     (2,685)         --           --        (2,685)
  Exchange difference.....           --             --           --          --         --          --       (2,943)       (2,943)
  Treasury stock
    disposals.............           --             --           --        (189)        --         189           --            --
  Stock compensation
    expense...............           --             --           --         794         --          --           --           794
                            -----------     ----------      -------    --------    -------    --------     --------      --------
BALANCE AT SEPTEMBER 30,
  1999....................  121,266,652     30,316,663       19,646      44,229     53,325     (11,961)       1,184       106,423
  Net loss................           --             --           --          --     (7,357)         --           --        (7,357)
  Dividends declared --
    $0.11 per ADR.........           --             --           --          --     (3,400)         --           --        (3,400)
  Shares issued net of
    costs.................   37,698,554      9,424,639        5,852     353,818         --          --           --       359,670
  Exchange difference.....           --             --           --          --         --          --      (12,687)      (12,687)
  Treasury stock
    disposals.............           --             --           --         (11)        --          11           --            --
  Stock compensation......           --             --           --      (1,289)        --          --           --        (1,289)
  Stock compensation
    expense...............           --             --           --       2,909         --          --           --         2,909
                            -----------     ----------      -------    --------    -------    --------     --------      --------
BALANCE AT SEPTEMBER 30,
  2000....................  158,965,206     39,741,302      $25,498    $399,656    $42,568    $(11,950)    $(11,503)     $444,269
                            ===========     ==========      =======    ========    =======    ========     ========      ========

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC

             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                          (IN THOUSANDS OF US DOLLARS)

                                                                YEARS ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------    -------    -------
NET INCOME (LOSS)...........................................  $ (7,357)   $19,037    $11,935
  Other comprehensive income:
     Foreign currency translation adjustment................   (12,687)    (2,943)     4,122
                                                              --------    -------    -------
     Other comprehensive income (loss)......................   (12,687)    (2,943)     4,122
                                                              --------    -------    -------
COMPREHENSIVE INCOME (LOSS).................................  $(20,044)   $16,094    $16,057
                                                              ========    =======    =======

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN THOUSANDS OF US DOLLARS)

                                                                YEARS ENDED SEPTEMBER 30,
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $ (7,357)   $ 19,037    $ 11,935
  Adjustments to reconcile net income/loss to net cash
     provided by operating activities
     Depreciation..........................................     6,829       4,967       3,315
     Amortization of intangibles...........................     2,538         774          55
     Acquired in-process research and development..........    26,400       1,664          --
     Amortization of government grants.....................    (2,023)     (1,608)     (1,019)
     Stock compensation expense............................     2,909         794         270
     (Gain) loss on sale of assets.........................       (13)          3           2
     Minority interest.....................................       138          31          20
     Changes in assets and liabilities, net of effects of
       acquisitions:
       Increase in accounts receivable, prepaid expense and
          other assets.....................................    (6,165)     (2,332)     (6,297)
       Increase in inventories.............................      (670)     (5,863)     (1,148)
       Increase (decrease) in accounts payable, accrued
          liabilities and other non-current liabilities....    (3,207)     (3,379)      7,671
     Income taxes..........................................     1,502       3,243       4,733
     Foreign exchange (gain) loss..........................    (2,071)         63         327
                                                             --------    --------    --------
          Net cash provided by operating activities........    18,810      17,394      19,864
                                                             --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of subsidiary undertakings, net of cash
     acquired..............................................    43,122     (39,057)         --
  Proceeds from sale of assets.............................        48          25          34
  Purchase of intangible assets............................    (2,904)       (165)         --
  Purchase of fixed assets.................................   (22,525)    (18,286)    (32,241)
  Deferred consideration...................................    (1,998)         --          --
                                                             --------    --------    --------
          Net cash provided by (used in) investing
            activities.....................................    15,743     (57,483)    (32,207)
                                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt repayments................................    (7,477)     (2,568)     (1,015)
  Long-term debt proceeds..................................    21,884      27,172       3,367
  Payments under capital leases............................      (482)       (341)        (93)
  Proceeds from share capital issue........................    57,649          --          --
  Issue expenses...........................................      (833)         --        (187)
  Cash dividends paid......................................    (3,400)     (2,685)     (1,510)
  Government grants received...............................     2,481         932       2,858
                                                             --------    --------    --------
          Net cash provided by financing activities........    69,822      22,510       3,420
                                                             --------    --------    --------
Net increase (decrease) in cash and cash equivalents.......   104,375     (17,579)     (8,923)
  Cash and cash equivalents, beginning of year.............    10,459      28,890      36,047
  Foreign exchange adjustment on cash and cash
     equivalents...........................................    (1,163)       (852)      1,766
                                                             --------    --------    --------
  Cash and cash equivalents, end of year...................  $113,671    $ 10,459    $ 28,890
                                                             ========    ========    ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid..............................................  $  2,345    $  1,765    $  1,396
Income taxes paid..........................................  $  7,134    $  6,658    $  3,854
Non-cash investing and financing activities
  Acquisitions of equipment through capital leases.........  $    764    $    132    $    860
  Common stock issued for acquisitions.....................  $314,058    $     --    $     --

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC

                       NOTES TO THE FINANCIAL STATEMENTS
     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

     Galen Holdings PLC ("Galen" or the "Company") is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey, USA. The Company was founded in 1968, listed its ordinary shares on the London and Irish stock exchanges in 1997 and listed its shares, in American Depositary Receipt form, on Nasdaq in September 2000.

     Galen is an integrated specialty pharmaceutical company operating in two businesses: the development, acquisition, manufacture and sale of prescription pharmaceutical products and the provision of technology-based research and development pharmaceutical services. Galen's pharmaceutical products are promoted by the Company's sales and marketing organizations in the UK, Ireland and the US. The Company's pharmaceutical services division supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and provides computer-based interactive voice response systems to permit the efficient management of worldwide clinical trials. The services division also provides "bench-to-pilot-scale" custom chemical design and synthesis services to the research-based pharmaceutical industry.

     The accompanying consolidated financial statements include the accounts of Galen Holdings PLC and all of its subsidiary undertakings after elimination of intercompany accounts and transactions.

USE OF ESTIMATES IN FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

FOREIGN CURRENCY

     Historically, the Company has reported its financial statements in pounds sterling. For purposes of preparing these US GAAP consolidated financial statements, the Company has selected the US dollar as its reporting currency. The Company has operations in the United Kingdom and the United States. Generally, business units generate revenues and incur expenses in the local currency: pounds sterling in the UK and US dollars in the United States. The Company has determined that the functional currency of each operation is the respective local currency. Revenues and costs denominated in currencies other than US dollars are recorded at average rates of exchange prevailing during the periods presented. Accordingly, exchange rate differences are taken into account in arriving at operating income. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in shareholders' equity and are included as a component of comprehensive income. The exchange rates used to convert sterling to US dollars for the years ended September 30, 2000, 1999 and 1998 were 1.5623, 1.6295 and
1.6536 respectively. The exchange rates at September 30, 2000 and 1999 were
1.4637 and 1.6469, respectively.

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

REVENUE RECOGNITION

     Revenue from product sales is recognized upon shipment of products which is when title to the product is passed to the customer. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of value-added tax and similar taxes, trade discounts, sales returns, rebates and intercompany transactions. Service revenue is recorded when earned under the terms of associated arrangements with service customers.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

PENSIONS

     Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Company in an independently administered scheme. Contributions are charged to the income statement as they become payable.

STOCK BASED COMPENSATION

     The Company accounts for stock option grants in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and includes appropriate disclosures as required by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation."

REVENUE GRANTS

     Revenue grants relating to research and development expenditures are credited in the statement of operations as a reduction of operating expenses in the period in which the related expenditure is incurred.

CAPITAL GRANTS

     Capital grants are recorded as deferred revenue and are amortized to the income statement over the expected useful lives of the related assets.

INCOME TAXES

     The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are provided for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred tax assets and liabilities are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is computed as the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

FINANCIAL INSTRUMENTS

     The Company did not have derivative financial instruments at any time during the fiscal year; disclosure is therefore limited to primary financial instruments. The Company considers all liquid interest earning investments with original maturities of ninety days or less to be cash equivalents. Investments with maturities

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

between ninety days and one year are considered short-term investments. Cash, cash equivalents and short-term investments are stated at cost plus accrued interest, which approximates market value.

INVENTORIES

     Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist primarily of cash on deposit and money market accounts with original maturities of three months or less.

PROPERTY, PLANT AND EQUIPMENT, AND LEASED ASSETS

     The cost of tangible fixed assets is their purchase cost together with any incidental expenses of acquisition. Plant, property and equipment are depreciated over their estimated useful lives. Interest incurred as part of the cost of constructing fixed assets is capitalized and amortized over the life of the asset. No depreciation is charged on land. The estimated useful lives used by the Company to calculate depreciation are:

                                                   LIFE IN YEARS
                                                   -------------
Buildings........................................          50
Plant and machinery..............................          10
Motor vehicles...................................           4
Fixtures and fittings............................     5 to 10

     Assets acquired under capital leases are included in the balance sheet as tangible fixed assets and are depreciated over the shorter of the period of the lease or their useful lives. The capital elements of future lease payments are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to give a constant charge on the balance of the capital repayments outstanding.

INTANGIBLE ASSETS

     Intangible assets include goodwill, which represents costs in excess of the fair value of net assets of acquired businesses, product rights and other identifiable intangible assets acquired by the Company. Goodwill, product rights and other intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from 5 to 20 years. Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. To the extent that this estimation indicates that undiscounted cash flows are not expected to be adequate to recover the carrying amounts, the assets are written down to discounted cash flows. Otherwise, no loss is recognized.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the effective date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133," that revises SFAS No. 133, to become effective in the first quarter of fiscal 2001. The

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

Company is evaluating the provisions of SFAS No. 133, but does not anticipate its adoption to have a material impact on financial position or results of operations.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 in these financial statements. Such adoption had no impact on the Company's financial statements.

2  ACQUISITIONS

YEAR ENDED SEPTEMBER 30, 2000

  ACCI

     On June 30, 2000 Galen completed the acquisition of the assets of Applied Clinical Concepts, Inc. and the Pharmacy Division of Duke Clinical Research Institute (together the "ACCI acquisition") for $13.6 million including costs of acquisition of $0.3 million, plus the assumption of certain liabilities. In addition to the initial purchase price, the purchase agreement provided for up to $2.0 million of contingent payments payable upon the achievement of certain revenue targets during an earn-out period, which ends on September 30, 2002. Any additional consideration paid would be recorded as goodwill. The ACCI transaction was accounted for as a purchase. Operating results for ACCI are included in the consolidated financial statements from the date of acquisition. The fair value of assets and liabilities assumed related to the ACCI acquisition were as follows:


Current assets.............................................  $   579
Property, plant and equipment..............................      715
Accounts payable assumed...................................     (338)
                                                             -------
Net assets acquired........................................  $   956
Goodwill...................................................   12,639
                                                             -------
Purchase consideration.....................................  $13,595
                                                             =======

     Goodwill recorded in respect of the ACCI acquisition is being amortized, on a straight-line basis, over 20 years, the estimated economic life of the underlying assets acquired.

  Warner Chilcott

     On September 29, 2000, Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott, plc through a scheme of arrangement under the laws of the Republic of Ireland. Galen issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of $325.5 million consisted of (i) $282.9 million in respect of 31,698,554 Galen shares valued at $8.9225 (the average closing price of Galen shares for the five days before and after the announcement of the transaction on May 4, 2000) issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) $31.2 million representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and (iii) $11.5 million of acquisition costs. The Warner Chilcott transaction has been accounted for as a purchase. The Warner Chilcott transaction closed on September 29, 2000, the last business day of the Company's fiscal year.

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

     The fair value of assets and liabilities assumed related to the Warner Chilcott acquisition were as follows:


Cash and cash equivalents...................................  $  62,169
Accounts receivable, prepayments and other current assets...     25,073
Inventories.................................................      7,020
Deferred compensation.......................................      1,289
Property, plant and equipment...............................        934
Intangible assets other than goodwill.......................    224,279
In-process product research and development.................     26,400
Accounts payable and accrued liabilities assumed............    (27,728)
Senior notes assumed........................................   (206,000)
                                                              ---------
Net assets acquired.........................................  $ 113,436
Goodwill....................................................    212,082
                                                              ---------
Purchase consideration......................................  $ 325,518
                                                              =========

     Goodwill recorded in respect of the Warner Chilcott acquisition is being amortized, on a straight-line basis, over 20 years, the estimated economic life of the underlying assets acquired.

     Included within the acquired intangible assets of Warner Chilcott are the value of the assembled workforce of $3.4 million which is being amortized on a straight-line basis over 7 years, $199.9 million representing the value of acquired products and $20.9 million attributed to the value of core developed product technology, both of which are being amortized on a straight-line basis over 20 years.

     The value of Warner Chilcott's in-process product research and development at the date of the acquisition was determined to be $26.4 million. This valuation was calculated using an income approach, which involved estimating the present value of future after-tax cash flows expected to be generated by the purchased in-process projects. The risk adjusted discount rates used ranged from 15% to 30%, depending on the risks associated with each specific project. Cash inflows from projects begin primarily in 2001 and 2003, the expected dates of product approvals. Gross margins on products were estimated at levels consistent with Warner Chilcott's historical results (approximately 70% to 95%). The aggregate estimated costs expected to be incurred to complete the acquired projects total approximately $2.0 million.

YEAR ENDED SEPTEMBER 30, 1999

  Bartholomew Rhodes

     On June 4, 1999 Galen completed the acquisition of Bartholomew Rhodes Limited for $32.7 million in cash including costs of the acquisition, plus the assumption of certain liabilities. The acquisition has been accounted for using the purchase method. Operating results for Bartholomew Rhodes are included in the

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

consolidated financial statements from the date of acquisition. The fair value of assets and liabilities assumed related to the Bartholomew Rhodes acquisition were as follows:


Accounts receivable, prepayments and other current assets...  $ 2,431
Inventory...................................................      495
In-process product research and development.................    1,664
Accounts payable assumed....................................   (3,292)
                                                              -------
Net assets acquired.........................................  $ 1,298
Goodwill....................................................   31,440
                                                              -------
Purchase consideration......................................  $32,738
                                                              =======

     Goodwill recorded in respect of the Bartholomew Rhodes acquisition is being amortized, on a straight-line basis, over 20 years, the estimated economic life of the underlying assets acquired.

     The acquired in-process research and development amount of $1.7 million represented the value assigned to drugs under development at Bartholomew Rhodes at the date of acquisition. Remaining work on the drugs involved completion of applications and submissions to the MCA for approval.

  ICTI

     On April 30, 1999 Galen completed the acquisition of Interactive Clinical Technologies, Inc. ("ICTI") for $7.0 million including costs of acquisition, plus the assumption of certain liabilities. In addition to the initial purchase price, the purchase agreement provided for up to $17.0 million of contingent consideration payable upon the achievement of certain minimum targets in respect of the accounting periods ended September 30, 2000 and 2001. Payments would be made on January 31, 2001 and January 31, 2002, respectively. The contingent consideration owed for the period ended September 30, 2000 was $6.0 million, which was recorded as additional goodwill and is included as a current liability at September 30, 2000 with an offsetting increase to goodwill.

     The ICTI acquisition was accounted for as a purchase. The operating results of ICTI are included in the consolidated financial statements from the date of acquisition. The fair value of assets and liabilities assumed related to the ICTI acquisition were as follows:

Current assets..............................................  $  951
Property, plant and equipment...............................     266
Accounts payable assumed....................................    (407)
                                                              ------
Net assets acquired.........................................  $  810
Goodwill....................................................   6,219
                                                              ------
Purchase consideration......................................  $7,029
                                                              ======

     Goodwill recorded in respect of the ICTI acquisition is being amortized, on a straight-line basis, over 15 years, the estimated economic life of the underlying assets acquired.

UNAUDITED PRO FORMA INFORMATION

     The following unaudited pro forma information presents the results of operations for the Company assuming the following events were completed as of October 1, 1998: (i) Galen's acquisitions of Bartholomew Rhodes and Warner Chilcott (ii) Warner Chilcott's acquisition of three branded products from Bristol-Myers Squibb (Ovcon 35, Ovcon 50 and Estrace Cream), (iii) the issuance of $200.0 million principal amount of

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

senior notes by Warner Chilcott to finance the acquisition of those products,
(iv) the repurchase of $40.3 million principal amount of the senior notes issued by Warner Chilcott triggered by Galen's acquisition of Warner Chilcott and (v) the termination of Warner Chilcott's marketing agreement with Schering Plough which generated $20.9 million of revenue and contribution in the year ended September 30, 2000 and $19.2 million in 1999. The unaudited pro forma consolidated results exclude the acquired in-process research and development charges relating to the acquisitions of Bartholomew Rhodes and Warner Chilcott in the periods presented, in addition to non-recurring charges directly related to the acquisition of Warner Chilcott totaling $4.9 million. Unaudited pro forma consolidated results after giving effect to the other businesses acquired during fiscal year 2000 and 1999 would not have been materially different from the reported pro forma results for either period.

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 1998, or of future results of operations of the consolidated entities.

                                                                 FOR THE YEARS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
Revenue:
  Pharmaceutical products...................................  $   170,312    $   178,038
  Pharmaceutical services...................................       64,856         46,268
                                                              -----------    -----------
Total revenue...............................................      235,168        224,306
Cost of sales...............................................       85,275         85,218
Operating expenses..........................................       92,036         88,092
Amortization of intangible assets...........................       26,782         26,393
                                                              -----------    -----------
Total operating expenses....................................      204,093        199,703
Operating income............................................       31,075         24,603
                                                              -----------    -----------
Net interest expense........................................       19,899         21,337
Other (gain)................................................           --         (2,042)
Income taxes................................................        8,636          9,509
Minority interest...........................................          138             31
                                                              -----------    -----------
Net income (loss)...........................................  $     2,402    $    (4,232)
                                                              ===========    ===========

Net income per ADR -- Basic.................................  $      0.06    $     (0.11)
Net income per ADR -- Diluted...............................  $      0.06    $     (0.11)
Weighted average ADR equivalent -- Basic....................   38,285,732     37,006,999
Weighted average ADR equivalent -- Diluted..................   39,747,853     37,006,999
                                                              ===========    ===========

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

3  CASH AND CASH EQUIVALENTS

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------     -------
Cash at bank and in hand....................................  $  8,285     $ 1,401
Short term deposits.........................................   105,386       9,058
                                                              --------     -------
Cash and cash equivalents...................................  $113,671     $10,459
                                                              ========     =======

4  ACCOUNTS RECEIVABLE

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                               2000        1999
                                                              -------     -------
Trade receivables, net......................................  $44,877     $23,809
                                                              =======     =======

     Trade receivables above are stated net of a provision for doubtful accounts of $435 at September 30, 2000 and $473 at September 30, 1999.

5  INVENTORY

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                               2000        1999
                                                              -------     -------
Inventory consists of:
Finished goods..............................................  $10,222     $ 5,197
Raw materials...............................................   12,008       9,343
                                                              -------     -------
Inventories.................................................  $22,230     $14,540
                                                              =======     =======

6  PREPAID EXPENSE AND OTHER CURRENT ASSETS

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                               2000         1999
                                                              -------      -------
Prepaid expense.............................................  $3,725       $1,084
Other current assets........................................   2,257        1,171
                                                              ------       ------
Prepaid expense and other current assets....................  $5,982       $2,255
                                                              ======       ======

7  PROPERTY, PLANT AND EQUIPMENT

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Property, plant and equipment consists of:
Land and buildings..........................................  $ 75,465    $ 71,965
Plant and machinery.........................................    47,709      41,454
Fixtures and fittings.......................................    17,771      14,863
Motor vehicles..............................................       780         631
                                                              --------    --------
                                                              $141,725    $128,913
Less accumulated depreciation...............................   (23,048)    (18,735)
                                                              --------    --------
Property, plant and equipment, net..........................  $118,677    $110,178
                                                              ========    ========

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

     Depreciation expense for the years ended September 30, 2000, 1999 and 1998 was $6,829, $4,967 and $3,315, respectively.

     Included in the above table are the following amounts in relation to capital leases:

                                                                  AS OF SEPTEMBER 30,
                                                                  -------------------
                                                                   2000        1999
                                                                  -------     -------
    Plant and machinery.........................................  $2,000      $1,308
    Less accumulated depreciation...............................    (394)       (216)
                                                                  ------      ------
                                                                  $1,606      $1,092
                                                                  ======      ======

8  INTANGIBLE ASSETS

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2000       1999
                                                              --------    -------
Intangible assets:
Product specific assets.....................................  $224,719    $ 1,119
Value of work force.........................................     3,400         --
Goodwill arising on businesses acquired.....................   268,559     39,843
                                                              --------    -------
                                                              $496,678    $40,962
Less accumulated amortization...............................    (3,204)    (1,076)
                                                              --------    -------
Intangible assets, net......................................  $493,474    $39,886
                                                              ========    =======

     Amortization expense for the years ended September 30, 2000, 1999 and 1998 was $2,538, $774 and $55, respectively.

     Changes in intangible assets during the three years ended September 30, 2000 are summarized in the following table:

                                      PRODUCT SPECIFIC
                                           ASSETS         WORKFORCE    GOODWILL     TOTAL
                                      ----------------    ---------    --------    --------
As of October 1, 1997...............      $    703         $   --      $     --    $    703
Amortization charge.................           (55)            --            --         (55)
Foreign exchange....................            33             --            --          33
                                          --------         ------      --------    --------
As of September 30, 1998............           681             --            --         681
Additions...........................           165             --        38,294      38,459
Amortization charge.................           (59)            --          (715)       (774)
Foreign exchange....................           (21)            --         1,541       1,520
                                          --------         ------      --------    --------
As of September 30, 1999............           766             --        39,120      39,886
Additions...........................       223,672          3,400       230,721     457,793
Amortization Charge.................          (109)            --        (2,429)     (2,538)
Foreign Exchange....................          (100)            --        (1,567)     (1,667)
                                          --------         ------      --------    --------
As of September 30, 2000............      $224,229         $3,400      $265,845    $493,474
                                          ========         ======      ========    ========

     The additions to intangible assets during the year ended September 30, 1999 arose principally on the acquisition of Bartholomew Rhodes Limited and Interactive Clinical Technologies, Inc. The additions during the year ended September 30, 2000 arose principally on the acquisitions of ACCI and Warner Chilcott and

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

the accrual of contingent consideration in respect of the ICTI acquisition. Full details of these acquisitions are given in Footnote 2 "Acquisitions."

9  ACCRUED AND OTHER LIABILITIES

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                               2000         1999
                                                              -------      ------
Accrued transaction costs...................................  $24,993      $   --
Other accrued expenses......................................   17,483       2,630
                                                              -------      ------
Accrued and other liabilities...............................  $42,476      $2,630
                                                              =======      ======

10  LONG-TERM DEBT AND CAPITAL LEASES

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Long-term debt..............................................  $266,721    $ 45,779
Less: current installments..................................   (47,146)    (14,267)
                                                              --------    --------
  Long-term debt, excluding current installments............  $219,575    $ 31,512
                                                              --------    --------
Capital leases..............................................       970         675
Less: current installments..................................      (525)       (357)
                                                              --------    --------
  Capital leases, excluding current installments............       445         318
                                                              --------    --------
Long-term debt and capital leases, excluding current
  installments..............................................  $220,020    $ 31,830
                                                              ========    ========

     Long-term debt consists of:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------     -------
Term loans -- at variable interest rates....................  $ 59,604     $44,334
            -- at fixed interest rate (9.00%)...............     1,117       1,445
Loan notes due 2008 -- $200.0 million principal amount,
  12 5/8%...................................................   206,000          --
                                                              --------     -------
                                                              $266,721     $45,779
                                                              ========     =======

     Interest on the floating rate term loan debt is at LIBOR plus 0.75%. The weighted average interest rate at September 30, 2000 and 1999 was 9.0% and 7.17%, respectively, for fixed and variable-rate term loans.

     The term loans are subject to circular and cross guarantees and indemnities. At September 30, 2000, undrawn committed short term borrowing facilities amounted to $43.4 million of availability under committed credit facilities with several banks, and a further $94.6 million of availability agreed in principle but not yet committed. Inter-company guarantees and indemnities are in place in relation to certain company banking facilities.

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

     Principal payments in each of the next five years and thereafter on long-term debt and capital leases outstanding at September 30, 2000 amount to:

                                                                                        AS OF
                            VARIABLE RATE    FIXED RATE    FIXED RATE    CAPITAL    SEPTEMBER 30,
                              BANK DEBT      BANK DEBT       NOTES       LEASES         2000
                            -------------    ----------    ----------    -------    -------------
2001......................     $ 6,257         $  186       $ 40,703      $525        $ 47,671
2002......................       6,075            202             --       300           6,577
2003......................       5,525            221             --       145           5,891
2004......................       4,672            243             --        --           4,915
2005......................       2,289            265             --        --           2,554
Thereafter................      34,786             --        165,297        --         200,083
                               -------         ------       --------      ----        --------
                               $59,604         $1,117       $206,000      $970        $267,691
                               =======         ======       ========      ====        ========

     Capital lease obligations for plant and machinery as of September 30, 2000 were as follows:


2001................................................  $  593
2002................................................     338
2003................................................     150
2004................................................       9
2005................................................       3
                                                      ------
                                                       1,093
Less interest element...............................     123
                                                      ------
                                                      $  970
                                                      ------

  Warner Chilcott Senior Notes Due 2008

     As of September 30, 2000, Warner Chilcott, Inc., a subsidiary of Galen, had $200.0 million principal amount of 12 5/8% senior notes outstanding. The notes were issued by Warner Chilcott, Inc. in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc, Warner Chilcott, Inc.'s immediate parent. Interest payments on the notes are due semi-annually in arrears on each February 15 and August 15. The notes are due in February 2008 and are redeemable prior to maturity at the option of Warner Chilcott, Inc., in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the notes plus accrued interest. The note indenture limits Warner Chilcott plc and its subsidiaries ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

     The notes are shown on Galen's consolidated balance sheet at $206.0 million, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott. The note indenture provides that upon a change of control, each note holder has the right to require Warner Chilcott, Inc. to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require the repurchase of notes. Holders of $40.3 million principal amount of the notes elected to tender their notes under this provision and on December 13, 2000 Warner Chilcott repurchased $40.3 million principal amount of the notes for $40.7 million, plus accrued interest.

     The $40.3 million principal amount of notes repurchased at 101% of principal amount under the change of control provision of the indenture are shown on Galen's consolidated balance sheet at $40.7 million and are classified in current liabilities under the caption "Current installments of long-term debt." The remaining

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

$159.7 million principal amount of the notes are carried on the balance sheet at $165.3 million, which reflects the estimated fair market value of the notes (103.5% of principal amount) on the date that Galen acquired Warner Chilcott.

     At the time it issued the notes, Warner Chilcott, Inc. entered into a registration rights agreement (the "Registration Rights Agreement") that requires Warner Chilcott, Inc. to offer to exchange the outstanding notes for new notes registered under the Securities Act of 1933, as amended (the "Exchange Offer"). The agreement required that Warner Chilcott, Inc. consummate the Exchange Offer by August 14, 2000. The registration statement for the exchange offer was filed with the SEC but has not been declared effective mainly due to delays caused by the completion of Galen's acquisition of Warner Chilcott. Under the terms of the Registration Rights Agreement, beginning on July 15, 2000, an additional 0.50% interest began to accrue on the notes in excess of the stated 12.625% rate ("Additional Interest"). Beginning on October 12, 2000 the Additional Interest increased to 1.00%. If the exchange offer is not completed by January 10, 2001, the Additional Interest will increase again to 1.50% and to 2.00% if not completed by April 10, 2001.

11  FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

          CASH AND CASH EQUIVALENTS -- carrying amount approximates fair value due to the short-term nature of these items.

          ACCOUNTS RECEIVABLE -- carrying amount approximates fair value due to the short-term nature of these instruments.

          ACCOUNTS AND NOTES PAYABLE -- carrying amount approximates fair value due to the short-term nature of these instruments.

          LONG-TERM DEBT -- the fair value of long-term debt is estimated, based on discounted future cash flows using currently available interest rates.

          SENIOR LOAN NOTES -- the fair value of the Senior Loan Notes is based on quotes obtained from brokers.

     Set out below is a comparison by category of book values and fair values of the Company's financial assets and liabilities as of September 30, 2000 and 1999.

SEPTEMBER 30, 2000                                            BOOK VALUE    FAIR VALUE
------------------                                            ----------    ----------
Primary Financial Instruments Held or Issued to Finance the
  Company's Operations
Short-term borrowings.......................................   $ 47,671      $ 47,671
Long-term borrowings........................................   $220,020      $222,588
Other financial liabilities.................................   $ 20,000      $ 19,028
Financial assets............................................   $113,671      $113,671

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

SEPTEMBER 30, 1999                                            BOOK VALUE    FAIR VALUE
------------------                                            ----------    ----------
Primary Financial Instruments Held or Issued to Finance the
  Company's Operations
Short-term borrowings.......................................   $ 14,624      $ 14,624
Long-term borrowings........................................   $ 31,830      $ 33,276
Other financial liabilities.................................   $ 20,013      $ 19,198
Financial assets............................................   $ 10,459      $ 10,459

     The fair values shown above have been assessed by calculating discounted cash flows that would arise if the commitments at September 30, 2000 and 1999 had been entered into at market rates at that time.

12  SHARE CAPITAL AND RETAINED EARNINGS

     The Company has 250,000,000 ordinary shares, par value 10 pence, authorized of which 158,965,206 were issued as of September 30, 2000. Galen shares trade in the United States in American Depositary Receipt (ADR) form with each ADR comprised of four ordinary shares. On an ADR equivalent basis, the Company has authorized ADRs of 62,500,000 of which 39,741,302 were issued as of September 30, 2000.

     On November 25, 1999 Galen placed 6,000,000 ordinary shares (the equivalent of 1,500,000 ADRs) and received net proceeds of $56.8 million. On September 29, 2000 Galen issued 31,698,554 ordinary shares (the equivalent of 7,924,639 ADRs) in exchange for all of the outstanding shares of Warner Chilcott, plc. As part of the Warner Chilcott acquisition, Galen also issued option and warrants to purchase Galen ordinary shares and ADRs to former holders of options and warrants to purchase Warner Chilcott shares. In the aggregate, Galen issued options and warrants over 10,254,040 Galen ordinary shares (the equivalent of 2,563,510 ADRs). Most of the options/warrants issued in exchange for Warner Chilcott options/warrants had been issued by Warner Chilcott to officers, Directors, employees and consultants. The table below summarizes the Galen options/warrants issued to former Warner Chilcott investors, and former officers and Directors outstanding as of September 30, 2000. Details of all other Galen options/warrants are included in Footnote 13 "Stock Compensation Plans."

                                                      RANGE OF EXERCISE PRICES
                                                 ----------------------------------
                                                 $1.60 TO    $16.00 TO    $30.00 TO
                                                  $15.99      $29.99       $36.40        TOTAL
                                                 --------    ---------    ---------    ---------
Number of ADRs subject to options/warrants.....   168,750     832,652      400,000     1,401,402
Weighted average exercise price................     $9.55      $25.78       $33.03        $25.89
Weighted average remaining contractual
  life (years).................................       1.9         0.5          2.7           1.3

     Unrestricted retained earnings available for payment of dividends under UK GAAP at September 30, 2000 were $71,623,000.

13  STOCK COMPENSATION PLANS

SHARE OPTION SCHEMES

     The following share option schemes were established in 1997:

     The Galen Approved Executive Share Option Scheme
     The Galen Unapproved Executive Share Option Scheme
     The Galen Savings Related Share Option Scheme
     The Galen Inc. Employee Stock Purchase Plan

     The Galen 2000 US Option Scheme was established during the year.

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

  The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Scheme

     Both of these schemes (together the "Executive Schemes") are discretionary plans, one of which has been approved by the Inland Revenue. The terms of the Executive Schemes are similar unless indicated to the contrary. The Executive Schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee to any full time employee of the Company.

     Options granted under the Executive Schemes are subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of the date of grant provided that the performance conditions have been fulfilled. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

     The number of options that may be issued are subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

          (i) the aggregate number of shares issued under any of the Company's schemes in the previous 10 years would exceed 10% of the Company's issued share capital; or

          (ii) the aggregate number of shares under any of the Company's schemes (other than the Savings Related Scheme) in the previous 10 years would exceed 5% of the Company's issued share capital; or

          (iii) the aggregate number of shares issued under any of the Company's schemes in the previous 3 years would exceed 3% of the Company's issued share capital; or 2.5% in the previous 4 years.

     No further options may be granted to an individual if as a result (i) the aggregate market value of shares issued to him or her under any Company scheme (other than the Savings Related Scheme and the Section 423 Plan) during the previous 10 years would exceed 4 times his or her annual earnings, or, (ii) in the case of the Approved Scheme, the aggregate market value of shares issued to him or her under the scheme would exceed L30,000.

  The Galen Savings Related Share Option Scheme (the SAYE Scheme)

     The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares subject to option will be determined by the level of contributions to the savings contract. Any employee of the Company with more than 1 year's continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation for the 5 dealing days prior to the date of invitation to apply for options. An option may be exercised three or five years after the date of grant depending on the type of savings contract taken out.

     No further options may be granted if, as a result:

          (i) the aggregate number of shares issued under any of the Company's schemes in the previous 10 years would exceed 10% of the Company's issued share capital; or

          (ii) the aggregate number of shares issued under any of the Company's schemes in the previous 5 years would exceed 5% of the Company's issued share capital.

  The Galen 2000 US Option Scheme ("the US Share Scheme")

     Pursuant to the terms of the US Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of, or consultant to, the Company's US subsidiaries.

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

     Options may be granted at the discretion of the Remuneration Committee to any officer or employee of any US subsidiary of Galen and to consultants. On any date, no option may be granted under the US Share Scheme if, as a result, any of the following limits would be exceeded:

          (i) the aggregate number of ordinary shares issued during the previous 10 years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes, established by the Company would exceed 10% of the issued ordinary share capital of the Company;

          (ii) the aggregate number of ordinary shares issued during the previous 10 years under the Executive Schemes and all other employees' share option schemes (other than savings-related share option schemes and the Section 423 Plan) established by the Company would exceed 5% of the issued ordinary share capital of the Company;

          (iii) the aggregate number of ordinary shares issued in the previous three years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company;

          (iv) the aggregate number of ordinary shares issued under the schemes referred to in sub-paragraph (ii) above during the four years commencing on the date on which the Executive Schemes were adopted by the Company would exceed 2.5% of the issued ordinary share capital of the Company.

     The maximum number of options over ADRs that may be granted as incentive stock options under the US Share Scheme is 1,590,833 ADRs (6,363,333 ordinary shares).

     There are no limits on the maximum number of ADRs that may be the subject of an option granted under the US Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100% of the fair market value of an ADR on the date the option is granted. The Remuneration Committee shall set the periods during which options granted under the US Share Scheme shall become exercisable, with most options expected to vest quarterly over four years. All options shall cease to be exercisable on the earlier of the tenth anniversary of the date of grant or after a specified period following the participant's separation from the Company.

SCHEDULE OF SHARE OPTION AND COMPENSATORY WARRANTS ISSUED

     Options issued under the various Schemes and compensatory warrants issued to officers are summarized below in terms of ADRs (each ADR representing four ordinary shares).

                                                                        EXERCISE PRICE PER ADR
                                                                      ---------------------------
                                                      ADRS SUBJECT                       WEIGHTED
                                                       TO OPTION           RANGE         AVERAGE
                                                      ------------    ---------------    --------
Balance at September 30, 1997.......................          --                   --         --
  Granted...........................................      90,280               $17.40     $17.40
  Exercised.........................................          --                   --         --
  Cancelled.........................................          --                   --         --
                                                       ---------      ---------------     ------
Balance at September 30, 1998.......................      90,280               $17.40     $17.40
  Granted...........................................     146,394      $22.27 - $29.48     $25.48
  Exercised.........................................          --                   --         --
  Cancelled.........................................          --                   --         --
                                                       ---------      ---------------     ------

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

                                                                        EXERCISE PRICE PER ADR
                                                                      ---------------------------
                                                      ADRS SUBJECT                       WEIGHTED
                                                       TO OPTION           RANGE         AVERAGE
                                                      ------------    ---------------    --------
Balance at September 30, 1999.......................     236,674      $17.40 - $29.48     $22.40
  Granted...........................................     250,233      $29.57 - $49.35     $42.93
  Assumed...........................................   1,162,108       $1.60 - $35.60     $20.66
  Exercised.........................................          --                   --         --
  Cancelled.........................................      (4,878)     $17.40 - $22.27     $20.54
                                                       ---------      ---------------     ------
Balance at September 30, 2000.......................   1,644,137       $1.60 - $49.35     $24.30
                                                       =========      ===============     ======
Exercisable at September 30, 2000...................   1,068,358       $1.60 - $35.60     $19.35
                                                       =========      ===============     ======

     Following is option and warrant data at September 30, 2000 grouped by exercise price range:

                                                  RANGE OF EXERCISE PRICES
                                              --------------------------------
                                              $1.60 TO   $16.00 TO   $30.00 TO
                                               $15.99     $29.99      $49.40       TOTAL
                                              --------   ---------   ---------   ----------
Number of ADRs subject to
  options/warrants..........................   649,469    484,314     510,354     1,644,137
Weighted average exercise price.............  $  13.21   $  24.22    $  38.49    $    24.30
Weighted average remaining contractual life
  (years)...................................       8.0        6.5         8.3           7.7
Number of exercisable options/warrants......   649,469    170,910     247,979     1,068,358
Weighted average exercise price for
  exercisable options and warrants..........  $  13.21   $  24.04    $  32.19    $    19.35

     Options issued over ordinary shares have been converted to an equivalent number of options over ADRs by dividing the number of ordinary shares subject to such options by four and multiplying the option exercise price by four. Exercise prices of options granted during each year denominated in sterling have been converted to a US dollar equivalent in the above table using the sterling/US dollar exchange rate ruling as of the end of each fiscal year.

     The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Accordingly, the Company recorded compensation expense related to the performance provisions of certain share options. This expense amounted to $2,909, $794 and $270 for the fiscal years ending September 30, 2000, 1999 and 1998, respectively. Had the Company determined compensation expense based on the fair value of options and warrants issued at the grant date under SFAS No. 123, the Company's net income (loss) and net income (loss) per ADR would have differed from the reported amounts as indicated below.

                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                              -----------------------------------
                                                                2000         1999         1998
                                                              ---------    ---------    ---------
Net income (loss) as reported...............................   $(7,357)     $19,037      $11,935
Proforma net income (loss)..................................   $(5,325)     $19,290      $12,064
Proforma net income (loss) per ADR:
  Basic.....................................................   $ (0.18)     $  0.66      $  0.42
  Diluted...................................................   $ (0.18)     $  0.66      $  0.42

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

     SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values of options issued and the related assumptions used in the calculation of compensation cost under SFAS 123:

                                                    FOR THE YEARS ENDED SEPTEMBER 30,
                                                  --------------------------------------
                                                     2000          1999          1998
                                                  ----------    ----------    ----------
Per share fair value of options.................      $14.15         $9.78         $8.97
Option life.....................................   4.7 years     3.9 years     3.9 years
Risk free interest rate.........................         6.0%          4.8%          6.5%
Volatility......................................        37.0%         30.0%         30.0%
Dividend yield..................................        0.22%         0.32%         0.32%

     In accordance with purchase accounting, the fair value of the Warner Chilcott compensatory options and warrants assumed by the Company was recorded as part of the purchase consideration paid to acquire Warner Chilcott. Accordingly, these options and warrants are not considered in the above pro forma amounts.

  The Galen Inc Employee Stock Purchase Plan (Section 423 Plan)

     This plan, which is for the benefit of US based employees of Galen Incorporated and its subsidiaries, qualifies as an "employee stock purchase plan" under Section 423 of the US Internal Revenue Code of 1986. Each eligible employee (with more than one year's service) may elect that a specified portion of his or her salary be accumulated through payroll deductions for a period not exceeding 27 weeks and applied towards the purchase of ordinary shares. The number of shares subject to the Section 423 Plan is limited to 1% of the Company's issued share capital on admission to the London Stock Exchange. On the final day of any period during which savings may be accumulated ("the final date"), the options will be exercised automatically with the accumulated savings being applied to acquire shares under option. The exercise price is equal to 85% of the lesser of the mid market-closing price of an ordinary share at the date of grant or on the final date. No further options may be granted if the aggregate number of shares issued under any of the Company's schemes in the previous 10 years would exceed 10% of issued share capital. No employee may be granted an option that would permit the value of his of her options under the
Section 423 Plan to exceed $25,000 for each calendar year. In addition, no employee will be eligible to participate if immediately after the date of grant he or she would own 5% or more of the voting power or value of all shares of the Company.

14  TREASURY STOCK

     Treasury stock reflects shares held by the Galen Holdings PLC Employee Benefit Trust (the "Trust"), which was established by the Company's founder, Dr. McClay, immediately prior to flotation in 1997. This is a discretionary trust for the benefit of employees and former employees of the Company, including Directors, and may be used to meet obligations under the Company's share schemes. Dividends have not been waived by the Trust. Dr. McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares (1,250,065 ADR equivalents) to the Trust on its establishment. Treasury stock is included on the balance sheet at the value of the shares on the date of the gift, $2.43 per ordinary share ($9.72 per ADR). At September 30, 2000 there were 4,917,744 (1999: 4,922,481) ordinary shares, or 1,229,436 (1999: 1,230,618) ADR equivalents, held by the Trust.

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

15  LEASES

     The Company leases land and buildings and motor vehicles under operating leases. The Company's commitments under the non-cancelable portion of all operating leases for the next five years as of September 30, 2000 are:

                                            AT SEPTEMBER 30, 2000
                                            ---------------------
2001......................................  $               2,138
2002......................................                  1,986
2003......................................                  1,718
2004......................................                  1,304
2005......................................                    572
                                            ---------------------
                                            $               7,718
                                            ---------------------

     Lease and rental expenses included in selling, general and administrative expenses in the accompanying statements of operations totaled $942, $971 and $561 for the years ended September 30, 2000, 1999 and 1998, respectively.

16  INCOME TAXES

     Galen Holdings operates in two primary tax jurisdictions, the United Kingdom and the United States. The majority of Galen's taxable income for the periods presented are derived from the United Kingdom. The following table shows the principal reasons for the difference between the effective tax rate and the UK statutory income tax rate.

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ----------------------------------
                                                                2000        1999         1998
                                                              --------    ---------    ---------
UK statutory income tax rate................................     30.0%        30.5%        31.0%
Income before taxes and minority interest...................   $1,417      $28,969      $20,542
                                                               ------      -------      -------
Income tax at UK statutory rate.............................   $  425      $ 8,836      $ 6,368
Non-deductible expenses:
  Amortization of UK intangible assets......................      542          198           17
  Acquired in-process research and development..............    7,920          508           --
  Non-cash compensation expense.............................      873          242           84
  Transaction costs.........................................       --           --        1,395
Non-taxable UK income grants................................     (607)        (490)        (213)
Utilization of US loss carryforwards........................     (275)        (540)          --
Other differences (net).....................................     (242)       1,147          936
                                                               ------      -------      -------
Provision for income taxes..................................   $8,636      $ 9,901      $ 8,587
                                                               ------      -------      -------
Effective income tax rate...................................    609.5%        34.2%        41.8%
                                                               ------      -------      -------

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

     The UK and US components of income before taxes and the provisions for income taxes are presented in the table below. The United Kingdom components are stated after the non-deductible charge for acquired in-process product research and development:

                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                              -----------------------------------
                                                                2000         1999         1998
                                                              ---------    ---------    ---------
Income before taxes and minority interest:
United Kingdom..............................................   $(1,975)     $26,477      $20,882
United States...............................................     3,392        2,492         (340)
                                                               -------      -------      -------
Total.......................................................   $ 1,417      $28,969      $20,542
                                                               -------      -------      -------
Provision for current income taxes:
United Kingdom..............................................   $ 1,196      $ 7,163      $ 5,920
United States federal tax...................................       838           --           --
United States state and local taxes.........................       278           --           --
                                                               -------      -------      -------
Total.......................................................   $ 2,312      $ 7,163      $ 5,920
                                                               -------      -------      -------
Provision for deferred income taxes:
United Kingdom..............................................   $ 5,956      $ 2,738      $ 2,667
United States federal tax...................................       344           --           --
United States state and local taxes.........................        24           --           --
                                                               -------      -------      -------
Total.......................................................   $ 6,324      $ 2,738      $ 2,667
                                                               -------      -------      -------
Total provision for income taxes............................   $ 8,636      $ 9,901      $ 8,587
                                                               -------      -------      -------

     Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred tax assets are recorded to reflect expected reductions in taxes payable in future periods. Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities.

     The items giving rise to deferred tax liabilities and assets are summarized in the following table:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2000        1999
                                                              ---------    -------
Deferred Tax Liabilities:
Property, plant and equipment allowances....................  $ 15,296     $9,509
Other.......................................................      (930)        --
                                                              --------     ------
Net deferred tax liability..................................  $ 14,366     $9,509
                                                              --------     ------
Deferred Tax Assets:
US federal income tax net operating loss carryforwards......  $ 21,699     $  275
Valuation allowance for net operating loss carryforwards....   (14,699)      (275)
                                                              --------     ------
Net deferred tax asset......................................  $  7,000     $   --
                                                              --------     ------

     In connection with the Warner Chilcott transaction, the Company acquired US federal income tax net operating loss carryforwards of approximately $62.0 million, which begin to expire in 2011. The Company recorded a deferred tax asset, subject to a valuation allowance, of $7.0 million in respect of these carryforwards. If, in the future, the realization of this acquired deferred tax asset becomes more likely than

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

not, any reduction of the associated valuation allowance will be allocated to reduce other purchased intangible assets.

17  CONCENTRATION OF CREDIT RISK AND RELIANCE ON MAJOR PRODUCTS

     In the year ended September 30, 2000 no single customer accounted for more than 10% of consolidated revenue. One customer exceeded 10% of consolidated revenue in the year ended September 30, 1999 (11.3%). No single customer exceeded 10% of consolidated revenue in year ended September 30, 1998. Amounts outstanding from the major customer at September 30, 1999 totaled $4,750.

     Sales of a single pharmaceutical product, Kapake(R) in the year ended September 30, 2000 represented 11.7% of consolidated revenue (1999: 12.3%, 1998:
16.3%).

18  SEGMENT INFORMATION

     The Company's business is now classified into two reportable segments for internal financial reporting purposes: Pharmaceutical Products and Pharmaceutical Services. Previously reported information has been reclassified into these two segments following a change in reporting procedures. For all periods presented, the Pharmaceutical Products segment includes the development, manufacture and promotion of prescription pharmaceutical products in the UK and Ireland and the provision of specialized development and manufacturing services to other pharmaceutical companies. The Warner Chilcott business acquired on September 29, 2000 will become a significant part of the Pharmaceutical Products segment in the year 2001; however, operating results for the year 2000 do not include Warner Chilcott. The Pharmaceutical Services business segment provides technology-based research and development services to the pharmaceutical industry. These services include the design, manufacture, packaging and worldwide distribution of patient packs for clinical trial, interactive voice response system support to permit the more efficient management of the clinical trial process and "bench to pilot scale" specialty chemical design and synthesis services for research based pharmaceutical companies.

     The following represents selected information for the Company's operating segments for the periods indicated:

(A) REVENUE BY BUSINESS ACTIVITY

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ----------------------------------
                                                                2000         1999         1998
                                                              ---------    ---------    --------
Pharmaceutical Products.....................................  $ 69,466     $ 62,925     $53,669
Pharmaceutical Services.....................................    64,856       46,268      27,137
                                                              --------     --------     -------
                                                              $134,322     $109,193     $80,806
                                                              --------     --------     -------

(B) REVENUE BY GEOGRAPHICAL DESTINATION

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ----------------------------------
                                                                2000         1999         1998
                                                              ---------    ---------    --------
United Kingdom..............................................  $ 65,321     $ 60,595     $52,818
North America...............................................    47,794       31,545      14,667
All other...................................................    21,107       17,053      13,321
                                                              --------     --------     -------
                                                              $134,222     $109,193     $80,806
                                                              --------     --------     -------

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

(C) CONTRIBUTION BY BUSINESS ACTIVITY

                                                       PHARMACEUTICAL    PHARMACEUTICAL
                                                          PRODUCTS          SERVICES        TOTAL
                                                       --------------    --------------    --------
YEAR ENDED SEPTEMBER 30, 2000
Revenue..............................................     $ 69,466          $ 64,856       $134,322
                                                          --------          --------       --------
Cost of sales........................................       33,067            28,779         61,846
Operating expenses...................................       28,013            17,160         45,173
Acquired in-process research and development.........       26,400                --         26,400
                                                          --------          --------       --------
Total operating expenses.............................     $ 87,480          $ 45,939       $133,419
                                                          --------          --------       --------
Operating income.....................................     $(18,014)         $ 18,917       $    903
                                                          --------          --------       --------
Total assets.........................................     $691,693          $114,218       $805,911
Long-lived assets....................................     $514,840          $ 97,311       $612,151
Capital expenditure on long-lived assets.............     $ 13,747          $ 12,383       $ 26,130

                                                       PHARMACEUTICAL    PHARMACEUTICAL
                                                          PRODUCTS          SERVICES        TOTAL
                                                       --------------    --------------    --------
YEAR ENDED SEPTEMBER 30, 1999
Revenue..............................................     $ 62,925          $46,268        $109,193
                                                          --------          -------        --------
Cost of sales........................................       29,113           18,825          47,938
Operating expenses...................................       18,710           14,205          32,915
                                                          --------          -------        --------
Total operating expenses.............................     $ 47,823          $33,030        $ 80,853
                                                          --------          -------        --------
Operating income.....................................     $ 15,102          $13,238        $ 28,340
                                                          --------          -------        --------
Total assets.........................................     $106,895          $94,232        $201,127
Long-lived assets....................................     $ 59,000          $91,064        $150,064
Capital expenditure on long-lived assets.............     $  4,713          $13,842        $ 18,555

                                                       PHARMACEUTICAL    PHARMACEUTICAL
                                                          PRODUCTS          SERVICES        TOTAL
                                                       --------------    --------------    --------
YEAR ENDED SEPTEMBER 30, 1998
Revenue..............................................     $53,669           $27,137        $ 80,806
                                                          -------           -------        --------
Cost of sales........................................      25,330            13,255          38,585
Operating expenses...................................      18,373             5,385          23,758
                                                          -------           -------        --------
Total operating expenses.............................     $43,703           $18,640        $ 62,343
                                                          -------           -------        --------
Operating income.....................................     $ 9,966           $ 8,497        $ 18,463
                                                          -------           -------        --------
Total assets.........................................     $89,648           $66,797        $156,445
Long lived assets....................................     $26,154           $73,487        $ 99,641
Capital expenditure on long-lived assets.............     $ 5,747           $27,354        $ 33,101

     Long-lived assets acquired on the purchases of Warner Chilcott and Bartholomew Rhodes in the years ended September 30, 2000 and 1999, respectively, are included in the Pharmaceutical Products Segment. Long-lived assets acquired in the purchase of ACCI and ICTI in the years ended September 30, 2000 and 1999, respectively, are included in the Pharmaceutical Services segment. Details of the above acquisitions are described in Footnote 2 "Acquisitions."

                               GALEN HOLDINGS PLC

     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

(D)  GEOGRAPHICAL ANALYSIS BY COUNTRY OF ORIGIN

                                         YEARS ENDED SEPTEMBER 30,                          AS OF SEPTEMBER 30,
                       -------------------------------------------------------------   -----------------------------
                                  REVENUE                 OPERATING INCOME (LOSS)            LONG-LIVED ASSETS
                       ------------------------------   ----------------------------   -----------------------------
                         2000       1999       1998       2000      1999      1998       2000       1999      1998
                       --------   --------   --------   --------   -------   -------   --------   --------   -------
United Kingdom.......  $ 99,792   $ 88,933   $ 70,906   $ 19,538   $24,500   $17,256   $117,967   $119,740   $81,009
North America........    32,995     18,818      8,539    (18,637)    3,840     1,207    494,184     30,324    18,632
All other............     1,535      1,442      1,361          2        --        --         --         --        --
                       --------   --------   --------   --------   -------   -------   --------   --------   -------
                       $134,322   $109,193   $ 80,806   $    903   $28,340   $18,463   $612,151   $150,064   $99,641
                       --------   --------   --------   --------   -------   -------   --------   --------   -------

19  INTEREST EXPENSE

                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                              -----------------------------------
                                                                2000         1999         1998
                                                              ---------    ---------    ---------
Total interest cost incurred................................   $3,889       $2,187       $1,552
Less interest capitalized...................................    1,139        1,309        1,139
                                                               ------       ------       ------
                                                               $2,750       $  878       $  413
                                                               ------       ------       ------

20  PENSION CONTRIBUTIONS

     Contributions by the Company to defined contribution pension plans during the years ended September 30, 2000, 1999 and 1998 were $967, $608 and $316, respectively.

21  NET INCOME (LOSS) PER ORDINARY SHARE AND ADR

     Basic net income (loss) per ordinary share and ADR is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares and equivalent ADRs outstanding during the period. Diluted income (loss) per share is computed by adjusting the weighted average number of ordinary shares and equivalent ADRs outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADRs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

     The Company reported a net loss for the year ended September 30, 2000. Accordingly, the weighted average number of ordinary shares and equivalent ADRs outstanding used to compute basic and diluted loss per ordinary share and ADR was the same since the inclusion of potentially dilutive shares would be antidilutive. If the Company had reported net income for the year ended September 30, 2000, the effect of dilutive rights to acquire shares, for the purpose of computing diluted earnings per ordinary share and ADR, would have been to increase the number of weighted average ordinary shares and ADR equivalents outstanding during the year by 481,481 and 120,370 respectively.

                               GALEN HOLDINGS PLC

                NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)
     DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE AMOUNTS)

     The following table sets forth the computation for basic and diluted net income (loss) per ordinary share and ADR:

                                                FOR THE YEARS ENDED SEPTEMBER 30,
                                           --------------------------------------------
                                               2000            1999            1998
                                           ------------    ------------    ------------
Numerator for basic and diluted net
  income (loss) per ordinary share and
  ADR....................................  $     (7,357)   $     19,037    $     11,935
                                           ------------    ------------    ------------
Weighted average number of ordinary
  shares (basic).........................   121,444,370     116,329,438     116,266,390
Effect of dilutive stock options.........            --          60,171              --
                                           ------------    ------------    ------------
Weighted average number of ordinary
  shares (diluted).......................   121,444,370     116,389,609     116,266,390
                                           ------------    ------------    ------------
Basic net income (loss) per ordinary
  share..................................  $      (0.06)   $       0.16    $       0.10
                                           ------------    ------------    ------------
Diluted net income (loss) per ordinary
  share..................................  $      (0.06)   $       0.16    $       0.10
                                           ------------    ------------    ------------
Weighted average number of equivalent
  ADRs...................................    30,361,093      29,082,360      29,066,597
Effect of dilutive stock options.........            --          15,042              --
                                           ------------    ------------    ------------
Weighted average number of equivalent
  ADRs (diluted).........................    30,361,093      29,097,402      29,066,597
                                           ------------    ------------    ------------
Basic net income (loss) per ADR..........  $      (0.24)   $       0.65    $       0.41
                                           ------------    ------------    ------------
Diluted net income (loss) per ADR........  $      (0.24)   $       0.65    $       0.41
                                           ------------    ------------    ------------

22  RELATED PARTIES

     During the year ended September 30, 2000, 1999 and 1998 Galen had business dealings with Boxmore International, plc ("Boxmore") which was a related party.

     Boxmore provides packaging materials to Galen. Dr. H.A. Ennis who is a Director of Galen was a director of Boxmore during the above periods. For the years ended September 30, 2000, 1999 and 1998 amounts billed to Galen by Boxmore were $741, $561 and $298, respectively.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                          (IN THOUSANDS OF US DOLLARS)

                                      BALANCE AT                   WRITE-OFFS     FOREIGN      BALANCE AT
                                     BEGINNING OF    ADDITIONAL     AGAINST       CURRENCY       END OF
                                        PERIOD        RESERVES      RESERVES     ADJUSTMENT      PERIOD
                                     ------------    ----------    ----------    ----------    ----------
2000:
  Allowance for doubtful
     accounts......................      $473           $ 19         $  (3)         $(54)         $435
1999:
  Allowance for doubtful
     accounts......................      $620           $ (8)        $(119)         $(20)         $473
1998:
  Allowance for doubtful
     accounts......................      $524           $107         $ (40)         $ 29          $620

ITEM 19.  EXHIBITS

1.1*   Articles of Association of the Company.
1.2*   Memorandum of Association of the Company.
2.1*   Amended and Restated Deposit Agreement dated as of September
       29, 2000, by and among the Company, Warner Chilcott plc, the
       Bank of New York and the Owners and Holders of American
       Depositary Receipts.
2.2*   Form of Ordinary Share Certificate.
2.3    Form of ADR Certificate (included within Exhibit 2.1).
2.4    Indenture dated as of February 15, 2000, by and among Warner
       Chilcott plc, Warner Chilcott, Inc. and the Bank of New York
       (incorporated by reference to Exhibit 10.48 to Warner
       Chilcott plc's Annual Report on Form 10-K for the year ended
       December 31, 1999 (File No. 005-52501)).
4.1*   Employment Agreement dated as of May 4, 2000, by and between
       Warner Chilcott, Inc. and Roger M. Boissonneault.
4.2*   Employment Agreement dated as of May 4, 2000, by and between
       Warner Chilcott, Inc. and Paul Herendeen.
4.3*   Option Rollover and Lock-Up Agreement dated as of May 4,
       2000, by and between the Company and Roger M. Boissonneault.
4.4*   Option Rollover and Lock-Up Agreement dated as of May 4,
       2000, by and between the Company and Paul Herendeen.
4.5*   Sale and Purchase Agreement dated as of June 4, 1999, by and among the Company, Dr. Dallas Burston, Linda Burston, and
       the Trustees of the Dallas Burston 1999 Settlement.
4.6*   Share Acquisition Agreement dated as of April 30, 1999, by and between shareholders of Interactive Clinical
       Technologies Inc. and Galen, Inc.
4.7    Transaction Agreement dated as of May 4, 2000, by and
       between the Company and Warner Chilcott plc (incorporated by reference to Exhibit 2.1 to Warner Chilcott plc's Report on
       Form 8-K dated May 15, 2000 (File No. 005-52501)).
4.8*   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Roger Boissonneault regarding
       certificate numbered Series C No. W03.
4.9*   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Roger Boissonneault regarding
       certificate numbered Series C No. W04.
4.10*  Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Paul Herendeen regarding
       certificate numbered Series C No. W05.
4.11*  Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Paul Herendeen regarding the Series
       B certificate.
4.12*  Form of the 2000 US Option Scheme of the Company.
4.13*  Approved Executive Share Option Scheme and Unapproved
       Executive Share Option Scheme of the Company.
4.14   Purchase Agreement dated as of February 15, 2000, by and
       among Warner Chilcott, Inc., Warner Chilcott plc and Credit
       Suisse First Boston (incorporated by reference to Exhibit
       10.49 to Warner Chilcott plc's Annual Report on Form 10-K
       for the year ended December 31, 1999 (File No. 005-52501)).
4.15   Incentive Share Option Scheme of Warner Chilcott plc,
       originally adopted on April 3, 1997, amended on June 3, 1999
       (incorporated by reference to Exhibit 10.2 to Warner
       Chilcott plc's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 005-52501)).
4.16   Asset Purchase Agreement dated as of January 26, 2000, by
       and between Warner Chilcott, Inc. and Bristol-Myers Squibb
       (incorporated by reference to Exhibit 10.1 to Warner
       Chilcott plc's Report on Form 8-K dated February 15, 2000
       (File No. 005-52501)).

4.17       Estrace Transitional Support and Supply Agreement dated as of January 26, 2000, by and between
           Westwood-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc. (incorporated by reference to Exhibit 10.2 to Warner Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 005-52501)).
4.18       Ovcon Transitional Support and Supply Agreement by and between Bristol-Squibb Pharmaceuticals, Inc. and
           Warner Chilcott, Inc. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to Warner
           Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 005-52501)).
4.19       License and Distribution Agreement dated as of December 31, 1997, by and between Warner Chilcott plc and
           FH Faulding & Co. Ltd. (incorporated by reference to Exhibit 10.20 to Warner Chilcott plc's Report on Form
           10-K for the year ended December 31, 1998 (File No. 005-52501)).
4.20       Registration Rights Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Credit
           Suisse First Boston Corporation, CIBC World Market Corp. and SG Cowen Securities Corporation (incorporated by reference to Exhibit 10.50 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended
           December 31, 1999 (File No. 005-52501)).
4.21       Amendment to Revolving Credit and Security Agreement dated as of February 28, 2000, by and between Warner
           Chilcott, Inc. and PNC Bank National Association (incorporated by reference to Exhibit 10.51 to Warner
           Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 005-52501)).
8.1*       Subsidiaries of the Registrant.

---------------
* Filed herewith

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          GALEN HOLDINGS PLC

                                          By: /s/ R. G. ELLIOTT
                                            ------------------------------------
                                            Name: R.G. Elliott
                                            Title: Chief Financial Officer

Date: January 25, 2001

                                 EXHIBIT INDEX

1.1*   Articles of Association of the Company.
1.2*   Memorandum of Association of the Company.
2.1*   Amended and Restated Deposit Agreement dated as of September
       29, 2000, by and among the Company, Warner Chilcott plc, the
       Bank of New York and the Owners and Holders of American
       Depositary Receipts.
2.2*   Form of Ordinary Share Certificate.
2.3    Form of ADR Certificate (included within Exhibit 2.1).
2.4    Indenture dated as of February 15, 2000, by and among Warner
       Chilcott plc, Warner Chilcott, Inc. and the Bank of New York
       (incorporated by reference to Exhibit 10.48 to Warner
       Chilcott plc's Annual Report on Form 10-K for the year ended
       December 31, 1999 (File No. 005-52501)).
4.1*   Employment Agreement dated as of May 4, 2000, by and between
       Warner Chilcott, Inc. and Roger M. Boissonneault.
4.2*   Employment Agreement dated as of May 4, 2000, by and between
       Warner Chilcott, Inc. and Paul Herendeen.
4.3*   Option Rollover and Lock-Up Agreement dated as of May 4,
       2000, by and between the Company and Roger M. Boissonneault.
4.4*   Option Rollover and Lock-Up Agreement dated as of May 4,
       2000, by and between the Company and Paul Herendeen.
4.5*   Sale and Purchase Agreement dated as of June 4, 1999, by and among the Company, Dr. Dallas Burston, Linda Burston, and
       the Trustees of the Dallas Burston 1999 Settlement.
4.6*   Share Acquisition Agreement dated as of April 30, 1999, by and between shareholders of Interactive Clinical
       Technologies Inc. and Galen, Inc.
4.7    Transaction Agreement dated as of May 4, 2000, by and
       between the Company and Warner Chilcott plc (incorporated by reference to Exhibit 2.1 to Warner Chilcott plc's Report on
       Form 8-K dated May 15, 2000 (File No. 005-52501)).
4.8*   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Roger Boissonneault regarding
       certificate numbered Series C No. W03.
4.9*   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Roger Boissonneault regarding
       certificate numbered Series C No. W04.
4.10*  Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Paul Herendeen regarding
       certificate numbered Series C No. W05.
4.11*  Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
       Certificate as issued to Paul Herendeen regarding the Series
       B certificate.
4.12*  2000 US Option Scheme of the Company.
4.13*  Approved Executive Share Option Scheme and Unapproved
       Executive Share Option Scheme of the Company.
4.14   Purchase Agreement dated as of February 15, 2000, by and
       among Warner Chilcott, Inc., Warner Chilcott plc and Credit
       Suisse First Boston (incorporated by reference to Exhibit
       10.49 to Warner Chilcott plc's Annual Report on Form 10-K
       for the year ended December 31, 1999 (File No. 005-52501)).
4.15   Incentive Share Option Scheme of Warner Chilcott plc,
       originally adopted on April 3, 1997, amended on June 3, 1999
       (incorporated by reference to Exhibit 10.2 to Warner
       Chilcott plc's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 005-52501)).

4.16   Asset Purchase Agreement dated as of January 26, 2000, by
       and between Warner Chilcott, Inc. and Bristol-Myers Squibb
       (incorporated by reference to Exhibit 10.1 to Warner
       Chilcott plc's Report on Form 8-K dated February 15, 2000
       (File No. 005-52501)).
4.17   Estrace Transitional Support and Supply Agreement dated as of January 26, 2000, by and between Westwood-Squibb
       Pharmaceuticals, Inc. and Warner Chilcott, Inc.
       (incorporated by reference to Exhibit 10.2 to Warner
       Chilcott plc's Report on Form 8-K dated February 15, 2000
       (File No. 005-52501)).
4.18   Ovcon Transitional Support and Supply Agreement by and
       between Bristol-Squibb Pharmaceuticals, Inc. and Warner
       Chilcott, Inc. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to Warner Chilcott plc's Report on
       Form 8-K dated February 15, 2000 (File No. 005-52501)).
4.19   License and Distribution Agreement dated as of December 31,
       1997, by and between Warner Chilcott plc and FH Faulding &
       Co. Ltd. (incorporated by reference to Exhibit 10.20 to
       Warner Chilcott plc's Report on Form 10-K for the year ended
       December 31, 1998 (File No. 005-52501)).
4.20   Registration Rights Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Credit Suisse First
       Boston Corporation, CIBC World Market Corp. and SG Cowen
       Securities Corporation (incorporated by reference to Exhibit
       10.50 to Warner Chilcott plc's Annual Report on Form 10-K
       for the year ended December 31, 1999 (File No. 005-52501)).
4.21   Amendment to Revolving Credit and Security Agreement dated as of February 28, 2000, by and between Warner Chilcott,
       Inc. and PNC Bank National Association (incorporated by
       reference to Exhibit 10.51 to Warner Chilcott plc's Annual
       Report on Form 10-K for the year ended December 31, 1999
       (File No. 005-52501)).
8.1*   Subsidiaries of the Registrant.

---------------
* Filed herewith