Form 20-F
period 2001-09-30
GALEN HOLDINGS PLC
filed 2001-12-28
CIK 1113445

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

    [ ]      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
             THE SECURITIES EXCHANGE ACT OF 1934



                                   OR



    [X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED
             SEPTEMBER 30, 2001



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
                                      NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                    TITLE OF EACH CLASS                               NAME OF EACH EXCHANGE ON WHICH REGISTERED
                    -------------------                               -----------------------------------------
              AMERICAN DEPOSITARY SHARES, EACH                                  NASDAQ NATIONAL MARKET
          REPRESENTING 4 ORDINARY SHARES, NOMINAL
             VALUE 10.0 U.K. PENCE PER ORDINARY
                           SHARE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                                      NONE

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report

 ORDINARY SHARES, NOMINAL VALUE 10.0 U.K. PENCE PER ORDINARY SHARE 189,311,298

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

       Yes [X]                No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

     Item 17 [ ]           Item 18 [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         PAGE
                                                                         ----
PART I
Item 1.    Identity of Directors, Senior Management and Advisers.......     3
Item 2.    Offer Statistics and Expected Timetable.....................     3
Item 3.    Key Information.............................................     3
  A.       Selected Financial Data.....................................     3
  B.       Capitalization and Indebtedness.............................     4
  C.       Reasons for the Offer and Use of Proceeds...................     4
  D.       Risk Factors................................................     4
Item 4.    Information on the Company..................................     6
  A.       History and Development of the Company......................     6
  B.       Business Overview...........................................     7
  C.       Organizational Structure....................................    15
  D.       Property, Plant and Equipment...............................    16
Item 5.    Operating and Financial Review and Prospects................    16
  A.       Operating Results...........................................    16
  B.       Liquidity and Capital Resources.............................    23
  C.       Research and Development, Patents and Licenses, Etc. .......    25
  D.       Trend Information...........................................    25
Item 6.    Directors, Senior Management and Employees..................    25
  A.       Directors and Senior Management.............................    25
  B.       Compensation................................................    27
  C.       Board Practices.............................................    28
  D.       Employees...................................................    29
  E.       Share Ownership.............................................    29
Item 7.    Major Shareholders and Related Party Transactions...........    30
  A.       Major Shareholders..........................................    30
  B.       Related Party Transactions..................................    31
  C.       Interests of Experts and Counsel............................    32
Item 8.    Financial Information.......................................    32
  A.       Consolidated Statements and Other Financial Information.....    32
  B.       Significant Changes.........................................    32
Item 9.    The Offer and Listing.......................................    32
  A.4.     Market Price Information....................................    32
  C.       Markets on Which our Ordinary Shares Trade..................    33
Item 10.   Additional Information......................................    34
  A.       Share Capital...............................................    34
  B.       Memorandum and Articles of Association......................    34
  C.       Material Contracts..........................................    34
  D.       Exchange Controls...........................................    34
  E.       Taxation....................................................    34
  H.       Documents on Display........................................    38
Item 11.   Quantitative and Qualitative Disclosures about Market
           Risk........................................................    38
Item 12.   Description of Securities other than Equity Securities......    39
PART II
Item 13.   Defaults, Dividend Arrearages and Delinquencies.............    40
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds.............................................    40
Item 15.   [Reserved]..................................................    40
Item 16.   [Reserved]..................................................    40
PART III
Item 17.   Financial Statements........................................    41
Item 18.   Financial Statements........................................    41
Item 19.   Exhibits....................................................    75

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report and the documents incorporated by reference in this annual report contain certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

     - our ability to manage the growth of our business and the integration of new businesses and products, including our ability to realize synergies or other anticipated benefits from the acquisition of Warner Chilcott, which in this annual report refers to Warner Chilcott, plc and/or its subsidiaries;

     - government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, including the ability to obtain necessary regulatory approvals;

     - customer acceptance of new products, including products using our IVR technology;

     - competitive factors in the industries in which we operate;

     - the loss of key senior management or scientific staff;

     - exchange rate fluctuations;

     - general economic and business conditions; and

     - other risks described from time to time in the reports filed by us and by our wholly-owned subsidiary, Warner Chilcott, with the Securities and Exchange Commission.

                         CURRENCIES AND EXCHANGE RATES

     Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. In this annual report, we have translated revenue earned in pounds sterling to U.S. dollars in our financial statements at the average exchange rate for the relevant period and reported our financial results in accordance with U.S. GAAP.

     In this annual report, references to "pounds sterling," "L" or "pence" are to the currency of the United Kingdom, and references to "U.S. dollars" or "$" are to the currency of the United States.

     The average exchange rates used to convert pounds sterling to U.S. dollars in this annual report are as follows:

YEAR ENDED                                                      U.S. DOLLARS PER
SEPTEMBER 30,                                                    POUND STERLING
-------------                                                  ------------------
2001........................................................         1.4427
2000........................................................         1.5623
1999........................................................         1.6295
1998........................................................         1.6536
1997........................................................         1.6327

     The U.S. dollar to pound sterling exchange rates at September 30, 2001, 2000, 1999, 1998 and 1997 are as follows:

                                                                U.S. DOLLARS PER
AT SEPTEMBER 30,                                                 POUND STERLING
----------------                                               ------------------
2001........................................................         1.4688
2000........................................................         1.4637
1999........................................................         1.6469
1998........................................................         1.6994
1997........................................................         1.6200

     For a discussion of the effects of currency fluctuations on our results of operations and financial position, see "Item 5: Operating and Financial Review and Prospects" of this annual report.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

     Not applicable.

ITEM 3.  KEY INFORMATION.

  A. SELECTED FINANCIAL DATA

     Set forth below is selected consolidated financial data of Galen Holdings PLC and its subsidiaries, which is collectively referred to as "Galen," "we," "us" and "our" in this annual report, at the dates and for the years indicated. The selected consolidated operations data for the three years ended September 30, 2001 and the selected balance sheet data as of September 30, 2001 and 2000 were derived from our audited U.S. GAAP financial statements for those periods and as of those dates, which are included in Part III of this annual report. The selected consolidated operations data for the year ended September 30, 1998 and the selected balance sheet data as of September 30, 1999 were derived from our audited U.S. GAAP historical financial statements, which are not included in this annual report. The selected consolidated operations data for the year ended September 30, 1997 and the selected balance sheet data as of September 30, 1998 and 1997 were derived from our unaudited U.S. GAAP historical financial statements, which are not included in this annual report. The financial statements for the years 1997 through 2001 were originally prepared in pounds sterling and in accordance with U.K. GAAP. The statements for those years have been converted into U.S. dollars and restated in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with "Item 5: Operating and Financial Review and Prospects" in this annual report and our audited consolidated financial statements included in Part III of this annual report.

                                                             YEARS ENDED SEPTEMBER 30,
                                        -------------------------------------------------------------------
                                           1997          1998          1999          2000          2001
                                        -----------   -----------   -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA:                            (IN THOUSANDS, EXCEPT SHARE DATA)
Revenue:..............................  $    64,087   $    80,806   $   109,193   $   134,322   $   263,563
                                        -----------   -----------   -----------   -----------   -----------
Costs and expenses:
  Cost of goods sold..................       32,370        38,585        47,938        61,846        87,633
  Selling, general & administrative...        8,660        15,330        19,028        23,302        80,468
  Research and development............        3,711         5,058         6,482        12,504        13,694
  Depreciation........................        2,154         3,315         4,967         6,829         8,902
  Amortization of intangible assets...           52            55           774         2,538        27,269
  Write-off of acquired in-process
    research and development(1).......           --            --         1,664        26,400            --
                                        -----------   -----------   -----------   -----------   -----------
Total costs and expenses..............       46,947        62,343        80,853       133,419       217,966
                                        -----------   -----------   -----------   -----------   -----------
Operating income......................       17,140        18,463        28,340           903        45,597
Net interest income (expense).........        2,062         2,079           629           514       (19,317)
Income before taxes and minority
  interest............................       19,202        20,542        28,969         1,417        26,280
  Provision for income taxes..........        6,859         8,587         9,901         8,636         9,677
  Minority interest...................           --            20            31           138           177
                                        -----------   -----------   -----------   -----------   -----------
Net income (loss).....................  $    12,343   $    11,935   $    19,037   $    (7,357)  $    16,426
                                        ===========   ===========   ===========   ===========   ===========
Net income (loss) per ADS:
  Basic...............................  $      0.47   $      0.41   $      0.65   $     (0.24)  $      0.41
                                        ===========   ===========   ===========   ===========   ===========
  Diluted.............................  $      0.47   $      0.41   $      0.65   $     (0.24)  $      0.40
                                        ===========   ===========   ===========   ===========   ===========
Weighted average ADS equivalents
  outstanding:
  Basic(2)(3)(4)......................   26,194,429    29,066,597    29,082,360    30,361,093    40,338,685
                                        ===========   ===========   ===========   ===========   ===========
  Diluted(2)(3)(4)....................   26,194,429    29,066,597    29,097,402    30,361,093    41,040,069
                                        ===========   ===========   ===========   ===========   ===========
Cash dividend per ADS (U.S. Dollar)...  $        --   $      0.05   $      0.09   $      0.11   $      0.13
                                        ===========   ===========   ===========   ===========   ===========
Cash dividend per ADS (pound
  sterling)...........................   L       --   L      0.03   L      0.06   L      0.07   L      0.09
                                        ===========   ===========   ===========   ===========   ===========

                                                                 AT SEPTEMBER 30,
                                        -------------------------------------------------------------------
                                           1997          1998          1999          2000          2001
BALANCE SHEET DATA:                     -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents(2)(4).......  $    36,047   $    28,890   $    10,459   $   113,671   $   326,076
Total assets(2)(4)....................      125,352       156,445       201,127       805,911     1,150,039
Long-term debt(2).....................       18,823        19,837        45,779       266,721       298,802
Shareholders' equity(2)(3)(4).........       77,590        92,220       106,423       444,269       738,183
Share capital.........................       19,646        19,646        19,646        25,498        29,902
Additional paid-in capital............  $    43,541   $    43,624   $    44,229   $   399,656   $   673,144
                                        ===========   ===========   ===========   ===========   ===========

---------------

(1) Write-off of acquired in-process product research and development in 1999 related to our acquisition of the Bartholomew Rhodes group and in 2000 to our acquisition of Warner Chilcott.

(2) The September 29, 2000 acquisition of Warner Chilcott in exchange for Galen shares and equivalents had the effect of increasing cash by $62.2 million, intangible product assets by $224.3 million, goodwill by $212.1 million, shareholders' equity by $314.1 million and interest bearing indebtedness by $206.0 million. Galen issued 7.9 million American Depositary Shares, or ADSs, and rights to acquire an additional 2.6 million ADSs in the transaction. Each ADS represents four ordinary shares. Because the transaction closed on the last business day of fiscal 2000 the shares and equivalents issued had a nominal impact on the weighted average shares outstanding, basic and diluted, in 2000.

(3) The 2000 increase in shareholders' equity reflects both the acquisition of Warner Chilcott in exchange for Galen shares and equivalents valued at $314.1 million and our placement of 6 million ordinary shares (1.5 million ADS equivalents) in November 1999 raising net proceeds of $56.8 million.

(4) In July 2001 Galen completed an equity offering in which 26,490,011 ordinary shares were placed (the equivalent of 6,622,503 ADSs) and received approximately $268 million net of fees.

  B.  CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

  C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

  D.  RISK FACTORS

     You should carefully consider the risk factors described below, as well as the other information included in this annual report. Our business, financial condition or results of operations could be materially adversely affected by any or all of these risks, or by other risks that we presently cannot identify.

     FOR A FURTHER DISCUSSION OF THESE RISK FACTORS, PLEASE SEE THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS" ON PAGES 12-18 OF AMENDMENT NO. 1 TO OUR FORM F-1 REGISTRATION STATEMENT, REGISTRATION NO. 333-64324, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 2001, WHICH IS INCORPORATED IN THIS DOCUMENT BY REFERENCE.

     - IF WE ARE NOT SUCCESSFUL IN MANAGING THE GROWTH OF OUR BUSINESS OR THE INTEGRATION OF NEW BUSINESS AND PRODUCT ACQUISITIONS, OUR BUSINESS PROSPECTS COULD BE HARMED AND OUR FINANCIAL PERFORMANCE ADVERSELY AFFECTED.

     - DELAYS AND UNCERTAINTIES IN THE GOVERNMENT APPROVAL PROCESS FOR NEW PRODUCTS COULD RESULT IN LOST MARKET OPPORTUNITIES AND HAMPER OUR ABILITY TO RECOUP COSTS ASSOCIATED WITH PRODUCT DEVELOPMENT. FOR A MORE DETAILED DISCUSSION OF THIS RISK FACTOR SEE "BUSINESS -- GOVERNMENT REGULATION" ON PAGES 62-66 OF AMENDMENT NO. 1 TO OUR FORM F-1 REGISTRATION STATEMENT, REGISTRATION NO. 333-64324, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 2001, WHICH IS INCORPORATED IN THIS DOCUMENT BY REFERENCE.

     - WE CANNOT ASSURE YOU THAT OUR IVR DRUG DELIVERY TECHNOLOGY WILL BE ACCEPTED BY PRESCRIBING PHYSICIANS OR THEIR PATIENTS OR THAT WE WILL ACHIEVE OUR ANTICIPATED SALES LEVELS FOR THESE PRODUCTS AND IN SUCH AN EVENT, WE MAY NOT BE ABLE TO RECOUP OUR INVESTMENT IN OUR IVR BASED PRODUCTS AND OUR OVERALL RATE OF GROWTH MAY BE LOWER.

     - WE FACE SUBSTANTIAL COMPETITION FROM OTHER PROPRIETARY PRODUCTS AND GENERIC PRODUCTS IN THERAPEUTIC AREAS IMPORTANT TO GALEN'S LONG-TERM PERFORMANCE AND PROVIDERS OF PHARMACEUTICAL SERVICES WHICH MAY ADVERSELY AFFECT GALEN'S PROSPECTS. SEE "ITEM 4: INFORMATION ON THE
       COMPANY -- BUSINESS OVERVIEW -- PHARMACEUTICAL PRODUCTS -- COMPETITION" AND "ITEM 4: INFORMATION ON THE COMPANY -- BUSINESS
       OVERVIEW -- PHARMACEUTICAL SERVICES" IN THIS ANNUAL REPORT FOR A MORE DETAILED DISCUSSION OF THIS RISK FACTOR.

     - THE LOSS OF THE SERVICES OF MEMBERS OF OUR SENIOR MANAGEMENT TEAM OR SCIENTIFIC STAFF OR THE INABILITY TO ATTRACT AND RETAIN OTHER HIGHLY QUALIFIED EMPLOYEES COULD IMPEDE OUR ABILITY TO MEET OUR STRATEGIC OBJECTIVES AND ADVERSELY AFFECT OUR BUSINESS.

     - WE RELY HEAVILY ON SUPPLIERS OF PHARMACEUTICAL INGREDIENTS AND PHARMACEUTICAL PRODUCTS AND WE CANNOT ASSURE YOU THAT THEY WILL BE ABLE TO MANUFACTURE OUR PRODUCTS WITHOUT INTERRUPTION, THAT THEY WILL COMPLY WITH THEIR OBLIGATIONS UNDER OUR VARIOUS SUPPLY AGREEMENTS, OR THAT OUR REMEDIES FOR THEIR BREACH WILL OFFSET OUR RESULTING LOSSES. IN ADDITION, SUPPLIERS OF CERTAIN PHARMACEUTICAL INGREDIENTS, PHARMACEUTICAL PRODUCTS AND PACKAGING MATERIALS MUST BE APPROVED BY THE FDA, THE MCA AND OTHER APPLICABLE GOVERNMENTAL AUTHORITIES AND THE NEED TO REPLACE AN FDA APPROVED SUPPLIER WITH ANOTHER APPROVED SUPPLIER MAY DELAY MANUFACTURE OF THE DRUG INVOLVED OR INCREASE COSTS. SEE "ITEM 4: INFORMATION ON THE COMPANY -- BUSINESS OVERVIEW -- PHARMACEUTICAL PRODUCTS -- MANUFACTURING, SUPPLY AND RAW MATERIALS" IN THIS ANNUAL REPORT FOR A MORE DETAILED DISCUSSION OF THIS RISK FACTOR.

     - WE TRANSLATE REVENUE EARNED IN POUND STERLING TO U.S. DOLLARS IN OUR FINANCIAL STATEMENTS IN THIS ANNUAL REPORT AT THE AVERAGE EXCHANGE RATE DURING THE RELEVANT PERIOD. CHANGES IN EXCHANGE RATES BETWEEN THE U.S. DOLLAR AND THE POUND STERLING WILL AFFECT OUR RESULTS OF OPERATIONS. A MATERIAL APPRECIATION OF THE U.S. DOLLAR AGAINST THE POUND STERLING WOULD REDUCE OUR U.S. DOLLAR REPORTED EARNINGS. SEE "ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS -- OVERVIEW -- EFFECT OF CURRENCY FLUCTUATIONS" IN THIS ANNUAL REPORT FOR A MORE DETAILED DISCUSSION OF THIS RISK FACTOR.

     - OUR FAILURE TO BE REIMBURSED BY THIRD-PARTY PAYERS, PRICING PRESSURES BY MANAGED CARE ORGANIZATIONS OR GOVERNMENT SPONSORED HEALTH SYSTEMS AND REGULATIONS RELATING TO MEDICARE AND MEDICAID, HEALTHCARE REFORM, PHARMACEUTICAL REIMBURSEMENT AND PRICING IN GENERAL COULD DECREASE OUR REVENUES. SEE "ITEM 4: INFORMATION ON THE COMPANY -- BUSINESS
       OVERVIEW -- PHARMACEUTICAL PRODUCTS -- COMPETITION" IN THIS ANNUAL REPORT FOR A MORE DETAILED DISCUSSION OF THIS RISK FACTOR.

     - OUR TRADEMARKS, PATENTS AND OTHER INTELLECTUAL PROPERTY ARE VALUABLE ASSETS AND IF WE ARE UNABLE TO PROTECT THEM FROM INFRINGEMENT OUR BUSINESS PROSPECTS MAY BE HARMED. SEE "ITEM 4: INFORMATION ON THE
       COMPANY -- BUSINESS OVERVIEW -- TRADEMARKS, PATENTS AND PROPRIETARY RIGHTS' IN THIS ANNUAL REPORT FOR A MORE DETAILED DISCUSSION OF THIS RISK FACTOR.

     - AN INCREASE IN LEGAL CHALLENGES, INCLUDING PRODUCT LIABILITY CLAIMS, PATENT DISPUTES WITH COMPETITORS OR PRODUCT RECALLS, ANY OF WHICH COULD PRECLUDE COMMERCIALIZATION OF PRODUCTS OR NEGATIVELY AFFECT THE PROFITABILITY OF EXISTING PRODUCTS, COULD HARM OUR BUSINESS.

     - IF CURRENT TRENDS WITHIN THE PHARMACEUTICAL INDUSTRY TO OUTSOURCE PHARMACEUTICAL SERVICES DO NOT CONTINUE, EITHER AS A RESULT OF CONSOLIDATION WITHIN THE INDUSTRY OR OTHERWISE, OUR PHARMACEUTICAL

       SERVICES BUSINESS MAY NOT GROW AS FAST AS ANTICIPATED OR AT ALL. SEE "ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS -- TREND INFORMATION" IN THIS ANNUAL REPORT FOR A MORE DETAILED DISCUSSION OF THIS RISK FACTOR.

     - A MAJORITY OF OUR DIRECTORS AND CERTAIN OF OUR SENIOR EXECUTIVES ARE NOT RESIDENTS OF THE UNITED STATES AND WE ARE BASED IN NORTHERN IRELAND. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON US OR THEM OR TO ENFORCE AGAINST US OR THEM JUDGMENTS OF U.S. COURTS PREDICATED UPON CIVIL LIABILITY PROVISIONS OF THE U.S. FEDERAL OR STATE SECURITIES LAWS.

ITEM 4.  INFORMATION ON THE COMPANY.

  A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Galen Limited was founded in 1968 as a sales and marketing organization focused on branded pharmaceutical products in the United Kingdom and Ireland. Our products were originally developed and manufactured for us by third parties. In 1977, we began to develop and manufacture our own products when our facility in Craigavon, Northern Ireland became operational. We added to our pharmaceutical products business with the 1988 acquisition of IVEX, a manufacturer of sterile solutions. In 1989, we began to manufacture the intravaginal ring, or IVR, drug delivery vehicle, and later developed the IVR drug delivery technology. In 1999, we broadened our U.K. product portfolio with the acquisition of the Bartholomew Rhodes group of companies for $32.7 million. We extended our branded pharmaceutical products business into the United States on September 29, 2000, when we acquired Warner Chilcott, a marketer of branded prescription pharmaceutical products focused primarily on women's healthcare for $325.5 million. On June 29, 2001, we acquired Estrace(R) tablets from Bristol-Myers Squibb Company, a branded estrogen replacement therapy product, for approximately $95 million.

     We have also established a pharmaceutical services business in response to multinational pharmaceutical companies outsourcing specialized research and development services such as clinical trial supplies. In 1989, we began providing a range of highly specialized services to research oriented pharmaceutical companies to enable them to more efficiently manage clinical trials. In 1997, to meet the global requirements of our customer base, we expanded our clinical trial services business into the United States with the opening of a facility in Audubon, Pennsylvania. In 1999, we acquired several other complementary businesses to broaden our capabilities and further develop our clinical trial services' customer base. Our pharmaceutical services business also includes a chemical synthesis services group, which provides customized design and chemical synthesis operations.

     During the year ended September 30, 1999 Galen made capital expenditures of $5.9 million and $3.4 million on pharmaceutical services facilities in Craigavon, Northern Ireland and Audubon, Pennsylvania, respectively. In the year ended September 30, 2000 Galen made capital expenditures of $7.0 million on pharmaceutical services distribution facilities in Audubon and during the year ended September 30, 2001, $3.3 million was expended for pharmaceutical services distribution facilities in Craigavon. The pharmaceutical products business made capital expenditures of $8.7 million during the year ended September 30, 2000 in Craigavon and $3.8 million on warehousing in Larne, Northern Ireland during the year ended September 30, 2001. In addition, in the year ended September 30, 2001, Galen made capital expenditures of $2.0 million on accommodation facilities in Andover, New Jersey.

     We completed our initial public offer of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. In September 1997, we listed our ordinary shares on the Irish Stock Exchange. On September 29, 2000, we listed our ordinary shares, represented by American Depositary Shares, or ADSs, on the Nasdaq National Market when we acquired Warner Chilcott. Each ADS represents underlying ownership of four ordinary shares.

     We were originally incorporated and registered in Northern Ireland on August 23, 1991 as a private limited company under the name Moyne Shelf Company (No. 37) Limited. On November 25, 1991, we changed our name to Galen Holdings Limited and on June 2, 1997, we re-registered as a public limited company and changed our name to Galen Holdings Public Limited Company. The principal legislation under which we operate is The Companies (Northern Ireland) Order 1986. Our registered office is at Seagoe Industrial Estate, Craigavon, Co. Armagh, Northern Ireland BT63 5UA. Our telephone number is 011-44-28-3833-4974. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as agent for service of process.

  B.  BUSINESS OVERVIEW

     Galen Holdings PLC is an integrated specialty pharmaceutical company focused principally in the women's healthcare therapeutic area. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. Our IVR is able to deliver a wide range of medicines to the patient over periods of up to three months. We also provide a wide range of high-value services to the research and development functions of both pharmaceutical and biotechnology companies.

     Our pharmaceutical products business, which includes our research and development activities, focuses on the women's healthcare therapeutic area and other product areas such as dermatology and urology. Our principal products include:

     - Estrace(R) vaginal cream, a locally applied estrogen to treat vaginal atrophy that we acquired from Bristol-Myers Squibb Company in February 2000;

     - Estrace(R) tablets, an estrogen replacement therapy product that we acquired from Bristol-Myers Squibb Company in June 2001;

     - Ovcon(R) 35 and Ovcon(R) 50, both oral contraceptives, also acquired from Bristol-Myers Squibb Company in February 2000; and

     - Doryx(R), an oral antibiotic for the treatment of acne and for adjunctive therapy in the treatment of severe acne.

     We have a pipeline of products in development principally for the U.S. market, including a number utilizing the IVR drug delivery technology. See " -- Research and Development -- Research and Development
Portfolio -- Intravaginal Drug Delivery."

     Through our U.S. sales force of approximately 225 representatives, we market our portfolio of branded pharmaceutical specialty products targeted at the women's healthcare market. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists, dermatologists and urologists in the United States. Our sales force of approximately 125 representatives in the United Kingdom and Ireland market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

     We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties.

     We have also built an international services business catering to research-oriented pharmaceutical companies. We initially developed this business in response to a demand for highly specialized service providers to more efficiently manage clinical trial supplies. Since then, we have acquired complementary businesses to expand our capacity and build upon our competencies in this area. We have conducted outsourced clinical trial supply work for 19 of the top 20 international pharmaceutical companies, as well as major contract research organizations and a number of biotechnology organizations. Our services business includes a chemical synthesis services group, which provides customized chemical design and chemical synthesis operations.

     The following table shows our revenue by geographic origin and by business segment.

                                                                YEARS ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1999       2000       2001
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
GEOGRAPHIC ORIGIN
United States...............................................  $ 18,818   $ 32,995   $159,029
United Kingdom..............................................    88,933     99,792    100,926
Ireland.....................................................     1,442      1,535      3,608
                                                              --------   --------   --------
Total.......................................................  $109,193   $134,322   $263,563
                                                              ========   ========   ========
BUSINESS SEGMENT
Pharmaceutical Products.....................................  $ 62,925   $ 69,466   $183,822
Pharmaceutical Services.....................................    46,268     64,856     79,741
                                                              --------   --------   --------
Total.......................................................  $109,193   $134,322   $263,563
                                                              ========   ========   ========

     Our shares are listed on both the London Stock Exchange and the Irish Stock Exchange under the symbol "GAL." Our American Depositary Shares, each of which represents four of our shares, are quoted on the Nasdaq National Market under the symbol "GALN."

  PHARMACEUTICAL PRODUCTS

     Our pharmaceutical products business develops, manufactures, supplies and markets branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States.

  Women's Healthcare

     We develop and market products for a number of segments in the women's healthcare therapeutic area, including hormone replacement and oral contraceptives.

     Principal Products. The following table identifies our principal marketed branded products in this area:

PRODUCT                                          THERAPEUTIC APPLICATION          MARKET
-------                                   -------------------------------------   ------
Estrace(R) cream........................  Vaginal/Vulval Atrophy                    U.S.
Estrace(R) tablets......................  Estrogen Replacement                      U.S.
Menoring(R).............................  Estrogen Replacement                      U.K.
Ovcon(R) 35.............................  Oral Contraceptive                        U.S.
Ovcon(R) 50.............................  Oral Contraceptive                        U.S.
Regurin(R)..............................  Anticholinergic                           U.K.
NataFort(R).............................  Prenatal Vitamin                          U.S.
NataChew(TM)............................  Chewable Prenatal Vitamin                 U.S.
Pyridium Plus(R)........................  Urinary Tract Analgesic/Antispasmodic     U.S.
Pyridium(R).............................  Urinary Tract Analgesic                   U.S.

     Estrace(R) cream. Estrace(R) vaginal cream is used for the treatment of vaginal and vulval atrophy and is marketed exclusively in the United States. Estrace(R) cream contains beta-estradiol as its active pharmaceutical ingredient. We acquired the rights to this product from Bristol-Myers Squibb in February 2000.

     Estrace(R) tablets. Estrace(R) tablets are used for the treatment of moderate to severe vasomotor symptoms and vulval and vaginal atrophy associated with menopause and for the prevention of osteoporosis and is marketed exclusively in the United States. Each Estrace(R) tablet contains beta-estradiol as its active pharmaceutical ingredient. We acquired this product from Bristol-Myers Squibb Company in June 2001.

     Menoring(R). Menoring(R) intravaginal ring is used in women for the treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause and is currently marketed exclusively in the United Kingdom. Menoring(R) contains a core of estradiol acetate which provides estradiol as its active pharmaceutical ingredient. We began marketing Menoring(R), which we refer to as the estradiol IVR, in the United Kingdom in September 2001. We are in the process of submitting Menoring(R) through the European Union Mutual Recognition Procedure to gain marketing approval throughout Europe. We submitted a new drug application for the same product, which we propose to call Estrace(R) VR in the United States, with the Food and Drug Administration in December 2001.

     Ovcon 35(R) and Ovcon 50(R). Ovcon 35(R)and Ovcon 50(R) are oral contraceptives composed of norethindrone and ethinyl estradiol and are marketed exclusively in the United States. We acquired the rights to these products from Bristol-Myers Squibb Company in February 2000.

     Regurin(R). We launched our proprietary anticholinergic, Regurin(R), for the treatment of urinary incontinence in October 2000 in the United Kingdom. We acquired the exclusive licensing rights to this product in the United Kingdom and Ireland from Madaus AG Cologne in 2000.

     NataFort(R) and NataChew(TM). In December 1997, we launched NataFort(R), a prescription strength prenatal vitamin designed to improve patient compliance by virtue of its relatively small tablet size. NataChew(TM) is a prescription strength chewable prenatal vitamin which was developed internally and launched in November 1999. NataChew(TM) is a wildberry flavored chewable tablet that provides ten essential vitamins, including folic acid and iron.

     Pyridium(R) and Pyridium Plus(R). Pyridium(R) is an orally administered urinary tract analgesic agent that helps relieve urinary pain, burning, urgency and frequency related to urinary tract infections. Pyridium Plus(R), a line extension of Pyridium that contains an antispasmodic and an anxiolytic, was introduced by Warner-Lambert Company in 1980, but was subsequently withdrawn from the market. We reintroduced Pyridium Plus(R) in March 1999.

  Other Principal Products

     Dermatology. In the United States, we market Doryx(R), an orally administered prescription product, containing our proprietary formulation of doxycycline, for the treatment of acne. Doryx(R) is an antibiotic capsule containing enteric-coated pellets of doxycycline hyclate. It is a useful adjunctive therapy in the treatment of severe acne. We acquired Doryx(R) in June 1997 and in September 1999 repositioned the product for the dermatology segment and directed our sales force to promote Doryx(R) to targeted physicians.

     Analgesic Products. According to the British Pharmaceutical Index, in the twelve months ending October 2001, we ranked sixth (in terms of sales) out of the companies servicing the U.K. market for non-narcotic analgesic products.

     Our major analgesic product is Kapake(R) Tablets (paracetamol 500mg/codeine phosphate 30mg), which accounts for the majority of our sales of analgesic products. Our approach to the analgesic market is to provide products based on established active ingredients to treat pain of varying severity. Major line extension formulations for Kapake(R) have been launched in the United Kingdom, including Kapake(R) Insts(R).

  Strategy

     We intend to focus on growing our pharmaceutical products business both organically and by acquisitions. Our goal is to generate revenues, earnings per share growth, and consistent, profitable growth in our business by:

     - Driving organic growth of our existing assets;

     - Developing and commercializing proprietary products; and

     - Supplementing organic growth through the selective acquisition of complementary products.

     Driving Organic Growth. We seek to increase revenues of our pharmaceutical products business through direct contact with targeted physicians using our competitively scaled sales and marketing organizations in the United States and the United Kingdom.

     Developing and Commercializing Proprietary Products. An important part of our growth strategy is to expand our branded product portfolio through the introduction of new proprietary products based on innovative formulations and our drug delivery technology. Our intention is to focus on developing improvements to existing therapies, including line extensions of our currently marketed products, rather than on the more costly and time consuming process of developing new chemical entities.

     Supplementing Organic Growth through Selective Acquisition of Products. We intend to pursue opportunities to expand our pharmaceutical product portfolio by selectively purchasing established branded products, particularly those products which are non-strategic to the major pharmaceutical companies. We principally target those products that complement our strategic focus on women's healthcare, dermatology and urology and which can be revitalized by our existing sales force.

  Research and Development

     General

     Our research and development activity is focused on the development of proprietary products for international commercialization that are based on drug delivery systems such as our IVR technology. We also pursue the development of products that are complementary to our core prescription businesses in the United States, particularly line extensions of our existing branded products. Our strategy is to pursue products that represent improvements to existing pharmaceuticals rather than creating new chemical entities. Improvements to existing products generally involve less development and regulatory risk and shorter time lines from concept to market.

     During fiscal 2001, we invested $13.7 million in research and development activities, a 10% increase over the previous year, reflecting the activities associated with our efforts to obtain regulatory approval for the estradiol IVR in both the United Kingdom and the United States. We intend to continue to expand our research and development programs in order to develop products that exploit our sales and marketing presence in the United States and the United Kingdom. As of September 30, 2001, our research and development team consisted of 37 professionals. Our in-house expertise in product development and regulatory affairs allows us to prepare and file new drug applications with the FDA and other regulatory authorities for our own products.

     Research and Development Portfolio

     Intravaginal Drug Delivery. In late 1989, we began to manufacture an intravaginal ring, initially for use in contraception. The IVR consists of a silicone ring in which an active ingredient is embedded or dispersed. The IVR is capable of releasing drug(s) at a relatively constant rate, which eliminates the peaks and troughs in blood levels that can be associated with conventional forms of drug delivery such as orally administered tablets. Vaginal delivery also avoids the first pass metabolism of active ingredients, which can inhibit or preclude oral dosing of certain drugs. The IVR can be used for up to three months and does not require fitting by a doctor. It therefore offers a potential compliance benefit over existing prescribed therapies.

     IVR Product Pipeline. The following table shows our IVR product pipeline and related stage of development. We cannot guarantee that any of these products will meet the clinical requirements or obtain the requisite regulatory approvals to enable us to market them in the future.

THERAPEUTIC APPLICATION                                      STATUS        MARKET
-----------------------                                   -------------   ---------
                                                          In
Menoring(R) estrogen replacement.......................   Registration    E.U.
Estrace(R) VR estrogen replacement.....................   NDA submitted   U.S.
Continuous combined hormone replacement................   Phase II        E.U./U.S.
Testosterone...........................................   Phase II        E.U./U.S.
Contraceptive..........................................   Phase II        E.U./U.S.
Metronidazole..........................................   Development     E.U./U.S.

     Menoring(R)/Estrace(R) VR. This product is used in women for the treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause and is currently marketed exclusively in the United Kingdom. We are in the process of submitting Menoring(R) through the European Union Mutual Recognition Procedure to gain marketing approval throughout Europe. We submitted a new drug application for the same product, which we propose to call Estrace(R) VR in the United States, with the Food and Drug Administration in December 2001.

     Continuous combined hormone replacement therapy
(estradiol/progestin). This product is intended for the same use as Menoring(R)/Estrace(R) VR. The product adds a progestin to reduce the risk of endometrial hyperplasia, which is an undesirable consequence of estradiol-only therapy in women with an intact uterus. A Phase II dose finding study has been completed with an estradiol/progestin releasing IVR, and the data are being evaluated.

     Testosterone. Our third IVR product is being developed to deliver systemic doses of testosterone. Deficiency of testosterone in post-menopausal women has been associated with decreased sexual motivation. Our testosterone IVR is aimed at addressing the problems of those patients where an augmentation of sexual motivation is desired. A Phase II trial is currently in process.

     Contraceptive. We are developing an estrogen/progestin contraceptive product. Phase I studies have been completed and the data are being evaluated.

     Metronidazole. Our pharmaceutical research team is developing an IVR containing metronidazole for the local treatment of vaginal infections. This product is currently in pharmaceutical development.

     Sales and Marketing

     Our two marketing groups cover the U.S. and U.K. pharmaceutical markets defined by medical specialties.

     United States. In the United States, we market branded pharmaceutical products that we believe will benefit from promotional activities directed toward physician specialists. We have a sales and marketing infrastructure which includes approximately 225 sales representatives dedicated to promoting and marketing all of our branded pharmaceutical products. We believe we have one of the largest sales forces targeted to promoting women's health products to obstetrician/gynecologists in the United States. We intend to augment our sales organization as needed to support the promotion of our existing and future branded products. We believe that our sales force at its present size provides us with adequate resources to execute the promotional plans for the branded products described in this annual report.

     Our marketing strategy is to promote our branded products to high volume prescribing physicians through our targeted sales force. Our sales force employs precision marketing techniques, including comprehensive internal analysis of actual prescription data. We use this data to identify and target physicians that are likely to produce the greatest return on our promotional efforts. Precision marketing techniques help us to target physicians, measure the effectiveness of our promotional efforts and evaluate the skill of our individual sales representatives.

     United Kingdom and Ireland. Our United Kingdom and Ireland sales force directly contacts general practitioners, community pharmacies and hospital consultants throughout the United Kingdom and Ireland. We intend to utilize this sales force to market our existing products as well as any new products launched in the United Kingdom and Ireland.

     In anticipation of new product launches in the United Kingdom during 2001, and in particular the launch of our first IVR-based estrogen replacement therapy product, Menoring(R), we recently established a new United Kingdom and Ireland sales force of approximately 50 representatives, bringing the total number of U.K. and Irish sales representatives to approximately 125. These new members of the sales force and the associated sales and marketing infrastructure are principally engaged in supporting the distribution and sale of Regurin(R), which was launched in October 2000 and Menoring(R), which was lauched in September 2001. In addition, our United Kingdom and Ireland sales force includes a team of specialized nurse practitioners who will work with specialist clinics, obstetrician/gynecologists and menopause specialists to provide technical advice as to the application of Menoring(R) and support its launch in the United Kingdom.

     Competition

     The pharmaceutical industry is highly competitive. Our branded products compete with brands marketed by other pharmaceutical companies including large, fully integrated concerns with financial, marketing, legal and product development resources substantially greater than ours.

     The principal competitors in the women's health therapeutic category are in the United States and include the women's healthcare divisions of Johnson & Johnson, American Home Products, Pfizer, Schering, A.G. and Akzo-Nobel. The principal competitors for our other products are Medicis, Pharmacia and Sanofi.

     In addition, third-party healthcare payers, such as government bodies and agencies and private health insurers and managed care organizations, are increasingly challenging the pricing of pharmaceutical products and services and reviewing their reimbursement practices. Many managed healthcare organizations are now limiting the number of pharmaceutical products that are on their formulary lists in an effort to control and reduce costs associated with patient drug therapies. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry.

     Our branded pharmaceutical products also are or may become subject to competition from generic equivalents because there is no proprietary protection for most of the branded pharmaceutical products we sell. For instance, Estrace(R) tablets, NataFort(R) and NataChew(TM) are in direct competition with generic products. Generic substitutes for some of our branded pharmaceutical products are also sold by other pharmaceutical companies which claim that their products provide equivalent therapeutic benefits at a lower cost. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations.

     As the pharmaceutical industry is characterized by rapid product development and technological change, our pharmaceutical products could be rendered obsolete or made uneconomical by the development of new pharmaceuticals to treat the conditions addressed by our products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our business, results of operations and financial condition could be materially adversely affected by any one or more of these developments. Our competitors may also be able to complete the regulatory process for new products before we are able to do so and, therefore, may begin to market their products in advance of our products. We believe that competition among both branded and generic pharmaceuticals aimed at the markets identified by us will be based on, among other things, product efficacy, safety, reliability, availability and price. There can be no assurance that developments by others will not render any product or technology we produce or may produce obsolete or otherwise non-competitive.

     Manufacturing, Supply and Raw Materials

     We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture a large majority of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties. Accordingly, we are dependent upon our contract manufacturers in the United States, and to a lesser extent in Europe, to comply with regulatory requirements and to keep their facilities in good working order. To ensure their compliance, we conduct quality assurance audits of our contract manufacturers' sites and records to determine compliance with the relevant regulatory requirements. Bristol-Myers Squibb Company manufactures our Estrace(R) cream and Ovcon(R) oral contraceptives under long-term supply agreements that run through February 2009. Estrace(R) tablets are also manufactured for us by Bristol-Myers Squibb Company under a supply agreement that runs through July 2006. We expect the Estrace(R) cream, Estrace(R) tablets and Ovcon(R) products to account for a significant percentage of our U.S. product sales. We cannot assure you that our contract manufacturers will be able to manufacture our products without interruption, that they will comply with their obligations under our various supply arrangements, or that we will have adequate remedies for any breach. In the event that a supplier suffers an event that caused it to be unable to manufacture our product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on our business.

     The principal components used in the manufacture of our pharmaceutical products are active and inactive pharmaceutical ingredients and certain packaging materials. We have multiple sources for the majority of our raw materials for our U.K. products and select most of our suppliers on the basis of competitive pricing. We believe that adequate replacement sources are available to meet our U.K. pharmaceutical product requirements at little or no incremental cost.

     In the United States, the FDA must approve suppliers of certain ingredients for our products. The development and regulatory approval of our U.S. products is dependent on our ability, and the ability of our contract manufacturers, to procure active ingredients and packaging materials from FDA approved sources. If pharmaceutical ingredients or packaging materials were no longer available from an FDA approved source, we would be required to obtain FDA approval to change the supplier of that material. The qualification of a new supplier could potentially disrupt the manufacture, and therefore our supply of products for sale. Although we consider our sources of supply to be adequate, and to date, no significant difficulty has been encountered in obtaining product materials, there can be no assurance that we will continue to be able to obtain materials as required.

  PHARMACEUTICAL SERVICES

     Our pharmaceutical services business was established in response to multinational pharmaceutical companies outsourcing specialized research and development services such as clinical trial supplies.

  Clinical Trial Services

     We provide clinical packaging services to pharmaceutical companies that choose to outsource the manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients. We are a dedicated provider of these specialized services, ensuring that the exacting current Good Manufacturing Practices, or cGMP, requirements for the manufacture and distribution of clinical trial supplies are met fully. Initially established to meet clients' needs in the United Kingdom from our dedicated facilities in Craigavon, our operation rapidly extended its reach and capabilities into Europe and the United States. We also operate facilities in Audubon, Pennsylvania and Durham, North Carolina, where we offer our specialized clinical packaging services to pharmaceutical companies in the United States. With facilities in the United States and the United Kingdom, we are able to offer a coordinated service to clients for international clinical trials.

     We offer a full range of clinical trial services including the design, manufacture, packaging and worldwide distribution of patient packs for clinical trials. We manufacture active and placebo tablets and capsules to our customer's specifications, ensuring that the placebo formulation is identical in appearance to the active formulation. The design and manufacture of patient wallets is also customer specific and includes the capability to produce randomized and multi-lingual, patient-specific labels. We also offer analytical services, including stability testing in FDA compliant facilities, complete analytical testing and release and analytical method development, as well as services relating to drug returns from clinical trials including drug reconciliation accountability, storage and destruction. We have conducted outsourced clinical trial work for 19 of the top 20 international pharmaceutical companies, as well as major contract research organizations and a number of biotechnology organizations.

  Chemical Synthesis Services

     We formed our custom chemical synthesis operation in response to increasing demand from pharmaceutical companies for small capacity manufacturing facilities required for the manufacture of kilogram quantities of development compounds. We currently provide custom design services and chemical synthesis operations to pharmaceutical companies. Cost reduction measures at many pharmaceutical companies have resulted in a shortage of chemical synthesis capacity. Consequently, pharmaceutical companies have increasingly sought capacity from third party suppliers, rather than commit their own capital to develop similar facilities internally. In addition to the increasing trend among established pharmaceutical companies to outsource many phases of drug development, many emerging biopharmaceutical and biotechnology companies tend to have a high degree of dependence on third party contractors to provide development services in order to permit them to focus their resources on discovery research.

  Competition and Sales and Marketing

     Our clinical trial services business competes with pharmaceutical companies that do not choose to outsource their clinical trial services and with other companies in the clinical trial service business, including Fisher Scientific and Cardinal Health. Our chemical synthesis services business competes with services provided by a variety of companies, both large and small, that provide similar services to pharmaceutical companies. Our clinical trial services business relies on an internal sales force to promote and sell our pharmaceutical services to pharmaceutical companies.

  TRADEMARKS, PATENTS AND PROPRIETARY RIGHTS

     Protection of intellectual property, patents and trademarks is a key company strategy for projects and new products of significant business importance.

  Patents, Trade Secrets and Proprietary Knowledge

     We rely on patents, trade secrets and proprietary knowledge to protect intellectual property. We generally seek to protect these items by filing applications for patents on certain inventions, enforcing our legal rights against third parties that we believe may infringe our intellectual property rights, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. We do not ultimately control whether our patent applications will result in issued patents, whether we will be successful in enforcing our legal rights against third party infringers, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors. In addition, most of our currently marketed branded pharmaceutical products are not protected by patents and proprietary rights and therefore are or may become subject to competition from generic equivalents. For a further discussion of our competition, please see "-- Competition."

  Trademarks

     Due to our branded product focus, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registra-tions for new brands in all jurisdictions in which we operate. The names indicated below are certain of Galen's key registered trademarks, some of which may not be registered in all jurisdictions:

Doryx(R)                    Ovcon(R)
Estrace(R)                  Pyridium(R)
Kapake(R)                   Pyridium Plus(R)
Menoring(R)                 Regurin(R)
NataFort(R)                 Warner Chilcott(R)

     We also police our trademark portfolio against infringement. However, our efforts may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

  GOVERNMENT REGULATION

     For a description of government regulation, please see the information set forth under the heading "Business -- Government Regulation" on pages 62-66 of Amendment No. 1 to our Form F-1 Registration Statement, Registration No. 333-64324, as filed with the Securities and Exchange Commission on July 19, 2001, which is incorporated in this document by reference.

  SEASONALITY

     Taken as a whole neither our pharmaceutical products business nor our pharmaceutical services business are materially affected by seasonal factors.

  C.  ORGANIZATIONAL STRUCTURE

  SUBSIDIARIES

     The following is a list of our significant subsidiaries, their country of incorporation and their principal activity. Each of these entities is a wholly-owned subsidiary of Galen Holdings, except for QuChem Limited which is 76% owned by Galen Holdings.

SUBSIDIARY                                               PRINCIPAL ACTIVITY             COUNTRY OF INCORPORATION
----------                                      -------------------------------------   ------------------------
Gaelta Research and Development Limited.......  Clinical trial services                 Northern Ireland
Galen Limited.................................  Pharmaceutical research and             Northern Ireland
                                                development, manufacturing and
                                                marketing
Galen Research Laboratories Limited...........  Pharmaceutical manufacturing            Northern Ireland
Galen (Chemicals) Limited.....................  Pharmaceutical sales and distribution   Republic of Ireland
Galen Incorporated............................  Clinical trial services                 United States
QuChem Limited................................  Research and development                Northern Ireland
Bartholomew Rhodes Limited....................  Pharmaceutical manufacturing            England and Wales
Interactive Clinical Technologies, Inc........  Clinical trial services                 United States
Warner Chilcott, plc..........................  Pharmaceutical development and          Republic of Ireland
                                                marketing
Warner Chilcott Inc...........................  Pharmaceutical development, marketing   United States
                                                and distribution
Warner Chilcott (Bermuda) Ltd.................  Investment Company                      Bermuda
Warner Chilcott Laboratories (Ireland) Ltd....  Research, development and product       Republic of Ireland
                                                licensing
Applied Clinical Concepts, Inc................  Clinical trial services                 United States

  D.  PROPERTY, PLANT AND EQUIPMENT

     We operate from modern dedicated facilities based at three sites in Northern Ireland, one in England and five in the United States. To assist with expansion in Northern Ireland, the Industrial Development Board for Northern Ireland has offered selective financial support to us totaling L10.2 million ($15.0 million). In addition, we are in discussions with the Industrial Development Agency of the Republic of Ireland for a grant in support of the construction and operation of a new production facility in Ardee in the Republic of Ireland, to meet longer-term requirements. We also lease approximately 23,000 sq. ft. of office accommodation in Rockaway, New Jersey.

  PHARMACEUTICAL PRODUCTS MANUFACTURING FACILITIES

     Our product manufacturing facilities are located at two sites that total in excess of 30 acres. Our facilities at Craigavon, totaling 140,000 sq. ft., manufactures tablets, capsules, and non-sterile liquid formulations, as well as sacheting powders and granules. Dedicated suites for the manufacture of cephalosporin and penicillin antibiotic products are also located at Craigavon, as are pharmaceutical research and development laboratories. Our administration, regulatory compliance, sales, marketing and distribution activities for the United Kingdom and Ireland are also based at the Craigavon site.

     Our products division has a 106,000 sq. ft. facility at Larne, Northern Ireland for the manufacture of our sterile product range. Further manufacturing efficiencies have been achieved through the establishment of an in-house suite to manufacture unfilled PVC bags. The Larne facility also houses pharmaceutical research and development facilities and our dedicated facility for the manufacture of IVRs.

     All of our existing facilities used in our pharmaceutical products business, which together extend to approximately 250,000 sq. ft., are approved by the MCA. The FDA approved several manufacturing suites at our Craigavon facility in 1999.

  PHARMACEUTICAL SERVICES FACILITIES

     In 1998 we invested in the construction of approximately 100,000 sq. ft. of additional capacity for our clinical trial services, or CTS, facility at Craigavon. A complementary 102,000 sq. ft. CTS facility in Audubon, Pennsylvania was built in 1998 as a platform to leverage our CTS expertise into the U.S. marketplace. In 2000, an additional 22,000 sq. ft. was acquired adjacent to the Audubon facility. Our facilities in North Carolina, acquired by us in July 2000, are comprised of approximately 44,500 sq. ft. We believe that major pharmaceutical companies will increasingly develop products on an international basis, and it is important that we have the facilities to offer integrated international services to our customer base. We are currently adding a distribution facility in Craigavon to support our CTS business in Europe and are currently negotiating a lease of additional space to support the expansion of ICTI.

     ICTI currently provides interactive voice response systems for clinical trial management from its facilities in Lambertville, New Jersey; San Francisco, California; and Maidenhead, England.

     Chemical synthesis services operates from 20,000 sq. ft. of facilities at the Craigavon site and laboratories situated at the School of Chemistry at The Queen's University of Belfast. These recently constructed facilities incorporate state-of-the-art processes in custom chemical synthesis. The facilities comprise a cGMP pilot plant, quality control and research and development laboratories, plant service areas and staff offices. They enable us to provide comprehensive research and development and bench-to-pilot scale services to customers requiring custom chemical synthesis.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

  A.  OPERATING RESULTS

  GENERAL

     The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the selected financial information of Galen, the consolidated financial statements for the fiscal years 1999, 2000 and 2001, together with the notes to the consolidated financial statements, as well as the business description included in this annual report. The financial data analysed in this discussion has been prepared in accordance with U.S. GAAP.

  OVERVIEW

     For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

     Effect of the Acquisition of Warner Chilcott. On September 29, 2000, we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for $325.5 million. The purchase consideration consisted of the issuance of 31,698,554 ordinary shares, valued at $282.9 million, in exchange for all of the outstanding shares of Warner Chilcott, and the issuance of Galen share options and warrants valued at $31.2 million to former holders of Warner Chilcott options and warrants and $11.4 million of transaction related costs.

     The acquisition of Warner Chilcott, which closed on the last business day of our 2000 fiscal year, was accounted for as a purchase. The acquisition had and will have the following effects on our results of operations:

     - We recognized goodwill in the amount of $212.1 million.

     - We recognized intangible assets in the amount of $199.9 million related to the Ovcon(R) 35 and Ovcon(R) 50 and Estrace(R) cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology. We will amortize the amount over a period of 20 years and, as a consequence, amortization of intangible assets will be substantially greater than prior periods and reduce net income accordingly.

     - In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12 5/8% senior notes due 2008. Our acquisition of Warner Chilcott triggered the right of each holder of Warner Chilcott senior notes to require us to repurchase their notes at 101% of the principal amount of notes presented for repurchase. After holders of approximately 20% of the notes exercised their repurchase right, Warner Chilcott had $159.7 million of senior notes outstanding. On December 18, 2001 we repurchased $20.0 million of principal amount of senior notes. We may, from time to time depending on market conditions, continue to repurchase Warner Chilcott's senior notes in the open market. Interest payments on the senior notes are due semi-annually in arrears on February 15 and August 15. The senior notes are redeemable prior to maturity at the option of Warner Chilcott, Inc., in whole or in part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100%. Unless and until redeemed, interest payments associated with the senior notes will substantially increase our net interest expense as compared with our interest expense prior to the acquisition of Warner Chilcott.

     Effect of the Acquisition of Estrace(R) Tablets. Consistent with our strategy to acquire established branded pharmaceutical products and to increase sales of those products in the United States through enhanced promotional efforts, on June 29, 2001 we acquired from Bristol-Myers Squibb Company Estrace(R) tablets, an estrogen replacement therapy product with net sales of $40.5 million for the year ended December 31, 2000. The gross profit for this product was $39.2 million for the year ended December 31, 2000. Going forward, the profit contribution of this product to Galen is expected to be lower, reflecting the increased marketing expenditure associated with Galen's plans to revitalize the Estrace(R) brand and additional incremental research and development expenditures. The value of the net assets attributable to Estrace(R) tablets on acquisition was approximately $95 million. The purchase price for Estrace(R) tablets was approximately $95 million. In connection with this acquisition, we also entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years.

     Effect of Equity Offering. In July 2001 we completed our third equity offering. The total net proceeds to us, after underwriters' commissions and other expenses of the offering, were approximately $268 million. We intend to use the remaining net proceeds to expand our portfolio of branded pharmaceutical products, particularly in the women's healthcare therapeutic area, by pursuing other selected product acquisition and strategic opportunities, and for general corporate purposes. Pending our use of the remaining net proceeds, we have invested them in short-term, interest-bearing, investment grade deposits and securities. The offering consisted of the following:

     - an offering to shareholders of record as of June 25, 2001, which we refer to as the qualifying shareholders, in the United States, the United Kingdom, Ireland and certain other jurisdictions; and

     - an underwritten offering of shares not purchased by qualifying shareholders, together with additional shares offered and sold by three of our directors, Dr. Allen J. McClay, Dr. John A. King and Mr. R. Geoffrey Elliott, and by The McClay Trust. Dr. McClay retired from our board in September 2001.

     Effect of Currency Fluctuations. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (approximately 60% in fiscal
2001). We translate revenue earned in pounds sterling to U.S. dollars in our financial statements in this annual report at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings. Changes in exchange rates between the U.S. dollar and the pound sterling will affect our results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S. dollar reported earnings, while the depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

  RESULTS OF OPERATIONS

     Years Ended September 30, 2001 and 2000

     Revenue. Our total revenue for the year nearly doubled from $134.3 million in fiscal 2000 to $263.6 million in 2001. Significant sales increases in both our pharmaceutical products business, primarily related to the Warner Chilcott acquisition, and our pharmaceutical services business accounted for these favorable results. The underlying growth in both of these businesses was offset to some extent by depreciation of the pound sterling against the U.S. dollar of 8% for fiscal 2001 which was compounded by the significant growth in our U.S. dollar denominated revenue. Our U.S. dollar denominated revenue represented approximately 60% of our total revenue, compared to 25% in 2000.

     Our pharmaceutical products business includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. Revenue from this business increased more than two-fold from $69.5 million to $183.8 million. Our acquisition of Warner Chilcott at the beginning of fiscal 2001 was the primary factor contributing to these favorable results. Our acquisition of Estrace(R) tablets in our fourth fiscal quarter also contributed to our increased revenues. Warner Chilcott revenues accounted for 43% of our total revenues during fiscal 2001. Our revenues from this business were also bolstered by organic growth of our existing products at the time of the Warner Chilcott transaction.

     Revenues from our pharmaceutical services businesses of $79.7 million increased $14.9 million, or 23%, as compared to fiscal 2000. Both our clinical trial services and custom chemical services exceeded prior year results. Our clinical trial services business generates revenues in the United States and Europe, and includes the results of Interactive Clinical Technologies, Inc., acquired by us in 1999. Our custom chemical services business provides specialty services to research-driven pharmaceutical companies in the United States and Europe.

     Gross profit/cost of sales/gross margin. Gross profit more than doubled from $72.5 million to $175.9 million due to the significant increase in our revenue and our greatly improved pharmaceutical products gross profit margins. Gross profit dollars reported by our pharmaceutical products business more than tripled from $36.4 million to $139.6 million in 2001. These improved results reflect our increased revenues and much-improved gross margin for this business which increased from 52.4% to 75.9%. Our acquisition of Warner Chilcott at the beginning of fiscal 2001 was the primary force behind the increased revenues and improved gross margin. Warner Chilcott posted a gross profit margin of 81.2% for fiscal 2001. Offsetting these improved results was a decline in our gross profit margin reported by our pharmaceutical services business which decreased from 55.6% to 45.6%. Gross profit dollars for this business amounted to $36.4 million, which was consistent with 2000.

     Operating expenses. Selling, general and administrative expenses were $80.5 million as compared to $23.3 million in fiscal 2000. This increase in costs is primarily due to:

 1. operating expenses of $41.1 million associated with the newly acquired Warner Chilcott,

 2. $4.3 million of additional pharmaceutical product selling expenses related to the expansion of the United Kingdom and Ireland sales force from 65 to 125 representatives to support the launches of Menoring(R) and Regurin(R), and

 3. $4.2 million in increased operating expenses to support the increase in our pharmaceutical services business revenue.

     Our research and development expenses increased $1.2 million, or 10%, to $13.7 million from $12.5 million in fiscal 2000. During fiscal 2001 we worked on the approval, both in Europe and the United States, of our first IVR based product for the application of providing estradiol (estrogen) for the relief of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause, which is called Menoring(R) in the United Kingdom and is proposed to be called Estrace(R) VR in the United States. Having received U.K. approval for this product early in April 2001, our research and development activities continued in support of obtaining marketing approval throughout Europe and in the United States. We expect to continue to increase our research and development spending to approximately 10% of our pharmaceutical products revenue over the next few years.

     In fiscal 2000, we recorded a $26.4 million charge for the value of acquired in-process product research and development which were related to our acquisition of Warner Chilcott. No similar charges were recorded in fiscal 2001.

     Depreciation expense of $8.9 million increased $2.1 million as compared to $6.8 million in 2000. This increased expense is associated with capital investments in our pharmaceutical services business. The significant increase in amortization expense of $24.7 million to $27.2 million in fiscal 2001 from $2.5 million in 2000 was due to our acquisition of Warner Chilcott.

     Interest expense and interest income. Interest expense increased from $2.8 million in fiscal 2000 to $25.9 million in 2001 primarily because of the interest expense associated with the $200.0 million principal amount of senior subordinated notes acquired as part of the Warner Chilcott transaction. The full $200.0 million principal amount was outstanding until the redemption of $40.3 million in mid December 2000 as a result of the change in control provision of the note indenture. Interest income of $6.5 million nearly doubled as compared to fiscal 2000 as funds held for investment were higher during fiscal 2001 than 2000. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million net of fees.

     Taxes increased $1.1 million to $9.7 million, as compared to $8.6 million in fiscal 2000. We operate mainly in two tax jurisdiction, the United Kingdom and the United States. The federal statutory rate in the United States was 35% in both 2001 and 2000. In the United Kingdom the statutory rate was 30% in both years. Our effective tax rate was 36.8% in fiscal 2001, compared to 609.5% in 2000. The reason for our unusually high 2000 effective tax rate was the write off of acquired in-process product research and development in the amount of $26.4 million, which is not deductible for tax purposes.

     Net income (loss) per ADS. Due to the factors set forth above, we reported net profit of $16.4 million as compared to a loss of $7.4 million in fiscal 2001. Net income per ADS was $0.41 and $0.40 on a basic and diluted basis, respectively. The weighted average number of ADS equivalents outstanding increased by 10 million from 2000 to 2001 due primarily to the issuance of 6.6 million ADS equivalent shares in relation to our equity offering in July 2001. The remaining shares issued during fiscal 2001 were issued in connection with the exercise of options and warrants.

     Adjusted profit. U.K. GAAP allows the presentation of alternative earnings measures. We believe that adjusted profit provides a useful additional measure of our ability to generate cash from our operating activities. In our calculation of adjusted profit we add back the after-tax impact of certain one-time items to reported net income. We also add expenses associated with the amortization of all intangible assets (including specifically identified intangible assets and goodwill). We believe that adjusted profit should be considered together with, but not as a substitute for, other measures of financial performance reported in accordance with U.S. GAAP. U.S. GAAP does not permit the presentation of alternative earnings measures. The following table provides a comparison of our adjusted profit and adjusted profit per ADS for fiscal years 2001 and 2000.

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                   2000               2001
                                                              --------------     --------------
                                                              (IN THOUSANDS, EXCEPT ADS AND PER
                                                                        ADS AMOUNTS)
Reported net income (loss)..................................   $    (7,357)       $    16,426
  One-time expenses:
     Acquired in-process R&D................................        26,400                 --
     Acquisition related expense, after tax.................         3,900                 --
  Amortization of intangible assets, after tax..............         2,538             22,415
                                                               -----------        -----------
Adjusted profit.............................................   $    25,481        $    38,841
                                                               ===========        ===========
Weighted average ADS equivalents outstanding:
  Basic.....................................................    30,361,093         40,338,685
  Diluted...................................................    30,481,463         41,040,069
Adjusted profit per ADS:
  Basic.....................................................   $      0.84        $      0.96
                                                               -----------        -----------
  Diluted...................................................   $      0.84        $      0.95
                                                               ===========        ===========

     Adjusted profit increased 52% from 2000 to 2001, and earnings per ADS increased 14% to $0.96 (basic) and 13% to $0.95 (diluted). Our Board of Directors recommended the payment of a final dividend of 1.66 pence per ordinary share (6.64 pence per ADS), an increase of 20% over 2000, making the total dividend for the year of 2.49 pence per ordinary share (9.96 pence per ADS) compared to 2.07 pence per ordinary share (8.28 pence per ADS) in fiscal 2000.

  Years Ended September 30, 2000 and 1999

     Revenue. Total revenue for the year ended September 30, 2000 was $134.3 million, an increase of $25.1 million or 23% over 1999. Both of our segments posted revenue increases with pharmaceutical products up $6.5 million and pharmaceutical services up $18.6 million.

     Our pharmaceutical product revenue increased 10% to $69.5 million. We generated strong unit growth in the sale of our branded pharmaceutical products in the United Kingdom and Ireland. However, this growth was partially offset by a reduction of the average selling prices of products in our portfolio by an average of 4.5% which was mandated by the U.K. Pharmaceutical Pricing Regulation Scheme, or PPRS, which impacted essentially all participants in the U.K. pharmaceutical market. Appreciation of the U.S. dollar against the pound sterling during fiscal 2000 also offset our growth as measured in U.S. dollars.

     Pharmaceutical services revenue increased 40% to $64.9 million as both clinical trial services and chemical synthesis services generated strong growth over fiscal 1999. In fiscal 2000 we were able to leverage our past investments in our clinical trial services business, notably the building of a CTS facility in Pennsylvania and our acquisition of ICTI in 1999.

     Gross profit/cost of sales/gross margin. Gross profit increased $11.2 million or 18% to $72.5 million from $61.3 million in 1999 due primarily to our 23% increase in revenue, which increase was partially offset by a decrease in our average gross profit margin. Our gross profit margin declined to 54.0% from 56.1% due in large part to the PPRS mandated 4.5% selling price decrease on October 1, 1999.

     Offsetting part of the decline in product gross margin was an increase in gross margins realized from our pharmaceutical services business. Chemical synthesis services commenced commercial operation in 1998. As our custom chemical synthesis business has developed, we have benefited from improved capacity utilization and other operating leverage.

     Operating expenses. Selling, general and administrative expenses, which we refer to as SG&A, increased $4.3 million or 22% from $19.0 million in fiscal 1999 to $23.3 million in 2000. This increase reflects the increased costs incurred by our services business of $3.2 million, and a $2.1 million increase in non-cash compensation expense associated with the accounting for certain share options. During fiscal 2000, we added sales and administrative infrastructure to support the growth of our services business. These increased costs were consistent with the increase in revenue generated by this business. An increase in the amount of governmental grants we received during 2000 as compared with 1999 offset, to some extent, the increase in our selling, general and administrative expenses.

     Research and development expense nearly doubled from $6.5 million in fiscal 1999 to $12.5 million in 2000. The majority of this increase relates to costs of $4.0 million incurred by us in connection with our September 2000 acquisition of Warner Chilcott. These costs were associated with the termination of certain research and development contracts triggered by the acquisition. Otherwise, the balance of the significant increase reflected increased clinical activity associated with our efforts to develop and gain marketing approval of our various IVR products. The U.K. Phase III comparator clinical trial for our IVR-based estrogen replacement therapy (Menoring(R)/Estrace(R) VR) and our application for U.K. marketing authorization were completed during fiscal 1999. However, in fiscal 2000 we continued to dedicate significant resources to support our application. During fiscal 2000 we completed the design and implementation of a U.S. FDA Phase III placebo-controlled study for Menoring(R)/Estrace(R) VR.

     Depreciation expense increased $1.8 million to $6.8 million as compared with $5.0 million in 1999. This increase reflects the level of our investment in facilities, particularly in support of our services business. Amortization expense of goodwill increased from $0.8 million to $2.5 million due to a full year's amortization of the goodwill recorded in connection with our acquisitions of ICTI and Bartholomew Rhodes in 1999 and the acquisition of ACCI in June 2000.

     In connection with our acquisition of Warner Chilcott, we recorded a $26.4 million charge for the value of acquired in-process product research and development. These product development projects consisted mainly of line extensions of several of Warner Chilcott's owned and currently marketed products. The remaining work on the projects includes the finalization of formulations, validation of manufacturing processes, design and implementation of clinical trials and completion of regulatory submissions to the U.S. FDA for regulatory approval. Cash inflows from these projects are anticipated to begin primarily in fiscal 2002 and 2003, the expected dates of regulatory approvals for these products.

     Operating profit/operating margin. Our operating profit before amortization of intangible assets, acquired in-process research and development and $4.9 million of one-time costs associated with the acquisition of Warner Chilcott, increased 13% from $30.8 million in fiscal 1999 to $34.7 million in fiscal 2000. Our operating margin, adjusted for amortization of intangible assets, acquired in-process research and development and $4.9 million in one-time costs, declined from 28.2% in 1999 to 25.9% in fiscal 2000. This decrease was principally the result of the acceleration of our research and development expenses associated with our efforts to obtain marketing approval for Menoring(R), our IVR-based estrogen replacement therapy, increased depreciation charges due to additions to our facilities to support our growth and a $2.1 million non-cash compensation expense associated with certain of our performance based share options.

     Interest expense/interest income. Interest expense increased from $0.9 million in fiscal 1999 to $2.8 million in 2000. The increase resulted principally from increased borrowings related to our investments in facilities. Interest income increased from $1.5 million to $3.3 million as we had more funds available for investment throughout the year 2000 as compared with 1999. In November 1999, we completed a public sale of our ordinary shares and raised $56.8 million net of fees, which accounted for the bulk of the increase in funds available for investment.

     Income tax expense. Our taxes on income decreased $1.3 million from $9.9 million in fiscal 1999 to $8.6 million in fiscal 2000. We operate primarily in two tax jurisdictions: the United Kingdom and the United States. The statutory tax rate in the U.K. was 30% in 2000 and 30.5% in 1999. In the United States the federal statutory tax rate was 35% in 2000 and 1999. Taking into account the utilization of U.S. tax loss carryforwards, the higher U.S. tax rate has not, to date, negatively impacted our total effective tax rate. The main cause of our high effective tax rate in fiscal 2000 was the write off of acquired in-process product research and development in the amount of $26.4 million, which is not deductible for tax purposes.

     Net income (loss) per ADS. The result of the items discussed above was that we reported a $7.4 million net loss for fiscal 2000 compared with reported net income of $19.0 million in fiscal 1999. Our loss per ADS was $0.24 on both a basic and diluted basis. The weighted average number of ADS equivalents outstanding increased by approximately 1.3 million from 1999 to 2000 due to the public sale of 6.0 million of our ordinary shares (1.5 million ADS equivalents) in November 1999.

     Adjusted profit. U.K. GAAP allows the presentation of alternative earnings measures. We believe that adjusted profit provides a useful additional measure of our ability to generate cash from our operating activities. In our calculation of adjusted profit we add back the after-tax impact of certain one-time items to reported net income. We also add expenses associated with the amortization of all intangible assets (including specifically identified intangible assets and goodwill). We believe that adjusted profit should be considered together with, but not as a substitute for, other measures of financial performance reported in accordance with U.S. GAAP. U.S. GAAP does not permit the presentation of alternative earnings measures. The following table provides a comparison of our adjusted profit and adjusted profit per ADS for fiscal years 1999 and 2000:

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                                   1999               2000
                                                              --------------     --------------
                                                              (IN THOUSANDS, EXCEPT ADS AND PER
                                                                        ADS AMOUNTS)
Reported net income (loss)..................................   $    19,037        $    (7,357)
  One-time expenses:
     Acquired in-process R&D................................         1,664             26,400
     Acquisition related expense, after tax.................            --              3,900
  Amortization of intangible assets.........................           774              2,538
                                                               -----------        -----------
Adjusted profit.............................................   $    21,475        $    25,481
                                                               ===========        ===========
Weighted average ADS equivalents outstanding:
  Basic.....................................................    29,082,360         30,361,093
  Diluted...................................................    29,097,402         30,481,463
Adjusted profit per ADS:
  Basic.....................................................   $      0.74        $      0.84
                                                               -----------        -----------
  Diluted...................................................   $      0.74        $      0.84
                                                               ===========        ===========

     Adjusted profit increased 19% from 1999 to 2000 and earnings per ADS, both basic and diluted, increased 14% to $0.84. Our Board of Directors recommended the payment of a final dividend of 1.38 pence per ordinary share (5.52 pence per ADS), an increase of 25% over 1999, making the total dividend for the year of
2.07 pence per ordinary share (8.28 pence per ADS) compared to 1.65 pence per ordinary share (6.60 pence per ADS) in fiscal 1999.

  NEW ACCOUNTING PRONOUNCEMENTS

     Please refer to Note 1 to the consolidated financial statements included in
Item 18 of this Form 20-F.

  B.  LIQUIDITY AND CAPITAL RESOURCES

     The most significant event during fiscal 2001 relating to our liquidity and capital resources was our July 2001 equity offering from which we raised approximately $268 million net of fees. Also significant, were our acquisition of Warner Chilcott on September 29, 2000, and the subsequent realization of its operating results beginning at the onset of our fiscal year 2001. Lastly, in June 2001, we acquired Estrace(R) tablets from Bristol-Myers Squibb Company for a purchase price of approximately $95 million. This acquisition was primarily financed by borrowings, made in U.S. dollars in order to minimize currency transaction exposure.

     The above events are the main factors contributing to the $107.9 million improvement in our "net increase in cash and cash equivalents" for fiscal 2001 over 2000. The following table summarizes our net increase in cash and cash equivalents:

                                                                 YEARS ENDED SEPTEMBER 30,
                                                              -------------------------------
                                                                2001        2000       1999
                                                              ---------   --------   --------
                                                                      (IN THOUSANDS)
Net cash provided by operating activities...................  $  52,913   $ 18,810   $ 17,394
Net cash (used in) provided by investing activities.........  $(140,804)  $ 15,743   $(57,483)
Net cash provided by financing activities...................  $ 300,145   $ 69,822   $ 22,510
                                                              ---------   --------   --------
Net increase (decrease) in cash and equivalents.............  $ 212,254   $104,375   $(17,579)
                                                              =========   ========   ========

     Our "net cash provided by operating activities" increased $34.1 million in fiscal 2001, as compared to 2000. Net income excluding the impact of non-cash items such as depreciation, amortization of intangibles, and the 2000 write-off of acquired in-process research and development increased 89% from $29.3 million in fiscal 2000 to $55.5 million in 2001. An increase of $10.4 million in liabilities and an offsetting $10.5 million increase in current assets resulted from the expansion of our pharmaceutical products business upon the Warner Chilcott transaction.

     The major use of cash in investing activities was the purchase of Estrace(R) tablets for approximately $95 million. Purchases of fixed assets of $23.6 were fairly consistent with fiscal 2000, and were appropriated for both our pharmaceutical products and pharmaceutical services businesses. Other uses of cash in investing activities in fiscal 2001 include $11.4 million of acquisition costs related to our acquisition of Warner Chilcott, and $7.0 million of deferred consideration relating to our acquisition of Interactive Clinical Technologies, Inc.

     Our 2001 "cash flows provided by financing activities" increased $230.3 million from $69.8 million in 2000 to $300.1 million. This increase is primarily the result of our equity offering from which we raised approximately $268 million net of fees. Included in our long-term borrowings are the funds raised to purchase Estrace(R) tablets which amounted to approximately $73 million. Our major repayment of long term borrowings during fiscal 2001 was the payment of $40.7 million to redeem $40.3 million of principal amount of the 12 5/8% senior notes due 2008 issued by Warner Chilcott, Inc. This redemption was triggered by our acquisition of Warner Chilcott. Under the terms of the indenture governing the senior notes, holders of the notes had the right to require us to repurchase the notes for redemption at 101% of par value plus accrued interest. On February 15 and August 15 we also disbursed in cash the semi-annual interest installments due under these notes, which amounted to $10.8 million and $10.1 million, respectively. The redemption and interest installments were disbursed from U.S. dollars on hand.

     We had total borrowings at September 30, 2001 of $299.9 million, comprising the Warner Chilcott senior notes and bank and equivalent funding. The balance of the principal amount of the notes is redeemable, in whole or in part, at the option of Warner Chilcott beginning in 2004 at redemption prices that decrease annually to the maturity date and range from 106.3125% to 100%. The note indenture limits the ability of the subsidiary to incur or guarantee additional debt, as well as to pay dividends or to redeem or to repurchase capital stock.

     On December 18, 2001 we repurchased $20.0 million of principal amount of the Warner Chilcott senior notes for $23.0 million. We may, from time to time, depending on market conditions, repurchase Warner Chilcott's senior notes in the open market.

     Bank and equivalent funding at September 30, 2001, amounted to $135.1 million, of which $133.1 million is at variable rates based on LIBOR. We do not make use of derivatives to hedge interest rate risk as we believe that our exposure to changes in interest rates under the variable rate agreements will not have a significant effect on our financial condition or results of operations.

     Of our total indebtedness of $299.9 million at September 30, 2001, $287.9 million is denominated in U.S. dollars and the balance in pounds sterling. We had no foreign currency option contracts at September 30, 2001.

     In addition, at September 30, 2001 we had liabilities of $10.9 million in relation to deferred consideration, and a maximum potential liability of $2.0 million in respect of contingent consideration, relating to the acquisitions of ICTI and ACCI. At September 30, 2001 our expenditure commitment under contracts for the completion of capital projects in progress was $2.4 million.

     We intend to fund our future liquidity needs, including capital expenditures and dividend payment, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. At September 30, 2001 we had $2.5 million of availability under committed credit facilities with several banks and a further $44.1 million of availability agreed in principle but not yet committed, pending our request.

     We believe that the current downturn of the U.S. and European economies, and the events of September 11, 2001 will not have a significant impact, or any impact, on our liquidity or financial condition. There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We generally expect to fund repayments of indebtedness with other indebtedness. In the event that we pursue a significant acquisition, we may be required to raise additional funds through the issuance of debt or equity securities.

  FINANCIAL CONDITION

                                                               AS OF SEPTEMBER 30,
                                                              ---------------------
                                                                 2001        2000
                                                              ----------   --------
                                                                 (IN THOUSANDS)
Total assets................................................  $1,150,039   $805,911
                                                              ----------   --------
Indebtedness................................................  $  299,923   $267,691
Other liabilities...........................................     111,933     93,951
                                                              ----------   --------
  Total liabilities and minority interest...................  $  411,856   $361,642
                                                              ----------   --------
Total shareholders' equity..................................  $  738,183   $444,269
                                                              ==========   ========

     Total assets as of September 30, 2001 increased $344.1 million from the balance as of our previous fiscal year end. Three significant factors account for this increase:

     1. cash and cash equivalents increased by $212.4 million mainly due to our July 2001 equity offering from which we raised approximately $268 million net of fees,

     2. intangible assets increased mainly as a result of our acquisition of Estrace(R) tablets for approximately $95 million, and

     3. a net increase in property, plant and equipment of $14.7 million represents our continued expansion and investment in our facilities.

     Total indebtedness increased $32.2 million as compared to our debt at September 30, 2000. We increased our debt in June 2001 by $73.3 million in connection with our acquisition of Estrace(R) tablets for approximately $95 million. The remaining purchase price was paid with cash on hand. Our debt at September 30, 2000 included the $40.7 million to fund the repurchase of $40.3 million in principal amount of the Warner Chilcott senior notes. Our debt as of the end of this fiscal year does not include a similar provision.

     Shareholders' equity increased $293.9 million principally as a result of our equity offering in which we placed 26.5 million ordinary shares and received approximately $268 million net of fees.

     The ratio of indebtedness to our total capitalization (indebtedness plus shareholders' equity) decreased from 37.6% at September 30, 2000 to 28.9% at September 30, 2001. The decrease is primarily due to our equity offering which increased shareholders' equity by $268.0 million.

  C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     For a discussion of our research and development activities, patents and licenses, please see the information set forth under the heading "Item 4:
Information on the Company -- Business Overview" in this annual report.

  D.  TREND INFORMATION

     We operate two businesses: the promotion of pharmaceutical products in the United States, United Kingdom and Ireland; and the provision of high-value services to research-focused pharmaceutical companies. We believe that both businesses present the opportunity for growth in the near-term.

     We intend to focus on the growth of our pharmaceutical products business, both organically and by acquisition. We believe the unfavorable impact of the PPRS in the United Kingdom in 1999 will not be significant over the next few years. Several of our branded products in the United States participate in markets that are growing at healthy rates, such as hormone replacement therapy and oral contraception. Other products have the opportunity to increase market share based on increased promotional support, as we have done with Doryx(R), our proprietary form of doxycycline. We also intend to continue to pursue opportunities to acquire or license-in additional products principally for the United States, the United Kingdom and Ireland markets. We believe that the consolidation trend taking place in the pharmaceutical industry may lead to increased opportunities for us to acquire and exploit additional branded products.

     Our services business has grown in response to both increased outsourcing demand from the pharmaceutical industry and, to a lesser extent, our acquisition activities. Outsourcing demand for the specialized services that we provide has grown as the breadth of drug development activities has increased. Going forward, we expect the proliferation of Phase IV studies and the emergence of new projects triggered by advances in mapping the human genome to support promotion of our services business. However, these outsourcing trends may not continue either as a result of consolidation within the industry or otherwise. For instance, the consolidation of major pharmaceutical firms may have the impact of terminating certain development projects which could affect the growth of our pharmaceutical services business. The segments of the pharmaceutical services industry in which we compete are relatively young and fragmented. This dynamic has allowed us to complete a number of attractive acquisitions that were complementary to our existing base, particularly in clinical trial services.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

  A.  DIRECTORS AND SENIOR MANAGEMENT

  DIRECTORS

     The information set forth under the heading "Board of Directors" on page 14 of our 2001 Annual Report and Accounts filed as an exhibit to this Form 20-F is incorporated in this document by reference.

  SENIOR MANAGEMENT

     The information concerning Dr. John A. King, Chairman, Roger M. Boissonneault, Chief Executive Officer, R. Geoffrey Elliott, Chief Financial Officer and Alan D. Armstrong, President, Pharmaceutical

Services, set forth under the heading "Board of Directors" on page 14 of our Annual Report and Accounts filed as an exhibit to this Form 20-F is incorporated in this document by reference.

     W. Carlton Reichel (43), President, Pharmaceuticals, joined Galen in October 2000 after nearly 20 years of experience at Parke-Davis, a division of Warner-Lambert Company (now a part of Pfizer Inc.), where together with Galen CEO Roger M. Boissonneault, Mr. Reichel was a pioneer in the precision pharmaceutical marketing methods currently employed by Galen. Most recently, he held the position of President, U.K./British Isles at Warner-Lambert.

     Anthony D. Bruno (45), Senior Vice President, Corporate Development and General Counsel, joined Galen on March 1, 2001 following over 17 years of experience with Warner-Lambert Company. His most recent position was Vice President and Associate General Counsel, Pharmaceuticals, where he was responsible for all legal matters relating to Warner-Lambert's pharmaceutical business worldwide, including licensing, acquisitions and dispositions and strategic alliances.

     Leland H. Cross (45), Senior Vice President, Technical Operations, joined Galen on September 1, 2001 and is responsible for Galen's technical operations worldwide. Mr. Cross was part of the Global Manufacturing group at Warner-Lambert Company (which became part of Pfizer Inc. in June 2000) for seven years, where most recently he was General Manager of Pfizer Ireland Pharmaceuticals, responsible for Pfizer's dosage manufacturing operations in Ireland. Prior to joining Warner-Lambert, Mr. Cross managed a manufacturing operation for Merck & Co. Inc.

     Tina M. deVries, Ph.D. (41), Vice President, Pharmaceutics, joined Galen when Warner Chilcott was acquired on September 29, 2000. She is responsible for pharmaceutical development projects undertaken in the United States and clinical pharmacokinetics. Dr. deVries joined Warner Chilcott in 1996 after seven years in the research and development area with Warner-Lambert Company.

     Herman Ellman, M.D. (54), Senior Vice President, Clinical Development, joined Galen when Warner Chilcott was acquired on September 29, 2000. Dr. Ellman is responsible for U.S. clinical development activities in the women's healthcare area. Prior to joining Warner Chilcott, Dr. Ellman held the position of Medical Director for Women's Healthcare of Berlex Laboratories.

     Claire Gilligan, Ph.D. (39), Senior Vice President, Pharmaceutical Development, joined Galen in June 1992 as Regulatory Affairs Manager and has held positions of increasing responsibility until her appointment to Senior Vice President in September 2000. Dr. Gilligan is responsible for all pharmaceutical development projects which are undertaken in the United Kingdom including the intravaginal ring and solid dosage forms in the areas of female health and dermatology.

     Alvin D. Howard (47), Vice President, Regulatory Affairs, joined Galen on February 5, 2001 and is responsible for the worldwide registration of all Warner Chilcott products. Prior to joining Galen, Mr. Howard was Vice President, Worldwide Regulatory Affairs at Roberts Pharmaceuticals.

  B.  COMPENSATION

     Details of compensation for our directors and senior management for the year ended September 30, 2001 are summarized in the following table:

                                                  COMPENSATION
                                                  FOR LOSS OF               PENSION/401(K)
EXECUTIVE DIRECTORS         SALARY      BONUS        OFFICE      BENEFITS   CONTRIBUTIONS      TOTAL
-------------------       ----------   --------   ------------   --------   --------------   ----------
John A. King............  $  190,436   $     --     $    --      $    --       $ 72,133      $  262,569
Roger M.
  Boissonneault.........     357,790    264,014          --           --          5,250         621,804
R. Geoffrey Elliott.....     341,920     46,166          --        7,214         72,135         467,435
Alan D. Armstrong.......     232,275     34,625          --       10,099         41,838         318,837
Paul S. Herendeen(1)....     160,140    284,212      89,447           --             --         533,799
                          ----------   --------     -------      -------       --------      ----------
  Total.................  $1,282,561   $629,017     $89,447      $17,313       $191,356      $2,204,444
                          ==========   ========     =======      =======       ========      ==========
SENIOR MANAGEMENT
  (NON-DIRECTOR)
------------------------

as a group..............  $1,274,973   $118,620          --      $43,827       $ 29,257      $1,466,677
                          ----------   --------     -------      -------       --------      ----------
NON-EXECUTIVE
  DIRECTORS
------------------------                                                                           FEES
                                                                                             ----------

Michael G. Carter.......                                                                     $   36,068
Harold A. Ennis.........                                                                         36,068
David Gibbons...........                                                                         36,068
Thomas G. Lynch (2).....                                                                             --
Allen J. McClay (3).....                                                                         36,068
                                                                                             ----------
  Total.................                                                                     $  144,272
                                                                                             ==========

---------------

(1) Mr. Herendeen resigned from our Board on March 7, 2001.

(2) Mr. Lynch joined our Board in November 2000. He has elected not to receive remuneration as a director.

(3) Although Dr. McClay retired from our Board on September 30, 2001, his compensation is included with the non-executive directors as he served on our Board for the entire year.

  INCENTIVE PLANS

     Our executive directors and senior management participate in various incentive compensation plans, comprising cash bonuses, administered by our remuneration committee. These bonuses are designed to align compensation with business objectives and individual performance to retain and reward the executives for their commitment to our long-term success. Each executive and member of senior management has the opportunity to earn an incentive award based on the following process:

     - Company and individual goals are set prior to the beginning of the performance cycle, which is our fiscal year,

     - The remuneration committee specifies target ranges for possible incentive awards,

     - At the end of the year, each executive's performance is evaluated against his or her goals and objectives and other contributions to our company,

     - Each executive's performance is then compared with peers within our company, and

     - Incentive awards, if any, are determined based upon each executive's performance and contributions during the year, taking into consideration our overall performance and a comparison with compensation practices of other comparable companies.

     The total amount of cash bonuses paid to executive directors and senior management during fiscal 2001 was $747,637 as shown in the table above. In addition to cash bonuses, our employees, directors and consultants have the right to receive share option awards under our various share option plans. See "-- Share Ownership."

     During fiscal 2001, Galen paid an aggregate amount of $220,613 in pension and 401(k) contributions on behalf of its directors and senior management.

  C.  BOARD PRACTICES

NAME OF DIRECTOR                                              DIRECTOR SINCE   LAST ELECTED
----------------                                              --------------   ------------
Alan D. Armstrong...........................................       1995            1999(1)
Roger M. Boissonneault......................................       2000            2001
Michael G. Carter...........................................       1998            1999
R. Geoffrey Elliott.........................................       1993            1999(1)
Harold A. Ennis.............................................       1996            2000
David Gibbons...............................................       1997            1998(1)
John A. King................................................       1991            2000
Thomas G. Lynch.............................................       2000            2001

---------------

(1) Proposed for re-election in 2002.

     Under our articles of association at each annual general meeting of the shareholders the following directors must retire or be proposed for re-election to the Board:

     - one third of the directors of the Board must retire from office. The directors to retire are those who have been longest in office, or in the case of those appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot; and

     - any person whom the directors have appointed either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed holds office only until the next annual general meeting, and is then eligible for reappointment but is not to be taken into account in determining the directors who are to retire by rotation at the same meeting.

     On July 2, 1997, each of Mr. Elliott and Mr. Armstrong entered into service agreements with us, which agreements may each be terminated on twelve months' notice given by either party to the other. In addition to participating in our share option schemes, these executive directors are also entitled to a company car, private health insurance and critical illness coverage, and each of Mr. Elliott and Mr. Armstrong is entitled to an annual pension contribution. A discretionary cash bonus is payable annually to each of the executive directors up to a maximum of 20% of their total compensation.

     In April 2001, Dr. John A. King entered into a dual contract arrangement by way of an Executive Service Agreement with Galen Holdings PLC dated April 10, 2001 (relating to duties carried out for Galen in the United Kingdom) and an Executive Service Agreement with Warner Chilcott (Bermuda) Limited dated April 25, 2001 (relating to duties carried out for Galen outside of the United Kingdom). Both agreements may be terminated by either party on 12 months' notice, by the relevant company immediately for cause and automatically terminate when Dr. King attains the age of 60. Dr. King is entitled to annual salaries of L72,000 and L48,000 from Galen Holdings and Warner Chilcott (Bermuda), respectively. He is also entitled to a bonus and further benefit or remuneration under each agreement at the sole discretion of the relevant board of directors. Dr. King is entitled to an annual pension contribution under the Executive Service Agreement with Galen Holdings.

     Mr. Boissonneault entered into a new service contract with Warner Chilcott, Inc. on May 4, 2000 which became unconditional on September 29, 2000. The contract provides that he will serve on our Board and is eligible to serve on the boards of our subsidiaries. The contract may be terminated on twelve months' notice by the executive or immediately for cause. Should we terminate the contract without cause, Mr. Boissonneault will be entitled to a severance payment which will be equal to his base salary and benefits for a period of twelve months. However, should the contract be terminated pursuant to a change of control (as defined in the contract) the severance payment due to Mr. Boissonneault will be equal to his base salary and benefits for a period of eighteen months. Mr. Boissonneault is entitled to a base salary of $357,790. In addition, in October 2001, he received a retention bonus in the amount of $342,000. This bonus, along with a signing bonus in the amount of $114,000, were payable in consideration for Mr. Boissonneault waiving his rights to certain unissued options for shares of Warner Chilcott, and other covenants and obligations contained in previous employment agreements. In addition, Mr. Boissonneault is entitled to receive an annual cash bonus of up to 50% of his base salary.

     Messrs. Ennis, Gibbons, Carter, Lynch and McClay were appointed to our Board under letters of appointment dated May 22, 1997, May 22, 1997, March 13, 1998, November 27, 2000 and December 20, 2000, respectively. Dr. McClay subsequently retired from our Board on September 30, 2001. These appointments are at the will of the parties, but are expected to last for an initial period of three years, following which they are reviewed annually. Each of these directors is entitled to a fee of approximately $36,000 per annum.

  BOARD COMMITTEES

     Our audit committee and remuneration committee have each operated throughout the year. Our audit committee at present consists of the four non-executive directors, Dr. Ennis, Mr. Gibbons, Dr. Carter and Mr. Lynch. Our audit committee, which is chaired by Dr. Ennis, meets at least three times a year and assists the Board in ensuring that our published financial statements give a true and fair view and in securing reliable internal financial information for management decision-making. It also reviews the suitability and effectiveness of our internal control systems. The committee reviews the findings of the internal and external auditors and key accounting policies and judgments.

     Our remuneration committee consists of three of the non-executive directors, Dr. Carter, Dr. Ennis and Mr. Gibbons and is chaired by Mr. Gibbons. The committee meets at least once a year. The primary function of our remuneration committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance.

     In setting the remuneration policy our remuneration committee considers a number of factors including:

     - the basic salaries and benefits available to executive directors of comparable companies;

     - the need to attract and retain directors of an appropriate caliber; and

     - the need to ensure executive directors' commitment to the continued success of Galen by means of incentive schemes.

  D.  EMPLOYEES

     As of September 30, 2001, we had 1,808 full time employees. Of the total, our pharmaceutical products business employed 761 and our pharmaceutical services business employed 1,047. None of our employees are covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

     The number of persons (including executive directors) employed by us at the end of each of the last three fiscal years were:

            1999                            2000                            2001
-----------------------------   -----------------------------   -----------------------------
  UNITED                          UNITED                          UNITED
  KINGDOM      NORTH              KINGDOM      NORTH              KINGDOM      NORTH
AND IRELAND   AMERICA   TOTAL   AND IRELAND   AMERICA   TOTAL   AND IRELAND   AMERICA   TOTAL
-----------   -------   -----   -----------   -------   -----   -----------   -------   -----
    846         183     1,029       930         591     1,521      1,113        695     1,808
===========   =======   =====   ===========   =======   =====   ===========   =======   =====

  E.  SHARE OWNERSHIP

     For a description of our directors' share ownership in Galen and of share options held by them, see the information set forth under the headings, "Director's report for the year ended 30 September 2001 --

Directors interests in shares of the company" and "Director's report for the year ended 30 September 2001 -- Interests in share options" on pages 16 and 17, respectively, of our 2001 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference. Our share option plans are described under "Note 13 -- Stock Compensation Plans" in our consolidated financial statements contained under the heading, "Item 18. Financial Statements" in this annual report.

     Details of share ownership and options held by our senior management at September 30, 2001 are set forth below:

                                                         NUMBER OF    EXERCISE
                                                          ORDINARY     PRICE
                                               FISCAL      SHARES       PER      EARLIEST
APPROVED EXECUTIVE                             YEAR OF   SUBJECT TO   ORDINARY   EXERCISE
SHARE OPTION SCHEME                             GRANT      OPTION      SHARE       DATE     EXPIRY DATE
-------------------                            -------   ----------   --------   --------   -----------
Claire Gilligan..............................   1999       2,675       L3.925      2001        2008
                                                2000       2,723       L5.050      2002        2009
                                                2001         699       L8.225      2003        2010

            UNAPPROVED EXECUTIVE
             SHARE OPTION SCHEME
            --------------------
Claire Gilligan..............................   2001      17,301      L8.225      2003      2010

                                                         NUMBER OF    EXERCISE
                                               FISCAL       ADSS       PRICE     EARLIEST
GALEN U.S. 2000                                YEAR OF   SUBJECT TO     PER      EXERCISE
SHARE OPTION SCHEME                             GRANT      OPTION       ADS        DATE     EXPIRY DATE
-------------------                            -------   ----------   --------   --------   -----------
Anthony D. Bruno.............................   2001      35,000       $46.75       (a)        2010
Leland H. Cross..............................   2001      25,000       $38.20       (a)        2011
Tina M. deVries..............................   2001       5,000       $46.75       (a)        2010
Alvin D. Howard..............................   2001      10,000       $42.25       (a)        2011

---------------

(a) Options vest quarterly over four years beginning at grant date.

     The following options and warrants to purchase Galen ADSs were acquired in exchange for options and warrants that each previously held to purchase shares of Warner Chilcott:

                                                                    WEIGHTED
                                                         NUMBER     AVERAGE
                                                        OF ADSS     EXERCISE   EARLIEST
OPTIONS/WARRANTS ASSUMED IN                            SUBJECT TO    PRICE     EXERCISE
WARNER CHILCOTT TRANSACTION                              OPTION     PER ADS      DATE     EXPIRY DATE
---------------------------                            ----------   --------   --------   -----------
Tina M. deVries......................................    35.063      $27.31      (a)      2007-2010
Herman Ellman........................................    31,250      $35.60      (b)         2010
W. Carlton Reichel...................................    62,500      $35.60      (b)         2010

---------------

(a) Options became fully vested upon the acquisition of Warner Chilcott on September 29, 2000.

(b) Options vest quarterly over four years beginning at grant date.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

  A.  MAJOR SHAREHOLDERS

     Please see "Substantial shareholdings" on page 18 of our 2001 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference for information about our major shareholders.

     On September 30, 2001, we had 189,311,298 ordinary shares outstanding. The total number of Galen ADSs outstanding was 5,356,687 representing underlying ownership of 21,426,747 ordinary shares, approximately 11% of our outstanding share capital. To our knowledge, as of September 30, 2001, the portion of our outstanding shares held in the United States was approximately 12% and the number of record holders in the United States was approximately 105.

                                                              DATE OF CHANGE IN   PERCENTAGE CHANGE
                                                                   HOLDING        (AT DATE OF SALE)
                                                              -----------------   -----------------
Allen J. McClay.............................................    November 1999            5.93%
                                                                December 2000            3.78%
                                                                    July 2001           14.74%
John A. King................................................    November 1998            5.30%
                                                                    July 1999            2.07%
                                                                November 1999            8.47%
                                                                December 2000            6.94%
                                                                    July 2001           27.96%

  B.  RELATED PARTY TRANSACTIONS

     Dr. Ennis, a non-executive director of Galen, was a director of Boxmore International plc during the years ended September 30, 2000 and 1999. During the years ended September 30, 2000 and 1999 we purchased packaging materials from Boxmore. Our dealings with Boxmore were conducted on an arms-length basis. We believe that the terms of our dealings with Boxmore were no less favorable to us than could have been obtained from an unrelated third party. Our purchases from Boxmore totaled $741,000 for the year ended September 30, 2000 and $561,000 for the year ended September 30, 1999.

     At November 30, 2001 Elan Corporation plc, or Elan, and its subsidiaries held 3.8% of Galen's share capital. Mr. Thomas G. Lynch, Executive Vice Chairman of the Board of Directors of Elan, serves on Galen's Board as a non-executive director. Warner Chilcott recorded administrative and support fees charged by Elan of $237,000 in the year ended December 31, 1999 and $158,000 in the nine months ended September 30, 2000. No fees were incurred in fiscal 2001.

     In March 1999 Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the terms of the agreement, as of March 31, 1999, Elan was obligated to make a non-refundable payment of $3.0 million which was recorded as revenue in early 1999. In June 1999 Warner Chilcott executed the definitive agreement licensing the extended-release nifedipine product to Elan and received an additional $4.0 million that was also recorded as revenue in 1999. Under the agreement, additional license fees were earned by Warner Chilcott upon the completion of certain milestones including FDA approval of the amended NDA for the product. Warner Chilcott is also entitled to receive royalties based upon United States sales of the product. In March 2000 the product received FDA approval and was launched in the United States. The approval triggered a series of milestone payments and royalties that totalled $6.3 million for the nine months ended September 30, 2000. Royalty payments received from Elan during the year ended September 30, 2001 amounted to $2.5 million.

     Boron-LePore Group, Inc. has provided a range of services to Warner Chilcott including providing contract sales personnel, recruitment of sales representatives and certain sample data record keeping. Mr. Roger M. Boissonneault, Galen's Chief Executive Officer, serves on the Board of Boron-LePore. For the year ended December 31, 1999, fees of $2.23 million were charged to Warner Chilcott by Boron-LePore and expensed to operations. In the nine months ended September 30, 2000 no charges arose. During the year ended September 30, 2001, Boron-Lepore provided meeting planning services to Warner Chilcott for fees of $591,000.

  C. INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8.  FINANCIAL INFORMATION.

  A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 18.

  LEGAL PROCEEDINGS

     We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

     Galen and ICTI have been named in a demand for arbitration by a customer of ICTI that claims damages from breach of an agreement to provide clinical test services. Galen is not a party to the contract and filed a Complaint with an Order to Show Cause in federal district court to enjoin the arbitration proceeding against Galen. On the return date, the Court entered a preliminary injunction enjoining the arbitration against Galen. Galen's Motion for Summary Judgment for a permanent injunction is pending. ICTI believes it has valid defenses to the damage claim and intends to pursue them vigorously. We do not believe that the resolution of this matter will be material to our operations or financial condition.

  DIVIDEND DISTRIBUTION POLICY

     We have paid total dividends of L3,464,000 ($5,012,000), L2,278,000
($3,400,000) and L1,648,000 ($2,685,000) in each of our fiscal years ended
September 30, 2001, 2000, and 1999 based on U.K. GAAP earnings. The dividends are payable in pounds sterling. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors. Unrestricted retained earnings available for payment of dividends under U.K. GAAP at September 30, 2001 were $84,080,000.

  B.  SIGNIFICANT CHANGES

     On December 18, 2001 we repurchased $20.0 million of principal amount of the 12 5/8% senior notes due 2008 issued by Warner Chilcott, Inc. for $23.0 million.

ITEM 9.  THE OFFER AND LISTING.

     The only applicable items are Items 9.A.4 and 9.C.

  A.4. MARKET PRICE INFORMATION

     We completed our initial public offering of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. Our ordinary shares, represented by American Depositary Shares, or ADS, have been listed on the Nasdaq National Market under the Symbol "GALN" since September 29, 2000, the date that the scheme of arrangement by means of which we acquired Warner Chilcott, was declared effective. Each Galen ADS currently represents underlying ownership of four ordinary shares of Galen.

     (a) Annual high and low market prices for the last five full financial years:

                                         NASDAQ                         LONDON STOCK EXCHANGE
                           -----------------------------------   -----------------------------------
                                      Price Per ADS                   Price per Ordinary Share
                                 HIGH               LOW                HIGH               LOW
                           ----------------   ----------------   ----------------   ----------------
                               (U.S.$)            (U.S.$)            (pence)            (pence)
2001.....................       57.69              28.15              977.00             495.00
2000.....................          --                 --              975.00             505.00
1999.....................          --                 --              577.50             337.50
1998.....................          --                 --              527.50             258.00
1997.....................          --                 --                  --                 --

     (b) Quarterly high and low market prices for the two most recent full financial years:

                                         NASDAQ                         LONDON STOCK EXCHANGE
                           -----------------------------------   -----------------------------------
                                      Price Per ADS                   Price per Ordinary Share
                                 HIGH               LOW                HIGH               LOW
                           ----------------   ----------------   ----------------   ----------------
                               (U.S.$)            (U.S.$)            (pence)            (pence)
Q1 - 2001................       54.50              45.00              975.00             820.00
Q2 - 2001................       57.69              42.13              977.00             730.00
Q3 - 2001................       52.75              42.63              920.00             745.00
Q4 - 2001................       46.30              28.15              830.00             495.00

Q1 - 2000................          --                 --              765.00             505.00
Q2 - 2000................          --                 --              692.50             517.50
Q3 - 2000................          --                 --              845.00             630.00
Q4 - 2000................          --                 --              975.00             822.50

     (c) Monthly high and low market prices for the most recent six months and for the last practicable date prior to the date of the filing of this annual report:

                                         NASDAQ                         LONDON STOCK EXCHANGE
                           -----------------------------------   -----------------------------------
                                      Price Per ADS                   Price per Ordinary Share
                                 HIGH               LOW                HIGH               LOW
                           ----------------   ----------------   ----------------   ----------------
                               (U.S.$)            (U.S.$)            (pence)            (pence)
December 17, 2001........       42.95              40.00              755.00             688.00
November 2001............       45.75              39.88              789.00             700.00
October 2001.............       44.39              37.25              785.00             625.50
September 2001...........       43.95              28.15              767.50             495.00
August 2001..............       43.75              40.48              775.00             720.00
July 2001................       46.30              39.50              830.00             720.00
June 2001................       52.70              46.30              915.00             810.00

  C. MARKETS ON WHICH OUR ORDINARY SHARES TRADE

     Our ordinary shares are listed on the London Stock Exchange and on the Irish Stock Exchange under the symbol "GAL." American Depositary Shares, each representing four of our ordinary shares, have been listed on the Nasdaq National Market under the Symbol "GALN" since September 29, 2000.

ITEM 10.  ADDITIONAL INFORMATION.

  A. SHARE CAPITAL

     Not applicable.

  B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     For a description of our Memorandum and Articles of Association, please see the information set forth under the heading "Description of Galen Share Capital" on pages 77-83 of Amendment No. 1 to our Form F-1 Registration Statement, Registration No. 333-64324, as filed with the Securities and Exchange Commission on July 19, 2001, which is incorporated in this document by reference.

  C. MATERIAL CONTRACTS

     For a description of our material contracts, please see the information set forth under the heading "Description of Galen Share Capital -- Additional Information -- Material Contracts" on pages 86-87 of Amendment No. 1 to our Form F-1 Registration Statement, Registration No. 333-64324, as filed with the Securities and Exchange Commission on July 19, 2001, which is incorporated in this document by reference.

     For a description of our material employment agreements, please see the information set forth under the heading "Item 6. Directors, Senior Management and Employees -- Board Practices."

  D. EXCHANGE CONTROLS

     There are currently no U.K. laws or regulations that restrict the import or export of capital or the remittance of dividends or interest to non-resident holders of our securities. Unrestricted retained earnings available for payment of dividends under U.K. GAAP at September 30, 2001 were $84,080,000.

  E. TAXATION

     The following is a general description of the principal U.S. federal income tax consequences and certain U.K. tax consequences of the purchase, ownership and disposition of Galen ordinary shares and Galen ADSs. This description is for general information purposes only and is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations of the Code) and the United Kingdom, and the income tax convention between the United States and the United Kingdom, which we refer to as the Income Tax Convention, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. The discussion set forth below is applicable to U.S. holders:

     - who will hold Galen ordinary shares or Galen ADSs as a capital asset;

     - who are residents of the United States for purposes of the Income Tax Convention;

     - whose Galen ordinary shares or Galen ADSs are not, for purposes of the Income Tax Convention, effectively connected with a permanent establishment in the United Kingdom; and

     - who otherwise qualify for the full benefits of the Income Tax Convention.

     The tax treatment of a holder of Galen ordinary shares or Galen ADSs may vary depending upon his or her particular situation and this discussion does not address the tax treatment of holders subject to special treatment under the U.S. federal income tax law.

     On July 24, 2001, representatives of the United States and the United Kingdom signed a convention for the avoidance of double taxation and fiscal evasion with respect to taxes on income and capital gains, which we refer to as the Proposed Income Tax Convention. Generally, the Proposed Income Tax Convention will replace the Income Tax Convention when and if the Proposed Income Tax Convention has been approved by the U.K. Parliament and the U.S. Senate and has been ratified by the two governments through the exchange of the instruments of ratification. As of the date hereof, the Proposed Income Tax Convention has not yet been ratified by the U.S. Senate or the Government of the United Kingdom, and there can be no assurance that it will be so ratified. Thus, the Proposed Income Tax Convention does not currently have the force and effect of law. If the Proposed Income Tax Convention enters into force, you will no longer be entitled to claim a special foreign tax credit in respect of dividends that is available under the terms of the Income Tax Convention, except for a limited period of time during which you may elect to apply the entirety of the Income Tax Convention in preference to the Proposed Income Tax Convention. U.S. holders should consult their tax advisors regarding the potential application of the Proposed Income Tax Convention, including the relevant effective dates of the Proposed Income Tax Convention. In general, the Proposed Income Tax Convention will apply to U.K. withholding taxes on the first day of the second month following the exchange of the instruments of ratification, subject to the election to apply the terms of the Income Tax Convention for a limited period of time.

     The U.K. Inland Revenue treats U.S. holders of ADSs as the owner of the underlying ordinary shares for the purpose of the taxation of dividend payments under the Income Tax Convention and it is expected that it will treat them as such under the Proposed Income Tax Convention when and if it becomes effective. U.S. holders of Galen ADSs are also treated as the owners of the underlying shares for the purposes of the Code.

     For purposes of this discussion, a "U.S. holder" is any beneficial owner of Galen ordinary shares or Galen ADSs that is:

     - an individual citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate the income of which is subject to U.S. federal income tax without regard to its source; or

     - a trust:

      - if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

      - that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     If a partnership holds Galen ordinary shares or Galen ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Galen ordinary shares or Galen ADSs, you should consult your tax advisors.

     The discussion below does not address the effect of any U.S. state or local tax law on a holder of Galen ordinary shares or Galen ADSs nor any U.S. alternative minimum tax consequences. In addition, the discussion below does not address the effect of any tax law of any jurisdiction other than the United States and the United Kingdom. This summary is not intended to be, nor should it be construed to be, legal or tax advice. Investors are urged to consult their own tax advisors regarding the U.S. federal, state and local and the U.K. and other tax consequences of their purchase, ownership and disposition of Galen ordinary shares or Galen ADSs.

  UNITED KINGDOM ESTATE AND GIFT TAX

     An ADS or Galen ordinary share held by an individual shareholder who for the purposes of the estate and gift tax convention between the United States and the United Kingdom (the "Estate and Gift Tax Convention") is domiciled in the United States and is not a national of the United Kingdom for that purpose will not be subject to U.K. inheritance tax on the individual's death (whether held on the date of death or given during the individual's lifetime) except in the exceptional case where the ADS or Galen ordinary share is part of the business property of a U.K. permanent establishment of the individual or pertains to a U.K. fixed base of an individual who performs independent personal services. In general terms and subject to any applicable exemptions and refunds, under U.K. law inheritance tax may be charged on the value of certain transfers made on the death of an individual or within the seven years before his death or during his lifetime. For U.S. estate and gift tax purposes, the transfer of an ADS by a U.S. citizen or resident will be treated in the same manner as the transfer of any other asset and will be subject to U.S. estate or gift tax. In a case where an ADS or Galen ordinary share is subject both to U.K. inheritance tax and U.S. federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in one jurisdiction to be credited against tax payable in the other jurisdiction based on priority rules set forth in that convention.

  STAMP DUTY AND STAMP DUTY RESERVE TAX

     U.K. stamp duty is payable in respect of certain documents and U.K. stamp duty reserve tax ("SDRT") is imposed in respect of certain transactions in securities. Transfers of Galen ordinary shares will be subject to ad valorem stamp duty at the rate of L0.50 per L100 of the full consideration given irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer. Where such ordinary shares are later transferred to the depositary's nominee, further stamp duty or SDRT will normally be payable at the rate of 1.5% of the open market value of the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the depositary's nominee, the only charge will generally be the higher of 1.5% of the price payable for the ordinary shares so acquired. There is generally no ad valorem stamp duty on a gift or on an instrument of transfer which is neither a sale nor made in contemplation of a sale. In those cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of L5 per instrument of transfer will be payable.

     An agreement to transfer Galen ordinary shares or any interest therein (but not an agreement to transfer an interest in an ADS) for money or money's worth will normally give rise to a charge to SDRT at a rate of L0.50 per L100 (rounded up to the nearest L5) of the amount or value of the consideration given.

     No U.K. stamp duty or SDRT will be payable on the transfer of or agreement to transfer an ADS or beneficial ownership of an ADS so long as the instrument of transfer and/or written agreement to transfer is executed and remains at all times outside the United Kingdom and so long as any instrument of transfer and/or written agreement to transfer is not executed in the United Kingdom and the transfer does not relate to any matter or thing to be done or thing done or to be done in the United Kingdom. In any other case, the transfer of or agreement to transfer an ADS or beneficial ownership of an ADS could depending on all the circumstances of the transfer give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty on the transfer of stock or marketable securities which would include the ordinary shares and ADSs is L0.50 per L100 of the value of the consideration.

  DISTRIBUTIONS

     There is no U.K. withholding tax on dividends. Under the Income Tax Convention, a U.S. holder is entitled to receive, in addition to any dividend paid on the Galen ordinary shares or Galen ADSs, a payment from the U.K. Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a U.K. withholding tax equal to an amount not exceeding 15 percent of the sum of the dividend paid and the U.K. tax credit payment. At current rates, the withholding tax entirely eliminates the tax credit payment, but no U.K. withholding tax in excess of the tax credit payment is imposed upon the U.S. holder. Accordingly, for example, a U.S. holder that is entitled to receive a $100 cash dividend on the Galen ordinary shares or Galen ADSs also will be treated as receiving from the Inland Revenue a tax credit payment of $11.11 (one-ninth of the dividend received), but the entire $11.11 payment will be eliminated by U.K. withholding tax, resulting in a net $100 distribution to the U.S. holder.

     For U.S. federal income tax purposes, distributions with respect to the Galen ordinary shares or Galen ADSs generally will be taxed to you as ordinary dividend income, to the extent that the distributions do not exceed Galen's current and accumulated earnings and profits. The amount of any distribution will equal the sum of the cash distribution and, under the Income Tax Convention, the associated U.K. tax credit payment; thus, as described above, if you are entitled to receive a $100 cash distribution, then you will be deemed to have received a total distribution of $111.11. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code. Distributions, if any, in excess of Galen's current and accumulated earnings and profits will constitute a nontaxable return of capital and will be applied against and reduce the tax basis in your hands of the Galen ordinary shares or Galen ADSs. To the extent that these distributions exceed your tax basis in the Galen ordinary shares or Galen ADSs, the excess generally will be treated as capital gain.

     In computing your U.S. federal income tax liability, you may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a U.S. foreign tax credit for foreign income taxes withheld from any distributions paid on the Galen ordinary shares or Galen ADSs. The Internal Revenue Service has confirmed in a recent revenue procedure that, in the case of U.S. holders and subject to certain limitations, a foreign tax credit may be claimed for the amount of U.K. withholding tax deemed to be imposed under the Income Tax Convention. As discussed above, the amount of U.K. withholding tax deemed to be imposed is equal to one-ninth of the associated cash distribution. To qualify for this credit, a U.S. holder must make an election on Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)), which must be filed with its tax return for the relevant taxable year, in addition to any other filings that may be required. For U.S. foreign tax credit purposes, dividends paid on the Galen ordinary shares and Galen ADSs will generally be treated as foreign-source income and as "passive income" or, in the case of certain U.S. holders, "financial services income." In certain circumstances, a U.S. holder that:

     - has held Galen ordinary shares or Galen ADSs for less than a specified minimum period during which it is not protected from risk of loss;

     - is obligated to make payments related to the dividends; or

     - holds the Galen ordinary shares or Galen ADSs in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial;

will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Galen ordinary shares or Galen ADSs.

     The amount of any dividend paid in pounds sterling will equal the U.S. dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the pounds sterling are converted into U.S. dollars on this date. If the pounds sterling received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the pounds sterling equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling will be treated as ordinary income or loss. For U.S. holders claiming foreign tax credits who take foreign taxes into account on a cash basis, taxes withheld from the distribution are translated into U.S. dollars at the spot rate on the date of the distribution. For U.S. holders claiming foreign tax credits who take foreign taxes into account on an accrual basis, taxes withheld from the distribution are translated into U.S. dollars at the average rate for the taxable year.

  SALE OR EXCHANGE

     Upon a sale or exchange of Galen ordinary shares or Galen ADSs, you will generally recognize a gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis in your hands of the Galen ordinary shares or Galen ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you have held the Galen ordinary shares of Galen ADSs for more than one year. The deductibility of capital losses is subject to limitations.

     Gain or loss recognized by a U.S. holder on the sale or exchange of Galen ordinary shares or Galen ADSs generally will be treated as United States-source gain or loss for U.S. foreign tax credit purposes.

     A U.S. holder who is not resident or ordinarily resident for U.K. tax purposes in the United Kingdom will not be liable for U.K. taxation on capital gains realized or accrued on the sale or other disposals of Galen ordinary shares or ADS's unless the U.S. holder (i) carries on a trade or profession or vocation in the United Kingdom through a branch or agency and such Galen ordinary shares or ADS's are or have been used, held or acquired for the purposes of such trade, profession or vocation; or (ii) is an individual who has, after March 16, 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and also disposes of Galen ordinary shares or ADSs during that period.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to:

     - dividends in respect of the Galen ordinary shares or Galen ADSs that are paid to U.S. holders other than certain exempt recipients (such as corporations), or

     - the proceeds received on the sale, exchange, or redemption of the Galen ordinary shares or Galen ADSs that are paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations).

A backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability.

  H. DOCUMENTS ON DISPLAY

     Documents concerning Galen which are referred to in this annual report may be inspected at our U.S. offices in Rockaway, New Jersey. Written or oral requests for an appointment to inspect any such document should be directed to Company Secretary, Galen Holdings PLC, 100 Enterprise Drive, Suite 280, Rockaway, New Jersey 07866, telephone (800) 521-8813.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Galen is exposed are:

     - Interest rates on debt, and

     - Foreign exchange rates.

     The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

  INTEREST RATES

     Galen manages debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Currently, Galen does not hedge exposure to interest rate fluctuations through the use of derivative instruments.

     Based on variable rate debt levels of $133.1 million and $59.6 million as of September 30, 2001 and 2000, respectively, a 1% change in interest rates would impact net interest expense by approximately $1.3 million and $0.6 million for the year ended September 30, 2001 and 2000, respectively. Fixed rate debt outstanding of $165.7 million and $207.1 million as of September 30, 2001 and 2000 has been excluded from the above interest sensitivity analysis.

  FOREIGN EXCHANGE

     Most of the revenues generated and expenses incurred during fiscal 2001, 2000 and 1999 were denominated in the functional currency of the country in which they were generated. To the extent that Galen has expanded and continues to expand its operations in the United States, revenues and expenses will continue to be generated in the local currency. Galen uses foreign currency cash flows to pay similarly denominated expenses to the extent available, however, we cannot be certain that we will be able to continue this strategy.

     At September 30, 2001, Galen had no foreign currency option contracts. To date Galen has not extensively used foreign currency hedging transactions because its exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements. Galen intends to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit its exposure.

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

     During fiscal 2001, approximately 60% of our revenue and 68% of our operating profit was generated in U.S. dollars. The remainder of our operating profit was substantially denominated in pounds sterling. From a U.S. reporting perspective, the currency movement that would have the greatest impact on our consolidated operating results is the U.S. dollar/pound sterling exchange rate. A strengthening of the U.S. dollar has the affect of decreasing our reported earnings. We estimate that a 10% increase in the value of the U.S. dollar relative to the pound sterling would decrease our operating earnings by approximately $3.7 million.

     As of September 30, 2001, our total borrowing denominated in pounds sterling was L8.2 million ($12.0 million). A 10% adverse movement in the exchange rate between the U.S. dollar and the pound sterling would increase our pound sterling denominated debt by approximately $1 million.

  INFLATION

     Inflation had no material impact on our operations during the years ended September 30, 2001, 2000 and 1999.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS.

     None.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 18.  FINANCIAL STATEMENTS.

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
Report of the Independent Accountants.......................     42

Consolidated Balance Sheets as of September 30, 2001 and
  2000......................................................     43

Consolidated Statements of Operations for the three years
  ended September 30, 2001..................................     44

Consolidated Statements of Changes in Shareholders' Equity
  for the three years ended September 30, 2001..............     45

Consolidated Statements of Comprehensive Income (Loss) for
  the three years ended September 30, 2001..................     46

Consolidated Statements of Cash Flows for the three years
  ended September 30, 2001..................................     47

Notes to the Consolidated Financial Statements..............     48

Financial Statement Schedule:
  Valuation and Qualifying Accounts.........................     74

                     REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Galen Holdings PLC.

     In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Galen Holdings PLC and its subsidiaries at September 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          PricewaterhouseCoopers

Belfast
Northern Ireland
December 7, 2001

                               GALEN HOLDINGS PLC

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  SEPTEMBER 30,
                                                              ---------------------
                                                                 2001        2000
                                                              ----------   --------
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $  326,076   $113,671
  Accounts receivable, net..................................      45,051     44,877
  Inventories...............................................      24,328     22,230
  Deferred tax asset........................................      13,600      7,000
  Prepaid expense and other assets..........................       7,595      5,982
                                                              ----------   --------
          Total current assets..............................     416,650    193,760
                                                              ----------   --------
Property, plant and equipment, net..........................     133,422    118,677
Intangible assets, net......................................     599,967    493,474
                                                              ----------   --------
          Total assets......................................  $1,150,039   $805,911
                                                              ==========   ========

LIABILITIES
Current Liabilities:
  Accounts payable..........................................  $   19,148   $ 13,305
  Accrued and other liabilities.............................      30,396     42,476
  Current installments of long-term debt....................      17,695     47,146
  Current installments of obligations under capital
     leases.................................................         538        525
  Income taxes..............................................       3,113      3,567
  Other current liabilities.................................       5,187      3,298
  Deferred consideration....................................      10,914      7,000
                                                              ----------   --------
          Total current liabilities.........................      86,991    117,317
                                                              ----------   --------
Other Liabilities:
  Long-term debt, excluding current installments............     281,107    219,575
  Long-term obligations under capital leases, excluding
     current installments...................................         583        445
  Deferred income taxes.....................................      34,392     14,366
  Other non-current liabilities.............................       8,426      9,763
                                                              ----------   --------
          Total liabilities.................................     411,499    361,466
                                                              ----------   --------
  Minority interest.........................................         357        176

SHAREHOLDERS' EQUITY
Ordinary shares, par value L0.10 per share; 250,000,000
  (2000; 250,000,000) shares authorized, 189,311,298 shares
  issued and outstanding at September 30, 2001, and
  158,965,206 shares issued and outstanding at September 30,
  2000......................................................      29,902     25,498
Additional paid-in capital..................................     673,144    399,656
Retained earnings...........................................      53,982     42,568
Treasury stock..............................................     (11,444)   (11,950)
Accumulated other comprehensive loss........................      (7,401)   (11,503)
                                                              ----------   --------
          Total shareholders' equity........................     738,183    444,269
                                                              ----------   --------
          Total liabilities and shareholders' equity........  $1,150,039   $805,911
                                                              ==========   ========

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             YEARS ENDED SEPTEMBER 30,
                                                     ------------------------------------------
                                                         2001           2000           1999
                                                     ------------   ------------   ------------
REVENUES
  Products.........................................  $    183,822   $     69,466   $     62,925
  Services.........................................        79,741         64,856         46,268
                                                     ------------   ------------   ------------
     Total revenues................................       263,563        134,322        109,193
                                                     ------------   ------------   ------------
OPERATING EXPENSES
  Cost of sales -- products........................        44,243         33,067         29,113
  Cost of sales -- services........................        43,390         28,779         18,825
  Selling, general and administrative..............        80,468         23,302         19,028
  Research and development.........................        13,694         12,504          6,482
  Depreciation.....................................         8,902          6,829          4,967
  Amortization of intangibles......................        27,269          2,538            774
  Acquired-in process research and development.....            --         26,400          1,664
                                                     ------------   ------------   ------------
     Total operating expenses......................       217,966        133,419         80,853
                                                     ------------   ------------   ------------
OPERATING INCOME...................................        45,597            903         28,340
                                                     ------------   ------------   ------------
OTHER INCOME (EXPENSE)
  Interest income..................................         6,537          3,264          1,507
  Interest expense.................................       (25,854)        (2,750)          (878)
                                                     ------------   ------------   ------------
     Total other income (expense)..................       (19,317)           514            629
                                                     ------------   ------------   ------------
INCOME BEFORE TAXES & MINORITY INTEREST............        26,280          1,417         28,969
                                                     ------------   ------------   ------------
Provision for income taxes.........................         9,677          8,636          9,901
Minority interest in earnings of subsidiaries......           177            138             31
                                                     ------------   ------------   ------------
NET INCOME (LOSS)..................................  $     16,426   $     (7,357)  $     19,037
                                                     ============   ============   ============
NET INCOME (LOSS) PER ORDINARY SHARE:
  Basic............................................  $       0.10   $      (0.06)  $       0.16
                                                     ============   ============   ============
  Diluted..........................................  $       0.10   $      (0.06)  $       0.16
                                                     ============   ============   ============
NET INCOME (LOSS) PER ADS:
  Basic............................................  $       0.41   $      (0.24)  $       0.65
                                                     ============   ============   ============
  Diluted..........................................  $       0.40   $      (0.24)  $       0.65
                                                     ============   ============   ============
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
  Basic............................................   161,354,740    121,444,370    116,329,438
                                                     ============   ============   ============
  Diluted..........................................   164,160,276    121,444,370    116,389,609
                                                     ============   ============   ============
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
  Basic............................................    40,338,685     30,361,093     29,082,360
                                                     ============   ============   ============
  Diluted..........................................    41,040,069     30,361,093     29,097,402
                                                     ============   ============   ============

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 NUMBER OF
                                                EQUIVALENT
                                                   ADSS                                                      ACCUMULATED
                                               (REPRESENTING                                                    OTHER
                                  NUMBER OF        FOUR                  ADDITIONAL                         COMPREHENSIVE
                                  ORDINARY       ORDINARY       SHARE     PAID-IN     RETAINED   TREASURY      INCOME
                                   SHARES         SHARES)      CAPITAL    CAPITAL     EARNINGS    STOCK        (LOSS)        TOTAL
                                 -----------   -------------   -------   ----------   --------   --------   -------------   --------
BALANCE AT SEPTEMBER 30,
  1998.........................  121,266,652    30,316,663     $19,646    $ 43,624    $36,973    $(12,150)    $  4,127      $ 92,220
Net income.....................           --            --          --          --     19,037          --           --        19,037
Dividends declared-$0.09 per
  ADS..........................           --            --          --          --     (2,685)         --           --       (2,685)
Exchange difference............           --            --          --          --         --          --       (2,943)      (2,943)
Treasury stock disposals.......           --            --          --        (189)        --         189           --            --
Stock compensation expense.....           --            --          --         794         --          --           --           794
                                 -----------    ----------     -------    --------    -------    --------     --------      --------
BALANCE AT SEPTEMBER 30,
  1999.........................  121,266,652    30,316,663      19,646      44,229     53,325     (11,961)       1,184       106,423

Net loss.......................           --            --          --          --     (7,357)         --           --       (7,357)
Dividends declared-$0.11 per
  ADS..........................           --            --          --          --     (3,400)         --           --       (3,400)
Shares issued net of costs.....   37,698,554     9,424,639       5,852     353,818         --          --           --       359,670
Exchange difference............           --            --          --          --         --          --      (12,687)     (12,687)
Treasury stock disposals.......           --            --          --         (11)        --          11           --            --
Stock compensation.............           --            --          --      (1,289)        --          --           --       (1,289)
Stock compensation expense.....           --            --          --       2,909         --          --           --         2,909
                                 -----------    ----------     -------    --------    -------    --------     --------      --------
BALANCE AT SEPTEMBER 30,
  2000.........................  158,965,206    39,741,302      25,498     399,656     42,568     (11,950)     (11,503)      444,269

Net income.....................           --            --          --          --     16,426          --           --        16,426
Dividends declared-$0.13 per
  ADS..........................           --            --          --          --     (5,012)         --           --       (5,012)
Shares issued net of costs.....   30,346,092     7,586,523       4,404     269,081         --          --           --       273,485
Exchange difference............           --            --          --          --         --          --        4,102         4,102
Treasury stock disposals.......           --            --          --        (506)        --         506           --            --
Stock compensation expense.....           --            --          --       4,913         --          --           --         4,913
                                 -----------    ----------     -------    --------    -------    --------     --------      --------
BALANCE AT SEPTEMBER 30,
  2001.........................  189,311,298    47,327,825     $29,902    $673,144    $53,982    $(11,444)    $ (7,401)     $738,183
                                 ===========    ==========     =======    ========    =======    ========     ========      ========

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC
             CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
                                 (IN THOUSANDS)

                                                                YEARS ENDED SEPTEMBER 30,
                                                              -----------------------------
                                                               2001       2000       1999
                                                              -------   --------   --------
Net Income (Loss)...........................................  $16,426   $ (7,357)  $ 19,037
  Other comprehensive income:
     Foreign currency translation adjustment................    4,102    (12,687)    (2,943)
                                                              -------   --------   --------
       Other comprehensive income (loss)....................    4,102    (12,687)    (2,943)
                                                              -------   --------   --------
Comprehensive Income (Loss).................................  $20,528   $(20,044)  $ 16,094
                                                              =======   ========   ========

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED SEPTEMBER 30,
                                                              -------------------------------
                                                                2001        2000       1999
                                                              ---------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $  16,426   $ (7,357)  $ 19,037
  Adjustments to reconcile net income/loss to net cash
     provided by operating activities
     Depreciation...........................................      8,902      6,829      4,967
     Amortization of intangibles............................     27,269      2,538        774
     Acquired-in process research and development...........         --     26,400      1,664
     Amortization of government grants......................     (2,016)    (2,023)    (1,608)
     Stock compensation expense.............................      4,913      2,909        794
     Loss (gain) on sale of assets..........................         37        (13)         3
     Minority interest......................................        177        138         31
     Changes in assets and liabilities, net of effects of
       acquisitions:
       Increase in accounts receivable, prepaid expense and
          other assets......................................     (8,387)    (6,165)    (2,332)
       Increase in inventories..............................     (2,098)      (670)    (5,863)
       Increase (decrease) in accounts payable, accrued
          liabilities and other non-current liabilities.....     10,389     (3,207)    (3,379)
     Income taxes...........................................      2,572      1,502      3,243
     Foreign exchange (loss) gain...........................     (5,271)    (2,071)        63
                                                              ---------   --------   --------
          Net cash provided by operating activities.........     52,913     18,810     17,394
                                                              ---------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of intangible assets.............................    (93,898)    (2,904)      (165)
  Purchase of fixed assets..................................    (23,568)   (22,525)   (18,286)
  Deferred consideration and acquisition costs..............    (23,705)    (1,998)        --
  Purchase of subsidiary undertakings, net of cash
     acquired...............................................         --     43,122    (39,057)
  Proceeds from sale of fixed assets........................        367         48         25
                                                              ---------   --------   --------
          Net cash (used in) provided by investing
            activities......................................   (140,804)    15,743    (57,483)
                                                              ---------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Long-term debt repayments.................................    (41,203)    (7,477)    (2,568)
  Long-term debt proceeds...................................     73,285     21,884     27,172
  Payments under capital leases.............................       (577)      (482)      (341)
  Proceeds from share capital issue, net of expenses........    272,979     56,816         --
  Cash dividends paid.......................................     (4,998)    (3,400)    (2,685)
  Government grants received................................        659      2,481        932
                                                              ---------   --------   --------
          Net cash provided by financing activities.........    300,145     69,822     22,510
                                                              ---------   --------   --------
Net increase (decrease) in cash and cash equivalents........    212,254    104,375    (17,579)
  Cash and cash equivalents, beginning of year..............    113,671     10,459     28,890
  Foreign exchange adjustment on cash and cash
     equivalents............................................        151     (1,163)      (852)
                                                              ---------   --------   --------
  Cash and cash equivalents, end of year....................  $ 326,076   $113,671   $ 10,459
                                                              =========   ========   ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid...............................................  $  25,752   $  2,345   $  1,765
Income taxes paid...........................................  $   1,609   $  7,134   $  6,658
Non-cash investing and financing activities
  Acquisitions of equipment through capital leases..........  $     710   $    764   $    132
  Common stock issued for acquisitions......................  $      --   $314,058   $     --

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DESCRIPTION OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

     Galen Holdings PLC ("Galen" or the "Company") is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company was founded in 1968, listed its ordinary shares on the London and Irish stock exchanges in 1997 and listed its American Depositary Receipt form, on Nasdaq in September 2000.

     Galen is an integrated specialty pharmaceutical company operating in two businesses: the development, acquisition, manufacture and sale of prescription pharmaceutical products and the provision of technology-based research and development pharmaceutical services. Galen's pharmaceutical products are promoted by the Company's sales and marketing organizations in the United Kingdom, Ireland and the United States. The Company's pharmaceutical services division supplies and distributes clinical trial materials internationally, operates a drug reconciliation business and provides computer-based interactive voice response systems to permit the efficient management of worldwide clinical trials. The services division also provides "bench-to-pilot-scale" custom chemical design and synthesis services to the research-based pharmaceutical industry.

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

  BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

  FOREIGN CURRENCY

     Historically, the Company has reported its financial statements in pounds sterling. For purposes of preparing these U.S. GAAP consolidated financial statements, the Company has selected the U.S. dollar as its reporting currency. The Company has operations in the United Kingdom and the United States. Generally, business units generate revenues and incur expenses in the local currency: pounds sterling in the United Kingdom and U.S. dollars in the United States. The Company has determined that the functional currency of each operation is the respective local currency, with the exception of Galen (Chemicals), a Republic of Ireland subsidiary, the functional currency of which is the U.S. dollar. Revenues and costs denominated in currencies other than U.S. dollars are recorded at average rates of exchange prevailing during the periods presented. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in shareholders' equity and are included as a component of comprehensive income. The exchange rates used to convert sterling to U.S. dollars for the years ended September 30, 2001, 2000 and 1999 were 1.4427, 1.5623 and 1.6295 respectively.
The exchange rates at September 30, 2001 and 2000 were 1.4688 and 1.4637 respectively.

  REVENUE RECOGNITION

     Revenue from product sales is recognized upon shipment of products, that is, when title to the product is passed to the customer. The Company warrants products against defects and for specific quality standards,

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

permitting the return of products under certain circumstances. Product sales are recorded net of value-added tax and similar taxes, trade discounts, sales returns, rebates and intercompany transactions. Service revenue is recorded when earned under the terms of associated arrangements with service customers.

  RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

  PENSIONS AND 401(K) PLAN

     Retirement benefits are provided for employees by a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Company in an independently administered scheme. Contributions are charged to the income statement as they become payable. The Company also makes contributions to a 401(k) savings plan (see Note 21).

  STOCK BASED COMPENSATION

     The Company accounts for stock option grants in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and includes appropriate disclosures as required by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation."

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

  FINANCIAL INSTRUMENTS

     The Company did not have derivative financial instruments at any time during the fiscal year; disclosure is therefore limited to primary financial instruments. The Company considers all liquid interest earning investments with original maturities of ninety days or less to be cash equivalents. Investments with maturities between ninety days and one year are considered short-term investments. Cash, cash equivalents and short-term investments are stated at cost plus accrued interest, which approximates market value.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

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

  PROPERTY, PLANT AND EQUIPMENT

     The cost of fixed assets is their purchase cost together with any incidental expenses of acquisition. Plant, property and equipment are depreciated over their estimated useful lives. Interest incurred as part of the cost of constructing fixed assets is capitalized and amortized over the life of the asset. No depreciation is charged on land. The estimated useful lives used by the Company to calculate depreciation are:

                                                               LIFE IN YEARS
                                                               -------------
Buildings...................................................           50
Plant and machinery.........................................           10
Motor Vehicles..............................................            4
Fixtures and fittings.......................................      5 to 10

     Assets acquired under capital leases are included in the balance sheet as fixed assets and are depreciated over the shorter of the period of the lease or their useful lives. The capital elements of future lease payments are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to give a constant charge on the balance of the capital repayments outstanding.

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

  NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued FAS 133, "Accounting for Derivative Instruments and Hedging Activities." FAS 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. FAS 133 is effective for fiscal years beginning after June 15, 1999, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. Upon initial application, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be reassessed and documented pursuant to the provisions of FAS 133. Subsequent to the issuance of FAS 133, the FASB issued FAS 137, "Accounting for Derivative Instruments

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133," which defers the effective date of FAS 133 to periods beginning after June 15, 2000. Galen adopted the statement in these financial statements. Adoption of the statement had no material impact on the financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141"). The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. FAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The Company does not consider that the Standard, which has been effective in the final quarter of this financial year, will have a material impact on future financial statements.

     In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"). The Statement is effective for fiscal years beginning after December 15, 2001. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("FAS 121").

     The Company is required to adopt the provisions of FAS 142 with effect from October 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 will not be amortized and will continue to be evaluated for impairment under FAS 121 until the date that FAS 142 is applied in its entirety. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until the adoption of FAS 142. As at the date of adoption, the Company expects to have unamortized goodwill of $253,680. Amortization expense related to goodwill was $13,627 for the year ended September 30, 2001. Because of the extensive effort needed to comply with adopting FAS 142, it is not practicable to estimate reasonably the impact of adopting the Statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will require to be recognized as the cumulative effect of a change in accounting principles.

     In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address significant issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The Company is currently evaluating the impact of this statement on its results of operations, financial position and liquidity.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

2.  ACQUISITIONS

  YEAR ENDED SEPTEMBER 30, 2001

  Estrace(R) Tablets

     On June 29, 2001 Galen (Chemicals) purchased from Bristol-Myers Squibb Company Estrace(R) tablets, a branded estrogen replacement therapy product for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. This purchase is being accounted for as an acquisition. Under acquisition accounting, the purchase price is allocated to the tangible and intangible assets acquired based upon their respective fair values as of the purchase date. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased by $11,100 in relation to a provision for product returns from pre-acquisition sales for which Galen has accepted responsibility, and by $17,000 in relation to deferred taxation. The purchased intangible assets are being amortized over 20 years, the product's estimated useful life.

  YEAR ENDED SEPTEMBER 30, 2000

  ACCI

     On June 30, 2000 Galen completed the acquisition of the assets of Applied Clinical Concepts, Inc. and the Pharmacy Division of Duke Clinical Research Institute (together the "ACCI acquisition") for $13,600 including costs of acquisition of $300 plus the assumption of certain liabilities. In addition to the initial purchase price, the purchase agreement provided for up to $2,000 of contingent payments payable upon the achievement of certain revenue targets during an earn-out period, which ends on September 30, 2002. Any additional consideration paid would be recorded as goodwill. The ACCI transaction was accounted for as a purchase. Operating results for ACCI are included in the consolidated financial statements from the date of acquisition. The fair value of assets and liabilities assumed related to the ACCI acquisition were as follows:

Current assets..............................................  $   579
Property, plant and equipment...............................      715
Accounts payable assumed....................................     (338)
                                                              -------
Net assets acquired.........................................      956
Goodwill....................................................   12,639
                                                              -------
Purchase consideration......................................  $13,595
                                                              =======

     Goodwill recorded in respect of the ACCI acquisition is being amortized, on a straight-line basis, over 20 years, the estimated economic life of the underlying assets acquired.

  Warner Chilcott

     On September 29, 2000, Galen acquired all of the outstanding shares and share equivalents of Warner Chilcott through a scheme of arrangement under the laws of the Republic of Ireland. Galen issued 2.5 Galen ordinary shares for each of Warner Chilcott's outstanding ordinary shares. All of Warner Chilcott's outstanding share options and warrants were converted at the same ratio into options and warrants to acquire Galen shares. The total acquisition price of $325,500 consisted of (i) $282,900 in respect of 31,698,554 Galen

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

shares issued in exchange for the 12,680,812 outstanding shares of Warner Chilcott, (ii) $31,200 representing the fair market value of Galen share options and warrants issued in exchange for Warner Chilcott options and warrants, and
(iii) $11,400 of acquisition costs. The Warner Chilcott transaction has been accounted for as a purchase. The Warner Chilcott transaction closed on September 29, 2000, the last business day of the Company's fiscal year.

     The fair value of assets and liabilities assumed related to the Warner Chilcott acquisition was as follows:

Cash and cash equivalents...................................  $  62,169
Accounts receivable and other current assets................     25,073
Inventories.................................................      7,020
Deferred compensation.......................................      1,289
Property, plant and equipment...............................        934
Intangible assets other than goodwill.......................    224,279
In-process product research and development.................     26,400
Accounts payable and accrued liabilities assumed............    (27,728)
Senior notes assumed........................................   (206,000)
                                                              ---------
Net assets acquired.........................................    113,436
Goodwill....................................................    212,082
                                                              ---------
Purchase consideration......................................  $ 325,518
                                                              =========

     Goodwill recorded in respect of the Warner Chilcott acquisition is being amortized on a straight-line basis over 20 years, the estimated economic life of the underlying assets acquired.

     Included within the acquired intangible assets of Warner Chilcott are the value of the assembled workforce of $3,400 which is being amortized on a straight-line basis over 7 years, $199,900 representing the value of acquired products and $20,900 attributed to the value of core developed product technology, both of which are being amortized on a straight-line basis over 20 years.

     The value of Warner Chilcott's in-process product research and development at the date of the acquisition was determined to be $26,400. This valuation was calculated using an income approach, which involved estimating the present value of future after-tax cash flows expected to be generated by the purchased in-process projects. The risk adjusted discount rates used ranged from 15% to 30%, depending on the risks associated with each specific project. Cash inflows from projects begin primarily in 2001 and 2003, the expected dates of product approvals. Gross margins on products were estimated at levels consistent with Warner Chilcott's historical results (approximately 70% to 95%). The aggregate estimated costs expected to be incurred to complete the acquired projects total approximately $2,000.

  UNAUDITED PRO FORMA INFORMATION

     The following unaudited pro forma information presents the results of operations for the Company assuming the following events were completed as of October 1, 1999: (i) Galen's acquisition of Estrace(R) tablets, (ii) Galen's acquisition of Warner Chilcott (iii) Warner Chilcott's acquisition of Ovcon(R) 35, Ovcon(R) 50 and Estrace(R) cream, (iv) the issuance of $200,000 principal amount of 12 5/8% senior notes due 2008 by Warner Chilcott to finance the acquisition of those products, (v) the redemption of $40,300 principal amount of the senior notes issued by Warner Chilcott triggered by Galen's acquisition of Warner Chilcott, and (vi) the termination of Warner Chilcott's marketing agreement with Schering-Plough which generated $20,900 of revenue and contribution in the year ended September 30, 2000. The unaudited pro forma consolidated results exclude the acquired in-process research and development charges relating to the acquisitions of Warner

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

Chilcott in the periods presented, in addition to non-recurring charges directly related to the acquisition of Warner Chilcott totaling $4,900.

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 1999, or of future results of operations of the consolidated entities.

                                                           FOR THE YEARS ENDED SEPTEMBER 30,
                                                           ---------------------------------
                                                                2001               2000
                                                           --------------     --------------
Revenue
  Pharmaceutical products................................   $   225,306        $   211,782
  Pharmaceutical services................................        79,857             64,856
                                                            -----------        -----------
Total revenue............................................       305,163            276,638
                                                            -----------        -----------
Cost of sales............................................        89,523             86,714
Operating expense........................................       103,186             92,399
Amortization of intangible assets........................        33,674             33,604
                                                            -----------        -----------
Total operating expenses.................................       226,383            212,717
                                                            -----------        -----------
Operating income.........................................        78,780             63,921
                                                            -----------        -----------
Net interest expense.....................................        22,351             24,698
Income taxes.............................................        14,985             17,350
Minority interest........................................           177                138
                                                            -----------        -----------
Net income...............................................   $    41,267        $    21,735
                                                            ===========        ===========
Net income per ADS -- Basic..............................   $      1.02        $      0.57
Net income per ADS -- Diluted............................   $      1.01        $      0.55
Weighted average ADS equivalents outstanding:
  Basic..................................................    40,338,685         38,285,732
  Diluted................................................    41,040,069         39,747,853
                                                            ===========        ===========

3.  CASH AND CASH EQUIVALENTS

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Cash at bank and in hand....................................  $  2,941   $  8,285
Short term deposits.........................................   323,135    105,386
                                                              --------   --------
Cash and cash equivalents...................................  $326,076   $113,671
                                                              ========   ========

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

4.  ACCOUNTS RECEIVABLE

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Trade receivables...........................................  $47,482    $45,312
Less allowance for doubtful accounts........................    2,431        435
                                                              -------    -------
Trade receivables, net......................................  $45,051    $44,877
                                                              =======    =======

5.  INVENTORY

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Finished goods..............................................  $13,373    $10,222
Raw materials...............................................   10,955     12,008
                                                              -------    -------
Inventories.................................................  $24,328    $22,230
                                                              =======    =======

6.  PREPAID EXPENSE AND OTHER CURRENT ASSETS

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Prepaid expense.............................................   $5,435     $3,725
Other current assets........................................    2,160      2,257
                                                               ------     ------
Prepaid expense and other current assets....................   $7,595     $5,982
                                                               ======     ======

7.  PROPERTY, PLANT AND EQUIPMENT, NET

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Land and buildings..........................................  $ 85,388   $ 75,509
Plant and machinery.........................................    56,777     47,781
Fixtures and fittings.......................................    23,510     18,871
Motor vehicles..............................................     1,001        781
                                                              --------   --------
                                                               166,676    142,942
Less accumulated depreciation...............................    33,254     24,265
                                                              --------   --------
Property, plant and equipment, net..........................  $133,422   $118,677
                                                              ========   ========

     Depreciation expense for the years ended September 30, 2001, 2000 and 1999 was $8,902, $6,829 and $4,967, respectively.

     Included in the above table are the following amounts in relation to capital leases:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Plant and machinery.........................................   $2,741     $2,000
Less accumulated depreciation...............................      638        394
                                                               ------     ------
                                                               $2,103     $1,606
                                                               ======     ======

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

8.  INTANGIBLE ASSETS

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Intangible assets:
Product specific assets.....................................  $357,019    $224,719
Value of work force.........................................     3,400       3,400
Goodwill arising on businesses acquired.....................   270,021     268,559
                                                              --------    --------
                                                               630,440    $496,678
Less accumulated amortization...............................    30,473       3,204
                                                              --------    --------
Intangible assets, net......................................  $599,967    $493,474
                                                              ========    ========

     Changes in intangible assets during the three years ended September 30, 2001 are summarized in the following table:

                                             PRODUCT
                                             SPECIFIC
                                              ASSETS    WORKFORCE   GOODWILL    TOTAL
                                             --------   ---------   --------   --------
As of September 30, 1998...................  $    681    $   --     $     --   $    681
  Additions................................       165        --       38,294     38,459
  Amortization charge......................       (59)       --         (715)      (774)
  Foreign exchange.........................       (21)       --        1,541      1,520
                                             --------    ------     --------   --------
As of September 30, 1999...................       766        --       39,120     39,886
  Additions................................   223,672     3,400      230,721    457,793
  Amortization charge......................      (109)       --       (2,429)    (2,538)
  Foreign exchange.........................      (100)       --       (1,567)    (1,667)
                                             --------    ------     --------   --------
As of September 30, 2000...................   224,229     3,400      265,845    493,474
  Additions................................   123,442        --        1,358    124,800
  Amortization charge......................   (13,156)     (486)     (13,627)   (27,269)
  Foreign exchange.........................     8,858        --          104      8,962
                                             --------    ------     --------   --------
As of September 30, 2001...................  $343,373    $2,914     $253,680   $599,967
                                             ========    ======     ========   ========

     The additions to intangible assets during the year ended September 30, 1999 arose principally on the acquisition of Bartholomew Rhodes Limited and Interactive Clinical Technologies, Inc. ("ICTI"). The additions during the year ended September 30, 2000 arose principally on the acquisitions of ACCI and Warner Chilcott and the accrual of contingent consideration in respect of the ICTI acquisition. The additions during the year ended September 2001 in relation to product specific assets, $123,442, arose principally on the acquisition of Estrace(R) tablets. Full details of these acquisitions are given in Note 2 "Acquisitions." Net additions to goodwill in the year ended September 30, 2001 amounting to $13,627 comprised the following movements: a) further accrual of contingent consideration in respect of the ICTI acquisition, $11,000, b) adjustment to provisional fair values relating to the Warner Chilcott acquisition regarding product returns, $2,500, c) adjustments in relation to nonqualified share option tax deductions, $8,900 credit, and d) reduction in deferred tax asset valuation allowance, $3,200 credit.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

9. ACCRUED AND OTHER LIABILITIES

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Accrued transaction costs...................................  $ 6,174    $24,993
Other accrued expenses......................................   24,222     17,483
                                                              -------    -------
Accrued and other liabilities...............................  $30,396    $42,476
                                                              =======    =======

10. LONG-TERM DEBT AND CAPITAL LEASES

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Long-term debt..............................................  $298,802    $266,721
Less current installments...................................    17,695      47,146
                                                              --------    --------
  Long-term debt, excluding current installments............   281,107     219,575
                                                              --------    --------
Capital leases..............................................     1,121         970
Less current installments...................................       538         525
                                                              --------    --------
Capital leases, excluding current installments..............       583         445
                                                              --------    --------
Long-term debt and capital leases, excluding current
  installments..............................................  $281,690    $220,020
                                                              ========    ========

     Long-term debt consists of:

                                                              AS OF SEPTEMBER 30,
                                                              --------------------
                                                                2001        2000
                                                              --------    --------
Term loans -- at variable interest rates....................  $133,073    $ 59,604
            -- at fixed interest rate (9.00%)...............       933       1,117
Warner Chilcott senior notes due 2008 -- $159,700 principal
  amount (2000: $200,000), 12 5/8%..........................   164,796     206,000
                                                              --------    --------
                                                              $298,802    $266,721
                                                              ========    ========

     Interest on the floating rate term loan debt is at LIBOR plus 0.75%. The weighted average interest rates at September 30, 2001 were 9.0% and 6.6%, respectively, for fixed and variable-rate term loans (2000: 9.0% and 7.2%).

     The term loans are subject to circular and cross guarantees and indemnities. At September 30, 2001, undrawn committed short term borrowing facilities amounted to $2,450 of availability under committed credit facilities with several banks, and a further $44,100 of availability agreed in principle but not yet committed. Inter-company guarantees and indemnities are in place in relation to certain company banking facilities.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

     Principal payments in each of the next five years and thereafter on long-term debt and capital leases outstanding at September 30, 2001 amount to:

                             VARIABLE RATE   FIXED RATE   FIXED RATE   CAPITAL         AS OF
                               BANK DEBT     BANK DEBT      NOTES      LEASES    SEPTEMBER 30, 2001
                             -------------   ----------   ----------   -------   ------------------
2002.......................      17,492         203             --        538          18,233
2003.......................      86,395         222             --        375          86,992
2004.......................      10,539         242             --        205          10,986
2005.......................       8,147         266             --          3           8,416
2006.......................       2,000          --             --         --           2,000
Thereafter.................       8,500          --        164,796         --         173,296
                                -------         ---        -------      -----         -------
                                133,073         933        164,796      1,121         299,923
                                =======         ===        =======      =====         =======

     Capital lease obligations for plant and machinery as of September 30, 2001 were as follows:

2002........................................................   $  576
2003........................................................      392
2004........................................................      207
2005........................................................        3
2006........................................................       --
                                                               ------
                                                                1,178
Less interest element.......................................       57
                                                               ------
                                                               $1,121
                                                               ======

  WARNER CHILCOTT SENIOR NOTES DUE 2008

     Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12 5/8% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's immediate parent. In March 2001 Galen unconditionally guaranteed the senior notes.

     Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

     The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, in December 2000, Warner Chilcott repurchased $40,300 principal amount of the notes. As of September 30, 2001 the notes are shown on Galen's consolidated balance sheet at $164,796, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 redemption in December 2000 and accumulated premium amortization.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

11. FINANCIAL INSTRUMENTS

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

     LONG TERM DEBT -- the fair value of long-term debt is estimated, based on discounted future cash flows using currently available interest rates.

     SENIOR NOTES -- the fair value of the Warner Chilcott senior notes is based on quotes obtained from brokers.

     Set out below is a comparison by category of book values and fair values of the Company's financial assets and liabilities as of September 30, 2001 and 2000.

SEPTEMBER 30, 2001                                            BOOK VALUE   FAIR VALUE
------------------                                            ----------   ----------
Financial assets............................................   $326,076     $326,076
Short-term borrowings.......................................   $ 18,233     $ 18,233
Long-term borrowings........................................   $281,690     $296,399
Other financial liabilities.................................   $ 10,914     $ 10,817

SEPTEMBER 30, 2000                                            BOOK VALUE   FAIR VALUE
------------------                                            ----------   ----------
Financial assets............................................   $113,671     $113,671
Short-term borrowings.......................................   $ 47,671     $ 47,671
Long-term borrowings........................................   $220,020     $222,588
Other financial liabilities.................................   $  7,000     $  6,660

     The fair values shown above have been assessed by calculating discounted cash flows that would arise if the commitments at September 30, 2001 and 2000 had been entered into at market rates at that time.

12. SHARE CAPITAL AND RETAINED EARNINGS

     The Company has 250,000,000 ordinary shares, par value 10 pence, authorized of which 189,311,298 were issued as of September 30, 2001. Galen shares trade in the United States in American Depositary Share ("ADS") form with each comprised of four ordinary shares. On an ADS equivalent basis, the Company has authorized ADSs of 62,500,000 of which 47,327,824 were outstanding as of September 30, 2001.

     In November 1999, Galen placed 6,000,000 ordinary shares (the equivalent of 1,500,000 ADSs) and received net proceeds of $56,800. On September 29, 2000 Galen issued 31,698,554 ordinary shares (the equivalent of 7,924,639 ADSs) in exchange for all of the outstanding shares of Warner Chilcott. In July 2001, Galen completed an International Offer in which 26,490,011 ordinary shares were placed (the equivalent of 6,622,503 ADSs) and received approximately $268,250, net of fees.

     As part of the Warner Chilcott acquisition, Galen also issued option and warrants to purchase Galen ordinary shares and ADSs to former holders of options and warrants to purchase Warner Chilcott shares. In

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

the aggregate, Galen issued options and warrants over 10,254,040 Galen ordinary shares (the equivalent of 2,563,510 ADSs). Most of the options and warrants issued in exchange for Warner Chilcott options and warrants had been issued by Warner Chilcott to officers, Directors, employees and consultants. The table below summarizes the number of ADSs subject to options and warrants issued to former Warner Chilcott investors and former Warner Chilcott officers outstanding as of September 30, 2001. Details of all other Galen options and warrants are included in Footnote 13 "Stock Compensation Plans."

NUMBER OF
OPTIONS/    EXERCISE   REMAINING LIFE
WARRANTS     PRICE       (IN YEARS)
---------   --------   --------------
  31,250     $15.63         2.25
  31,250     $13.00         2.25
  84,469     $28.00         0.33
  93,750     $36.40         1.00
 -------
 240,719
 =======

     Unrestricted retained earnings available for payment of dividends under U.K. GAAP at September 30, 2001 were $84,080.

13. STOCK COMPENSATION PLANS

  SHARE OPTION SCHEMES

     The following share option schemes were established in 1996:

     - The Galen Approved Executive Share Option Scheme

     - The Galen Unapproved Executive Share Option Scheme

     - The Galen Savings Related Share Option Scheme

     The Galen Inc Employee Stock Purchase Plan was established in 1998, and The Galen 2000 U.S. Option Scheme was established in 2000.

     Following is a summary of the main terms of the schemes:

  THE GALEN APPROVED EXECUTIVE SHARE OPTION SCHEME AND THE GALEN UNAPPROVED EXECUTIVE SHARE OPTION SCHEME (THE "EXECUTIVE SCHEMES")

     These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee of the Company to any full time employee of any Group company.

     The granting of options is subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of their date of grant provided that the performance conditions have been fulfilled. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

     The number of options which may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

      (i) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 10 years would exceed 10% of the Company's issued share capital on the day preceding the proposed grant date; or

      (ii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes (other than a savings related scheme) in the previous 10 years would exceed 5% of the Company's issued share capital on the day preceding the proposed grant date; or

     (iii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 3 years would exceed 3% of the Company's issued share capital at that time; or

     (iv) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes during the previous 4 years (other than a savings related scheme) adopted by the Company at the annual general meeting would exceed 2.5% of the Company's issued share capital on the day preceding the proposed grant date.

No further options may be granted to an individual if as a result (i) the aggregate market value of shares issued to him under any Company scheme (other than the Savings Related Scheme and the Section 423 Plan) during the previous 10 years would exceed 4 times his annual earnings, or, (ii) in the case of the Approved Scheme, the aggregate market value of shares issued to him under the scheme would exceed L30,000.

  THE GALEN SAVINGS RELATED SHARE OPTION SCHEME (THE "SAYE SCHEME")

     The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contribution which an employee commits to under the savings contract. Any employee of a group company with more than 1-year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation for the 5 dealing days prior to the date of invitation to apply for options, and for purchase options is not less than 80% of the average middle market quotation for the 5 dealing days prior to the date of invitation. An option may be exercised three or five years after the date of grant depending on the type of savings contract taken out.

     No further options may be granted if, as a result:

      (i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted under the scheme and any other of the Company's schemes and shares issued under any of the Company employees' share schemes in the previous 10 years would exceed 10% of the Company's issued share capital; or

     (ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under the scheme and any other share option schemes established by the Company and shares issued under any of the Company's employees' schemes in the previous 5 years would exceed 5% of the Company's issued share capital.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

  THE GALEN INC EMPLOYEE STOCK PURCHASE PLAN (THE "SECTION 423 PLAN")

     This plan, which is for the benefit of the employees of Galen Incorporated and its subsidiaries, qualifies as an "employee stock purchase plan" under
Section 423 of the U.S. Internal Revenue Code of 1986. Each eligible employee (with more than one year's service) may elect that a specified portion of his or her salary be accumulated through payroll deductions for a period not exceeding 27 weeks and applied towards the purchase of ordinary shares. The number of shares subject to the Section 423 Plan is limited to 1% of the Company's issued share capital on admission to the London Stock Exchange. On the final day of any period during which savings may be accumulated (the "final date"), the options will be exercised automatically with the accumulated savings being applied to acquire shares under option. The exercise price will be 85% of the mid market-closing price of an ordinary share at the date of grant or the final date, which ever is the lesser. No further options may be granted if the aggregate number of shares issued under any of the Company's schemes in the previous 10 years would exceed 10% of issued share capital. No employee may be granted an option which would permit the value of his options under the Section 423 Plan to exceed $25,000 for each calendar year. In addition, no employee will be eligible to participate if immediately after the date of grant he would own 5% or more of the voting power or value of all shares of the Company.

  THE GALEN 2000 U.S. OPTION SCHEME (THE "U.S. SHARE SCHEME")

     Pursuant to the terms of the U.S. Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company's U.S. subsidiaries.

     Options may be granted at the discretion of the Remuneration Committee to any officer or employee of any U.S. subsidiary of the Company. On any date, no option may be granted under the U.S. Share Scheme if, as a result, any of the following limits would be exceeded:

      (i) the aggregate number of ordinary shares issued, or remaining issuable, during the previous 10 years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes, established by the Company would exceed 10% of the issued ordinary share capital of the Company on the day preceding that date;

      (ii) the aggregate number of ordinary shares issued, or remaining issuable, during the previous 10 years under the Executive Schemes and all other employees' share option schemes (other than savings-related share option schemes and the Section 423 Plan) established by the Company would exceed 5% of the issued ordinary share capital of the Company on the day preceding that date;

     (iii) the aggregate number of ordinary shares issued, or remaining issuable, in the previous three years under the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company on the day preceding that date;

     (iv) the aggregate number of ordinary shares issued, or remaining issuable, under the schemes referred to in sub-paragraph (c) (ii) above during the four years commencing on October 9, 1996 on which the Executive Schemes were adopted by the Company would exceed 2.5% of the issued ordinary share capital of the Company on the day preceding that date.

     The maximum number of ordinary shares which may be granted in ADS form as incentive stock options under the U.S. Share Scheme is 6,363,332 ordinary shares.

     There are no limits on the maximum number of ADSs which may be the subject of an option granted under the U.S. Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100% of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

exercisable on the earlier of the tenth anniversary of the date of grant or after a specified period following the participant's separation from the Company.

  SCHEDULE OF COMPENSATORY SHARE OPTIONS AND WARRANTS ISSUED

     Options issued under the various Schemes and warrants issued to officers are summarized below in terms of ADSs (each representing four ordinary shares).

                                                                 EXERCISE PRICE PER ADS
                                                               --------------------------
                                                ADSS SUBJECT                     WEIGHTED
                                                 TO OPTION          RANGE        AVERAGE
                                                ------------   ---------------   --------
Balance at September 30, 1998.................      90,280              $17.40    $17.40
Granted.......................................     146,394     $22.27 - $29.48    $25.48
Exercised.....................................          --           --               --
Cancelled.....................................          --           --               --
                                                 ---------     ---------------    ------
Balance at September 30, 1999.................     236,674     $17.40 - $29.48    $22.40
Granted.......................................     250,233     $29.57 - $49.35    $42.93
Assumed.......................................   1,162,108      $1.60 - $35.60    $20.66
Exercised.....................................          --           --               --
Cancelled.....................................      (4,878)    $17.40 - $22.27    $20.54
                                                 ---------     ---------------    ------
Balance at September 30, 2000.................   1,644,137      $1.60 - $49.35    $24.30
Granted.......................................     583,923     $38.20 - $48.39    $45.63
Exercised.....................................    (441,497)     $9.60 - $49.35    $16.82
Cancelled.....................................     (14,792)    $10.80 - $49.35    $37.35
                                                 ---------     ---------------    ------
Balance at September 30, 2001.................   1,771,771      $1.60 - $49.35    $32.87
                                                 =========     ===============    ======
Exercisable at September 30, 2001.............     956,785      $1.60 - $49.35    $28.40
                                                 =========     ===============    ======

     Following is option and warrant data at September 30, 2001 grouped by exercise price range:

                                                  RANGE OF EXERCISE PRICE
                                              --------------------------------
                                              $1.60 TO   $16.00 TO   $30.00 TO
                                               $15.99     $29.99      $49.35       TOTAL
                                              --------   ---------   ---------   ---------
Number of ADSs subject to
  options/warrants..........................  418,612     277,854    1,075,305   1,771,771
Weighted average exercise price.............   $13.71      $24.49       $42.49      $32.87
Weighted average remaining contractual life
  (years)...................................      4.9         6.9          8.0         7.1
Number of exercisable options/warrants......  378,188      87,268      491,329     956,785
Weighted average exercise price for
  exercisable options and warrants..........   $13.57      $24.07       $40.57      $28.40

     Options issued over ordinary shares have been converted to an equivalent number of options over ADSs by dividing the number of ordinary shares subject to such options by four and multiplying the option exercise price by four. Exercise prices of options granted during each year denominated in pounds have been converted to a U.S. dollar equivalent in the above table using the pound/U.S. dollar exchange rate ruling as of the end of each fiscal year.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

     The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Accordingly, the Company recorded compensation expense related to the performance provisions of certain share options. This expense amounted to $4,913, $2,909 and $794 for the fiscal years ending September 30, 2001, 2000 and 1999, respectively. Had the Company determined compensation expense based on the fair value of options and warrants issued at the grant date under SFAS No. 123, the Company's net income (loss) and net income (loss) per ADS would have differed from the reported amounts as indicated below.

                                                          FOR THE YEARS ENDED SEPTEMBER 30,
                                                          ---------------------------------
                                                            2001        2000        1999
                                                          ---------   ---------   ---------
Net Income (loss) as reported...........................  $16,426     $(7,357)    $19,037
Proforma net income (loss)..............................  $17,120     $(5,325)    $19,290
Proforma net income (loss) per ADS
  Basic.................................................   $0.42      $(0.18)      $0.66
  Diluted...............................................   $0.42      $(0.18)      $0.66

     SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values of options issued and the related assumptions used in the calculation of compensation cost under SFAS 123:

                                                     FOR THE YEARS ENDED SEPTEMBER 30,
                                                   -------------------------------------
                                                      2001          2000         1999
                                                   -----------   ----------   ----------
Per share fair value of options..................    $16.76        $14.15       $9.78
Option life......................................  4.35 years    4.7 years    3.9 years
Risk free interest rate..........................     3.5%          6.0%         4.8%
Volatility.......................................     37.0%        37.0%        30.0%
Dividend yield...................................     0.25%        0.22%        0.32%

     In accordance with purchase accounting, the fair value of the Warner Chilcott compensatory options and warrants assumed by the Company was recorded as part of the purchase consideration paid to acquire Warner Chilcott. Accordingly, these options and warrants are not considered in the above pro forma amounts.

14.  TREASURY STOCK

     Treasury stock reflects shares held by the Galen Holdings PLC Employee Benefit Trust (the "Trust"), which was established by the Company's founder, Dr. McClay, immediately prior to flotation in 1997. This is a discretionary trust for the benefit of employees and former employees of the Company, including Directors, and may be used to meet obligations under the Company's share schemes. Dividends have not been waived by the Trust. Dr. McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares (1,250,065 ADS equivalents) to the Trust on its establishment. Treasury stock is included on the balance sheet at the value of the shares on the date of the gift, $2.43 per ordinary shares ($9.72 per ADS). At September 30, 2001 there were 4,709,353 (2000: 4,917,744) ordinary shares, or 1,177,338 (2000: 1,229,436), ADS equivalents, held by the Trust.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

15.  LEASES

     The Company leases land and buildings and motor vehicles under operating leases. The Company's commitments under the non-cancelable portion of all operating leases for the next five years as of September 30, 2001 are:

2002........................................................   $ 3,278
2003........................................................     2,930
2004........................................................     2,676
2005........................................................     2,200
2006........................................................     1,470
                                                               -------
                                                               $12,554
                                                               =======

     Lease and rental expenses included in selling, general and administrative expenses in the accompanying statements of operations totaled $1,023, $942 and $971 for the years ended September 30, 2001, 2000 and 1999, respectively.

16.  INCOME TAXES

     Galen Holdings operates in two primary tax jurisdictions, the United Kingdom and the United States. The majority of Galen's taxable income for the periods presented are derived from the United States and the United Kingdom. The following table shows the principal reasons for the difference between the effective tax rate and the U.K. statutory income tax rate.

                                                         FOR THE YEARS ENDED SEPTEMBER 30,
                                                         ----------------------------------
                                                           2001         2000        1999
                                                         ---------    --------    ---------
U.K. statutory income tax rate.........................      30.0%       30.0%        30.5%
Income before taxes and minority interest..............   $26,280      $1,417      $28,969
                                                          -------      ------      -------
Income tax at U.K. statutory rate......................     7,884         425        8,836
Non-deductible expense:
  Amortization of U.K. goodwill........................       934         542          198
  Acquired in process research and development.........        --       7,920          508
  Non-cash compensation expense........................     1,473         873          242
Non-taxable U.K. income grants.........................      (600)       (607)        (490)
Utilization of U.S. loss carryforwards.................        --        (275)        (540)
Other differences (net)................................       (14)       (242)       1,147
                                                          -------      ------      -------
Provision for income taxes.............................   $ 9,677      $8,636      $ 9,901
                                                          -------      ------      -------
Effective income tax rate..............................      36.8%      609.5%        34.2%
                                                          -------      ------      -------

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

     The U.K. and U.S. components of income before taxes and the provisions for income taxes are presented in the table below. The United Kingdom components are stated after the non-deductible charge for acquired in-process product research and development:

                                                          FOR THE YEARS ENDED SEPTEMBER 30,
                                                          ---------------------------------
                                                            2001        2000        1999
                                                          ---------   ---------   ---------
Income before taxes and minority interest:
United Kingdom..........................................   $ 6,858     $(1,975)    $26,477
United States...........................................    19,422       3,392       2,492
                                                           -------     -------     -------
Total...................................................   $26,280     $ 1,417     $28,969
                                                           -------     -------     -------
Provision for current income taxes:
United Kingdom..........................................   $   637     $ 1,196     $ 7,163
United States federal tax...............................       399         838          --
United States state and local taxes.....................       292         278          --
                                                           -------     -------     -------
Total...................................................   $ 1,328     $ 2,312     $ 7,163
                                                           -------     -------     -------
Provision for deferred income taxes:
United Kingdom..........................................   $ 1,298     $ 5,956     $ 2,738
United States federal tax...............................     5,069         344          --
United States state and local taxes.....................     1,982          24          --
                                                           -------     -------     -------
Total...................................................   $ 8,349     $ 6,324     $ 2,738
                                                           -------     -------     -------
Total provision for income taxes........................   $ 9,677     $ 8,636     $ 9,901
                                                           -------     -------     -------

     Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred tax assets are recorded to reflect expected reductions in taxes payable in future periods. Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities.

     The items giving rise to deferred tax liabilities and assets are summarized in the following table:

                                                              AS OF SEPTEMBER 30,
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
Deferred tax liabilities:
Property, plant and equipment allowances....................  $ 18,381   $ 15,296
Intangibles and other (net).................................    16,011       (930)
                                                              --------   --------
Net deferred tax liability..................................  $ 34,392   $ 14,366
                                                              ========   ========
Deferred tax assets:
U.S. federal income tax net operating loss carryforwards....  $ 25,848   $ 23,763
Valuation allowance for net operating loss carryforwards....   (13,605)   (16,763)
                                                              --------   --------
                                                                12,243      7,000
Share compensation expense..................................     1,357         --
                                                              --------   --------
Net deferred tax asset......................................  $ 13,600   $  7,000
                                                              ========   ========

     In connection with the acquisition of Warner Chilcott, completed on September 29, 2000, the Company acquired U.S. federal income tax net operating loss carryforwards of approximately $62,000, which begin to expire in 2011. At September 30, 2001 a deferred tax asset, subject to a valuation allowance, of $12,243

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

is recorded in respect of these carryforwards. If, in the future, the realization of this acquired deferred tax asset becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce other purchased intangible assets. The valuation allowance and intangible assets were correspondingly reduced during the year by $3,200 in this respect.

     The deferred tax asset amount relating to share compensation expense is based on the intrinsic value of share options, the terms of which were modified on the cessation of employment of an executive.

17.  CONCENTRATION OF CREDIT RISK AND RELIANCE ON MAJOR PRODUCTS

     In the years ended September 30, 2001 and 2000 no single customer accounted for more than 10% of consolidated revenue. One customer exceeded 10% of consolidated revenue in the year ended September 30, 1999 (11.3%), and amounts outstanding from this major customer at September 30, 1999 totaled $4,750.

     Net sales of the following pharmaceutical products accounted for more than 10% of consolidated revenue:

                                                              FOR THE YEARS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                              2001    2000    1999
                                                              ----    ----    ----
Kapake(R)...................................................    --    11.7%   12.3%
Estrace(R) cream (1)........................................  11.1%     --      --
Ovcon(R) 35 and 50 (1)......................................  14.7%     --      --

---------------

(1) Acquired by Galen in conjunction with the Warner Chilcott transaction in September 2000. Accordingly, net sales for these products were not included in the Company's consolidated results for the years ended September 30, 2000 and 1999.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

18.  CONSOLIDATING SCHEDULE

     Following are consolidating schedules reflecting Balance Sheet and Statement of Operations data for the Company as at September 30, 2001, and for the year ended September 30, 2001:

                                                                                     OTHER
                                      GALEN          WARNER           WARNER       SUBSIDIARY   ELIMINATION
                                   HOLDINGS PLC   CHILCOTT, PLC   CHILCOTT, INC.   COMPANIES      ENTRIES     CONSOLIDATED
                                   ------------   -------------   --------------   ----------   -----------   ------------
SEPTEMBER 30, 2001
BALANCE SHEET DATA:
ASSETS
  Cash and cash equivalents......    $115,293       $     --         $ 24,936       $185,847     $      --      $326,076
  Accounts receivable, net.......          --             --           13,222         31,829            --        45,051
  Inventories....................          --             --            8,821         15,507            --        24,328
  Inter-company receivable
    (payable)....................      54,036        (20,634)           7,799        (41,201)           --            --
  Other current assets...........         365             --           14,582          6,248            --        21,195
                                     --------       --------         --------       --------     ---------      --------
         Current assets..........    $169,694       $(20,634)        $ 69,360       $198,230     $      --      $416,650
                                     --------       --------         --------       --------     ---------      --------
  Property, plant and equipment
    net..........................    $     --       $     --         $  2,498       $130,924     $      --      $133,422
  Intangible assets, net.........    $     --       $     --         $400,265       $199,702     $      --      $599,967
  Investment in subsidiaries.....    $ 46,420       $185,593         $     --       $     --     $(232,013)     $     --
LIABILITIES AND EQUITY
  Current liabilities............    $  5,148       $     --         $ 18,149       $ 63,694     $      --      $ 86,991
  Long-term debt.................    $     --       $     --         $164,796       $116,311     $      --      $281,107
  Deferred income taxes..........    $     --       $     --         $    293       $ 34,099     $      --      $ 34,392
  Other non-current
    liabilities..................    $     --       $     --         $     --       $  9,009     $      --      $  9,009
  Minority interests.............    $     --       $     --         $     --       $    357     $      --      $    357
  Shareholders' equity...........    $210,966       $164,959         $288,885       $305,386     $(232,013)     $738,183
                                     ========       ========         ========       ========     =========      ========
YEAR ENDED SEPTEMBER 30, 2001
STATEMENT OF OPERATIONS DATA:
REVENUES
  Product revenue................    $     --       $     --         $112,943       $ 70,879     $      --      $183,822
  Service revenue................          --             --            1,325         78,416            --        79,741
                                     --------       --------         --------       --------     ---------      --------
         Total revenues..........          --             --          114,268        149,295            --       263,563
                                     --------       --------         --------       --------     ---------      --------
OPERATING EXPENSES
  Cost of goods sold.............          --             --           21,984         65,649            --        87,633
  SG&A...........................         966             (3)          40,898         38,607            --        80,468
  Research and development.......          --             --              685         13,009            --        13,694
  Depreciation...................          --             --              414          8,488            --         8,902
  Amortization...................          --             --           22,287          4,982            --        27,269
                                     --------       --------         --------       --------     ---------      --------
         Total operating
           expenses..............         966             (3)          86,268        130,735            --       217,966
                                     --------       --------         --------       --------     ---------      --------
Interest income (expense)........         953             --          (20,039)          (231)           --       (19,317)
Provision for income taxes.......          --             --            7,153          2,524            --         9,677
Minority interest in earnings of
  subsidiaries...................          --             --               --            177    --........           177
                                     --------       --------         --------       --------     ---------      --------
  Net Income (Loss)..............    $    (13)      $      3         $    808       $ 15,628     $      --      $ 16,426
                                     --------       --------         --------       --------     ---------      --------

     Consolidating data for the comparative prior years is not presented, as Galen's acquisition of Warner Chilcott did not occur until September 2000.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

19.  SEGMENT INFORMATION

     The Company's business is classified into two reportable segments for internal financial reporting purposes: Pharmaceutical Products and Pharmaceutical Services. For all periods presented, the Pharmaceutical Products segment includes the development, manufacture, supply and marketing of prescription pharmaceutical products in the United States, United Kingdom and Ireland. The Warner Chilcott business acquired on September 29, 2000 became a significant part of the Pharmaceutical Products segment in the fiscal year 2001; however, operating results for the fiscal year 2000 do not include Warner Chilcott. The Pharmaceutical Services business segment provides technology-based research and development services to the pharmaceutical industry. These services include the supply and distribution of clinical trial materials internationally, drug reconciliation and interactive voice response system support to permit the efficient management of worldwide clinical trials and "bench to pilot scale" custom chemical design and synthesis services for research-based pharmaceutical companies.

     The following represents selected information for the Company's operating segments for the periods indicated:

  (A) REVENUE AND CONTRIBUTION BY BUSINESS ACTIVITY

                                                       FOR THE YEARS ENDED SEPTEMBER 30,
                                                      -----------------------------------
                                                         2001         2000        1999
                                                      -----------   ---------   ---------
PHARMACEUTICAL PRODUCTS
Revenue.............................................  $  183,822    $ 69,466    $ 62,925
                                                      ----------    --------    --------
Cost of sales.......................................      44,243      33,067      29,113
Operating expenses..................................     108,942      28,013      17,046
Acquired in-process research and development........          --      26,400       1,664
                                                      ----------    --------    --------
Total operating expenses............................     153,185      87,480      47,823
                                                      ----------    --------    --------
Operating income....................................  $   30,637    $(18,014)   $ 15,102
                                                      ==========    ========    ========
Total assets........................................  $1,019,045    $691,693    $106,895
Long-lived assets...................................  $  618,442    $514,840    $ 59,000
Capital expenditure on long-lived assets............  $  123,059    $ 13,747    $  4,713
                                                      ==========    ========    ========
PHARMACEUTICAL SERVICES
Revenue.............................................  $   79,741    $ 64,856    $ 46,268
                                                      ----------    --------    --------
Cost of sales.......................................      43,390      28,779      18,825
Operating expenses..................................      21,391      17,160      14,205
                                                      ----------    --------    --------
Total operating expenses............................      64,781      45,939      33,030
                                                      ----------    --------    --------
Operating income....................................  $   14,960    $ 18,917    $ 13,238
                                                      ==========    ========    ========
Total assets........................................  $  130,994    $114,218    $ 94,232
Long-lived assets...................................  $  114,947    $ 97,311    $ 91,064
Capital expenditure on long-lived assets............  $    8,573    $ 12,383    $ 13,842
                                                      ==========    ========    ========

     Long-lived assets acquired on the purchases of Warner Chilcott and Bartholomew Rhodes in the years ended September 30, 2000 and 1999, respectively, are included in the Pharmaceutical Products Segment. Long-lived assets acquired in the purchase of ACCI and ICTI in the years ended September 30, 2000 and

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

1999, respectively, are included in the Pharmaceutical Services segment. Details of the above acquisitions are described in Note 2 "Acquisitions."

  (B)  REVENUE BY GEOGRAPHICAL DESTINATION

                                                       FOR THE YEARS ENDED SEPTEMBER 30,
                                                       ---------------------------------
                                                         2001        2000        1999
                                                       ---------   ---------   ---------
United Kingdom.......................................  $ 48,706    $ 65,321    $ 60,595
United States........................................   184,777      47,794      31,545
All other............................................    30,080      21,207      17,053
                                                       --------    --------    --------
                                                       $263,563    $134,322    $109,193
                                                       ========    ========    ========

  (C) GEOGRAPHICAL ANALYSIS BY COUNTRY OF ORIGIN

                                                       FOR THE YEARS ENDED SEPTEMBER 30,
                                                       ---------------------------------
                                                         2001        2000        1999
                                                       ---------   ---------   ---------
REVENUES
United Kingdom.......................................  $100,926    $ 99,792    $ 88,933
United States........................................   159,029      32,995      18,818
All other............................................     3,608       1,535       1,442
                                                       --------    --------    --------
                                                       $263,563    $134,322    $109,193
                                                       ========    ========    ========
OPERATING INCOME
United Kingdom.......................................  $ 11,696    $ 19,538    $ 24,500
United States........................................    30,978     (18,637)      3,840
All other............................................     2,923           2          --
                                                       --------    --------    --------
                                                       $ 45,597    $    903    $ 28,340
                                                       ========    ========    ========
LONG-LIVED ASSETS
United Kingdom.......................................  $128,870    $117,967    $119,740
United States........................................   473,272     494,184      30,324
All other............................................   131,247          --          --
                                                       --------    --------    --------
                                                       $733,389    $612,151    $150,064
                                                       ========    ========    ========

20.  INTEREST EXPENSE

                                                          FOR THE YEARS ENDED SEPTEMBER 30,
                                                          ---------------------------------
                                                            2001         2000        1999
                                                          ---------    --------    --------
Total interest cost incurred............................   $25,854      $3,889      $2,187
Less interest capitalized...............................        --       1,139       1,309
                                                           -------      ------      ------
                                                           $25,854      $2,750      $  878
                                                           =======      ======      ======

21.  PENSION AND 401(K) SAVINGS PLAN CONTRIBUTIONS

     Contributions by the Company to defined contribution pension plans during the years ended September 30, 2001, 2000 and 1999 were $949, $967 and $608, respectively.

                               GALEN HOLDINGS PLC

        DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

     The Company also makes matching contributions to a 401(k) savings plan. This plan provides eligible employees with option to defer amounts not in excess of 15% of his or her compensation. The Company makes matching contributions to the plan on behalf of all participants who make elective deferrals. The Company contributes and allocated to each participant's account matching contributions equal to 50% of up to 6% of the participant's contributions. The Company's contributions vest at 25% per year up to 100% at the participant's completion of four years of employment. The Company's contributions for the years ended September 30, 2001, 2000, and 1999 amounted to $284, $281 and $255, respectively.

22.  NET INCOME (LOSS) PER ORDINARY SHARE AND ADS

     Basic net income (loss) per ordinary share and ADS is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares and equivalent ADSs outstanding during the period. Diluted income (loss) per share is computed by adjusting the weighted average number of ordinary shares and equivalent ADSs outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

     The following table sets forth the computation for basic and diluted net income (loss) per ordinary share and ADS:

                                                         FOR THE YEARS ENDED SEPTEMBER 30,
                                                     ------------------------------------------
                                                         2001           2000           1999
                                                     ------------   ------------   ------------
Numerator for basic and diluted net income (loss)
  per ordinary share and ADS.......................  $     16,426   $     (7,357)  $     19,037
                                                     ------------   ------------   ------------
Weighted average number of ordinary shares
  (basic)..........................................   161,354,740    121,444,370    116,329,438
Effect of dilutive stock options...................     2,805,536             --         60,171
                                                     ------------   ------------   ------------
Weighted average number of ordinary shares
  (diluted)........................................   164,160,276    121,444,370    116,389,609
                                                     ------------   ------------   ------------
Basic net income (loss) per ordinary share.........  $       0.10   $      (0.06)  $       0.16
                                                     ------------   ------------   ------------
Diluted net income (loss) per ordinary share.......  $       0.10   $      (0.06)  $       0.16
                                                     ------------   ------------   ------------
Weighted average number of equivalent ADSs.........    40,338,685     30,361,093     29,082,360
Effect of dilutive stock options...................       701,384             --         15,042
                                                     ------------   ------------   ------------
Weighted average number of equivalent ADSs
  (diluted)........................................    41,040,069     30,361,093     29,097,402
                                                     ------------   ------------   ------------
Basic net income (loss) per ADS....................  $       0.41   $      (0.24)  $       0.65
                                                     ------------   ------------   ------------
Diluted net income (loss) per ADS..................  $       0.40   $      (0.24)  $       0.65
                                                     ------------   ------------   ------------

     The Company reported a net loss for the year ended September 30, 2000. Accordingly, the weighted average number of ordinary shares and equivalent ADSs outstanding used to compute basic and diluted loss per ordinary shares and ADS was the same since the inclusion of potentially dilutive shares would be antidilutive. If the Company had reported net income for the year ended September 30, 2000, the effect of dilutive rights to acquire shares, for the purpose of computing diluted earnings per ordinary shares and ADS, would have been to increase the number of weighted average ordinary shares and ADS equivalents outstanding during the year by 481,481 and 120,370 respectively.

                               GALEN HOLDINGS PLC

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED) DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT SHARE DATA)

23.  RELATED PARTIES

     Dr. Ennis, a non-executive director of Galen, was a director of Boxmore International plc during the years ended September 30, 2000 and 1999. During the years ended September 30, 2000 and 1999 we purchased packaging materials from Boxmore. Our dealings with Boxmore were conducted on an arms-length basis. We believe that the terms of our dealings with Boxmore were no less favorable to us than could have been obtained from an unrelated third party. Our purchases from Boxmore totaled $741 for the year ended September 30, 2000 and $561 for the year ended September 30, 1999.

     At November 30, 2001 Elan Corporation plc, or Elan, and its subsidiaries held 3.8% of Galen's share capital. Mr. Thomas G. Lynch, Executive Vice Chairman of the Board of Directors of Elan, serves on Galen's Board as a non-executive director. Warner Chilcott recorded administrative and support fees charged by Elan of $237 in the year ended December 31, 1999 and $158 in the nine months ended September 30, 2000. No fees were incurred in fiscal 2001.

     In March 1999, Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the terms of the agreement, as of March 31, 1999, Elan was obligated to make a non-refundable payment of $3,000 which was recorded as revenue in early 1999. In June 1999 Warner Chilcott executed the definitive agreement licensing the extended-release nifedipine product to Elan and received an additional $4,000 that was also recorded as revenue in 1999. Under the agreement, additional license fees were earned by Warner Chilcott upon the completion of certain milestones including FDA approval of the amended NDA for the product. Warner Chilcott is also entitled to receive royalties based upon U.S. sales of the product. In March 2000 the product received FDA approval and was launched in the United States. The approval triggered a series of milestone payments and royalties that totaled $6,300 for the nine months ended September 30, 2000. Royalty payments received from Elan during the year ended September 30, 2001 amounted to $2,486.

     Boron-LePore Group, Inc. has provided a range of services to Warner Chilcott including providing contract sales personnel, recruitment of sales representatives and certain sample data record keeping. Mr. Roger M. Boissonneault, Galen's Chief Executive Officer, serves on the Board of Boron-LePore. For the year ended December 31, 1999, fees of $2,230 were charged to Warner Chilcott by Boron-LePore and expensed to operations. In the nine months ended September 30, 2000 no charges arose. During the year ended September 30, 2001, Boron-Lepore provided meeting planning services to Warner Chilcott for fees of $591.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                           BALANCE AT                WRITE-OFFS    FOREIGN     BALANCE AT
                                           BEGINNING    ADDITIONAL    AGAINST      CURRENCY      END OF
                                           OF PERIOD     RESERVES     RESERVES    ADJUSTMENT     PERIOD
                                           ----------   ----------   ----------   ----------   ----------
2001:
Allowance for doubtful accounts..........     $435        $1,680       $ 314         $  2        $2,431
2000:
Allowance for doubtful accounts..........     $473        $   19       $  (3)        $(54)       $  435
1999:
Allowance for doubtful accounts..........     $620        $   (8)      $(119)        $(20)       $  473

ITEM 19.  EXHIBITS.

 1.1    Articles of Association of Galen (the "Company")
        (incorporated by reference to Exhibit 1.1 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 1.2    Memorandum of Association of the Company (incorporated by
        reference to Exhibit 1.2 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 2.1    Amended and Restated Deposit Agreement dated as of September
        29, 2000, by and among the Company, Warner Chilcott plc, the
        Bank of New York and the Owners and Holders of American
        Depositary Receipts (incorporated by reference to Exhibit
        2.1 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 005-52501)).
 2.2    Form of Ordinary Share Certificate (incorporated by
        reference to Exhibit 2.2 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 2.3    Form of ADS Certificate (included within Exhibit 2.1).
 2.4    Indenture dated as of February 15, 2000, by and among Warner
        Chilcott plc, Warner Chilcott, Inc. and the Bank of New York
        (incorporated by reference to Exhibit 10.48 to Warner
        Chilcott plc's Annual Report on Form 10-K for the year ended
        December 31, 1999 (File No. 005-52501)).
 2.5    First Supplemental Indenture dated as of March 30, 2001, by and among the Company, Warner Chilcott, Inc., Warner
        Chilcott plc and the Bank of New York (incorporated by
        reference to Exhibit 99.1 to the Company's Report on Form
        6-K dated April 4, 2001 (File No. 005-52501)).
 2.6    Form of Purchase Agreement (incorporated by reference to
        Exhibit 1.1 to the Company's Registration Statement on Form
        F-1 dated July 2, 2001 (File No. 005-52501)).
 2.7    Form of Sponsor's and Open Offer Agreement (incorporated by reference to Exhibit 1.2 to the Company's Registration
        Statement on Form F-1 dated July 2, 2001 (File No.
        005-52501)).
 2.8    Form of Conditional Offer to Purchase (incorporated by
        reference to Exhibit 99.1 to the Company's Registration
        Statement on Form F-1 dated July 2, 2001 (File No.
        005-52501)).
 4.1    Employment Agreement dated as of May 4, 2000, by and between
        Warner Chilcott, Inc. and Roger M. Boissonneault
        (incorporated by reference to Exhibit 4.1 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 4.2*   Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (To Be Renamed Galen Holdings
        PLC) and Alan David Armstrong.
 4.3*   Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (To Be Renamed Galen Holdings
        PLC) and Robert Geoffrey Elliott.
 4.4*   Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (To Be Renamed Galen Holdings
        PLC) and Allen James McClay.
 4.5*   Executive Service Agreement dated as of April 4, 2001 by and between Warner Chilcott (Bermuda) Limited and John Alexander
        King.
 4.6*   Executive Service Agreement dated as of April 10, 2001 by
        and between Galen Holdings PLC and John Alexander King.
 4.7*   Form of Letter of Appointment to the Board of Directors.
 4.8    Option Rollover and Lock-Up Agreement dated as of May 4,
        2000, by and between the Company and Roger M. Boissonneault
        (incorporated by reference to Exhibit 4.3 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 4.9    Transaction Agreement dated as of May 4, 2000, by and
        between the Company and Warner Chilcott plc (incorporated by reference to Exhibit 2.1 to Warner Chilcott plc's Report on
        Form 8-K dated May 15, 2000 (File No. 005-52501)).
 4.10   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
        Certificate as issued to Roger Boissonneault regarding
        certificate numbered Series C No. W03 (incorporated by
        reference to Exhibit 4.8 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).

 4.11   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
        Certificate as issued to Roger Boissonneault regarding
        certificate numbered Series C No. W04 (incorporated by
        reference to Exhibit 4.9 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 4.12   Form of the 2000 US Option Scheme of the Company
        (incorporated by reference to Exhibit 4.12 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 4.13   Approved Executive Share Option Scheme and Unapproved
        Executive Share Option Scheme of the Company (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 4.14   Purchase Agreement dated as of February 15, 2000, by and
        among Warner Chilcott, Inc., Warner Chilcott plc and Credit
        Suisse First Boston (incorporated by reference to Exhibit
        10.49 to Warner Chilcott plc's Annual Report on Form 10-K
        for the year ended December 31, 1999 (File No. 005-52501)).
 4.15   Incentive Share Option Scheme of Warner Chilcott plc,
        originally adopted on April 3, 1997, amended on June 3, 1999
        (incorporated by reference to Exhibit 10.2 to Warner
        Chilcott plc's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 005-52501)).
 4.16   Asset Purchase Agreement dated as of January 26, 2000, by
        and between Warner Chilcott, Inc. and Bristol-Myers Squibb
        (incorporated by reference to Exhibit 10.1 to Warner
        Chilcott plc's Report on Form 8-K dated February 15, 2000
        (File No. 005-52501)).
 4.17   Estrace Transitional Support and Supply Agreement dated as of January 26, 2000, by and between Westwood-Squibb
        Pharmaceuticals, Inc. and Warner Chilcott, Inc.
        (incorporated by reference to Exhibit 10.2 to Warner
        Chilcott plc's Report on Form 8-K dated February 15, 2000
        (File No. 005-52501)).
 4.18   Ovcon Transitional Support and Supply Agreement by and
        between Bristol-Squibb Pharmaceuticals, Inc. and Warner
        Chilcott, Inc. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to Warner Chilcott plc's Report on
        Form 8-K dated February 15, 2000 (File No. 005-52501)).
 4.19   License and Distribution Agreement dated as of December 31,
        1997, by and between Warner Chilcott plc and FH Faulding &
        Co. Ltd. (incorporated by reference to Exhibit 10.20 to
        Warner Chilcott plc's Report on Form 10-K for the year ended
        December 31, 1998 (File No. 005-52501)).
 4.20   Registration Rights Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Credit Suisse First
        Boston Corporation, CIBC World Market Corp. and SG Cowen
        Securities Corporation (incorporated by reference to Exhibit
        10.50 to Warner Chilcott plc's Annual Report on Form 10-K
        for the year ended December 31, 1999 (File No. 005-52501)).
 4.21   Amendment to Revolving Credit and Security Agreement dated as of February 28, 2000, by and between Warner Chilcott,
        Inc. and PNC Bank National Association (incorporated by
        reference to Exhibit 10.51 to Warner Chilcott plc's Annual
        Report on Form 10-K for the year ended December 31, 1999
        (File No. 005-52501)).
 4.22   Asset Purchase Agreement dated as of June 29, 2001 by and
        between Bristol-Myers Squibb Company and Galen (Chemicals)
        Limited (incorporated by reference to Exhibit 10.8 to the
        Company's Form F-1 dated July 2, 2001 (File No. 005-52501)).
 4.23   Supply Agreement dated as of June 29, 2001 by and between
        Bristol-Myers Squibb Laboratories Company and Galen
        (Chemicals) Limited (incorporated by reference to Exhibit
        10.9 to the Company's Form F-1 dated July 2, 2001 (File No.
        005-52501)).
 8.1*   Subsidiaries of the Registrant.
99.1*   2001 Annual Report and Accounts.

---------------
* Filed herewith

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                          GALEN HOLDINGS PLC

                                                /s/ R. GEOFFREY ELLIOTT
                                          --------------------------------------
                                                   R. Geoffrey Elliott
                                                 Chief Financial Officer

December 28, 2001

                                 EXHIBIT INDEX

 1.1    Articles of Association of Galen (the "Company")
        (incorporated by reference to Exhibit 1.1 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 1.2    Memorandum of Association of the Company (incorporated by
        reference to Exhibit 1.2 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 2.1    Amended and Restated Deposit Agreement dated as of September
        29, 2000, by and among the Company, Warner Chilcott plc, the
        Bank of New York and the Owners and Holders of American
        Depositary Receipts (incorporated by reference to Exhibit
        2.1 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 005-52501)).
 2.2    Form of Ordinary Share Certificate (incorporated by
        reference to Exhibit 2.2 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 2.3    Form of ADS Certificate (included within Exhibit 2.1).
 2.4    Indenture dated as of February 15, 2000, by and among Warner
        Chilcott plc, Warner Chilcott, Inc. and the Bank of New York
        (incorporated by reference to Exhibit 10.48 to Warner
        Chilcott plc's Annual Report on Form 10-K for the year ended
        December 31, 1999 (File No. 005-52501)).
 2.5    First Supplemental Indenture dated as of March 30, 2001, by and among the Company, Warner Chilcott, Inc., Warner
        Chilcott plc and the Bank of New York (incorporated by
        reference to Exhibit 99.1 to the Company's Report on Form
        6-K dated April 4, 2001 (File No. 005-52501)).
 2.6    Form of Purchase Agreement (incorporated by reference to
        Exhibit 1.1 to the Company's Registration Statement on Form
        F-1 dated July 2, 2001 (File No. 005-52501)).
 2.7    Form of Sponsor's and Open Offer Agreement (incorporated by reference to Exhibit 1.2 to the Company's Registration
        Statement on Form F-1 dated July 2, 2001 (File No.
        005-52501)).
 2.8    Form of Conditional Offer to Purchase (incorporated by
        reference to Exhibit 99.1 to the Company's Registration
        Statement on Form F-1 dated July 2, 2001 (File No.
        005-52501)).
 4.1    Employment Agreement dated as of May 4, 2000, by and between
        Warner Chilcott, Inc. and Roger M. Boissonneault
        (incorporated by reference to Exhibit 4.1 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 4.2*   Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (To Be Renamed Galen Holdings
        PLC) and Alan David Armstrong.
 4.3*   Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (To Be Renamed Galen Holdings
        PLC) and Robert Geoffrey Elliott.
 4.4*   Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (To Be Renamed Galen Holdings
        PLC) and Allen James McClay.
 4.5*   Executive Service Agreement dated as of April 4, 2001 by and between Warner Chilcott (Bermuda) Limited and John Alexander
        King.
 4.6*   Executive Service Agreement dated as of April 10, 2001 by
        and between Galen Holdings PLC and John Alexander King.
 4.7*   Form of Letter of Appointment to the Board of Directors.
 4.8    Option Rollover and Lock-Up Agreement dated as of May 4,
        2000, by and between the Company and Roger M. Boissonneault
        (incorporated by reference to Exhibit 4.3 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 4.9    Transaction Agreement dated as of May 4, 2000, by and
        between the Company and Warner Chilcott plc (incorporated by reference to Exhibit 2.1 to Warner Chilcott plc's Report on
        Form 8-K dated May 15, 2000 (File No. 005-52501)).
 4.10   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
        Certificate as issued to Roger Boissonneault regarding
        certificate numbered Series C No. W03 (incorporated by
        reference to Exhibit 4.8 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).

 4.11   Supplemental Agreement No. 1 to Warner Chilcott plc Warrant
        Certificate as issued to Roger Boissonneault regarding
        certificate numbered Series C No. W04 (incorporated by
        reference to Exhibit 4.9 to the Company's Annual Report on
        Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 4.12   Form of the 2000 US Option Scheme of the Company
        (incorporated by reference to Exhibit 4.12 to the Company's
        Annual Report on Form 20-F for the year ended September 30,
        2000 (File No. 005-52501)).
 4.13   Approved Executive Share Option Scheme and Unapproved
        Executive Share Option Scheme of the Company (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No.
        005-52501)).
 4.14   Purchase Agreement dated as of February 15, 2000, by and
        among Warner Chilcott, Inc., Warner Chilcott plc and Credit
        Suisse First Boston (incorporated by reference to Exhibit
        10.49 to Warner Chilcott plc's Annual Report on Form 10-K
        for the year ended December 31, 1999 (File No. 005-52501)).
 4.15   Incentive Share Option Scheme of Warner Chilcott plc,
        originally adopted on April 3, 1997, amended on June 3, 1999
        (incorporated by reference to Exhibit 10.2 to Warner
        Chilcott plc's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 005-52501)).
 4.16   Asset Purchase Agreement dated as of January 26, 2000, by
        and between Warner Chilcott, Inc. and Bristol-Myers Squibb
        (incorporated by reference to Exhibit 10.1 to Warner
        Chilcott plc's Report on Form 8-K dated February 15, 2000
        (File No. 005-52501)).
 4.17   Estrace Transitional Support and Supply Agreement dated as of January 26, 2000, by and between Westwood-Squibb
        Pharmaceuticals, Inc. and Warner Chilcott, Inc.
        (incorporated by reference to Exhibit 10.2 to Warner
        Chilcott plc's Report on Form 8-K dated February 15, 2000
        (File No. 005-52501)).
 4.18   Ovcon Transitional Support and Supply Agreement by and
        between Bristol-Squibb Pharmaceuticals, Inc. and Warner
        Chilcott, Inc. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to Warner Chilcott plc's Report on
        Form 8-K dated February 15, 2000 (File No. 005-52501)).
 4.19   License and Distribution Agreement dated as of December 31,
        1997, by and between Warner Chilcott plc and FH Faulding &
        Co. Ltd. (incorporated by reference to Exhibit 10.20 to
        Warner Chilcott plc's Report on Form 10-K for the year ended
        December 31, 1998 (File No. 005-52501)).
 4.20   Registration Rights Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Credit Suisse First
        Boston Corporation, CIBC World Market Corp. and SG Cowen
        Securities Corporation (incorporated by reference to Exhibit
        10.50 to Warner Chilcott plc's Annual Report on Form 10-K
        for the year ended December 31, 1999 (File No. 005-52501)).
 4.21   Amendment to Revolving Credit and Security Agreement dated as of February 28, 2000, by and between Warner Chilcott,
        Inc. and PNC Bank National Association (incorporated by
        reference to Exhibit 10.51 to Warner Chilcott plc's Annual
        Report on Form 10-K for the year ended December 31, 1999
        (File No. 005-52501)).
 4.22   Asset Purchase Agreement dated as of June 29, 2001 by and
        between Bristol-Myers Squibb Company and Galen (Chemicals)
        Limited (incorporated by reference to Exhibit 10.8 to the
        Company's Form F-1 dated July 2, 2001 (File No. 005-52501)).
 4.23   Supply Agreement dated as of June 29, 2001 by and between
        Bristol-Myers Squibb Laboratories Company and Galen
        (Chemicals) Limited (incorporated by reference to Exhibit
        10.9 to the Company's Form F-1 dated July 2, 2001 (File No.
        005-52501)).
 8.1*   Subsidiaries of the Registrant.
99.1*   2001 Annual Report and Accounts.

---------------
* Filed herewith