Form 20-F
period 2002-09-30
GALEN HOLDINGS PLC
filed 2003-01-02
CIK 1113445

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

□ Registration statement pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934

or

⊠ Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2002

or

□ Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission file number 005-52501333-12634

GALEN HOLDINGS PUBLIC LIMITED COMPANY

(Exact name of Registrant as specified in its charter)

NORTHERN IRELAND

(Jurisdiction of incorporation or organization)

SEAGOE INDUSTRIAL ESTATE, CRAIGAVON, NORTHERN IRELAND BT63 5UA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:
Title of each class	Name of each exchange on which registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 4 ORDINARY SHARES, PAR VALUE 10.0 U.K. PENCE PER ORDINARY SHARE	NASDAQ®(R) NATIONAL MARKET

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer''s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, Nominal Value 10.0 U.K. Pence Per Ordinary Share 187,805,263

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ⊠	No: □

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 □	Item 18 ⊠

PART I Page

Item 1. Identity of Directors, Senior Management and Advisers 3

Item 2. Offer Statistics and Expected Timetable 3

Item 3. Key Information 3

A. Selected Financial Data 3

B. Capitalization and Indebtedness 5

C. Reasons for the Offer and Use of Proceeds 5

D. Risk Factors 5

Item 4. Information on the Company 10

A. History and Development of the Company 10

B. Business Overview 11

C. Organizational Structure 24

D. Property, Plant and Equipment 25

Item 5. Operating and Financial Review and Prospects 25

A. Operating Results 25

B. Liquidity and Capital Resources 31

C. Research and Development, Patents and Licenses, Etc 33

D. Trend Information 33

Item 6. Directors, Senior Management and Employees 35

A. Directors and Senior Management 35

B. Compensation 36

C. Board Practices 37

D. Employees.............. 39

E. Share Ownership 39

Item 7. Major Shareholders and Related Party Transactions 41

A. Major Shareholders 41

B. Related Party Transactions 41

C. Interests of Experts and Counsel 42

Item 8. Financial Information 42

A. Consolidated Statements and Other Financial Information 42

B. Significant Changes 44

Item 9. The Offer and Listing 44

A.4. Market Price Information 44

C. Markets on Which our Ordinary Shares Trade 45

Item 10. Additional Information 45

A. Share Capital 45

B. Memorandum and Articles of Association 45

C. Material Contracts 46

D. Exchange Controls 47

E Taxation 47

H. Documents on Display 52

Item 11. Quantitative and Qualitative Disclosures about Market Risk 52

Item 12. Description of Securities other than Equity Securities 53

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies 54

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds 54

Item 15. Controls and Procedures 54

A. Evaluation of Disclosure Controls and Procedures 54

Item 16. [Reserved] 54

Part III

Item 17. Financial Statements 55

Item 18. Financial Statements 55

Item 19. Exhibits 92

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report and the documents incorporated by reference in this annual report contain certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

* competitive factors in the industries in which we operate;

* government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, including the ability to obtain necessary regulatory approvals;

* reliance on third party manufacturers;

* customer acceptance of new products, including products using our intravaginal ring ("" IVR"") technology;

* increase in legal challenges;

* the loss of key senior management or scientific staff;

* reimbursement of prescription costs by third parties and increased use of restricted formulary lists;

* our ability to manage the growth of our business and the integration of new businesses and products;

* our ability to protect our intellectual property; and

* the outcome of the Womens'' Health Initiative clinical trial comparing continuous combined hormone replacement therapy to placebo and any resulting labeling changes for hormone replacement therapy products affecting the acceptability and commercial success of estrogen replacement therapy products; and

* other risks described from time to time in the reports filed by us and by our wholly-owned subsidiary, Warner Chilcott, with the Securities and Exchange Commission.

We also disclose important factors to you that could cause our actual results to differ materially from those expressed in any forward-looking statement under ""Item 3. Key Information -- Risk Factors"" and ""Item 5. Operating and Financial Review and Prospects"" and elsewhere in this annual report.

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

The average exchange rates used to convert pounds sterling to U.S. dollars in this annual report are as follows:

Year Ended U.S. Dollars per

September 30, pound sterling__

2002 1.4765

2001 1.4427

2000 1.5623

1999 1.6295

1998 1.6536

The U.S. dollar to pound sterling exchange rates at September 30, 2002, 2001, 2000, 1999 and 1998 are as follows:

Year Ended U.S. Dollars per

September 30, pound sterling__

2002 1.5749

2001 1.4688

2000 1.4637

1999 1.6469

1998 1.6994

For a discussion of the effects of currency fluctuations on our results of operations and financial position, see "Item 5: Operating and Financial Review and Prospects" in this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

Set forth below is selected consolidated financial data of Galen Holdings PLC and its subsidiaries, which is collectively referred to as "Galen", ""the Company"", "we", "us" and "our" in this annual report, at the dates and for the years indicated. The selected consolidated operations data for the three years ended September 30, 2002 and the selected balance sheet data as of September 30, 2002 and 2001 were derived from our audited U.S. GAAP financial statements for those periods and as of those dates, which are included in Part III of this annual report. The selected consolidated operations data for the two years ended September 30, 1999 and the selected balance sheet data as of September 30, 2000, 1999 and 1998 were derived from our audited U.S. GAAP historical financial statements, which are not included in this annual report. The financial statements for the years 1998 through 2002 were originally prepared in pounds sterling and in accordance with U.K. GAAP. The statements for those years have been converted into U.S. dollars and restated in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with "Item 5: Operating and Financial Review and Prospects" in this annual report and our audited consolidated financial statements included in Part III of this annual report.

	Years ended September 30,
	1998	1999	2000	2001	2002
	(in thousands, except share data)
Statement of Operations Data:
Product revenue	$ 53,669	$ 62,925	$ 69,466	$ 183,822	$ 235,221
Costs and expenses :
Cost of sales (excluding depreciation shown below).......................................................	25,330	29,113	33,067	44,243	51,550
Selling, general and administrative..................	10,945	6,957	9,548	64,760	64,530
Research and development................................	5,058	6,482	12,504	13,694	19,783
Depreciation....................................................................	2,315	3,376	3,423	4,303	5,323
Amortization ..................	55	231	2,538	26,185	19,497
Acquired in-process research and
development (1)..............................	-	1,664	26,400	-	-
Total operating expenses..................................................................	43,703	47,823	87,480	153,185	160,683
Operating income (loss)..............................................	9,966	15,102	(18,014)	30,637	74,538
Net interest income (expense)........................	2,079	173	1,953	(16,041)	(5,685)
Income (loss) before taxes ............................................	12,045	15,275	(16,061)	14,596	68,853
Provision for income taxes....................................	3,614	4,583	4,049	6,011	23,914
Income (loss) from continuing operations before extraordinary loss............................................	8,431	10,692	(20,110)	8,585	44,939
Discontinued operations, net of tax (2)	3,504	8,345	12,753	7,841	108,128
Extraordinary loss on early retirement of
debt, net of tax benefit of $5,260	-	-	-	-	(7,891)
Net income (loss)..................................................................	$ 11,935	$ 19,037	$ (7,357)	$ 16,426	$ 145,176
Net income (loss) per ADS:
Continuing operations before extraordinary loss
Basic...........................................................................................	$ 0.29	$ 0.37	$ (0.66)	$ 0.21	$ 0.97
Diluted.....................................................................................	$ 0.29	$ 0.37	$ (0.66)	$ 0.21	$ 0.97

Net income (loss) per ADS:
Basic...........................................................................................	$ 0.41	$ 0.65	$ (0.24)	$ 0.41	$ 3.13
Diluted.....................................................................................	$ 0.41	$ 0.65	$ (0.24)	$ 0.40	$ 3.12
Weighted average ADS equivalents outstanding:
Basic (3) (4) (5).....................................................................................	29,066,597	29,082,360	30,361,093	40,388,685	46,311,241
Diluted (3) (4) (5)......................................................................................	29,066,597	29,097,402	30,361,093	41,040,069	46,582,659
Cash dividend per ADS	$ 0.05	$ 0.09	$ 0.11	$ 0.13	$ 0.16
Cash dividend per ADS	L 0.03	L 0.06	L 0.07	L 0.09	L 0.11

	As of September 30,
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents (2) (3) (5) (6)........	$ 32,654	$ 7,523	$ 118,647	$ 326,076	$ 313,012
Total assets (2) (3) (5) (6)..................................................	118,218	107,338	682,061	1,150,039	1,072,231
Long-term debt (3) (6)...................................................	1,672	22,269	219,412	257,388	51,345
Shareholders' equity (2) (3) (4) (5)........................	92,220	106,423	444,269	738,183	909,007
Share capital..........................................................................................	19,646	19,646	25,498	29,902	29,981
Additional paid-in capital............................................................	$ 43,624	$ 44,229	$ 399,656	$ 673,144	$ 677,417
	Years ended September 30,
	1998	1999	2000	2001	2002
	(in thousands, except share data)
Statement of Operations Data:
Product revenue	$ 53,669	$ 62,925	$ 69,466	$ 183,822	$ 235,221

Costs and expenses :
Cost of sales (excluding depreciation shown below).	25,330	29,113	33,067	44,243	51,550
Selling, general and administrative.........	10,945	6,957	9,548	64,760	64,530
Research and development.................	5,058	6,482	12,504	13,694	19,783
Depreciation...................................	2,315	3,376	3,423	4,303	5,323
Amortization .........	55	231	2,538	26,185	19,497
Acquired in-process research and
development (1)...............	-	1,664	26,400	-	-
Total operating expenses.................................	43,703	47,823	87,480	153,185	160,683
Operating income (loss).........................	9,966	15,102	(18,014)	30,637	74,538
Net interest income (expense)............	2,079	173	1,953	(16,041)	(5,685)
Income (loss) before taxes .......................	12,045	15,275	(16,061)	14,596	68,853
Provision for income taxes..................	3,614	4,583	4,049	6,011	23,914
Discontinued operations, net of tax (2)	3,504	8,345	12,753	7,841	108,128
Extraordinary loss on early retirement of
debt, net of tax benefit of $5,260	-	-	-	-	(7,891)
Net income (loss).................................	$ 11,935	$ 19,037	$ (7,357)	$ 16,426	$ 145,176

Net income (loss) per ADS:
Basic..............................................	$ 0.41	$ 0.65	$ (0.24)	$ 0.41	$ 3.13
Diluted...........................................	$ 0.41	$ 0.65	$ (0.24)	$ 0.40	$ 3.12

Weighted average ADS equivalents outstanding:
Basic (3) (4) (5)...........................................	29,066,597	29,082,360	30,361,093	40,388,685	46,311,241
Diluted (3) (4) (5)............................................	29,066,597	29,097,402	30,361,093	41,040,069	46,582,659
Cash dividend per ADS	$ 0.05	$ 0.09	$ 0.11	$ 0.13	$ 0.16
Cash dividend per ADS	0.03	0.06	0.07	0.09	0.11

	As of September 30,
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents (2) (3) (5) (6).....	$ 32,654	$ 7,523	$ 118,647	$ 326,076	$ 313,012
Total assets (2) (3) (5) (6)..........................	118,218	107,338	682,061	1,150,039	1,072,231
Long-term debt (3) (6)...........................	1,672	22,269	219,412	257,388	51,345
Shareholders' equity (2) (3) (4) (5)............	92,220	106,423	444,269	738,183	909,007
Share capital................................................	19,646	19,646	25,498	29,902	29,981
Additional paid-in capital.................................	$ 43,624	$ 44,229	$ 399,656	$ 673,144	$ 677,417

  Write-off of acquired in-process product research and development in 1999 related to our acquisition of the Bartholomew Rhodes group and in 2000 to our acquisition of Warner Chilcott.

  Discontinued operations represented our pharmaceutical services businesses, which were Interactive Clinical Technologies (""ICTI""), sold as of August 23, 2002, Clinical Trails Trials Services (""CTS""), sold as of May 31, 2002, and Chemical Synthesis Services (""CSS""), sold as of December 31, 2001. The 2002 increase in discontinued operations is due to the gain on disposal of $101.1 million, net of taxes of $3.9 million. We received approximately $229 million of proceeds, net of costs, for the sale of these businesses.

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

  A total of $249.3 million in long-term debt was repaid in 2002.

.

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

If any products are approved that compete with any of our branded pharmaceutical products, sales of our products may be adversely affected.

Our branded pharmaceutical products are or may become subject to competition from generic equivalents. There is no proprietary protection for some of the branded pharmaceutical products we sell. Generic substitutes for some of our branded pharmaceutical products are sold by other pharmaceutical companies which claim that their products provide equivalent therapeutic benefits at a lower cost. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians writing prescriptions for generic substitutes. Increased competition from the sale of competing generic pharmaceutical products may cause a material decrease in revenue from our branded pharmaceutical products.

The pharmaceutical industry is characterized by rapid product development and technological change, and, as a result, our pharmaceutical products could be rendered obsolete or made uneconomical by the development of technology or new pharmaceutical products to treat the conditions currently addressed by our products, technological advances that reduce the cost of production or marketing or pricing actions by one or more competitors.

Delays and uncertainties in the government approval process for new products could result in lost market opportunities and hamper our ability to recoup costs associated with product development.

The clinical development, manufacture, marketing and sale of pharmaceutical products are subject to extensive supranational, national, state and local regulations. We cannot predict the extent to which we may be affected by legislative and other regulatory actions and developments in the countries and jurisdictions in which we operate concerning various aspects of our operations, products and the healthcare field generally. New governmental regulation may adversely affect our operations or competitive position. We will be, as other drug companies manufacturing or marketing drugs are, required to obtain approval from the U.S. Food and Drug Administration, or FDA, the U.K. Medicines Control Agency, or MCA and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval necessary to begin marketing most new drug products. The generation of this required data is regulated by the FDA, the MCA and other regulatory bodies and can be time-consuming and expensive without assurance that the data will be adequate to justify approval of our proposed new products. If we are not able to obtain governmental approval for our products, we will not be able to recoup the costs associated with the generation of this data. These costs may be substantial and may have an adverse effect on our results of operations if not recaptured.

Even if we are successful in obtaining all required premarketing approvals, postmarketing requirements and/or our inability or failure to comply with other regulations could result in suspension or limitation of approvals. Furthermore, even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than desired and could affect the marketability of our products.

Our suppliers of certain pharmaceutical products must be approved by the FDA and the MCA and the need to replace a current supplier with another approved supplier may delay manufacture of the drug involved or increase costs.

The FDA and the MCA must approve suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products as well as suppliers of finished products. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished product from FDA and MCA approved sources. FDA and MCA approval of a new supplier would be required if, for example, the supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if that supplier had its approval from the FDA and MCA withdrawn. The qualification of a new supplier could potentially delay the manufacture of the drug involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished product from a new supplier on terms that are at least as favorable to us as those agreed with the initially approved supplier or at reasonable prices.

We cannot assure you that our IVR drug delivery technology will be accepted by prescribing physicians or their patients or that we will achieve our anticipated sales levels for these products and in such an event, we may not be able to recoup our investment in our IVR based products and our overall rate of growth may be lower.

The successful launch of products using our proprietary IVR technology is an important part of our growth strategy. To date, IVR technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone replacement therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are familiar to many prescribing physicians and their patients. If our IVR products are not accepted as an alternative method of administration of hormone replacement therapy, we may not achieve our anticipated sales levels for these products. In such an event we may not be able to recoup our investment in the development of IVR products and our overall rate of growth may be lower.

An increase in product liability claims, or product recalls, could harm our business.

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

Product recalls may be issued at our discretion or at the discretion of certain of our suppliers, the FDA, MCA, other government agencies or other entities having regulatory authority for pharmaceutical sales. We cannot assure you that product recalls will not occur in the future. Any recall of a significant product could materially adversely affect our business by rendering us unable to sell that product for some time.

The loss of the services of members of our senior management team or scientific staff or the inability to attract and retain other highly qualified employees could impede our ability to meet our strategic objectives and adversely affect our business.

Our success is dependent on attracting and retaining highly qualified scientific, sales and management staff. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. The loss of key personnel, or our failure to attract and retain other highly qualified employees, may impede our ability to meet our strategic objectives.

Pursuant to our business strategy we intend to expand and develop new technologies and products. This strategy will require us to hire additional employees with expertise in areas that relate to the new technologies and products. We cannot fully anticipate or predict the time and extent to which we will need to hire this type of specialized personnel. As a result, there can be no assurance that we will be successful in attracting and retaining the personnel necessary to pursue fully our business strategy. We offer what we believe to be competitive compensation packages and benefits. However, if competitive conditions continue to intensify, then our cost of attracting and retaining employees may escalate.

Pricing pressures by managed care organizations or government sponsored health systems and regulations relating to Medicare and Medicaid, healthcare reform, pharmaceutical reimbursement and pricing in general could decrease our revenues.

Our commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third-party healthcare payers, such as government bodies and agencies, including the U.K. National Health Service, or NHS, and private health insurers and managed care organizations for the cost of the products and related treatment. The market for our products may be limited by actions of third-party payers. Third-party payers are increasingly challenging the pricing of pharmaceutical products and services and reviewing their reimbursement practices and many managed healthcare organizations are now limiting the number of pharmaceutical products that are on their formulary lists in an effort to control and reduce costs associated with patient drug therapies. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. Our products may not be included on the formulary lists of managed care organizations and downward pricing pressures in the industry generally may negatively impact our operations. Further, a number of U.S. legislative and regulatory proposals aimed at changing the healthcare system have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the existence of such proposals, as well as the adoption of any proposal, may increase industry-wide pricing pressures.

If we are not successful in managing the growth of our business or the integration of new product acquisitions, our business prospects could be harmed and our financial performance adversely affected.

Over the past few years we have acquired a number of products from Bristol-Myers Squibb. On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem® from Eli Lilly and Company for $295 million.

Growth by acquisition involves risks, including the failure or inability to effectively integrate acquired products into our portfolio. If we cannot successfully integrate these acquired products, or should we incur greater than anticipated costs, or expend unplanned managerial and other resources on their integration, we may not achieve the anticipated revenue and cost benefits, our growth could be slower than we anticipate, we may incur an impairment charge for our intangible assets, and our financial performance could be adversely affected.

Our future growth will depend to some extent upon our ability to acquire new products. We have and will continue to pursue product acquisitions that could complement or expand our operations. Many of our present and potential competitors have research and development capabilities that may allow them to develop new or improved products that compete with our products. The failure to acquire new products or to develop, on a commercially viable basis, new products will lead to slower growth than we anticipate and limit our ability to meet our strategic objectives.

We cannot be sure that we will be able to identify appropriate opportunities in the future. If an acquisition candidate is identified, we do not know if we will be able to negotiate successfully the terms of the acquisition, finance the acquisition or integrate an acquired product into our existing operations. The negotiation and completion of potential acquisitions could cause significant diversion of management's time and resources.

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

On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem® from Eli Lilly and Company (""Lilly"") for $295 million. Sarafem® is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder. In respect of Sarafem®(R), Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals (""Teva"") for patent infringement. These proceedings were initiated in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem®(R). After the closing of the acquisition, Galen intends to cause these claims to be pursued vigorously. In the event the patent is found valid and infringed, an injunction would be available until at least November 2007. There can be no assurance that the patent will be ultimately held valid, enforceable or infringed. An adverse outcome in this proceeding would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem®(R) would likely drastically reduce sales of Sarafem®(R).

There has been substantial litigation in the pharmaceutical industry with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. These lawsuits relate to the validity and infringement of patents. The expense of defending lawsuits brought against us could cause us not to defend these suits and abandon the affected products. The ultimate outcome of this type of litigation, if brought, may not be favorable and could adversely impact our operations.

The early termination of the WHI trial involving Prempro™ (TM), the outcome of the WHI trial involving Premarin®(R) and the consequential changes in labeling that may be required by the FDA may affect the acceptability and commercial success of our estrogen replacement therapy (""ERT"") products.

Three of our products, Estrace®(R) tablets, Estrace®(R) cream and Menoring®(R), are ERT products. These single hormone (estrogen) products are used by women to alleviate symptoms associated with menopause. In July 2002, a study which was part of the Women''s Health Initiative Study (""WHI"") comparing the long term use of Prempro™ (TM) (a continuous combined hormone replacement therapy) with placebo was terminated early when the safety monitoring board determined that the risks of the trial exceeded the benefits. The related study comparing Premarin®(R) (an ERT product) to placebo is continuing at the recommendation of the safety monitoring board. We believe that the findings of these the Prempro™ /placebo studies study are either not applicable to our ERT products or are inconclusive. However, the outcome of these trials, and any resulting changes in labeling for HRT products as a class, may affect the acceptability of HRT products (including ERT products) by patients, the willingness of physicians to prescribe HRT for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our ERT products and our overall rate of growth may be lower.

We are subject to exchange rate fluctuations that could adversely affect our results of operations.

We are subject to risks of currency fluctuations. A portion of our revenue is earned in pounds sterling. We translate revenue earned in pounds sterling into U.S. dollars in our consolidated financial statements in this annual report at the average exchange rate during the relevant period. Changes in exchange rates between the U.S. dollar and the pound sterling will affect our results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S. dollar reported earnings. Consequently, fluctuations in the rate of exchange between the U.S. dollar and pounds sterling will affect period-to-period comparisons of our U.S. dollar reported results. Our results therefore, are subject to exchange rate fluctuations that could cause a decrease in our financial results in any year.

Item 4. Information on the Company.

A. History and Development of the Company

Galen Limited was founded in 1968 as a sales and marketing organization focused on branded pharmaceutical products in the United Kingdom and Ireland. Our products were originally developed and manufactured for us by third parties. In 1977, we began to develop and manufacture our own products when our facility in Craigavon, Northern Ireland, became operational. We added to our pharmaceutical products business with the 1988 acquisition of IVEX, a manufacturer of sterile solutions. In 1989, we began to develop the intravaginal ring, or IVR, drug delivery vehicle, and later developed the IVR drug delivery technology. In 1999, we broadened our U.K. product portfolio with the acquisition of the Bartholomew Rhodes group of companies for $32.7 million. We extended our branded pharmaceutical products business into the United States on September 29, 2000, when we acquired Warner Chilcott, a marketer of branded prescription pharmaceutical products focused primarily on women's healthcare for $325.5 million. On June 29, 2001, we acquired Estrace® tablets from Bristol-Myers Squibb Company, a branded estrogen replacement therapy product, for approximately $95 million. In March 2002, we completed the acquisition in the United States of Duricef®(R), a cephalosporin antibiotic, and Moisturel®(R), a skin moisturizing cream, from Bristol-Myers Squibb for approximately $40 million. On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem® ® from Lilly for $295 million. The acquisition is subject to customary closing conditions, including antitrust approval, and is expected to close in January 2003. Sarafem® is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder. Launched by Lilly in 2000, Sarafem® generated sales of approximately $85 million for the year ended December 31, 2001. These acquisitions strengthen our product portfolio in the United States and highlight our strategy to utilize acquisitions of products to build our positions in our core therapeutic areas.

As part of our strategy to focus on our pharmaceutical products business, we disposed of our non-core pharmaceutical services business in 2002, which had been established to provide technology-based research and development services to the pharmaceutical industry. In December 2001, we sold our Chemical Synthesis Services (""CSS"") business for $36 million to companies controlled by Dr. Allen McClay, the founder, former President and Director of Galen. As part of the transaction, Alan Armstrong, President of Galen''s Pharmaceutical Services division, resigned from our Board and from his position as an executive of the Company. In May 2002, we sold our Clinical Trials Services (""CTS"") business to companies controlled by Dr. McClay for approximately $183 million. In August 2002, we sold our Interactive Clinical Technologies (""ICTI"") business for $16 million to a company controlled by Dr. McClay. We intend to use the net proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes.

During the year ended September 30, 2000 we made capital expenditures of $7.0 million on pharmaceutical services distribution facilities in Audubon and during the year ended September 30, 2001, we spent $3.3 million for pharmaceutical services distribution facilities in Craigavon. During the year ended September 30, 2002, capital expenditures for our pharmaceutical services business totaled $7.6 million. The pharmaceutical products business made capital expenditures of $8.7 million during the year ended September 30, 2000 in Craigavon and $3.8 million on warehousing in Larne, Northern Ireland during the year ended September 30, 2001. In addition, in the year ended September 30, 2001, we made capital expenditures of $2.0 million on accommodation facilities in Andover, New Jersey. During the year ended September 30, 2002, the pharmaceutical products business made total capital expenditures of $9.7 million, spending a total of $4.3 million in on the Craigavon and Larne facilities and $2.4 in on a new warehouse located in Craigavon.

We completed our initial public offer of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. In September 1997, we listed our ordinary shares on the Irish Stock Exchange. On September 29, 2000, we listed our ordinary shares, represented by American Depositary Shares, or ADSs, on the NASDAQ®(R) National Market when we acquired Warner Chilcott. Each ADS represents underlying ownership of four ordinary shares.

We were originally incorporated and registered in Northern Ireland on August 23, 1991 as a private limited company under the name Moyne Shelf Company (No. 37) Limited. On November 25, 1991, we changed our name to Galen Holdings Limited and on June 2, 1997, we re-registered as a public limited company and changed our name to Galen Holdings Public Limited Company. The principal legislation under which we operate is The Companies (Northern Ireland) Order 1986. Our registered office is at Seagoe Industrial Estate, Craigavon, Co. Armagh, Northern Ireland BT63 5UA. Our telephone number is 011-44-28-3833-4974 and our website is at www.galenplc.com. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as agent for service of process.

B. Business Overview

We are an international pharmaceutical company focused on women's healthcare, dermatology and urology. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary intravaginal ring, or IVR, technology. Our IVR is able to deliver a wide range of medicines to the patient over periods of up to three months.

Our principal products include:

- Estrace®(R) vaginal cream, a locally applied estrogen to treat vaginal/vulval atrophy, acquired from Bristol-Myers Squibb Company in February 2000;

- Estrace® tablets, an estrogen replacement therapy product, acquired from Bristol-Myers Squibb Company in June 2001;

- Ovcon® 35 and Ovcon® 50, both oral contraceptives, also acquired from Bristol-Myers Squibb Company in February 2000;

- Doryx® , an oral antibiotic for the treatment of acne and for adjunctive therapy in the treatment of severe acne, licensed from FH Faulding & Co Limited; and

- Duricef®(R), an oral antibiotic for the treatment of skin and skin structure infections, urinary tract infections, and other staphylococci and streptococci infections, acquired from Bristol-Myers Squibb in March 2002.

We have a pipeline of products in development principally for the U.S. market, including a number utilizing the IVR drug delivery technology. See " -- Research and Development -- Research and Development Portfolio -- Intravaginal Drug Delivery."

Through our U.S. sales force of approximately 226 representatives, we market our portfolio of branded pharmaceutical products. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists, dermatologists and urologists in the United States. Our sales force of approximately 55 representatives in the United Kingdom and Ireland market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties.

During the year ended September 30, 2002 we sold our pharmaceutical services businesses and since then our business has consisteds of one operating segment. The following table shows our revenue from continuing operations by geographic origin.

	For the Years Ended September 30,
	2000	2001	2002
	(in thousands)
Geographic Origin
United States	0	116,753	174,531
United Kingdom	68,483	63,349	58,993
All other	983	3,720	1,697
Total	69,466	183,822	235,221

Our shares are listed on both the London Stock Exchange and the Irish Stock Exchange under the symbol "GAL". Our American Depositary Shares, each of which represents four of our shares, are quoted on the NASDAQ®(R) National Market under the symbol "GALN".

Pharmaceutical Products

Our pharmaceutical products business develops, manufactures, supplies and markets branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States.

Women's Healthcare

We develop and market products for a number of segments in the women's healthcare therapeutic area, including hormone replacement and oral contraceptives.

Principal Products. The following table identifies our principal marketed branded products in this area:
Product	Therapeutic Application	Market
Estrace® tablets	Estrogen Replacement	U.S.
Menoring®	Estrogen Replacement	U.K.
Ovcon® 35	Oral Contraceptive	U.S.
Ovcon® 50	Oral Contraceptive	U.S.
NataFort®	Prenatal Vitamin	U.S.
NataChew™	Chewable Prenatal Vitamin	U.S.

Estrace® tablets. Estrace® tablets are used for the treatment of moderate to severe vasomotor symptoms and vulval and vaginal atrophy associated with menopause and for the prevention of osteoporosis and is marketed exclusively in the United States. Each Estrace® tablet contains beta-estradiol as its active pharmaceutical ingredient. We acquired this product from Bristol-Myers Squibb Company in June 2001.

Menoring® . Menoring® intravaginal ring is used in women for the treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause and is currently marketed exclusively in the United Kingdom. Menoring® contains a core of estradiol acetate which provides estradiol as its active pharmaceutical ingredient. We began marketing Menoring® , our estradiol IVR, in the United Kingdom in September 2001. We submitted Menoring® through the European Union Mutual Recognition Procedure to gain marketing approval throughout most of the European Union, and are actively negotiating labeling for the product with the national regulatory authorities. We submitted a new drug application (""NDA"") for the same product, which we propose to call Femring® in the United States, with the FDA in December 2001. The NDA was accepted for filing in February 2002. In October 2002, we received an approvable letter from the FDA. We are now working with the FDA to finalize labeling requirements and expect that this product will soon become commercially available in the United States.

Ovcon 35® and Ovcon 50® .. Ovcon 35® and Ovcon 50® are oral contraceptives composed of norethindrone and ethinyl estradiol and are marketed exclusively in the United States. We acquired the rights to these products from Bristol-Myers Squibb Company in February 2000. In June 2002, our NDA for a line extension of Ovcon®(R) was accepted for filing by the FDA.

NataFort® and NataChew(TM). In December 1997, we launched NataFort® , a prescription strength prenatal vitamin designed to improve patient compliance by virtue of its relatively small tablet size. NataChew(TM) is a prescription strength chewable prenatal vitamin that was developed internally and launched in November 1999. NataChew(TM) is a wildberry flavored chewable tablet that provides ten essential vitamins, including folic acid and iron.

Urology

Principal Products.

Estrace® cream. Estrace® vaginal cream is used for the treatment of vaginal and vulval atrophy and is marketed exclusively in the United States. Estrace® cream contains beta-estradiol as its active pharmaceutical ingredient. We acquired the rights to this product from Bristol-Myers Squibb in February 2000.

Regurin® .. We launched our proprietary anticholinergic, Regurin® , for the treatment of urinary incontinence in October 2000 in the United Kingdom. We acquired the exclusive licensing rights to this product in the United Kingdom and Ireland from Madaus AG Cologne in 2000.

Pyridium® and Pyridium Plus® .. Pyridium® is an orally administered urinary tract analgesic agent that helps relieve urinary pain, burning, urgency and frequency related to urinary tract infections. Pyridium Plus® , a line extension of Pyridium that contains an antispasmodic and an anxiolytic, was introduced by Warner-Lambert Company in 1980, but was subsequently withdrawn from the market. We reintroduced Pyridium Plus® in March 1999.

Dermatology

Principal Products.

Doryx®(R). In the United States, we market Doryx® , an orally administered prescription product available in 100 mg. and 75 mg. doses, containing our proprietary formulation of doxycycline, for the treatment of acne. Doryx® is an antibiotic capsule containing enteric-coated pellets of doxycycline hyclate. It is a useful adjunctive therapy in the treatment of severe acne. We acquired the rights to distribute Doryx® in the United States from Warner-Lambert Company in June 1997 and in September 1999 repositioned the product for the dermatology segment and directed our sales force to promote Doryx® to targeted physicians. We launched the 75 mg. capsules in January 2002.

Duricef®(R). In March 2002, we acquired Duricef®(R) from Bristol-Myers Squibb. Duricef®(R) is a cephalosporin antibiotic.

Analgesic Products.

According to the British Pharmaceutical Index, in the twelve months ending October 2002, we ranked seventh (in terms of sales) out of the companies servicing the U.K. market for non-narcotic analgesic products.

Kapake® . Our major analgesic product is Kapake® Tablets (paracetamol 500 mg./codeine phosphate 30 mg.), which accounts for the majority of our sales of analgesic products. Our approach to the analgesic market is to provide products based on established active ingredients to treat pain of varying severity. Line extension formulations for Kapake® have been launched in the United Kingdom, including Kapake® Insts® ..

Strategy

We intend to focus on growing our pharmaceutical products business both organically and by acquisitions. Our goal is to generate revenues, earnings per share growth, and consistent, profitable growth in our business by:

* Driving organic growth of our existing assets;

* Developing and commercializing proprietary products; and

* Supplementing organic growth through the selective acquisition of complementary products.

Driving Organic Growth. We seek to increase revenues of our pharmaceutical products business through direct contact with targeted physicians using our competitively scaled sales and marketing organization in the United States.

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

Research and Development

General

Our research and development activity is focused on the development of proprietary products for commercialization in the United States that are based on drug delivery systems such as our IVR technology. We also pursue the development of products that are complementary to our pharmaceutical products business, particularly line extensions of our existing branded products and new products in our core therapeutic areas. Our strategy is to pursue products that represent improvements to existing pharmaceuticals rather than creating new chemical entities. Improvements to existing products generally involve less development and regulatory risk and shorter time lines from concept to market.

During fiscal 2002, we invested $19.8 million in research and development activities, a 45% increase over the previous year, reflecting the activities associated with our efforts to obtain regulatory approval for the estradiol IVR in the European Union and the United States as well as advancing our research and development portfolio. As of September 30, 2002, our research and development team consisted of 45 professionals. Our in-house expertise in product development and regulatory affairs allows us to prepare and submit NDAs with the FDA and other regulatory authorities for our own products.

Research and Development Portfolio

Intravaginal Drug Delivery. In late 1989, we began to develop an intravaginal ring, initially for use in contraception. The IVR consists of a silicone ring in which an active ingredient is embedded or dispersed. The IVR is capable of releasing drug(s) at a relatively constant rate, which eliminates the peaks and troughs in blood levels that can be associated with conventional forms of drug delivery such as orally administered tablets. Vaginal delivery also avoids the first pass metabolism of active ingredients, which can inhibit or preclude oral dosing of certain drugs. The IVR can be used for up to three months and does not require fitting by a doctor. It therefore offers a potential compliance benefit over existing prescribed therapies.

IVR Product Pipeline. The following table shows our IVR product pipeline and related stage of development. We cannot guarantee that any of these products will meet the clinical requirements or obtain the requisite regulatory approvals to enable us to market them in the future.

Therapeutic Application	Status	Market
Menoring® estrogen replacement	In Registration	E.U.
Femring® estrogen replacement	NDA Approvable	U.S.
Metronidazole	Phase III	E.U./U.S.
Testosterone	Phase II	E.U./U.S.
Contraceptive	Development	E.U./U.S.

Menoring® /Femring®(R). This product is used in women for the treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause and is currently marketed exclusively in the United Kingdom. We submitted Menoring® through the European Union Mutual Recognition Procedure to gain marketing approval throughout most of the European Union and are actively negotiating labeling for the product with the national regulatory authorities. We submitted an NDA for the same product, which we propose to call Femring® in the United States, with the FDA in December 2001. The NDA was accepted for filing in February 2002. In October 2002, we received an approvable letter from the FDA. We are now working with the FDA to finalize labeling requirements and expect that this product will soon become commercially available in the United States.

Metronidazole. Our pharmaceutical research team is developing an IVR containing metronidazole for the local treatment of bacterial vaginosis. This product entered Phase III in the United States in November 2002.

Testosterone. Our third IVR product is being developed to deliver systemic doses of testosterone. Deficiency of testosterone in post-menopausal women has been associated with decreased sexual motivation. Our testosterone IVR is aimed at addressing the problems of those patients where an augmentation of sexual motivation is desired. A Phase II trial is currently in process.

Contraceptive. We are developing an estrogen/progestin contraceptive product. This product is in pharmaceutical development.

Line Extensions

Ovcon®(R) Contraceptive. During the fiscal year 2002 we submitted a new drug application with the FDA for a line extension to our oral contraceptive product Ovcon®(R). In June 2002, the FDA accepted our NDA for filing.

Estrogen Replacement Therapy Tablets. Our proprietary line extension for Estrace®(R) tablets is in Phase III in the United States and we anticipate submission of an NDA in mid-2003.

Sales and Marketing

Our sales and marketing capabilities continue to be a key contributor to our success. Our sales and marketing personnel number approximately 259 in the United States and 55 in the United Kingdom.

The predominant focus for our pharmaceutical marketing activities is the United States, which generated 74% of our pharmaceutical revenue in fiscal year 2002. We believe we have one of the largest sales forces targeted to promoting women''s healthcare, dermatology and urology products to obstetricians and gynecologists in the United States. Our sales force strategy is focused on employing precision marketing techniques to market and promote our key branded products to high volume prescribing physicians. These techniques require comprehensive internal analysis of actual prescription data to determine the most effective allocation of our sales and marketing resources and enable us to expand market share in markets that represent the most promise. Our precision marketing team, together with their sales and marketing colleagues, analyze prescription data and develop strategies and tactics to maximize growth in our sales and market share. By employing these precision marketing techniques, we have been able to sustain product growth, revitalize acquired products and successfully launch new products in the United States.

In the United Kingdom, we have restructured our product range with the launch of Menoring®(R) and Regurin®(R) in fiscal year 2001 to focus on women''s healthcare products and the discontinuation and disposal of less profitable non-core brands. Our United Kingdom and Ireland sales force directly contacts general practitioners, community pharmacies and hospital consultants throughout the United Kingdom and Ireland.

Competition

The pharmaceutical industry is highly competitive. Our branded products compete with brands marketed by other pharmaceutical companies including large, fully integrated concerns with financial, marketing, legal and product development resources substantially greater than ours.

The principal competitors in the women's health therapeutic category are in the United States and include the women's healthcare divisions of Johnson & Johnson, American Home Products, Pfizer, Schering, A.G. and Akzo-Nobel. The principal competitors for our other products are Medicis, Quintiles, Pharmacia and Sanofi.

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

Our branded pharmaceutical products also are or may become subject to competition from generic equivalents because there is no proprietary protection for most of the branded pharmaceutical products we sell. For instance, Estrace® tablets are in direct competition with generic products. Generic substitutes for some of our branded pharmaceutical products are also sold by other pharmaceutical companies that claim that their products provide equivalent therapeutic benefits at a lower cost. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations.

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

Manufacturing, Supply and Raw Materials

We manufacture most of our finished pharmaceutical products for the U.K. market at our facilities in Craigavon and Larne, Northern Ireland. The principal components used in the manufacture of our pharmaceutical products are active and inactive pharmaceutical ingredients and certain packaging materials. We have multiple sources for the majority of our raw materials for our U.K. products and select most of our suppliers on the basis of competitive pricing. We believe that adequate replacement sources are available to meet our U.K. pharmaceutical product requirements at little or no incremental cost.

Certain of our U.K. pharmaceutical products and all of our U.S. pharmaceutical products are manufactured for us under contracts with third parties. Accordingly, we are dependent upon our contract manufacturers in the United States, and to a lesser extent in Europe. Their breach of their contractual obligations could adversely affect us. We cannot assure you that our contract manufacturers will be able to manufacture our products without interruption, that they will comply with their obligations under our various supply arrangements, or that we will have adequate remedies for any breach. In addition, their failure to comply with regulatory requirements and to keep their facilities in good working order could adversely affect the supply of products to us. To ensure their compliance, we conduct quality assurance audits of our contract manufacturers' sites and records to determine compliance with the relevant regulatory requirements.

Bristol-Myers Squibb Company manufactures our Estrace® cream and Ovcon® oral contraceptives under long-term supply agreements that run through February 2009. Estrace® tablets are also manufactured for us by Bristol-Myers Squibb Company under a supply agreement that runs through July 2006. Duricef®(R) is manufactured for us by Bristol-Myers Squibb Manufacturing Company under a supply agreement that runs through March 2007. Doryx®(R) is supplied to us by FH Faulding & Co Limited under a license and distribution arrangement that runs through 2009 and is renewable thereafter. Upon completion of the Sarafem®(R) acquisition, Lilly will continue to manufacture Sarafem®(R) for us pursuant to a three-year manufacturing agreement which may, under certain circumstances, be extended for one additional year. We expect the Estrace® cream, Estrace® tablets, Ovcon® , Duricef®(R), Doryx®(R) and Sarafem®(R) products to account for a significant percentage of our U.S. product sales in fiscal year 2003. In the event that a supplier suffers an event that caused it to be unable to manufacture our product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on our business.

In the United States, the FDA must approve suppliers of certain ingredients for our products and of finished product. The development and regulatory approval of our U.S. products is dependent on our ability to procure active ingredients, packaging materials and finished product from FDA approved sources. If pharmaceutical ingredients, packaging materials or finished product were no longer available from an FDA approved source, we would be required to obtain FDA approval to change the supplier of that material or product. The qualification of a new supplier could potentially disrupt the manufacture, and therefore our supply of products for sale. Although we consider our sources of supply to be adequate, and to date, no significant difficulty has been encountered in obtaining product materials, there can be no assurance that we will continue to be able to obtain materials and finished product as required.

Trademarks, Patents and Proprietary Rights

Protection of intellectual property, patents and trademarks is a key company strategy for projects and new products of significant business importance.

Patents, Trade Secrets and Proprietary Knowledge

We rely on patents, trade secrets and proprietary knowledge to protect intellectual property. We generally seek to protect these items by filing applications for patents on certain inventions, enforcing our legal rights against third parties that we believe may infringe our intellectual property rights, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. For a discussion of certain legal proceedings relating to our pending acquisition of Sarafem® see ""Item 8 -- Legal proceedings."" We do not ultimately control whether our patent applications will result in issued patents, whether we will be successful in enforcing our legal rights against third party infringers, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors. In addition, most of our currently marketed branded pharmaceutical products are not protected by patents and proprietary rights and therefore are or may become subject to competition from generic equivalents. For a further discussion of our competition, please see "-- Competition."

Trademarks

Due to our branded product focus, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands in all jurisdictions in which we operate. The names indicated below are certain of Galen's key registered trademarks, some of which may not be registered in all jurisdictions:

Doryx®	NataFort®
Duricef®(R)	Ovcon®
Estrace®	Pyridium®
Femring®	Pyridium Plus®
Kapake®	Regurin®
Menoring®	Warner Chilcott®
Moisturel®(R)

We also police our trademark portfolio against infringement. However, our efforts may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach because, for example, a violating company may be insolvent.

Government Regulation

Pharmaceutical companies operating in the United Kingdom and in the United States are subject to regulatory controls governing the development, manufacture, labeling, supply and marketing of their products.

United Kingdom

Obtaining a Marketing Authorization. No pharmaceutical product may be marketed in the European Union without a marketing authorization. The U.K. Medicines Act 1968 (the ""Medicines Act"") governs applications for marketing authorizations for human use in the United Kingdom. The Medicines Act implements detailed European Union Directives on the licensing of pharmaceuticals. Each time new legislation is introduced at the European level, in the form of a Directive, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are essentially the same as those in force in other states within the European Union. In addition, individual countries within the European Union may implement additional national legislation relating to, for example, specific labeling requirements, the regulation of pharmaceutical prices and third party reimbursement of pharmaceutical products.

Registration Systems. Three principal systems exist in the European Union for registering pharmaceutical products: the national system, the mutual recognition system and the centralized system.

The national system involves the submission of a marketing authorization application to one member state of the European Union. When a company wishes to apply for marketing authorizations in more than one European Union state, either the mutual recognition (decentralized) procedure or the centralized procedure must be used (as appropriate).

The mutual recognition procedure works on the principle of the mutual recognition by EU member states of their respective national marketing authorizations. Under the procedure, an applicant may seek to have an existing authorization recognized by one or more other member states selected by the applicant. The applicant must submit identical applications to the relevant member states and all member states must be notified of them. As soon as one member state decides to evaluate the medicinal product (it them then becomes the ""reference member state"" (""RMS"")), it notifies this decision to the other member states (""concerned member states"" (""CMSs"")) to whom the application has been sent. The RMS then sends a detailed assessment report to all member states who have 90 days to recognize the decision of the RMS. If the original national marketing authorization is not mutually recognized by another member state, the points in dispute are referred to the European Agency for the Evaluation of Medicinal Products (""EMEA"")'s Committee for Proprietary Medicinal Products (""CPMP"") for arbitration. The CPMP opinion is forwarded to the European Commission which makes the final decision. Once the Commission decision is taken, it is binding on all CMSs. Other member states not directly concerned at the time of the decision are also bound as soon as they receive a marketing authorization application for the same product.

The centralized system is a process for which there is a single application, a single evaluation and a single authorization for medicinal products. This system applies only to certain types of applications (compulsory for certain biotechnology products and optional for certain other products, including new chemical entities not previously authorized in the European Union, medicinal products administered by significantly innovative and novel delivery systems and significant new indications for existing products). The process is administered by the EMEAEuropean Agency for the Evaluation of Medicinal Products (described below).

A marketing authorization, granted pursuant to the centralized procedure, is recognized in all European Union member states. As with the mutual recognition system, a specific timetable is specified for evaluation of the application, including allowances for appeals.

The European Agency for the Evaluation of Medicinal Products (the "EMEA") EMEA was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. The EMEA is responsible for coordinating the evaluation and supervision of medicinal products for both human and veterinary use across the European Union. The EMEA's opinion forms the basis for the European Commission''s authorization of the marketing of a product approved by the centralized system. The EMEA's Committee for Proprietary Medicinal Products CPMP also arbitrates between member states of the European Union on other medicinal products submitted under the mutual recognition procedure. The EMEA comprises a management board, three committees of scientific experts responsible for preparing the EMEA's opinion (one for medicinal products for human use, one for medicinal products for veterinary use and one for the designation of ""orphan drugs"" for rare diseases), an executive director and a permanent secretariat.

Criteria Assessed in Obtaining a Marketing Authorization. European Directive 2001/83/EC sets out the basic principles for the regulation of marketing of medicinal products within the European Union. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. Any application for a marketing authorization must be accompanied by, among other things, the results of:

- physico-chemical, biological or microbiological tests (establishing the quality of the products);

- pharmacological and toxicological tests (establishing the safety of the product); and

- clinical trials (studies in humans establishing efficacy and safety).

The quality of the product is determined by laboratory studies and tests. These verify both the chemical constitution and stability of the product as well as the manufacturing processes used.

The safety of the product is initially determined by studies to show matters such as toxicity, the effect on reproductive potential, adverse effects on genes, whether the product has the ability to cause cancer, how the product is distributed within the body, how quickly the body eliminates the product and the product's interaction with other body chemicals.

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

Phase II clinical trials assess the product for its short-term safety and preliminary efficacy in a limited number of patients. Later Phase II trials may be comparative (e.g. comparing the product with a placebo). The appropriate dose ranges and regimens for Phase III (safety and efficacy) trials are also determined during this phase.

Phase III clinical trials are a comprehensive evaluation of safety and efficacy of the product based upon larger patient groups. The pattern and profile of the more frequent adverse reactions are investigated in detail and special features of the product are explored.

Phase IV clinical trials are studies performed after a marketing authorization has been granted. They are designed to monitor drug use in the normal patient population. These studies are usually larger in scale and focus on efficacy in clinical practice and side effects.

In certain well-defined situations, the results of pharmacological and toxicological tests and clinical trials do not have to be provided, thus allowing for "abridged" applications. Directive 2001/83/EC provides for abridged applications in three defined cases:

- where the medicinal product is essentially similar to a medicinal product authorized in the member state concerned by the application and the holder of the marketing authorization for the original medicinal product has consented to the use of its data for the purpose of examining the application in question; or

- where the constituent or constituents of the medicinal product have a well established medicinal use, with recognized efficacy and safety demonstrated by detailed references to published scientific literature; or

- where a medicinal product which is essentially similar to a medicinal product which has been authorized in the European Union for six years (or ten for some member states of the European Union) and is marketed in the member state concerned, and where consent to refer to the first applicant's data has not been given.

The EMEA has formulated numerous guidelines to provide guidance on existing European Directives relating to safety, quality and efficacy. In addition, we, along with other companies in Europe, operate within a system of good practice procedures which are standards by which laboratory studies, manufacturing procedures, clinical trials and regulatory processes are conducted.

A marketing authorization may be submitted when appropriate data are available. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted by that regulatory authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant or may require additional data before an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain approvals in individual countries varies, but can take from a few months to several years from the date of application. The trend over the years has been towards greater regulation. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.

Maintenance of Marketing Authorizations. A marketing authorization is granted for five years and is renewable for five-year periods thereafter. However, regulatory authorities have the power to amend, suspend or revoke a marketing authorization at any time if they are no longer satisfied as to the product's safety, quality or efficacy. In addition, the holder of the marketing authorization remains obligated to ensure that the product keeps pace with the state of scientific and technical knowledge in terms of its production and control and to review and report adverse events to the relevant authority. As a result, the holder of a marketing authorization may also seek to amend that marketing authorization. Any changes made to the authorization must be approved by the relevant regulatory authority by way of variation applications before the changes can be implemented by the holder of the marketing authorization.

The Role of the U.K. National Health Service. Pharmaceutical products with a marketing authorization and requiring a prescription in order to be dispensed may be prescribed other than through the U.K. National Health Service, or NHS, but the vast majority of prescription-only medicines are prescribed under NHS prescriptions. The price the NHS pays for branded (as opposed to generic) products prescribed is determined by the Pharmaceutical Price Regulation Scheme (described below).

In 1999, the National Institute for Clinical Excellence (""NICE"") was established to, among other things, assess the clinical and cost effectiveness of medicinal and other health products referred to it for appraisal. The outcome of an appraisal is a recommendation from NICE as to whether the product(s) appraised ought to be prescribed on the NHS (i.e., at public expense) and, if so, in what circumstances. Technologies and products for review are selected by the U.K. Department of Health and are assessed by a NICE Appraisals Board, a body of clinicians and scientific experts, on the basis of representations made by the manufacturer, patient groups and other interested parties selected as consultees.It is highly unlikely that a product which is not recommended by the Appraisals Board as being cost effective will be prescribed in significant numbers via the NHS.

Pharmaceutical Price Regulation Scheme. Companies that sell branded products to the NHS may elect to join the Pharmaceutical Price Regulation Scheme, or PPRS, and, in practice, the suppliers of most drugs purchased by the NHS do so. The PPRS is administered by the U.K. Department of Health and the present scheme operates for a period of at least five- years from October 1, 1999. Under the scheme, companies are generally permitted to earn a return on capital employed on products sold to the NHS. In order to determine the return on capital employed, a company is required to supply certain financial information to the U.K. Department of Health each year in an amount and level of detail based upon a company's level of sales to the NHS.

However, the U.K. Department of Health has the right to call for a full financial return from any company if the circumstances appear to warrant it.

Under the current PPRS, the prices of pharmaceuticals covered by it were generally cut by 4.5%. Prices may be increased by agreement with the U.K. Department of Health if the company requesting the increase meets certain specified criteria.

United States

FDA and other Regulatory Requirements. With the acquisition of Warner Chilcott, we have become increasingly subject to the regulatory oversight of the FDA and other regulatory agencies.

The research, development and commercial activities relating to prescription pharmaceutical products are subject to extensive regulation by the FDA. Most pharmaceutical products are subject to rigorous preclinical testing and clinical trials and to other approval requirements under the Federal Food, Drug and Cosmetic Act, or FDCA, and the Public Health Services Act. In addition, manufacturers of approved drugs must comply with current Good Manufacturing Practices, or cGMP. Manufacture and disposal of pharmaceutical products in the United States is also regulated by the Environmental Protection Agency.

The FDCA, the Public Health Act, the Controlled Substances Act, and other federal statutes and regulations govern or influence many aspects of our business in the United States. All pharmaceutical marketers are directly or indirectly (through third parties) subject to regulations that cover the manufacture, testing, storage, labeling, documentation/record keeping, approval, advertising, promotion, sale, warehousing, and distribution of pharmaceutical drug products. Non-compliance can result in fines and judicially imposed sanctions, including product seizures, injunctive actions and criminal prosecutions. In addition, administrative or judicial actions can result in the recall of products and the total or partial suspension of manufacture and/or distribution. The government can also refuse to approve pending applications or supplements to approved applications. The FDA also has the authority to withdraw approvals of drugs in accordance with statutory due process procedures.

FDA approval is required before any dosage form of any unapproved drug, including a generic equivalent of a previously approved drug, can be marketed. Certain drugs are not considered by the FDA to be "new" drugs and fall outside of the typical FDA pre-marketing approval process. These drugs, referred to as "grandfathered" products, generally were in use prior to the enactment of the FDCA. Several of the products acquired by us in the Warner Chilcott transaction are being marketed in the United States in reliance upon their grandfathered status. In addition, Warner Chilcott has identified grandfathered drugs as a potential source of opportunities to develop and launch new products. The FDA has expressed the view that all prescription drugs should ultimately be subject to pre-market clearance requirements. If the FDA adopts this stance it could potentially affect products currently, or proposed to be, marketed as grandfathered drugs. The FDA regulations require post-marketing reporting of adverse drug events of the drug product. The FDA may, at any time, take action to modify and restrict the drug's product labeling or withdraw approval of the product should new information come to light about the safety of the drug product.

The FDA regulates post-approval advertising and promotional activities to assure that these activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to these requirements could result in regulatory actions that could have an adverse effect on our U.S. business, results of operations, and financial condition.

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

Other U.S. Regulation. The Prescription Drug Marketing Act, or PDMA, which amends various sections of the FDCA, imposes requirements and limitations upon drug sampling and prohibits states from licensing wholesale distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include, among other things, minimum standards for storage, handling and record keeping. The PDMA also sets forth civil and criminal penalties for violations of these and other provisions. The FDA and the states are still implementing various sections of the PDMA.

Medicaid, Medicare and other reimbursement legislation or programs govern reimbursement levels, including requiring that all pharmaceutical companies rebate to individual states a percentage of their revenues arising from Medicaid-reimbursed drug sales. We believe that the U.S. federal and/or state governments may continue to enact measures in the future aimed at reducing the cost of prescription drugs to the public.

We are subject to U.S. federal, state and local laws in the jurisdictions in which we operate, such as laws regulating working conditions. In addition, we may be subject to some liability for compliance with environmental laws by third party manufacturers of its products.

Products marketed outside of the United States that are manufactured in the United States are subject to certain FDA regulations, as well as regulation by the country in which the products are sold. While we do not currently have plans to market any of our U.S. products in other countries, we may do so from time to time.

Seasonality

Taken as a whole neither our pharmaceutical products business nor our pharmaceutical services businesses (which have been sold) are materially affected by seasonal factors.

C. Organizational Structure

The following is a list of our significant subsidiaries, as of September 30, 2002, their country of incorporation and their principal activity. Each of these entities is a wholly-owned subsidiary of Galen Holdings.

Subsidiary	Principal Activity	Country of Incorporation

Galen Limited	Pharmaceutical research and development, manufacturing and marketing	Northern Ireland

Galen (Chemicals) Limited	Pharmaceutical sales and distribution	Republic of Ireland
Galen (UK) Limited	Holding company	Northern Ireland
Warner Chilcott, plc	Pharmaceutical development and marketingsales and distribution	Republic of Ireland
Warner Chilcott Inc.	Pharmaceutical development, marketing and distribution	United States

Warner Chilcott Laboratories (Ireland) Ltd.	Research, development and product licensing	Republic of Ireland

D. Property, Plant and Equipment

We operate from modern dedicated facilities based at two sites in Northern Ireland. In February 2002, we executed an agreement with the Industrial Development Agency of the Republic of Ireland for a grant in support of the construction and operation of a new production facility in Ardee in the Republic of Ireland, to meet longer-term requirements. We also lease approximately 33,000 sq. ft. of office space in Rockaway, New Jersey. We also lease office space in Dun Laoghaire and Ardee in the Republic of Ireland.

Our product manufacturing facilities in Northern Ireland are located at two sites that total in excess of 30 acres. Our facilities at Craigavon, totaling 140,000 sq. ft., manufacture tablet and capsule formulations, as well as sacheting powders and granules. Dedicated suites for the manufacture of cephalosporin and penicillin antibiotic products are also located at Craigavon. Our administration, regulatory compliance, sales, marketing and distribution activities for the United Kingdom and Ireland are also based at the Craigavon site.

We have a 106,000 sq. ft. facility in Larne, Northern Ireland dedicated to the the manufacture of our IVRs as well as our sterile product range. The Larne facility also houses pharmaceutical research and development facilities.

All of our existing facilities used in our pharmaceutical products business, which together extend to approximately 250,000 sq. ft., are approved by the MCA. The FDA approved our manufacturing facility in Larne in 2002 in addition to the several manufacturing suites at our Craigavon facility approved in 1999.

During the year ended September 30, 2002, in connection with the disposal of our pharmaceutical services businesses, we sold our pharmaceutical services facilities. See ""Item 4. Information on the Company.""

Item 5. Operating and Financial Review and Prospects.

A. Operating Results

General

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the selected financial information of Galen, the consolidated financial statements for the fiscal years 2000, 2001 and 2002 together with the notes to the consolidated financial statements, as well as the business description included in this annual report. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP. In addition, the following discussion does not include the results from our discontinued operations, unless otherwise indicated.

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

The acquisition of Warner Chilcott, which closed on the last business day of our 2000 fiscal year, was accounted for as a purchase. The acquisition had and will have the following effects on our results of operations:

* We recognized goodwill in the amount of $212.1 million.

* We recognized intangible assets in the amount of $199.9 million related to the Ovcon® 35 and Ovcon® 50 and Estrace® cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology. We will amortize the amount over a period of 20 years and, as a consequence, amortization of intangible assets will be substantially greater than prior periods and reduce net income accordingly.

In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12 ⅝% senior notes due 2008. After certain bondholders exercised their repurchase rights in connection with the acquisition of Warner Chilcott, $159.7 million of senior notes remained outstanding. During the year ended September 30, 2002, we repurchased $111.3 million of principal amount of senior notes in privately negotiated transactions. We may, from time to time depending on market conditions, continue to repurchase Warner Chilcott's senior notes in the open market.

Effect of Acquisitions and Disposals. We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000 and intend to continue to acquire complementary products in the future. We also disposed of our CSS business in December 2001, CTS business in May 2002 and ICTI business in August 2002 and therefore no longer have any pharmaceutical services businesses. The following discussion does not include the results from our discontinued businesses unless otherwise indicated. A description of these acquisitions and disposals may be found under ""Item 4:. Information on the Company."" A consequence of our acquisition strategy is that our results of operations may not be comparable to prior year periods.

Effect of Equity Offering. In July 2001, we completed our third equity offering. The total net proceeds to us, after underwriters' commissions and other expenses of the offering, were approximately $268 million. We have used a substantial portion of these proceeds to repay debt and, to a lesser extent, to purchase Duricef® (R) and Moisturel® (R). We intend to use the remaining net proceeds to expand our portfolio of branded pharmaceutical products, by pursuing other selected product acquisition and strategic opportunities, and for general corporate purposes. Pending our use of the remaining net proceeds, we have invested them in short-term, interest-bearing, investment grade deposits and securities.

Effect of Currency Fluctuations. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (74% in fiscal 2002). We translate revenue earned in pounds sterling to U.S. dollars in our financial statements in this annual report at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings. Changes in exchange rates between the U.S. dollar and the pound sterling will affect our results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S. dollar reported earnings; while the depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant policies are described in Note 1 to the consolidated financial statements included in Item 18 of this annual report.

Impairment of Goodwill

We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. We have completed our impairment test as of June 30, 2002 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment would affect our financial condition and results of operations.

Impairment of Definite Lived Intangible Assets

We assess the impairment of definite lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which we consider could trigger an impairment review include but are not limited to the following: (i) significant negative industry or economic trends (ii) current, historical or projected losses that demonstrate continuing losses. When we determine that there is an indicator that the carrying value of definite lived intangible assets may not be recoverable, we measure impairment based on estimates of future cashflow. These estimates include assumptions about future conditions within the Company and the industry. If actual cashflows differ from those projected by management, additional write-offs may be required.

Allowance for Doubtful Accounts

We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management''s judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

Inventory

Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management''s judgment.

Results of Operations

Years Ended September 30, 2002 and 2001

Revenue. Revenue from continuing operations of $235.2____ million for the year ended September 30, 2002 (fiscal 2002) of $235.2 million increased 28%, or $51.4 million, from $183.8 million for the year ended September 30, 2001 (fiscal 2001). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. 74% of our fiscal 2002 revenue from continuing operations was generated in the United States, compared to 6164% in fiscal 2001.

Our top three performing products, Ovcon (R)®, our oral contraceptive, Estrace (R)® cream, which we promote to the urologist for vulval and vaginal atrophy associated with menopause, and Doryx® (R), our pelletized oral formulation of doxycycline for the treatment of acne, continued to generate improved results. Contributing to this improvement was our launch in January 2002 of our new 75 mg. dosage strength for Doryx® (R) to complement our already strong performing Doryx® (R) 100 mg. product. During fiscal 2002, we further expanded our portfolio of products marketed to the dermatologist in the United States with our acquisition of Duricef® (R) and Moisturel® (R) in March 2002. Sales for Estrace® (R) tablets, acquired in June 2001, were recorded for a full year in fiscal 2002 and for our final quarter in fiscal 2001.

Gross profit and gross margin. Gross profit of $183.7 million for fiscal 2002 increased 32%, or $44.1 million from $139.6 million in fiscal 2001. These improved results reflect the significant increase in our revenues from our high margin pharmaceutical products in the United States. Our gross margin increased from 76% in fiscal 2001 to 78% in fiscal 2002.

Selling, general and administrative. Selling, general and administrative expenses of $64.5 million were consistent with fiscal 2001. Increased selling and promotion costs of $11.4 million in support of our product portfolio and newly launched products, were offset primarily by foreign currency gains.

Research and Development. Our research and development expenses of $19.8 million increased 45%, or $6.1 million, from $13.7 million in fiscal 2001 as we continued to increase our investment in our pharmaceutical product portfolio. Our activities were focused on the development of proprietary products for marketing in the United States, which were based on drug delivery systems such as the intravaginal ring, or IVR. We also pursued new products and line extensions of our branded products that would complement and strengthen our pharmaceutical business. During fiscal 2002, we submitted NDA's with the FDA for our estrogen replacement therapy ("ERT") IVR and an Ovcon line extension, both of which were subsequently accepted for filing by the FDA. In October 2002, we received an approvable letter from the FDA for the ERT estrogen replacement therapy IVR product, which we propose to call Femring® (R) in the United States. Our proprietary line extension for Estrace® (R) tablets is in Phase III trials in the United States and we anticipate submitting an NDA in mid-2003. Our activities also included the development of other IVR applications for the treatment of sexual dysfunction and local infection.

Depreciation and amortization expense. Depreciation expense of $5.3 million for fiscal 2002 increased $1.0 million from $4.3 million in fiscal 2001. This increase was the result of our continued investment in our property, plant and equipment. Amortization expense of $19.5 million decreased 26%, or $6.7 million, from $26.2 million in fiscal 2001. Effective October 1, 2001, we ceased amortizing our goodwill due to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The resulting reduction in amortization expense of $13.6 million was significantly offset by the increase in amortization expense associated with our acquisition of Duricef®(R) and Moisturel®(R) in March 2002 and Estrace®(R) tablets in June 2001.

Interest income and interest expense. Interest income of $10.8 million for fiscal 2002 increased 71%, or $4.5 million, from $6.3 million in fiscal year 2001 as average funds held for investment were higher during fiscal 2002 than in fiscal 2001. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million in net proceeds and, more recently, as a result of our sale of our services businesses for which we received approximately $229 million (net of costs). Interest expense of $16.5 million decreased 26%, or $5.9 million, from $22.4 million in fiscal 2001. This expense reduction was related to our purchase of a portion of Warner Chilcott''s 12 ⅝% Senior Notes due 2008 acquired as part of the Warner Chilcott transaction. During fiscal 2002, we purchased in privately negotiated transactions a total of $111.3 million principal amount of the notes. The average principal amount outstanding during fiscal 2002 was $111.4 million, compared to $168.0 million during fiscal 2001.

Provision for income taxes. Taxes increased 298%, or $17.9 million to $23.9 million for fiscal 2002 compared to $6.0 million for fiscal 2001. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both fiscal 2002 and 2001. The federal statutory rate in the United States was 35% in both years. In the Republic of Ireland, the statutory rate was 17% in fiscal 2002 and 21% in fiscal 2001. Our effective tax rate was 35% in fiscal 2002 and 41% in fiscal 2001. The lower effective tax rate in fiscal 2002 is primarily attributable to the cessation of goodwill amortization effective October 1, 2001 described above.

Discontinued Operations. Our discontinued operations represented our pharmaceutical services businesses, which were ICTI (sold as of August 23, 2002), CTS (sold as of May 31, 2002) and CSS (sold as of December 31, 2001). In fiscal 2002, we reported a gain of $101.1 million, net of taxes of $3.9 million, representing the sale of these businesses. Also included in our results was income from discontinued operations of $7.0 million, net of taxes of $2.2 million, representing results for ICTI, CTS and CSS through their respective dates of sale.

Extraordinary Loss. The extraordinary loss recorded in fiscal 2002 represents the premium of $16.8 million we paid in connection with the purchase of $111.3 million principal amount of senior notes. The premium of $16.8 million was offset by a tax benefit of $5.3 million and adjusted for the write-off of amortization of discount.

Net income. The result of the items discussed above was that we reported $145.2 million of net income for fiscal 2002 as compared to net income of $16.4 million in fiscal 2001. Net income per ADS was $3.13 on a basic basis ($3.12 on a diluted basis). The weighted average number of ADS equivalent shares outstanding increased by 6.0 million due primarily to the issuance of 6.6 million ADS equivalents in relation to our July 2001 equity offering, offset by the 0.5 million ADS equivalents we repurchased during fiscal 2002. Our Board of Directors recommended the payment of a final dividend of 2.00 pence per ordinary share, a 20% increase over fiscal 2001, making the total dividend for fiscal 2002 3.00 pence per ordinary share compared to 2.49 pence per ordinary share in fiscal 2001. Suzanne - shouldn't this be in $$ per ADR?

Years Ended September 30, 2001 and 2000

Revenue. Revenue from continuing operations of $183.8 million for the year ended September 30, 2001 (fiscal 2001) of $183.8 million increased 165%, or $114.4 million, from $69.5 million for the year ended September 30, 2000 (fiscal 2000). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. Our acquisition of Warner Chilcott at the beginning of fiscal 2001 was the primary factor contributing to the significant increase in revenue from continuing operations. Our acquisition of Estrace® tablets in the final quarter of fiscal 2001 also contributed to our increased revenues. Organic growth of our existing product portfolio also contributed to the increase in our revenue from continuing operations. 6164% of our fiscal 2001 revenue from continuing operations was generated in the United States, as compared to none in fiscal 2000.

Gross profit and gross margin. Gross profit of $139.6 million for fiscal 2001 increased 284%, or $103.2 million, from fiscal 2000 due to the significant increase in our product sales and our greatly improved gross profit margins. Gross margin increased to 76% from 52% in fiscal 2000. Increased revenues and improved gross margin were due primarily to our acquisition of Warner Chilcott at the end of fiscal 2000.

Selling, general and administrative. Selling, general and administrative expenses of $64.8 million increased 578%, or $55.2 million, from fiscal 2000 expenses of $9.6 million. This increase in costs was primarily due to operating expenses of $41.1 million associated with the acquisition of Warner Chilcott at the beginning of fiscal 2001. Also contributing to the increase in costs were additional pharmaceutical product selling expenses related to the expansion of our U.K. and Ireland sales force from 65 to 125 representatives to support the launches of Menoring® and Regurin® ..

Research and Development. Our research and development expenses of $13.7 million increased 10%, or $1.2 million, from $12.5 million in fiscal 2000. During fiscal 2001 we worked on the approval, both in Europe and the United States, of our first IVR based product for ERT, which is called Menoring® in the United Kingdom and is proposed to be called Femring® in the United States. Having received U.K. approval for this product in April 2001, our research and development activities continued in support of obtaining marketing approval throughout Europe and in the United States. During fiscal 2002, we submitted an NDA with the FDA for Femring®(R), which was subsequently accepted for filing by the FDA. In October 2002, we received an approvable letter from the FDA for this product.

Depreciation and amortization expense. Depreciation expense of $4.3 million for fiscal 2001 increased $0.9 million from $3.4 million in fiscal 2000. This increased expense was associated with capital investments in our property, plant and equipment. The significant increase in amortization expense of $23.6 million to $26.1 million in fiscal 2001 from $2.5 million in 2000 was due to the amortizable assets we acquired in the Warner Chilcott transaction.

In fiscal 2000, we recorded a $26.4 million charge for the value of acquired in-process product research and development, which was related to our acquisition of Warner Chilcott. No similar charges were recorded in fiscal 2001.

Interest expense and interest income. Interest income of $6.3 million for fiscal 2001 increased 106%, or $3.2 million, from $3.1 million in fiscal 2000 as average funds held for investment were higher during fiscal 2001 than 2000. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million net of fees. Interest expense of $22.4 million in fiscal 2001 increased $21.3 million from $1.1 million in fiscal 2000 primarily because of interest expense associated with the $200.0 million principal amount of senior notes acquired as part of the Warner Chilcott transaction. The full $200.0 million principal amount was outstanding until the redemption of $40.3 million in mid December 2000 as a result of the change in control provision of the note indenture.

Provision for income taxes. Taxes increased 48%, or $2.0 million, to $6.0 million, from $4.0 million in fiscal 2000. We operate mainly in two-tax jurisdictions, the United Kingdom and the United States. The federal statutory rate in the United States was 35% in both 2001 and 2000. In the United Kingdom the statutory rate was 30% in both years. Our effective tax rate was 41% in fiscal 2001. Although we reported a loss in fiscal 2000, taxes of $4.0 million were provided for as the acquired in-process product research and development in the amount of $26.4 million is not deductible for tax purposes.

Discontinued Operations. Our discontinued operations represented our pharmaceutical services businesses, which were ICTI (sold as of August 23, 2002), CTS (sold as of May 31, 2002) and CSS (sold as of December 31, 2001). Included in our results was income from discontinued operations of $7.8 million, net of taxes of $3.7 million, representing results for ICTI, CTS and CSS for fiscal 2001.

Net income (loss). Due to the factors set forth above, we reported net income of $16.4 million as compared to a loss of $7.4 million in fiscal 2000. Net income per ADS was $0.41 and $0.40 on a basic and diluted basis, respectively. The weighted average number of ADS equivalents outstanding increased by 10 million from 2000 to 2001 primarily due to the issuance of 6.6 million ADS equivalent shares in relation to our equity offering in July 2001. The remaining shares issued during fiscal 2001 were issued in connection with the exercise of options and warrants. Our Board of Directors recommended the payment of a final dividend of 1.66 pence per ordinary share, an increase of 20% over 2000, making the total dividend for the year of 2.49 pence per ordinary share compared to 2.07 pence per ordinary share in fiscal 2000.

New Accounting Pronouncements

Please refer to Note 1 to the consolidated financial statements included in Item 18 of this Form 20-F.

B. Liquidity and Capital Resources

During fiscal 2002 two significant activities impacted our liquidity and capital resources. The first was the sale of our pharmaceutical services businesses (ICTI, CTS and CSS), which contributed $228.6 million to our cash position at the close of fiscal 2002. This positive cash flow was more than offset by our cash out flow of $249.3 million representing our repayment of long-term obligations. Cash flow was also decreased by asset purchases totaling $59.3 million, of which $40.4 million was related to our acquisition of Duricef®(R) and Moisturel®(R) in March 2002. Finally, we repurchased 2,050,000 ordinary shares (512,500 ADS equivalents) that further reduced our cash by $12.5 million.

The following table summarizes our net decrease in cash and cash equivalents:

	For the Years Ended September 30,
	2002	2001	2000
	(in thousands)
Net cash provided by operating activities	73,378	52,913	18,810
Net cash provided by (used in) investing activities	160,464	(140,804)	15,743
Net cash (used in) provided by financing activities	(267,300)	300,145	69,822
Net (decrease) increase in cash and equivalents	(33,458)	212,254	104,375

Our net cash provided by operating activities increased by $20.5 million in fiscal 2002 compared to 2001. Net income excluding the impact of non-cash items such as depreciation, amortization of intangibles and the gain on the sale of our pharmaceutical services businesses increased 60%, or $31.7 million, from $53.0 million in fiscal 2001 to $84.7 million in 2002. Working capital related to the continued expansion of our pharmaceutical business increased by $11.2 3 million from fiscal 2001.

At September 30, 2002, Galen had total borrowings of $52.0 million, consisting of the Warner Chilcott senior notes and bank and equivalent funding. The balance of the principal amount of the notes is redeemable, in whole or in part, at the option of Warner Chilcott beginning in 2004 at redemption prices that decrease annually to the maturity date and range from 106.3125% to 100%. The note indenture limits the ability of Warner Chilcott to incur or guarantee additional debt, as well as to pay dividends or to redeem or to repurchase capital stock. We may, from time to time, depending on market conditions, purchase Warner Chilcott's senior notes in the open market, and, or repay other outstanding borrowings.

Bank and equivalent funding at September 30, 2002, amounted to $2.2 million, of which $0.8 million was at variable rates based on LIBOR. We do not make use of derivatives to hedge interest rate risk as we believe that our exposure to changes in interest rates under the variable rate agreements will not have a significant effect on our financial condition or results of operations.

Of our total indebtedness of $52.0 million at September 30, 2002, $49.8 million was denominated in U.S. dollars and the balance in pounds sterling. We had no foreign currency option contracts at September 30, 2002.

We intend to fund our future liquidity needs, including capital expenditures and dividend payment, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We generally expect to fund repayments of indebtedness with other indebtedness. In the event that we pursue a significant acquisition, we may be required to raise additional funds through additional indebtedness, the issuance of debt or equity securities.

Financial Condition

	As of September 30,
	2002	2001
	(in thousands)

Total assets	$ 1,072,231	$ 1,150,039
Indebtedness	$ 51,961	$ 258,509
Other liabilities	111,263	153,347
Total liabilities and minority interest	$ 163,224	$ 411,856
Total shareholders' equity	$ 909,007	$ 738,183

Total assets as of September 30, 2002 decreased $77.8 million from September 30, 2001 primarily due to the sale of our pharmaceutical services businesses, for which total assets amounted to $133.8 as of September 30, 2001. Although total assets remained fairly consistent for our continuing operations, the following fiscal 2002 transactions impacted our total assets.

* cash and cash equivalents increased by the proceeds we received from the sale of our pharmaceutical services businesses for which we received approximately $229 million (net of costs),

* we purchased $111.3 million principal amount of senior notes for $128.2 million plus accrued interest,

* we repaid the equivalent of approximately $138 million in debt denominated in pounds sterling,

* intangible assets increased mainly as a result of our acquisition of Duricef®(R) and Moisturel®(R) for approximately $40.4 million,

* we repurchased a total of 2,050,000 ordinary shares (512,500 ADS equivalents) for $12.5 million, and

* a net increase in property, plant and equipment of $10.0 million from our continued investment in our facilities.

Total indebtedness decreased $206.5 million as compared to our debt at September 30, 2001. As described above, in fiscal 2002 we repaid a total of $249.3 million in debt.

Shareholders' equity increased $170.8 million principally as a result of our fiscal 2002 net income of $145.2 million (including the gain on disposal of discontinued operations of $101.1 million) and foreign currency translation gains of $41.1 million. These increases were offset by a reduction to shareholders'' equity of $12.5 million representing our share repurchase and $7.4 million for dividends declared.

The ratio of indebtedness to our total capitalization (indebtedness plus shareholders' equity) decreased from 26% at September 30, 2001 to 5% at September 30, 2002. The decrease was primarily due to the repayment of long-term debt as described above and the increase in retained earnings arising from our fiscal 2002 net income.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

Contractual Commitments

The following table summarizes our financial commitments as of September 30, 2002 (in thousands):
Payments due by period:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt: Variable Rate Bank Debt Fixed Rate Bank Debt Fixed Rate Notes	$ 788 783 49,774	$ 315 301 --	$ 473 482 --	$ -- -- --	$ -- -- 49,774
Capital Lease Obligations	$ 616	$ 392	$ 224	$ --	$ --
Operating Leases	$ 616	$ 400	$ 216	$ --	$ --
Total Contractual Obligations	$52,577	$ 1,408	$ 1,395	$ --	$ 49,774

C. Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development activities, patents and licenses, please see the information set forth under the heading "Item 4: Information on the Company -- Business Overview" in this annual report.

D. Trend Information

Several trends may affect our future results of operations, liquidity and capital resources, including:

* Acceptability of hormone replacement therapy;

* Acceptability of IVR technology;

* Delays in introducing new products due to governmental regulation; and

* Fluctuations in reported results due to foreign exchange rate trends.

Acceptability of estrogen replacement therapy.

Three of our products, Estrace® tablets, Estrace® cream and Menoring® are estrogen replacement therapy ("ERT") ERT products. Studies have shown that hormone replacement therapy (""HRT"") is effective for the treatment of vasomotor symptoms, such as hot flushes, vaginal atrophy and for the prevention of osteoporosis. Despite observational evidence suggesting a beneficial effect of HRT on primary prevention of cardiovascular disease, this hypothesis had not been rigorously tested in a large-scale randomized clinical trial of healthy women until the Women's Health Initiative Study (""WHI"").

The WHI is a long-term study involving over 161,000 women that focuses on strategies for preventing heart disease, breast and colorectal cancer and osteoporosis in postmenopausal women. One component of the WHI involved two large-scale randomized controlled clinical trials examining the effect of HRT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer. The first HRT trial compared Premarin®(R) (an ERT product containing conjugated equine estrogens) to a placebo in hysterectomized patients. The second trial compared Prempro™ (TM) (a continuous combined hormone replacement therapy (""CCHRT"") containing Premarin®(R) and the progestin medroxyprogesterone acetate) to a placebo in non-hysterectomized patients. Both trials were scheduled to end in 2005 after an average of eight and a half years of follow up. No other HRT products were included in this trial.

In the Prempro™ (TM)/placebo trial, 8,506 women received the CCHRT product, Prempro™ (TM), and 8,102 received placebo. In July 2002, this trial was terminated early after an average of 5.2 years of follow up, when the safety monitoring board determined that the risks of the CCHRT trial exceeded the benefits. Despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke, and blood clots in patients randomized to Prempro™ (TM). The Premarin®(R)/placebo trial studying the effect of ERT in hysterctomized patients on the prevention of heart disease and osteoporosis, and any associated risk of breast cancer, is still continuing at the recommendation of the safety monitoring board.

We believe that the findings of the se Prempro™ /placebo studystudies are either not applicable to our ERT products or are inconclusive. However, the outcome of these trials and any resulting changes in labeling for HRT products as a class may affect the acceptability of HRT products (including ERT products) by patients, the willingness of physicians to prescribe HRT for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our ERT products and our overall rate of growth may be lower. Through the end of the 2002 fiscal year, the findings of these studies have had little or no effect on our results of operations.

Acceptability of IVR technology.

An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our intravaginal ring, or IVR, technology. To date, IVR technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone replacement therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are more familiar to many prescribing physicians and their patients. If our IVR products are not accepted as an alternative method of administration of hormone replacement therapy, we may not achieve our anticipated sales levels for these products. In such an event we may not be able to recoup our investment in the development of IVR products and our overall rate of growth may be lower.

Delays in introducing new products and supply of pharmaceutical products due to governmental regulation.

Another important part of our strategy is to develop and commercialize proprietary products and we have a number of products in various states of development. To begin marketing most of our new products, we must obtain approval from regulatory bodies, including the U.S. Federal Drug Administration, the U.K. Medicines Control Agency and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval. We cannot guarantee that any of our new products will meet these clinical requirements or that we otherwise will be able to obtain the necessary regulatory approvals to enable us to market them in the future.

Fluctuations in reported results due to foreign exchange rate trends.

As described elsewhere in this section, changes in exchange rates between the U.S. dollar and the pound sterling will affect our reported results of operations. A material depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

Directors

The information set forth under the heading "Board of Directors" on page 14 of our 2002 Annual Report and Accounts filed as an exhibit to this Form 20-F is incorporated in this document by reference.

Senior Management

The information concerning Dr. John A. King, Chairman, Roger M. Boissonneault, Chief Executive Officer, and R. Geoffrey Elliott, Chief Financial Officer, set forth under the heading "Board of Directors" on page 14 of our Annual Report and Accounts filed as an exhibit to this Form 20-F is incorporated in this document by reference.

W. Carlton Reichel (44), President, Pharmaceuticals, joined Galen in October 2000 after nearly 20 years of experience at Parke-Davis, a division of Warner-Lambert Company (now a part of Pfizer Inc.), where together with Galen CEO Roger M. Boissonneault, Mr. Reichel was a pioneer in the precision pharmaceutical marketing methods currently employed by Galen. Most recently, he held the position of President, U.K./British Isles at Warner-Lambert.

Anthony D. Bruno (46), Senior Vice President, Corporate Development, General Counsel and Company Secretary, joined Galen on March 1, 2001 following over 17 years of experience with Warner-Lambert Company. His most recent position was Vice President and Associate General Counsel, Pharmaceuticals, where he was responsible for all legal matters relating to Warner-Lambert's pharmaceutical business worldwide, including licensing, acquisitions and dispositions and strategic alliances.

Leland H. Cross (46), Senior Vice President, Technical Operations, joined Galen on September 1, 2001 and is responsible for Galen's technical operations worldwide. Mr. Cross was part of the Global Manufacturing group at Warner-Lambert Company (which became part of Pfizer Inc. in June 2000) for seven years, where most recently he was General Manager of Pfizer Ireland Pharmaceuticals, responsible for Pfizer's dosage manufacturing operations in Ireland. Prior to joining Warner-Lambert, Mr. Cross managed a manufacturing operation for Merck & Co. Inc.

Tina M. deVries, Ph.D. (41), Vice President, Pharmaceutics, joined Galen when Warner Chilcott was acquired on September 29, 2000. Dr. deVries is responsible for pharmaceutical development projects undertaken in the United States and clinical pharmacokinetics. Dr. deVries joined Warner Chilcott in 1996 after seven years in the research and development area with Warner-Lambert Company.

Herman Ellman, M.D. (55), Senior Vice President, Clinical Development, joined Galen when Warner Chilcott was acquired on September 29, 2000. Dr. Ellman is responsible for U.S. clinical development activities in the women's healthcare area. Prior to joining Warner Chilcott, Dr. Ellman held the position of Medical Director for Women's Healthcare of Berlex Laboratories.

Claire Gilligan, Ph.D. (41), Senior Vice President, Pharmaceutical Development, joined Galen in June 1992 as Regulatory Affairs Manager and has held positions of increasing responsibility until her appointment to Senior Vice President in September 2000. Dr. Gilligan is responsible for all pharmaceutical development projects that are undertaken in the United Kingdom including the intravaginal ring and solid dosage forms in the areas of female health and dermatology.

Alvin D. Howard (48), Vice President, Regulatory Affairs, joined Galen on February 5, 2001 and is responsible for the worldwide registration of all Warner Chilcott products. Prior to joining Galen, Mr. Howard was Vice President, Worldwide Regulatory Affairs at Roberts Pharmaceuticals.

David G. Kelly (41), Senior Vice President, Finance and Planning, joined Galen on December 1, 2001. He is responsible for group financial, treasury and tax reporting and planning. He also is responsible for investor relations. Prior to joining Galen he was Chief Financial Officer of Norkom Technologies Limited, a Dublin based software company. Mr. Kelly served as Group Vice President, Finance of Warner Chilcott plc from 1995 through September 2000.

William J. Poll (50), Senior Vice President, Finance, joined Galen when Warner Chilcott was acquired on September 29, 2000. Mr. Poll is responsible for financial reporting and planning for the pharmaceutical business and pharmaceutical trade relations in the United States. Prior to joining Warner Chilcott in 1996, Mr. Poll held the position of Director of Financial Information Services at Warner-Lambert Company.

B. Compensation

Details of compensation for our directors and senior management for the year ended September 30, 2002 are summarized in the following table:
Executive Directors	Salary	Bonus	Compensation for Loss of Office	Benefits	Pension / 401(k) Contributions	Total
John A. King	$ 176,400	$ 88,200	$ -	$ 731	$ 73,500	$ 338,831
Roger M. Boissonneault	532,596	197,500	-	21,070	5,250	756,416
R. Geoffrey Elliott	404,250	161,700	-	17,997	73,500	657,447
Alan D. Armstrong (1)	80,850	-	242,550	5,898	7,277	336,575

Total	$ 1,194,096	$ 447,400	$ 242,550	$ 45,696	$ 159,527	$ 2,089,269

Senior Management
(non-director)
as a group (9 individuals)	$ 1,830,897	$ 617,718	$ -	$ 89,310	$ 36,750	$ 2,574,675

Non-Executive Directors						Fees
Michael G. Carter						$ 36,750
Harold A. Ennis						36,750
David Gibbons						36,750
Thomas G. Lynch (2)						-

Total						$ 110,250

__________

  Mr. Armstrong resigned from our Board on January 9, 2002.

  Mr. Lynch resigned from our Board on February 13, 2002. Mr. Lynch waived his fees during the year and an equivalent amount was donated to charity.

Incentive Plans

Our executive directors and senior management participate in various incentive compensation plans, comprising cash bonuses, administered by our remuneration committee. These bonuses are designed to align compensation with business objectives and individual performance to retain and reward the executives for their commitment to our long-term success. Each executive and member of senior management has the opportunity to earn an incentive award based on the following process:

* Company and individual goals are set prior to the beginning of the performance cycle, which is our fiscal year,

* The remuneration committee specifies target ranges for possible incentive awards,

* At the end of the year, each executive's performance is evaluated against his or her goals and objectives and other contributions to our company,

* Each executive's performance is then compared with peers within our company, and

* Incentive awards, if any, are determined based upon each executive's performance and contributions during the year, taking into consideration our overall performance and a comparison with compensation practices of other comparable companies.

The total amount of cash bonuses paid to executive directors and senior management during fiscal 2002 was $1,065,118 as shown in the table above. In addition to cash bonuses, our employees, directors and consultants have the right to receive share option awards under our various share option plans. See "-- Share Ownership."

During fiscal 2002, Galen paid an aggregate amount of $196,277 in pension and 401(k) contributions on behalf of its directors and senior management.

  Board Practices
Name of Director	Director Since	Last Elected
Alan D. Armstrong	1995	1999 (1)
Roger M. Boissonneault	2000	2001
Michael G. Carter	1998	1999(2)
R. Geoffrey Elliott	1993	2002
Harold A. Ennis	1996	2000(2)
David Gibbons	1997	2002
John A. King	1991	2000(2)
Thomas G. Lynch	2000	2001(3)

___________

  Resigned on January 9, 2002

  Proposed for re-election in 2003.

  Resigned on February 13, 2002.

  Under our articles Articles of association Association at each annual general meeting of the shareholders the following directors must retire and may be proposed for re-election to the Board:

  * each director must retire from office at least every 3 years; and

  * any person whom the directors have appointed either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed holds office only until the next annual general meeting, and is then eligible for reappointment.

  On July 2, 1997, Mr. Elliott entered into a service agreement with us, which agreement may be terminated on twelve months' notice given by either party to the other. In addition to participating in our share option schemes, Mr. Elliott is also entitled to a company car, private health insurance, critical illness coverage, and an annual pension contribution. A discretionary cash bonus is payable annually to Mr. Elliott up to a maximum of 67.5% of his total compensation.

  In April 2001, Dr. John A. King entered into a dual contract arrangement by way of an Executive Service Agreement with Galen Holdings PLC dated April 10, 2001 (relating to duties carried out for Galen in the United Kingdom) and an Executive Service Agreement with Warner Chilcott (Bermuda) Limited dated April 25, 2001 (relating to duties carried out for Galen outside of the United Kingdom). Both agreements may be terminated by either party on 12 months' notice or by the relevant company immediately for cause and automatically terminate when Dr. King attains the age of 60. Dr. King is entitled to annual salaries of L72,000 and L48,000 from Galen Holdings and Warner Chilcott (Bermuda), respectively. He is also entitled to a bonus and further benefit or remuneration under each agreement at the sole discretion of the relevant board of directors. Dr. King is entitled to an annual pension contribution under the Executive Service Agreement with Galen Holdings PLC.

  Mr. Boissonneault entered into a new service contract with Warner Chilcott, Inc. on May 4, 2000 that became unconditional on September 29, 2000 and was amended on May 20, 2002. The contract provides that he will serve on our Board and is eligible to serve on the boards of our subsidiaries. The contract may be terminated on twelve months' notice by the executive or immediately for cause. Should we terminate the contract without cause, Mr. Boissonneault will be entitled to a severance payment which will be equal to his base salary and benefits for a period of twelve months. However, should the contract be terminated pursuant to a change of control (as defined in the contract) the severance payment due to Mr. Boissonneault will be equal to his base salary, target bonus and benefits for a period of eighteen months. Mr. Boissonneault''s base salary for the fiscal year 2002 was $532,596. In addition, Mr. Boissonneault is entitled to receive an annual cash bonus with a target of 50% of his base salary.

  Messrs. Ennis, Gibbons, Carter and Lynch were appointed to our Board under letters of appointment dated May 22, 1997, May 22, 1997, March 13, 1998 and November 27, 2000, respectively. Mr. Lynch subsequently resigned from our Board on February 13, 2002. These appointments are at the will of the parties, but are expected to last for an initial period of three years, following which they are reviewed annually. Each of these directors is entitled to a fee of approximately $36,000 per annum.

  Board Committees

  Our audit committee and remuneration committee have each operated throughout the year. Our audit committee at present consists of the three independent directors, Dr. Ennis, Mr. Gibbons and Dr. Carter. Our audit committee, which is chaired by Dr. Ennis, meets at least four times a year and assists the Board in ensuring that our published financial statements give a true and fair view and in securing reliable internal financial information for management decision-making. It also reviews the suitability and effectiveness of our internal control systems. The committee reviews the findings of the internal and external auditors and key accounting policies and judgments.

  Our remuneration committee consists of three non-executive directors, Dr. Carter, Dr. Ennis and Mr. Gibbons and is chaired by Mr. Gibbons. The committee meets at least once a year. The primary function of our remuneration committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance.

  In setting the remuneration policy our remuneration committee considers a number of factors including:

  * the basic salaries and benefits available to executive directors of comparable companies;

  * the need to attract and retain directors of an appropriate caliber; and

  * the need to ensure executive directors' commitment to the continued success of Galen by means of incentive schemes.

  D. Employees

  As of September 30, 2002, Galen had 960 employees, which represents a substantial decrease from September 30, 2001, reflecting the sale of our pharmaceutical services businesses. During fiscal 2002, we entered into a labor agreement with employees of the production, stores and engineering departments, located at our facility in Larne, Northern Ireland. We believe that our employee relations are satisfactory.

  The number of persons (including executive directors) employed by us at the end of each of the last three fiscal years were:
2000			2001			2002
United Kingdom and Ireland	United States	Total	United Kingdom and Ireland	United States	Total	United Kingdom and Ireland	United States	Total

930	591	1,521	1,113	695	1,808	662	298	960

  E. Share Ownership

  For a description of our directors' share ownership in Galen and of share options held by them, see the information set forth under the headings, "Directors'' report for the year ended 30 September 2002 -- Directors'' interests in shares of the company" and "Directors'' report for the year ended 30 September 2002 -- Interests in share options" on pages 16 and 17, respectively, of our 2002 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference. Our share option plans are described under "Note 14 -- Stock Compensation Plans" in our consolidated financial statements contained under the heading, "Item 18. Financial Statements" in this Form 20-F.

  Details of options held by our senior management at September 30, 2002 are set forth below:
Approved Executive Share Option Scheme	Fiscal Year of Grant	Number of Ordinary Shares Subject to Option	Exercise Price Per Ordinary Share	Earliest Exercise Date	Expiry Date
Claire Gilligan	2000	2,723	L 5.050	2002	2009
	2001	699	L 8.225	2003	2010

Unapproved Executive Share Option Scheme
Claire Gilligan	2001	17,301	L 8.225	2003	2010
	2002	24,000	L 7.225	2004	2011
Galen U.S. 2000 Share Option Scheme	Fiscal Year of Grant	Number of ADSs Subject to Option	Exercise Price Per ADS	Earliest Exercise Date	Expiry Date
Anthony D. Bruno	2001	35,000	$ 46.750	(a)	2010
	2002	17,000	$ 40.750	(a)	2011
Leland H. Cross	2001	25,000	$ 38.200	(a)	2011
Tina M. deVries	2001	5,000	$ 46.750	(a)	2010
	2002	8,000	$ 40.750	(a)	2011
Alvin D. Howard	2001	10,000	$ 42.250	(a)	2011
	2002	5,600	$ 40.750	(a)	2011
W. Carlton Reichel	2002	30,000	$ 40.750	(a)	2011
William J. Poll	2001	5,000	$ 46.750	(a)	2010
	2002	8,000	$ 40.750	(a)	2011
David G. Kelly	2002	20,000	$ 41.200	(a)	2011
Herman Ellman	2002	12,000	$ 40.750	(a)	2011

    Options vest quarterly over four years beginning at grant date.

The following options and warrants to purchase Galen ADSs were acquired in exchange for options and warrants that each previously held to purchase shares of Warner Chilcott:

Options / Warrants Assumed in Warner Chilcott Transaction	Number of ADSs Subject to Option	Weighted Average Exercise Price Per ADS	Earliest Exercise Date	Expiry Date
Tina M. deVries	35,063	$ 27.31	(a)	2007-2010
Herman Ellman	31,250	$ 35.60	(b)	2010
W. Carlton Reichel	62,500	$ 35.60	(b)	2010
William J. Poll	50,000	$ 26.68	(a)	2007-2010
David G. Kelly	31,250	$ 32.00	(a)	2007

  Options became fully vested upon the acquisition of Warner Chilcott on September 29, 2000.

  Options vest quarterly over four years beginning at grant date.

In the aggregate, our senior management named above owned less than 1% of our outstanding shares as of September 30, 2002.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

Please see "Substantial shareholdings" on page 18 of our 2002 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference for information about our major shareholders.

On September 30, 2002, we had 187,805,263 ordinary shares outstanding. The total number of Galen ADSs outstanding was -----4,146,928 representing underlying ownership of 16,587,712 ordinary shares, approximately 9% of our outstanding share capital. To our knowledge, as of September 30, 2002, the portion of our outstanding shares held in the United States was approximately 13% and the number of record holders in the United States was approximately 30.

The following chart shows significant changes in the percentage ownership by our major shareholders during the past three years, including the date of sale and the percentage of outstanding ordinary shares held after each sale.

	Date of Change in Holding	Percentage held upon sale

Allen J. McClay	November 1999	33%
	December 2000	24%
	July 2001	20%
	May 2002	10%
	November 2002	9%

John A. King	November 1999	18%
	December 2000	12%
	July 2001	9%

  Related Party Transactions

In January 2002, we sold our Chemical Synthesis Services business to companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder. As part of the transaction, Alan Armstrong, President of Galen''s Pharmaceutical Services division, resigned from both his position as an executive and as an executive director of Galen. In May 2002, we sold our Clinical Trials Services business to companies controlled by Dr. McClay. In August 2002, we sold our Interactive Clinical Technologies business to a company controlled by Dr. McClay. We received a total of $235 million in consideration for the sale of these businesses. See ""Item 10. Additional Information -- Material Contracts.""

Dr. Ennis, a non-executive director of Galen, was a director of Boxmore International plc during the year ended September 30, 2000. During the year ended September 30, 2000 we purchased packaging materials from Boxmore totaling $741,000. Our dealings with Boxmore were conducted on an arms-length basis. We believe that the terms of our dealings with Boxmore were no less favorable to us than could have been obtained from an unrelated third party. Our purchases from Boxmore totaled $741,000 for the year ended September 30, 2000.

At December 6, 2002 Elan Corporation plc, or Elan, and its subsidiaries held 3.8% of Galen's share capital. Mr. Thomas G. Lynch, Executive Vice Chairman of the Board of Directors of Elan, served on Galen's Board as a non-executive director until February 13, 2002. Warner Chilcott recorded administrative and support fees charged by Elan of $237,000 in the year ended December 31, 1999 and $158,000 in the nine months ended September 30, 2000. No fees were incurred in fiscal 2001 or 2002.

In March 1999, Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the terms of the agreement, as of March 31, 1999, Elan was obligated to make a non-refundable payment of $3.0 million that was recorded as revenue in early 1999. In June 1999, Warner Chilcott executed the definitive agreement licensing the extended-release nifedipine product to Elan and received an additional $4.0 million that was also recorded as revenue in 1999. Under the agreement, additional license fees were earned by Warner Chilcott upon the completion of certain milestones including FDA approval of the amended NDA for the product. Warner Chilcott was also entitled to receive royalties based upon United States sales of the product. In March 2000 the product received FDA approval and was launched in the United States. The approval triggered a series of milestone payments and royalties that totaled $6.3 million for the nine months ended September 30, 2000. Royalty payments received from Elan during the years ended September 30, 2001 and September 30, 2002 amounted to $2.5 million and $1.7 million, respectively. The agreement was terminated in September 2002 by mutual agreement. Under the terms of the termination, Elan paid $1.5 million to Warner Chilcott.

Boron-LePore Group, Inc. has provided a range of services to Warner Chilcott including providing contract sales personnel, recruitment of sales representatives, certain sample data record keeping and meeting planning services. Mr. Roger M. Boissonneault, Galen's Chief Executive Officer, served on the Board of Boron-LePore until June 24, 2002. For the year ended December 31, 1999, fees of $2.2 million were charged to Warner Chilcott by Boron-LePore and expensed to operations. In the nine months ended September 30, 2000 no charges arose. During the years ended September 30, 2001 and 2002, Boron-Lepore provided meeting and planning services to Warner Chilcott for fees of $591,000 and $1,916,000, respectively.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

General Matters

We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

Galen and ICTI were named in a demand for arbitration by a customer of ICTI that claimsed damages from breach of an agreement to provide clinical test services. The matter was settled amicably in January 2002. The resolution of this matter was not material to our operations or financial condition.

Sarafem®

On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem® from Lilly for $295 million, including a license for the use patent for Sarafem®(R). Sarafem® is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder. In respect of Sarafem®(R), Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals (""Teva"") for patent infringement. These proceedings were initiated in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem®(R). After the closing of the acquisition, Galen intends to cause these claims to be pursued vigorously.

Lilly asserts that the commercial manufacture, use, sale or offer to sell in the United States, or importation into the United States would infringe the patent-in-suit. Teva contends that the patent-in-suit is invalid, unenforceable or would not be infringed by Teva''s commercial manufacture, use, sale or offer to sell in the United States, or importation into the United States of Teva generic products. Lilly may be entitled to a 30-month statutory bar to the FDA''s approval of Teva''s generic version of Sarafem®(R). The 30-month stay will expire in August 2004. However, if before the expiration of the 30-month period the court decides that the patent-in-suit is invalid or not infringed, Teva''s FDA approval will be made effective on the date of the court's decision. Thus, an unfavorable decision by the district court against Lilly would shorten the 30-month period. In the event the patent-in-suit is found valid and infringed an injunction would be available until at least November 2007.

There can be no assurance that Lilly will be entitled to the full 30-month stay, or that the patent-in-suit will ultimately be held valid, enforceable or infringed. The outcome of patent litigation is subject to intangibles that cannot be adequately quantified in advance, including, but not limited to, the demeanor and credibility of witnesses that will be called to testify. This is especially true in patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. An adverse outcome in this proceeding would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem®(R) would likely drastically reduce sales of Sarafem®(R).

Dividend Distribution Policy

We have paid total dividends of L5,045,000 ($7,352,000), L3,464,000 ($5,012,000) and L2,278,000 ($3,400,000) in each of our fiscal years ended September 30, 2002, 2001 and 2000 based on U.K. GAAP earnings. The dividends are payable in pounds sterling. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors. Unrestricted retained earnings available for payment of dividends under U.K. GAAP at September 30, 2002 were $191,318,852.

B. Significant Changes

On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem® from Lilly for $295 million. The acquisition is subject to customary closing conditions, including antitrust approval, and is expected to close in January 2003. Sarafem® is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder.

Item 9. The Offer and Listing.

The only applicable items are Items 9.A.4 and 9.C.

A.4. Market Price Information

We completed our initial public offering of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. Our ordinary shares, represented by American Depositary Shares, or ADS, have been listed on the NASDAQ®(R) National Market under the Symbol symbol "GALN" since September 29, 2000, the date that the scheme of arrangement by means of which we acquired Warner Chilcott, was declared effective. Each Galen ADS currently represents underlying ownership of four ordinary shares of Galen.

  Annual high and low market prices for the last five full financial years:
	Nasdaq		London Stock Exchange
	Price Per per ADS (U.S. $)		Price per Ordinary Share (pence)
	High	Low	High	Low

2002	45.75	16.54	787.00	264.10
2001	57.69	28.15	977.00	495.00
2000	--	--	975.00	505.00
1999	--	--	577.50	337.50
1998	--	--	527.50	258.00

  Quarterly high and low market prices for the two most recent full financial years:

	Nasdaq		London Stock Exchange
	Price Per per ADS (U.S. $)		Price per Ordinary Share (pence)
	High	Low	High	Low

Fiscal Year 2002
First Quarter	45.75	37.25	787.00	625.50
Second Quarter	41.13	32.25	725.00	563.49
Third Quarter	36.15	26.34	630.00	420.00
Fourth Quarter	28.77	16.54	475.00	264.10

Fiscal Year 2001
First Quarter	54.50	45.00	975.00	820.00
Second Quarter	57.69	42.13	977.00	730.00
Third Quarter	52.75	42.63	920.00	745.00
Fourth Quarter	46.30	28.15	830.00	495.00

  Monthly high and low market prices for the most recent six months and for the last practicable date prior to the date of the filing of this annual report:

	Nasdaq		London Stock Exchange
	Price Per per ADS (U.S. $)		Price per Ordinary Share (pence)
	High	Low	High	Low

December 17, 2002	35.29	24.60	550.00	485.00
November 2002	33.50	30.71	545.00	393.00
October 2002	27.50	22.30	439.00	355.00
September 2002	27.40	22.52	460.00	367.00
August 2002	28.77	19.11	475.00	314.40
July 2002	28.34	16.54	470.00	264.10
June 2002	31.25	26.34	525.00	420.00

C. Markets on Which our Ordinary Shares Trade

Our ordinary shares are listed on the London Stock Exchange and on the Irish Stock Exchange under the symbol "GAL.". American Depositary Shares, each representing four of our ordinary shares, have been listed on the NASDAQ®(R) National Market under the Symbol symbol "GALN" since September 29, 2000.

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

On February 19, 2002, we adopted the following amendments to our Articles of Association, which changed the retirement requirements for our Board of Directors from requiring that one third of the Board retire every three years to require each director to retire at least every three years:

(a) The first sentence of Article 115 was deleted and replaced with the following wording: ""Each director must retire at least every three years".

(b) The first sentence of Article 116 was deleted.

(c) The following wording from Article 120 was deleted: "and may also determine the rotation in which any such appointed directors are to retire".

(d) The following wording was deleted from Article 121: "but shall not be taken into account in determining the directors who are to retire by rotation at such meeting".

A copy of the revised Articles of Association has been filed as an exhibit to this annual report.

C. Material Contracts

For a description of our material employment agreements, please see the information set forth under the heading "Item 6. Directors, Senior Management and Employees -- Board Practices."

The following is a description of contracts that have been entered into by us and/or our subsidiaries since September 30, 2000 and are or may be material to our business:

- An Asset Purchase Agreement, dated June 29, 2001, between Bristol-Myers Squibb (""BMS"") and Galen (Chemicals) Limited, or Galen (Chemicals), pursuant to which BMS agreed to sell and transfer to Galen (Chemicals) assets relating to Estrace®(R) tablets and related generic products, or Products, including the intellectual property rights in and BMS's rights, title and interest in and to any regulatory files, registrations, applications, approvals, licenses and permits held by BMS exclusively relating to the Products. In addition, BMS has granted to Galen (Chemicals) a perpetual non-exclusive license to use all other intellectual property and relevant information necessary to develop, market, distribute, or manufacture Products, or any line extensions. Galen (Chemicals) purchased these rights in the Products for consideration of $95,000,000 million paid in cash.

- A Supply Agreement, dated June 29, 2001, between Bristol-Myers Squibb Laboratories Company, or BMS Laboratories, and Galen (Chemicals) pursuant to which BMS Laboratories has agreed to exclusively manufacture and supply Estrace® tablets to Galen (Chemicals) for a period of xx 5 years.

BMS Laboratories has reserved the right to manufacture the Products for specified reselling, including the distribution in geographical areas in which Galen (Chemicals) does not have the right to market or sell, for animal use and the manufacturing of bulk active pharmaceutical ingredients in the Products.

- A business purchase agreement and a share purchase agreement, both dated January 9, 2002, among Galen, Alhow Laboratories Limited and Almac Sciences Limited, each controlled by Dr. Allen McClay, for the sale of the Chemical Synthesis Services business for $36 million. [ASHURST TO PROVIDE BRIEF DESCRIPTION] As part of this transaction, Galen agreed to indemnify the buyer against certain claims arising in relation to the business in the period prior to closing of the sale, subject to certain limitations. Galen also provided certain warranties in both agreements, and any claims brought under these warranties will be subject to a de minimis threshold and will be capped at the purchase price. In addition, Galen entered into certain non-compete provisions.

- A sale agreement dated May 8, 2002 among Galen, Clinical Trial Services and Clinical Trial Services (US) A share purchase agreement dated May 8, 2002 among Galen Holdings PLC and Clinical Trial Services Inc. and a share purchase agreement dated May 8, 2002 among Galen Holdings PLC, Clinical Trials Services Limited and Clinical Trial Services (US) Inc. for the sale of the Clinical Trial Services business to companies controlled by Dr. Allen McClay for approximately $183 million. [ASHURST TO PROVIDE BRIEF DESCRIPTION] As part of this transaction, Galen provided certain warranties and indemnities in a form which is usual for a transaction of this nature. The time limit in respect of which warranty claims can be made is eighteen months from closing (save for tax warranties which expire on the seventh anniversary of closing). Claims brought under these warranties will be capped at the purchase price. In addition, Galen entered into certain non-compete provisions.

- A stock and asset purchase agreement dated August 22, 2002 between ICTI Acquistion, Inc. (""ICTI"") and Galen for the sale of Interactive Clinical Technologies, Inc. to a company controlled by Dr. Allen McClay, for $16 million. This agreement contains a non-compete undertaking from Galen which expires three years from the closing date (August 22, 2002).

* An assignment, transfer and assumption agreement dated December 7, 2002 between Galen (Chemicals) Limited and Lilly relating to the acquisition of the U.S. sales and marketing rights to Sarafem® for $295 million. Under the agreement, the assets transferred or licensed by Lilly to Galen (Chemicals) Limited include: (i) the assignment of certain trademarks and trade dress relating to Sarafem®(R), including the name Sarafem®(R), and all of the marketing materials, transferable books and records, copyrights and Internet domain names relating to the product and (ii) a non-exclusive license to the use patent, technology and certain trademarks and trade dress related to the product in the United States. On or after the second anniversary of the closing date, or earlier if Lilly decides to further license or itself practice the licensed patent, Galen (Chemicals) Limited will have the option to convert the non-exclusive license to an exclusive license by paying Lilly an additional $10,000,000. In addition to the foregoing, Lilly will co-promote Sarafem®(R) in the United States until September 30, 2003, unless such arrangement is sooner terminated by Lilly.

* The parties also entered into a manufacturing agreement dated December 7, 2002 between Galen (Chemicals) Limited and Lilly relating to the supply of Sarafem®(R) for 3 years.

D. Exchange Controls

There are currently no U.K. laws or regulations that restrict the import or export of capital or the remittance of dividends or interest to non-resident holders of our securities. Unrestricted retained earnings available for payment of dividends as determined under U.K. GAAP at September 30, 2002 were $191,318,852.

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

The discussion set forth below is applicable to U.S. holders:

* who will hold Galen ordinary shares or Galen ADSs as a capital asset;

* who are residents of the United States for purposes of the Income Tax Convention;

* whose Galen ordinary shares or Galen ADSs are not, for purposes of the Income Tax Convention, effectively connected with a permanent establishment in the United Kingdom; and

* who otherwise qualify for the full benefits of the Income Tax Convention.

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

For purposes of this discussion, a "U.S. holder" is any beneficial owner of Galen ordinary shares or Galen ADSs that is:

* an individual citizen or resident of the United States;

* a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

* an estate the income of which is subject to U.S. federal income tax without regard to its source; or

* a trust:

* if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

* that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

United Kingdom Estate and Gift Tax

A Galen ADS or Galen ordinary share held by an individual shareholder who for the purposes of the estate and gift tax convention between the United States and the United Kingdom (the "Estate and Gift Tax Convention") is domiciled in the United States and is not a national of the United Kingdom for that purpose will not be subject to U.K. inheritance tax on the individual's death (whether held on the date of death or given during the individual's lifetime) except in the exceptional case where the Galen ADS or Galen ordinary share is part of the business property of a U.K. permanent establishment of the individual or pertains to a U.K. fixed base of an individual who performs independent personal services. In general terms and subject to any applicable exemptions and refunds, under U.K. law inheritance tax may be charged on the value of certain transfers made on the death of an individual or within the seven years before his death or during his lifetime. For U.S. estate and gift tax purposes, the transfer of an ADS by a U.S. citizen or resident will be treated in the same manner as the transfer of any other asset and will be subject to U.S. estate or gift tax. In a case where a Galen ADS or Galen ordinary share is subject both to U.K. inheritance tax and U.S. federal gift or estate tax, the Estate and Gift Tax Convention generally provides for tax paid in one jurisdiction to be credited against tax payable in the other jurisdiction based on priority rules set forth in that convention.

United Kingdom Stamp Duty and Stamp Duty Reserve Tax

U.K. stamp duty is payable in respect of certain documents and U.K. stamp duty reserve tax ("SDRT") is imposed in respect of certain transactions in securities. Transfers of Galen ordinary shares will be subject to ad valorem stamp duty at the rate of L0.50 per L100 (rounded up to the nearest L5) of the full consideration given irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer. Where such ordinary shares are later transferred to the depositary's nominee, further stamp duty or SDRT will normally be payable at the rate of 1.5% of the open market value of the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the depositary's nominee, the only charge will generally be the higher of 1.5% of the price payable for the ordinary shares so acquired. There is generally no ad valorem stamp duty on a gift or on an instrument of transfer that is neither a sale nor made in contemplation of a sale. In those cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of L5 per instrument of transfer will be payable.

An agreement to transfer Galen ordinary shares or any interest therein (but not an agreement to transfer an interest in an ADS) for money or money's worth will normally give rise to a charge to SDRT at a rate of L0.50 per L100 of the amount or value of the consideration given.

No U.K. stamp duty or SDRT will be payable on the transfer of or agreement to transfer an ADS or beneficial ownership of an ADS so long as the instrument of transfer and/or written agreement to transfer is executed and remains at all times outside the United Kingdom and so long as any instrument of transfer and/or written agreement to transfer is not executed in the United Kingdom and the transfer does not relate to any matter or thing to be done or thing done or to be done in the United Kingdom. In any other case, the transfer of or agreement to transfer an ADS or beneficial ownership of an ADS could depending on all the circumstances of the transfer give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty on the transfer of stock or marketable securities that would include the ordinary shares and ADSs is L0.50 per L100 of the value of the consideration.

Distributions

There is no U.K. withholding tax on dividends. Under the Income Tax Convention, a U.S. holder is entitled to receive, in addition to any dividend paid on the Galen ordinary shares or Galen ADSs, a payment from the U.K. Inland Revenue in respect of such dividend equal to the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (which is currently equal to one-ninth of the dividend received), reduced by a U.K. withholding tax equal to an amount not exceeding 15 percent of the sum of the dividend paid and the U.K. tax credit payment. At current rates, the withholding tax entirely eliminates the tax credit payment, but no U.K. withholding tax in excess of the tax credit payment is imposed upon the U.S. holder. Accordingly, for example, a U.S. holder that is entitled to receive a $100 cash dividend on the Galen ordinary shares or Galen ADSs also will be treated as receiving from the Inland Revenue a tax credit payment of $11.11 (one-ninth of the dividend received), but the entire $11.11 payment will be eliminated by U.K. withholding tax, resulting in a net $100 cash distribution to the U.S. holder.

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

In computing your U.S. federal income tax liability, you may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a U.S. foreign tax credit for foreign income taxes withheld from any distributions paid on the Galen ordinary shares or Galen ADSs. The Internal Revenue Service has confirmed in a recent revenue procedure that, in the case of U.S. holders and subject to certain limitations, a foreign tax credit may be claimed for the amount of U.K. withholding tax deemed to be imposed under the Income Tax Convention. As discussed above, the amount of U.K. withholding tax deemed to be imposed is equal to one-ninth of the associated cash distribution. To qualify for this credit, a U.S. holder must make an election on Form 8833 (Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b)), which must be filed with its tax return for the relevant taxable year, in addition to any other filings that may be required. For U.S. foreign tax credit purposes, dividends paid on the Galen ordinary shares and Galen ADSs will generally be treated as foreign-source income and as "passive income" or, in the case of certain U.S. holders, "financial services income." In certain circumstances, a U.S. holder that:

* has held Galen ordinary shares or Galen ADSs for less than a specified minimum period during which it is not protected from risk of loss;

* is obligated to make payments related to the dividends; or

* holds the Galen ordinary shares or Galen ADSs in arrangements in which the U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial;

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

Sale or Exchange

Upon a sale or exchange of Galen ordinary shares or Galen ADSs, you will generally recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis in your hands of the Galen ordinary shares or Galen ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you have held the Galen ordinary shares of Galen ADSs for more than one year. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. holder on the sale or exchange of Galen ordinary shares or Galen ADSs generally would be treated as United States-source gain or loss for U.S. foreign tax credit purposes.

A U.S. holder who is not resident or ordinarily resident for U.K. tax purposes in the United Kingdom will not be liable for U.K. taxation on capital gains realized or accrued on the sale or other disposals of Galen ordinary shares or ADSs unless the U.S. holder (i) carries on a trade or profession or vocation in the United Kingdom through a branch or agency and such Galen ordinary shares or ADS's are or have been used, held or acquired for the purposes of such trade, profession or vocation; or (ii) is an individual who has, after March 16, 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and also disposes of Galen ordinary shares or ADSs during that period.

Information Reporting and Backup Withholding

In general, U.S. information reporting requirements will apply to:

* dividends in respect of the Galen ordinary shares or Galen ADSs that are paid to U.S. holders other than certain exempt recipients (such as corporations), or

* the proceeds received on the sale, exchange, or redemption of the Galen ordinary shares or Galen ADSs that are paid within the United States (and in certain cases, outside of the United States) to U.S. holders other than certain exempt recipients (such as corporations).

A backup withholding tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability.

H. Documents on Display

Documents concerning Galen which are referred to in this annual report may be inspected at our U.S. offices in Rockaway, New Jersey. Written or oral requests for an appointment to inspect any such document should be directed to Company Secretary, c\o Warner Chilcott, 100 Enterprise Drive, Suite 280, Rockaway, New Jersey 07866, telephone (800) 521-8813.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Galen is exposed are:

* Interest rates on debt, and

* Foreign exchange rates.

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

Based on variable rate debt levels of $0.8 million and $91.6 million as of September 30, 2002 and 2001, respectively, a 1% change in interest rates would impact net interest expense by approximately nil and $0.9 million for the year ended September 30, 2002 and 2001, respectively. Fixed rate debt outstanding of $0.8 million and $165.7 million as of September 30, 2002 and 2001 has been excluded from the above interest sensitivity analysis.

Foreign Exchange

Most of the revenues generated and expenses incurred during fiscal 2002, 2001 and 2000 were denominated in the functional currency of the country in which they were generated. To the extent that Galen has expanded and continues to expand its operations in the United States, revenues and expenses will continue to be generated in the local currency. Galen uses foreign currency cash flows to pay similarly denominated expenses to the extent available, however, we cannot be certain that we will be able to continue this strategy.

At September 30, 2002, Galen had no foreign currency option contracts. To date Galen has not extensively used foreign currency hedging transactions because its exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements. Galen intends to use foreign currency hedging more extensively in the future, but cannot give assurances that the use of such instruments will effectively limit its exposure.

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

During fiscal 2002, approximately 74% of our revenue and 83% of our operating profit was generated in U.S. dollars (excluding discontinued operations). The remainder of our operating profit was substantially denominated in pounds sterling. From a U.S. reporting perspective, the currency movement that would have the greatest impact on our consolidated operating results is the U.S. dollar/pound sterling exchange rate. A strengthening of the U.S. dollar has the effect of decreasing our reported earnings. We estimate that a 10% increase in the value of the U.S. dollar relative to the pound sterling would decrease our operating earnings by approximately $4.6 million.

As of September 30, 2002, our total borrowing denominated in pounds sterling was L1 million ($1.6 million). A 10% adverse movement in the exchange rate between the U.S. dollar and the pound sterling would increase our pound sterling denominated debt by approximately $0.1million.

Inflation

Inflation had no material impact on our operations during the years ended September 30, 2002, 2001 and 2000.

Item 12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies.

None.

Item 14. Material Modifications to The Rights of Securities Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

A. (a) Evaluation of Disclosure Controls and Procedures.

Galen''s chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of Galen''s disclosure controls and procedures (as defined in Exchange Act Rule 13a -- 14(c)) as of a date within 90 days of the filing date of this annual report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that Galen''s disclosure controls and procedures are effective to ensure that material information relating to Galen and its consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this annual report was prepared, in order to allow timely decisions regarding required disclosure.

B. (b) Changes in Internal Controls.

There have not been any significant changes in Galen''s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

INDEX TO FINANCIAL STATEMENTS

Page

Report of the Independent Accountants	56x
Consolidated Balance Sheets as of September 30, 2002 and 2001	57x
Consolidated Statements of Operations for the three years ended	X58
September 30, 2002
Consolidated Statements of Changes in Shareholders' Equity for the
three years ended September 30,2002	60x
Consolidated Statements of Comprehensive Income (loss) for the
three years ended September 30, 2002	61x
Consolidated Statements of Cash Flows for the three years ended	62X
September 30, 2002
Notes to the Consolidated Financial Statements	x63
Financial Statement Schedule:
Valuation and Qualifying Accounts	91x

REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Galen Holdings PLC.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Galen Holdings PLC and its subsidiaries at September 30, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Belfast

Northern Ireland

December 6, 2002
GALEN HOLDINGS PLC
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share data)

	September 30,
	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$ 313,012	$ 326,076
Accounts receivable, net	32,869	26,577
Inventories	26,902	24,249
Deferred tax asset	7,718	13,600
Prepaid expense and other current assets	4,397	5,838
Current assets - discontinued operations	-	20,310
Total current assets	384,898	416,650
Property, plant and equipment, net	63,394	53,355
Property, plant and equipment, net - discontinued operations	-	80,067
Intangible assets, net	381,731	346,287
Goodwill, net	242,208	220,226
Goodwill, net - discontinued operations	-	33,454
Total assets	$ 1,072,231	$ 1,150,039
LIABILITIES
Current Liabilities:
Accounts payable	$ 14,007	$ 14,702
Accrued and other current liabilities	44,053	34,081
Current installments of long-term debt	616	10,983
Current installments of obligations under capital leases	392	538
Income taxes	11,052	1,386
Current liabilities - discontinued operations	-	25,301
Total current liabilities	70,120	86,991
Other Liabilities:
Long-term debt, excluding current installments	50,729	246,405
Long-term obligations under capital leases, excluding current installments	224	583
Deferred income taxes	35,962	32,783
Other non-current liabilities	6,189	4,939
Other non-current liabilities - discontinued operations	-	39,798
Total liabilities	163,224	411,499
Minority interest - discontinued operations	-	357
SHAREHOLDERS' EQUITY
Ordinary shares, par value L0.10 per share; 250,000,000 (2001:250,000,000)
shares authorized, 187,805,263 shares issued and outstanding at
September 30, 2002, and 189,311,298 shares issued and outstanding at
September 30, 2001	29,981	29,902
Additional paid-in capital	677,417	673,144
Retained earnings	191,806	53,982
Treasury stock	(23,893)	(11,444)
Accumulated other comprehensive income (loss)	33,696	(7,401)
Total shareholders' equity	909,007	738,183
Total liabilities and shareholders' equity	$ 1,072,231	$ 1,150,039

See accompanying notes to consolidated financial statements.

GALEN HOLDINGS PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data)
	Year Ended September 30,
	2002	2001	2000
REVENUES
Products	$ 235,221	$ 183,822	$ 69,466
OPERATING EXPENSES
Cost of sales (excluding depreciation shown below)	51,550	44,243	33,067
Selling, general and administrative	64,530	64,760	9,548
Research and development	19,783	13,694	12,504
Depreciation	5,323	4,303	3,423
Amortization	19,497	26,185	2,538
Acquired in-process research and development	-	-	26,400
Total operating expenses	160,683	153,185	87,480
OPERATING INCOME (LOSS)	74,538	30,637	(18,014)
OTHER INCOME (EXPENSE)
Interest income	10,816	6,319	3,061
Interest expense	(16,501)	(22,360)	(1,108)
Total other income (expense)	(5,685)	(16,041)	1,953
INCOME (LOSS) BEFORE TAXES	68,853	14,596	(16,061)
Provision for income taxes	23,914	6,011	4,049
INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE EXTRAORDINARY LOSS	44,939	8,585	(20,110)
DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax
charge of $2,213)	7,037	7,841	12,753
Gain on disposal of discontinued operations
of tax benefit of $5,260)	101,091	-	-
NET INCOME (LOSS) BEFORE EXTRAORDINARY LOSS	153,067	16,426	(7,357)
Extraordinary loss on early retirement of debt (net of
tax benefit of $5,260)	(7,891)	-	-
NET INCOME (LOSS)	145,176	16,426	(7,357)
BASIC AND DILUTED NET INCOME (LOSS) PER ORDINARY SHARE:
- continuing operations before extraordinary loss	$0.24	$0.05	($0.17)
- earnings from discontinued operations	0.04	0.05	0.11
- gain on disposal of discontinued operations	0.54	0.00	0.00
- extraordinary loss on debt retirement	(0.04)	0.00	0.00
Basic and diluted net income (loss) per ordinary share	$0.78	$0.10	($0.06)
BASIC NET INCOME (LOSS) PER ADS:
- continuing operations before extraordinary loss	$0.97	$0.21	($0.66)
- earnings from discontinued operations	0.15	0.20	0.42
- gain on disposal of discontinued operations	2.18	-	-
- extraordinary loss on debt retirement	(0.17)	-	-
Basic net income (loss) per ADS	$3.13	$0.41	($0.24)
DILUTED NET INCOME (LOSS) PER ADS:
- continuing operations before extraordinary loss	$0.97	$0.21	($0.66)
- earnings from discontinued operations	0.15	0.19	0.42
- gain on disposal of discontinued operations	2.17	-	-
- extraordinary loss on debt retirement	(0.17)	-	-
Diluted net income (loss) per ADS	$3.12	$0.40	($0.24)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic	185,244,963	161,354,740	121,444,370
Diluted	186,330,634	164,160,276	121,444,370
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
Basic	46,311,241	40,338,685	30,361,093
Diluted	46,582,659	41,040,069	30,361,093
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of U.S. dollars, except share data)

	Number of Ordinary Shares	Number of Equivalent ADSs (Represen-ting Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumu-lated Other Compre-hensive Income (Loss)	Total
Balance at September 30, 1999	121,266,652	30,316,663	$19,646	$44,229	$53,325	($11,961)	$1,184	$106,423
Net loss	-	-	-	-	(7,357)	-	-	(7,357)
Dividends declared - $0.11 per ADS	-	-	-	-	(3,400)	-	-	(3,400)
Shares issued net of costs	37,698,554	9,424,639	5,852	353,818	-	-	-	359,670
Exchange difference	-	-	-	-	-	-	(12,687)	(12,687)
Treasury stock disposals	-	-	-	(11)	-	11	-	-
Stock compensation	-	-	-	(1,289)	-	-	-	(1,289)
Stock compensation expense	-	-	-	2,909	-	-	-	2,909
Balance at September 30, 2000	158,965,206	39,741,302	$25,498	$ 399,656	$ 42,568	$ (11,950)	$ (11,503)	$ 444,269
Net income	-	-	-	-	16,426	-	-	16,426
Dividends declared - $0.13 per ADS	-	-	-	-	(5,012)	-	-	(5,012)
Shares issued net of costs	30,346,092	7,586,523	4,404	269,081	-	-	-	273,485
Exchange difference	-	-	-	-	-	-	4,102	4,102
Treasury stock disposals	-	-	-	(506)	-	506	-	-
Stock compensation expense	-	-	-	4,913	-	-	-	4,913
Balance at September 30, 2001	189,311,298	47,327,825	$29,902	$ 673,144	$ 53,982	$ (11,444)	$ (7,401)	$ 738,183
Net income	-	-	-	-	-	-	-	-
Dividends declared - $0.16 per ADS	-	-	-	-	(7,352)	-	-	(7,352)
Shares issued net of costs	543,965	135,991	79	3,973	-	-	-	4,052
Shares repurchased	(2,050,000)	(512,500)	-	-	-	(12,478)	-	(12,478)
Exchange difference	-	-	-	-	-	-	(29)	(29)
Treasury stock disposals	-	-	-	(29)	-	29	-	-
Stock compensation expense	-	-	-	329	-	-	-	329
Balance at September 30, 2002	187,805,263	46,951,316	$29,981	$ 677,417	$ 46,630	$ (23,893)	$ (7,430)	$ 722,705

See accompanying notes to consolidated financial statements.
GALEN HOLDINGS PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of U.S. dollars)

	Years Ended September 30,
	2002	2001	2000

NET INCOME	$ 145,176	$ 16,426	$ (7,357)

Other comprehensive income:
Foreign currency translation adjustment	41,097	4,102	(12,687)
Other comprehensive income (loss)	41,097	4,102	(12,687)
COMPREHENSIVE INCOME	$ 186,273	$ 20,528	$ (20,044)

See accompanying notes to consolidated financial statements.
GALEN HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
	Years Ended September 30,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 145,176	$ 16,426	$ (7,357)
Adjustments to reconcile net income/loss to net cash provided by operating activities:
Depreciation	8,751	8,902	6,829
Amortization	19,497	27,269	2,538
Profit on sale of businesses	(104,984)	-	-
Loss (gain) on sale of assets	-	37	(13)
Amortization of government grants	(1,576)	(2,016)	(2,023)
Loan notes premium adjustment	(3,723)	-	-
Acquired-in process research and development	-	-	26,400
Stock compensation expense	323	4,913	2,909
Minority interest	47	177	138
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(12,859)	(8,387)	(6,165)
Increase in inventories	(3,005)	(2,098)	(670)
Increase (decrease) in accounts payable, accrued liabilities and
other liabilities	4,535	10,389	(3,207)
Income taxes	19,357	2,572	1,502
Foreign exchange gain (loss)	1,839	(5,271)	(2,071)
Net cash provided by operating activities	73,378	52,913	18,810
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(42,037)	(93,898)	(2,904)
Purchase of fixed assets	(17,301)	(23,568)	(22,525)
Proceeds from sale of businesses	228,574	-	-
Purchase of subsidiary undertakings, net of cash acquired	(8,772)	(23,705)	41,124
Proceeds from sale of fixed assets	-	367	48
Net cash provided by (used in) investing activities	160,464	(140,804)	15,743
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt obtained	-	73,285	21,884
Long-term debt repaid	(249,310)	(41,203)	(7,477)
Payments under capital leases	(557)	(577)	(482)
Purchase of own shares	(12,478)	-	-
Proceeds from share capital issue, net of expenses	156	272,993	56,816
Cash dividends paid	(7,352)	(5,012)	(3,400)
Government grants received	2,241	659	2,481
Net cash (used in)/provided by financing activities	(267,300)	300,145	69,822
Net (decrease)/increase in cash and cash equivalents	(33,458)	212,254	104,375
Cash and cash equivalents, beginning of year	326,076	113,671	10,459
Foreign exchange adjustment on cash and cash equivalents	20,394	151	(1,163)
Cash and cash equivalents, end of year	$ 313,012	$ 326,076	$ 113,671
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$ 35,187	$ 25,752	$ 2,345
Income taxes paid	$ 6,636	$ 1,609	$ 7,134
Non-cash investing and financing activities
Acquisitions of equipment through capital leases	$ -	$ 710	$ 764
Common stock issued for acquisitions	$ 956	$ -	$ 314,058

See accompanying notes to consolidated financial statements.

  Summary of Significant Accounting Policies

  Description of Operations and Principles of Consolidation

  Galen Holdings PLC ("Galen" or the "Company") is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company was founded in 1968, listed its ordinary shares on the London and Irish stock exchanges in 1997 and listed its American Depositary Receipt form, on NASDAQ®(R) in September 2000. Galen is an international pharmaceutical company focused principally on the therapeutic areas of women''s healthcare, dermatology and urology. Galen's pharmaceutical products are promoted by the Company's sales and marketing organizations in the United Kingdom, Ireland and the United States.

  The consolidated financial statements include the financial statements of Galen and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During 2001 and 2000 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to the Company''s acquisitions is provided in Note 2.

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

  Foreign Currency

  Historically, the Company has reported its financial statements in pounds sterling. For purposes of preparing these U.S. GAAP consolidated financial statements, the Company has selected the U.S. dollar as its reporting currency. The Company has operations in the United Kingdom, the Republic of Ireland and the United States. Generally, business units generate revenues and incur expenses as follows: pounds sterling in the United Kingdom and U.S. dollars in the Republic of Ireland and the United States. The Company has determined that the functional currency of each operation is the respective local currency, with the exception of Galen (Chemicals), a Republic of Ireland subsidiary, the functional currency of which is the U.S. dollar. Revenues and costs denominated in currencies other than U.S. dollars are recorded at average rates of exchange prevailing during the periods presented. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in shareholders' equity and are included as a component of comprehensive income.

  Revenue Recognition

  Revenue from product sales is recognized upon shipment of products, that is, when title to the product is passed to the customer. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, value-added tax and similar taxes, and intercompany transactions.

  Research and Development

  Research and development costs are expensed as incurred.

  Pensions and 401(K) Plan

  Retirement benefits are provided for U.K. employees through a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Company in an independently administered scheme. Contributions are charged to the income statement as they become payable. The Company also makes contributions to a 401(k) savings plan for its U.S. employees (see Note 22).

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

Life in Years

Buildings	50
Plant and machinery	10
Motor vehicles	4
Fixtures and fittings	5 to 10

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

  Intangible Assets and Goodwill

  Intangible assets include trademarks, patents and other intellectual property acquired by the Company, and are being amortized on a straight-line basis over their estimated useful lives, which range from 5 to 20 years. Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. To the extent that this estimation indicates that undiscounted cash flows are not expected to be adequate to recover the carrying amounts, the assets are written down to discounted cash flows. Otherwise, no loss is recognized. Goodwill represents costs in excess of the fair value of net assets of businesses acquired by the Company.

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (""SFAS 142""). SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company''s acquisition of Warner Chilcott. Pursuant to SFAS 142, the Company''s goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2002 and has determined that goodwill has not been impaired.

  New Accounting Pronouncements

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (""SFAS 141""), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (""SFAS 142""). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after July 1, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after June 30, 2001 be accounted for by the purchase method. The Company''s adoption of SFAS 142 is discussed above under the caption ""Intangible Assets and Goodwill.""

  Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (""SFAS 144""), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (""SFAS 121""), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of Galen''s Pharmaceutical Services operating segment, divested during the year ended September 30, 2002, were treated as ""discontinued operations.""

  On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145""). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company will reclassify the losses on extinguishments of debt that were classified as extraordinary items in the year ended September 30, 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

  In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

  Acquisitions

  Year Ended September 30, 2002

  In March 2002, Galen purchased Duricef®(R), an antibiotic, and Moisturel®(R), a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products'' estimated useful life.

  Year Ended September 30, 2001

  In June 2001, Galen purchased Estrace®(R) tablets, a branded estrogen replacement therapy product, from Bristol-Myers Squibb for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $123,000 in order to account for certain liabilities assumed by the Company at the time of purchase, and for deferred taxes. The intangible assets are being amortized over 20 years, the product''s estimated useful life.

  Unaudited Pro Forma Information

  The following unaudited pro forma information for the year ended September 30, 2001 presents the Company''s results of operations assuming the Company''s acquisition of Estrace® tablets was completed as of October 1, 2000. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transaction occurred as of October 1, 2000, or of future results of operations of the consolidated entities. Actual results for the year ended September 30, 2002 are presented below for comparative purposes as the event described above occurred prior to the onset of the Company''s fiscal year ending September 30, 2002, and actual results reflect a full year of activity for such event.

	For the Years Ended
	September 30,
	2002	2001
	Actual	Unaudited Proforma

Revenue	$ 235,221	$ 208,011
Cost of sales	51,550	45,156
Operating expenses	89,636	83,023
Amortization	19,497	30,798
Total operating expenses	160,683	158,977
Operating Income	74,538	49,034
Net interest expense	5,685	19,378
Provision for income taxes	23,914	9,174
Income From Continuing Operations Before
Extraordinary Loss	44,939	20,482
Discontinued operations, net of tax charge	108,128	7,841
Net Income Before Extraordinary Loss	153,067	28,323
Extraordinary loss on early retirement of debt (net
of tax benefit of $5,260)	(7,891)	-
Net Income	$ 145,176	$ 28,323
Net income per ADS - Basic	$3.13	$0.70
Net income per ADS - Diluted	$3.12	$0.69
Weighted average ADS equivalents outstanding:
Basic	46,311,241	40,338,685
Diluted	46,582,659	41,040,069

  Divestitures

  During the year ended September 30, 2002, the Company disposed of its Pharmaceutical Services business segment, which consisted of Chemical Synthesis Services (""CSS""), Clinical Trial Services (""CTS"") and Interactive Clinical Technologies, Inc. (""ICTI""). These businesses provided technology-based research and development services to the pharmaceutical industry. Companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder, acquired CSS, CTS and ICTI. As part of this transaction Mr. Alan Armstrong, President of Galen''s Pharmaceutical Services division, resigned from his position as an executive, as well as his Galen directorship. The Company received net proceeds of approximately $229,000 from the sales of CSS, CTS and ICTI. The Company intends to use the proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes.

  The Company reported a net pre-tax gain of $104,984 from the disposal of this business segment, which is included in the Company''s Statement of Operations for year ended September 30, 2002. Also included in the Company''s results for the year ended September 30, 2002 are related taxes amounting to $3,893.

  Chemical Synthesis Services (""CSS"")

  CSS consisted of SynGal (a division of Galen) and QuChem Limited (a Galen subsidiary), and provided integrated services from basic research and development and small-scale synthesis to kilogram-scale synthesis to customers requiring custom chemical syntheses. CSS is based in Northern Ireland and had revenue of $7,500 in the year ended September 30, 2001. In anticipation of the transaction, Galen purchased the 24% minority interest in QuChem Limited that it did not already own for consideration of approximately $960.

  Clinical Trial Services (""CTS"")

  CTS consisted of Gaelta Research and Development Limited and Galen, Inc., both of which were Galen subsidiaries. Based in Northern Ireland, CTS provided clinical packaging services to pharmaceutical companies that chose to outsource their manufacturing, packaging and distribution of both active drugs and placebos to targeted clinical trial patients, and analytical services. CTS also operated facilities in Audubon, Pennsylvania, and in Durham, North Carolina, where it offered specialized clinical packaging services to pharmaceutical companies. CTS had revenue of $58,700 in the year ended September 30, 2001.

  Interactive Clinical Technologies, Inc. (""ICTI"")

  ICTI provided interactive voice response systems for clinical trial management from its bases in Yardley, Pennsylvania, San Francisco, California, and Maidenhead in the U.K. ICTI had revenue of $13,521 in the year ended September 30, 2001.

  Following are the assets and liabilities of the discontinued operations as of the respective disposal dates:
	CSS	CTS	ICTI
Disposal date	December 31, 2001	May 31, 2002	August 23, 2002
Fixed assets	$ 25,685	$ 53,068	$ 3,056
Goodwill	580	14,276	19,179
Current assets	2,201	23,500	5,273
Current liabilities	(2,324)	(17,312)	(6,124)
Deferred income	(1,290)	(1,914)	(1,472)
Net assets of discontinued operations	$ 24,852	$ 71,618	$ 19,912

  Cash and Cash Equivalents

	As of September 30,
	2002	2001

Cash at bank and in hand	$ 1	$ 2,941
Short term deposits	313,011	323,135
Cash and cash equivalents	$ 313,012	$ 326,076

  Accounts Receivable

	As of September 30,
	2002	2001

Trade receivables	$ 34,530	$ 28,55627,711
Less allowance for doubtful accounts	1,661	1,979134
Trade receivables, net	$ 32,869	$ 26,577

  Inventory

	As of September 30,
	2002	2001

Finished goods	$ 14,457	$ 13,373
Raw materials	12,445	10,876
Inventories	$ 26,902	$ 24,249

  Prepaid Expense and Other Current Assets

	As of September 30,
	2002	2001

Prepaid expense	$ 3,018	$ 4,545
Other current assets	1,379	1,293
Prepaid expense and other current assets	$ 4,397	$ 5,838

  Property, Plant and Equipment, Net

	As of September 30,
	2002	2001

Land and buildings	$ 38,161	$ 30,099
Plant and machinery	40,872	35,552
Fixtures and fittings	11,927	9,539
Motor vehicles	584	580
	91,544	75,770
Less accumulated depreciation	28,150	22,415
Property, plant and equipment, net	$ 63,394	$ 53,355

  Depreciation expense of continuing operations for the years ended September 30, 2002, 2001 and 2000 was $5,323, $4,303 and $3,423, respectively. Included in the above table are the following amounts in relation to capital leases:

	As of September 30,
	2002	2001

Plant and machinery	$ 2,939	$ 2,741
Less accumulated depreciation	947	638
	$ 1,992	$ 2,103

  Intangible Assets

  Amortizable intangible assets as of September 30, 2002 were as follows:

	Product		Total
	Specific		Intangible
	Assets	Trademarks	Assets
Net book value	$ 357,319	$ 24,412	$ 381,731
Accumulated amortization	$ 30,431	$ 2,712	$ 33,143

  These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the years ended September 30, 2002 and 2001 amounted to $19,497 and $13,156 respectively. Following is the estimated aggregate amortization expense for the Company''s next five fiscal years:

Year Ending September 30,
2003	$ 19,939
2004	$ 19,939
2005	$ 19,939
2006	$ 19,939
2007	$ 19,939

  Following are the changes in goodwill during the year ended September 30, 2002:

Balance as of September 30, 2001	$ 253,680
Plus: Reclassification of assembled workforce	2,914
Foreign currency translation adjustment	22,377
Pricing on acquisition of minority interests	580
Less: Elimination of contingent accrued consideration	(42,144)
Deferred tax adjustment on assembled workforce	(1,164)
Sale of Services segments	(34,035)
Balance as of September 30, 2002	$ 242,208

  The following table reconciles reported net income to that which would have been reported had SFAS 142 been applied as of the beginning of fiscal 2000:
	Year Ended September 30,
	2002	2001	2000
Reported net income (loss)	$ 145,176	$ 16,426	$ (7,357)
Add back: Goodwill amortization, net of tax	-	12,977	2,086
Adjusted net income (loss)	$ 145,176	$ 29,403	$ (5,271)

Basic earnings per ADS:
Reported net income	$ 3.13	$ 0.41	$ (0.254)
Goodwill amortization, net of tax	-	0.32	$ 0.07
Adjusted net income	$ 3.13	$ 0.73	$ (0.187)

Diluted earnings per ADS:
Reported net income	$ 3.12	$ 0.40	$ (0.254)
Goodwill amortization, net of tax	-	0.32	$ 0.07
Adjusted net income	$ 3.12	$ 0.72	$ (0.178)

  Accrued and Other Liabilities

	As of September 30,
	2002	2001

Accrued transaction costs	$ 7,102	$ 6,174
Other accrued expenses	36,951	27,907
Accrued and other current liabilities	$ 44,053	$ 34,081

  Long-Term Debt and Capital Leases
	As of September 30,
	2002	2001

Long-term debt	$ 51,345	$ 257,388
Less: current installments	616	10,983
Long-term debt, excluding current installments	50,729	246,405
Capital leases	616	1,121
Less: current installments	392	538
Capital leases, excluding current installments	224	583
Long-term debt and capital leases, excluding current installments	$ 50,953	$ 246,988

  Long-term debt consists of:
	As of September 30,
	2002	2001

Term loans - at variable interest rates	$ 788	$ 91,659
- at fixed interest rate (9.00%)	783	933
Warner Chilcott senior notes due 2008 - $48,400 principal amount (2001: $159,700),1 12 ⅝5/8%	49,774	164,796
	$ 51,345	$ 257,388

  Interest on the floating rate term loan debt is at LIBOR plus 0.75%. The weighted average interest rates at September 30, 2002 were 9.0% and 4.6%, respectively, for fixed and variable-rate term loans (2001: 9.0% and 6.6%).The term loans are subject to circular and cross guarantees and indemnities.

  Principal payments in each of the next five years and thereafter on long-term debt and capital leases outstanding at September 30, 2002 amount to:
	Variable Rate Bank Debt	Fixed Rate Bank Debt	Fixed Rate Notes	Capital Leases	As of September 30, 2002

2003	$ 315	$ 301	$ -	$ 392	$ 1,008
2004	315	301	-	221	837
2005	158	181	-	3	342
2006	-	-	-	-	-
2007	-	-	-	-	-
Thereafter	-	-	49,774	-	49,774
	$ 788	$ 783	$ 49,774	$ 616	$ 51,961

  Capital lease obligations for plant and machinery as of September 30, 2002 were as follows:

2003	$ 420
2004	227
2005	-
2006	-
2007	-
647
Less interest element	31
$ 616

  Warner Chilcott Senior Notes Due 2008

  Warner Chilcott, Inc. (""WCI"") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12⅝% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc (""Warner Chilcott""), WCI''s direct parent. In March 2001, Galen unconditionally guaranteed the notes.

  Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries'' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

  The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen''s acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the year ended September 30, 2002, Galen and its affiliates purchased a total of $111,300 of principal amount of the senior notes in privately negotiated transactions for $128,173 plus accrued interest. The Company may, from time to time depending on market conditions, purchase additional senior notes.

  As of September 30, 2002 the notes are shown on Galen's consolidated balance sheet at $49,774, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount redemption in December 2000, Galen''s purchase of $111,300 principal amount during the year ended September 30, 2002 in privately negotiated transactions, and accumulated premium amortization.

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

  Set out below is a comparison by category of book values and fair values of the Company's financial assets and liabilities as of September 30, 2002 and 2001.
September 30, 2002	Book Value	Fair Value
Financial assets	$ 313,012	$ 313,012
Short-term borrowings	$ 1,008	$ 1,008
Long-term borrowings	$ 50,953	$ 58,391

September 30, 2001	Book Value	Fair Value
Financial assets	$ 326,076	$ 326,076
Short-term borrowings	$ 11,521	$ 11,521
Long-term borrowings	$ 246,988	$ 259,885

  The fair values shown above have been assessed by calculating discounted cash flows that would arise if the commitments at September 30, 2002 and 2001 had been entered into at market rates at that time.

  Share Capital and Retained Earnings

  The Company has 250,000,000 ordinary shares, par value 10 pence, authorized of which 187,805,263 were issued as of September 30, 2002. Galen shares trade in the United States in American Depositary Share ("ADS") form with each comprised of four ordinary shares. On an ADS equivalent basis, the Company has authorized ADSs of 62,500,000 of which 46,951,315 were outstanding as of September 30, 2002. During the year ended September 30, 2002, 2,050,000 ordinary shares were repurchased for a total of $12,600.

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

  As part of the Warner Chilcott acquisition, Galen also issued options and warrants to purchase Galen ordinary shares and ADSs to former holders of options and warrants to purchase Warner Chilcott shares. In the aggregate, Galen issued options and warrants over 10,254,040 Galen ordinary shares (the equivalent of 2,563,510 ADSs). Most of the options and warrants issued in exchange for Warner Chilcott options and warrants had been issued by Warner Chilcott to officers, employees and consultants, details of which are contained in Footnote 14 "Stock Compensation Plans." As of September 30, 2002, all Galen warrants issued to former Warner Chilcott investors were cancelled either by exercise or expiry. The following summarizes such cancellations that occurred during the year ended September 30, 2002:

Exercise	Number of Galen ADSs
Price	Exercises	Expiries
$28.00	76,959	7,510
$36.40	-	93,750

  Unrestricted retained earnings available for payment of dividends as determined under U.K. GAAP at September 30, 2002 were $ 191,319.

  Stock Compensation Plans

Share Option Schemes

The following share option schemes were established in 1996:

* The Galen Approved Executive Share Option Scheme

* The Galen Unapproved Executive Share Option Scheme

* The Galen Savings Related Share Option Scheme

The Galen Inc Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002. The Galen 2000 U.S. Option Scheme was established in 2000.

Following is a summary of the main terms of the schemes:

The Galen Approved Executive Share Option Scheme and the Galen Unapproved Executive Share Option Scheme (the "Executive Schemes")

These are discretionary share schemes, one of which has been approved by the Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee of the Company to any full time employee of Galen or any of its subsidiaries.

The granting of options is subject to performance conditions being fulfilled before the option can be exercised. Options may be exercised between the third and tenth anniversaries of their date of grant. The exercise price is not less than the higher of the nominal value of the share and the middle market quotation for the last dealing day before the date of grant.

The number of options that may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

  the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 10 years would exceed 10% of the Company's issued share capital on the day preceding the proposed grant date; or

(ii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes (other than a savings related scheme) in the previous 10 years would exceed 5% of the Company's issued share capital on the day preceding the proposed grant date; or

(iii) the aggregate number of shares issued, or remaining issuable, under any of the Company's schemes in the previous 3 years would exceed 3% of the Company's issued share capital at that time.

No further options may be granted to an individual if as a result (i) the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company scheme (other than a savings related scheme) pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings, or, (ii) in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed L30,000.

The Galen Savings Related Share Option Scheme (the "SAYE Scheme")

The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contribution that an employee commits to under the savings contract. Any employee of a group company with more than 1-year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation on the day following the Company''s release to the public of its fiscal year financial results. An option may be exercised 3 or 5 years after the date of grant depending on the type of savings contract taken out.

No further options may be granted if, as a result:

(i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted under this scheme and any other share option scheme established by the Company and shares issued under any other employees' share scheme of the Company in the previous 10 years would exceed 10% of the Company's issued share capital; or

(ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under this scheme and any other share option scheme established by the Company and shares issued under any other employees' share schemes of the Company in the previous 5 years would exceed 5% of the Company's issued share capital.

The Galen 2000 U.S. Option Scheme (the "U.S. Share Scheme")

Pursuant to the terms of the U.S. Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of, and non-qualified stock options may be granted to any consultant to, the Company's U.S. subsidiaries.

On any date, no option may be granted under the U.S. Share Scheme if, as a result, any of the following limits would be exceeded:

(i) the aggregate number of ordinary shares in the capital of Galen represented by ADSs issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes, established by the Company would exceed 10% of the issued ordinary share capital of the Company on the day preceding that date;

(ii) the aggregate number of ordinary shares in the capital of Galen represented by ADSs issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings related share option schemes) established by the Company would exceed 5% of the issued ordinary share capital of the Company on the day preceding that date;

(iii) the aggregate number of ordinary shares in the capital of Galen represented by ADSs issued, or remaining issuable, pursuant to options granted in the previous 3 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company on the day preceding that date.

The maximum number of ordinary shares that may be granted in ADS form as incentive stock options under the U.S. Share Scheme is 6,363,332 ordinary shares.

There are no limits on the maximum number of ADSs that may be the subject of an option granted under the U.S. Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100% of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be exercisable on the earliest of the tenth anniversary of the date of grant or after a specified period following the participant's separation from the Company.

Schedule of Compensatory Share Options and Warrants Issued

Options issued under the various share option schemes and warrants issued to officers are summarized below in terms of ADSs (each representing four ordinary shares).
		Exercise Price per ADS
	ADSs Subject to Option	Range	Weighted Average

Balance at September 30, 1999	236,674	$17.40 - $29.48	$22.40
Granted	250,233	$29.57 - $49.35	$42.93
Assumed	1,162,108	$1.60 - $35.60	$20.66
Exercised	-	-	-
Cancelled	(4,878)	$17.40 - $22.27	$20.54

Balance at September 30, 2000	1,644,137	$1.60 - $49.35	$24.30
Granted	583,923	$38.20 - $48.39	$45.63
Exercised	(441,497)	$9.60 - $49.35	$16.82
Cancelled	(14,792)	$10.80 - $49.35	$37.35

Balance at September 30, 2001	1,771,771	$1.60 - $49.35	$32.87
Granted	662,859	$27.99 - $45.27	$43.18
Exercised	(92,494)	$10.80 - $32.00	$22.80
Cancelled	(237,432)	$11.20 - $51.53	$43.24
Balance at September 30, 2002	2,104,704	$1.60 - $51.53	$34.55

Exercisable at September 30, 2002	1,323,211	$1.60 - $51.53	$30.88

Following is option and warrant data at September 30, 2002 grouped by exercise price range:
	Range of Exercise Price
	$1.60 to $15.99	$16.00 to $29.99	$30.00 to $41.99	$42.00 to $51.53	Total

Number of ADSs subject to options / warrants	433,317	191,280	731,157	748,950	2,104,704
Weighted average exercise price	$13.69	$23.12	$36.72	$47.41	$34.55
Weighted average remaining contractual life (years)	3.5	5.0	7.1	5.8	5.7
Number of exercisable options / warrants	433,317	137,082	350,572	402,240	1,323,211
Weighted average exercise price for exercisable
options and warrants	$13.69	$25.15	$34.72	$47.99	$30.88

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

The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Accordingly, the Company recorded compensation expense related to the performance provisions of certain share options. This expense amounted to $323, $4,913 and $2,909 for the fiscal years ending September 30, 2002, 2001 and 2000, respectively. Had the Company determined compensation expense based on the fair value of options and warrants issued at the grant date under SFAS No. 123, the Company's net income (loss) and net income (loss) per ADS would have differed from the reported amounts as indicated below.

For the Years Ended September 30,
	2002	2001	2000
Net Income (loss) as reported	$ 145,176	$ 16,426	$ (7,357)
Proforma net income (loss)	$ 140,404	$ 16,099	$ (5,325)
Proforma net income (loss) per ADS:
Basic	$ 3.03	$ 0.40	$ (0.18)
Diluted	$ 3.01	$ 0.39	$ (0.18)

SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:
	For the Years Ended September 30,
	2002	2001	2000
Per share fair value of options	$15.65	$16.76	$14.15
Option life	4.65 years	4.35 years	4.7 years
Risk free interest rate	3.2%	3.5%	6.0%
Volatility	41.0%	37.0%	37.0%
Dividend yield	0.46%	0.25%	0.22%

In accordance with purchase accounting, the fair value of the Warner Chilcott compensatory options and warrants assumed by the Company was recorded as part of the purchase consideration paid to acquire Warner Chilcott. Accordingly, these options and warrants are not considered in the above pro forma amounts.

  Treasury Stock

  Treasury stock reflects shares held by the Galen Holdings PLC Employee Benefit Trust (the "Trust"), which was established by the Company's founder, Dr. McClay, immediately prior to flotation in 1997. This is a discretionary trust for the benefit of employees and former employees of the Company, including Directors, and may be used to meet obligations under the Company's share schemes. Dividends have not been waived by the Trust. Dr. McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares (1,250,065 ADS equivalents) to the Trust on its establishment. In August 2002, the Trust purchased an additional 150,000 ordinary shares, or 37,500 ADS equivalents. Treasury stock is included on the balance sheet at the value of the shares on the date of the gift, $2.43 per ordinary shares ($9.72 per ADS). At September 30, 2002 there were 4,721,241 (2001: 4,709,353) ordinary shares, or 1,180,310 (2001: 1,177,338), ADS equivalents, held by the Trust.

  Leases

  The Company leases land and buildings and motor vehicles under operating leases. The Company's commitments under the non-cancelable portion of all operating leases for the next five years as of September 30, 2002 are:

2003	$ 1,713
2004	1,624
2005	-
2006	-
2007	-
$ 3,337

  Lease and rental expenses included in selling, general and administrative expenses in the accompanying statements of operations totaled $1,657, $1,023 and $942 for the years ended September 30, 2002, 2001 and 2000, respectively.

  Income Taxes

  Galen Holdings operates in three primary tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. The majority of Galen's taxable income for the periods presented are derived from the United States, the United Kingdom and the Republic of Ireland. The following table shows the principal reasons for the difference between the effective tax rate and the U.K. statutory income tax rate.

	For the Years Ended September 30,
	2002	2001	2000
UK statutory income tax rate	30.0%	30.0%	30.0%
Income before taxes	$ 68,853	$ 14,596	$ (16,061)
Income tax at UK statutory rate	20,656	4,379	(4,818)
Non-deductible expense:
Amortization of UK goodwill	-	934	542
Acquired in-process research and development	-	-	7,920
Non-cash compensation expense	97	1,473	873
Effect of foreign tax rates (net)	3,312	-	-
Non-taxable UK income grantsgrant income	(473)	(459)	(435)
Foreign losses with no tax benefit	189	-	-
Other differences (net)	133	(316)	(33)
Provision for income taxes	$ 23,914	$ 6,011	$ 4,049
Effective income tax rate	34.7%	41.2%	(25.2)%

  The U.K., the Republic of Ireland and U.S. components of income before taxes and the provisions for income taxes are presented in the table below. The United Kingdom components are stated after the non-deductible charge for acquired in-process product research and development:

	For the Years Ended September 30,
	2002	2001	2000
Income (loss) before taxes:
United Kingdom	$ 7,962	$ (3,023)	$ (16,062)
Republic of Ireland	17,903	8,100	1
United States	42,988	9,519	-
Total	$ 68,853	$ 14,596	$ (16,061)
Provision for current income taxes:
United Kingdom	$ 4,755	$ (90)	$ 675
Republic of Ireland	3,459	584	2
United States federal tax	74	-	-
United States state and local taxes	42	-	-
Total	$ 8,330	$ 494	$ 677
Provision for deferred income taxes:
United Kingdom	$ 3,203	$ (1,635)	$ 3,372
Republic of Ireland	(985)	-	-
United States federal tax	12,246	5,706	-
United States state and local taxes	1,120	1,446	-
Total	$ 15,584	$ 5,517	$ 3,372
Total provision for income taxes	$ 23,914	$ 6,011	$ 4,049

  Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred tax assets are recorded to reflect expected reductions in taxes payable in future periods. Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities.

  The items giving rise to deferred tax liabilities and assets are summarized in the following table:
	As of September 30,
	2002	2001
Deferred Tax Liabilities:
Property, plant and equipment allowances	$ 6,159	$ 16,772
Intangibles and other (net)	29,803	16,011
Net deferred tax liability	$ 35,962	$ 32,783
Deferred Tax Assets:
US federal income tax net operating loss carryforwards	$ 19,966	$ 25,848
Valuation allowance for net operating loss carryforwards	(13,605)	(13,605)
	6,361	12,243
Share compensation expense	1,357	1,357
Net deferred tax asset	$ 7,718	$ 13,600

  In connection with the acquisition of Warner Chilcott, completed on September 29, 2000, the Company acquired U.S. federal income tax net operating loss carryforwards of approximately $62,000, which begin to expire in 2011. At September 30, 2002 a deferred tax asset, net of a valuation allowance, of $6,361 is recorded in respect of these carryforwards. If, in the future, the realization of this acquired deferred tax asset becomes more likely than not, any reduction of the associated valuation allowance will be allocated to reduce other purchased intangible assets.

  The deferred tax asset amount relating to share compensation expense is based on the intrinsic value of share options, the terms of which were modified on the cessation of employment of an executive.

  Concentration of Credit Risk and Reliance on Major Products

The Company distributes its pharmaceutical products through wholesalers, distributors and direct to certain retailers. The following table shows significant customer sales as a percentage of revenue from continuing operations. Amounts receivable from Customer A as of September 30, 2002 and 2001 totaled $4,363 and $4,300, respectively. As of September 30, 2002, amounts receivable from Customer B totaled $2,932.

	For the Years Ended September 30,
	2002	2001	2000
Customer A	14%	13%	-
Customer B	12%	-	-

Net sales of the following pharmaceutical products accounted for more than 10% of revenue from continuing operations:

	For the Years Ended September 30,
	2002	2001	2000
Ovcon®(R) 35 and 50 (1)	20%	21%	-
Doryx®(R) (1)	19%	12%	-
Estrace®(R) cream (1)	16%	16%	-
Kapake®(R)	-	-	17%

____________

  Acquired by Galen in conjunction with the Warner Chilcott transaction in September 2000. Accordingly, revenue for these products was not included in the Company's consolidated results for the year ended September 30, 2000.

  Consolidating Schedule

  Following are consolidating schedules reflecting Balance Sheet and Statement of Operations data for the Company as of September 30, 2002, and for the years ended September 30, 2002 and 2001:
				Other
	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
SEPTEMBER 30, 2002
Balance Sheet Data:
Assets
Cash and cash equivalents	$ 283,747	$ -	$ 25,341	$ 3,924	$ -	$ 313,012
Accounts receivable, net	-	-	18,429	14,440	-	32,869
Inventories	-	-	18,900	8,002	-	26,902
Inter-company receivable (payable)	205,321	(20,712)	33,953	(218,562)	-	-
Other assets	1,597	-	1,147	11,166	(1,795)	12,115
Current assets	$ 490,665	$ (20,712)	$ 97,770	$ (181,030)	$ (1,795)	$ 384,898
Property, plant and equipment, net	$ -	$ -	$ 3,153	$ 60,241	$ -	$ 63,394
Intangible assets (net) & goodwill	$ -	$ -	$ 378,541	$ 245,398	$ -	$ 623,939
Investment in Warner Chilcott notes	$ 49,352	$ -	$ -	$ 77,830	$(127,182)	$ -
Investment in subsidiaries	$ 402,733	$ 185,593	$ -	$ -	$(588,326)	$ -
Liabilities and Equity
Current liabilities	$ 14,402	$ -	$ 21,635	$ 36,603	$ (2,520)	$ 70,120
Long-term liabilities	$ -	$ -	$ 164,232	$ 1,179	$(114,458)	$ 50,953
Deferred income taxes	$ -	$ -	$ -	$ 35,962	$ -	$ 35,962
Other non-current liabilities	$ -	$ -	$ -	$ 6,189	$ -	$ 6,189
Shareholders' equity	$ 928,348	$ 164,881	$ 293,597	$ 122,506	$(600,325)	$ 909,007
YEAR ENDED SEPTEMBER 30, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 184,991	$ 50,230	-	$ 235,221
Operating Expenses
Cost of goods sold (excluding depreciation shown
separately below)	-	-	56,773	(5,223)	-	51,550
Selling, general and administrative	(4,772)	78	53,894	15,330	-	64,530
Research and development	-	-	1,755	18,028	-	19,783
Depreciation	-	-	695	4,628	-	5,323
Amortization	-	-	10,731	8,766	-	19,497
Total operating expenses	(4,772)	78	123,848	41,529	-	160,683
Other income (expense)	11,981	-	(7,262)	2,292	(12,696)	(5,685)
Provision for income taxes	4,766	-	18,557	591	-	23,914
Discontinued operations	-	-	-	7,037	-	7,037
Gain on disposal	100,028	-	-	1,063	-	101,091
Extraordinary loss on early retirement of debt
debt (net of tax benefit of $5,260)	-	-	-	-	(7,891)	(7,891)
Net Income (Loss)	$ 112,015	$ (78)	$ 35,324	$ 18,502	$ (20,587)	$ 145,176
YEAR ENDED SEPTEMBER 30, 2001
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 114,268	$ 69,554	-	$ 183,822
Operating Expenses
Cost of goods sold (excluding depreciation shown
separately below)	-	-	21,984	22,259	-	44,243
Selling, general and administrative	967	(3)	40,898	22,898	-	64,760
Research and development	-	-	685	13,009	-	13,694
Depreciation	-	-	414	3,889	-	4,303
Amortization	-	-	22,287	3,898	-	26,185
Total operating expenses	967	(3)	86,268	65,953	-	153,185
Other income (expense)	954	-	(20,039)	3,044	-	(16,041)
Provision for income taxes	-	-	7,153	(1,142)	-	6,011
Discontinued operations	-	-	-	7,841	-	7,841
Net Income (Loss)	$ (13)	$ 3	$ 808	$ 15,628	$ -	$ 16,426

  Consolidating data for the year ended September 30, 2000 is not presented, as Galen's acquisition of Warner Chilcott did not occur until September 2000.

  Segment Information

The Company''s business now consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the periods indicated:

  Revenue by geographical destination

	For the Years Ended September 30,
	2002	2001	2000

United Kingdom	$ 34,179	$ 41,322	$ 54,608
United States	185,564	125,126	3,487
All other	15,478	17,374	11,371
	$ 235,221	$ 183,822	$ 69,466

  Geographical analysis by country of origin

	For the Years Ended September 30,
	2002	2001	2000
Revenues
United Kingdom	$ 58,993	$ 63,349	$ 68,483
United States	174,531	116,753	--
All other	1,697	3,720	983
	$ 235,221	$ 183,822	$ 69,466
Operating income (loss)
United Kingdom	$ 97	$ (5,696)	$ (18,006)
United States	61,655	28,218	--
All other	12,786	8,115	(8)
	$ 74,538	$ 30,637	$ (18,014)

	As of September 30,
	2002	2001
Long-lived assets
United Kingdom	$ 104,731	$ 81,814994
United States	395,534	406,627
All other	187,068	131,247
	$ 687,333	$ 619,688868

  Product revenue

	For the Years Ended September 30,
	2002	2001	2000

Pharmaceutical products, net
Women's healthcare	$ 73,863	$ 54,903	--
Urology	45,096	35,851	--
Dermatology	52,453	21,090	--
All other	63,809	71,978	69,466
	$ 235,221	$ 183,822	$ 69,466

  Interest Expense

For the Years Ended September 30,
	2002	2001	2000

Total interest cost incurred	$ 16,501	$ 22,360	$ 1,108
Less interest capitalized	-	-	-
	$ 16,501	$ 22,360	$ 1,108

  Pension and 401(K) Savings Plan Contributions

  Contributions by the Company to defined contribution pension plans during the years ended September 30, 2002, 2001 and 2000 were $1,584, $949 and $967, respectively.

  The Company also makes matching contributions to a 401(k) savings plan. This plan provides eligible employees with option to defer amounts not in excess of 15% of his or her compensation. The Company makes matching contributions to the plan on behalf of all participants who make elective deferrals. The Company contributes and allocates to each participant's account matching contributions equal to 50% of up to 6% of the participant's contributions. The Company's contributions vest at 25% per year up to 100% at the participant's completion of four years of employment. The Company's contributions for the years ended September 30, 2002, 2001, and 2000 amounted to $1,357, $284 and $281, respectively.

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

  The following table sets forth the computation for basic and diluted net income (loss) per ordinary share and ADS:
	For the Years Ended September 30,
	2002	2001	2000
Numerator for basic and diluted net income
(loss) per ordinary share and ADR	$ 145,176	$ 16,426	$ (7,357)
Weighted average number of ordinary shares (basic)	185,244,963	161,354,740	121,444,370
Effect of dilutive stock options	1,085,671	2,805,536	-
Weighted average number of ordinary shares (diluted)	186,330,634	164,160,276	121,444,370
Basic and diluted net income (loss) per ordinary share	$ 0.78	$ 0.10	$ (0.06)

Weighted average number of equivalent ADSs	46,311,241	40,338,685	30,361,093
Effect of dilutive stock options	271,418	701,384	-
Weighted average number of equivalent ADSs (diluted)	46,582,659	41,040,069	30,361,093
Basic net income (loss) per ADS	$ 3.13	$ 0.41	$ (0.24)
Diluted net income (loss) per ADS	$ 3.12	$ 0.40	$ (0.24)

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

  Related Parties

  As of December 2001, the Company sold its CSS business to Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder. As part of the transaction, Alan Armstrong, President of Galen''s Pharmaceutical Services division, resigned from both his position as an executive and as an executive director of Galen. In May 2002, the Company sold its CTS business to companies controlled by Dr. McClay. In August 2002, the Company sold its ICTI business to a company controlled by Dr. McClay. The Company received a total of $235,000 in consideration for the sale of these businesses.

  Dr. Ennis, a non-executive director of Galen, was a director of Boxmore International plc during the year ended September 30, 2000. During the year ended September 30, 2000, we purchased packaging materials from Boxmore totaling $741. Our dealings with Boxmore were conducted on an arms-length basis. We believe that the terms of our dealings with Boxmore were no less favorable to us than could have been obtained from an unrelated third party. Our purchases from Boxmore totaled $741 for the year ended September 30, 2000.

  As of December 6, 2002 Elan Corporation plc, or Elan, and its subsidiaries held 3.8% of Galen's share capital. Mr. Thomas G. Lynch, Executive Vice Chairman of the Board of Directors of Elan, served on Galen's Board as a non-executive director during the period of November 27, 2000 through February 13, 2002. Warner Chilcott recorded administrative and support fees charged by Elan of $237 in the year ended December 31, 1999 and $158 in the nine months ended September 30, 2000. No fees were incurred during the years ended September 30, 2001 and 2002.

  In March 1999, Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the agreement, license fees were earned by Warner Chilcott upon the completion of certain milestones including FDA approval of the amended NDA for the product. Warner Chilcott was also entitled to receive royalties based upon U.S. sales of the product. In March 2000 the product received FDA approval and was launched in the United States. The approval triggered a series of milestone payments and royalties that totaled $6,300 for the year ended September 30, 2000. Royalty payments received from Elan during the years ended September 30, 2002 and 2001 amounted to $1,664 and $2,486, respectively. The agreement was terminated in September 2002 by mutual agreement. Under the terms of the termination, Elan paid $1,500 to Warner Chilcott.

  Boron-LePore Group, Inc. has provided a range of services to Warner Chilcott including providing contract sales personnel, recruitment of sales representatives and certain sample data record keeping. Mr. Roger M. Boissonneault, Galen's Chief Executive Officer, served on the Board of Boron-LePore until June 24, 2002. For the year ended December 31, 1999, fees of $2,230 were charged to Warner Chilcott by Boron-LePore and expensed to operations. In the nine months ended September 30, 2000 no charges arose. During the years ended September 30, 2002 and 2001, Boron-Lepore provided meeting planning services to Warner Chilcott for fees of $1,916 and $591, respectively.

  Unaudited Subsequent Event

On December 7, 2002, the Company entered into an agreement to acquire the U.S. sales and marketing rights to Sarafem®(R) from Eli Lilly and Company (""Lilly"") for cash consideration of $295,000. The acquisition is subject to customary closing conditions, including antitrust approval, and is expected to close in January 2003. Sarafem®(R), approved by the Food and Drug Administration (""FDA""), is a prescription treatment for the treatment of pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem®(R) generated sales of approximately $85,000 in the U.S for the year ended December 31, 2001.
	Balance at Beginning of Period	Additional Reserves	Write-Offs Against Reserves	Foreign Currency Adjustment	Balance at End of Period

2002:
Allowance for doubtful accounts	$ 1,134	$ 417	$ -	$ 111	$ 1,662

2001:
Allowance for doubtful accounts	$ 294	$ 838	$ -	$ 2	$ 1,134

2000:
Allowance for doubtful accounts	$ 421	$ (8)	$ (119)	$ -	$ 294

	Balance at Beginning of Period	Additional Reserves	Write-Offs Against Reserves	Foreign Currency Adjustment	Balance at End of Period

2002:
Allowance for doubtful accounts	$ 1,134	$ 417	$ -	$ 110	$ 1,661

2001:
Allowance for doubtful accounts	$ 294	$ 838	$ -	$ 2	$ 1,134

2000:
Allowance for doubtful accounts	$ 421	$ (8)	$ (119)	$ -	$ 294

Item 19. Exhibits.

1.1 * Articles of Association of Galen (the "Company") as amended on February 19, 2002.

1.2 Memorandum of Association of the Company (incorporated by reference to Exhibit 1.2 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-12634)).

2.1 Amended and Restated Deposit Agreement dated as of September 29, 2000, by and among the Company, Warner Chilcott plc, the Bank of New York and the Owners and Holders of American Depositary Receipts (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-12634)).

2.2 Form of Ordinary Share Certificate (incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-12634)).

2.3 Form of ADS Certificate (included within Exhibit 2.1).

2.4 Indenture dated as of February 15, 2000, by and among Warner Chilcott plc, Warner Chilcott, Inc. and the Bank of New York (incorporated by reference to Exhibit 10.48 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-29364)).

2.5 First Supplemental Indenture dated as of March 30, 2001, by and among the Company, Warner Chilcott, Inc., Warner Chilcott plc and the Bank of New York (incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K dated April 4, 2001 (File No. 333-12634)).

2.6 Form of Purchase Agreement by and among certain Selling Shareholders and Merrill Lynch International (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form F-1 dated July 2, 2001 (File No. 333-64324)).

2.7 Form of Sponsor's and Open Offer Agreement (incorporated by reference to Exhibit 1.2 to the Company's Registration Statement on Form F-1 dated July 2, 2001 (File No. 333-64324)).

2.8 Form of Conditional Offer to Purchase (incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form F-1 dated July 2, 2001 (File No. 333-64324)).

4.1 Employment Agreement dated as of May 4, 2000, by and between Warner Chilcott, Inc. and Roger M. Boissonneault (incorporated by reference to Exhibit 4.1 to the Company''s Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-64324)).

4.2* Amendment dated as of May 20, 2002 to Employment Agreement, by and between Warner Chilcott, Inc. and Roger M. Boissonneault.

4.3 Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (Renamed Galen Holdings PLC) and Robert Geoffrey Elliott (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F for the year ended September 30, 2001 (File No. 333-12634)).

4.4 Executive Service Agreement dated as of April 4, 2001 by and between Warner Chilcott (Bermuda) Limited and John Alexander King (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the year ended September 30, 2001 (File No. 333-64324)).

4.5 Executive Service Agreement dated as of April 10, 2001 by and between Galen Holdings PLC and John Alexander King (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-12634)).

4.6 Form of Letter of Appointment to the Board of Directors (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-12634)).

4.7 Option Rollover and Lock-Up Agreement dated as of May 4, 2000, by and between the Company and Roger M. Boissonneault (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-12634)).

4.8 Transaction Agreement dated as of May 4, 2000, by and between the Company and Warner Chilcott plc (incorporated by reference to Exhibit 2.1 to Warner Chilcott plc's Report on Form 8-K dated May 15, 2000 (File No. 000-29364)).

4.9 Supplemental Agreement No. 1 to Warner Chilcott plc Warrant Certificate as issued to Roger Boissonneault regarding certificate numbered Series C No. W03 (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-64324)).

4.10 Supplemental Agreement No. 1 to Warner Chilcott plc Warrant Certificate as issued to Roger Boissonneault regarding certificate numbered Series C No. W04 (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-64324)).

4.11* Form of the 2000 US Option Scheme of the Company adopted on September 29, 2000 and amended on February 19, 2002.

4.12* Approved Executive Share Option Scheme and Unapproved Executive Share Option Scheme of the Company adopted on October 9, 1996 and amended on February 19, 2002.

4.13 Purchase Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Warner Chilcott plc and Credit Suisse First Boston (incorporated by reference to Exhibit 1.49 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-29364)).

4.14 Incentive Share Option Scheme of Warner Chilcott plc, originally adopted on April 3, 1997, amended on June 3, 1999 (incorporated by reference to Exhibit 10.2 to Warner Chilcott plc's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 000-29364)).

4.15 Asset Purchase Agreement dated as of January 26, 2000, by and between Warner Chilcott, Inc. and Bristol-Myers Squibb (incorporated by reference to Exhibit 10.1 to Warner Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 000-29364)).

4.16 Estrace Transitional Support and Supply Agreement dated as of January 26, 2000, by and between Westwood-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc. (incorporated by reference to Exhibit 10.2 to Warner Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 000-29364)).

4.17 Ovcon Transitional Support and Supply Agreement by and between Bristol-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to Warner Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 000-29364)).

4.18 License and Distribution Agreement dated as of December 31, 1997, by and between Warner Chilcott plc and FH Faulding & Co Ltd (incorporated by reference to Exhibit 10.20 to Warner Chilcott plc's Report on Form 10-K for the year ended December 31, 1998 (File No. 000-29364)).

4.19 Registration Rights Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Credit Suisse First Boston Corporation, CIBC World Market Corp. and SG Cowen Securities Corporation (incorporated by reference to Exhibit 10.50 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-29364

4.20 Amendment to Revolving Credit and Security Agreement dated as of February 28, 2000, by and between Warner Chilcott, Inc. and PNC Bank National Association (incorporated by reference to Exhibit 10.51 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-29364)).

4.21 Asset Purchase Agreement dated as of June 29, 2001 by and between Bristol-Myers Squibb Company and Galen (Chemicals) Limited (incorporated by reference to Exhibit 10.8 to the Company's Form F-1 dated July 2, 2001 (File No. 333-64324)).

4.22 Supply Agreement dated as of June 29, 2001 by and between Bristol-Myers Squibb Laboratories Company and Galen (Chemicals) Limited (incorporated by reference to Exhibit 10.9 to the Company's Form F-1 dated July 2, 2001 (File No. 333-64324)).

4.23** Business purchase agreement dated January 9, 2002 among Galen Holdings PLC, Alhow Laboratories Limited and Almac Sciences Limited.

4.24** Share purchase agreement dated January 9, 2002 among Galen Holdings PLC, Alhow Laboratories Limited and Almac Sciences Limited.

4.25* Share purchase agreement dated May 8, 2002 among Galen Holdings PLC and Clinical Trial Services Inc.

4.26* Share purchase agreement dated May 8, 2002 among Galen Holdings PLC, Clinical Trials Services Limited and Clinical Trial Services (US) Inc.

4.27* Stock and asset purchase agreement dated August 22, 2002 between ICTI Acquisition Inc. (""ICTI"") and Galen Holdings PLC.

4.28* Assignment, transfer and assumption agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company.

4.29* Manufacturing Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company.

4.30* Saving-Related Share Option Scheme of the Company as amended by the Company on February 19, 2002.

8.1* Subsidiaries of the Registrant.

99.1** 2002 Annual Report and Accounts.

99.2* Section 906 Certification

----------------

* Filed herewith

** To be filed

1.1 * Articles of Association of Galen (the "Company") as amended [ ]

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

2.6 Form of Purchase Agreement by and among certain Selling Shareholders and Merrill Lynch International (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form F-1 dated July 2, 2001 (File No. 005-52501)).

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

4.2 Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (Renamed Galen Holdings PLC) and Robert Geoffrey Elliott.

4.3 Executive Service Agreement dated as of April 4, 2001 by and between Warner Chilcott (Bermuda) Limited and John Alexander King.

4.4 Executive Service Agreement dated as of April 10, 2001 by and between Galen Holdings PLC and John Alexander King.

4.5 Form of Letter of Appointment to the Board of Directors.

4.6 Option Rollover and Lock-Up Agreement dated as of May 4, 2000, by and between the Company and Roger M. Boissonneault (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 005-52501)).

4.7 Transaction Agreement dated as of May 4, 2000, by and between the Company and Warner Chilcott plc (incorporated by reference to Exhibit 2.1 to Warner Chilcott plc's Report on

Form 8-K dated May 15, 2000 (File No. 005-52501)).

4.8 Supplemental Agreement No. 1 to Warner Chilcott plc Warrant Certificate as issued to Roger Boissonneault regarding certificate numbered Series C No. W03 (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 005-52501)).

4.9 Supplemental Agreement No. 1 to Warner Chilcott plc Warrant Certificate as issued to Roger Boissonneault regarding certificate numbered Series C No. W04 (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 005-52501)).

4.10 Form of the 2000 US Option Scheme of the Company (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 005-52501)).

4.11 Approved Executive Share Option Scheme and Unapproved Executive Share Option Scheme of the Company (incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 005-52501)).

4.12 Purchase Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Warner Chilcott plc and Credit Suisse First Boston (incorporated by reference to Exhibit 1.49 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 005-52501)).

4.13 Incentive Share Option Scheme of Warner Chilcott plc, originally adopted on April 3, 1997, amended on June 3, 1999 (incorporated by reference to Exhibit 10.2 to Warner Chilcott plc's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 005-52501)).

4.14 Asset Purchase Agreement dated as of January 26, 2000, by and between Warner Chilcott, Inc. and Bristol-Myers Squibb (incorporated by reference to Exhibit 10.1 to Warner Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 005-52501)).

4.15 Estrace Transitional Support and Supply Agreement dated as of January 26, 2000, by and between Westwood-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc. (incorporated by reference to Exhibit 10.2 to Warner Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 005-52501)).

4.16 Ovcon Transitional Support and Supply Agreement by and between Bristol-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to Warner Chilcott plc's Report on Form 8-K dated February 15, 2000 (File No. 005-52501)).

4.17 License and Distribution Agreement dated as of December 31, 1997, by and between Warner Chilcott plc and FH Faulding & Co. Ltd. (incorporated by reference to Exhibit 10.20 to Warner Chilcott plc's Report on Form 10-K for the year ended December 31, 1998 (File No. 005-52501)).

4.18 Registration Rights Agreement dated as of February 15, 2000, by and among Warner Chilcott, Inc., Credit Suisse First Boston Corporation, CIBC World Market Corp. and SG Cowen Securities Corporation (incorporated by reference to Exhibit 10.50 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 005-52501)).

4.19 Amendment to Revolving Credit and Security Agreement dated as of February 28, 2000, by and between Warner Chilcott, Inc. and PNC Bank National Association (incorporated by reference to Exhibit 10.51 to Warner Chilcott plc's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 005-52501)).

4.20 Asset Purchase Agreement dated as of June 29, 2001 by and between Bristol-Myers Squibb Company and Galen (Chemicals) Limited (incorporated by reference to Exhibit 10.8 to the Company's Form F-1 dated July 2, 2001 (File No. 005-52501)).

    Supply Agreement dated as of June 29, 2001 by and between Bristol-Myers Squibb Laboratories Company and Galen (Chemicals) Limited (incorporated by reference to Exhibit 10.9 to the Company's Form F-1 dated July 2, 2001 (File No. 005-52501)).

4.22 Business purchase agreement dated January 9, 2002 among [Galen Holdings PLC], Alhow Laboratories Limited and Almac Sciences Limited.

4.23 Share purchase agreement dated January 9, 2002 among [Galen Holdings PLC], Alhow Laboratories Limited and Almac Sciences Limited.

4.24 Sale agreement dated May 8, 2002 among [Galen Holdings PLC], Clinical Trial Services and Clinical Trial Services (US).

4.25 Stock and asset purchase agreement dated August 22, 2002 between ICTI Acquisition, Inc. ("ICTI") and [Galen Holdings PLC] .

4.26 Revolving credit facility agreement dated October 31, 2002 among Galen Chemicals as borrower, Galen, Galen (UK) Limited and Galen Limited as original guarantors, ABN Amro and The Governor and Company of the Bank of Ireland as arrangers, the Financial Institutions (as defined therein) as original lenders and The Governor and Company of the Bank of Ireland as facility agent.

4.27 Assignment, transfer and assumption agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company.

4.28 Manufacturing Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company.

8.1* Subsidiaries of the Registrant.

99.1* 2001 Annual Report and Accounts.

99.2* Section 906 Certification

----------------

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALEN HOLDINGS PLC

/s/ R. GEOFFREY ELLIOTT

--------------------------------------

R. Geoffrey Elliott

Chief Financial Officer

December 31, 2002

CERTIFICATIONS

I, Roger M. Boissonneault, certify that:

1. I have reviewed this annual report on Form 20-F of Galen Holdings PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 31, 2002

/s/ Roger M. Boissonneault
____________________

Name: Roger M. Boissonneault

Title: Chief Executive Officer

I, R. Geoffrey Elliott, certify that:

1. I have reviewed this annual report on Form 20-F of Galen Holdings PLC;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 31, 2002

/s/ R. Geoffrey Elliott

____________________

Name: R. Geoffrey Elliott

Title: Chief Financial Officer