Form 20-F/A
period 2002-09-30
GALEN HOLDINGS PLC
filed 2003-01-17
CIK 1113445

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1 to

FORM 20-F

[ ] Registration statement pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2002

or

[ ] Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Commission file number 333-12634

GALEN HOLDINGS PUBLIC LIMITED COMPANY

(Exact name of Registrant as specified in its charter)

NORTHERN IRELAND

(Jurisdiction of incorporation or organization)

SEAGOE INDUSTRIAL ESTATE, CRAIGAVON, NORTHERN IRELAND BT63 5UA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:
Title of each class	Name of each exchange on which registered
AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 4 ORDINARY SHARES, PAR VALUE 10.0 U.K. PENCE PER ORDINARY SHARE	NASDAQ (R) NATIONAL MARKET

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

Yes: [X]	No: [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 [ ]	Item 18 [X]

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

Item 13. Defaults, Dividend Arrearages and Delinquencies 54

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds 54

Item 15. Controls and Procedures 54

A. Evaluation of Disclosure Controls and Procedures 54

Item 16. [Reserved] 54

PART III

Item 17. Financial Statements 55

Item 18. Financial Statements 55

Item 19. Exhibits 92

EXPLANATORY NOTE

This annual report on Form 20-F amends the annual report filed with the Securities and Exchange Commission on January 2, 2003 to correct certain typographical and formatting errors.

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

* customer acceptance of new products, including products using our intravaginal ring ("IVR") technology;

* increase in legal challenges;

* the loss of key senior management or scientific staff;

* reimbursement of prescription costs by third parties and increased use of restricted formulary lists;

* our ability to manage the growth of our business and the integration of new businesses and products;

* our ability to protect our intellectual property;

* the outcome of the Womens' Health Initiative clinical trial comparing continuous combined hormone replacement therapy to placebo and any resulting labeling changes for hormone replacement therapy products affecting the acceptability and commercial success of estrogen replacement therapy products; and

* other risks described from time to time in the reports filed by us and by our wholly-owned subsidiary, Warner Chilcott, with the Securities and Exchange Commission.

We also disclose important factors to you that could cause our actual results to differ materially from those expressed in any forward-looking statement under "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report.

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

The average exchange rates used to convert pounds sterling to U.S. dollars in this annual report are as follows:

Year Ended	U.S. Dollars per
September 30	pound sterling
2002	1.4765
2001	1.4427
2000	1.5623
1999	1.6295
1998	1.6536

The U.S. dollar to pound sterling exchange rates at September 30, 2002, 2001, 2000, 1999 and 1998 are as follows

Year Ended	U.S. Dollars per
September 30	pound sterling
2002	1.5749
2001	1.4688
2000	1.4637
1999	1.6469
1998	1.6994

For a discussion of the effects of currency fluctuations on our results of operations and financial position, see "Item 5: Operating and Financial Review and Prospects" in this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data

Set forth below is selected consolidated financial data of Galen Holdings PLC and its subsidiaries, which is collectively referred to as "Galen", "the Company", "we", "us" and "our" in this annual report, at the dates and for the years indicated. The selected consolidated operations data for the three years ended September 30, 2002 and the selected balance sheet data as of September 30, 2002 and 2001 were derived from our audited U.S. GAAP financial statements for those periods and as of those dates, which are included in Part III of this annual report. The selected consolidated operations data for the two years ended September 30, 1999 and the selected balance sheet data as of September 30, 2000, 1999 and 1998 were derived from our audited U.S. GAAP historical financial statements, which are not included in this annual report. The financial statements for the years 1998 through 2002 were originally prepared in pounds sterling and in accordance with U.K. GAAP. The statements for those years have been converted into U.S. dollars and restated in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with "Item 5: Operating and Financial Review and Prospects" in this annual report and our audited consolidated financial statements included in Part III of this annual report.

	Years ended September 30,
	1998	1999	2000	2001	2002
	(in thousands, except share data)
Statement of Operations Data:
Product revenue	$ 53,669	$ 62,925	$ 69,466	$ 183,822	$ 235,221
Operating expenses:
Cost of sales (excluding depreciation shown below)	25,330	29,113	33,067	44,243	51,550
Selling, general and administrative	10,945	6,957	9,548	64,760	64,530
Research and development	5,058	6,482	12,504	13,694	19,783
Depreciation	2,315	3,376	3,423	4,303	5,323
Amortization	55	231	2,538	26,185	19,497
Acquired in-process research and
development (1)	-	1,664	26,400	-	-
Total operating expenses	43,703	47,823	87,480	153,185	160,683
Operating income (loss)	9,966	15,102	(18,014)	30,637	74,538
Net interest income (expense)	2,079	173	1,953	(16,041)	(5,685)
Income (loss) before taxes	12,045	15,275	(16,061)	14,596	68,853
Provision for income taxes	3,614	4,583	4,049	6,011	23,914
Income (loss) from continuing operations before extraordinary loss	8,431	10,692	(20,110)	8,585	44,939
Discontinued operations, net of tax (2)	3,504	8,345	12,753	7,841	108,128
of
Extraordinary loss on early retirement debt net of tax benefit of $5,260	-	-	-	-	(7,891)
Net income (loss)	$ 11,935	$ 19,037	$ (7,357)	$ 16,426	$ 145,176
Net income (loss) per ADS:
Continuing operations before extraordinary loss
Basic	$ 0.29	$ 0.37	$ (0.66)	$ 0.21	$ 0.97
Diluted	$ 0.29	$ 0.37	$ (0.66)	$ 0.21	$ 0.97

Net income (loss) per ADS:
Basic	$ 0.41	$ 0.65	$ (0.24)	$ 0.41	$ 3.13
Diluted	$ 0.41	$ 0.65	$ (0.24)	$ 0.40	$ 3.12
Weighted average ADS equivalents outstanding:
Basic (3) (4) (5)	29,066,597	29,082,360	30,361,093	40,338,685	46,311,241
Diluted (3) (4) (5)	29,066,597	29,097,402	30,361,093	41,040,069	46,582,659
Cash dividend per ADS	$ 0.05	$ 0.09	$ 0.11	$ 0.13	$ 0.16
Cash dividend per ADS	L 0.03	L 0.06	L 0.07	L 0.09	L 0.11

	As of September 30,
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents (2) (3) (5) (6)	$ 32,654	$ 7,523	$ 118,647	$ 326,076	$ 313,012
Total assets (2) (3) (5) (6)	118,218	107,338	682,061	1,150,039	1,072,231
Long-term debt (3) (6)	1,672	22,269	219,412	257,388	51,345
Shareholders' equity (2) (3) (4) (5)	92,220	106,423	444,269	738,183	909,007
Share capital	19,646	19,646	25,498	29,902	29,981
Additional paid-in capital	$ 43,624	$ 44,229	$ 399,656	$ 673,144	$ 677,417

  Write-off of acquired in-process product research and development in 1999 related to our acquisition of the Bartholomew Rhodes group and in 2000 to our acquisition of Warner Chilcott.

  Discontinued operations represented our pharmaceutical services businesses, which were Interactive Clinical Technologies ("ICTI"), sold as of August 23, 2002, Clinical Trials Services ("CTS"), sold as of May 31, 2002, and Chemical Synthesis Services ("CSS"), sold as of December 31, 2001. The 2002 increase is due to the gain on disposal of $101.1 million, net of taxes of $3.9 million. We received approximately $229 million of proceeds, net of costs, for the sale of these businesses.

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

The development, manufacture, testing, marketing and sale of pharmaceutical products entail significant risk of product liability claims or recalls. Our products are, in the substantial majority of cases, designed to affect important bodily functions and processes. Unforeseen side effects caused by or manufacturing defects inherent in the products sold by us could result in exacerbation of a patient's condition, further deterioration of the patient's condition or even death. The occurrence of such an event could result in product liability claims and/or recall of one or more of our products. Claims may be brought by individuals seeking relief for themselves or, in certain jurisdictions, by groups seeking to represent a class.

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

Over the past few years we have acquired a number of products from Bristol-Myers Squibb. On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem(R) from Eli Lilly and Company for $295 million.

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

On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem(R) from Eli Lilly and Company ("Lilly") for $295 million. Sarafem(R) is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder. In respect of Sarafem (R), Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals ("Teva") for patent infringement. These proceedings were initiated in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem (R). After the closing of the acquisition, Galen intends to cause these claims to be pursued vigorously. In the event the patent is found valid and infringed, an injunction would be available until at least November 2007. There can be no assurance that the patent will be ultimately held valid, enforceable or infringed. An adverse outcome in this proceeding would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem (R) would likely drastically reduce sales of Sarafem (R).

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

The early termination of the WHI trial involving Prempro (TM), the outcome of the WHI trial involving Premarin (R) and the consequential changes in labeling that may be required by the FDA may affect the acceptability and commercial success of our estrogen replacement therapy ("ERT") products.

Three of our products, Estrace (R) tablets, Estrace (R) cream and Menoring (R), are ERT products. These single hormone (estrogen) products are used by women to alleviate symptoms associated with menopause. In July 2002, a study which was part of the Women's Health Initiative Study ("WHI") comparing the long term use of Prempro (TM) (a continuous combined hormone replacement therapy) with placebo was terminated early when the safety monitoring board determined that the risks of the trial exceeded the benefits. The related study comparing Premarin (R) (an ERT product) to placebo is continuing at the recommendation of the safety monitoring board. We believe that the findings of the Prempro™ /placebo study are either not applicable to our ERT products or are inconclusive. However, the outcome of these trials, and any resulting changes in labeling for HRT products as a class, may affect the acceptability of HRT products (including ERT products) by patients, the willingness of physicians to prescribe HRT for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our ERT products and our overall rate of growth may be lower.

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

Item 4. Information on the Company.

A. History and Development of the Company

Galen Limited was founded in 1968 as a sales and marketing organization focused on branded pharmaceutical products in the United Kingdom and Ireland. Our products were originally developed and manufactured for us by third parties. In 1977, we began to develop and manufacture our own products when our facility in Craigavon, Northern Ireland, became operational. We added to our pharmaceutical products business with the 1988 acquisition of IVEX, a manufacturer of sterile solutions. In 1989, we began to develop the intravaginal ring, or IVR, drug delivery vehicle, and later developed the IVR drug delivery technology. In 1999, we broadened our U.K. product portfolio with the acquisition of the Bartholomew Rhodes group of companies for $32.7 million. We extended our branded pharmaceutical products business into the United States on September 29, 2000, when we acquired Warner Chilcott, a marketer of branded prescription pharmaceutical products focused primarily on women's healthcare for $325.5 million. On June 29, 2001, we acquired Estrace(R) tablets from Bristol-Myers Squibb Company, a branded estrogen replacement therapy product, for approximately $95 million. In March 2002, we completed the acquisition in the United States of Duricef (R), a cephalosporin antibiotic, and Moisturel (R), a skin moisturizing cream, from Bristol-Myers Squibb for approximately $40 million. On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem(R) from Lilly for $295 million. The acquisition is subject to customary closing conditions, including antitrust approval, and is expected to close in January 2003. Sarafem(R) is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder. Launched by Lilly in 2000, Sarafem(R) generated sales of approximately $85 million for the year ended December 31, 2001. These acquisitions strengthen our product portfolio in the United States and highlight our strategy to utilize acquisitions of products to build our positions in our core therapeutic areas.

As part of our strategy to focus on our pharmaceutical products business, we disposed of our non-core pharmaceutical services business in 2002, which had been established to provide technology-based research and development services to the pharmaceutical industry. In December 2001, we sold our Chemical Synthesis Services ("CSS") business for $36 million to companies controlled by Dr. Allen McClay, the founder, former President and Director of Galen. As part of the transaction, Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from our Board and from his position as an executive of the Company. In May 2002, we sold our Clinical Trials Services ("CTS") business to companies controlled by Dr. McClay for approximately $183 million. In August 2002, we sold our Interactive Clinical Technologies ("ICTI") business for $16 million to a company controlled by Dr. McClay. We intend to use the net proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes.

During the year ended September 30, 2000 we made capital expenditures of $7.0 million on pharmaceutical services distribution facilities in Audubon and during the year ended September 30, 2001, we spent $3.3 million for pharmaceutical services distribution facilities in Craigavon. During the year ended September 30, 2002, capital expenditures for our pharmaceutical services business totaled $7.6 million. The pharmaceutical products business made capital expenditures of $8.7 million during the year ended September 30, 2000 in Craigavon and $3.8 million on warehousing in Larne, Northern Ireland during the year ended September 30, 2001. In addition, in the year ended September 30, 2001, we made capital expenditures of $2.0 million on accommodation facilities in Andover, New Jersey. During the year ended September 30, 2002, the pharmaceutical products business made total capital expenditures of $9.7 million, spending a total of $4.3 million on the Craigavon and Larne facilities and $2.4 million on a new warehouse located in Craigavon.

We completed our initial public offer of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. In September 1997, we listed our ordinary shares on the Irish Stock Exchange. On September 29, 2000, we listed our ordinary shares, represented by American Depositary Shares, or ADSs, on the NASDAQ (R) National Market when we acquired Warner Chilcott. Each ADS represents underlying ownership of four ordinary shares.

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

Our principal products include:

- Estrace (R) vaginal cream, a locally applied estrogen to treat vaginal/vulval atrophy, acquired from Bristol-Myers Squibb Company in February 2000;

- Estrace(R) tablets, an estrogen replacement therapy product, acquired from Bristol-Myers Squibb Company in June 2001;

- Ovcon(R) 35 and Ovcon(R) 50, both oral contraceptives, also acquired from Bristol-Myers Squibb Company in February 2000;

- Doryx(R), an oral antibiotic for the treatment of acne and for adjunctive therapy in the treatment of severe acne, licensed from FH Faulding & Co Limited; and

- Duricef (R), an oral antibiotic for the treatment of skin and skin structure infections, urinary tract infections, and other staphylococci and streptococci infections, acquired from Bristol-Myers Squibb in March 2002.

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

During the year ended September 30, 2002 we sold our pharmaceutical services businesses and since then our business has consisted of one operating segment. The following table shows our revenue from continuing operations by geographic origin.

	For the Years Ended September 30,
	2000	2001	2002
	(in thousands)
Geographic Origin
United States	0	116,753	174,531
United Kingdom	68,483	63,349	58,993
All other	983	3,720	1,697
Total	69,466	183,822	235,221

Our shares are listed on both the London Stock Exchange and the Irish Stock Exchange under the symbol "GAL". Our American Depositary Shares, each of which represents four of our shares, are quoted on the NASDAQ (R) National Market under the symbol "GALN".

Pharmaceutical Products

Our pharmaceutical products business develops, manufactures, supplies and markets branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States.

Women's Healthcare

We develop and market products for a number of segments in the women's healthcare therapeutic area, including hormone replacement and oral contraceptives.

Principal Products. The following table identifies our principal marketed branded products in this area:
Product	Therapeutic Application	Market
Estrace(R) tablets	Estrogen Replacement	U.S.
Menoring(R)	Estrogen Replacement	U.K.
Ovcon(R) 35	Oral Contraceptive	U.S.
Ovcon(R) 50	Oral Contraceptive	U.S.
NataFort(R)	Prenatal Vitamin	U.S.
NataChew™	Chewable Prenatal Vitamin	U.S.

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

Menoring(R). Menoring(R) intravaginal ring is used in women for the treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause and is currently marketed exclusively in the United Kingdom. Menoring(R) contains a core of estradiol acetate which provides estradiol as its active pharmaceutical ingredient. We began marketing Menoring(R), our estradiol IVR, in the United Kingdom in September 2001. We submitted Menoring(R) through the European Union Mutual Recognition Procedure to gain marketing approval throughout most of the European Union, and are actively negotiating labeling for the product with the national regulatory authorities. We submitted a new drug application ("NDA") for the same product, which we propose to call Femring(R) in the United States, with the FDA in December 2001. The NDA was accepted for filing in February 2002. In October 2002, we received an approvable letter from the FDA. We are now working with the FDA to finalize labeling requirements and expect that this product will soon become commercially available in the United States.

Ovcon 35(R) and Ovcon 50(R). Ovcon 35(R) and Ovcon 50(R) are oral contraceptives composed of norethindrone and ethinyl estradiol and are marketed exclusively in the United States. We acquired the rights to these products from Bristol-Myers Squibb Company in February 2000. In June 2002, our NDA for a line extension of Ovcon (R) was accepted for filing by the FDA.

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

Dermatology

Principal Products.

Doryx (R). In the United States, we market Doryx(R), an orally administered prescription product available in 100 mg. and 75 mg. doses, containing our proprietary formulation of doxycycline, for the treatment of acne. Doryx(R) is an antibiotic capsule containing enteric-coated pellets of doxycycline hyclate. It is a useful adjunctive therapy in the treatment of severe acne. We acquired the rights to distribute Doryx(R) in the United States from Warner-Lambert Company in June 1997 and in September 1999 repositioned the product for the dermatology segment and directed our sales force to promote Doryx(R) to targeted physicians. We launched the 75 mg. capsules in January 2002.

Duricef (R). In March 2002, we acquired Duricef (R) from Bristol-Myers Squibb. Duricef (R) is a cephalosporin antibiotic.

Analgesic Products.

According to the British Pharmaceutical Index, in the twelve months ending October 2002, we ranked seventh (in terms of sales) out of the companies servicing the U.K. market for non-narcotic analgesic products.

Kapake(R). Our major analgesic product is Kapake(R) Tablets (paracetamol 500 mg./codeine phosphate 30 mg.), which accounts for the majority of our sales of analgesic products. Our approach to the analgesic market is to provide products based on established active ingredients to treat pain of varying severity. Line extension formulations for Kapake(R) have been launched in the United Kingdom, including Kapake(R) Insts(R).

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
Therapeutic Application	Status	Market
Menoring(R) estrogen replacement	In Registration	E.U.
Femring(R) estrogen replacement	NDA Approvable	U.S.
Metronidazole	Phase III	E.U./U.S.
Testosterone	Phase II	E.U./U.S.
Contraceptive	Development	E.U./U.S.

Menoring(R) /Femring (R). This product is used in women for the treatment of moderate to severe vasomotor symptoms and urogenital symptoms associated with menopause and is currently marketed exclusively in the United Kingdom. We submitted Menoring(R) through the European Union Mutual Recognition Procedure to gain marketing approval throughout most of the European Union and are actively negotiating labeling for the product with the national regulatory authorities. We submitted an NDA for the same product, which we propose to call Femring(R) in the United States, with the FDA in December 2001. The NDA was accepted for filing in February 2002. In October 2002, we received an approvable letter from the FDA. We are now working with the FDA to finalize labeling requirements and expect that this product will soon become commercially available in the United States.

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

Line Extensions

Ovcon (R) Contraceptive. During the fiscal year 2002 we submitted a new drug application with the FDA for a line extension to our oral contraceptive product Ovcon (R). In June 2002, the FDA accepted our NDA for filing.

Estrogen Replacement Therapy Tablets. Our proprietary line extension for Estrace (R) tablets is in Phase III in the United States and we anticipate submission of an NDA in mid-2003.

Sales and Marketing

Our sales and marketing capabilities continue to be a key contributor to our success. Our sales and marketing personnel number approximately 259 in the United States and 55 in the United Kingdom.

The predominant focus for our pharmaceutical marketing activities is the United States, which generated 74% of our pharmaceutical revenue in fiscal year 2002. We believe we have one of the largest sales forces targeted to promoting women's healthcare, dermatology and urology products to obstetricians and gynecologists in the United States. Our sales force strategy is focused on employing precision marketing techniques to market and promote our key branded products to high volume prescribing physicians. These techniques require comprehensive internal analysis of actual prescription data to determine the most effective allocation of our sales and marketing resources and enable us to expand market share in markets that represent the most promise. Our precision marketing team, together with their sales and marketing colleagues, analyze prescription data and develop strategies and tactics to maximize growth in our sales and market share. By employing these precision marketing techniques, we have been able to sustain product growth, revitalize acquired products and successfully launch new products in the United States.

In the United Kingdom, we have restructured our product range with the launch of Menoring (R) and Regurin (R) in fiscal year 2001 to focus on women's healthcare products and the discontinuation and disposal of less profitable non-core brands. Our United Kingdom and Ireland sales force directly contacts general practitioners, community pharmacies and hospital consultants throughout the United Kingdom and Ireland.

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

Our branded pharmaceutical products also are or may become subject to competition from generic equivalents because there is no proprietary protection for most of the branded pharmaceutical products we sell. For instance, Estrace(R) tablets are in direct competition with generic products. Generic substitutes for some of our branded pharmaceutical products are also sold by other pharmaceutical companies that claim that their products provide equivalent therapeutic benefits at a lower cost. In addition, governmental and other pressure to reduce pharmaceutical costs may result in physicians prescribing products for which there are generic substitutes. Increased competition from the sale of generic pharmaceutical products may cause a decrease in revenue from our branded products and could have a material adverse effect on our business, financial condition and results of operations.

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

Bristol-Myers Squibb Company manufactures our Estrace(R) cream and Ovcon(R) oral contraceptives under long-term supply agreements that run through February 2009. Estrace(R) tablets are also manufactured for us by Bristol-Myers Squibb Company under a supply agreement that runs through July 2006. Duricef (R) is manufactured for us by Bristol-Myers Squibb Manufacturing Company under a supply agreement that runs through March 2007. Doryx (R) is supplied to us by FH Faulding & Co Limited under a license and distribution arrangement that runs through 2009 and is renewable thereafter. Upon completion of the Sarafem (R) acquisition, Lilly will continue to manufacture Sarafem (R) for us pursuant to a three-year manufacturing agreement which may, under certain circumstances, be extended for one additional year. We expect the Estrace(R) cream, Estrace(R) tablets, Ovcon(R), Duricef (R), Doryx (R) and Sarafem (R) products to account for a significant percentage of our U.S. product sales in fiscal year 2003. In the event that a supplier suffers an event that caused it to be unable to manufacture our product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on our business.

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

Patents, Trade Secrets and Proprietary Knowledge

We rely on patents, trade secrets and proprietary knowledge to protect intellectual property. We generally seek to protect these items by filing applications for patents on certain inventions, enforcing our legal rights against third parties that we believe may infringe our intellectual property rights, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. For a discussion of certain legal proceedings relating to our pending acquisition of Sarafem(R) see "Item 8 - Legal proceedings." We do not ultimately control whether our patent applications will result in issued patents, whether we will be successful in enforcing our legal rights against third party infringers, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors. In addition, most of our currently marketed branded pharmaceutical products are not protected by patents and proprietary rights and therefore are or may become subject to competition from generic equivalents. For a further discussion of our competition, please see "-- Competition."

Trademarks

Due to our branded product focus, we consider our trademarks to be valuable assets. Therefore, we actively manage our trademark portfolio, maintain long-standing trademarks and obtain trademark registrations for new brands in all jurisdictions in which we operate. The names indicated below are certain of Galen's key registered trademarks, some of which may not be registered in all jurisdictions:

Doryx(R)	NataFort(R)
Duricef (R)	Ovcon(R)
Estrace(R)	Pyridium(R)
Femring(R)	Pyridium Plus(R)
Kapake(R)	Regurin(R)
Menoring(R)	Warner Chilcott(R)
Moisturel (R)

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

United Kingdom

Obtaining a Marketing Authorization. No pharmaceutical product may be marketed in the European Union without a marketing authorization. The U.K. Medicines Act 1968 (the "Medicines Act") governs applications for marketing authorizations for human use in the United Kingdom. The Medicines Act implements detailed European Union Directives on the licensing of pharmaceuticals. Each time new legislation is introduced at the European level in the form of a Directive, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are essentially the same as those in force in other states within the European Union. In addition, individual countries within the European Union may implement additional national legislation relating to, for example, specific labeling requirements, the regulation of pharmaceutical prices and third party reimbursement of pharmaceutical products.

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

The mutual recognition procedure works on the principle of the mutual recognition by EU member states of their respective national marketing authorizations. Under the procedure, an applicant may seek to have an existing authorization recognized by one or more other member states selected by the applicant. The applicant must submit identical applications to the relevant member states and all member states must be notified of them. As soon as one member state decides to evaluate the medicinal product (it then becomes the "reference member state" ("RMS")), it notifies this decision to the other member states ("concerned member states" ("CMSs")) to whom the application has been sent. The RMS then sends a detailed assessment report to all member states who have 90 days to recognize the decision of the RMS. If the original national marketing authorization is not mutually recognized by another member state, the points in dispute are referred to the European Agency for the Evaluation of Medicinal Products ("EMEA") Committee for Proprietary Medicinal Products ("CPMP") for arbitration. The CPMP opinion is forwarded to the European Commission which makes the final decision. Once the Commission decision is taken, it is binding on all CMSs. Other member states not directly concerned at the time of the decision are also bound as soon as they receive a marketing authorization application for the same product.

The centralized system is a process for which there is a single application, a single evaluation and a single authorization for medicinal products. This system applies only to certain types of applications (compulsory for certain biotechnology products and optional for certain other products, including new chemical entities not previously authorized in the European Union, medicinal products administered by significantly innovative and novel delivery systems and significant new indications for existing products). The process is administered by the EMEA.

A marketing authorization, granted pursuant to the centralized procedure, is recognized in all European Union member states. As with the mutual recognition system, a specific timetable is specified for evaluation of the application, including allowances for appeals.

The EMEA was established by Council Regulation EEC No. 2309/93 of July 1993 with effect from January 1, 1995. The EMEA is responsible for coordinating the evaluation and supervision of medicinal products for both human and veterinary use across the European Union. The EMEA's opinion forms the basis for the European Commission's authorization of the marketing of a product approved by the centralized system. The CPMP also arbitrates between member states of the European Union on other medicinal products submitted under the mutual recognition procedure. The EMEA comprises a management board, three committees of scientific experts responsible for preparing the EMEA's opinion (one for medicinal products for human use, one for medicinal products for veterinary use and one for the designation of "orphan drugs" for rare diseases), an executive director and a permanent secretariat.

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

In certain well-defined situations, the results of pharmacological and toxicological tests and clinical trials do not have to be provided, thus allowing for "abridged" applications. Directive 2001/83/EC provides for abridged applications in three defined cases:

* where the medicinal product is essentially similar to a medicinal product authorized in the member state concerned by the application and the holder of the marketing authorization for the original medicinal product has consented to the use of its data for the purpose of examining the application in question; or

* where the constituent or constituents of the medicinal product have a well established medicinal use, with recognized efficacy and safety demonstrated by detailed references to published scientific literature; or

* where a medicinal product is essentially similar to a medicinal product which has been authorized in the European Union for six years (or ten for some member states of the European Union) and is marketed in the member state concerned, and where consent to refer to the first applicant's data has not been given.

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

In 1999, the National Institute for Clinical Excellence ("NICE") was established to, among other things, assess the clinical and cost effectiveness of medicinal and other health products referred to it for appraisal. The outcome of an appraisal is a recommendation from NICE as to whether the product(s) appraised ought to be prescribed on the NHS (i.e., at public expense) and, if so, in what circumstances. Technologies and products for review are selected by the U.K. Department of Health and are assessed by a NICE Appraisals Board, a body of clinicians and scientific experts, on the basis of representations made by the manufacturer, patient groups and other interested parties selected as consultees.It is highly unlikely that a product which is not recommended by the Appraisals Board as being cost effective will be prescribed in significant numbers via the NHS.

Pharmaceutical Price Regulation Scheme. Companies that sell branded products to the NHS may elect to join the Pharmaceutical Price Regulation Scheme, or PPRS, and, in practice, the suppliers of most drugs purchased by the NHS do so. The PPRS is administered by the U.K. Department of Health and the present scheme operates for a period of at least five years from October 1, 1999. Under the scheme, companies are generally permitted to earn a return on capital employed on products sold to the NHS. In order to determine the return on capital employed, a company is required to supply certain financial information to the U.K. Department of Health each year in an amount and level of detail based upon a company's level of sales to the NHS.

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

Subsidiary	Principal Activity	Country of Incorporation

Galen Limited	Pharmaceutical research and development, manufacturing and marketing	Northern Ireland

Galen (Chemicals) Limited	Pharmaceutical sales and distribution	Republic of Ireland
Galen (UK) Limited	Holding company	Northern Ireland
Warner Chilcott, plc	Pharmaceutical sales and distribution	Republic of Ireland
Warner Chilcott Inc.	Pharmaceutical development, marketing and distribution	United States

Warner Chilcott Laboratories (Ireland) Ltd.	Research, development and product licensing	Republic of Ireland

D. Property, Plant and Equipment

We operate from modern dedicated facilities based at two sites in Northern Ireland. In February 2002, we executed an agreement with the Industrial Development Agency of the Republic of Ireland for a grant in support of the construction and operation of a new production facility in Ardee in the Republic of Ireland, to meet longer-term requirements. We lease approximately 33,000 sq. ft. of office space in Rockaway, New Jersey. We also lease office space in Dun Laoghaire and Ardee in the Republic of Ireland.

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

We have a 106,000 sq. ft. facility in Larne, Northern Ireland dedicated to the manufacture of our IVRs as well as our sterile product range. The Larne facility also houses pharmaceutical research and development facilities.

All of our existing facilities used in our pharmaceutical products business, which together extend to approximately 250,000 sq. ft., are approved by the MCA. The FDA approved our manufacturing facility in Larne in 2002 in addition to the several manufacturing suites at our Craigavon facility approved in 1999.

During the year ended September 30, 2002, in connection with the disposal of our pharmaceutical services businesses, we sold our pharmaceutical services facilities. See "Item 4. Information on the Company."

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

Effect of Acquisitions and Disposals. We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000 and intend to continue to acquire complementary products in the future. We also disposed of our CSS business in December 2001, CTS business in May 2002 and ICTI business in August 2002 and therefore no longer have any pharmaceutical services businesses. The following discussion does not include the results from our discontinued businesses unless otherwise indicated. A description of these acquisitions and disposals may be found under "Item 4. Information on the Company." A consequence of our acquisition strategy is that our results of operations may not be comparable to prior periods.

Effect of Equity Offering. In July 2001, we completed our third equity offering. The total net proceeds to us, after underwriters' commissions and other expenses of the offering, were approximately $268 million. We have used a substantial portion of these proceeds to repay debt and, to a lesser extent, to purchase Duricef(R) and Moisturel(R). We intend to use the remaining net proceeds to expand our portfolio of branded pharmaceutical products, by pursuing other selected product acquisition and strategic opportunities, and for general corporate purposes. Pending our use of the remaining net proceeds, we have invested them in short-term, interest-bearing, investment grade deposits and securities.

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

Allowance for Doubtful Accounts

We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management's judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

Inventory

Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.

Results of Operations

Years Ended September 30, 2002 and 2001

Revenue. Revenue from continuing operations of $235.2 million for the year ended September 30, 2002 (fiscal 2002) increased 28%, or $51.4 million, from $183.8 million for the year ended September 30, 2001 (fiscal 2001). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. 74% of our fiscal 2002 revenue from continuing operations was generated in the United States, compared to 64% in fiscal 2001.

Our top three performing products, Ovcon (R), our oral contraceptive, Estrace (R) cream, which we promote to the urologist for vulval and vaginal atrophy associated with menopause, and Doryx (R), our pelletized oral formulation of doxycycline for the treatment of acne, continued to generate improved results. Contributing to this improvement was our launch in January 2002 of our new 75 mg. dosage strength for Doryx (R) to complement our already strong performing Doryx (R) 100 mg. product. During fiscal 2002, we further expanded our portfolio of products marketed to the dermatologist in the United States with our acquisition of Duricef (R) and Moisturel (R) in March 2002. Sales for Estrace (R) tablets, acquired in June 2001, were recorded for a full year in fiscal 2002 and for our final quarter in fiscal 2001.

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

Research and Development. Our research and development expenses of $19.8 million increased 45%, or $6.1 million, from $13.7 million in fiscal 2001 as we continued to increase our investment in our pharmaceutical product portfolio. Our activities were focused on the development of proprietary products for marketing in the United States, which were based on drug delivery systems such as the intravaginal ring, or IVR. We also pursued new products and line extensions of our branded products that would complement and strengthen our pharmaceutical business. During fiscal 2002, we submitted NDAs with the FDA for our estrogen replacement therapy IVR and an Ovcon line extension, both of which were subsequently accepted for filing by the FDA. In October 2002, we received an approvable letter from the FDA for the estrogen replacement therapy IVR product, which we propose to call Femring (R) in the United States. Our proprietary line extension for Estrace (R) tablets is in Phase III trials in the United States and we anticipate submitting an NDA in mid-2003. Our activities also included the development of other IVR applications for the treatment of sexual dysfunction and local infection.

Depreciation and amortization expense. Depreciation expense of $5.3 million for fiscal 2002 increased $1.0 million from $4.3 million in fiscal 2001. This increase was the result of our continued investment in our property, plant and equipment. Amortization expense of $19.5 million decreased 26%, or $6.7 million, from $26.2 million in fiscal 2001. Effective October 1, 2001, we ceased amortizing our goodwill due to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The resulting reduction in amortization expense of $13.6 million was significantly offset by the increase in amortization expense associated with our acquisition of Duricef (R) and Moisturel (R) in March 2002 and Estrace (R) tablets in June 2001.

Interest income and interest expense. Interest income of $10.8 million for fiscal 2002 increased 71%, or $4.5 million, from $6.3 million in fiscal year 2001 as average funds held for investment were higher during fiscal 2002 than in fiscal 2001. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million in net proceeds and, more recently, as a result of our sale of our services businesses for which we received approximately $229 million (net of costs). Interest expense of $16.5 million decreased 26%, or $5.9 million, from $22.4 million in fiscal 2001. This expense reduction was related to our purchase of a portion of Warner Chilcott's 12 ⅝% Senior Notes due 2008 acquired as part of the Warner Chilcott transaction. During fiscal 2002, we purchased in privately negotiated transactions a total of $111.3 million principal amount of the notes. The average principal amount outstanding during fiscal 2002 was $111.4 million, compared to $168.0 million during fiscal 2001.

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

Years Ended September 30, 2001 and 2000

Revenue. Revenue from continuing operations of $183.8 million for the year ended September 30, 2001 (fiscal 2001) increased 165%, or $114.4 million, from $69.5 million for the year ended September 30, 2000 (fiscal 2000). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and Ireland. Our acquisition of Warner Chilcott at the beginning of fiscal 2001 was the primary factor contributing to the significant increase in revenue from continuing operations. Our acquisition of Estrace(R) tablets in the final quarter of fiscal 2001 also contributed to our increased revenues. Organic growth of our existing product portfolio also contributed to the increase in our revenue from continuing operations. 64% of our fiscal 2001 revenue from continuing operations was generated in the United States, as compared to none in fiscal 2000.

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

Selling, general and administrative. Selling, general and administrative expenses of $64.8 million increased 578%, or $55.2 million, from fiscal 2000 expenses of $9.6 million. This increase in costs was primarily due to operating expenses of $41.1 million associated with the acquisition of Warner Chilcott at the beginning of fiscal 2001. Also contributing to the increase in costs were additional pharmaceutical product selling expenses related to the expansion of our U.K. and Ireland sales force from 65 to 125 representatives to support the launches of Menoring(R) and Regurin(R).

Research and Development. Our research and development expenses of $13.7 million increased 10%, or $1.2 million, from $12.5 million in fiscal 2000. During fiscal 2001 we worked on the approval, both in Europe and the United States, of our first IVR based product for ERT, which is called Menoring(R) in the United Kingdom and is proposed to be called Femring(R) in the United States. Having received U.K. approval for this product in April 2001, our research and development activities continued in support of obtaining marketing approval throughout Europe and in the United States. During fiscal 2002, we submitted an NDA with the FDA for Femring (R), which was subsequently accepted for filing by the FDA. In October 2002, we received an approvable letter from the FDA for this product.

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

Provision for income taxes. Taxes increased 48%, or $2.0 million, to $6.0 million from $4.0 million in fiscal 2000. We operate mainly in two-tax jurisdictions, the United Kingdom and the United States. The federal statutory rate in the United States was 35% in both 2001 and 2000. In the United Kingdom the statutory rate was 30% in both years. Our effective tax rate was 41% in fiscal 2001. Although we reported a loss in fiscal 2000, taxes of $4.0 million were provided for as the acquired in-process product research and development in the amount of $26.4 million is not deductible for tax purposes.

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

B. Liquidity and Capital Resources

During fiscal 2002 two significant activities impacted our liquidity and capital resources. The first was the sale of our pharmaceutical services businesses (ICTI, CTS and CSS), which contributed $229 million to our cash position at the close of fiscal 2002. This positive cash flow was more than offset by our cash out flow of $249.3 million representing our repayment of long-term obligations. Cash flow was also decreased by asset purchases totaling $59.3 million, of which $40.4 million was related to our acquisition of Duricef (R) and Moisturel (R) in March 2002. Finally, we repurchased 2,050,000 ordinary shares (512,500 ADS equivalents) that further reduced our cash by $12.5 million.

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

Our net cash provided by operating activities increased by $20.5 million in fiscal 2002 compared to 2001. Net income excluding the impact of non-cash items such as depreciation, amortization of intangibles and the gain on the sale of our pharmaceutical services businesses increased 60%, or $31.7 million, from $53.0 million in fiscal 2001 to $84.7 million in 2002. Working capital related to the continued expansion of our pharmaceutical business increased by $11.3 million from fiscal 2001.

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

Total assets as of September 30, 2002 decreased $77.8 million from September 30, 2001 primarily due to the sale of our pharmaceutical services businesses, for which total assets amounted to $133.8 million as of September 30, 2001. Although total assets remained fairly consistent for our continuing operations, the following fiscal 2002 transactions impacted our total assets.

* cash and cash equivalents increased by the proceeds we received from the sale of our pharmaceutical services businesses for which we received approximately $229 million (net of costs),

* we purchased $111.3 million principal amount of senior notes for $128.2 million plus accrued interest,

* we repaid the equivalent of approximately $138 million in debt denominated in pounds sterling,

* intangible assets increased mainly as a result of our acquisition of Duricef (R) and Moisturel (R) for approximately $40.4 million,

* we repurchased a total of 2,050,000 ordinary shares (512,500 ADS equivalents) for $12.5 million, and

* a net increase in property, plant and equipment of $10.0 million from our continued investment in our facilities.

Total indebtedness decreased $206.5 million as compared to our debt at September 30, 2001. As described above, in fiscal 2002 we repaid a total of $249.3 million in debt.

Shareholders' equity increased $170.8 million principally as a result of our fiscal 2002 net income of $145.2 million (including the gain on disposal of discontinued operations of $101.1 million) and foreign currency translation gains of $41.1 million. These increases were offset by a reduction to shareholders' equity of $12.5 million representing our share repurchase and $7.4 million for dividends declared.

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

Contractual Commitments

The following table summarizes our financial commitments as of September 30, 2002 (in thousands):

	Payments due by period:
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt:
Variable Rate Bank Debt	$788	$315	$ 473	$ --	$ --
Fixed Rate Bank Debt	$ 783	$ 301	$ 482	$ --	$ --
Fixed Rate Notes Obligations	$49,774	$ --	$ --	$ --	$49,774
Capital Lease Obligations	$ 616	$ 392	$ 224	$ --	$ --
Operating Leases	$ 616	$ 400	$ 216	$ --	$ --
Total Contractual Obligations	$52,577	$1,408	$1,395	$ --	$49,774

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

Three of our products, Estrace(R) tablets, Estrace(R) cream and Menoring(R) are ERT products. Studies have shown that hormone replacement therapy ("HRT") is effective for the treatment of vasomotor symptoms, such as hot flushes, vaginal atrophy and for the prevention of osteoporosis. Despite observational evidence suggesting a beneficial effect of HRT on primary prevention of cardiovascular disease, this hypothesis had not been rigorously tested in a large-scale randomized clinical trial of healthy women until the Women's Health Initiative Study ("WHI").

The WHI is a long-term study involving over 161,000 women that focuses on strategies for preventing heart disease, breast and colorectal cancer and osteoporosis in postmenopausal women. One component of the WHI involved two large-scale randomized controlled clinical trials examining the effect of HRT on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer. The first HRT trial compared Premarin (R) (an ERT product containing conjugated equine estrogens) to a placebo in hysterectomized patients. The second trial compared Prempro (TM) (a continuous combined hormone replacement therapy ("CCHRT") containing Premarin (R) and the progestin medroxyprogesterone acetate) to a placebo in non-hysterectomized patients. Both trials were scheduled to end in 2005 after an average of eight and a half years of follow up. No other HRT products were included in this trial.

In the Prempro (TM)/placebo trial, 8,506 women received the CCHRT product, Prempro (TM), and 8,102 received placebo. In July 2002, this trial was terminated early after an average of 5.2 years of follow up, when the safety monitoring board determined that the risks of the CCHRT trial exceeded the benefits. Despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke, and blood clots in patients randomized to Prempro (TM). The Premarin (R)/placebo trial studying the effect of ERT in hysterctomized patients on the prevention of heart disease and osteoporosis, and any associated risk of breast cancer, is still continuing at the recommendation of the safety monitoring board.

We believe that the findings of the Prempro™ /placebo study are either not applicable to our ERT products or are inconclusive. However, the outcome of these trials and any resulting changes in labeling for HRT products as a class may affect the acceptability of HRT products (including ERT products) by patients, the willingness of physicians to prescribe HRT for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our ERT products and our overall rate of growth may be lower. Through the end of the 2002 fiscal year, the findings of these studies have had little or no effect on our results of operations.

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

  Mr. Boissonneault entered into a new service contract with Warner Chilcott, Inc. on May 4, 2000 that became unconditional on September 29, 2000 and was amended on May 20, 2002. The contract provides that he will serve on our Board and is eligible to serve on the boards of our subsidiaries. The contract may be terminated on twelve months' notice by the executive or immediately for cause. Should we terminate the contract without cause, Mr. Boissonneault will be entitled to a severance payment which will be equal to his base salary and benefits for a period of twelve months. However, should the contract be terminated pursuant to a change of control (as defined in the contract) the severance payment due to Mr. Boissonneault will be equal to his base salary, target bonus and benefits for a period of eighteen months. Mr. Boissonneault's base salary for the fiscal year 2002 was $532,596. In addition, Mr. Boissonneault is entitled to receive an annual cash bonus with a target of 50% of his base salary.

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

  E. Share Ownership

  For a description of our directors' share ownership in Galen and of share options held by them, see the information set forth under the headings, "Directors' report for the year ended 30 September 2002 -- Directors' interests in shares of the company" and "Directors' report for the year ended 30 September 2002 -- Interests in share options" on pages 16 and 17, respectively, of our 2002 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference. Our share option plans are described under "Note 14 -- Stock Compensation Plans" in our consolidated financial statements contained under the heading, "Item 18. Financial Statements" in this Form 20-F.

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

  Related Party Transactions

In January 2002, we sold our Chemical Synthesis Services business to companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder. As part of the transaction, Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from both his position as an executive and as an executive director of Galen. In May 2002, we sold our Clinical Trials Services business to companies controlled by Dr. McClay. In August 2002, we sold our Interactive Clinical Technologies business to a company controlled by Dr. McClay. We received a total of $235 million in consideration for the sale of these businesses. See "Item 10. Additional Information - Material Contracts."

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

Galen and ICTI were named in a demand for arbitration by a customer of ICTI that claimed damages from breach of an agreement to provide clinical test services. The matter was settled amicably in January 2002. The resolution of this matter was not material to our operations or financial condition.

Sarafem(R)

On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem(R) from Lilly for $295 million, including a license for the use patent for Sarafem(R). Sarafem(R) is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder. In respect of Sarafem (R), Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals ("Teva") for patent infringement. These proceedings were initiated in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem (R). After the closing of the acquisition, Galen intends to cause these claims to be pursued vigorously.

Lilly asserts that the commercial manufacture, use, sale or offer to sell in the United States, or importation into the United States would infringe the patent-in-suit. Teva contends that the patent-in-suit is invalid, unenforceable or would not be infringed by Teva's commercial manufacture, use, sale or offer to sell in the United States, or importation into the United States of Teva generic products. Lilly may be entitled to a 30-month statutory bar to the FDA's approval of Teva's generic version of Sarafem (R). The 30-month stay will expire in August 2004. However, if before the expiration of the 30-month period the court decides that the patent-in-suit is invalid or not infringed, Teva's FDA approval will be made effective on the date of the court's decision. Thus, an unfavorable decision by the district court against Lilly would shorten the 30-month period. In the event the patent-in-suit is found valid and infringed an injunction would be available until at least November 2007.

There can be no assurance that Lilly will be entitled to the full 30-month stay, or that the patent-in-suit will ultimately be held valid, enforceable or infringed. The outcome of patent litigation is subject to intangibles that cannot be adequately quantified in advance, including, but not limited to, the demeanor and credibility of witnesses that will be called to testify. This is especially true in patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. An adverse outcome in this proceeding would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem (R) would likely drastically reduce sales of Sarafem (R).

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

B. Significant Changes

On December 7, 2002, we agreed to acquire the U.S. sales and marketing rights to Sarafem(R) from Lilly for $295 million. The acquisition is subject to customary closing conditions, including antitrust approval, and is expected to close in January 2003. Sarafem(R) is an FDA-approved prescription treatment for pre-menstrual dysphoric disorder.

Item 9. The Offer and Listing.

The only applicable items are Items 9.A.4 and 9.C.

A.4. Market Price Information

We completed our initial public offering of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. Our ordinary shares, represented by American Depositary Shares, or ADS, have been listed on the NASDAQ (R) National Market under the symbol "GALN" since September 29, 2000, the date that the scheme of arrangement by means of which we acquired Warner Chilcott, was declared effective. Each Galen ADS currently represents underlying ownership of four ordinary shares of Galen.

  Annual high and low market prices for the last five full financial years:
	Nasdaq		London Stock Exchange
	Price per ADS (U.S. $)		Price per Ordinary Share (pence)
	High	Low	High	Low

2002	45.75	16.54	787.00	264.10
2001	57.69	28.15	977.00	495.00
2000	--	--	975.00	505.00
1999	--	--	577.50	337.50
1998	--	--	527.50	258.00

  .

  Quarterly high and low market prices for the two most recent full financial years:
	Nasdaq		London Stock Exchange
	Price per ADS (U.S. $)		Price per Ordinary Share (pence)
	High	Low	High	Low

Fiscal Year 2002
First Quarter	45.75	37.25	787.00	625.50
Second Quarter	41.13	32.25	725.00	563.49
Third Quarter	36.15	26.34	630.00	420.00
Fourth Quarter	28.77	16.54	475.00	264.10

Fiscal Year 2001
First Quarter	54.50	45.00	975.00	820.00
Second Quarter	57.69	42.13	977.00	730.00
Third Quarter	52.75	42.63	920.00	745.00
Fourth Quarter	46.30	28.15	830.00	495.00

  Monthly high and low market prices for the most recent six months and for the last practicable date prior to the date of the filing of this annual report:

	Nasdaq		London Stock Exchange
	Price per ADS (U.S. $)		Price per Ordinary Share (pence)
	High	Low	High	Low

December 17, 2002	33.98	32.32	513.00	500.00
November 2002	33.50	30.71	545.00	393.00
October 2002	27.50	22.30	439.00	355.00
September 2002	27.40	22.52	460.00	367.00
August 2002	28.77	19.11	475.00	314.40
July 2002	28.34	16.54	470.00	264.10
June 2002	31.25	26.34	525.00	420.00

C. Markets on Which our Ordinary Shares Trade

Our ordinary shares are listed on the London Stock Exchange and on the Irish Stock Exchange under the symbol "GAL". American Depositary Shares, each representing four of our ordinary shares, have been listed on the NASDAQ (R) National Market under the symbol "GALN" since September 29, 2000.

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

On February 19, 2002, we adopted the following amendments to our Articles of Association, which changed the retirement requirements for our Board of Directors from requiring that one third of the Board retire every three years to require each director to retire at least every three years:

(a) The first sentence of Article 115 was deleted and replaced with the following wording: "Each director must retire at least every three years".

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

The following is a description of contracts that have been entered into by us and/or our subsidiaries since September 30, 2000 and are or may be material to our business:

- An Asset Purchase Agreement, dated June 29, 2001, between Bristol-Myers Squibb ("BMS") and Galen (Chemicals) Limited, or Galen (Chemicals), pursuant to which BMS agreed to sell and transfer to Galen (Chemicals) assets relating to Estrace (R) tablets and related generic products, or Products, including the intellectual property rights in and BMS's rights, title and interest in and to any regulatory files, registrations, applications, approvals, licenses and permits held by BMS exclusively relating to the Products. In addition, BMS has granted to Galen (Chemicals) a perpetual non-exclusive license to use all other intellectual property and relevant information necessary to develop, market, distribute, or manufacture Products, or any line extensions. Galen (Chemicals) purchased these rights in the Products for consideration of $95 million paid in cash.

- A Supply Agreement, dated June 29, 2001, between Bristol-Myers Squibb Laboratories Company, or BMS Laboratories, and Galen (Chemicals) pursuant to which BMS Laboratories has agreed to exclusively manufacture and supply Estrace(R) tablets to Galen (Chemicals) for a period of 5 years.

BMS Laboratories has reserved the right to manufacture the Products for specified reselling, including the distribution in geographical areas in which Galen (Chemicals) does not have the right to market or sell, for animal use and the manufacturing of bulk active pharmaceutical ingredients in the Products.

- A business purchase agreement, among Galen and Alhow Laboratories Limited, and a share purchase agreement, among Galen and Almac Sciences Limited, both dated January 7, 2002, for the sale of the Chemical Synthesis Services business for $36 million. Alhow Laboratories Limited and Almac Sciences Limited were each controlled by Dr. Allen McClay at the time of the sale. As part of this transaction, Galen agreed to indemnify the buyer against certain claims arising in relation to the business in the period prior to closing of the sale, subject to certain limitations. Galen also provided certain warranties in both agreements, and any claims brought under these warranties will be subject to a de minimis threshold and will be capped at the purchase price. In addition, Galen entered into certain non-compete provisions.

- A share purchase agreement dated May 8, 2002 among Galen Holdings PLC and Clinical Trial Services Inc. and a share purchase agreement dated May 8, 2002 among Galen Holdings PLC, Clinical Trials Services Limited and Clinical Trial Services (US) Inc. for the sale of the Clinical Trial Services business to companies controlled by Dr. Allen McClay for approximately $183 million. As part of this transaction, Galen provided certain warranties and indemnities in a form which is usual for a transaction of this nature. The time limit in respect of which warranty claims can be made is eighteen months from closing (save for tax warranties which expire on the seventh anniversary of closing). Claims brought under these warranties will be capped at the purchase price. In addition, Galen entered into certain non-compete provisions.

- A stock and asset purchase agreement dated August 22, 2002 between ICTI Acquistion, Inc. ("ICTI") and Galen for the sale of Interactive Clinical Technologies, Inc. to a company controlled by Dr. Allen McClay, for $16 million. This agreement contains a non-compete undertaking from Galen which expires three years from the closing date (August 22, 2002).

* An assignment, transfer and assumption agreement dated December 7, 2002 between Galen (Chemicals) Limited and Lilly relating to the acquisition of the U.S. sales and marketing rights to Sarafem(R) for $295 million. Under the agreement, the assets transferred or licensed by Lilly to Galen (Chemicals) Limited include: (i) the assignment of certain trademarks and trade dress relating to Sarafem (R), including the name Sarafem (R), and all of the marketing materials, transferable books and records, copyrights and Internet domain names relating to the product and (ii) a non-exclusive license to the use patent, technology and certain trademarks and trade dress related to the product in the United States. On or after the second anniversary of the closing date, or earlier if Lilly decides to further license or itself practice the licensed patent, Galen (Chemicals) Limited will have the option to convert the non-exclusive license to an exclusive license by paying Lilly an additional $10,000,000. In addition to the foregoing, Lilly will co-promote Sarafem (R) in the United States until September 30, 2003, unless such arrangement is sooner terminated by Lilly.

* The parties also entered into a manufacturing agreement dated December 7, 2002 between Galen (Chemicals) Limited and Lilly relating to the supply of Sarafem (R) for 3 years.

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

PART II

Item 13. Defaults, Dividend Arrearages And Delinquencies.

None.

Item 14. Material Modifications to The Rights of Securities Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

A. Evaluation of Disclosure Controls and Procedures.

Galen's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of Galen's disclosure controls and procedures (as defined in Exchange Act Rule 13a - 14(c)) as of a date within 90 days of the filing date of this annual report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that Galen's disclosure controls and procedures are effective to ensure that material information relating to Galen and its consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this annual report was prepared, in order to allow timely decisions regarding required disclosure.

B. Changes in Internal Controls.

There have not been any significant changes in Galen's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

INDEX TO FINANCIAL STATEMENTS

Page

Report of the Independent Accountants	56
Consolidated Balance Sheets as of September 30, 2002 and 2001	57
Consolidated Statements of Operations for the three years ended	58
September 30, 2002
Consolidated Statements of Shareholders' Equity for the
three years ended September 30,2002	60
Consolidated Statements of Comprehensive Income (loss) for the
three years ended September 30, 2002	61
Consolidated Statements of Cash Flows for the three years ended	62
September 30, 2002
Notes to the Consolidated Financial Statements	63
Financial Statement Schedule:
Valuation and Qualifying Accounts	91

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

GALEN HOLDINGS PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data)
	Year Ended September 30,
	2002	2001	2000
REVENUES
Products	$ 235,221	$ 183,822	$ 69,466
OPERATING EXPENSES
Cost of sales (excluding depreciation shown below)	51,550	44,243	33,067
Selling, general and administrative	64,530	64,760	9,548
Research and development	19,783	13,694	12,504
Depreciation	5,323	4,303	3,423
Amortization	19,497	26,185	2,538
Acquired in-process research and development	-	-	26,400
Total operating expenses	160,683	153,185	87,480
OPERATING INCOME (LOSS)	74,538	30,637	(18,014)
OTHER INCOME (EXPENSE)
Interest income	10,816	6,319	3,061
Interest expense	(16,501)	(22,360)	(1,108)
Total other income (expense)	(5,685)	(16,041)	1,953
INCOME (LOSS) BEFORE TAXES	68,853	14,596	(16,061)
Provision for income taxes	23,914	6,011	4,049
INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE EXTRAORDINARY LOSS	44,939	8,585	(20,110)
DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax
charge of $2,213; 2001: $3,666; 2000: $4,587)	7,037	7,841	12,753
Gain on disposal of discontinued operations
(net of tax charge of $3,893)	101,091	-	-
NET INCOME (LOSS) BEFORE EXTRAORDINARY LOSS	153,067	16,426	(7,357)
Extraordinary loss on early retirement of debt (net of
tax benefit of $5,260)	(7,891)	-	-
NET INCOME (LOSS)	145,176	16,426	(7,357)
BASIC AND DILUTED NET INCOME (LOSS) PER ORDINARY SHARE:
- continuing operations before extraordinary loss	$ 0.24	$0.05	($0.17)
- earnings from discontinued operations	0.04	0.05	0.11
- gain on disposal of discontinued operations	0.54	-	-
- extraordinary loss on debt retirement	(0.04)	-	-
Basic and diluted net income (loss) per ordinary share	$ 0.78	$0.10	($0.06)
BASIC NET INCOME (LOSS) PER ADS:
- continuing operations before extraordinary loss	$ 0.97	$0.21	($0.66)
- earnings from discontinued operations	0.15	0.20	0.42
- gain on disposal of discontinued operations	2.18	-	-
- extraordinary loss on debt retirement	(0.17)	-	-
Basic net income (loss) per ADS	$ 3.13	$0.41	($0.24)
DILUTED NET INCOME (LOSS) PER ADS:
- continuing operations before extraordinary loss	$0.97	$0.21	($0.66)
- earnings from discontinued operations	0.15	0.19	0.42
- gain on disposal of discontinued operations	2.17	-	-
- extraordinary loss on debt retirement	(0.17)	-	-
Diluted net income (loss) per ADS	$3.12	$0.40	($0.24)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic	185,244,963	161,354,740	121,444,370
Diluted	186,330,634	164,160,276	121,444,370
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
Basic	46,311,241	40,338,685	30,361,093
Diluted	46,582,659	41,040,069	30,361,093
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of U.S. dollars, except share data)

	Number of Ordinary Shares	Number of Equivalent ADSs (Represen-ting Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumu-lated Other Compre-hensive Income (Loss)	Total
Balance at September 30, 1999	121,266,652	30,316,663	$ 19,646	$ 44,229	$ 53,325	($11,961)	$1,184	$106,423
Net loss	-	-	-	-	(7,357)	-	-	(7,357)
Dividends declared - $0.11 per ADS	-	-	-	-	(3,400)	-	-	(3,400)
Shares issued net of costs	37,698,554	9,424,639	5,852	353,818	-	-	-	359,670
Exchange difference	-	-	-	-	-	-	(12,687)	(12,687)
Treasury stock disposals	-	-	-	(11)	-	11	-	-
Stock compensation	-	-	-	(1,289)	-	-	-	(1,289)
Stock compensation expense	-	-	-	2,909	-	-	-	2,909
Balance at September 30, 2000	158,965,206	39,741,302	25,498	399,656	42,568	(11,950)	(11,503)	444,269
Net income	-	-	-	-	16,426	-	-	16,426
Dividends declared - $0.13 per ADS	-	-	-	-	(5,012)	-	-	(5,012)
Shares issued net of costs	30,346,092	7,586,523	4,404	269,081	-	-	-	273,485
Exchange difference	-	-	-	-	-	-	4,102	4,102
Treasury stock disposals	-	-	-	(506)	-	506	-	-
Stock compensation expense	-	-	-	4,913	-	-	-	4,913
Balance at September 30, 2001	189,311,298	47,327,825	29,902	673,144	53,982	(11,444)	(7,401)	738,183
Net income	-	-	-	-	145,176	-	-	145,176
Dividends declared - $0.16 per ADS	-	-	-	-	(7,352)	-	-	(7,352)
Shares issued net of costs	543,965	135,991	79	3,973	-	-	-	4,052
Shares repurchased	(2,050,000)	(512,500)	-	-	-	(12,478)	-	(12,478)
Exchange difference	-	-	-	-	-	-	41,097	41,097
Treasury stock disposals	-	-	-	(29)	-	29	-	-
Stock compensation expense	-	-	-	329	-	-	-	329
Balance at September 30, 2002	187,805,263	46,951,316	$29,981	$ 677,417	$191,806	$ (23,893)	$ 33,696	$ 909,007

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
GALEN HOLDINGS PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
	Years Ended September 30,
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 145,176	$ 16,426	$ (7,357)
Adjustments to reconcile net income/loss to net cash provided by operating activities:
Depreciation	8,751	8,902	6,829
Amortization	19,497	27,269	2,538
Profit on sale of businesses	(104,984)	-	-
Loss (gain) on sale of assets	-	37	(13)
Amortization of government grants	(1,576)	(2,016)	(2,023)
Loan notes premium adjustment	(3,723)	-	-
Acquired in-process research and development	-	-	26,400
Stock compensation expense	323	4,913	2,909
Minority interest	47	177	138
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(12,859)	(8,387)	(6,165)
Increase in inventories	(3,005)	(2,098)	(670)
Increase (decrease) in accounts payable, accrued liabilities and
other liabilities	4,535	10,389	(3,207)
Income taxes	19,357	2,572	1,502
Foreign exchange gain (loss)	1,839	(5,271)	(2,071)
Net cash provided by operating activities	73,378	52,913	18,810
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(42,037)	(93,898)	(2,904)
Purchase of fixed assets	(17,301)	(23,568)	(22,525)
Proceeds from sale of businesses	228,574	-	-
Purchase of subsidiary undertakings, net of cash acquired	(8,772)	(23,705)	41,124
Proceeds from sale of fixed assets	-	367	48
Net cash provided by (used in) investing activities	160,464	(140,804)	15,743
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt obtained	-	73,285	21,884
Long-term debt repaid	(249,310)	(41,203)	(7,477)
Payments under capital leases	(557)	(577)	(482)
Purchase of own shares	(12,478)	-	-
Proceeds from share capital issue, net of expenses	156	272,993	56,816
Cash dividends paid	(7,352)	(5,012)	(3,400)
Government grants received	2,241	659	2,481
Net cash (used in)/provided by financing activities	(267,300)	300,145	69,822
Net (decrease)/increase in cash and cash equivalents	(33,458)	212,254	104,375
Cash and cash equivalents, beginning of year	326,076	113,671	10,459
Foreign exchange adjustment on cash and cash equivalents	20,394	151	(1,163)
Cash and cash equivalents, end of year	$ 313,012	$ 326,076	$113,671
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$ 35,187	$ 25,752	$ 2,345
Income taxes paid	$ 6,636	$ 1,609	$ 7,134
Non-cash investing and financing activities
Acquisitions of equipment through capital leases	$ -	$ 710	$ 764
Common stock issued for acquisitions	$ 956	$ -	$ 314,058

See accompanying notes to consolidated financial statements.

  GALEN HOLDINGS PLC NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Dollars in Thousands Unless Otherwise Noted (Except Share Data)

  Summary of Significant Accounting Policies

  Description of Operations and Principles of Consolidation

  Galen Holdings PLC ("Galen" or the "Company") is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company was founded in 1968, listed its ordinary shares on the London and Irish stock exchanges in 1997 and listed its American Depositary Receipt form, on NASDAQ (R) in September 2000. Galen is an international pharmaceutical company focused principally on the therapeutic areas of women's healthcare, dermatology and urology. Galen's pharmaceutical products are promoted by the Company's sales and marketing organizations in the United Kingdom, Ireland and the United States.

  The consolidated financial statements include the financial statements of Galen and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During 2001 and 2000 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to the Company's acquisitions is provided in Note 2.

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

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2002 and has determined that goodwill has not been impaired.

  New Accounting Pronouncements

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after July 1, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after June 30, 2001 be accounted for by the purchase method. The Company's adoption of SFAS 142 is discussed above under the caption "Intangible Assets and Goodwill."

  Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of Galen's Pharmaceutical Services operating segment, divested during the year ended September 30, 2002, were treated as "discontinued operations."

  On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company will reclassify the losses on extinguishments of debt that were classified as extraordinary items in the year ended September 30, 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

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

  Acquisitions

  Year Ended September 30, 2002

  In March 2002, Galen purchased Duricef (R), an antibiotic, and Moisturel (R), a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products' estimated useful life.

  Year Ended September 30, 2001

  In June 2001, Galen purchased Estrace (R) tablets, a branded estrogen replacement therapy product, from Bristol-Myers Squibb for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $123,000 in order to account for certain liabilities assumed by the Company at the time of purchase, and for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

  Unaudited Pro Forma Information

  The following unaudited pro forma information for the year ended September 30, 2001 presents the Company's results of operations assuming the Company's acquisition of Estrace(R) tablets was completed as of October 1, 2000. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transaction occurred as of October 1, 2000, or of future results of operations of the consolidated entities. Actual results for the year ended September 30, 2002 are presented below for comparative purposes as the event described above occurred prior to the onset of the Company's fiscal year ending September 30, 2002, and actual results reflect a full year of activity for such event.

	For the Years Ended
	September 30,
	2002	2001
	Actual	Unaudited Proforma

Revenue	$ 235,221	$ 208,011
Cost of sales	51,550	45,156
Operating expenses	89,636	83,023
Amortization	19,497	30,798
Total operating expenses	160,683	158,977
Operating Income	74,538	49,034
Net interest expense	5,685	19,378
Provision for income taxes	23,914	9,174
Income From Continuing Operations Before
Extraordinary Loss	44,939	20,482
Discontinued operations, net of tax charge	108,128	7,841
Net Income Before Extraordinary Loss	153,067	28,323
Extraordinary loss on early retirement of debt (net
of tax benefit of $5,260)	(7,891)	-
Net Income	$ 145,176	$ 28,323
Net income per ADS - Basic	$ 3.13	$ 0.70
Net income per ADS - Diluted	$ 3.12	$ 0.69
Weighted average ADS equivalents outstanding:
Basic	46,311,241	40,338,685
Diluted	46,582,659	41,040,069

  Divestitures

  During the year ended September 30, 2002, the Company disposed of its Pharmaceutical Services business segment, which consisted of Chemical Synthesis Services ("CSS"), Clinical Trial Services ("CTS") and Interactive Clinical Technologies, Inc. ("ICTI"). These businesses provided technology-based research and development services to the pharmaceutical industry. Companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder, acquired CSS, CTS and ICTI. As part of this transaction Mr. Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from his position as an executive, as well as his Galen directorship. The Company received net proceeds of approximately $229,000 from the sales of CSS, CTS and ICTI. The Company intends to use the proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes.

  The Company reported a net pre-tax gain of $104,984 from the disposal of this business segment, which is included in the Company's Statement of Operations for year ended September 30, 2002. Also included in the Company's results for the year ended September 30, 2002 are related taxes amounting to $3,893.

  Chemical Synthesis Services ("CSS")

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

  Clinical Trial Services ("CTS")

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

  Interactive Clinical Technologies, Inc. ("ICTI")

  ICTI provided interactive voice response systems for clinical trial management from its bases in Yardley, Pennsylvania, San Francisco, California, and Maidenhead in the U.K. ICTI had revenue of $13,521 in the year ended September 30, 2001.

  Following are the assets and liabilities of the discontinued operations as of the respective disposal dates:
	CSS	CTS	ICTI
Disposal date	December 31, 2001	May 31, 2002	August 23, 2002
Fixed assets	$ 25,685	$ 53,068	$ 3,056
Goodwill	580	14,276	19,179
Current assets	2,201	23,500	5,273
Current liabilities	(2,324)	(17,312)	(6,124)
Deferred income	(1,290)	(1,914)	(1,472)
Net assets of discontinued operations	$ 24,852	$ 71,618	$ 19,912

  Cash and Cash Equivalents

	As of September 30,
	2002	2001

Cash at bank and in hand	$ 1	$ 2,941
Short term deposits	313,011	323,135
Cash and cash equivalents	$ 313,012	$ 326,076

  Accounts Receivable

	As of September 30,
	2002	2001

Trade receivables	$ 34,530	$ 27,711
Less allowance for doubtful accounts	1,661	1,134
Trade receivables, net	$ 32,869	$ 26,577

  Inventory

	As of September 30,
	2002	2001

Finished goods	$ 14,457	$ 13,373
Raw materials	12,445	10,876
Inventories	$ 26,902	$ 24,249

  Prepaid Expense and Other Current Assets

	As of September 30,
	2002	2001

Prepaid expense	$ 3,018	$ 4,545
Other current assets	1,379	1,293
Prepaid expense and other current assets	$ 4,397	$ 5,838

  Property, Plant and Equipment, Net

	As of September 30,
	2002	2001

Land and buildings	$ 38,161	$ 30,099
Plant and machinery	40,872	35,552
Fixtures and fittings	11,927	9,539
Motor vehicles	584	580
	91,544	75,770
Less accumulated depreciation	28,150	22,415
Property, plant and equipment, net	$ 63,394	$ 53,355

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

  These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the years ended September 30, 2002 and 2001 amounted to $19,497 and $13,156 respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

Year Ending September 30,
2003	$ 19,939
2004	$ 19,939
2005	$ 19,939
2006	$ 19,939
2007	$ 19,939

  Following are the changes in goodwill during the year ended September 30, 2002:

Balance as of September 30, 2001	$ 253,680
Plus: Reclassification of assembled workforce	2,914
Foreign currency translation adjustment	22,377
Pricing on acquisition of minority interests	580
Less: Elimination of accrued consideration	(2,144)
Deferred tax adjustment on assembled workforce	(1,164)
Sale of Services segments	(34,035)
Balance as of September 30, 2002	$ 242,208

  The following table reconciles reported net income to that which would have been reported had SFAS 142 been applied as of the beginning of fiscal 2000:
	Year Ended September 30,
	2002	2001	2000
Reported net income (loss)	$ 145,176	$ 16,426	$ (7,357)
Add back: Goodwill amortization, net of tax	-	12,977	2,086
Adjusted net income (loss)	$ 145,176	$ 29,403	$ (5,271)

Basic earnings per ADS:
Reported net income	$ 3.13	$ 0.41	$ (0.24)
Goodwill amortization, net of tax	-	0.32	$ 0.07
Adjusted net income	$ 3.13	$ 0.73	$ (0.17)

Diluted earnings per ADS:
Reported net income	$ 3.12	$ 0.40	$ (0.24)
Goodwill amortization, net of tax	-	0.32	$ 0.07
Adjusted net income	$ 3.12	$ 0.72	$ (0.17)

  Accrued and Other Liabilities

	As of September 30,
	2002	2001

Accrued transaction costs	$ 7,102	$ 6,174
Other accrued expenses	36,951	27,907
Accrued and other current liabilities	$ 44,053	$ 34,081

  Long-Term Debt and Capital Leases
	As of September 30,
	2002	2001

Long-term debt	$ 51,345	$ 257,388
Less: current installments	616	10,983
Long-term debt, excluding current installments	50,729	246,405
Capital leases	616	1,121
Less: current installments	392	538
Capital leases, excluding current installments	224	583
Long-term debt and capital leases, excluding current installments	$ 50,953	$ 246,988

  Long-term debt consists of:
	As of September 30,
	2002	2001

Term loans - at variable interest rates	$ 788	$ 91,659
- at fixed interest rate (9.00%)	783	933
Warner Chilcott senior notes due 2008 - $48,400 principal amount (2001: $159,700), 12 ⅝%	49,774	164,796
	$ 51,345	$ 257,388

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
$ 616

  Warner Chilcott Senior Notes Due 2008

  Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12⅝% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

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

  The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the year ended September 30, 2002, Galen and its affiliates purchased a total of $111,300 of principal amount of the senior notes in privately negotiated transactions for $128,143 plus accrued interest. The Company may, from time to time depending on market conditions, purchase additional senior notes.

  As of September 30, 2002 the notes are shown on Galen's consolidated balance sheet at $49,774, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount redemption in December 2000, Galen's purchase of $111,300 principal amount during the year ended September 30, 2002 in privately negotiated transactions, and accumulated premium amortization.

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

  The Galen Savings Related Share Option Scheme (the "SAYE Scheme")

  The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contribution that an employee commits to under the savings contract. Any employee of a group company with more than 1-year continuous employment is eligible to participate. The exercise price is not less than the higher of the nominal value of the share and 80% of the average middle market quotation on the day following the Company's release to the public of its fiscal year financial results. An option may be exercised 3 or 5 years after the date of grant depending on the type of savings contract taken out.

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

  (ii) the aggregate number of ordinary shares in the capital of Galen represented by ADSs issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5% of the issued ordinary share capital of the Company on the day preceding that date;

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

  Treasury Stock

  Treasury stock reflects shares held by the Galen Holdings PLC Employee Benefit Trust (the "Trust"), which was established by the Company's founder, Dr. McClay, immediately prior to flotation in 1997. This is a discretionary trust for the benefit of employees and former employees of the Company, including Directors, and may be used to meet obligations under the Company's share schemes. Dividends have not been waived by the Trust. Dr. McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares (1,250,065 ADS equivalents) to the Trust on its establishment. Treasury stock is included on the balance sheet at the value of the shares on the date of the gift, $2.43 per ordinary share ($9.72 per ADS). At September 30, 2002 there were 4,721,241 (2001: 4,709,353) ordinary shares, or 1,180,310 (2001: 1,177,338), ADS equivalents, held by the Trust.

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

	For the Years Ended September 30,
	2002	2001	2000
UK statutory income tax rate	30.0%	30.0%	30.0%
Income before taxes	$ 68,853	$ 14,596	$ (16,061)
Income tax at UK statutory rate	20,656	4,379	(4,818)
Non-deductible expense:
Amortization of UK goodwill	-	934	542
Acquired in-process research and development	-	-	7,920
Non-cash compensation expense	97	1,473	873
Effect of foreign tax rates (net)	3,312	-	-
Non-taxable UK grant income	(473)	(459)	(435)
Foreign losses with no tax benefit	189	-	-
Other differences (net)	133	(316)	(33)
Provision for income taxes	$ 23,914	$ 6,011	$ 4,049
Effective income tax rate	34.7%	41.2%	(25.2)%

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

	For the Years Ended September 30,
	2002	2001	2000
Customer A	14%	13%	-
Customer B	12%	-	-

Net sales of the following pharmaceutical products accounted for more than 10% of revenue from continuing operations:

	For the Years Ended September 30,
	2002	2001	2000
Ovcon (R) 35 and 50 (1)	20%	21%	-
Doryx (R) (1)	19%	12%	-
Estrace (R) cream (1)	16%	16%	-
Kapake (R)	-	-	17%

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

  Consolidating Schedule

  Following are consolidating schedules reflecting Balance Sheet and Statement of Operations data for the Company as of September 30, 2002, and for the years ended September 30, 2002 and 2001:
				Other
	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
SEPTEMBER 30, 2002
Balance Sheet Data:
Assets
Cash and cash equivalents	$ 283,747	$ -	$ 25,341	$ 3,924	$ -	$ 313,012
Accounts receivable, net	-	-	18,429	14,440	-	32,869
Inventories	-	-	18,900	8,002	-	26,902
Inter-company receivable (payable)	205,321	(20,712)	33,953	(218,562)	-	-
Other assets	1,597	-	1,147	11,166	(1,795)	12,115
Current assets	$ 490,665	$ (20,712)	$ 97,770	$(181,030)	$ (1,795)	$ 384,898
Property, plant and equipment, net	$ -	$ -	$ 3,153	$ 60,241	$ -	$ 63,394
Intangible assets (net) & goodwill	$ -	$ -	$ 378,541	$ 245,398	$ -	$ 623,939
Investment in Warner Chilcott notes	$ 49,352	$ -	$ -	$ 77,830	$(127,182)	$ -
Investment in subsidiaries	$ 402,733	$ 185,593	$ -	$ -	$(588,326)	$ -
Liabilities and Equity
Current liabilities	$ 14,402	$ -	$ 21,635	$ 36,603	$ (2,520)	$ 70,120
Long-term liabilities	$ -	$ -	$ 164,232	$ 1,179	$(114,458)	$ 50,953
Deferred income taxes	$ -	$ -	$ -	$ 35,962	$ -	$ 35,962
Other non-current liabilities	$ -	$ -	$ -	$ 6,189	$ -	$ 6,189
Shareholders' equity	$ 928,348	$ 164,881	$ 293,597	$ 122,506	$(600,325)	$ 909,007
YEAR ENDED SEPTEMBER 30, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 184,991	$ 50,230	-	$ 235,221
Operating Expenses
Cost of goods sold (excluding depreciation shown
separately below)	-	-	56,773	(5,223)	-	51,550
Selling, general and administrative	(4,772)	78	53,894	15,330	-	64,530
Research and development	-	-	1,755	18,028	-	19,783
Depreciation	-	-	695	4,628	-	5,323
Amortization	-	-	10,731	8,766	-	19,497
Total operating expenses	(4,772)	78	123,848	41,529	-	160,683
Other income (expense)	11,981	-	(7,262)	2,292	(12,696)	(5,685)
Provision for income taxes	4,766	-	18,557	591	-	23,914
Discontinued operations	-	-	-	7,037	-	7,037
Gain on disposal	100,028	-	-	1,063	-	101,091
Extraordinary loss on early retirement of
debt (net of tax benefit of $5,260)	-	-	-	-	(7,891)	(7,891)
Net Income (Loss)	$ 112,015	$ (78)	$ 35,324	$ 18,502	$ (20,587)	$ 145,176
YEAR ENDED SEPTEMBER 30, 2001
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 114,268	$ 69,554	-	$ 183,822
Operating Expenses
Cost of goods sold (excluding depreciation shown
separately below)	-	-	21,984	22,259	-	44,243
Selling, general and administrative	967	(3)	40,898	22,898	-	64,760
Research and development	-	-	685	13,009	-	13,694
Depreciation	-	-	414	3,889	-	4,303
Amortization	-	-	22,287	3,898	-	26,185
Total operating expenses	967	(3)	86,268	65,953	-	153,185
Other income (expense)	954	-	(20,039)	3,044	-	(16,041)
Provision for income taxes	-	-	7,153	(1,142)	-	6,011
Discontinued operations	-	-	-	7,841	-	7,841
Net Income (Loss)	$ (13)	$ 3	$ 808	$ 15,628	$ -	$ 16,426

  Consolidating data for the year ended September 30, 2000 is not presented, as Galen's acquisition of Warner Chilcott did not occur until September 2000.

  Segment Information

  The Company's business now consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the periods indicated:

    Revenue by geographical destination

	For the Years Ended September 30,
	2002	2001	2000

United Kingdom	$ 34,179	$ 41,322	$ 54,608
United States	185,564	125,126	3,487
All other	15,478	17,374	11,371
	$ 235,221	$ 183,822	$ 69,466

    Geographical analysis by country of origin

	For the Years Ended September 30,
	2002	2001	2000
Revenues
United Kingdom	$ 58,993	$ 63,349	$ 68,483
United States	174,531	116,753	--
All other	1,697	3,720	983
	$ 235,221	$183,822	$ 69,466
Operating income (loss)
United Kingdom	$ 97	$ (5,696)	$ (18,006)
United States	61,655	28,218	--
All other	12,786	8,115	(8)
	$ 74,538	$ 30,637	$ (18,014)

	As of September 30,
	2002	2001
Long-lived assets
United Kingdom	$ 104,731	$ 81,994
United States	395,534	406,627
All other	187,068	131,247
	$ 687,333	$619,868

    Product revenue

	For the Years Ended September 30,
	2002	2001	2000

Pharmaceutical products, net
Women's healthcare	$ 73,863	$ 54,903	--
Urology	45,096	35,851	--
Dermatology	52,453	21,090	--
All other	63,809	71,978	69,466
	$ 235,221	$ 183,822	$ 69,466

  Interest Expense

For the Years Ended September 30,
	2002	2001	2000

Total interest cost incurred	$ 16,501	$ 22,360	$ 1,108
Less interest capitalized	-	-	-
	$ 16,501	$ 22,360	$ 1,108

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

  Related Parties

  As of December 2001, the Company sold its CSS business to Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder. As part of the transaction, Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from both his position as an executive and as an executive director of Galen. In May 2002, the Company sold its CTS business to companies controlled by Dr. McClay. In August 2002, the Company sold its ICTI business to a company controlled by Dr. McClay. The Company received a total of $235,000 in consideration for the sale of these businesses.

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

  In March 1999, Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Under the agreement, license fees were earned by Warner Chilcott upon the completion of certain milestones including FDA approval of the amended NDA for the product. Warner Chilcott was also entitled to receive royalties based upon U.S. sales of the product. In March 2000 the product received FDA approval and was launched in the United States. The approval triggered a series of milestone payments and royalties that totaled $6,300 for the year ended September 30, 2000. Royalty payments received from Elan during the years ended September 30, 2002 and 2001 amounted to $1,664 and $2,486, respectively. The agreement was terminated in September 2002 by mutual agreement. Under the terms of the termination, Elan agreed to pay $1,500 to Warner Chilcott.

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

  Unaudited Subsequent Event

On December 7, 2002, the Company entered into an agreement to acquire the U.S. sales and marketing rights to Sarafem (R) from Eli Lilly and Company ("Lilly") for cash consideration of $295,000. The acquisition is subject to customary closing conditions, including antitrust approval, and is expected to close in January 2003. Sarafem (R), approved by the Food and Drug Administration ("FDA"), is a prescription treatment for the treatment of pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. Launched by Lilly in 2000, Sarafem (R) generated sales of approximately $85,000 in the U.S for the year ended December 31, 2001.

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

Item 19. Exhibits.

1.1 Articles of Association of Galen (the "Company") as amended on February 19, 2002 (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

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

4.2 Amendment dated as of May 20, 2002 to Employment Agreement, by and between Warner Chilcott, Inc. and Roger M. Boissonneault (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

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

4.11 Form of the 2000 US Option Scheme of the Company adopted on September 29, 2000 and amended on February 19, 2002 (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.12 Approved Executive Share Option Scheme and Unapproved Executive Share Option Scheme of the Company adopted on October 9, 1996 and amended on February 19, 2002 (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

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

4.23 Business purchase agreement dated January 7, 2002 among Galen Holdings PLC and Alhow Laboratories Limited (incorporated by reference as Exhibit 4.23 to the Company's Report on Form 6-K dated January 3, 2003 (File No. 333-12634)).

4.24 Share purchase agreement dated January 7, 2002 among Galen Holdings PLC and Almac Sciences Limited (incorporated by reference as Exhibit 4.24 to the Company's Report on Form 6-K dated January 3, 2003 (File No. 333-12634)).

4.25 Share purchase agreement dated May 8, 2002 among Galen Holdings PLC and Clinical Trial Services Inc. (incorporated by reference to Exhibit 4.25 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.26 Share purchase agreement dated May 8, 2002 among Galen Holdings PLC, Clinical Trials Services Limited and Clinical Trial Services (US) Inc. (incorporated by reference to Exhibit 4.26 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.27 Stock and asset purchase agreement dated August 22, 2002 between ICTI Acquisition Inc. ("ICTI") and Galen Holdings PLC (incorporated by reference to Exhibit 4.27 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.28 Assignment, transfer and assumption agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company (incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.29 Manufacturing Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company (incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.30 Saving-Related Share Option Scheme of the Company as amended by the Company on February 19, 2002 (incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

8.1 Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

99.1* 2002 Annual Report and Accounts, as amended on January 17, 2003.

99.2* Section 906 Certification

----------------

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALEN HOLDINGS PLC

/s/ R. GEOFFREY ELLIOTT

--------------------------------------

R. Geoffrey Elliott

Chief Financial Officer

January 17, 2003

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

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

Date: January 17, 2003

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

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

Date: January 17, 2003

/s/ R. Geoffrey Elliott

____________________

Name: R. Geoffrey Elliott

Title: Chief Financial Officer

<Exhibit 99.2>

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Galen Holdings PLC (the "Company") on Form 20-F for the fiscal year ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Roger M. Boissonneault, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roger M. Boissonneault

____________________

Name: Roger M. Boissonneault

Title: Chief Executive Officer

Date: January 17, 2003

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Galen Holdings PLC (the "Company") on Form 20-F for the fiscal year ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Geoffrey Elliott, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ R. Geoffrey Elliott ____________________

Name: R. Geoffrey Elliott

Title: Chief Financial Officer

Date: January 17, 2003