Form 20-F
period 2003-09-30
GALEN HOLDINGS PLC
filed 2003-12-31
CIK 1113445

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2003
                                       OR

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
                                      NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE ACT:

            TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
            -------------------             -----------------------------------------
    AMERICAN DEPOSITARY SHARES, EACH                NASDAQ(R) NATIONAL MARKET
REPRESENTING 4 ORDINARY SHARES, PAR VALUE
   10.0 U.K. PENCE PER ORDINARY SHARE

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15 (d)
                                  OF THE ACT:
                                      NONE

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 ORDINARY SHARES, NOMINAL VALUE 10.0 U.K. PENCE PER ORDINARY SHARE 188,209,895

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

                    Yes: [X]                          No: [ ]

         Indicate by check mark which financial statement item the Registrant has elected to follow:

                   Item 17 [ ]                      Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                                PAGE
                                                                                                ----
PART I
Item 1.    Identity of Directors, Senior Management and Advisers............................      4
Item 2.    Offer Statistics and Expected Timetable..........................................      4
Item 3.    Key Information..................................................................      4
  A.       Selected Financial Data..........................................................      4
  B.       Capitalization and Indebtedness..................................................      6
  C.       Reasons for the Offer and Use of Proceeds........................................      6
  D.       Risk Factors.....................................................................      6
Item 4.    Information on the Company.......................................................     11
  A.       History and Development of the Company...........................................     11
  B.       Business Overview................................................................     12
  C.       Organizational Structure.........................................................     25
  D.       Property, Plant and Equipment....................................................     25
Item 5.    Operating and Financial Review and Prospects.....................................     25
  A.       Operating Results................................................................     25
  B.       Liquidity and Capital Resources..................................................     30
  C.       Research and Development, Patents and Licenses, Etc. ............................     32
  D.       Trend Information................................................................     32
  E.       Off Balance Sheet Arrangements...................................................     33
  F.       Tabular Disclosure of Contractual Obligations ...................................     33
Item 6.    Directors, Senior Management and Employees.......................................     33
  A.       Directors and Senior Management..................................................     33
  B.       Compensation.....................................................................     35
  C.       Board Practices..................................................................     35
  D.       Employees........................................................................     37
  E.       Share Ownership..................................................................     37
Item 7.    Major Shareholders and Related Party Transactions................................     38
  A.       Major Shareholders...............................................................     38
  B.       Related Party Transactions.......................................................     38
  C.       Interests of Experts and Counsel.................................................     39
Item 8.    Financial Information............................................................     39
  A.       Consolidated Statements and Other Financial Information..........................     39
Item 9.    The Offer and Listing............................................................     40
  A.4.     Market Price Information.........................................................     40
  C.       Markets on Which our Ordinary Shares Trade.......................................     41
Item 10.   Additional Information...........................................................     41
  A.       Share Capital....................................................................     41
  B.       Memorandum and Articles of Association...........................................     41
  C.       Material Contracts...............................................................     42
  D.       Exchange Controls................................................................     44
  E.       Taxation.........................................................................     44
  H.       Documents on Display.............................................................     47
Item 11.   Quantitative and Qualitative Disclosures about Market Risk.......................     47
Item 12.   Description of Securities other than Equity Securities...........................     48
PART II
Item 13.   Defaults, Dividend Arrearages and Delinquencies..................................     49
Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.....     49
Item 15.   Controls and Procedures .........................................................     49
Item 16A.  Audit Committee Financial Expert.............. ..................................     49
Item 16B.  Code of Ethics...................................................................     49

Item 16.   [Reserved].......................................................................    49
PART III
Item 17.   Financial Statements.............................................................    50
Item 18.   Financial Statements.............................................................    50
Item 19.   Exhibits.........................................................................    82

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

         -    competitive factors in the industries in which we operate;

         - government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, including the ability to obtain necessary regulatory approvals;

         -    production or regulatory problems with third party manufacturers;

         - customer acceptance of new products, including products using our vaginal ring technology;

         - increase in litigation, including product liability claims and patent litigation;

         -    the loss of key senior management or scientific staff;

         - pricing pressures by managed care organizations or government sponsored health systems, increased use of restricted formulary lists and importation of drugs from Canada;

         - our ability to manage the growth of our business and the integration of new businesses and products;

         -    our ability to protect our intellectual property;

         - the perceived health effects of hormone replacement therapy products; and

         - other risks described from time to time in the reports filed by us with the Securities and Exchange Commission.

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

Item 2. Offer Statistics and Expected Timetable.

         Not applicable.

Item 3. Key Information.

A. Selected Financial Data

Set forth below is selected consolidated financial data of Galen Holdings PLC and its subsidiaries, which is collectively referred to as "Galen", "the Company", "we", "us" and "our" in this annual report, at the dates and for the years indicated. The selected consolidated operations data for the three years ended September 30, 2003 and the selected balance sheet data as of September 30, 2003 and 2002 were derived from our audited U.S. GAAP financial statements for those periods and as of those dates, which are included in Part III of this annual report. The selected consolidated operations data for the two years ended September 30, 2000 and the selected balance sheet data as of September 30, 2001, 2000 and 1999 were derived from our audited U.S. GAAP historical financial statements, which are not included in this annual report. The financial statements for the years 1999 through 2002 were originally prepared in pounds sterling and in accordance with U.K. GAAP. The statements for those years have been converted into U.S. dollars and restated in accordance with U.S. GAAP. The financial statements for 2003 were originally prepared in U.S. dollars and in accordance with U.K. GAAP. In this annual report, the financial statements for 2003 have been restated in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with "Item 5:
Operating and Financial Review and Prospects" in this annual report and our audited consolidated financial statements included in Part III of this annual report.

                                                                                YEARS ENDED SEPTEMBER 30,
                                                       ---------------------------------------------------------------------------
                                                           1999           2000            2001            2002            2003
                                                       ------------   ------------    ------------    ------------    ------------
                                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Product revenue (1) ................................   $     62,925   $     69,466    $    183,822    $    235,221    $    432,262
                                                       ------------   ------------    ------------    ------------    ------------

Costs and expenses :
     Cost of sales (excluding depreciation
        shown below) ...............................         29,113         33,067          44,243          51,550          72,656
     Selling, general and administrative ...........          6,957          9,548          64,760          64,530         135,875
     Research and development ......................          6,482         12,504          13,694          19,783          28,685
     Depreciation ..................................          3,376          3,423           4,303           5,323           6,844
     Amortization ..................................            231          2,538          26,185          19,497          42,323
     Acquired in-process research and
          development (2) ..........................          1,664         26,400               -               -               -
                                                       ------------   ------------    ------------    ------------    ------------
Total operating expenses ...........................         47,823         87,480         153,185         160,683         286,383
                                                       ------------   ------------    ------------    ------------    ------------
Operating income (loss) ............................         15,102        (18,014)         30,637          74,538         145,879
                                                       ------------   ------------    ------------    ------------    ------------
     Net interest income (expense) .................            173          1,953         (16,041)        (18,836)         (8,064)
                                                       ------------   ------------    ------------    ------------    ------------
Income (loss) before taxes .........................         15,275        (16,061)         14,596          55,702         137,815
                                                       ------------   ------------    ------------    ------------    ------------
     Provision for income taxes ....................          4,583          4,049           6,011          18,654          41,660
                                                       ------------   ------------    ------------    ------------    ------------
Income (loss) from continuing operations ...........         10,692        (20,110)          8,585          37,048          96,155
                                                       ------------   ------------    ------------    ------------    ------------
     Discontinued operations, net of tax (3) .......          8,345         12,753           7,841         108,128               -
                                                       ------------   ------------    ------------    ------------    ------------
Net income (loss) ..................................   $     19,037  ($      7,357)   $     16,426    $    145,176    $     96,155
                                                       ============   ============    ============    ============    ============

NET INCOME (LOSS) PER ADS:
Continuing operations
     Basic (4) (5) (6) .............................   $       0.37  ($       0.66)   $       0.21    $       0.80    $       2.10
                                                       ============   ============    ============    ============    ============
     Diluted (4) (5) (6) ...........................   $       0.37  ($       0.66)   $       0.21    $       0.80    $       2.08
                                                       ============  =============    ============    ============    ============

NET INCOME (LOSS) PER ADS:
     Basic (4) (5) (6) .............................   $       0.65  ($       0.24)   $       0.41    $       3.13    $       2.10
                                                       ============  =============    ============    ============    ============
     Diluted (4) (5) (6) ...........................   $       0.65  ($       0.24)   $       0.40    $       3.12    $       2.08
                                                       ============  =============    ============    ============    ============

WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
     Basic (3) (4) (5) .............................     29,082,360     30,361,093      40,388,685      46,311,241      45,893,514
                                                       ============   ============    ============    ============    ============
     Diluted (3) (4) (5) ...........................     29,097,402     30,361,093      41,040,069      46,582,659      46,126,060
                                                       ============   ============    ============    ============    ============
Cash dividend per ADS ..............................   $       0.09   $       0.11    $       0.13    $       0.16    $       0.21
                                                       ============   ============    ============    ============    ============
Cash dividend per ADS ..............................   L       0.06   L       0.07    L       0.09    L       0.11    L       0.13
                                                       ============   ============    ============    ============    ============

                                                                          AS OF SEPTEMBER 30,
                                                ------------   ------------   ------------   ------------   ------------
                                                    1999           2000           2001           2002            2003
                                                ------------   ------------   ------------   ------------   ------------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents (4) (6) (7) .......   $      7,523   $    118,647   $    326,076   $    313,012   $     89,073
Total assets (4) (6) (7) ....................        107,338        682,061      1,150,039      1,072,231      1,565,365
Long-term debt (4) (7) (8) ..................         22,269        219,412        257,388         51,345        342,153
Shareholders' equity (4) (6) ................        106,423        444,269        738,183        909,007        997,125
Share capital (4) (6) .......................         19,646         25,498         29,902         29,981         30,046
Additional paid-in capital (4) (6) ..........   $     44,229   $    399,656   $    673,144   $    677,417   $    676,528
                                                ============   ============   ============   ============   ============

         (1) Product revenue in 2003 increased by $197 million compared to 2002 primarily due to our 2003 product acquisitions and increased revenues of 27% for our existing products.

         (2) Write-off of acquired in-process product research and development in 1999 was related to our acquisition of the Bartholomew Rhodes group, and in 2000 to our acquisition of Warner Chilcott.

         (3) Discontinued operations represented our pharmaceutical services businesses, which were Interactive Clinical Technologies ("ICTI"), sold as of August 23, 2002, Clinical Trials Services ("CTS"), sold as of May 31, 2002, and Chemical Synthesis Services ("CSS"), sold as of December 31, 2001. The 2002 increase in discontinued operations was due to the gain on the disposal of those businesses of $101.1 million, net of taxes of $3.9 million. We received approximately $229 million of proceeds, net of costs, for the sale of these businesses. No results for discontinued operations were recorded in 2003 as our discontinued operations were disposed of in their entirety by the end of our fiscal year 2002.

         (4) Acquisition of Warner Chilcott (September 29, 2000) in exchange for Galen ordinary shares and equivalents had the effect of increasing cash by $62.2 million, intangible product assets by $224.3 million, goodwill by $212.1 million, shareholders' equity by $314.1 million and interest bearing indebtedness by $206 million. Galen issued 7.9 million American Depositary Shares ("ADSs") and rights to acquire an additional 2.6 million ADSs in the transaction. Each ADS represents four ordinary shares. Because the transaction closed on the last business day of fiscal 2000 the shares and equivalents issued had a nominal impact on the basic and diluted weighted average shares outstanding for 2000.

         (5) Placement of 6 million ordinary shares (1.5 million ADS equivalents) in November 1999 raising net proceeds of approximately $57 million.

         (6) Issuance of 26.5 million ordinary shares (6.6 million ADS equivalents) in relation to our July 2001 equity offering raising proceeds of approximately $268 million net of fees. In 2002, we repurchased 2 million ordinary shares (0.5 million ADS equivalents).

         (7) Acquisition of products for approximately $650 million in 2003, financed with cash on hand and $350 million in long term debt.

         (8)  Repayment of a total of $249.3 million in long-term debt in 2002.

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

IF ANY PRODUCTS ARE APPROVED THAT COMPETE WITH ANY OF OUR BRANDED PHARMACEUTICAL PRODUCTS, SALES OF OUR PRODUCTS MAY BE ADVERSELY AFFECTED.

         Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell. Generic substitutes for some of our branded pharmaceutical products are sold by other pharmaceutical companies which claim that their products provide equivalent therapeutic benefits at a lower cost. For instance, Estrace(R) tablets and Loestrin(R) currently face generic competition and, although Estrace(R) tablets accounts for about 13.5% of oral estrogen therapy products prescribed in the United States according to IMS Health, a market data provider. Estrace(R) tablets currently experiences a substitution rate in excess of 90%. Typically, upon the introduction of a generic version of a branded product, 90% or more of the prescriptions written by authorized prescribers for the branded product may be filled with a generic at the pharmacy, resulting in a commensurate loss in sales of the branded product (substitution rates are lower for products which enjoy greater brand loyalty, such as oral contraceptives). In addition, we have entered into a letter of intent with Barr Laboratories ("Barr") that would permit Barr to launch generic versions of femhrt(R) and Estrostep(R) six months prior to patent expiry in 2010 and 2008, respectively. Under a separate letter of intent, Barr would grant Galen an option to acquire an exclusive license for Barr's generic version of our currently marketed Ovcon(R) 35 oral contraceptive, which is not protected by a patent or other exclusivity rights. These transactions are subject to negotiation of definitive agreements, completion of due diligence and other conditions including antitrust review by the U.S. Federal Trade Commission. We cannot assure you what effect, if any, these activities will have on our results of operations. In addition, we are engaged in litigation to enforce the patent for Sarafem(R). An adverse outcome in this litigation would permit the marketing of generic competitors to Sarafem(R) which would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem(R) would likely drastically reduce sales of Sarafem(R). In addition, legislation enacted in the United States allows, or, in a few instances, in the absence of specific instructions from the prescribing physician, mandates the use of generic products rather than brand name products. This legislation and other pressure to reduce pharmaceutical costs may result in pharmacists filling prescriptions for our branded products with generic substitutes. Increased competition from the sale of competing generic pharmaceutical products may cause a material decrease in revenue from our branded pharmaceutical products.

BECAUSE WE RELY ON INDEPENDENT MANUFACTURERS FOR MANY OF OUR PRODUCTS, ANY PRODUCTION OR REGULATORY PROBLEMS COULD AFFECT OUR SUPPLY OF PRODUCTS AND RESULTS OF OPERATIONS.

         Nearly all of our pharmaceutical products are manufactured for us under contracts with third parties. Accordingly, we are dependent upon our contract manufacturers for the manufacture of our products. Any breach of their contractual obligations could adversely affect us. We cannot assure you that our contract manufacturers will be able to manufacture our products without interruption, that they will comply with their obligations under our various supply arrangements, or that we will have adequate remedies for any breach. In addition, their failure to comply with regulatory requirements and to keep their facilities in good working order could adversely affect the supply of products to us.

         The FDA and the MHRA must approve suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products as well as suppliers of finished products. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished products from FDA and MHRA approved sources. FDA and MHRA approval of a new supplier would be required if, for example, the supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if that supplier had its approval from the FDA and MHRA withdrawn. The qualification of a new supplier could potentially delay the manufacture of the drug involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished products from a new supplier on terms that are at least as favorable to us as those agreed with the initially approved supplier or at reasonable prices.

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

         We also rely on patents, trade secrets and proprietary knowledge to protect our products. We generally seek to protect our proprietary rights by filing applications for patents on certain inventions, enforcing our legal rights against third parties that we believe may infringe our intellectual property rights, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. We do not ultimately control whether our patent applications will result in issued patents, whether we will be successful in enforcing our legal rights against third party infringers, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors.

         Eli Lilly and Company ("Lilly") initiated legal proceedings in 2002 against Teva Pharmaceuticals ("Teva") for patent infringement. These proceedings were initiated in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem(R). Galen acquired the U.S. sales and marketing rights to Sarafem(R) in January 2003. Galen has continued to pursue these claims vigorously. The bench trial in this case took place in November 2003. After the exchange of post-trial briefs and responses in January 2004, the case will be decided. We cannot assure you when the case will be decided or whether the patent will ultimately be held valid, enforceable or infringed. In the event the patent is found valid and infringed, an injunction would be available until at least November 2007. An adverse outcome in this proceeding would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem(R) would likely drastically reduce sales of Sarafem(R).

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

         Over the past few years we have acquired a number of products. Growth by acquisition involves risks, including the failure or inability to effectively integrate acquired products into our portfolio. If we cannot successfully integrate these acquired products, or should we incur greater than anticipated costs, or expend unplanned managerial and other resources on their integration, we may not achieve the anticipated revenue and cost benefits, our growth could be slower than we anticipate, we may incur an impairment charge for our intangible assets and our financial performance could be adversely affected.

         Our future growth will depend to some extent upon our ability to acquire new products. We have and will continue to pursue product acquisitions that could complement or expand our operations. Many of our present and potential competitors have research and development capabilities which may allow them to develop new or improved products that compete with our products. The failure to acquire new products or to develop, on a commercially viable basis, new products will lead to slower growth than we anticipate and limit our ability to meet our strategic objectives.

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

         Product recalls may be issued at our discretion or at the discretion of certain of our suppliers, the FDA, MHRA, other government agencies or other entities having regulatory authority for pharmaceutical sales. We cannot assure you that product recalls will not occur in the future. Any recall of a significant product could materially adversely affect our business by rendering us unable to sell that product for some time.

DELAYS AND UNCERTAINTIES IN THE GOVERNMENT APPROVAL PROCESS FOR NEW PRODUCTS COULD RESULT IN LOST MARKET OPPORTUNITIES AND HAMPER OUR ABILITY TO RECOUP COSTS ASSOCIATED WITH PRODUCT DEVELOPMENT.

         The clinical development, manufacture, marketing and sale of pharmaceutical products are subject to extensive supranational, national, state and local regulations. We cannot predict the extent to which we may be affected by legislative and other regulatory actions and developments in the countries and jurisdictions in which we operate concerning various aspects of our operations, products and the healthcare field generally. New governmental regulation may adversely affect our operations or competitive position. We are required to obtain, as are other drug companies manufacturing or marketing drugs, approval from the U.S. Food and Drug Administration (the "FDA"), the U.K. Medicines and Healthcare products Regulatory Agency (the "MHRA"), and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval necessary to begin marketing most new drug products. The generation of this required data is regulated by the FDA, the MHRA and other regulatory bodies. This process can be time-consuming and expensive without assurance that the data will be adequate to justify approval of our proposed new products. If we are not able to obtain governmental approval for our products, we will not be able to recoup the costs associated with the generation of this data. These costs may be substantial and may have an adverse effect on our results of operations if not recaptured.

         Even if we are successful in obtaining all required premarketing approvals and postmarketing requirements, our inability or failure to comply with other regulations could result in suspension or limitation of approvals. Furthermore, even if we obtain regulatory approvals, the terms of any product approval, including labeling, may be more restrictive than desired and could affect the marketability of our products.

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

         Pursuant to our business strategy, we intend to expand and develop new technologies and products. This strategy will require us to hire additional employees with expertise in areas that relate to the new technologies and products. We cannot fully anticipate or predict the time and extent to which we will need to hire this type of specialized personnel. As a result, there can be no assurance that we will be successful in attracting and retaining the personnel necessary to pursue fully our business strategy. We offer what we believe to be competitive compensation packages and benefits. However, if competitive conditions continue to intensify, then our cost of attracting and retaining employees may escalate.

THE PERCEIVED HEALTH EFFECTS OF ESTROGEN AND COMBINED ESTROGEN-PROGESTOGEN HORMONE THERAPY PRODUCTS MAY AFFECT THE ACCEPTABILITY AND COMMERCIAL SUCCESS OF OUR PRODUCTS.

         Three of our products, Estrace(R) tablets, Estrace(R) cream and Menoring(R)/Femring(R) are estrogen therapy ("ET") products, and one of our products, femhrt(R), is a combined estrogen-progestogen therapy ("EPT") product. These hormone therapy products are used by women to alleviate symptoms associated with menopause. Recent studies have analyzed the health effects of ET and EPT products. The outcome of these studies and any resulting changes in labeling for our products may affect the acceptability of our products by patients, the willingness of physicians to prescribe our products for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our products and our overall rate of growth may be lower.

CHANGES IN MARKET CONDITIONS INCLUDING LOWER THAN EXPECTED CASH FLOWS OR REVENUES FOR OUR BRANDED PHARMACEUTICAL PRODUCTS MAY RESULT IN OUR INABILITY TO REALIZE THE VALUE OF THESE PRODUCTS IN WHICH CASE WE MAY HAVE TO RECORD AN IMPAIRMENT CHARGE.

         The pharmaceutical industry is characterized by rapid product development and technological change, and, as a result, our pharmaceutical products could be rendered obsolete or made uneconomical by the development of new technology or new pharmaceutical products to treat the conditions currently addressed by our products, technological advances that reduce the cost of production or marketing or pricing actions by one or more of our competitors.

         We acquired a significant amount of goodwill in connection with our acquisition of Warner Chilcott which is subject to annual or more frequent impairment testing. We currently do not anticipate any impairment charges.

PRICING PRESSURES BY MANAGED CARE ORGANIZATIONS OR GOVERNMENT SPONSORED HEALTH SYSTEMS AND REGULATIONS RELATING TO MEDICARE AND MEDICAID, HEALTHCARE REFORM, PHARMACEUTICAL REIMBURSEMENT AND PRICING IN GENERAL COULD DECREASE OUR REVENUES.

         Our commercial success in producing, marketing and selling products depends, in part, on the availability of adequate reimbursement from third party healthcare payers, such as government bodies and agencies, including the U.K. National Health Service (the "NHS"), private health insurers and managed care organizations for the cost of the products and related treatment. The market for our products may be limited by actions of third party payers. Third party payers are increasingly challenging the pricing of pharmaceutical products and services and reviewing their reimbursement practices and many managed healthcare organizations are now limiting the number of pharmaceutical products that are on their formulary lists in an effort to control and reduce costs associated with patient drug therapies. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. Our products may not be included on the formulary lists of managed care organizations and downward pricing pressures in the industry generally may negatively impact our operations. Further, a number of U.S. legislative and regulatory proposals aimed at changing the healthcare system have been proposed. While we cannot predict whether any such proposals will be adopted or the effect such proposals may have on our business, the existence of such proposals, as well as the adoption of any proposal, may increase industry-wide pricing pressures

PRESCRIPTION DRUG IMPORTATION FROM CANADA COULD INCREASE PRICING PRESSURE ON CERTAIN OF OUR PRODUCTS AND COULD DECREASE OUR REVENUES AND PROFIT MARGINS.

Under pre-existing U.S. law, U.S. individuals may import prescription drugs from Canada for their personal use under specified circumstances. Other imports although illegal under U.S. law also enter the country as a result of the resource constraints and enforcement priorities of the FDA and the U.S. Customs Service. In addition, in December 2003, the United States enacted the Medicare Prescription Drug, Improvement, and Modernization Act, which would permit pharmacists and wholesalers to import prescription drugs into the United States from Canada under specified circumstances. These additional import provisions will not take effect until the Secretary of Health and Human Services makes a required certification regarding the safety and cost savings of imported drugs and the FDA has promulgated regulations setting forth parameters for importation. If these provisions take effect, the volume of prescription drug imports from Canada could increase significantly. Even if these provisions do not take effect, the volume of prescription drug imports from Canada could increase due to a variety of factors, including proposals by certain state and local governments to facilitate Canadian imports. We currently sell Loestrin(R) and femhrt(R) in Canada. In addition, Estrace(R) tablets, Dovonex(R) and Dovobet(R) are sold in Canada by third parties. For the year ended September 30, 2003, Loestrin(R), femhrt(R) and Estrace(R) products accounted for 28.9% of our sales. Due to government price regulation in Canada, these products are generally sold in Canada for lower prices than in the United States. As a result, if these drugs are imported into the United States from Canada, we may experience reduced sales or profit margins.

WE CANNOT ASSURE YOU THAT OUR PRODUCTS USING THE VAGINAL RING DRUG DELIVERY TECHNOLOGY WILL BE SUCCESSFUL.

         The successful launch of products using our proprietary vaginal ring technology is a part of our growth strategy. Our vaginal ring technology consists of a silicone ring, containing an active ingredient, which is inserted into the vagina where the active ingredient is absorbed. To date, vaginal ring technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. We have recently launched Femring(R), our first product using our proprietary vaginal ring technology in the United States. We cannot assure you that sales of Femring(R) will achieve anticipated results. Other alternative estrogen therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are familiar to many prescribing physicians and their patients. If our vaginal ring products are not accepted as an alternative method of administration of estrogen therapy, we may not achieve our anticipated sales levels for these products. In such an event, we may not be able to recoup our investment in the development of vaginal ring products.

Item 4. Information on the Company.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Galen Limited was founded in 1968 as a sales and marketing organization focused on branded pharmaceutical products in the United Kingdom and Ireland. In 1999, we broadened our U.K. product portfolio with the acquisition of the Bartholomew Rhodes group of companies for $32.7 million. We extended our branded pharmaceutical products business into the United States on September 29, 2000, when we acquired Warner Chilcott, marketer of Ovcon(R) and Estrace(R) cream products, for $325.5 million.

         Since the acquisition of Warner Chilcott, we have disposed of our pharmaceutical services businesses and focused our strategy on strengthening our pharmaceutical products business, specifically in the areas of women's healthcare and dermatology. In fiscal 2002, we sold our Chemical Synthesis Services ("CSS") business, our Clinical Trials Services ("CTS") business and our Interactive Clinical Technologies ("ICTI") business in separate transactions to companies controlled by Dr. Allen McClay, a founder, former President and Director of Galen and a significant shareholder in the Company for an aggregate consideration of approximately $235 million. We have used the net proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes. In December 2003, we sold our Pharmaceutical Development and Manufacturing Services business to a company controlled by Dr. McClay for $34 million.

         We have strengthened our pharmaceutical products business since the acquisition of Warner Chilcott through the following product acquisitions:

- In June 2001, we acquired Estrace(R) tablets, a branded estrogen therapy product, from Bristol-Myers Squibb Company ("Bristol-Myers") for approximately $95 million.

- In March 2002, we acquired Duricef(R), a cephalosporin antibiotic, and Moisturel(R), a skin moisturizing cream, from Bristol-Myers for approximately $40 million.

- In January 2003, we acquired the U.S. sales and marketing rights for Sarafem(R) from Lilly for approximately $295 million. Sarafem(R) is a prescription treatment for premenstrual dysphoric disorder ("PMDD"), a severe form of premenstrual syndrome.

- In March 2003, we acquired the oral contraceptives Loestrin(R) and Estrostep(R) and an oral continuous combined estrogen-progestogen hormone therapy, femhrt(R), from Pfizer, Inc. ("Pfizer") for approximately $359 million, with up to an additional $125 million payable, depending on how long market exclusivity for Estrostep(R) and femhrt(R) is maintained.

         In addition, in April 2003, we entered into a major strategic alliance in dermatology, including a co-promotion agreement for Dovonex(R), with Bristol-Myers and a development agreement for Dovobet(R) with LEO Pharma A/S ("LEO Pharma"). Dovonex(R) is a leading non-steroidal product in the treatment of psoriasis. Under the co-promotion agreement, we have agreed to promote Dovonex(R) for Bristol-Myers, the current exclusive licensee of Dovonex(R), in the United States. The term of the co-promotion agreement ends December 31, 2007. Galen will be compensated by

Bristol-Myers for achieving sales of Dovonex(R) above agreed levels. In the early years of the co-promotion, we do not anticipate significant revenues from this product Galen has an option to purchase Bristol-Myers's U.S. rights to Dovonex(R) under pre-negotiated terms in January 2005 or January 2006 for a purchase price of $250 million or $200 million, respectively, plus a royalty on net sales of Dovonex(R) until the end of 2007, of 10% or 5%, respectively; however, Bristol-Myers can refuse to consummate the sale of its rights to Dovonex(R) prior to January 2006. If Galen exercises its option after August 1, 2004 but on or prior to August 1, 2005, Bristol-Myers is obliged to conclude the purchase transaction in January 2006. The operative agreements governing the relationships between the Company and Bristol-Myers and LEO Pharma are set forth in the exhibits to this annual report.

         Dovobet(R) is a combination of the active agent in Dovonex(R) (calcipotriene) and the steroid betamethasone dipropionate. A new drug application ("NDA") for Dovobet(R) has not yet been submitted to the FDA, however, Dovobet(R) has been approved and is currently marketed in 23 countries. Under the terms of the Master Agreement between LEO Pharma and Galen (Chemicals) Limited, dated April 1, 2003, for Dovonex(R) and Dovobet(R) ("Master Agreement"), Galen paid $2 million to LEO Pharma in December 2001 and an additional $5 million in April 2003. In addition, Galen paid $5 million to LEO Pharma in April 2003 under the Development Agreement between LEO Pharma and Galen (Chemicals) Limited dated April 1, 2003 related to the option to purchase the rights to Dovonex(R). Galen will pay LEO Pharma a final milestone payment of $40 million at the time Dovobet(R) receives final FDA approval. Upon final FDA approval of Dovobet(R) and the satisfaction of other conditions which are set forth in the agreements filed as exhibits to this annual report (including the exercise of the Dovonex(R) option by Galen and the completion of the purchase of Dovonex(R) rights by Galen) Galen will become the exclusive licensee of Dovobet(R) in the United States, subject to the terms of a pre-negotiated license and supply agreement.

         The acquisition of these new products and the alliances with Bristol-Myers and LEO Pharma strengthen our product portfolio in the United States and highlight our strategy to utilize acquisitions of products and emphasize organic growth to build our positions in our core therapeutic areas. For a description of our products see "B. -- Business Overview," below.

         During the year ended September 30, 2001, we spent $3.3 million on our pharmaceutical services distribution facilities in Craigavon. The pharmaceutical products business made capital expenditures of $3.8 million during the year ended September 30, 2001 on warehousing in Larne, Northern Ireland. In the year ended September 30, 2001, we made an additional $2.0 million in capital expenditures, which included our accommodation facilities in Andover, New Jersey. During the year ended September 30, 2002, capital expenditures for our pharmaceutical services business totalled $7.6 million. During the year ended September 30, 2002, the pharmaceutical products business made total capital expenditures of $9.7 million, spending a total of $4.3 million in the Craigavon and Larne facilities and $2.4 in a new warehouse located in Craigavon. During the year ended September 30, 2003, our capital expenditures for our pharmaceutical business totalled $6.2 million which included a total of $3.0 million of costs associated with the completion of our warehouse in Craigavon and $2.2 million at our Larne facility in support of our VR development.

         We completed our initial public offering of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. In September 1997, we listed our ordinary shares on the Irish Stock Exchange. On September 29, 2000, we listed our ordinary shares, represented by American Depositary Shares, or ADSs, on the NASDAQ(R) National Market when we acquired Warner Chilcott. Each ADS represents underlying ownership of four ordinary shares.

         We were originally incorporated and registered in Northern Ireland on August 23, 1991 as a private limited company under the name Moyne Shelf Company (No. 37) Limited. On November 25, 1991, we changed our name to Galen Holdings Limited and on June 2, 1997, we re-registered as a public limited company and changed our name to Galen Holdings Public Limited Company. The principal legislation under which we operate is The Companies (Northern Ireland) Order 1986. Our registered office is at Seagoe Industrial Estate, Craigavon, Co. Armagh, Northern Ireland BT63 5UA. Our telephone number is 011-44-28-3833-4974 and our website is at www.galenplc.com. The information on our website is not deemed to be a part of this report. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as agent for service of process.

B. BUSINESS OVERVIEW

         We are a specialty pharmaceutical company primarily focused on women's healthcare and dermatology. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United States, United Kingdom and Ireland. Our strategy comprises three elements: to continue organic growth of our pharmaceutical business, develop new proprietary products and acquire products that complement and strengthen our existing product range. For the year ended September 30, 2003, we achieved record sales and profit growth, expanded our product portfolio in our core therapeutic areas and we received NDA approval for Femring(R).

         Our principal products include:

PRODUCT                                  INDICATION                    ACTIVE INGREDIENT    AVAILABLE IN
-------                                  ----------                    -----------------    ------------
ORAL CONTRACEPTIVES

   Ovcon(R)35 and       Prevention of pregnancy                      Norethindrone and       U.S.
   Ovcon(R)50                                                        ethinyl estradiol

   Estrostep(R)         Prevention of pregnancy and treatment of     Norethindrone acetate   U.S.
                        moderate acne in women who desire oral       and ethinyl estradiol
                        contraception

   Loestrin(R)/         Prevention of pregnancy                      Norethindrone acetate   U.S., U.K.
   Minestrin(R)                                                      and ethinyl estradiol   and Canada

HORMONE THERAPY

   femhrt(R)            Treatment of moderate to severe              Norethindrone acetate   U.S. and
                        vasomotor symptoms and urogenital            and ethinyl estradiol   Canada
                        symptoms associated with menopause

   Estrace(R)tablets    Treatment of moderate to severe              17(beta) estradiol      U.S.
                        vasomotor symptoms and urogenital
                        symptoms associated with menopause

   Estrace(R)cream      Vaginal cream for treatment of vaginal and   17(beta) estradiol      U.S.
                        vulval atrophy

   Femring(R)/          Treatment of moderate to severe              Estradiol acetate       U.S. and
   Menoring(R)          vasomotor symptoms and urogenital                                    U.K
                        symptoms associated with menopause

PREMENSTRUAL DYSPHORIC
DISORDER (PMDD)

   Sarafem(R)           Treatment of premenstrual dysphoric          Fluoxetine              U.S.
                        disorder, a severe form of premenstrual      hydrochloride
                        syndrome

DERMATOLOGY

   Doryx(R)             Adjunct therapy for severe acne              Doxycycline hyclate     U.S.

   Dovonex(R)           Treatment of Psoriasis                       Calcipotriene           U.S.

         In September 2003, we entered into a letter of intent with Barr giving Barr an opportunity to acquire from us an exclusive license in the United States and Canada to market, distribute and sell the currently marketed Loestrin(R)/Minestrin(R) oral contraceptive products in connection with the settlement of the patent litigation relating to Estrostep(R) and femhrt(R). See "Item 8 - Legal Proceedings - Settlement with Barr Laboratories."

         We have a pipeline of products in development principally for the U.S. market, including products utilizing the vaginal ring drug delivery technology. See " -- Research and Development -- Research and Development Portfolio -- Vaginal Drug Delivery."

         In fiscal 2003, we commenced a program to expand our U.S. sales force to approximately 400 representatives from 226 in fiscal 2002 and re-organized our U.S. sales force into two teams, Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. We believe we have one of the largest women's healthcare sales forces calling on physician specialists, including obstetrician/gynecologists and dermatologists in the United States. Our sales force of approximately 45 representatives in the United Kingdom and Ireland market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

         Finished pharmaceutical products for our U.K. products business are manufactured at facilities in Craigavon and Larne, Northern Ireland. Since the sale of our Craigavon manufacturing facilities as part of the sale of our Pharmaceutical Development, Manufacturing and Services ("PDMS") business in December 2003, nearly all of our pharmaceutical products are manufactured for us by third parties under supply agreements. Most of our U.K. pharmaceutical products continue to be manufactured in Craigavon by the purchaser of the PDMS business.

         During the year ended September 30, 2002 we sold our pharmaceutical services businesses and since then our business consists of one operating segment. The following table shows our revenue from continuing operations by geographic origin.

                        FOR THE YEARS ENDED SEPTEMBER 30,
                       ------------------------------------
                          2001         2002         2003
                       ----------   ----------   ----------
                                  (IN THOUSANDS)
GEOGRAPHIC ORIGIN
United States          $  116,753   $  174,531   $  359,228
United Kingdom             63,349       58,993       64,893
All other                   3,720        1,697        8,141
                       ----------   ----------   ----------
Total                  $  183,822   $  235,221   $  432,262
                       ==========   ==========   ==========

     Our shares are listed on both the London Stock Exchange and the Irish Stock Exchange under the symbol "GAL". Our American Depositary Shares, each of which represents four of our shares, are quoted on the NASDAQ(R) National Market under the symbol "GALN".

PHARMACEUTICAL PRODUCTS

         Our pharmaceutical products business develops, supplies and markets branded prescription pharmaceutical products in the United Kingdom, Ireland and the United States and manufactures prescription pharmaceutical products in the United Kingdom.

Women's Healthcare

         We develop and market products for a number of segments in the women's healthcare therapeutic area, including oral contraceptives, hormone therapy and premenstrual dysphoric disorder.

         Principal Products.

         Ovcon(R) 35 and Ovcon(R) 50. Ovcon(R) was introduced in the late 1970s. We acquired the rights to these products from Bristol-Myers in February 2000. We plan a late Spring 2004 launch for the Ovcon(R) 35 chewable tablet which received final approval from the FDA in November 2003. Ovcon(R) 35 chewable tablets is protected by a newly-issued U.S. patent covering chewable oral contraceptives.

         Estrostep(R). Estrostep(R) is an oral contraceptive which is also indicated for the treatment of moderate acne in women who desire oral contraception and is targeted to younger patients (18-25 years). This product was introduced in 2000. We acquired this product from Pfizer in March 2003.

         Loestrin(R). Loestrin is a low dosage oral contraceptive introduced in 1973. We acquired this product from Pfizer in March 2003. In September 2003, we signed a letter of intent giving Barr an opportunity to acquire from us an exclusive license in the United States and Canada to market, distribute and sell the currently marketed Loestrin(R) and Minestrin(R) oral contraceptive products.

         femhrt(R). femhrt(R) was introduced in 2000. We purchased femhrt(R) from Pfizer in April 2003.

         Estrace(R) tablets. Estrace(R) tablets are available in three doses and was introduced in 1975. We acquired this product from Bristol-Myers in June 2001. We plan on launching a proprietary second generation tablet, Femtrace(TM), as an alternative to Estrace(R) tablets, after FDA approval. The NDA for Femtrace(TM), which contains estradiol acetate and delivers estradiol as its active pharmaceutical ingredient, is pending before the FDA.

         Estrace(R) cream. Estrace(R) cream was introduced in 1984. We acquired the rights to this product from Bristol-Myers in February 2000.

         Femring(R)/Menoring(R). We received final approval from the FDA in March 2003 to market Femring(R) in the United States. Menoring(R) is marketed exclusively in the United Kingdom. Femring(R) and Menoring(R) consist of a vaginal ring containing a core of estradiol acetate which provides estradiol as its active pharmaceutical ingredient.

         Sarafem(R). Sarafem(R) was introduced in 2000 and is available in two dosages: 10 mg. and 20 mg. We purchased the U.S. sales and marketing rights to Sarafem(R) from Lilly in January 2003.

Dermatology

         Principal Products.

         Doryx(R). We acquired the rights to distribute Doryx(R) in the United States from Warner-Lambert Company ("Warner-Lambert") in June 1997 and in September 1999 repositioned the product for the dermatology segment and directed our sales force to promote Doryx(R) to targeted physicians. We launched the 75 mg. capsules in January 2002. We expect to submit an NDA to the FDA for a new dosage form of Doryx(R) in early calendar 2004.

         Dovonex(R). In April 2003, we entered a co-promotion agreement with Bristol-Myers for Dovonex(R) in the United States. Under the co-promotion agreement, we have agreed to promote Dovonex(R) for Bristol-Myers, the current exclusive licensee of this product in the United States. The term of the co-promotion agreement ends December 31, 2007. Galen will be compensated by Bristol-Myers for achieving sales of Dovonex(R) above agreed levels. In the early years of the co-promotion, we do not anticipate significant revenues from this product. Galen has an option to purchase Bristol-Myers's U.S. rights to Dovonex(R) under pre-negotiated terms in January 2005 or January 2006 for a purchase price of $250 or $200 million, respectively, plus a royalty, on net sales of Dovonex(R) until the end of 2007, of 10% or 5%, respectively; however Bristol-Myers can refuse to consummate the sale of its rights to Dovonex(R) prior to January 2006. If Galen exercises its option after August 1, 2004 but on or prior to August 1, 2005, Bristol-Myers is obliged to conclude the purchase transaction in January 2006.

STRATEGY

         We intend to focus on growing our pharmaceutical products business both organically and by acquisition. Our strategy for continued growth is composed of three key elements:

         -    Continue organic growth of our pharmaceutical business;

         -    Development of new proprietary products; and

         - Acquisition of products that complement and strengthen our existing product range.

         Continue Organic Growth. We seek to increase revenues of our pharmaceutical products business through direct contact with targeted physicians using our competitively scaled sales and marketing organization in the United States.

         Development of New Proprietary Products. An important part of our growth strategy is to expand our branded product portfolio through the introduction of new proprietary products based on innovative formulations and our drug delivery technology. Our intention is to focus on developing improvements to existing therapies, including line extensions of our currently marketed products, rather than on the more costly and time consuming process of developing new chemical entities.

         Selective Acquisition of Products. We intend to pursue opportunities to expand our pharmaceutical product portfolio by selectively purchasing established branded products, particularly those products which are non-strategic to the major pharmaceutical companies. We principally target those products that complement our strategic focus on women's healthcare and dermatology and which can be revitalized by our existing sales force.

RESEARCH AND DEVELOPMENT

         General

         Our research and development activity is focused on the development of proprietary products in women's healthcare and dermatology. We also pursue the development of products that are complementary to our product lines, particularly line extensions of our existing branded products and new products in our core therapeutic areas. Our strategy is to pursue products that represent improvements to existing pharmaceuticals rather than create new chemical entities. Improvements to existing products generally involve less development and regulatory risk and shorter time lines from concept to market.

         During fiscal 2003, we invested $28.7 million in research and development activities, a 45% increase over our prior year investment of $19.8 million, reflecting the activities associated with our efforts to obtain regulatory approval for Femring(R) and Ovcon(R) 35 chewable tablets, preparing our NDA submission for Femtrace(TM) as well as advancing our research and development portfolio. Our research and development investment in fiscal 2001 totalled $13.7 million. As of September 30, 2003, our research and development team consisted of 70 professionals. Our in-house expertise in product development and regulatory affairs allows us to prepare and submit NDAs with the FDA and other regulatory authorities for our own products.

         Research and Development Portfolio

         New Therapy

Dovobet(R). In April 2003, we entered into agreements with LEO Pharma relating to the development and U.S. commercialization of Dovobet(R). Dovobet(R) is a combination of the active agent in Dovonex(R) (calcipotriene) and the steroid betamethasone dipropionate and gives us access to a new treatment for psoriasis. An NDA for Dovobet(R) has not yet been submitted in the United States, however, Dovobet(R) (also known in some countries as Daivobet(R)) has been approved and is currently marketed in 23 countries. Under the terms of the Master Agreement, Galen will pay LEO Pharma a final milestone payment of $40 million at the time Dovobet(R) receives final FDA approval. Upon final FDA approval of Dovobet(R) and the satisfaction of other conditions which are set forth in the agreements filed as exhibits to this annual report, Galen will become the exclusive licensee of Dovobet(R) in the United States, subject to the terms of a pre-negotiated license and supply agreement.

         Line Extensions

         Ovcon(R) Contraceptive. During fiscal 2002, we submitted an NDA with the FDA for our oral contraceptive product Ovcon(R) 35 chewable tablet. We received final approval from the FDA in November 2003 and plan on launching the new Ovcon(R) 35 chewable tablet product in late Spring 2004. The Ovcon(R) 35 chewable tablet product is protected by a newly-issued U.S. patent covering chewable oral contraceptives.

         Femtrace(TM) tablets. We completed Phase III studies for Femtrace(TM) tablets, our proprietary line extension for Estrace(R) tablets, in fiscal 2003. An NDA for the product was accepted for filing by the FDA on December 19, 2003.

         Doryx(R). Development is progressing on a new dosage form of Doryx(R). We expect to submit an NDA to the FDA for the new dosage form in early calendar 2004.

         Vaginal Drug Delivery.

         In late 1989, we began to develop a vaginal ring, initially for use in contraception. The vaginal ring consists of a silicone ring in which an active ingredient is embedded or dispersed. The vaginal ring is capable of releasing drug(s) at a relatively constant rate, which eliminates the peaks and troughs in blood levels that may be associated with conventional forms of drug delivery such as orally administered tablets. Vaginal delivery also avoids the first pass metabolism of active ingredients, which can inhibit or preclude oral dosing of certain drugs. The vaginal ring can be used for up to three months and does not require fitting by a doctor. It therefore offers a potential compliance benefit over existing prescribed therapies.

         Vaginal ring Product Pipeline. The following table shows our vaginal ring product pipeline and related stage of development. We cannot guarantee that any of these products will meet the clinical requirements or obtain the requisite regulatory approvals to enable us to market them in the future.

THERAPEUTIC APPLICATION       STATUS        MARKET
-----------------------       ------        ------
Metronidazole               Phase III      E.U./U.S.
Testosterone                Phase II       E.U./U.S.
Contraceptive               Development    E.U./U.S.

         Metronidazole. Our pharmaceutical research team is developing a vaginal ring containing metronidazole, MetroRing(TM), for the local treatment of bacterial vaginosis. This product entered Phase III in the United States in November 2002, and we expect to submit an NDA in the second half of calendar 2004.

         Testosterone. A vaginal ring product is being developed to deliver systemic doses of testosterone. Deficiency of testosterone in post-menopausal women is postulated to be associated with decreased sexual motivation. Our testosterone vaginal ring is aimed at addressing this problem. A Phase II trial is currently in process.

         Contraceptive. We are developing an estrogen/progestin contraceptive product. This product is in pharmaceutical development.

SALES AND MARKETING

         In fiscal 2003, we commenced a program to expand our U.S. sales force to approximately 400 representatives from 226 in fiscal 2002 and re-organized our U.S. sales force into two teams, Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. As of September 30, 2003, we employed approximately 345 sales representatives in the United States. As of the date of this report, we have approximately 435 sales and marketing personnel in the United States and 55 sales and marketing personnel in the United Kingdom and the Republic of Ireland.

         The predominant geographical focus for our pharmaceutical marketing activities is the United States, which generated 83% of our revenue in fiscal 2003. We believe we have one of the largest sales forces targeted to promoting women's healthcare and dermatology products to obstetrician/gynecologists in the United States. Our sales force strategy is focused on employing precision marketing techniques to market and promote our key branded products to high volume prescribing physicians. These techniques require comprehensive internal analysis of actual prescription data to determine the most effective allocation of our sales and marketing resources and enable us to expand market share in targeted markets. Our precision marketing team, together with their sales and marketing colleagues, analyze prescription data and develop strategies and tactics to maximize growth in our sales and market share. By employing these marketing techniques, we have been able to sustain product growth, revitalize acquired products and successfully launch new products in the United States.

         In the United Kingdom, we have restructured our product range to focus on women's healthcare products and the discontinuation and disposal of less profitable non-core brands. Our United Kingdom and Ireland sales force directly contacts general practitioners, community pharmacies and hospital consultants throughout the United Kingdom and Ireland.

COMPETITION

         The pharmaceutical industry is highly competitive. Our branded products compete with brands marketed by other pharmaceutical companies including large, fully integrated concerns with financial, marketing, legal and product development resources substantially greater than ours.

         The principal competitors in the women's health therapeutic category are in the United States and include the women's healthcare divisions of Johnson & Johnson, American Home Products, Pfizer, Schering, A.G. and Akzo-Nobel. The principal competitors for our other products are Medicis, Quintiles, Pfizer and Sanofi.

         In addition, third party healthcare payers, such as government bodies and agencies, private health insurers and managed care organizations, are increasingly challenging the pricing of pharmaceutical products and services and reviewing their reimbursement practices. Many managed healthcare organizations are now limiting the number of pharmaceutical products that are on their formulary lists in an effort to control and reduce costs associated with patient drug therapies. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry.

         Our branded pharmaceutical products also are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell. Generic substitutes for some of our branded pharmaceutical products are sold by other pharmaceutical companies which claim that their products provide equivalent therapeutic benefits at a lower cost. For instance, Estrace(R) tablets and Loestrin(R) currently face generic competition, and although Estrace(R) tablets accounts for approximately 13.5% of oral estrogen therapy products prescribed in the United States, Estrace(R) tablets currently experiences a substitution rate in excess of 90%, according to IMS Health, a market data provider. Typically, upon the introduction of a generic version of a branded product, 90% or more of the prescriptions written by authorized prescribers for the branded product may be filled with a generic at the pharmacy, resulting in a commensurate loss in sales of the branded product (substitution rates are lower for products which enjoy greater brand loyalty, such as oral contraceptives). In addition, we have entered into a letter of intent with Barr that would permit Barr to launch generic versions of femhrt(R) and Estrostep(R) six months prior to patent expiry in 2010 and 2008, respectively. Under a separate letter of intent, Barr would grant Galen an option to acquire an exclusive license for Barr's generic version of our currently marketed Ovcon(R) 35 oral contraceptive, which is not protected by a patent or other exclusivity rights. These transactions are subject to negotiation of definitive agreements, completion of due diligence and other conditions, including antitrust review by the U.S. Federal Trade Commission. We cannot assure you what effect, if any, these activities will have on our results of operations. In addition, we are engaged in litigation to enforce the patent for Sarafem(R). An adverse outcome in this litigation would permit the marketing of generic competitors to Sarafem(R) which would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem(R) would likely drastically reduce sales of Sarafem(R). In addition, legislation enacted in the United States allows, or, in a few instances, in the absence of specific instructions from the prescribing physician, mandates the use of generic products rather than brand name products. This legislation and other pressure to reduce pharmaceutical costs may result in pharmacists filling prescriptions for our branded products with generic substitutes. Increased competition from the sale of competing generic pharmaceutical products may cause a material decrease in revenue from our branded pharmaceutical products.

         As the pharmaceutical industry is characterized by rapid product development and technological change, our pharmaceutical products could be rendered obsolete or made uneconomical by the development of new pharmaceuticals to treat the conditions addressed by our products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our business, results of operations and financial condition could be materially adversely affected by any one or more of these developments. Our competitors may also be able to complete the regulatory process for new products before we are able to do so and, therefore, may begin to market their products in advance of our products. We believe that competition among both branded and generic pharmaceuticals aimed at the markets identified by us will be based on, among other things, product efficacy, safety, reliability, availability and price. There can be no assurance that developments by others will not render any product or technology we produce or may produce, obsolete or otherwise non-competitive.

         Manufacturing, Supply and Raw Materials

         Most of our finished pharmaceutical products for the U.K. market are manufactured at facilities in Craigavon and Larne, Northern Ireland. The facilities in Craigavon were sold in December 2003 to a company controlled by Dr. Allen McClay. The purchaser of the facility will continue to supply and distribute Galen products currently manufactured in that facility under the terms of a supply agreement. That supply agreement has a term of two years; however, the supplier will have the opportunity to match the supply terms offered by any proposed third party supplier of such products for periods commencing after the expiration of the term. The principal components used in the manufacture of our pharmaceutical products are active and inactive pharmaceutical ingredients and certain packaging materials. We have multiple sources for the majority of our raw materials for our U.K. products and select most of our suppliers on the basis of competitive pricing. We believe that adequate replacement sources are available to meet our U.K. pharmaceutical product requirements at little or no incremental cost.

         Nearly all of our products are manufactured for us under contracts with third parties. Accordingly, we are dependent upon our contract manufacturers for the manufacture of our products. Their breach of their contractual obligations could adversely affect us. We cannot assure you that our contract manufacturers will be able to manufacture our products without interruption, that they will comply with their obligations under our various supply arrangements, or that we will have adequate remedies for any breach. In addition, their failure to comply with regulatory requirements and to keep their facilities in good working order could adversely affect the supply of products to us. To ensure their compliance, we conduct quality assurance audits of our contract manufacturers' sites and records to determine compliance with the relevant regulatory requirements.

         Bristol-Myers manufactures our Estrace(R) cream and Ovcon(R) oral contraceptives under long-term supply agreements that run through February 2009. Estrace(R) tablets are also manufactured for us by Bristol-Myers under a supply agreement that runs through July 2006. Duricef(R) is manufactured for us by Bristol-Myers under a supply agreement that runs through March 2007. Doryx(R) is supplied to us by FH Faulding & Co Limited under a license and distribution arrangement that runs through 2009 and is renewable thereafter. Sarafem(R) is manufactured by Lilly pursuant to a three-year manufacturing agreement which may, under certain circumstances, be extended for one additional year. Estrostep(R) and Loestrin(R) are manufactured and femhrt(R) is packaged at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen has been granted a right of first refusal on any future sale of this facility by Pfizer. This right is exercisable until March 27, 2008. Femhrt(R) is manufactured under an agreement between Warner-Lambert and Duramed Pharmaceuticals Inc. which has been assigned to Galen by Warner-Lambert. We expect these products to account for a significant percentage of our U.S. product sales in fiscal year 2004. In the event that a supplier suffers an event that caused it to be unable to manufacture our product requirements for a sustained period, the resulting shortages of inventory could have a material adverse effect on our business.

         In the United States, the FDA must approve suppliers of certain ingredients for our products and of finished product. The development and regulatory approval of our U.S. products is dependent on our ability to procure active ingredients, packaging materials and finished product from FDA-approved sources. If pharmaceutical ingredients, packaging materials or finished products were no longer available from an FDA-approved source, we would be required to obtain FDA approval to change the supplier of that material or product. The qualification of a new supplier could potentially disrupt the manufacture, and therefore our supply of products for sale. Although we consider our sources of supply to be adequate, and to date, no significant difficulty has been encountered in obtaining product materials, there can be no assurance that we will continue to be able to obtain materials and finished products as required.

     TRADEMARKS, PATENTS AND PROPRIETARY RIGHTS

         Protection of intellectual property, patents and trademarks is a key company strategy for projects and new products of significant business importance.

     Patents, Trade Secrets and Proprietary Knowledge

         We rely on patents, trade secrets and proprietary knowledge to protect intellectual property. We generally seek to protect these items by filing applications for patents on certain inventions, enforcing our legal rights against third parties that we believe may infringe our intellectual property rights, and entering into confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. For a discussion of certain legal proceedings relating to Sarafem(R) see "Item 8 - Legal proceedings." We do not ultimately control whether our patent applications will result in issued patents, whether we will be successful in enforcing our legal rights against third party infringers, whether our confidentiality, non-disclosure and assignment of invention agreements will not be breached and whether we will have adequate remedies for any such breach, or that our trade secrets will not otherwise become known by competitors. In addition, most of our currently marketed branded pharmaceutical products are not protected by patents and proprietary rights and therefore are or may become subject to competition from generic equivalents. For a further discussion of our competition, please see " -- Competition."

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

Doryx(R)              Loestrin(R)
Estrace(R)            Ovcon(R)
Estrostep(R)          Sarafem(R)
femhrt(R)             Regurin(R)
Femring(R)            Warner Chilcott(R)
Kapake(R)

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

         United Kingdom

         Obtaining a Marketing Authorization. No pharmaceutical product may be marketed in the European Union without a marketing authorization. The United Kingdom Medicines Act 1968 (the "Medicines Act") governs applications for marketing authorizations for human use in the United Kingdom. The requirement for obtaining and maintaining U.K. marketing authorizations largely originates at a European level. Each time new legislation is introduced at the European level in the form of a Directive, it is implemented in the United Kingdom pursuant to the Medicines Act. As a result, the core rules in force in the United Kingdom are essentially the same as those in force in other member states of the European Union. In addition, individual member states of the European Union may implement additional national legislation relating to, for example, specific labeling requirements, the regulation of pharmaceutical prices and third party reimbursement of pharmaceutical products.

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

         The mutual recognition procedure works on the principle of the mutual recognition by EU member states of their respective national marketing authorizations. Under the procedure, an applicant may seek to have an existing authorization recognized by one or more other member states selected by the applicant. The applicant must submit identical applications to the relevant member states and all member states must be notified of them. As soon as one member state decides to evaluate the medicinal product, it then becomes the "reference member state" ("RMS") and notifies the other member states to which the application has been sent ("concerned member states" ("CMSs")). The RMS then sends a detailed assessment report to all member states who have 90 days to recognize the decision of the RMS. If the original national marketing authorization is not mutually recognized by another member state, the points in dispute are referred to the EMEA's Committee for Proprietary Medicinal Products ("CPMP") for arbitration. The CPMP opinion is forwarded to the European Commission which makes the final decision. Once the Commission decision is taken, it is binding on all CMSs. Other member states, not directly concerned at the time of the decision, are also bound as soon as they receive a marketing authorization application for the same product.

         The centralized system is a process for which there is a single application, a single evaluation and a single authorization for medicinal products. This system applies only to certain types of applications (compulsory for biotechnology products and optional for certain other products, including new chemical entities not previously authorized in the European Union, medicinal products administered by significantly innovative and novel delivery systems and significant new indications for existing products). The process is administered by the European Agency for the CPMP, although the CPMP outsources the actual assessment of an application for a marketing authorization to experts in an EU member state and the final decision whether to grant an authorization is made by the European Commission. A marketing authorization granted pursuant to the centralized procedure, is recognized in all European Union member states. As with the mutual recognition system, a specific timetable is specified for evaluation of the application, including allowances for appeals.

         The European Agency for the Evaluation of Medicinal Products (the "EMEA") was established by Council Regulation EEC 2309/93 of July 1993 with effect from January 1, 1995. The EMEA is responsible for coordinating the evaluation and supervision of medicinal products for both human and veterinary use across the European Union. The EMEA's opinion forms the basis for the European Commission's authorization of the marketing of a product approved by the centralized system. As described above, the CPMP (the EMEA's Committee for Proprietary Medicinal Products) also arbitrates between member states of the European Union on other medicinal products submitted under the mutual recognition procedure. The EMEA comprises a management board, three committees of scientific experts responsible for preparing the EMEA's opinion (one for medicinal products for human use, one for medicinal products for veterinary use and one for the designation of "orphan drugs" for rare diseases), an executive director and a permanent secretariat.

         Criteria Assessed in Obtaining a Marketing Authorization. European Directive 2001/83/EC sets out the basic principles for the regulation of marketing of medicinal products within the European Union. The criteria for the grant of a marketing authorization are quality, safety and efficacy. In order to demonstrate these criteria, a wide range of information and data are required to be submitted to the relevant regulatory authority. Any application for a marketing authorization must be accompanied by, among other things, the results of:

         - physicochemical, biological or microbiological tests (establishing the quality of the products);

         - pharmacological and toxicological tests (establishing the safety of the product); and

         - clinical trials (studies in humans establishing efficacy and safety, described further below).

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

         The efficacy and safety of the product are derived from clinical trials with volunteers and patients. Clinical trials are generally classified into Phases I through IV, although there are not always distinct divisions between each phase.

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

         In certain well-defined situations, the results of pharmacological and toxicological tests and clinical trials do not have to be provided, thus allowing for "abridged" applications. Directive 2001/83/EC provides for abridged applications in three defined cases:

         - where the medicinal product is essentially similar to a medicinal product authorized in the member state concerned by the application and the holder of the marketing authorization for the original medicinal product has consented to the use of its data for the purpose of examining the application in question; or

         - where the constituent or constituents of the medicinal product have a well established medicinal use, with recognized efficacy and safety demonstrated by detailed references to published scientific literature; or

         - where a medicinal product, which is essentially similar to a medicinal product that has been authorized in the European Union for six to ten years depending on the product and the member state concerned) and is marketed in the member state concerned where consent to refer to the first applicant's data has not been given.

         The EMEA has formulated numerous guidelines to provide guidance on existing European Directives relating to safety, quality and efficacy. In addition, we, along with other companies in Europe, operate within a system of good practice procedures which are standards by which laboratory studies, manufacturing procedures, clinical trials and regulatory processes are conducted.

         A marketing authorization may be submitted when appropriate data are available. The submission of an application to a regulatory authority does not guarantee that a marketing authorization for the product will be granted by that regulatory authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant or may require additional data before an approval, even though the relevant product may have been approved by authorities in other countries. The time taken to obtain approvals in individual countries varies, but can take from a few months to several years from the date of application. The trend over the years has been towards greater regulation. Marketing authorizations are granted subject to certain generally applicable conditions and may also be subject to product specific restrictions determined by regulatory authorities.

         Maintenance of Marketing Authorizations. A U.K. marketing authorization is granted for five years and is renewable for five-year periods thereafter. However, regulatory authorities have the power to amend, suspend or revoke a marketing authorization at any time if they are no longer satisfied as to the product's safety, quality or efficacy. In addition, the holder of the marketing authorization remains obligated to ensure that the product keeps pace with the state of scientific and technical knowledge in terms of its production and control and to review and report adverse events to the relevant authority. As a result, the holder of a marketing authorization may also seek to amend that marketing authorization. Any changes made to the authorization must be approved by the relevant regulatory authority by way of variation applications before the changes can be implemented by the holder of the marketing authorization.

         The Role of the U.K. National Health Service. Pharmaceutical products with a publicly funded marketing authorization and requiring a prescription in order to be dispensed may be prescribed other than through the U.K. National Health Service ("NHS") but the vast majority of prescription-only medicines are prescribed under NHS prescriptions. The price the NHS pays for branded (as opposed to generic) products prescribed is determined by the Pharmaceutical Price Regulation Scheme (described below).

         In 1999, the National Institute for Clinical Excellence ("NICE") was established to, among other things, assess the clinical and cost effectiveness of medicinal and other health products referred to it for appraisal. The outcome of an appraisal is a recommendation from NICE as to whether the product(s) appraised ought to be prescribed on the NHS (i.e., at public expense) in England and Wales and, if so, in what circumstances. Technologies and products for review are selected by the U.K. Department of Health or the devolved Welsh executive and are assessed by a NICE Appraisals Board, a body of clinicians and scientific experts, on the basis of representations made by the manufacturer, patient groups and other interested parties selected as consultees. It is highly unlikely that a product which is not recommended by the Appraisals Board as being cost effective will be prescribed in significant numbers via the NHS in England and Wales. In Scotland, the cost effectiveness of medicinal products is assessed by NHS Quality Improvement Scotland on the basis of NICE's appraisals. NHS Quality Improvement Scotland then makes its own recommendations as to whether a relevant product is cost effective for prescription by the NHS in Scotland. Separate recommendations as to a product's efficacy are made by the Scottish Medicines Consortium. In Northern Ireland, individual health authorities make their own decisions as to the cost effectiveness of medicinal products, although NICE's recommendations are influential.

         Pharmaceutical Price Regulation Scheme. Companies that sell branded products to the NHS for dispensing by prescription may elect to join the Pharmaceutical Price Regulation Scheme, or PPRS, and, in practice, the suppliers of most drugs purchased by the NHS do so. The PPRS is administered by the U.K. Department of Health and the present scheme operates for a period of at least five-years from October 1, 1999. Under the scheme, companies are generally permitted to earn a return on capital employed on branded products sold to the NHS for dispensing by prescription. In order to determine the return on capital employed, a company is required to supply certain financial information to the U.K. Department of Health each year in an amount and level of detail based upon a company's level of sales to the NHS.

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

         United States

                  FDA and other Regulatory Requirements. Since the acquisition of Warner Chilcott, we have become increasingly subject to the regulatory oversight of the FDA and other regulatory agencies.

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

  SEASONALITY

         Our pharmaceutical products business is minimally affected by seasonal factors.

  C. ORGANIZATIONAL STRUCTURE

         The following is a list of our significant subsidiaries, as of September 30, 2003, their country of incorporation and their principal activity. Each of these entities is a wholly-owned subsidiary of Galen Holdings.

       Subsidiary                Principal Activity        Country of Incorporation
-------------------------  ------------------------------  ------------------------
Galen Limited              Pharmaceutical research and
                           development, manufacturing and  Northern Ireland
                           marketing

Galen (Chemicals) Limited  Pharmaceutical sales and        Republic of Ireland
                           distribution

Warner Chilcott Inc.       Pharmaceutical development,     United States
                           marketing and distribution

  D. PROPERTY, PLANT AND EQUIPMENT

  We have a 106,000 sq. ft. MHRA and FDA approved facility in Larne, Northern Ireland dedicated to the manufacture of our vaginal rings as well as our sterile product range. The Larne facility also houses pharmaceutical research and development facilities. We lease approximately 42,000 sq. ft. of office space in Rockaway, New Jersey, where our U.S. operations are headquartered. Galen also currently leases 16,500 sq. ft. of office space in Craigavon for our administration, regulatory compliance, sales and marketing activities for the United Kingdom and Ireland.

         During fiscal 2003, our facilities in Craigavon, totaling 140,000 sq. ft., manufactured tablet and capsule formulations, as well as sacheting powders and granules. Dedicated suites for the manufacture of cephalosporin and penicillin antibiotic products were also located at Craigavon. In December 2003, the Craigavon facility was sold as part of the Pharmaceutical Development and Manufacturing Services business to a company controlled by Dr. Allen McClay. All of the Company's products manufactured in Craigavon will continue to be manufactured at that facility by the purchaser pursuant to a supply agreement.

         During the year ended September 30, 2002, in connection with the disposal of our pharmaceutical services businesses, we sold our pharmaceutical services facilities. See "Item 4. Information on the Company."

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

  A. OPERATING RESULTS

  GENERAL

         The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the selected financial information of Galen, the consolidated financial statements for the fiscal years 2001, 2002 and 2003 together with the notes to the consolidated financial statements, as well as the business description included in this annual report. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP. In addition, the following discussion does not include the results from our discontinued operations, unless otherwise indicated.

  OVERVIEW

         For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

         Effect of the Acquisition of Warner Chilcott. On September 29, 2000, we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for $325.5 million. The acquisition, accounted for as a purchase, has and will continue to affect our results of operations. We recognized goodwill in the amount of $212.1 million. Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001. We recognized intangible assets in the amount of $199.9 million related to the Ovcon(R) 35, Ovcon(R) 50 and Estrace(R) cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology, and we amortize these amounts over a period of 20 years.

         In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12 5/8% senior notes due 2008 ("Notes"). After certain noteholders exercised their repurchase rights in connection with our acquisition of Warner Chilcott, $159.7 million of senior notes remained outstanding. During the year ended September 30, 2002, we repurchased $111.3 million of principal amount of senior notes in privately negotiated transactions, and an additional $2.9 million of principal amount in the year ended September 30, 2003. As of September 30, 2003, the principal amount of senior notes outstanding amounted to $45.5 million. Under the terms of the indenture, Warner Chilcott is permitted to redeem the senior notes on or after February 15, 2004. On December 18, 2003, Warner Chilcott gave notice to the trustee under the indenture of its intention to redeem all of the outstanding senior notes on February 14, 2004.

         Effect of Acquisitions and Disposals. We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000. As a result of these product acquisitions, we have recognized intangible assets totaling approximately $796 million. We are amortizing this amount over 20 years, which has the effect of reducing our net income accordingly. We may acquire additional products in the future. We also disposed of our CSS business in December 2001, CTS business in May 2002, ICTI business in August 2002 and therefore no longer have any pharmaceutical services businesses. The following discussion does not include the results from these discontinued businesses unless otherwise indicated. A description of these acquisitions and disposals may be found under "Item 4: Information on the Company." A consequence of our recent acquisitions is that our results of operations may not be comparable to prior year periods.

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

         Impairment of Goodwill

         We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our business. We carry out an annual impairment review of goodwill unless events occur which trigger the need for an earlier impairment review. We have completed our annual impairment test as of June 30, 2003 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired. Any resulting impairment could affect our financial condition and results of operations.

         Impairment of Definite Lived Intangible Assets

         We assess the impairment of definite lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which we consider could trigger an impairment review include, but are not limited to, the following: (i) significant negative industry or economic trends; and (ii) current, historical or projected losses that demonstrate continuing losses. When we determine that there is an indicator that the carrying value of definite lived intangible assets may not be recoverable, we measure impairment based on estimates of future cashflow. These estimates include assumptions about future conditions within the Company and the industry. If actual cashflows differ from those projected by management, additional write-offs may be required.

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

         Inventory

         Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overheads. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.

RESULTS OF OPERATIONS

Years Ended September 30, 2003 and 2002

Revenue. Revenue from continuing operations of $432.3 million for the year ended September 30, 2003 (fiscal 2003) increased $197.0 million, or 84%, from $235.2 million for the year ended September 30, 2002 (fiscal 2002). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and the Republic of Ireland. Approximately 83% of our fiscal 2003 revenue from continuing operations was generated in the United States. A significant part of the increase in our revenue from continuing operations was the result of our newly acquired products. The following table summarizes our product revenue for our newly acquired products and for our other important products (in millions):

                     YEAR ENDED
                  SEPTEMBER 30, 2003
                  ------------------
Doryx(R)              $     54.1
Estrace(R)cream             44.8
Estrostep(R)                26.5
femhrt(R)                   22.6
Femring(R)                   2.3
Loestrin(R)                 34.9
Ovcon(R)                    58.6
Sarafem(R)                  59.9
All other                  128.6
                      ----------
                      $    432.3
                      ==========

Although revenue from our newly acquired products significantly contributed to our increased revenue in fiscal 2003, revenues for our existing products promoted by our sales force increased as well. Revenues for Ovcon(R), Estrace(R) cream and Doryx(R) increased by 27% compared to fiscal 2002. In January 2003, we acquired the U.S. sales and marketing rights to Sarafem(R) from Lilly for cash consideration of approximately $295 million. Sarafem(R) is a treatment for premenstrual dysphoric disorder, a severe form of premenstrual syndrome. In March 2003, we acquired two oral contraceptives, Estrostep(R) and Loestrin(R), from Pfizer, Inc. for an initial cash consideration of approximately $197 million. We acquired femhrt(R) in April 2003 for an initial cash consideration of approximately $162 million. femhrt(R) is a continuous estrogen-progestogen therapy. No revenue for these newly acquired products was recorded in fiscal 2002. In June 2003, we launched Femring(R), our vaginal ring for estrogen therapy.

Gross profit and gross margin. Gross profit of $359.6 million for fiscal 2003 increased $175.9 million, or 96%, from $183.7 million in fiscal 2002. Our gross margin was 83% in fiscal 2003 compared to 78% in fiscal 2002. These improved results correspond with the increase in revenues from our branded pharmaceutical products in the United States.

Selling, general and administrative expenses. Selling, general and administrative expenses of $135.9 million increased $71.3 million, or 111%, from $64.5 million in fiscal 2002 primarily due to increased selling, advertising and promotion costs incurred as we expanded our sales force and increased spending on promoting our broadened product portfolio. Included in the increase in our promotion and advertising costs is $21.4 million associated with our June 2003 U.S. launch of Femring(R). The average number of representatives on our sales force in fiscal 2003 was 328, an increase of 26% as compared to the fiscal 2002 average of 261. As of September 30, 2003 we had approximately 390 sales representatives.

Research and development. Research and development expenses of $28.7 million increased $8.9 million, or 45%, from $19.8 million in fiscal 2002 reflecting our ongoing investment in our pipeline of products. During fiscal 2003, we received final approval from the FDA for Femring(R), and we completed work on the NDA for our oral estradiol acetate product, Femtrace(TM), for the treatment of the symptoms of menopause. The NDA for Femtrace(TM) was accepted for filing by the FDA on December 19, 2003. In November 2003, we received final FDA approval for our new Ovcon(R) 35 chewable tablet product. We expect to submit an NDA for our Doryx(R) line extension in early calendar 2004 and an NDA for MetroRing(TM) in the second half of calendar 2004. Also in fiscal 2003, we received final approval by the FDA for Femring(R), our first vaginal ring product to be approved in the United States. We received final FDA approval for our new Ovcon(R) 35 chewable tablet product in November 2003.

Depreciation and amortization. Depreciation expense of $6.8 million increased $1.5 million, or 29%, from $5.3 million in fiscal 2002 resulting from investments in property, plant and equipment in the ordinary course. Amortization expense of $42.3 million increased $22.8 million, or 117%, from $19.5 million in fiscal 2002. This increase was primarily due to the amortization of Estrostep(R) and Loestrin(R) acquired in March 2003, femhrt(R) acquired in April 2003, the U.S. sales and marketing rights to Sarafem(R) acquired in January 2003, and Duricef(R) and Moisturel(R) acquired in March 2002.

Interest income and interest expense. Interest income of $3.2 million decreased $7.6 million, or 71%, from $10.8 million in fiscal 2002 as funds on hand were significantly less during fiscal 2003. During the second and third quarters of fiscal 2003, we acquired femhrt(R), Estrostep(R), Loestrin(R) and the U.S. sales and marketing rights for Sarafem(R) for a total of approximately $650 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in long-term debt, under our $450 million credit facility put in place during the second quarter of fiscal 2003. Interest expense of $11.3 million decreased $18.4 million, or 62%, from $29.7 million in fiscal 2002. This decrease was primarily due to net costs of $13.2 million, associated with our early retirement of debt, which are included in our results for fiscal 2002. These costs were the result of our fiscal 2002 purchase of $111.3 million principal amount of the Notes acquired as part of the Warner Chilcott transaction. In fiscal 2003, we purchased an additional $2.9 million principal amount of Notes, and recorded net costs of $0.2 million. We purchased the Notes in privately negotiated transactions. The average principal amount outstanding during fiscal 2002 was $111.4 million, compared to a balance of $48.2 million during fiscal 2003. The reduction in interest charges related to our purchase of the Notes more than offset the interest expense associated with our fiscal 2003 drawdown of approximately $350 million in debt under our credit facility, having the effect of further lowering our interest charges in fiscal 2003 as compared to fiscal 2002.

Provision for income taxes. Taxes of $41.7 million increased $23 million from $18.7 million in fiscal 2002. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both fiscal 2003 and 2002. The federal statutory rate in the United States was 35% in both fiscal 2003 and 2002. In the Republic of Ireland, the statutory rate was 13% in fiscal 2003 and 17% in fiscal 2002. Our effective tax rate was 30% in fiscal 2003, compared to 33% in fiscal 2002, the decrease reflecting the lower tax rates in the Republic of Ireland.

Discontinued Operations. Our discontinued operations represented our pharmaceutical services businesses, which were ICTI (sold as of August 23, 2002), CTS (sold as of May 31, 2002) and CSS (sold as of December 31, 2001). In fiscal 2002, we reported a gain of $101.1 million, net of taxes of $3.9 million, representing the sale of these businesses. Also included in our results was income from discontinued operations of $7.0 million, net of taxes of $2.2 million, representing results for ICTI, CTS and CSS through their respective dates of sale. No results for discontinued operations were recorded for fiscal 2003 as our discontinued operations were disposed of in entirety by the end of our fiscal year 2002.

Net income. Due to the factors set forth above, we reported net income of $96.2 million as compared to $145.2 million in fiscal 2002. Our discontinued operations, including the gain on disposal, accounted for $108.1 million of our net income for fiscal 2002. Net income per ADS was $2.10 (basic) and $2.09 (diluted), compared to $3.13 (basic) and $3.12 (diluted) in fiscal 2002. The weighted average number of ADS equivalent shares outstanding decreased by 0.4 million due to our repurchase of 0.5 million ADS equivalents in the last quarter of fiscal 2002. Our Board of Directors recommended the payment of a final dividend of 2.4 pence per ordinary share, a 20% increase over fiscal 2002, making the total dividend for fiscal 2003 3.6 pence per ordinary share compared to 3.0 pence per ordinary share in fiscal 2002.

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

Our top three performing products, Ovcon(R), our oral contraceptive, Estrace(R) cream, for local treatment of urogenital symptoms associated with menopause, and Doryx(R), our pelletized oral formulation of doxycycline for the treatment of acne, continued to grow during fiscal 2002. Contributing to the growth was our launch in January 2002 of our new 75 mg. dosage strength for Doryx(R) to complement our successful Doryx(R) 100 mg. product. During fiscal 2002, we further expanded our portfolio of products marketed to the dermatologist in the United States with our acquisition of Duricef(R) and Moisturel(R) in March 2002. Sales for Estrace(R) tablets, acquired in June 2001, were recorded for a full year in fiscal 2002 and for our final quarter in fiscal 2001.

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

Research and Development. Our research and development expenses of $19.8 million increased 45%, or $6.1 million, from $13.7 million in fiscal 2001 as we continued to increase our investment in our pharmaceutical product portfolio. Our activities were focused on the development of proprietary products for marketing in the United States, based on the vaginal ring. We also pursued new products and line extensions of our branded products that would complement and strengthen our existing product line. During fiscal year 2002, we submitted NDAs with the FDA for our vaginal ring estrogen therapy (Femring(R)) and our new Ovcon(R) 35 chewable tablet product. In fiscal 2002, we worked on our proprietary line extension for Estrace(R) tablets (Femtrace(TM)) and the NDA for this product was accepted for filing by the FDA on December 19, 2003. Our activities also included the development of other vaginal ring applications for the treatment of sexual dysfunction and local infection.

Depreciation and amortization expense. Depreciation expense of $5.3 million for fiscal 2002 increased $1.0 million from $4.3 million in fiscal 2001. This increase was the result of our continued investment in our property, plant and equipment. Amortization expense of $19.5 million decreased 26%, or $6.7 million, from $26.2 million in fiscal 2001. Effective October 1, 2001, we ceased amortizing our goodwill due to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The resulting reduction in amortization expense of $13.6 million was significantly offset by the increase in amortization expense associated with our acquisition of Duricef(R) and Moisturel(R) in March 2002 and Estrace(R) tablets in June 2001.

Interest income and interest expense. Interest income of $10.8 million for fiscal 2002 increased 71%, or $4.5 million, from $6.3 million in fiscal year 2001 as average funds held for investment were higher during fiscal 2002 than in fiscal 2001. Funds held for investment were most significantly increased as a result of our July 2001 equity offering from which we raised approximately $268 million in net proceeds and, more recently, as a result of our sale of our services businesses for which we received approximately $229 million (net of costs). Interest expense of $29.7 million increased 33%, or $7.3 million, from $22.4 million in fiscal 2001 due to our purchase of a portion of the Notes acquired as part of the Warner Chilcott transaction. During fiscal 2002, we purchased in privately negotiated transactions a total of $111.3 million principal amount of Notes, and recorded $13.2 in net costs related to this transaction. These costs were significantly offset by the reduction in interest charges for the principal amount outstanding. The average principal amount outstanding during fiscal 2002 was $111.4 million, compared to $168 million during fiscal 2001.

Provision for income taxes. Taxes increased 210%, or $12.7 million to $18.7 million for fiscal 2002 compared to $6.0 million for fiscal 2001. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both fiscal 2002 and 2001. The federal statutory rate in the United States was 35% in both years. In the Republic of Ireland, the statutory rate was 17% in fiscal 2002 and 21% in fiscal 2001. Our effective tax rate was 33% in fiscal 2002 and 41% in fiscal 2001. The lower effective tax rate in fiscal 2002 is primarily attributable to the cessation of goodwill amortization effective October 1, 2001 described above.

Discontinued Operations. Our discontinued operations comprised our pharmaceutical services businesses, which were ICTI (sold as of August 23, 2002), CTS (sold as of May 31, 2002) and CSS (sold as of December 31, 2001). In fiscal 2002, we reported a gain of $101.1 million, net of taxes of $3.9 million, representing the sale of these businesses. Also included in our results was income from discontinued operations of $7.0 million, net of taxes of $2.2 million, representing results for ICTI, CTS and CSS through their respective dates of sale.

Net income. The result of the items discussed above was that we reported $145.2 million of net income for fiscal 2002 as compared to net income of $16.4 million in fiscal 2001. Net income per ADS was $3.13 (basic) and $3.12 (diluted), compared to $0.41 (basic) and $0.40 (diluted) in fiscal 2001. The weighted average number of ADS equivalent shares outstanding increased by 6.0 million due primarily to the issuance of 6.6 million ADS equivalents in relation to our July 2001 equity offering, offset by the 0.5 million ADS equivalents we repurchased during fiscal 2002. Our Board of Directors recommended the payment of a final dividend of 2.00 pence per ordinary share, a 20% increase over fiscal 2001, making the total dividend for fiscal 2002 3.00 pence per ordinary share compared to 2.49 pence per ordinary share in fiscal 2001.

         NEW ACCOUNTING PRONOUNCEMENTS

         Please refer to Note 1 to the consolidated financial statements included in Item 18 of this Form 20-F.

B. LIQUIDITY AND CAPITAL RESOURCES

We ended fiscal 2003 with $89.1 million cash on hand as compared to $313 million at September 30, 2002. During fiscal year 2003, we acquired femhrt(R), Estrostep(R), Loestrin(R) and the U.S. sales and marketing rights for Sarafem(R) for a total of approximately $654 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in senior debt, part of a $450 million credit facility put in place during fiscal 2003.

The following table summarizes our net (decrease) / increase in cash and cash equivalents:

                                                                     FOR THE YEARS ENDED SEPTEMBER 30,
                                                                    2003            2002            2001
                                                               --------------   -------------   -------------
                                                                                (IN THOUSANDS)
Net cash provided by operating activities                      $      164,077   $      73,378   $      52,913
Net cash (used in) / provided by investing activities                (670,677)        160,464        (140,804)
Net cash provided by / (used in) financing activities                 282,570        (267,300)        300,145
                                                               --------------   -------------   -------------
       Net (decrease) / increase in cash and cash equivalents  $     (224,030)  $     (33,458)  $     212,254
                                                               ==============   =============   =============

Our net cash provided by operating activities increased by $95.7 million in fiscal 2003 compared to 2002 primarily reflecting our increased operating results from continuing operations generated from our recent product acquisitions and growth in existing promoted products. Our working capital movement increased $16.4 million from fiscal 2002 in support of our expanded product portfolio and increased operating results. Our net debt as of September 30, 2003 was $253.3 million, and consisted of $295.8 million in term loans, $46.6 million in Warner Chilcott senior notes less $89.1 million in cash.

On March 5, 2003, we entered into the above mentioned $450 million credit facility with ABN AMRO Bank N.V., Barclays Bank PLC and Bank of Ireland. This senior debt facility provides for a $100 million multi-currency revolving facility, a $250 million three-year term loan facility and a $100 million five-year term loan facility. The term loan facilities were made available to us in connection with our acquisitions of Sarafem(R), Estrostep(R), Loestrin(R) and femhrt(R), and have been drawn down by us in the second and third quarters of our fiscal year 2003 as we completed these purchase transactions. We may use the $100 million multi-currency revolving facility for all general corporate and working capital purposes other than to finance the above-mentioned acquisitions and related expenses. This credit agreement places certain restrictive covenants on Galen and requires us to comply with certain financial covenants. As of September 30, 2003, Galen was in compliance with these financial covenants. It also contains certain events of default, which give the lenders the right to demand repayment of the amounts drawn down under the credit agreement. Interest is payable at a rate representing a margin which is initially, and the maximum, a rate of 1.25 percent per annum (and which shall be adjusted from time to time according to compliance by Galen with certain financial covenants) above the London (or European in the case of an advance denominated in Euro) interbank offered rate plus mandatory costs. This credit agreement also contains customary warranties and indemnities for a facility of this nature. As of September 30, 2003, we had $100 million available for use under the revolving facility.

The Warner Chilcott senior notes outstanding are redeemable, in whole or in part, at the option of Warner Chilcott beginning in 2004 at redemption prices that decrease annually to the maturity date and range from 106.3125% to 100%. The note indenture limits the ability of Warner Chilcott to incur or guarantee additional debt, as well as to pay dividends or to redeem or to repurchase capital stock. On December 18, 2003, Warner Chilcott gave notice to the trustee under the note indenture of its intention to redeem all of the outstanding senior notes on February 15, 2004. We may, from time to time, repay other outstanding borrowings.

Bank and equivalent funding at September 30, 2003, amounted to $295.6 million, of which $295 million was at variable rates based on LIBOR. We do not make use of derivatives to hedge interest rate risk as we believe that our exposure to changes in interest rates under the variable rate agreements will not have a significant effect on our financial condition or results of operations.

Of our total indebtedness of $342.4 million at September 30, 2003, $341.1 million was denominated in U.S. dollars and the balance in pounds sterling. We had no foreign currency option contracts at September 30, 2003.

We intend to fund our future liquidity needs, including capital expenditures and dividend payment, through a combination of cash generated from operations, cash balances on hand and availability under bank credit facilities. There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We generally expect to fund repayments of indebtedness with other indebtedness. In the event that we pursue a significant acquisition, we may be required to raise additional funds through additional indebtedness, or the issuance of debt or equity securities.

We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time.

FINANCIAL CONDITION

                                2003         2002
                             ----------   ----------
                                 (IN THOUSANDS)
Total assets                 $1,565,365   $1,072,231
                             ==========   ==========
Indebtedness                 $  342,389   $   51,961
Other liabilities               225,851      111,263
                             ----------   ----------
    Total liabilities        $  568,240   $  163,224
                             ==========   ==========
Total shareholders' equity   $  997,125   $  909,007
                             ==========   ==========

Total assets as of September 30, 2003 increased $493.1 million compared to September 30, 2002 primarily due to our fiscal 2003 acquisition of femhrt(R), Estrostep(R), Loestrin(R) and the U.S. sales and marketing rights for Sarafem(R) for which we recognized intangible assets totaling $749 million. This significant increase in total assets was partially offset by our decrease in cash and cash equivalents of $223.9 million. The primary factor contributing to the decrease in our cash and cash equivalents was the forementioned acquisitions which were financed with cash on hand and the drawdown of approximately $350 million in senior debt. Our indebtedness as of September 30, 2003 increased $290.4 million compared to September 30, 2002 primarily as a result of the $350 million in senior debt. Shareholders' equity increased $88.1 million principally as a result of our fiscal 2003 net income of $96.2 million offset by $9.2 million in dividends declared.

The ratio of indebtedness to our total capitalization (indebtedness plus shareholders' equity) increased to 26% as of September 30, 2003 from 5% as of September 30, 2002. This increase is primarily due to our drawdown of $350 million in senior debt, described above, offset partially by the increase of $88.1 million in shareholders' equity.

  C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         For a discussion of our research and development activities, patents and licenses, please see the information set forth under the heading "Item 4:
Information on the Company--Business Overview--Research and Development" in this annual report.

  D. TREND INFORMATION

         Several trends may affect our future results of operations, liquidity and capital resources, including:

         -        Acceptability of hormone replacement therapy;

         -        Acceptability of vaginal ring technology; and

         - Delays in introducing new products due to governmental regulation.

         ACCEPTABILITY OF HORMONE THERAPY.

         Three of our products, Estrace(R) tablets, Estrace(R) cream and Menoring(R)/Femring(R) are estrogen therapy ("ET") products, and one of our products, femhrt(R), is a combined estrogen-progestogen hormone therapy ("EPT") product. In July 2002, a clinical trial that was part of a long-term study that focuses on strategies for preventing heart disease, breast and colorectal cancer and osteoporosis in postmenopausal women ("WHI") was terminated early when the safety monitoring board determined that the risks of the trial exceeded the benefits. The trial compared Prempro(TM) (an EPT product containing Premarin(R) and the progestin medroxyprogesterone acetate) to a placebo in non-hysterectomized patients. Despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke, and blood clots in patients randomized to Prempro(TM). A related clinical trial comparing Premarin(R) (an ET product containing conjugated equine estrogens) to a placebo in hysterectomized patients for the prevention of heart disease and osteoporosis, and any associated risk of breast cancer, is still continuing at the recommendation of the safety monitoring board.

         The outcome of these trials and any resulting changes in labeling for HT products as a class may affect the acceptability of HT products (including ET products) by patients, the willingness of physicians to prescribe HT for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our products.

         ACCEPTABILITY OF VAGINAL RING TECHNOLOGY.

         An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our vaginal ring technology. To date, vaginal ring technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone replacement therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are more familiar to many prescribing physicians and their patients. If our vaginal ring products are not accepted as an alternative method of administration of hormone replacement therapy, we may not achieve our anticipated sales levels for these products. In such an event we may not be able to recoup our investment in the development of vaginal ring products.

         DELAYS IN INTRODUCING NEW PRODUCTS AND SUPPLY OF PHARMACEUTICAL PRODUCTS DUE TO GOVERNMENTAL REGULATION.

         Another important part of our strategy is to develop and commercialize proprietary products and we have a number of products in various stages of development. To begin marketing most of our new products, we must obtain approval from regulatory bodies, including the U.S. Federal Drug Administration, the U.K. Medicines and Healthcare products Regulatory Agency and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval. We cannot guarantee that any of our new products will meet these clinical requirements or that we otherwise will be able to obtain the necessary regulatory approvals to enable us to market them in the future.

E. OFF-BALANCE SHEET ARRANGEMENTS

         We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The following table summarizes our financial commitments as of September 30, 2003:

                                                        CASH PAYMENTS DUE BY PERIOD
                                                               (IN THOUSANDS)
                                                                                                MORE
                                                  LESS THAN 1                                  THAN 5
                                        TOTAL        YEAR       1 TO 3 YEARS   3 TO 5 YEARS     YEARS
                                      ---------   -----------   ------------   ------------   ---------
Long-term debt:
      Variable rate bank debt         $ 294,991   $   102,813   $    163,459   $     28,719   $       -
      Fixed rate bank debt                  577           275            302              -           -
      Fixed rate notes                   46,585             -              -         46,585           -
Supply agreement obligations             73,475        37,175         24,300         12,000           -
Capital lease obligations                   236           233              3              -           -
Operating lease obligations               4,959         1,227          1,699          2,033           -
                                      ---------   -----------   ------------   ------------   ---------
      Total contractual obligations   $ 420,823   $   141,723   $    189,763   $     89,337   $       -
                                      =========   ===========   ============   ============   =========

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

  A. DIRECTORS AND SENIOR MANAGEMENT

  DIRECTORS

         The information set forth under the heading "Board of Directors" on page 14 of our 2003 Annual Report and Accounts filed as an exhibit to this Form 20-F is incorporated in this document by reference.

  SENIOR MANAGEMENT

         The information concerning Dr. John A. King, Chairman, Roger M. Boissonneault, Chief Executive Officer, and R. Geoffrey Elliott, Chief Financial Officer, set forth under the heading "Board of Directors" on page 14 of our 2003 Annual Report and Accounts filed as an exhibit to this Form 20-F is incorporated in this document by reference.

         W. Carlton Reichel (45), President, Pharmaceuticals, joined Galen in October 2000 after nearly 20 years of experience at Parke-Davis, a division of Warner-Lambert (now a part of Pfizer), where together with Galen CEO Roger M. Boissonneault, Mr. Reichel was a pioneer in the pharmaceutical marketing methods currently employed by Galen. Most recently, he held the position of President, U.K./British Isles at Warner-Lambert.

         Anthony D. Bruno (47), Executive Vice President, Corporate Development, General Counsel and Company Secretary, joined Galen on March 1, 2001 following over 17 years of experience with Warner-Lambert. His most recent position was Vice President and Associate General Counsel, Pharmaceuticals, where he was responsible for all legal matters relating to Warner-Lambert's pharmaceutical business worldwide.

         Leland H. Cross (47), Senior Vice President, Technical Operations, joined Galen on September 1, 2001 and is responsible for Galen's technical operations worldwide. Mr. Cross was part of the Global Manufacturing group at Warner-Lambert (which became part of Pfizer in June 2000) for seven years, where most recently he was General Manager of Pfizer Ireland Pharmaceuticals, responsible for Pfizer's dosage manufacturing operations in Ireland. Prior to joining Warner-Lambert, Mr. Cross managed a manufacturing operation for Merck & Co. Inc.

         Tina M. deVries, Ph.D. (43), Vice President, Pharmaceutics, joined Galen when Warner Chilcott was acquired on September 29, 2000. Dr. deVries is responsible for pharmaceutical development projects undertaken in the United States and clinical pharmacokinetics. Dr. deVries joined Warner Chilcott in 1996 after seven years in the research and development area with Warner-Lambert.

         Grant Elliott, (38), Senior Vice President, Quality, joined Galen in May 1990 as Quality Assurance Manager for VR products and has held positions of increasing responsibility in the areas of product development, manufacturing, quality control and quality assurance until his appointment to Senior Vice President in May 2003. Mr. Elliott is a Qualified Person and is responsible for global quality for all Galen products. Prior to joining Galen, Mr. Elliott held quality control positions at Schering AG and Glaxo Pharmaceuticals.

         Herman Ellman, M.D. (56), Senior Vice President, Clinical Development, joined Galen when Warner Chilcott was acquired on September 29, 2000. Dr. Ellman is responsible for U.S. clinical development activities in the women's healthcare area. Prior to joining Warner Chilcott, Dr. Ellman held the position of Medical Director for Women's Healthcare of Berlex Laboratories.

         Claire Gilligan, Ph.D. (42), Senior Vice President, Pharmaceutical Development, joined Galen in June 1992 as Regulatory Affairs Manager and has held positions of increasing responsibility until her appointment to Senior Vice President in September 2000. Dr. Gilligan is responsible for all pharmaceutical development projects that are undertaken in the United Kingdom including the vaginal ring and solid dosage forms in the areas of female health and dermatology.

         Izumi Hara (44), Senior Vice President and Deputy General Counsel, joined Galen in June 2001 and is responsible for the legal matters of the Company. Prior to joining Galen, Ms. Hara held positions of increasing responsibility at Warner-Lambert where her most recent position was Vice President and Associate General Counsel, Corporate Affairs, where she was responsible for all legal matters relating to Warner-Lambert's acquisitions, divestitures, alliances and other transactions in all lines of business worldwide.

         Alvin D. Howard (49), Vice President, Regulatory Affairs, joined Galen on February 5, 2001 and is responsible for the worldwide registration of all Galen products. Prior to joining Galen, Mr. Howard was Vice President, Worldwide Regulatory Affairs at Roberts Pharmaceuticals.

         David G. Kelly (42), Senior Vice President, Finance and Planning, joined Galen on December 1, 2001. He is responsible for group financial, treasury and tax reporting and planning. He also is responsible for investor relations. Prior to joining Galen he was Chief Financial Officer of Norkom Technologies Limited, a Dublin based software company. Mr. Kelly served as Group Vice President, Finance of Warner Chilcott plc from 1995 through September 2000.

         William J. Poll (51), Senior Vice President, Finance, joined Galen when Warner Chilcott was acquired on September 29, 2000. Mr. Poll is responsible for financial reporting and planning for the pharmaceutical business and pharmaceutical trade relations in the United States. Prior to joining Warner Chilcott in 1996, Mr. Poll held the position of Director of Financial Information Services at Warner-Lambert Company.

  B. COMPENSATION

         For details of compensation for our directors for the year ended September 30, 2003, see the information set forth under the headings, "Report of the Remuneration Committee--Breakdown of Remunerations" and "Report of the Remuneration Committee - Audited Information - Directors' emoluments and compensation" on pages 22 and 25, respectively, of our 2003 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference.

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

         The Company is proposing to adopt a new Long Term Incentive Plan, which will be presented to the shareholders at the Annual General Meeting of shareholders in February 2004. The information set forth in the report of the remuneration committee under the heading "Proposed Long Term Incentive Plan" on page 22 of our 2003 Annual Report and Accounts and Appendix I of the Notice of Annual General Meeting, both filed as exhibits to this Form 20-F, are incorporated in this document by reference.

  C. BOARD PRACTICES

     Name of Director       Director Since   Last Elected
-------------------------   --------------   ------------
Roger M. Boissonneault(1)        2000            2001
Michael G. Carter                1998            2003
R. Geoffrey Elliott              1993            2002

Harold A. Ennis                  1996            2003
David Gibbons                    1997            2002
John A. King                     1991            2003

----------
(1) Proposed for re-election in 2004.

         Under our articles of association at each annual general meeting of the shareholders the following directors must retire and may be proposed for re-election to the Board:

         -        each director must retire from office at least every 3 years;
                  and

         - any person whom the directors have appointed either to fill a casual vacancy or as an addition to the existing directors. Any director so appointed holds office only until the next annual general meeting, and is then eligible for reappointment.

         Roger M. Boissonneault has a service agreement with Warner Chilcott, Inc. dated May 4, 2000 (amended on May 20, 2002) which is terminable on 12 months' notice given by either party to the other. Mr. Boissonneault's benefits include bonus, company car, mobile telephone, 401(k) contributions, and health, life and disability insurance. If Warner Chilcott, Inc. terminates the agreement without cause, Mr. Boissonneault will be entitled to a severance payment equal to his base salary over his 12 month notice period payable in equal monthly installments or in a lump sum within 10 days of the termination date. If Warner Chilcott, Inc. terminates the agreement following a change of control of Warner Chilcott, Inc. or the Company or Mr. Boissonneault terminates the agreement for any reason after 60 days following a change of control, he is entitled to receive an amount equal to his then current base salary for a period of 18 months payable in a lump sum plus a payment of 1.5 times his target bonus (defined as 100% of his base salary). In addition, Mr. Boissonneault is entitled to continued participation in Warner Chilcott Inc.'s health and other welfare benefit plans at the company's expense for the applicable 12 or 18 month period. Mr. Boissonneault is also subject to a 12 month non-compete covenant and 12 month non-solicitation of customer and employee covenants. The period of these covenants increases to 18 months in connection with a termination following a change of control. Mr. Boissonneault's base salary for fiscal year 2003 was $726,000. In addition, Mr. Boissonneault is entitled to receive an annual cash bonus with a target of 100% of his base salary.

         R. Geoffrey Elliott has a service agreement with the Company dated July 2, 1997 which is terminable on 12 months notice given by either party to the other. Mr. Elliott's benefits include bonus, company car, pension contribution, permanent health insurance, private health insurance and home telephone charges. The Company may terminate the agreement by making a payment in lieu of notice equivalent to salary and the cost to the Company of providing contractual benefits over the 12 month notice period. The termination payment is payable in equal monthly installments over the 12 month period during which time Mr. Elliott is under a duty to mitigate his loss. In the event that Mr. Elliott obtains any new employment and/or engagement during such 12 month notice period, he shall make full disclosure to the Company and the payment in lieu of notice will be reduced by the amount of remuneration or other benefits received from the new employment and/or engagement. The Company may place Mr. Elliott on garden leave for a period of 6 months in total. On termination of the agreement, Mr. Elliott is subject to a 6 month non-compete covenant, a 6 month non-solicitation of employee covenant and a 3 month non-solicitation of customer covenant. A discretionary cash bonus is payable annually to Mr. Elliott up to a maximum of 100% of his total compensation.

Dr J A. King is employed under two agreements with the Company and Warner Chilcott (Bermuda) Limited. His employment is terminable on 12 months' notice given by either party to the other. His benefits include bonus, pension contribution, permanent health insurance and private health insurance coverage. The Company may terminate the agreement by making a payment in lieu of notice equivalent to salary and the cost to the Company of providing contractual benefits over the 12 month notice period. The termination payment is payable in equal monthly installments over the 12 month period during which time Dr. King is under a duty to mitigate his loss. In the event that Dr. King obtains any new employment and/or engagement during such 12 month notice period, he shall make full disclosure to the Company and the payment in lieu of notice will be reduced by the amount of remuneration or other benefits received from the new employment and/or engagement. The Company may place Dr. King on garden leave for a period of 6 months in total. On termination of the agreement, Dr. King is subject to a 6 month non-compete covenant, a 6 month non-solicitation of employee covenant and a 3 month non-solicitation of customer covenant. Dr. King is entitled to annual salaries of (pound)72,000 and (pound)48,000 from Galen Holdings and Warner Chilcott (Bermuda), respectively. He is also entitled to a bonus and further benefit or remuneration under each agreement at the sole discretion of the relevant board of directors. Dr. King is also entitled to an annual pension contribution under his service agreement with Galen.

         Messrs. Ennis, Gibbons and Carter were appointed to our Board under letters of appointment dated May 22, 1997, May 22, 1997 and March 13, 1998, respectively. The appointment of the non-executives may be terminated at will. Each of these directors is entitled to a fee of approximately $77,000 per annum.

  BOARD COMMITTEES

         Our audit committee and remuneration committee have each operated throughout the year. Our audit committee at present consists of the three independent directors (as defined in the current Nasdaq(R) listing standards), Dr. Carter, Dr. Ennis and Mr. Gibbons. Our audit committee, which is chaired by Dr. Ennis, is required to meet at least four times a year and assists the Board in ensuring that our published financial statements give a true and fair view and in securing reliable internal financial information for management decision-making. It also reviews the suitability and effectiveness of our internal control systems. The committee reviews the findings of the internal and external auditors and key accounting policies and judgments.

         Our remuneration committee consists of three independent directors, Dr. Carter, Dr. Ennis and Mr. Gibbons and is chaired by Mr. Gibbons. The committee is required to meet at least once a year. The primary function of our remuneration committee is to determine remuneration and other terms of employment for the executive directors and senior employees, having regard to performance.

         In setting the remuneration policy, our remuneration committee considers a number of factors including:

         - the basic salaries and benefits available to executive directors and senior employees of comparable companies;

         - the need to attract and retain directors of an appropriate caliber; and

         - the need to ensure executive directors' commitment to the continued success of Galen by means of incentive schemes.

  D. EMPLOYEES

         As of September 30, 2003, Galen had approximately 1,136 employees, an increase of 176 from September 30, 2002, primarily reflecting the expansion of our U.S. sales force by approximately 120 representatives. Subsequent to the sale of PDMS in December 2003, Galen had approximately 897 employees, reflecting the 294 employees that were transferred with the sale of the business and the hiring of approximately 55 additional sales representatives in the United States pursuant to the sales force expansion plans. The employees of our production, stores and engineering departments, located at our facility in Larne, Northern Ireland are covered by a labor agreement that expires July 25, 2005. We believe that our employee relations are satisfactory.

         The number of persons (including executive directors) employed by us at the end of each of the last three fiscal years were:

         2001                   2002                   2003
---------------------  ---------------------  ---------------------
U.K. AND               U.K. AND               U.K. AND
REP. OF                REP. OF                REP. OF
IRELAND   U.S.  TOTAL  IRELAND   U.S.  TOTAL  IRELAND   U.S.  TOTAL
--------  ----  -----  --------  ----  -----  --------  ----  -----
 1,113    695   1,808    662     298    960     692     444   1,136
 =====    ===   =====    ===     ===    ===     ===     ===   =====

  E. SHARE OWNERSHIP

         For a description of our directors' share ownership in Galen and of share options held by them, see the information set forth under the headings, "Directors' report for the year ended 30 September 2003--Directors' interests in shares of the company" and "Directors' report for the year ended 30 September 2003--Interests in share options" on pages 17 and 26, respectively, of our 2003 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference. Our share option plans are described under "Note 14 -- Stock Compensation Plans" in our consolidated financial statements contained under the heading, "Item 18. Financial Statements" in this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

  A. MAJOR SHAREHOLDERS

         Please see "Substantial shareholdings" on page 17 of our 2003 Annual Report and Accounts filed as an exhibit to this Form 20-F and incorporated in this document by reference for information about our major shareholders.

         On September 30, 2003, we had 188,209,895 ordinary shares outstanding. The total number of Galen ADSs outstanding was 3,464,633 representing underlying ownership of 13,858,532 ordinary shares, approximately 7% of our outstanding share capital. To our knowledge, as of September 30, 2003, the portion of our outstanding shares held in the United States was approximately 12% and the number of record holders in the United States was approximately 75.

         The following chart shows significant changes in the percentage ownership by our major shareholders during the past three years, including the date of sale and the percentage of outstanding ordinary shares held after each sale.

                                     PERCENTAGE
                 DATE OF CHANGE IN   HELD UPON
                      HOLDING           SALE
                 -----------------   ----------
Allen J. McClay    December 2000             24%
                       July 2001             20%
                        May 2002             10%
                   November 2002              9%
                   December 2003              6%

John A. King       December 2000             12%
                       July 2001              9%

  B. RELATED PARTY TRANSACTIONS

         In December 2001, we sold our Chemical Synthesis Services business to companies controlled by Dr. Allen McClay, a founder, former President and Director of Galen. As part of the transaction, Alan Armstrong, then President of Galen's Pharmaceutical Services division, resigned from his positions with Galen. In May 2002, we sold our Clinical Trials Services business to companies controlled by Dr. McClay. In August 2002, we sold our Interactive Clinical Technologies business to a company controlled by Dr. McClay. We received a total of $235 million in consideration for the sale of these businesses. See "Item 10. ADDITIONAL INFORMATION - Material Contracts."

         In December 2003, we sold our Pharmaceutical Development and Manufacturing Services business ("PDMS"), which formed part of our contract manufacturing business, to a company controlled by Dr. Allen McClay, a founder, former President and Director of Galen. For the years ended September 30, 2003 and 2002, PDMS earned revenue of $17.8 million and $17.1 million, respectively. As part of the agreement, PDMS will enter into a supply agreement with Galen to continue to manufacture, supply and distribute a number of our products for the U.K and Irish markets. We received a cash consideration of (pound)20 million ($34 million) for the sale of this business. See "Item 10. Additional Information - Material Contracts."

         At December 22, 2003 Elan Corporation plc ("Elan") and its subsidiaries held 3.8% of Galen's share capital. Mr. Thomas G. Lynch, Executive Vice Chairman of the Board of Directors of Elan, served on Galen's Board as a non-executive director until February 13, 2002. Warner Chilcott recorded administrative and support fees charged by Elan of $237,000 in the year ended December 31, 1999 and $158,000 in the nine months ended September 30, 2000. No fees were incurred in fiscal 2001, 2002 or 2003.

         In March 1999, Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. The agreement was terminated in September 2002 by mutual agreement. Royalty payments received from Elan during the years ended September 30, 2001 and September 30, 2002 amounted to $2.5 million and $1.7 million, respectively. Under the terms of the termination, Elan paid $1.5 million to Warner Chilcott.

         Boron-LePore Group, Inc. has provided a range of services to Warner Chilcott including providing contract sales personnel, recruitment of sales representatives, certain sample data record keeping and meeting planning services. Mr. Roger M. Boissonneault, Galen's Chief Executive Officer, served on the Board of Boron-LePore until June 24, 2002, when Boron-Lepore was acquired by Cardinal. During the years ended September 30, 2001 and 2002, Boron-Lepore provided meeting and planning services to Warner Chilcott for fees of $591,000 and $1,916,000, respectively.

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

         Sarafem(R)

         Lilly initiated legal proceedings in 2002 against Teva Pharmaceuticals ("Teva") for patent infringement. These proceedings were initiated in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem(R). Since acquiring the U.S. sales and marketing rights for Sarafem(R) from Lilly in January 2003, Galen has continued to pursue these claims vigorously.

         The suit asserts that the commercial manufacture, use, sale or offer to sell in the United States, or importation into the United States of Teva's generic product would infringe the patent-in-suit. Teva contends that the patent-in-suit is invalid, unenforceable or would not be infringed by Teva's commercial manufacture, use, sale or offer to sell in the United States, or importation into the United States of Teva generic products. Lilly is entitled to a 30-month statutory bar to the FDA's approval of Teva's generic version of Sarafem(R). The 30-month stay will expire in August 2004. However, if before the expiration of the 30-month period the court decides that the patent-in-suit is invalid or not infringed, Teva's FDA approval will be made effective on the date of the court's decision. Thus, an unfavorable decision by the district court against Galen would shorten the 30-month period.

         The bench trial in this case took place in November 2003. After the exchange of post-trial briefs and responses in January 2004, the case will be decided. We cannot assure you when the case will be decided or whether the patent will be ultimately held valid, enforceable or infringed. In the event the patent-in-suit is found valid and infringed, an injunction would be available until at least November 2007. An adverse outcome in this proceeding would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem(R) would likely drastically reduce sales of Sarafem(R).

  SETTLEMENT WITH BARR LABORATORIES

         Galen has signed a letter of intent with Barr giving Barr an opportunity to acquire from Galen an exclusive license in the United States and Canada to market, distribute and sell the currently marketed Loestrin(R) and Minestrin(R) oral contraceptives products in connection with the settlement of the patent infringement litigation against Barr relating to Estrostep(R) and femhrt(R). The settlement would also allow Barr to launch generic versions of Estrostep(R) and femhrt(R) six months prior to patent expiry in 2008 and 2010, respectively. Under the terms of a separate letter of intent, Barr would grant to Galen an option to acquire an exclusive license for Barr's generic version of our currently marketed Ovcon(R) 35 oral contraceptive. These transactions are subject to negotiation of definitive agreements, completion of due diligence and other conditions, including antitrust review by the U.S. Federal Trade Commission.

         On December 16, 2003, Galen received a letter from the Federal Trade Commission's (FTC) Bureau of Competition requesting voluntary disclosure of certain information concerning Barr's proposed acquisition of the U.S. and Canadian rights to Galen's Loestrin(R) and Loestrin(R) FE oral contraceptive products and the proposed settlement of pending patent litigation between Barr and Galen. The letter also requests information concerning the proposed option for Galen to acquire an exclusive license to Barr's generic version of Galen's Ovcon(R) 35 oral contraceptive. Galen intends to cooperate fully with the request. We are currently unable to determine the impact, if any, that the FTC's request would have on the closing of the proposed transactions.

  DIVIDEND DISTRIBUTION POLICY

         We have paid total dividends of $9,241,000, $7,352,000 and $5,012,000 in each of our fiscal years ended September 30, 2003, 2002 and 2001 based on U.K. GAAP earnings. The dividends are payable in pounds sterling. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors. Unrestricted retained earnings available for payment of dividends under U.K. GAAP at September 30, 2003 were $159,134,000.

ITEM 9. THE OFFER AND LISTING.

         The only applicable items are Items 9.A.4 and 9.C.

  A.4. MARKET PRICE INFORMATION

         We completed our initial public offering of shares in July 1997 when we listed our ordinary shares on the London Stock Exchange. Our ordinary shares, represented by American Depositary Shares, or ADS, have been listed on the NASDAQ(R) National Market under the Symbol "GALN" since September 29, 2000, the date that the scheme of arrangement by means of which we acquired Warner Chilcott, was declared effective. Each Galen ADS currently represents underlying ownership of four ordinary shares of Galen.

         (a) Annual high and low market prices for the last five full financial years:

              NASDAQ                 LONDON STOCK EXCHANGE
      ----------------------   --------------------------------
      Price Per ADS (U.S. $)   Price per Ordinary Share (pence)
         HIGH        LOW            HIGH               LOW
      ----------  ----------   ---------------   --------------
2003    50.00       19.31          752.00            300.00
2002    45.75       16.54          787.00            264.10
2001    57.69       28.15          977.00            495.00
2000       --          --          975.00            505.00
1999       --          --          577.50            337.50

         (b) Quarterly high and low market prices for the two most recent full financial years:

                             NASDAQ                 LONDON STOCK EXCHANGE
                     ----------------------   --------------------------------
                     Price Per ADS (U.S. $)   Price per Ordinary Share (pence)
                        HIGH        LOW            HIGH              LOW
                     ---------   ----------   ---------------   --------------
FISCAL YEAR 2003
    First Quarter      35.29       22.30          550.00            355.00
    Second Quarter     33.25       19.31          510.00            300.00
    Third Quarter      44.30       25.58          610.22            399.80
    Fourth Quarter     50.00       34.08          752.00            514.75

FISCAL YEAR 2002
    First Quarter      45.75       37.25          787.00            625.50
    Second Quarter     41.13       32.25          725.00            563.49
    Third Quarter      36.15       26.34          630.00            420.00
    Fourth Quarter     28.77       16.54          475.00            264.10

         (c) Monthly high and low market prices for the most recent six months and for the last practicable date prior to the date of the filing of this annual report:

                             NASDAQ                 LONDON STOCK EXCHANGE
                     ----------------------   --------------------------------
                     Price Per ADS (U.S. $)   Price per Ordinary Share (pence)
                        HIGH        LOW            HIGH              LOW
                     ---------   ----------   ---------------   --------------
 December 22, 2003     53.00       51.81          752.50            740.00
 November 2003         53.70       47.81          795.00            713.00
 October 2003          52.02       43.05          756.00            662.00
 September 2003        47.82       37.95          709.00            594.00
 August 2003           41.36       37.05          648.50            562.50
 July 2003             50.00       34.08          752.00            514.75
 June 2003             41.30       33.65          610.22            515.00

C. MARKETS ON WHICH OUR ORDINARY SHARES TRADE

         Our ordinary shares are listed on the London Stock Exchange and on the Irish Stock Exchange under the symbol "GAL." American Depositary Shares, each representing four of our ordinary shares, have been listed on the NASDAQ(R) National Market under the Symbol "GALN" since September 29, 2000.

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

  C. MATERIAL CONTRACTS

         For a description of our material employment agreements, please see the information set forth under the heading "Item 6. Directors, Senior Management and Employees--Board Practices."

         The following is a description of contracts that have been entered into by us and/or our subsidiaries since September 30, 2001 and are or may be material to our business:

- A Business Purchase Agreement, among Galen and Alhow Laboratories Limited, and a share purchase agreement, among Galen and Almac Sciences Limited, both dated January 7, 2002, for the sale of the Chemical Synthesis Services business for $36 million. Alhow Laboratories Limited and Almac Sciences Limited were each controlled by Dr. Allen McClay at the time of sale. As part of this transaction, Galen agreed to indemnify the buyer against certain claims arising in relation to the business in the period prior to closing of the sale, subject to certain limitations. Galen also provided certain warranties in both agreements, and any claims brought under these warranties will be subject to a de minimis threshold and will be capped at the purchase price. In addition, Galen entered into certain non-compete provisions.

- A Share Purchase Agreement dated May 8, 2002 among Galen holdings PLC and Clinical Trial Services Inc. and a share purchase agreement dated May 8, 2002 among Galen holdings PLC, Clinical Trial Services Limited and Clinical Trial Services (US) Inc. for the sale of the Clinical Trial Services business to companies controlled by Dr. Allen McClay for approximately $183 million. As part of this transaction, Galen provided certain warranties and indemnities in a form which is usual for a transaction of this nature. The time limit in respect of which many warranty claims can be made is eighteen months from closing (save for tax warranties which expire on the seventh anniversary closing). Claims brought under these warranties will be capped at the purchase price. In addition, Galen entered into certain non-compete provisions.

- A Stock and Asset Purchase Agreement dated August 22, 2002 between ICTI Acquisition, Inc. ("ICTI") and Galen for the sale of Interactive Clinical Technologies, Inc. to a company controlled by Dr. Allen McClay, for $16 million. This agreement contains a non-compete undertaking from Galen which expires three years from the closing date (August 22, 2002).

- An Assignment, Transfer and Assumption Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Lilly relating to the acquisition of the U.S. sales and marketing rights to Sarafem(R) for $295 million. Under the agreement, the assets transferred or licensed by Lilly to Galen (Chemicals) Limited include: (i) the assignment of certain trademarks and trade dress relating to Sarafem(R), including the name Sarafem(R), and all of the marketing materials, transferable books and records, copyrights and Internet domain names relating to the product and (ii) a non-exclusive license to the use of patent, technology and certain trademarks and trade dress related to the product in the United States. On or after the second anniversary of the closing date, or earlier if Lilly decides to further license or itself practice the licensed patent, Galen (Chemicals) Limited will have the option to convert the non-exclusive license to an exclusive license by paying Lilly an additional $10,000,000. In addition to the foregoing, Lilly will co-promote Sarafem(R) in the United States until September 30, 2003, unless such arrangement is sooner terminated by Lilly.

- A Manufacturing Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Lilly relating to the supply of Sarafem(R)for 3 years.

- A Purchase and Sale Agreement, dated March 5, 2003, between Galen and Pfizer to acquire Estrostep(R)and Loestrin(R)for approximately $197 million. Further contingent cash consideration of up to a maximum of $55.4 million will become payable by Galen to Pfizer in the event that Estrostep(R)retains market exclusivity during the life of its patent. The agreement also grants Galen a right of first refusal to purchase Pfizer's manufacturing facility in Fajardo, Puerto Rico. This right will be exercisable until March 27, 2008. The agreement also contains representations, warranties and indemnities that are usual and customary to agreements of this type.

- A Purchase and Sale Agreement, dated March 5, 2003, between Galen and Pfizer to acquire femhrt(R)for approximately $162 million. Further contingent cash consideration of up to a maximum of $69.6 million will become payable by Galen to Pfizer in the event that femhrt(R)retains market exclusivity during the life of its patent. The agreement also contains representations, warranties and indemnities that are usual and customary to agreements of this type.

- A Credit Agreement dated March 5, 2003, between Galen (Chemicals) Limited and The Governor and Company of the Bank of Ireland, relating to a US$450,000,000 credit facility.

- A Manufacturing Agreement dated September 24, 1997, between Duramed Pharmaceuticals, Inc. and Warner-Lambert Company, which was assigned to Galen on April 17 2003, relating to the supply of femhrt(R)until 2007, plus two additional one year terms.

- A Transitional Supply Agreement dated March 27, 2003, between Galen and Pfizer relating to the supply of Estrostep(R)and Loestrin(R)for 5 years.

- A Co-promotion Agreement, dated April 1, 2003, between Galen and Bristol-Myers for Dovonex(R)in the United States. Under the agreement, Galen is compensated by Bristol-Myers based on an agreed formula relating to the sales levels of Dovonex(R). The term of the agreement is until December 31, 2007 or until the option (described below) is exercised, whichever is earlier.

- An Option Agreement, dated April 1, 2003, between Galen and Bristol-Myers whereby Galen has an option to purchase Bristol-Myers's U.S. rights to Dovonex(R)under pre-negotiated terms in January 2005 or January 2006 for a purchase price of $250 or $200 million, respectively, plus a royalty, on net sales of Dovonex(R)until the end of 2007, of 10% or 5%, respectively; however, Bristol-Myers can refuse to consummate the sale of its rights to Dovonex(R)prior to January 2006. If Galen exercises its option after August 1, 2004 but on or prior to August 1, 2005, Bristol-Myers is obliged to conclude the purchase transaction in January 2006.

- A Master Agreement, dated April 1, 2003, between Galen and LEO Pharma governing certain aspects of the relationship between Galen and LEO relating to Dovonex(R)and Dovobet(R). Under the terms of the Master Agreement, Galen will pay LEO Pharma a final milestone payment of $40 million at the time Dovobet(R)receives final FDA approval.

- A Development Agreement, dated April 1, 2003, between Galen and LEO Pharma relating to the development of Dovobet(R).

- A Business Purchase Agreement, dated December 2, 2003, between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited ("PDMS") for the sale and purchase of the U.K. pharmaceutical development and manufacturing services business and certain assets of Galen Limited, a subsidiary of Galen Holdings PLC. Under terms of the agreement, total cash consideration was(pound)20 million ($34 million).

- A Manufacturing, Packaging, Labelling, Testing QP Release, Storage & Despatch Agreement, dated December 2, 2003, between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited ("PDMS"). Under the terms of the agreement, PDMS will continue to manufacture, supply, and distribute a number of Galen's products for the U.K. and Irish market.

D. EXCHANGE CONTROLS

         There are currently no U.K. laws or regulations that restrict the import or export of capital or the remittance of dividends or interest to non-resident holders of our securities. Unrestricted retained earnings available for payment of dividends as determined under U.K. GAAP at September 30, 2003 were $159,134,000.

E. TAXATION

         The following is a general description of the principal U.S. federal income tax consequences and certain U.K. tax consequences of the purchase, ownership and disposition of Galen ordinary shares and Galen ADSs. This description is for general information purposes only and is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations of the Code) and the United Kingdom, and the income tax convention between the United States and the United Kingdom, all as in effect on the date of this annual report and all of which are subject to change, possibly retroactively. On March 31, 2003, representatives of the United Kingdom and United States exchanged instruments of ratification for a new income tax convention, which we refer to as the New Treaty. The provisions of the New Treaty have the force and effect of law from various dates, but in respect of withholding taxes on dividends apply from May 1, 2003. As discussed below, investors are no longer entitled to claim a special foreign tax credit in respect of dividends that were available under the terms of the prior treaty, which we refer to as the Old Treaty, except for a limited period of time during which investors may elect to apply the entirety of the Old Treaty in preference to the New Treaty.

         The discussion set forth below is applicable to U.S. holders:

           - who will hold Galen ordinary shares or Galen ADSs as a capital asset;

           - who are residents of the United States for purposes of the New Treaty;

           - whose Galen ordinary shares or Galen ADSs are not, for purposes of the New Treaty, effectively connected with a permanent establishment in the United Kingdom; and

           -        who otherwise qualify for the full benefits of the New
Treaty.

         The tax treatment of a holder of Galen ordinary shares or Galen ADSs may vary depending upon his or her particular situation and this discussion does not address the tax treatment of holders subject to special treatment under the U.S. federal income tax law.

         The U.K. Inland Revenue treats U.S. holders of ADSs as the owner of the underlying ordinary shares for the purpose of the taxation of dividend payments under both the New Treaty and the Old Treaty. U.S. holders of Galen ADSs are also treated as the owners of the underlying shares for the purposes of the Code.

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

UNITED KINGDOM STAMP DUTY AND STAMP DUTY RESERVE TAX

         U.K. stamp duty is payable in respect of certain documents and U.K. stamp duty reserve tax ("SDRT") is imposed in respect of certain transactions in securities. Transfers of Galen ordinary shares will be subject to ad valorem stamp duty at the rate of 0.5% (rounded up to the nearest (pound)5) of the full consideration given irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer. Where such ordinary shares are later transferred to the depositary's nominee, further stamp duty or SDRT will normally be payable at the rate of 1.5% of the open market value of the ordinary shares at the time of the transfer. However, where ordinary shares being acquired are transferred direct to the depositary's nominee, the only charge will generally be the higher of 1.5% of the price payable for the ordinary shares so acquired. There is generally no ad valorem stamp duty on a gift or on an instrument of transfer that is neither a sale nor made in contemplation of a sale. In those cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of (pound)5 per instrument of transfer will be payable.

         An agreement to transfer Galen ordinary shares or any interest therein (but not an agreement to transfer an interest in an ADS) for money or money's worth will normally give rise to a charge to SDRT at a rate of 0.5% of the amount or value of the consideration given.

         No U.K. stamp duty or SDRT will be payable on the transfer of or agreement to transfer an ADS or beneficial ownership of an ADS so long as the instrument of transfer and/or written agreement to transfer is executed and remains at all times outside the United Kingdom and so long as any instrument of transfer and/or written agreement to transfer is not executed in the United Kingdom and the transfer does not relate to any matter or thing done or to be done in the United Kingdom. In any other case, the transfer of or agreement to transfer an ADS or beneficial ownership of an ADS could depending on all the circumstances of the transfer give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty on the transfer of stock or marketable securities that would include the ordinary shares and ADSs is 0.5% of the value of the consideration.

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

         The amount of any dividend paid in pounds sterling will equal the U.S. dollar value of the pounds sterling received calculated by reference to the exchange rate in effect on the date you receive the dividend, in the case of Galen ordinary shares or on the date of receipt by the depositary, in the case of Galen ADSs, regardless of whether the pounds sterling are converted into U.S. dollars on this date. If the pounds sterling received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the pounds sterling equal to their U.S. dollar value on the date of receipt. Generally, any gain or loss realized on a subsequent conversion or other disposition of the pounds sterling will be treated as ordinary income or loss.

         With respect to U.S. holders who are individuals, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information program. United States Treasury Department guidance indicates that the United Kingdom is a country with which the United States has a treaty in force that meets these requirements, and Galen believes it is eligible for the benefits of that treaty. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of Galen's ADSs. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

SPECIAL FOREIGN TAX CREDIT BENEFITS UNDER OLD TREATY

         Investors who qualified for benefits under the Old Treaty were eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that they received on the Galen ordinary shares or Galen ADSs, so long as they made an election to include in their income, as an additional notional dividend, an amount equal to the tax credit.

         This foreign tax credit benefit is not available under the New Treaty, and thus generally is unavailable with respect to dividends paid after May 1, 2003. However, the New Treaty provides for an election pursuant to which persons eligible for the benefits of the Old Treaty may elect to apply the Old Treaty in its entirety, in lieu of the New Treaty, for an optional 12-month extension period. Thus, if an investor were to elect the application of the Old Treaty, that investor could obtain the special foreign tax credit benefit described above with respect to any dividends received on the Galen ordinary shares or Galen ADSs prior to May 1, 2004. Investors should consult their own tax advisers regarding their potential eligibility for this foreign tax credit benefit, as well as the procedure for electing the application of the Old Treaty and for including in income the additional notional dividend described above. Investors should be aware that such an election will mean the Old Treaty applies in its entirety during the transitional period, and not just to particular dividends.

SALE OR EXCHANGE

         Upon a sale or exchange of Galen ordinary shares or Galen ADSs, you will generally recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or exchange and the adjusted tax basis in your hands of the Galen ordinary shares or Galen ADSs. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if you have held the Galen ordinary shares or Galen ADSs for more than one year. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

         Gain or loss recognized by a U.S. holder on the sale or exchange of Galen ordinary shares or Galen ADSs generally would be treated as United States-source gain or loss for U.S. foreign tax credit purposes.

         A non-corporate U.S. holder who is not resident or ordinarily resident for U.K. tax purposes in the United Kingdom will not be liable for U.K. taxation on capital gains realized or accrued on the sale or other disposals of Galen ordinary shares or ADSs unless the U.S. holder (i) carries on a trade or profession or vocation in the United Kingdom through a branch or agency and such Galen ordinary shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession or vocation; or (ii) is an individual who has, after March 16, 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and also disposes of Galen ordinary shares or ADSs during that period.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Galen is exposed is interest rates on debt.

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

         Based on variable rate debt levels of $295 million and $0.8 million as of September 30, 2003 and 2002, respectively, a 1% change in interest rates would impact net interest expense by approximately $3 million and nil for the year ended September 30, 2003 and 2002, respectively. Fixed rate debt outstanding has been excluded from the above interest sensitivity analysis.

  INFLATION

         Inflation had no material impact on our operations during the years ended September 30, 2003, 2002 and 2001.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

   None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS.

   None.

ITEM 15. CONTROLS AND PROCEDURES

   (a) Evaluation of Disclosure Controls and Procedures. Galen's management, with the participation of Galen's chief executive officer and chief financial officer, have evaluated the effectiveness of the design and operation of Galen's disclosure controls and procedures (as defined in Exchange Act Rule 13a - 15(e)) as of the end of the fiscal year. Based on that evaluation, the chief executive officer and chief financial officer have concluded that Galen's disclosure controls and procedures are effective to ensure that information required to be disclosed by Galen relating to Galen and its consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this annual report was prepared, in order to allow timely decisions regarding disclosure.

   (b) Internal Controls Over Financial Reporting. Galen's management, with the participation of Galen's chief executive officer and chief financial officer, also conducted an evaluation of the internal control over financial reporting to determine whether any changes occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Galen's internal control over financial reporting. Based on that evaluation, there has been no such change during the period covered by this report.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

         The Board of Directors has determined that Dr. Harold Ennis is the financial expert serving on its Audit Committee.

ITEM 16B. CODE OF ETHICS.

         We have adopted a code of ethics applicable to our employees, including our directors and senior management. A copy of the code of ethics is posted on Galen's website, www.galenplc.com. The information on this website is not incorporated by reference in this annual report.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
Report of the Independent Accountants...................................................          51

Consolidated Balance Sheets as of September 30, 2003 and 2002...........................          52

Consolidated Statements of Operations for the Three Years Ended
     September 30, 2003.................................................................          53

Consolidated Statements of Shareholders' Equity for the
     Three Years ended September 30, 2003...............................................          54

Consolidated Statements of Comprehensive Income for the
     Three Years Ended September 30, 2003...............................................          55

Consolidated Statements of Cash Flows for the Three Years Ended
     September 30, 2003.................................................................          56

Notes to the Consolidated Financial Statements..........................................          57

Financial Statement Schedule:

     Valuation and Qualifying Accounts..................................................          81

                      REPORT OF THE INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Galen Holdings PLC.

         In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Galen Holdings PLC and its subsidiaries at September 30, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                            PricewaterhouseCoopers LLP

Belfast
Northern Ireland
December 22, 2003

                               GALEN HOLDINGS PLC
                           CONSOLIDATED BALANCE SHEETS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                                                SEPTEMBER 30,
                                                                                        ----------------------------
                                                                                           2003             2002
                                                                                        -----------      -----------
ASSETS
     Current Assets:
        Cash and cash equivalents                                                       $    89,073      $   313,012
        Accounts receivable, net                                                             38,042           32,869
        Inventories                                                                          32,808           26,902
        Deferred tax asset                                                                       --            7,718
        Prepaid expense and other current assets                                              6,808            4,397
                                                                                        -----------      -----------
           Total current assets                                                             166,731          384,898
                                                                                        -----------      -----------
     Property, plant and equipment, net                                                      64,594           63,394
     Intangible assets, net                                                               1,109,106          381,731
     Goodwill, net                                                                          224,934          242,208
                                                                                        -----------      -----------
           Total assets                                                                 $ 1,565,365      $ 1,072,231
                                                                                        ===========      ===========
LIABILITIES
     Current Liabilities:
        Accounts payable                                                                $    19,592      $    14,007
        Accrued and other current liabilities                                                70,848           44,053
        Current installments of long-term debt                                              103,088              616
        Current installments of obligations under capital leases                                233              392
        Income taxes                                                                         17,442           11,052
                                                                                        -----------      -----------
           Total current liabilities                                                        211,203           70,120
                                                                                        -----------      -----------
      Other Liabilities:
         Long-term debt, excluding current installments                                     239,065           50,729
         Long-term obligations under capital leases, excluding current installments               3              224
         Deferred income taxes                                                              112,038           35,962
         Other non-current liabilities                                                        5,931            6,189
                                                                                        -----------      -----------
            Total liabilities                                                               568,240          163,224
                                                                                        -----------      -----------
SHAREHOLDERS' EQUITY
     Ordinary shares, par value L 0.10 per share; 250,000,000 (2002:
        250,000,000) shares authorized, 188,209,895 shares issued and outstanding at September 30, 2003, and 187,805,263 shares issued and
        outstanding at September 30, 2002                                                    30,046           29,981
     Additional paid-in capital                                                             676,528          677,417
     Retained earnings                                                                      278,720          191,806
     Treasury stock                                                                         (23,638)         (23,893)
     Accumulated other comprehensive income                                                  35,469           33,696
                                                                                        -----------      -----------
        Total shareholders' equity                                                          997,125          909,007
                                                                                        -----------      -----------
        Total liabilities and shareholders' equity                                      $ 1,565,365      $ 1,072,231
                                                                                        ===========      ===========

           See accompanying notes to consolidated financial statements

                               GALEN HOLDINGS PLC
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                                                    YEAR ENDED SEPTEMBER 30,
                                                                      ----------------------------------------------------
                                                                           2003               2002               2001
                                                                      --------------     --------------     --------------
REVENUES
     Products                                                         $      432,262     $      235,221     $      183,822
                                                                      --------------     --------------     --------------
OPERATING EXPENSES
     Cost of sales (excluding depreciation shown below)                       72,656             51,550             44,243
     Selling, general and administrative                                     135,875             64,530             64,760
     Research and development                                                 28,685             19,783             13,694
     Depreciation                                                              6,844              5,323              4,303
     Amortization                                                             42,323             19,497             26,185
                                                                      --------------     --------------     --------------
        Total operating expenses                                             286,383            160,683            153,185
                                                                      --------------     --------------     --------------
OPERATING INCOME                                                             145,879             74,538             30,637
                                                                      --------------     --------------     --------------
OTHER INCOME (EXPENSE)
     Interest income                                                           3,188             10,816              6,319
     Interest expense                                                        (11,252)           (29,652)           (22,360)
                                                                      --------------     --------------     --------------
        Total other income (expense)                                          (8,064)           (18,836)           (16,041)
                                                                      --------------     --------------     --------------
INCOME BEFORE TAXES                                                          137,815             55,702             14,596
                                                                      --------------     --------------     --------------
Provision for income taxes                                                    41,660             18,654              6,011
                                                                      --------------     --------------     --------------
INCOME FROM CONTINUING OPERATIONS                                             96,155             37,048              8,585
                                                                      --------------     --------------     --------------
DISCONTINUED OPERATIONS
      Income from discontinued operations (net of tax
            charge of $2,213; 2001: $3,666)                                        -              7,037              7,841
      Gain on disposal of discontinued operations
            (net of tax charge of $3,893)                                          -            101,091                  -
                                                                      --------------     --------------     --------------
NET INCOME                                                            $       96,155     $      145,176     $       16,426
                                                                      --------------     --------------     --------------
BASIC AND DILUTED NET INCOME PER ORDINARY SHARE:
        - continuing operations                                       $         0.52     $         0.20     $         0.05
        - earnings from discontinued operations                                    -               0.04               0.05
        - gain on disposal of discontinued operations                              -               0.54                  -
                                                                      --------------     --------------     --------------
               Basic and diluted net income per ordinary share        $         0.52     $         0.78     $         0.10
                                                                      ==============     ==============     ==============
BASIC NET INCOME PER ADS:
        - continuing operations                                       $         2.10     $         0.80     $         0.21
        - earnings from discontinued operations                                    -               0.15               0.20
        - gain on disposal of discontinued operations                              -               2.18                  -
                                                                      --------------     --------------     --------------
               Basic net income per ADS                               $         2.10     $         3.13     $         0.41
                                                                      --------------     --------------     --------------
DILUTED NET INCOME PER ADS:
        - continuing operations                                       $         2.08     $         0.80     $         0.21
        - earnings from discontinued operations                                    -               0.15               0.19
        - gain on disposal of discontinued operations                              -               2.17                  -
                                                                      --------------     --------------     --------------
               Diluted net income per ADS                             $         2.08     $         3.12     $         0.40
                                                                      --------------     --------------     --------------
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
     Basic                                                               183,574,057        185,244,963        161,354,740
                                                                      --------------     --------------     --------------
     Diluted                                                             184,504,240        186,330,634        164,160,276
                                                                      --------------     --------------     --------------
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
     Basic                                                                45,893,514         46,311,241         40,338,685
                                                                      --------------     --------------     --------------
     Diluted                                                              46,126,060         46,582,659         41,040,069
                                                                      ==============     ==============     ==============

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                                             NUMBER OF
                                                            EQUIVALENT
                                                               ADSs
                                             NUMBER OF    (REPRESENTING                    ADDITIONAL
                                             ORDINARY     FOUR ORDINARY       SHARE          PAID-IN
                                              SHARES         SHARES)         CAPITAL         CAPITAL
                                            -----------   -------------   -------------   -------------
BALANCE AT SEPTEMBER 30, 2000               158,965,206    39,741,302     $      25,498   $     399,656
     Net income                                       -             -                 -               -
     Dividends declared - $0.13 per ADS               -             -                 -               -
     Shares issued net of costs              30,346,092     7,586,523             4,404         269,081
     Exchange difference                              -             -                 -               -
     Treasury stock disposals                         -             -                 -            (506)
     Stock compensation expense                       -             -                 -           4,913
                                            -----------    ----------     -------------   -------------
BALANCE AT SEPTEMBER 30, 2001               189,311,298    47,327,825            29,902         673,144
     Net income                                       -             -                 -               -
     Dividends declared - $0.16 per ADS               -             -                 -               -
     Shares issued net of costs                 543,965       135,991                79           3,973
     Shares repurchased                      (2,050,000)     (512,500)                -               -
     Exchange difference                              -             -                 -               -
     Treasury stock disposals                         -             -                 -             (29)
     Stock compensation expense                       -             -                 -             329
                                            -----------    ----------     -------------   -------------
BALANCE AT SEPTEMBER 30, 2002               187,805,263    46,951,316            29,981         677,417
     Net income                                       -             -                 -               -
     Dividends declared - $0.21 per ADS               -             -                 -               -
     Shares issued net of costs                 404,632       101,158                65             470
     Exchange difference                              -             -                 -               -
     Treasury stock disposals                         -             -                 -            (255)
     Stock compensation expense                       -             -                 -          (1,104)
                                            -----------    ----------     -------------   -------------
BALANCE AT SEPTEMBER 30, 2003               188,209,895    47,052,474     $      30,046   $     676,528
                                            ===========    ==========     =============   =============
                                                                               ACCUMU-
                                                                             LATED OTHER
                                                                               COMPRE-
                                                                               HENSIVE
                                               RETAINED       TREASURY         INCOME
                                               EARNINGS        STOCK            (LOSS)          TOTAL
                                            -------------   -------------   -------------   -------------
BALANCE AT SEPTEMBER 30, 2000               $      42,568   $     (11,950)  $     (11,503)  $     444,269
     Net income                                    16,426               -               -          16,426
     Dividends declared - $0.13 per ADS            (5,012)              -               -          (5,012)
     Shares issued net of costs                         -               -               -         273,485
     Exchange difference                                -               -           4,102           4,102
     Treasury stock disposals                           -             506               -               0
     Stock compensation expense                         -               -               -           4,913
                                            -------------   -------------   -------------   -------------
BALANCE AT SEPTEMBER 30, 2001                      53,982         (11,444)         (7,401)        738,183
     Net income                                   145,176               -               -         145,176
     Dividends declared - $0.16 per ADS            (7,352)              -               -          (7,352)
     Shares issued net of costs                         -               -               -           4,052
     Shares repurchased                                 -         (12,478)              -         (12,478)
     Exchange difference                                -               -          41,097          41,097
     Treasury stock disposals                           -              29               -               0
     Stock compensation expense                         -               -               -             329
                                            -------------   -------------   -------------   -------------
BALANCE AT SEPTEMBER 30, 2002                     191,806         (23,893)         33,696         909,007
     Net income                                    96,155               -               -          96,155
     Dividends declared - $0.21 per ADS            (9,241)              -               -          (9,241)
     Shares issued net of costs                         -               -               -             535
     Exchange difference                                -               -           1,773           1,773
     Treasury stock disposals                                         255               -               -
     Stock compensation expense                         -               -               -          (1,104)
                                            -------------   -------------   -------------   -------------
BALANCE AT SEPTEMBER 30, 2003               $     278,720   $     (23,638)  $      35,469   $     997,125
                                            =============   =============   =============   =============

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                  YEARS ENDED SEPTEMBER 30,
                                                                      -------------------------------------------------
                                                                           2003              2002              2001
                                                                      -------------     -------------     -------------
NET INCOME                                                            $      96,155     $     145,176     $      16,426
                                                                      -------------     -------------     -------------
   Other comprehensive income:
      Foreign currency translation adjustment                                 1,773            41,097             4,102
                                                                      -------------     -------------     -------------
         Other comprehensive income                                           1,773            41,097             4,102
                                                                      -------------     -------------     -------------
COMPREHENSIVE INCOME                                                  $      97,928     $     186,273     $      20,528
                                                                      =============     =============     =============

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                                             YEARS ENDED SEPTEMBER 30,
                                                                                   ------------------------------------------
                                                                                       2003           2002           2001
                                                                                   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                      $     96,155   $    145,176   $     16,426
   Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation                                                                     6,844          8,751          8,902
         Amortization                                                                    42,323         19,497         27,269
         Profit on sale of businesses                                                         -       (104,984)             -
         Loss on sale of assets                                                             240              -             37
         Amortization of government grants                                               (1,135)        (1,576)        (2,016)
         Loan notes premium adjustment                                                     (265)        (3,723)             -
         Stock compensation expense                                                      (1,301)           323          4,913
         Minority interest                                                                    -             47            177
         Changes in assets and liabilities:
            Increase in accounts receivable, prepaid expense and other assets            (7,584)       (12,859)        (8,387)
            Increase in inventories                                                      (5,906)        (3,005)        (2,098)
            Increase in accounts payable, accrued liabilities and
               other liabilities                                                         24,851          4,535         10,389
         Income taxes                                                                    10,528         19,357          2,572
         Foreign exchange (loss) / gain                                                    (673)         1,839         (5,271)
                                                                                   ------------   ------------   ------------
               Net cash provided by operating activities                                164,077         73,378         52,913
                                                                                   ------------   ------------   ------------
CASH  FLOWS FROM INVESTING ACTIVITIES:
   Purchase of intangible assets                                                       (664,229)       (42,037)       (93,898)
   Purchase of fixed assets                                                              (6,164)       (17,301)       (23,568)
   Proceeds from sale of businesses                                                           -        228,574              -
   Deferred consideration and acquisition costs                                            (324)        (8,772)       (23,705)
   Proceeds from sale of fixed assets                                                        40              -            367
                                                                                   ------------   ------------   ------------
             Net cash (used in) / provided by investing activities                     (670,677)       160,464       (140,804)
                                                                                   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Loan notes repaid                                                                     (2,925)      (111,300)       (40,300)
   Long-term debt obtained                                                              350,000              -         72,382
   Long-term debt repaid                                                                (55,915)      (138,010)             -
   Payments under capital leases                                                           (414)          (557)          (577)
   Purchase of own shares                                                                     -        (12,478)             -
   Proceeds from share capital issue, net of expenses                                       535            156        272,993
   Cash dividends paid                                                                   (9,241)        (7,352)        (5,012)
   Government grants received                                                               530          2,241            659
                                                                                   ------------   ------------   ------------
            Net cash provided by / (used in) financing activities                       282,570       (267,300)       300,145
                                                                                   ------------   ------------   ------------
   Net (decrease) / increase in cash and cash equivalents                              (224,030)       (33,458)       212,254
   Cash and cash equivalents, beginning of year                                         313,012        326,076        113,671
   Foreign exchange adjustment on cash and cash equivalents                                  91         20,394            151
                                                                                   ------------   ------------   ------------
   Cash and cash equivalents, end of year                                          $     89,073   $    313,012   $    326,076
                                                                                   ============   ============   ============
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid                                                                      $     11,502   $     35,187   $     25,752
Income taxes paid                                                                  $     31,243   $      6,636   $      1,609
Non-cash investing and financing activities
   Acquisitions of equipment through capital leases                                $          -   $          -   $        710
   Common stock issued for acquisitions                                            $          -   $        956   $          -
   Acquisition of fixed assets through accrued liabilities                         $      8,436   $          -   $          -

          See accompanying notes to consolidated financial statements.

                               GALEN HOLDINGS PLC
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF OPERATIONS AND PRINCIPLES OF CONSOLIDATION

         Galen Holdings PLC ("Galen" or the "Company") is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company was founded in 1968, listed its ordinary shares on the London and Irish stock exchanges in 1997 and listed its American Depositary Receipt form, on NASDAQ(R) in September 2000. Galen is an international pharmaceutical company focused principally on the therapeutic areas of women's healthcare and dermatology. Galen's pharmaceutical products are promoted by the Company's sales and marketing organizations in the United States, United Kingdom and Republic of Ireland.

         The consolidated financial statements include the financial statements of Galen and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During the years 2000 through 2003 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to the Company's acquisitions is provided in Note 2.

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

FOREIGN CURRENCY

         The Company has operations in the United States, United Kingdom and the Republic of Ireland. Generally, the Company generates revenues and incurs expenses as follows: U.S. dollars in the United States and the Republic of Ireland, and pounds sterling in the United Kingdom. The Company has determined that the functional currency of each operation is the respective local currency, with the exception of the parent Company and Galen (Chemicals), a Republic of Ireland subsidiary whose functional currency is the U.S. dollar. The results of our overseas operations, whose functional currencies are not the U.S. dollar, are translated at the average rate of exchange during the period. Assets and liabilities are translated at the rate of exchange prevailing on the balance sheet date. Translation adjustments are reflected in shareholders' equity and are included as a component of comprehensive income.

REVENUE RECOGNITION

         Revenue from product sales is recognized upon shipment of products to the customer. The Company warrants products against defects and for specific quality standards, permitting the return of products under certain circumstances. Product sales are recorded net of trade discounts, sales returns, rebates, value-added tax and similar taxes, and intercompany transactions.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

RESEARCH AND DEVELOPMENT

         Research and development costs are expensed as incurred.

PENSIONS AND 401(K) PLAN

         Retirement benefits are provided for U.K. employees through a defined contribution pension scheme whereby the assets of the scheme are held separately from those of the Company in an independently administered scheme. Contributions are charged to the income statement as they become payable. The Company also makes contributions to a 401(k) savings plan for its U.S. employees (see Note
21).

STOCK BASED COMPENSATION

         The Company accounts for stock option grants in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and includes appropriate disclosures as required by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123".

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

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

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

                                                     Life in Years
                                                     -------------
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

INTANGIBLE ASSETS AND GOODWILL

         Intangible assets include trademarks, patents and other intellectual property acquired by the Company, and are being amortized on a straight-line basis over 20 years. Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. To the extent that this estimation indicates that undiscounted cash flows are not expected to be adequate to recover the carrying amounts, the assets are written down to discounted cash flows. Otherwise, no loss is recognized. Goodwill represents costs in excess of the fair value of net assets of businesses acquired by the Company.

         Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2003 and has determined that goodwill has not been impaired.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

NEW ACCOUNTING PRONOUNCEMENTS

         Galen adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of Galen's Pharmaceutical Services operating segment, divested during the year ended September 30, 2002, were treated as "discontinued operations."

         On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company reclassifed the losses on extinguishments of debt that were classified as extraordinary items in the year ended September 30, 2002 since they did not meet the criteria in Opinion 30 for classification as extraordinary items.

         In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. No such activities have occurred since that date.

         In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year ending after December 15, 2002. In addition, SFAS 148 amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after December 15, 2002. Early adoption is encouraged. Galen has adopted the disclosure requirement effective October 1, 2002.

         In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of obligation undertaken in issuing the guarantee. The disclosure requirements are effective for quarters ending after December 15, 2002 and the liability recognition is in effect for guarantees initiated after December 31, 2002. The Company adopted FIN 45 effective October 1, 2002, and has determined that it does not have a material impact on the Company's reported results of operations, financial positions or cash flows.

         In December 2003, the FASB issued revised Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). In general, a variable interest entity is an entity with a level of invested equity that is not sufficient to fund

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

future activities to permit it to operate on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities no later than the end of the first reporting period that ends after March 15, 2004. FIN 46 applies to those entities that are considered special purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. The Company does not have any variable interest entities or special purpose entities.

         In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 has no material impact on the results of operations and financial position of the Company.

2 ACQUISITIONS

         YEAR ENDED SEPTEMBER 30, 2003

         In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem(R) from Eli Lilly and Company ("Lilly") for cash consideration of approximately $295,000. Sarafem(R) is a treatment for premenstrual dysphoric disorder ("PMDD"), a severe form of premenstrual syndrome. Galen entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. The acquisition of the sales and marketing rights is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $338,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the estimated useful life of the sales and marketing rights.

         In March 2003, the Company acquired two oral contraceptives, Estrostep(R) and Loestrin(R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable by Galen to Pfizer in the event that Estrostep(R) retains market exclusivity during the life of its patent. The products are manufactured at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement includes a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. If after such 90 day period, the parties have not entered into definitive agreements, Pfizer may sell the Fajardo facility to a third party provided that for a period of two years thereafter, such sale may not be on terms materially less favorable to Pfizer than those proposed by the Company. Galen also entered into a transitional supply agreement with Pfizer in relation to these products, which will terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer's offer to sell the Fajardo facility to Galen. If Pfizer completes the sale of the Fajardo facility to Galen prior to this time, the transitional supply agreement will terminate upon the completion of such sale. The Company acquired all of the intangible assets associated with the products including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. The asset value has been increased to $226,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

         In April 2003 the Company entered into a strategic alliance in dermatology with Bristol-Myers Squibb ("Bristol-Myers") and LEO Pharma A/S ("Leo Pharma"). In connection with this alliance, the Company capitalized payments to Leo Pharma related to the option to purchase the rights to Dovonex(R) of $5,000 in fiscal year 2003 in addition to $2,000 which had been paid in the prior year.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

         In April 2003, the Company acquired the continuous estrogen-progestogen therapy product, femhrt(R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable by Galen to Pfizer in the event that femhrt(R) retains market exclusivity during the life of its patent. Duramed Pharmaceutical, Inc. ("Duramed"), a wholly owned subsidiary of Barr Laboratories, manufactures and packages femhrt(R) under a supply agreement with Pfizer which has been assigned to Galen. This agreement continues until September 24, 2007 and provides for two additional one-year renewal terms. femhrt(R) is also packaged at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement includes a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. If after such 90 day period, the parties have not entered into definitive agreements, Pfizer may sell the Fajardo facility to a third party provided that for a period of two years thereafter, such sale may not be on terms materially less favorable to Pfizer than those proposed by the Company. Galen acquired all of the intangible assets associated with the product including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The asset value has been increased to $185,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

         YEAR ENDED SEPTEMBER 30, 2002

         In March 2002, Galen purchased Duricef(R), an antibiotic, and Moisturel(R), a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products' estimated useful life.

         YEAR ENDED SEPTEMBER 30, 2001

         In June 2001, Galen purchased Estrace(R) tablets, a branded estrogen therapy product, from Bristol-Myers Squibb for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $123,000 in order to account for certain liabilities assumed by the Company at the time of purchase, and for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

UNAUDITED PRO FORMA INFORMATION

         The following unaudited pro forma information for the years ended September 30, 2003 and 2002 presents the Company's results of operations assuming the Company's acquisitions of Estrostep(R), Loestrin(R), femhrt(R), and Sarafem(R) were completed as of October 1, 2001. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 2001, or of future results of operations of the consolidated entities.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

                                                                         FOR THE YEARS ENDED
                                                                            SEPTEMBER 30,
                                                                    -----------------------------
                                                                        2003             2002
                                                                    ------------     ------------
Revenue                                                             $    562,137     $    545,873
                                                                    ------------     ------------
Cost of sales                                                             83,997           79,743
Operating expenses                                                       224,137          218,460
Amortization                                                              58,223           56,947
                                                                    ------------     ------------
       Total operating expenses                                          366,357          355,150
                                                                    ------------     ------------
Operating income                                                         195,780          190,723
                                                                    ------------     ------------
       Net interest expense                                               12,725           27,831
       Provision for income taxes                                         48,446           39,020
                                                                    ------------     ------------
Income from Continuing Operations                                        134,609          123,872
                                                                    ------------     ------------
Discontinued operations, net of tax charge                                     -          108,128
                                                                    ------------     ------------
Net income                                                          $    134,609     $    232,000
                                                                    ------------     ------------
Net income per ADS - Basic                                          $       2.93     $       5.01
                                                                    ============     ============
Net income per ADS - Diluted                                        $       2.92     $       4.98
                                                                    ------------     ------------
Weighted average ADS equivalents outstanding:
     Basic                                                            45,893,514       46,311,241
                                                                    ------------     ------------
     Diluted                                                          46,126,060       46,582,659
                                                                    ------------     ------------

3 DIVESTITURES

         During the year ended September 30, 2002, the Company disposed of its Pharmaceutical Services business segment, which consisted of Chemical Synthesis Services ("CSS"), Clinical Trial Services ("CTS") and Interactive Clinical Technologies, Inc. ("ICTI"). These businesses provided technology-based research and development services to the pharmaceutical industry. Companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder, acquired CSS, CTS and ICTI. As part of this transaction Mr. Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from his position as an executive, as well as his Galen directorship. The Company received net proceeds of approximately $229,000 from the sales of CSS, CTS and ICTI. The Company used the proceeds from these transactions in 2003 to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes. The Company reported a net pre-tax gain of $104,984 from the disposal of this business segment, which is included in the Company's Statement of Operations for year ended September 30, 2002. Also included in the Company's results for the year ended September 30, 2002 are related taxes amounting to $3,893.

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

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

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

         Following are the assets and liabilities of the discontinued operations as of the respective disposal dates:

                                                           CSS               CTS               ICTI
DISPOSAL DATE                                          DECEMBER 31,         MAY 31,          AUGUST 23,
                                                          2001               2002               2002
                                                       -------------------------------------------------
Fixed assets                                           $      25,685     $      53,068     $       3,056
Goodwill                                                         580            14,276            19,179
Current assets                                                 2,201            23,500             5,273
Current liabilities                                           (2,324)          (17,312)           (6,124)
Deferred income                                               (1,290)           (1,914)           (1,472)
                                                       -------------     -------------     -------------
       Net assets of discontinued operations           $      24,852     $      71,618     $      19,912
                                                       -------------     -------------     -------------

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

4 CASH AND CASH EQUIVALENTS

                                                                                            AS OF SEPTEMBER 30,
                                                                                        ---------------------------
                                                                                           2003            2002
                                                                                        -----------     -----------
Cash at bank and in hand                                                                $         -     $         1
Short term deposits                                                                          89,073         313,011
                                                                                        -----------     -----------
Cash and cash equivalents                                                               $    89,073     $   313,012
                                                                                        ===========     ===========

5 ACCOUNTS RECEIVABLE

                                                                                            AS OF SEPTEMBER 30,
                                                                                        ---------------------------
                                                                                           2003            2002
                                                                                        -----------     -----------
Trade receivables                                                                       $    38,753     $    34,530
Less allowance for doubtful accounts                                                            711           1,661
                                                                                        -----------     -----------
Trade receivables, net                                                                  $    38,042     $    32,869
                                                                                        ===========     ===========

6 INVENTORY

                                                                                            AS OF SEPTEMBER 30,
                                                                                        ---------------------------
                                                                                           2003            2002
                                                                                        -----------     -----------
Finished goods                                                                          $    20,600     $    14,457
Raw materials                                                                                12,208          12,445
                                                                                        -----------     -----------
Inventories                                                                             $    32,808     $    26,902
                                                                                        ===========     ===========

7 PREPAID EXPENSE AND OTHER CURRENT ASSETS

                                                                                            AS OF SEPTEMBER 30,
                                                                                        ---------------------------
                                                                                           2003            2002
                                                                                        -----------     -----------
Prepaid expense                                                                         $     6,612     $     3,018
Other current assets                                                                            196           1,379
                                                                                        -----------     -----------
Prepaid expense and other current assets                                                $     6,808     $     4,397
                                                                                        ===========     ===========

8 PROPERTY, PLANT AND EQUIPMENT, NET

                                                                                            AS OF SEPTEMBER 30,
                                                                                        ---------------------------
                                                                                           2003            2002
                                                                                        -----------     -----------
Land and buildings                                                                      $    42,048     $    38,161
Plant and machinery                                                                          43,640          40,872
Fixtures and fittings                                                                        13,192          11,927
Motor vehicles                                                                                  708             584
                                                                                        -----------     -----------
                                                                                             99,588          91,544
Less accumulated depreciation                                                                34,994          28,150
                                                                                        -----------     -----------
Property, plant and equipment, net                                                      $    64,594     $    63,394
                                                                                        ===========     ===========

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

         Depreciation expense of continuing operations for the years ended September 30, 2003, 2002 and 2001 was $6,844, $5,323, and $4,303, respectively.
Included in the above table are the following amounts in relation to capital leases:

                                                                                            AS OF SEPTEMBER 30,
                                                                                        ---------------------------
                                                                                           2003            2002
                                                                                        -----------     -----------
Plant and machinery                                                                     $     2,656     $     2,939
Less accumulated depreciation                                                                 1,159             947
                                                                                        -----------     -----------
                                                                                        $     1,497     $     1,992
                                                                                        ===========     ===========

9 INTANGIBLE ASSETS

         Amortizable intangible assets were as follows:

                                                                         PRODUCT                             TOTAL
                                                                        SPECIFIC                           INTANGIBLE
                                                                         ASSETS          TRADEMARKS          ASSETS
                                                                      -------------     -------------     -------------
SEPTEMBER 30, 2003:
Net book value                                                        $   1,086,050     $      23,056     $   1,109,106
                                                                      =============     =============     =============
Accumulated amortization                                              $      71,398     $       4,068     $      75,466
                                                                      =============     =============     =============
SEPTEMBER 30, 2002:
Net book value                                                        $     357,319     $      24,412     $     381,731
                                                                      =============     =============     =============
Accumulated amortization                                              $      30,431     $       2,712     $      33,143
                                                                      =============     =============     =============

         These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the years ended September 30, 2003 and 2002 amounted to $42,323 and $19,497 respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

YEAR ENDING SEPTEMBER 30,
-------------------------
         2004                   $ 59,500
         2005                   $ 59,500
         2006                   $ 59,500
         2007                   $ 59,500
         2008                   $ 59,500

         Following are the changes in goodwill:

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

BALANCE AS OF SEPTEMBER 30, 2001                                              $ 253,680

Plus:          Reclassification of assembled workforce                            2,914
               Foreign currency translation adjustment                           22,377
               Pricing on acquisition of minority interests                         580
Less:          Elimination of accrued consideration                              (2,144)
               Deferred tax adjustment on assembled workforce                    (1,164)
               Sale of Services businesses                                      (34,035)
                                                                              ---------
BALANCE AS OF SEPTEMBER 30, 2002                                              $ 242,208

Less:          Reduction of valuation allowance
               for net operating loss carry forwards                            (17,274)
                                                                              ---------
BALANCE AS OF SEPTEMBER 30, 2003                                              $ 224,934
                                                                              =========

         The following table reconciles reported net income to that which would have been reported had SFAS 142 been applied as of the beginning of fiscal 2001:

                                                                                   YEAR ENDED SEPTEMBER 30,
                                                                      -------------------------------------------------
                                                                          2003              2002              2001
                                                                      -------------     -------------     -------------
Reported net income                                                   $      96,155     $     145,176     $      16,426
Add back:  Goodwill amortization, net of tax                                      -                 -            12,977
                                                                      -------------     -------------     -------------
    Adjusted net income                                               $      96,155     $     145,176     $      29,403
                                                                      =============     =============     =============
BASIC EARNINGS PER ADS:
    Reported net income                                               $        2.10     $        3.13     $        0.41
    Goodwill amortization, net of tax                                             -                 -              0.32
                                                                      -------------     -------------     -------------
        Adjusted net income                                           $        2.10     $        3.13     $        0.73
                                                                      =============     =============     =============
DILUTED EARNINGS PER ADS:
    Reported net income                                               $        2.08     $        3.12     $        0.40
    Goodwill amortization, net of tax                                             -                 -              0.32
                                                                      -------------     -------------     -------------
        Adjusted net income                                           $        2.08     $        3.12     $        0.72
                                                                      =============     =============     =============

10 ACCRUED AND OTHER LIABILITIES

                                                                                            AS OF SEPTEMBER 30,
                                                                                        ---------------------------
                                                                                           2003            2002
                                                                                        -----------     -----------
Accrued transaction costs                                                                         -     $     7,102
Other accrued expenses                                                                       70,848          36,951
                                                                                        -----------     -----------
Accrued and other current liabilities                                                   $    70,848     $    44,053
                                                                                        ===========     ===========

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

11 LONG-TERM DEBT AND CAPITAL LEASES

                                                                              AS OF SEPTEMBER 30,
                                                                          ---------------------------
                                                                             2003              2002
                                                                          ---------          --------
Long-term debt                                                            $ 342,153          $ 51,345
Less:  current installments                                                 103,088               616
                                                                          ---------          --------
     Long-term debt, excluding current installments                         239,065            50,729
                                                                          ---------          --------
Capital leases                                                                  236               616
Less:  current installments                                                     233               392
                                                                          ---------          --------
     Capital leases, excluding current installments                               3               224
                                                                          ---------          --------
Long-term debt and capital leases, excluding current installments         $ 239,068          $ 50,953
                                                                          =========          ========

  Long-term debt consists of:

                                                                       AS OF SEPTEMBER 30,
                                                                    ------------------------
                                                                      2003            2002
                                                                    ---------       --------
Term loans - at variable interest rates                             $ 294,991       $    788
           - at fixed interest rate (8.00%)                               577            783
Warner Chilcott senior notes due 2008 -
     $45,475 principal amount (2002: $48,400), 12.625%                 46,585         49,774
                                                                    ---------       --------
                                                                    $ 342,153       $ 51,345
                                                                    =========       ========

         The weighted average interest rates at September 30, 2003 were 8.0% and 2.5%, respectively, for fixed and variable-rate term loans (2002: 8.0% and 4.6%). The term loans are subject to circular and cross guarantees and indemnities.

         Principal payments in each of the next five years and thereafter on long-term debt and capital leases outstanding at September 30, 2003 amount to:

                               VARIABLE                                                         AS OF
                              RATE BANK      FIXED RATE    FIXED RATE       CAPITAL          SEPTEMBER 30,
                                 DEBT         BANK DEBT       NOTES          LEASES              2003
                              ---------      ----------    ----------       --------         -------------
2004                          $ 102,813         $ 275        $      -         $ 233          $ 103,321
2005                            102,646           302               -             3            102,951
2006                             60,813             -               -             -             60,813
2007                             19,146             -               -             -             19,146
2008                              9,573             -          46,585             -             56,158
Thereafter                            -             -               -             -                  -
                              ---------         -----        --------         -----          ---------
                              $ 294,991         $ 577        $ 46,585         $ 236          $ 342,389
                              =========         =====        ========         =====          =========

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

Capital lease obligations for plant and machinery as of September 30, 2003 were as follows:

2004                                                   $ 235
2005                                                       3
2006                                                       -
2007                                                       -
2008                                                       -
                                                       -----
                                                         238
Less interest element                                      2
                                                       -----
                                                       $ 236
                                                       =====

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

         Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 15, 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

         The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the two years ended September 30, 2003 and 2002, Galen and its affiliates purchased a total of $114,225 of principal amount of the senior notes in privately negotiated transactions for $131,328 plus accrued interest. On December 18, 2003, WCI gave notice to the trustee under the indenture of its intention to redeem all of the outstanding senior notes on February 15, 2004.

         As of September 30, 2003 the notes are shown on Galen's consolidated balance sheet at $46,585, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount redemption in December 2000, Galen's purchase of $114,225 principal amount during the two years ended September 30, 2003 and 2002 in privately negotiated transactions, and accumulated premium amortization.

12 FINANCIAL INSTRUMENTS

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

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

         LONG TERM DEBT -- the fair value of long-term debt is estimated, based on discounted future cash flows using currently available interest rates.

         SENIOR NOTES -- the fair value of the Warner Chilcott senior notes is based on their redemption price in 2004.

         Set out below is a comparison by category of book values and fair values of the Company's financial assets and liabilities as of September 30, 2003 and 2002:

 SEPTEMBER 30, 2003                                           BOOK VALUE         FAIR VALUE
---------------------                                         ----------         ----------
Financial assets                                               $  89,073          $  89,073
Short-term borrowings                                          $ 103,321          $ 103,321
Long-term borrowings                                           $ 239,068          $ 240,854

 SEPTEMBER 30, 2002                                           BOOK VALUE         FAIR VALUE
---------------------                                         ----------         ----------
Financial assets                                               $ 313,012          $ 313,012
Short-term borrowings                                          $   1,008          $   1,008
Long-term borrowings                                           $  50,953          $  58,391

         The fair values shown above have been assessed by calculating discounted cash flows that would arise if the commitments at September 30, 2003 and 2002 had been entered into at market rates at that time.

13 SHARE CAPITAL AND RETAINED EARNINGS

         The Company has 250,000,000 ordinary shares, par value 10 pence, authorized of which 188,209,895 were issued and outstanding as of September 30, 2003. Galen shares trade in the United States in American Depositary Share ("ADS") form with each comprised of four ordinary shares. On an ADS equivalent basis, the Company would have 62,500,000 equivalent ADSs authorized of which 47,052,473 would have been issued and outstanding as of September 30, 2003. During the year ended September 30, 2002, 2,050,000 ordinary shares were repurchased for a total of $12,600. No shares were repurchased in the year ended September 30, 2003.

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

         Unrestricted retained earnings available for payment of dividends as determined under U.K. GAAP at September 30, 2003 were $164,134.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

14 STOCK COMPENSATION PLANS

SHARE OPTION SCHEMES

         The following share option schemes were established in 1996:

         - The Galen Approved Executive Share Option Scheme

         - The Galen Unapproved Executive Share Option Scheme

         - The Galen Savings Related Share Option Scheme

         The Galen 2000 US Option Scheme was established in 2000. The Galen Inc Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002.

A summary of the main terms of the schemes is set out below.

THE GALEN APPROVED EXECUTIVE SHARE OPTION SCHEME AND THE GALEN UNAPPROVED EXECUTIVE SHARE SCHEME ("THE EXECUTIVE SCHEMES")

         These are discretionary share schemes, one of which has been approved by the U.K. Inland Revenue. The terms of these schemes are similar unless indicated to the contrary. Both schemes provide for options to be granted over unissued shares or shares held in a trust. Options are granted at the discretion of the Remuneration Committee of the Company to any full time employee of Galen or any of its subsidiaries.

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

         The number of options that may be issued is subject to overall scheme limits and individual limits. No further options may be granted if, as a result:

         (i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees' share schemes established by the Company would exceed 10% of the Company's issued share capital on the day preceding the proposed grant date; or

         (ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under the Executive Schemes, the U.S. Share Scheme and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5% of the Company's issued share capital on the day preceding the proposed grant date; or

         (iii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous 3 years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees' share schemes established by the Company would exceed 3% of the Company's issued share capital at that time.

         No further options may be granted to an individual if as a result the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company share option scheme (other than the Savings Related Scheme) pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings, or, in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed L30,000.

THE GALEN SAVINGS RELATED SHARE OPTION SCHEME ("THE SAYE SCHEME")

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

         The SAYE Scheme permits the grant of options over unissued shares or shares held in a trust. All eligible employees are invited to apply for options and it is a condition of application that employees enter into a savings contract with an approved savings institution. The number of shares over which an option can be granted will be determined by the level of contributions which an employee commits to under the savings contract. This scheme is made available for U.K and Republic of Ireland employees of the Company and its subsidiaries with more than 1 year continuous employment. The exercise price is not less than the higher of the nominal value of the share and 80% of the middle market quotation on the day immediately preceding the date on which the Company issues invitations to eligible employees to participate in the SAYE Scheme. An option may be exercised 3 or 5 years after the date of grant depending on the type of savings contract taken out.

         No further options may be granted if, as a result:

         (i) the aggregate number of shares issued, or remaining issuable, pursuant to options granted during the previous ten years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees' share schemes established by the Company would exceed 10% of the Company's issued share capital; or

         (ii) the aggregate number of shares issued, or remaining issuable, pursuant to options granted in the previous 5 years under the Executive Schemes, the SAYE Scheme, the U.S. Share Scheme and all other employees' share schemes established by the Company would exceed 5% of the Company's issued share capital.

THE GALEN 2000 U.S. OPTION SCHEME ("THE U.S. SHARE SCHEME")

         Pursuant to the terms of the U.S. Share Scheme, both incentive stock options and non-qualified stock options may be granted to any eligible employee of or consultant to the Company's U.S. subsidiaries.

         On any date, no option may be granted under the U.S. Share Scheme if, as a result, any of the following limits would be exceeded:

         (i) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 10 % of the issued ordinary share capital of the Company on the day preceding that date;

         (ii) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes and all other discretionary share option schemes (other than a savings related share option scheme) established by the Company would exceed 5% of the issued ordinary share capital of the Company on the day preceding that date;

         (iii) the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted in the previous three years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 3% of the issued ordinary share capital of the Company on the day preceding that date.

         The maximum number of Ordinary Shares that may be granted in ADS form as incentive stock options under the U.S. Share Scheme is 6,363,332 Ordinary Shares.

         There are no limits on the maximum number of ADSs which may be the subject of an option granted under the U.S. Share Scheme to an eligible employee. The exercise price of an option shall not be less than 100 % of the fair market value of an ADS on the date the option is granted. The period during which options may become exercisable shall be set by the Remuneration Committee. All options shall cease to be exercisable on the earliest of the tenth anniversary of the date of grant or after a specified period following the participant's separation from the Company.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

SCHEDULE OF COMPENSATORY SHARE OPTIONS AND WARRANTS (IN TERMS OF EQUIVALENT
ADSs)

                                                                 EXERCISE PRICE PER ADS
                                                               --------------------------
                                             ADSs SUBJECT TO                     WEIGHTED
                                                 OPTION             RANGE        AVERAGE
                                             ---------------   ---------------   --------
BALANCE AT SEPTEMBER 30, 2000                   1,644,137      $ 1.60 - $49.35   $  24.30
     Granted                                      583,923      $38.20 - $48.39   $  45.63
     Exercised                                   (441,497)     $ 9.60 - $49.35   $  16.82
     Cancelled                                    (14,792)     $10.80 - $49.35   $  37.35
                                                ---------      ---------------   --------
BALANCE AT SEPTEMBER 30, 2001                   1,771,771      $ 1.60 - $49.35   $  32.87
     Granted                                      662,859      $27.99 - $45.27   $  43.18
     Exercised                                    (92,494)     $10.80 - $32.00   $  22.80
     Cancelled                                   (237,432)     $11.20 - $51.53   $  43.24
                                                ---------      ---------------   --------
BALANCE AT SEPTEMBER 30, 2002                   2,104,704      $ 1.60 - $51.53   $  34.55
     Granted                                      935,270      $22.89 - $35.00   $  28.80
     Exercised                                   (202,007)     $10.80 - $41.20   $  16.65
     Cancelled                                   (291,201)     $17.02 - $54.68   $  43.79
                                                ---------      ---------------   --------
BALANCE AT SEPTEMBER 30, 2003                   2,546,766      $ 1.60 - $54.68   $  33.18
                                                =========      ===============   ========
EXERCISABLE AT SEPTEMBER 30, 2003               1,295,683      $ 1.60 - $49.35   $  31.97
                                                =========      ===============   ========

SCHEDULE OF COMPENSATORY SHARE OPTION AND WARRANTS GROUPED BY EXERCISE PRICE RANGE (IN TERMS OF EQUIVALENT ADSs)

                                                                           RANGE OF EXERCISE PRICE
                                                          ---------------------------------------------------------
                                                            $1.60 TO      $16.00 TO      $30.00 TO      $42.00 TO
                                                             $15.99         $29.99         $41.99         $54.68         TOTAL
                                                          ------------   ------------   ------------   ------------   ------------
Number of ADSs subject to options / warrants                   279,427        856,043        864,238        547,058      2,546,766
Weighted average exercise price                           $      12.93   $      27.94   $      35.45   $      48.28   $      33.18
Weighted average remaining contractual life (years)                3.9            8.0            6.9            6.0            6.7
Number of exercisable options / warrants                       279,427        241,249        476,662        298,345      1,295,683
Weighted average exercise price for exercisable
     options and warrants                                 $      12.93   $      27.33   $      35.65   $      47.70   $      31.97

         Options issued over ordinary shares have been converted to an equivalent number of options over ADSs by dividing the number of ordinary shares subject to such options by four and multiplying the option exercise price by four. Exercise prices of options denominated in pounds have been converted to a U.S. dollar equivalent in the above tables using the pound / U.S. dollar exchange rate as of September 30, 2003.

         The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Accordingly, the Company recorded compensation expense related to the performance provisions of certain share options. This expense amounted to $(1,301), $323 and $4,913 for the fiscal years ending September 30, 2003, 2002 and 2001, respectively. Had the Company determined compensation expense based on the fair value of options and warrants issued

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

at the grant date under SFAS No. 123, the Company's net income and net income per ADS would have differed from the reported amounts as indicated below.

                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                          --------------------------------------------
                                                              2003            2002            2001
                                                          ------------    ------------    ------------
Net Income as reported                                    $     96,155    $    145,176    $     16,426
Add back: Compensation expense recognized
     during the year, net of tax effect                   $       (671)   $        210    $      3,555
Proforma compensation expense, net of tax effect          $     (4,314)   $     (3,918)   $     (4,135)
                                                          ------------    ------------    ------------
     Proforma net income                                  $     91,170    $    141,468    $     15,846
                                                          ============    ============    ============
PROFORMA NET INCOME PER ADS:
     Basic                                                $       1.99    $       3.06    $       0.39
                                                          ============    ============    ============
     Diluted                                              $       1.98    $       3.04    $       0.39
                                                          ============    ============    ============

WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
     Basic                                                  45,893,514      46,311,241      40,338,685
                                                          ============    ============    ============
     Diluted                                                46,126,060      46,582,659      41,040,069
                                                          ============    ============    ============

         SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:

                                                                    FOR THE YEARS ENDED SEPTEMBER 30,
                                                          ------------------------------------------------------
                                                              2003                 2002                 2001
                                                          ------------         ------------         ------------
Per share fair value of options                           $ 10.93              $ 15.65              $ 16.76
Option life                                                  4.65 years           4.65 years           4.35 years
Risk free interest rate                                       3.1%                 3.2%                 3.5%
Volatility                                                   40.9%                41.0%                37.0%
Dividend yield                                               0.46%                0.46%                0.25%

         In accordance with purchase accounting, the fair value of the Warner Chilcott compensatory options and warrants assumed by the Company was recorded as part of the purchase consideration paid to acquire Warner Chilcott. Accordingly, these options and warrants are not considered in the above pro forma amounts.

15 TREASURY STOCK

         Treasury stock reflects shares held by the Galen Holdings PLC Employee Benefit Trust (the "Trust"), which was established by the Company's founder, Dr. McClay, immediately prior to flotation in 1997. This is a discretionary trust for the benefit of employees and former employees of the Company, including Directors, and may be used to meet obligations under the Company's share schemes. Dividends have not been waived by the Trust. Dr. McClay, who cannot be a beneficiary of the Trust, gifted 5,000,262 ordinary shares (1,250,065 ADS equivalents) to the Trust on its establishment. Treasury stock is included on the balance sheet at the value of the shares on the date of the gift, $2.43 per ordinary share ($9.72 per ADS). At September 30, 2003 there were 4,592,720 (2002: 4,721,241) ordinary shares, or 1,148,180 (2002: 1,180,310), ADS equivalents, held by the Trust.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

16 LEASES

         The Company leases land and buildings and motor vehicles under operating leases. The Company's commitments under the non-cancelable portion of all operating leases for the next five years as of September 30, 2003 are:

2004              $ 1,227
2005                  730
2006                  969
2007                1,057
2008                  976
                  -------
                  $ 4,959
                  =======

         Lease and rental expenses included in selling, general and administrative expenses in the accompanying statements of operations totaled $1,626, $1,657, and $1,023 for the years ended September 30, 2003, 2002 and
2001, respectively.

17 INCOME TAXES

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

                                                               FOR THE YEARS ENDED SEPTEMBER 30,
                                                          --------------------------------------------
                                                              2003            2002            2001
                                                          ------------    ------------    ------------
UK statutory income tax rate                                      30.0%           30.0%           30.0%

Income before taxes                                       $    137,815    $     55,702    $     14,596
                                                          ------------    ------------    ------------
Income tax at UK statutory rate                                 41,345          16,711           4,379
Non-deductible expense:
  Amortization of UK goodwill                                        -               -             934
  Non-cash compensation expense                                    149              97           1,473
  Legal, entertainment and other                                 4,543             378             211
Effect of foreign tax rates (net)                               (3,265)          1,997               -
Non-taxable UK grant income                                       (341)           (473)           (459)
Other differences (net)                                           (771)            (56)           (527)
                                                          ------------    ------------    ------------
Provision for income taxes                                $     41,660    $     18,654    $      6,011
                                                          ------------    ------------    ------------
Effective income tax rate                                         30.2%           33.5%           41.2%
                                                          ============    ============    ============

         The U.K., the Republic of Ireland and U.S. components of income before taxes and the provisions for income taxes are presented in the table below:

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                          ------------------------------------------
                                                              2003           2002           2001
                                                          ------------   ------------   ------------
INCOME (LOSS) BEFORE TAXES:
United Kingdom                                            $      9,130   $      7,962   $     (3,023)
Republic of Ireland                                             65,391         17,903          8,100
United States                                                   63,294         29,837          9,519
                                                          ------------   ------------   ------------
Total                                                     $    137,815   $     55,702   $     14,596
                                                          ============   ============   ============
PROVISION FOR CURRENT INCOME TAXES:
United Kingdom                                            $      2,754   $      4,755   $        (90)
Republic of Ireland                                             21,941          3,459            584
United States federal tax                                        5,866             74              -
United States state and local taxes                                195             42              -
                                                          ------------   ------------   ------------
Total                                                     $     30,756   $      8,330   $        494
                                                          ------------   ------------   ------------
PROVISION FOR DEFERRED INCOME TAXES:
United Kingdom                                            $      2,472   $      3,203   $     (1,635)
Republic of Ireland                                            (10,632)          (985)             -
United States federal tax                                       15,468          6,986          5,706
United States state and local taxes                              3,596          1,120          1,446
                                                          ------------   ------------   ------------
Total                                                     $     10,904   $     10,324   $      5,517
                                                          ------------   ------------   ------------
Total provision for income taxes                          $     41,660   $     18,654   $      6,011
                                                          ------------   ------------   ------------

         Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred tax assets are recorded to reflect expected reductions in taxes payable in future periods. Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities.

         The items giving rise to deferred tax liabilities and assets are summarized in the following table:

                                                             AS OF SEPTEMBER 30,
                                                           -----------------------
                                                              2003         2002
                                                           ----------   ----------
DEFERRED TAX LIABILITIES:
Property, plant and equipment allowances                   $    6,849   $    6,159
Intangibles and other (net)                                   105,189       29,803
                                                           ----------   ----------
Net deferred tax liability                                 $  112,038   $   35,962
                                                           ==========   ==========
DEFERRED TAX ASSETS:
US federal income tax net operating loss carryforwards     $        -   $   23,635
Valuation allowance for net operating loss carryforwards            -      (17,274)
                                                           ----------   ----------
                                                                             6,361
Share compensation expense                                          -        1,357
                                                           ----------   ----------
Net deferred tax asset                                     $        -   $    7,718
                                                           ==========   ==========

         In connection with the acquisition of Warner Chilcott, completed on September 29, 2000, the Company acquired U.S. federal income tax net operating loss carryforwards of approximately $62,000. At September 30, 2003 all loss carryforwards had been utilized.

         The deferred tax asset amount relating to share compensation expense was based on the intrinsic value of share options, the terms of which were modified on the cessation of employment of an executive. These options have now been exercised.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

18 CONCENTRATION OF CREDIT RISK AND RELIANCE ON MAJOR PRODUCTS

         The Company distributes its pharmaceutical products through wholesalers, distributors and direct to certain retailers. The following table shows significant customer sales as a percentage of revenue from continuing operations. Amounts receivable from Customer A as of September 30, 2003 and 2002 totaled $7,122 and $4,363, respectively. As of September 30, 2003 and 2002, amounts receivable from Customer B totaled $3,077 and $2,932, respectively.

                                                             FOR THE YEARS ENDED SEPTEMBER 30,
                                                           ------------------------------------
                                                           2003            2002            2001
                                                           ----            ----            ----
Customer A                                                  17%             14%            13%
Customer B                                                  27%             12%             -

         Net sales of the following pharmaceutical products accounted for more than 10% of revenue from continuing operations:

                                                             FOR THE YEARS ENDED SEPTEMBER 30,
                                                           ------------------------------------
                                                           2003            2002            2001
                                                           ----            ----            ----
Sarafem(R) (1)                                              14%              -               -
Ovcon(R) 35 and 50                                          14%             19%             20%
Doryx(R)                                                    13%             18%             11%
Estrace(R) cream                                            10%             16%             16%

------------

(1) Acquired by Galen during fiscal 2003. Accordingly, only a partial year of revenue for this product is included in the Company's consolidated results for the year ended September 30, 2003, and no corresponding revenue was included in the Company's results for the year ended September 30, 2002 and 2001.

19 CONSOLIDATING SCHEDULE

         Following are consolidating schedules reflecting Balance Sheet and Statement of Operations data for the Company as of September 30, 2003, and for the years ended September 30, 2003, 2002 and 2001:

                                                           GALEN            WARNER           WARNER
                                                        HOLDINGS PLC    CHILCOTT, PLC    CHILCOTT, INC.
                                                       --------------   --------------   --------------
SEPTEMBER 30, 2003
BALANCE SHEET DATA:

ASSETS
    Cash and cash equivalents                          $       30,395   $            -   $       63,235
    Accounts receivable, net                                        -                -           31,172
    Inventories                                                     -                -           72,578
    Inter-company receivable (payable)                        433,290          (20,713)          20,574
    Other assets                                                  747                -            5,047
                                                       --------------   --------------   --------------
       Current assets                                  $      464,432   $      (20,713)  $      192,606
                                                       --------------   --------------   --------------
    Property, plant and equipment, net                 $            -   $            -   $        2,866
    Intangible assets (net) & goodwill                 $            -   $            -   $      349,386
    Investment in Warner Chilcott notes                $       51,590   $            -   $            -
    Investment in subsidiaries                         $      402,733   $      185,593   $            -

LIABILITIES AND EQUITY
    Current liabilities                                $       12,526   $            -   $       48,481
    Long-term liabilities                              $            -   $            -   $      163,641
    Deferred income taxes                              $            -   $            -   $        3,766
    Other non-current liabilities                      $            -   $            -   $            -
    Shareholders' equity                               $      906,229   $      164,880   $      328,970
                                                       ==============   ==============   ==============
YEAR ENDED SEPTEMBER 30, 2003
STATEMENT OF OPERATIONS DATA:

PRODUCT REVENUE                                        $            -   $            -          358,730

OPERATING EXPENSES
    Cost of goods sold (excluding depreciation shown
       separately below)                                            -                -          204,573
    Selling, general and administrative                        18,992                -           71,310
    Research and development                                        -                -            1,612
    Depreciation                                                    -                -              733
    Amortization                                                    -                -           10,569
                                                       --------------   --------------   --------------
       Total operating expenses                                18,992                -          288,797
                                                       --------------   --------------   --------------
OTHER INCOME (EXPENSE)                                         13,561                -          (20,157)
PROVISION FOR INCOME TAXES                                      1,186                -           19,787
                                                       --------------   --------------   --------------
    NET INCOME (LOSS)                                  $       (6,617)  $            -   $       29,989
                                                       ==============   ==============   ==============
YEAR ENDED SEPTEMBER 30, 2002
STATEMENT OF OPERATIONS DATA:

PRODUCT REVENUE                                        $            -   $            -   $      184,991

OPERATING EXPENSES
    Cost of goods sold (excluding depreciation shown                                                  -
       separately below)                                            -                -           56,773
    Selling, general and administrative                        (4,772)              78           53,894
    Research and development                                        -                -            1,755
    Depreciation                                                    -                -              695
    Amortization                                                    -                -           10,731
                                                       --------------   --------------   --------------
       Total operating expenses                                (4,772)              78          123,848
                                                       --------------   --------------   --------------
OTHER INCOME (EXPENSE)                                         11,981                -           (7,262)
PROVISION FOR INCOME TAXES                                      4,766                -           18,557
DISCONTINUED OPERATIONS                                             -                -                -
GAIN ON DISPOSAL                                              100,028                -                -
                                                       --------------   --------------   --------------
    NET INCOME (LOSS)                                  $      112,015   $          (78)  $       35,324
                                                       ==============   ==============   ==============
YEAR ENDED SEPTEMBER 30, 2001
STATEMENT OF OPERATIONS DATA:

PRODUCT REVENUE                                        $            -   $            -   $      114,268

OPERATING EXPENSES
    Cost of goods sold (excluding depreciation shown
       separately below)                                            -                -           21,984
    Selling, general and administrative                           967               (3)          40,898
    Research and development                                        -                -              685
    Depreciation                                                    -                -              414
    Amortization                                                    -                -           22,287
                                                       --------------   --------------   --------------
       Total operating expenses                                   967               (3)          86,268
                                                       --------------   --------------   --------------
OTHER INCOME (EXPENSE)                                            954                -          (20,039)
PROVISION FOR INCOME TAXES                                          -                -            7,153
DISCONTINUED OPERATIONS                                             -                -                -
                                                       --------------   --------------   --------------
    NET INCOME (LOSS)                                  $          (13)  $            3   $          808
                                                       ==============   ==============   ==============

                                                           OTHER
                                                         SUBSIDIARY      ELIMINATION
                                                          COMPANIES        ENTRIES        CONSOLIDATED
                                                       --------------   --------------   --------------
SEPTEMBER 30, 2003
BALANCE SHEET DATA:

ASSETS
    Cash and cash equivalents                          $       (4,557)             $ -   $       89,073
    Accounts receivable, net                                    6,870                -           38,042
    Inventories                                                18,946          (58,716)          32,808
    Inter-company receivable (payable)                       (433,151)               -                -
    Other assets                                                2,861           (1,847)           6,808
                                                       --------------   --------------   --------------
       Current assets                                  $     (409,031)  $      (60,563)  $      166,731
                                                       --------------   --------------   --------------
    Property, plant and equipment, net                 $       61,728   $            -   $       64,594
    Intangible assets (net) & goodwill                 $      984,654   $            -   $    1,334,040
    Investment in Warner Chilcott notes                $       76,378   $     (127,968)  $            -
    Investment in subsidiaries                         $            -   $     (588,326)  $            -

LIABILITIES AND EQUITY
    Current liabilities                                $      152,004   $       (1,808)  $      211,203
    Long-term liabilities                              $      192,483   $     (117,056)  $      239,068
    Deferred income taxes                              $      108,272   $            -   $      112,038
    Other non-current liabilities                      $        5,931   $            -   $        5,931
    Shareholders' equity                               $      255,039   $     (657,993)  $      997,125
                                                       ==============   ==============   ==============
YEAR ENDED SEPTEMBER 30, 2003
STATEMENT OF OPERATIONS DATA:

PRODUCT REVENUE                                        $      314,535   $     (241,003)  $      432,262

OPERATING EXPENSES
    Cost of goods sold (excluding depreciation shown
       separately below)                                      109,086         (241,003)          72,656
    Selling, general and administrative                        45,573                -          135,875
    Research and development                                   27,073                -           28,685
    Depreciation                                                6,111                -            6,844
    Amortization                                               31,754                -           42,323
                                                       --------------   --------------   --------------
       Total operating expenses                               219,597         (241,003)         286,383
                                                       --------------   --------------   --------------
OTHER INCOME (EXPENSE)                                         (3,213)           1,745           (8,064)
PROVISION FOR INCOME TAXES                                     18,820            1,867           41,660
                                                       --------------   --------------   --------------
    NET INCOME (LOSS)                                  $       72,905   $         (122)  $       96,155
                                                       ==============   ==============   ==============
YEAR ENDED SEPTEMBER 30, 2002
STATEMENT OF OPERATIONS DATA:

PRODUCT REVENUE                                        $       50,230                -   $      235,221

OPERATING EXPENSES
    Cost of goods sold (excluding depreciation shown
       separately below)                                       (5,223)               -           51,550
    Selling, general and administrative                        15,330                -           64,530
    Research and development                                   18,028                -           19,783
    Depreciation                                                4,628                -            5,323
    Amortization                                                8,766                -           19,497
                                                       --------------   --------------   --------------
       Total operating expenses                                41,529                -          160,683
                                                       --------------   --------------   --------------
OTHER INCOME (EXPENSE)                                          2,292          (25,847)         (18,836)
PROVISION FOR INCOME TAXES                                        591           (5,260)          18,654
DISCONTINUED OPERATIONS                                         7,037                -            7,037
GAIN ON DISPOSAL                                                1,063                           101,091
                                                       --------------   --------------   --------------
    NET INCOME (LOSS)                                  $       18,502   $      (20,587)  $      145,176
                                                       ==============   ==============   ==============
YEAR ENDED SEPTEMBER 30, 2001
STATEMENT OF OPERATIONS DATA:

PRODUCT REVENUE                                        $       69,554                -   $      183,822

OPERATING EXPENSES
    Cost of goods sold (excluding depreciation shown
       separately below)                                       22,259                -           44,243
    Selling, general and administrative                        22,898                -           64,760
    Research and development                                   13,009                -           13,694
    Depreciation                                                3,889                -            4,303
    Amortization                                                3,898                -           26,185
                                                       --------------   --------------   --------------
       Total operating expenses                                65,953                -          153,185
                                                       --------------   --------------   --------------
OTHER INCOME (EXPENSE)                                          3,044                -          (16,041)
PROVISION FOR INCOME TAXES                                     (1,142)               -            6,011
DISCONTINUED OPERATIONS                                         7,841                -            7,841
                                                       --------------   --------------   --------------
    NET INCOME (LOSS)                                  $       15,628   $            -   $       16,426
                                                       ==============   ==============   ==============

20 SEGMENT INFORMATION

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

         The Company's business consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the periods indicated:

     a.  REVENUE BY COUNTRY OF ORIGIN

                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                          ------------------------------------------
                                            2003             2002            2001
                                          ---------        ---------       ---------
REVENUES
United States                             $ 359,228        $ 174,531       $ 116,753
United Kingdom                               64,893           58,993          63,349
All other                                     8,141            1,697           3,720
                                          ---------        ---------       ---------
                                          $ 432,262        $ 235,221       $ 183,822
                                          =========        =========       =========

     b.  PRODUCT REVENUE

                                             FOR THE YEARS ENDED SEPTEMBER 30,
                                              2003         2002         2001
Doryx(R)                                   $   54,134   $   42,439   $   20,402
Duricef(R) and Moisturel(R)                    23,035        8,531            -
Estrace(R) cream                               44,796       36,484       28,508
Estrace(R) tablets                             22,507       20,383        4,252
Estrostep(R)                                   26,494            -            -
femhrt(R)                                      22,577            -            -
Femring(R)                                      2,294            -            -
Loestrin(R)                                    34,887            -            -
Ovcon(R)                                       58,573       45,257       36,935
Sarafem(R)                                     59,907            -            -
Other:
  Other U.S.                                    8,458       23,134       30,376
  U.K. and international                       74,600       58,993       63,349
                                           ----------   ----------   ----------
                                           $  432,262   $  235,221   $  183,822
                                           ==========   ==========   ==========

21 PENSION AND 401(K) SAVINGS PLAN CONTRIBUTIONS

         Contributions by the Company to defined contribution pension plans during the years ended September 30, 2003, 2002 and 2001 were $362, $1,055, and $513, respectively.

         The Company also makes matching contributions to a 401(k) savings plan. This plan provides eligible employees with the option to defer amounts not in excess of 15% of his or her compensation. The Company makes matching contributions to the plan on behalf of all participants who make elective deferrals. As of January 1, 2003, the Company contributes and allocates to each participant's account matching contributions equal to 75% of up to 6% of the participant's contributions. Prior to January 1, 2003, the Company's matching contribution was 50% of up to 6% of the participant's contributions. The Company's contributions vest at 25% per year up to 100% at the participant's completion of four years of employment. The Company's contributions for the years ended September 30, 2003, 2002, and 2001 amounted to $846, $529, and $436, respectively.

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
      DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

22 NET INCOME PER ORDINARY SHARE AND ADS

         Basic net income per ordinary share and ADS is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares and equivalent ADSs outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares and equivalent ADSs outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

         The following table sets forth the computation for basic and diluted net income per ordinary share and ADS:

                                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                                          ------------------------------------------
                                                              2003           2002           2001
                                                          ------------   ------------   ------------
Numerator for basic and diluted net income
     per ordinary share and ADS                           $     96,155   $    145,176   $     16,426
                                                          ============   ============   ============
Weighted average number of ordinary shares (basic)         183,574,057    185,244,963    161,354,740
Effect of dilutive stock options                               930,183      1,085,671      2,805,536
                                                          ------------   ------------   ------------
Weighted average number of ordinary shares (diluted)       184,504,240    186,330,634    164,160,276
                                                          ============   ============   ============
Basic and diluted net income per ordinary share           $       0.52   $       0.78   $       0.10
                                                          ============   ============   ============

Weighted average number of equivalent ADSs (basic)          45,893,514     46,311,241     40,338,685
Effect of dilutive stock options                               232,546        271,418        701,384
                                                          ------------   ------------   ------------
Weighted average number of equivalent ADSs (diluted)        46,126,060     46,582,659     41,040,069
                                                          ============   ============   ============
Basic net income per ADS                                  $       2.10   $       3.13   $       0.41
                                                          ============   ============   ============
Diluted net income per ADS                                $       2.08   $       3.12   $       0.40
                                                          ============   ============   ============

                               GALEN HOLDINGS PLC
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONCLUDED)
       DOLLARS IN THOUSANDS UNLESS OTHERWISE NOTED (EXCEPT PER SHARE DATA)

23 RELATED PARTIES

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

         As of September 30, 2003, Elan Corporation plc ("Elan") and its subsidiaries held 3.8% of Galen's share capital. Mr. Thomas G. Lynch, then Executive Vice Chairman of the Board of Directors of Elan, served on Galen's Board as a non-executive director during the period of November 27, 2000 through February 13, 2002. In March 1999, Warner Chilcott reached a binding agreement with Elan under which Elan agreed to acquire Warner Chilcott's marketing rights to an extended-release nifedipine product. Royalty payments received from Elan during the years ended September 30, 2002 and 2001 amounted to $1,664 and $2,486, respectively. The agreement was terminated in September 2002 by mutual agreement. Under the terms of the termination, Elan agreed to pay $1,500 to Warner Chilcott.

         Boron-LePore Group, Inc. has provided a range of services to Warner Chilcott including providing contract sales personnel, recruitment of sales representatives and certain sample data record keeping. Mr. Roger M. Boissonneault, Galen's Chief Executive Officer, served on the Board of Boron-LePore until June 24, 2002. During the years ended September 30, 2002 and 2001, Boron-Lepore provided meeting and planning services to Warner Chilcott for fees of $1,916 and $591, respectively.

24 SUBSEQUENT EVENT

         In December 2003, the Company sold its Pharmaceutical Development and Manufacturing Services business ("PDMS"), which formed part of Galen's contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President and Director of Galen. As part of the agreement, the acquiring company entered into a supply agreement with Galen to manufacture, supply and distribute a number of Galen products for the U.K. and Irish markets. Galen received a cash consideration of $34 million ((pound)20 million) for the sale of this business.

                                   SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                                           WRITE-
                                            BALANCE AT                      OFFS          FOREIGN        BALANCE
                                           BEGINNING OF    ADDITIONAL      AGAINST        CURRENCY      AT END OF
                                              PERIOD        RESERVES       RESERVES      ADJUSTMENT       PERIOD
                                           ------------   ------------   -----------    -----------    ------------
2003:
Allowance for doubtful accounts            $      1,661   $       (950)  $        -     $        -     $        711

2002:
Allowance for doubtful accounts            $      1,134   $        417   $        -     $      110     $      1,661

2001:
Allowance for doubtful accounts            $        294   $        838   $        -     $        2     $      1,134

ITEM 19. EXHIBITS.

1.1 Articles of Association of Galen (the "Company") as amended on February 19, 2002 (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

1.2 Memorandum of Association of the Company (incorporated by reference to Exhibit 1.2 to the Company's Annual Report on Form 20-F filed on January 25, 2001 for the year ended September 30, 2000 (File No. 333-12634)).

2.1 Amended and Restated Deposit Agreement dated as of September 29, 2000, by and among the Company, Warner Chilcott plc, the Bank of New York and the Owners and Holders of American Depositary Receipts (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 20-F filed on January 25, 2001 for the year ended September 30, 2000 (File No. 333-12634)).

2.2      Form of Ordinary Share Certificate (incorporated by reference to
         Exhibit 2.2 to the Company's Annual Report on Form 20-F filed on January 25, 2001 for the year ended September 30, 2000 (File No. 333-12634)).

2.3      Form of ADS Certificate (included within Exhibit 2.1).

2.4 Indenture dated as of February 15, 2000, by and among Warner Chilcott plc, Warner Chilcott, Inc. and the Bank of New York (incorporated by reference to Exhibit 10.48 to Warner Chilcott plc's Annual Report on Form 10-K filed on March 16, 200 for the year ended December 31, 1999 (File No. 000-29364)).

2.5 First Supplemental Indenture dated as of March 30, 2001, by and among the Company, Warner Chilcott, Inc., Warner Chilcott plc and the Bank of New York (incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K filed on April 19, 2001 (File No. 333-12634)).

2.6 Form of Purchase Agreement by and among certain Selling Shareholders and Merrill Lynch International (incorporated by reference to Exhibit
         1.1 to the Company's Registration Statement on Form F-1 filed on July 2, 2001 (File No. 333-64324)).

2.7 Form of Sponsor's and Open Offer Agreement (incorporated by reference to Exhibit 1.2 to the Company's Registration Statement on Form F-1 filed on July 2, 2001 (File No. 333-64324)).

2.8      Form of Conditional Offer to Purchase (incorporated by reference to
         Exhibit 99.1 to the Company's Registration Statement on Form F-1 filed on July 2, 2001 (File No. 333-64324)).

4.1 Employment Agreement dated as of May 4, 2000, by and between Warner Chilcott, Inc. and Roger M. Boissonneault (incorporated by reference to
         Exhibit 4.1 to the Company's Annual Report on Form 20-F filed on January 25, 2001 for the year ended September 30, 2000 (File No. 333-64324)).

4.2 Amendment dated as of May 20, 2002 to Employment Agreement, by and between Warner Chilcott, Inc. and Roger M. Boissonneault (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.3 Executive Service Agreement dated as of July 2, 1997 by and between Galen Holdings Limited (Renamed Galen Holdings PLC) and Robert Geoffrey Elliott (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F filed on December 28, 2001 for the year ended September 30, 2001 (File No. 333-12634)).

4.4 Executive Service Agreement dated as of April 4, 2001 by and between Warner Chilcott (Bermuda) Limited and John Alexander King (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F filed on December 28, 2001 for the year ended September 30, 2001 (File No. 333-64324)).

4.5 Executive Service Agreement dated as of April 10, 2001 by and between Galen Holdings PLC and John Alexander King (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F filed on December 28, 2001 for the year ended September 30, 2001 (File No. 333-12634)).

4.6 Form of Letter of Appointment to the Board of Directors (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F filed on December 28, 2001 for the year ended September 30, 2001 (File No. 333-12634)).

4.7 Option Rollover and Lock-Up Agreement dated as of May 4, 2000, by and between the Company and Roger M. Boissonneault (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20-F for the year ended September 30, 2000 (File No. 333-12634)).

4.8 Transaction Agreement dated as of May 4, 2000, by and between the Company and Warner Chilcott plc (incorporated by reference to Exhibit
         2.1 to Warner Chilcott plc's Report on Form 8-K filed on May 15, 2000 (File No. 000-29364)).

4.9 Supplemental Agreement No. 1 to Warner Chilcott plc Warrant Certificate as issued to Roger Boissonneault regarding certificate numbered Series C No. W03 (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F filed on January 25, 2001 for the year ended September 30, 2000 (File No. 333-12634)).

4.10 Supplemental Agreement No. 1 to Warner Chilcott plc Warrant Certificate as issued to Roger Boissonneault regarding certificate numbered Series C No. W04 (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F filed on January 25, 2001 for the year ended September 30, 2000 (File No. 333-12634)).

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

4.13 Purchase Agreement dated as of February 11, 2000, by and among Warner Chilcott, Inc., Warner Chilcott plc and Credit Suisse First Boston (incorporated by reference to Exhibit 10.49 to Warner Chilcott plc's Annual Report on Form 10-K filed on March 16, 2000 for the year ended December 31, 1999 (File No. 000-29364)).

4.14 Incentive Share Option Scheme of Warner Chilcott plc, originally adopted on April 3, 1997, amended on June 3, 1999 (incorporated by reference to Exhibit 10.2 to Warner Chilcott plc's Quarterly Report on Form 10-Q filed on August 13, 1999 for the quarter ended June 30, 1999 (File No. 000-29364)).

4.15 Asset Purchase Agreement dated as of January 26, 2000, by and between Warner Chilcott, Inc. and Bristol-Myers Squibb (incorporated by reference to Exhibit 10.1 to Warner Chilcott plc's Report on Form 8-K filed on February 29, 2000 (File No. 000-29364)).

4.16 Estrace Transitional Support and Supply Agreement dated as of January 26, 2000, by and between Westwood-Squibb Pharmaceuticals, Inc. and Warner Chilcott, Inc. (incorporated by reference to Exhibit 10.2 to Warner Chilcott plc's Report on Form 8-K filed on February 29, 2000 (File No. 000-29364)).

4.17 Ovcon Transitional Support and Supply Agreement by and between Bristol-Myers Squibb Laboratories Company and Warner Chilcott, Inc. dated as of January 26, 2000 (incorporated by reference to Exhibit 10.3 to Warner Chilcott plc's Report on Form 8-K filed on February 29, 2000 (File No. 000-29364)).

4.18 License and Distribution Agreement dated as of December 31, 1997, by and between Warner Chilcott plc and FH Faulding & Co Ltd (incorporated by reference to Exhibit 10.20 to Warner Chilcott plc's Report on Form 10-K filed on March 30, 1999 for the year ended December 31, 1998 (File No. 000-29364)).

4.19 Registration Rights Agreement dated as of February 11, 2000, by and among Warner Chilcott, Inc., Credit Suisse First Boston Corporation, CIBC World Market Corp. and SG Cowen Securities Corporation (incorporated by reference to Exhibit 10.50 to Warner Chilcott plc's Annual Report on Form 10-K filed on March 16, 2000 for the year ended December 31, 1999 (File No. 000-29364)).

4.20 First Amendment to Loan and Security Agreement dated as of February 28, 2000, by and between Warner Chilcott, Inc. and PNC Bank National Association (incorporated by reference to Exhibit 10.51 to Warner Chilcott plc's Annual Report on Form 10-K filed on March 16, 2000 for the year ended December 31, 1999 (File No. 000-29364)).

4.21 Asset Purchase Agreement dated as of June 29, 2001 by and between Bristol-Myers Squibb Company and Galen (Chemicals) Limited (incorporated by reference to Exhibit 10.8 to the Company's Form F-1 filed on July 2, 2001 (File No. 333-64324)).

4.22 Supply Agreement dated as of June 29, 2001 by and between Bristol-Myers Squibb Laboratories Company and Galen (Chemicals) Limited (incorporated by reference to Exhibit 10.9 to the Company's Form F-1 filed on July 2, 2001 (File No. 333-64324)).

4.23 Business purchase agreement dated January 7, 2002 among Galen Holdings PLC and Alhow Laboratories Limited (incorporated by reference as
         Exhibit 4.23 to the Company's Report on Form 6-K filed on January 3, 2003 (File No. 333-12634)).

4.24 Share purchase agreement dated January 7, 2002 among Galen Holdings PLC and Almac Sciences Limited (incorporated by reference as Exhibit 4.24 to the Company's Report on Form 6-K filed on January 3, 2003 (File No. 333-12634)).

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

4.29 Saving-Related Share Option Scheme of the Company as amended by the Company on February 19, 2002 (incorporated by reference to Exhibit 4.30 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).

4.30* Manufacturing Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company.

4.31* Estrostep(R) and Loestrin(R) Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.

4.32* femhrt(R) Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.

4.33* Transitional Supply Agreement dated March 27, 2003 between Galen (Chemicals) Limited and Pfizer Inc.

4.34* Co-promotion Agreement dated May 1, 2003 between Galen (Chemicals) Limited and Bristol-Myers Squibb Company.

4.35* Option Agreement dated April 1, 2003 between Galen (Chemicals) Limited and Bristol-Myers Squibb Company.

4.36* Development Agreement dated April 2, 2003 between Galen (Chemicals) Limited and LEO Pharma A/S.

4.37* Manufacturing, Packaging, Labelling, Testing, QP Release, Storage & Despatch Agreement dated December 2, 2003 between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited.

4.38* Business Purchase Agreement dated December 2, 2003 between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited.

4.39* Credit Agreement dated March 5, 2003 among Galen (Chemicals) Limited, Galen Holdings PLC, the companies listed on Schedule 1 thereto as original guarantors, ABN AMRO Bank N.V., Barclays Capital and The Governor and Company of the Bank of Ireland as mandated lead arrangers, the financial institutions listed on Schedule 1 thereto as original lenders and The Governor and Company of the Bank of Ireland as facility agent.

4.40* Manufacturing Agreement dated September 24, 1997 between Duramed Pharmaceuticals, Inc. and Warner-Lambert Company (assigned to Galen (Chemicals) Limited pursuant to the femhrt(R) Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.).

8.1*     Subsidiaries of the Registrant.

11*      Code of Business Conduct and Ethics.

12.1* Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2* Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1* Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2* Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99*      2003 Annual Report and Accounts.

----------------
* Filed herewith.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              GALEN HOLDINGS PLC

                                              /s/ R. GEOFFREY ELLIOTT
                                              ----------------------------------
                                              R. Geoffrey Elliott
                                              Chief Financial Officer

December 31, 2003