Form 20-F/A
period 2003-09-30
GALEN HOLDINGS PLC
filed 2004-01-05
CIK 1113445

================================================================================

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

                                EXPLANATORY NOTE

         This annual report on Form 20-F amends the annual report filed with the Securities and Exchange Commission on December 31, 2003 to attach additional exhibits.

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

4.30+ Manufacturing Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company.

4.31+ Estrostep(R) and Loestrin(R) Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.

4.32+ femhrt(R) Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.

4.33+ Transitional Supply Agreement dated March 27, 2003 between Galen (Chemicals) Limited and Pfizer Inc.

4.34+ Co-promotion Agreement dated May 1, 2003 between Galen (Chemicals) Limited and Bristol-Myers Squibb Company.

4.35+ Option Agreement dated April 1, 2003 between Galen (Chemicals) Limited and Bristol-Myers Squibb Company.

4.36+ Development Agreement dated April 2, 2003 between Galen (Chemicals) Limited and LEO Pharma A/S.

4.37+ Manufacturing, Packaging, Labelling, Testing, QP Release, Storage & Despatch Agreement dated December 2, 2003 between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited.

4.38+ Business Purchase Agreement dated December 2, 2003 between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited.

4.39+ Credit Agreement dated March 5, 2003 among Galen (Chemicals) Limited, Galen Holdings PLC, the companies listed on Schedule 1 thereto as original guarantors, ABN AMRO Bank N.V., Barclays Capital and The Governor and Company of the Bank of Ireland as mandated lead arrangers, the financial institutions listed on Schedule 1 thereto as original lenders and The Governor and Company of the Bank of Ireland as facility agent.

4.40+ Manufacturing Agreement dated September 24, 1997 between Duramed Pharmaceuticals, Inc. and Warner-Lambert Company (assigned to Galen (Chemicals) Limited pursuant to the femhrt(R) Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.).

4.41* Master Agreement dated April 1, 2003 between Galen (Chemicals) Limited and LEO Pharma A/S.

8.1+     Subsidiaries of the Registrant.

11+      Code of Business Conduct and Ethics.

12.1* Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2* Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1* Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2* Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99+      2003 Annual Report and Accounts.

----------------
* Filed herewith.
+ Incorporated by reference to the Company's Annual Report on Form 20-F filed on December 31, 2003 for the year ended September 30, 2003 (File No. 333-12634).

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

January 5, 2004