Form 20-F/A
period 2003-09-30
WARNER CHILCOTT PLC
filed 2005-01-05
CIK 1113445

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT No. 2

☐	Registration statement pursuant to Section 12 (b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2003
or
☐	Transition report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934
Commission file number 333-12634

WARNER CHILCOTT PUBLIC LIMITED COMPANY
(formerly GALEN HOLDINGS PUBLIC LIMITED COMPANY)

(Exact name of Registrant as specified in its charter)

NORTHERN IRELAND
(Jurisdiction of incorporation or organization)

MILLBROOK, OLD BELFAST ROAD, LARNE, NORTHERN IRELAND BT40 2SH
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:
None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Title of each class	Name of each exchange on which registered

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 4 ORDINARY SHARES, PAR VALUE 10.0 U.K. PENCE PER ORDINARY SHARE	NASDAQ® NATIONAL MARKET

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

Yes: ☒	No: ☐

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐	Item 18 ☒

Explanatory Note:

        This Form 20-F/A is being filed by Warner Chilcott PLC (formerly Galen Holdings PLC which is collectively referred to as "Galen", "the Company", "we", "us" or "our") as Amendment No. 2 (this "Amendment No. 2) to its 2003 Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 31, 2003, as amended on January 5, 2004 ("Amendment No. 1"). The purpose of this Amendment No. 2 is to reflect restatements of the Company's Consolidated Financial Statements as of September 30, 2003, 2002 and 2001 and for each of the years in the two-year period ending September 30, 2003.

        The Company had acquired various product rights and other intellectual property in a series of transactions during the last three years. These product rights were purchased through the Company's subsidiary in the Republic of Ireland where the amortization is not deductible for tax purposes. As a result of the inability to deduct the amortization for tax purposes, the Company originally recorded a deferred tax liability at acquisition and increased the value of the various product rights and other intellectual property by an equal amount. The Company has now determined that the cost of the various product rights and other intellectual property is deductible for tax purposes upon sale and accordingly, the deferred tax liability should not have been recorded and the value of the various product rights and other intellectual property should not have been increased.

        As a result of the matters described above, the Company has restated its fiscal years 2003 and 2002 financial statements to (in thousands of U.S. dollars):

  •
  Reduce the intangible asset balance at September 30, 2003 and 2002 by $114,577 and $21,708 respectively

  •
  Reduce the deferred tax liability at September 30, 2003 and 2002 by $114,577 and $21,708 respectively

  •
  Reduce amortization of intangible assets for the year ended September 30, 2003 and 2002 by $3,948 and $993 respectively.

  •
  Increase the provision for income taxes for the year ended September 30, 2003 and 2002 by $3,948 and $993 respectively.

  •
  Record a deferred tax asset with an offsetting valuation allowance at September 30, 2003 and 2002 of $4,251 and $865 respectively

        The restatement had no impact on the Company's net assets at September 30, 2003, 2002 and 2001 since the reduction of the intangible asset balance was equal to the reduction in the deferred tax liability as described above. Additionally, the restatement had no impact on net income for the fiscal years ended 2003 and 2002, since the increase in the provision for income taxes was equal to the reduction in amortization of intangible assets.

        There was no effect whatsoever on the income statement for the year ended September 30, 2001 because the various product rights and other intellectual property were purchased at the end of the year. See further disclosure in Note 2 to the Consolidated Financial Statements.

        This Amendment No. 2 amends and restates the following Items of Warner Chilcott's Amendment No. 1:

  •
  "Item 3—Key Information"

      —A    Selected Financial Data;

  •
  "Item 5—Operating and Financial Review and Prospects"

      —A    Operating Results

      —B    Liquidity and Capital Resources;

  •
  "Item 18—Financial Statements"; and

  •
  "Item 19—Exhibits".

        The information contained in the remainder of Items 3 and 5 speak as of the date of the filing on January 5, 2004 of the Company's Amendment No. 1 and have not been updated or otherwise revised since the restatement did not affect these sub-items.

        All other Items, which have been omitted from this Amendment No. 2, are unchanged and reflect the disclosures made at the date of the filing on January 5, 2004 of the Company's Amendment No. 1.

        This Amendment No. 2 does not reflect events occurring after the original filing.

Item 3.    Key Information.

  A.    Selected Financial Data

        Set forth below is selected consolidated financial data of Galen Holdings PLC and its subsidiaries, in this Amendment No. 2, at the dates and for the years indicated. The selected consolidated operations data for the three years ended September 30, 2003 and the selected balance sheet data as of September 30, 2003 and 2002 were derived from our audited U.S. GAAP financial statements for those periods and as of those dates, which are included in "Item 18—Financial Statements" of this Amendment No. 2. The selected consolidated operations data for the two years ended September 30, 2000 and the selected balance sheet data as of September 30, 2001, 2000 and 1999 were derived from our audited U.S. GAAP historical financial statements, which are not included in this Amendment No. 2. The consolidated financial statements as of and for the years ended September 30, 2003 and 2002 have been restated as discussed in note 2 to the consolidated financial statements. The consolidated balance sheet as of September 30, 2001 has also been restated. The selected consolidated financial data set forth below should be read in conjunction with "Item 5—Operating and Financial Review and Prospects" in this Amendment No. 2 and our audited consolidated financial statements included in "Item 18—Financial Statements" of this Amendment No. 2.

	Years ended September 30,
	1999	2000	2001	2002	2003
				(As Restated)	(As Restated)
	(in thousands, except share data)
Statement of Operations Data:
Product revenue(1)	$62,925	$69,466	$183,822	$235,221	$432,262
Cost of sales (excluding depreciation shown below)	29,113	33,067	44,243	51,550	72,656
Selling, general and administrative	6,957	9,548	64,760	64,530	135,875
Research and development	6,482	12,504	13,694	19,783	28,685
Depreciation	3,376	3,423	4,303	5,323	6,844
Amortization	231	2,538	26,185	18,504	38,375
Acquired in-process research and development(2)	1,664	26,400	—	—	—

Total operating expenses	47,823	87,480	153,185	159,690	282,435

Operating income (loss)	15,102	(18,014)	30,637	75,531	149,827

Net interest income (expense)	173	1,953	(16,041)	(18,836)	(8,064)

Income (loss) before taxes	15,275	(16,061)	14,596	56,695	141,763

Provision for income taxes	4,583	4,049	6,011	19,647	45,608

Income (loss) from continuing operations	10,692	(20,110)	8,585	37,048	96,155

Discontinued operations, net of tax(3)	8,345	12,753	7,841	108,128	—

Net income (loss)	$19,037	$(7,357)	$16,426	$145,176	$96,155

Net income (loss) per ADS:
Continuing operations
Basic(4)(5)(6)	$0.37	$(0.66)	$0.21	$0.80	$2.10

Diluted(4)(5)(6)	$0.37	$(0.66)	$0.21	$0.80	$2.08

Net income (loss) per ADS:
Basic(4)(5)(6)	$0.65	$(0.24)	$0.41	$3.13	$2.10

Diluted(4)(5)(6)	$0.65	$(0.24)	$0.40	$3.12	$2.08

Weighted average ADS equivalents outstanding:
Basic(4)(5)(6)	29,082,360	30,361,093	40,388,685	46,311,241	45,893,514

Diluted(4)(5)(6)	29,097,402	30,361,093	41,040,069	46,582,659	46,126,060

Cash dividend per ADS	$0.09	$0.11	$0.13	$0.16	$0.21

Cash dividend per ADS	£0.06	£0.07	£0.09	£0.11	£0.13

	As of September 30,
	1999	2000	2001	2002	2003
			(As Restated)	(As Restated)	(As Restated)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(4)(6)(7)	$7,523	$118,647	$326,076	$313,012	$89,073
Total assets(4)(6)(7)	107,338	682,061	1,133,039	1,042,805	1,453,327
Long-term debt(4)(6)(8)	22,269	219,412	257,388	51,345	342,153
Shareholders' equity(4)(6)	106,423	444,269	738,183	909,007	997,125
Share capital(4)(6)	19,646	25,498	29,902	29,981	30,046
Additional paid-in capital(4)(6)	$44,229	$399,656	$673,144	$677,417	$676,528

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

        Our branded pharmaceutical products are or may become subject to competition from generic equivalents because there is no proprietary protection for some of the branded pharmaceutical products we sell. Generic substitutes for some of our branded pharmaceutical products are sold by other pharmaceutical companies which claim that their products provide equivalent therapeutic benefits at a lower cost. For instance, Estrace® tablets and Loestrin® currently face generic competition and, although Estrace® tablets accounts for about 13.5% of oral estrogen therapy products prescribed in the United States according to IMS Health, a market data provider. Estrace® tablets currently experiences a substitution rate in excess of 90%. Typically, upon the introduction of a generic version of a branded product, 90% or more of the prescriptions written by authorized prescribers for the branded product may be filled with a generic at the pharmacy, resulting in a commensurate loss in sales of the branded product (substitution rates are lower for products which enjoy greater brand loyalty, such as oral contraceptives). In addition, we have entered into a letter of intent with Barr Laboratories ("Barr") that would permit Barr to launch generic versions of femhrt® and Estrostep® six months prior to patent expiry in 2010 and 2008, respectively. Under a separate letter of intent, Barr would grant Galen an option to acquire an exclusive license for Barr's generic version of our currently marketed Ovcon® 35 oral contraceptive, which is not protected by a patent or other exclusivity rights. These transactions are subject to negotiation of definitive agreements, completion of due diligence and other conditions including antitrust review by the U.S. Federal Trade Commission. We cannot assure you what effect, if any, these activities will have on our results of operations. In addition, we are engaged in litigation to enforce the patent for Sarafem®. An adverse outcome in this litigation would permit the marketing of generic competitors to Sarafem® which would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem® would likely drastically reduce sales of Sarafem®. In addition, legislation enacted in the United States allows, or, in a few instances, in the absence of specific instructions from the prescribing physician, mandates the use of generic products rather than brand name products. This legislation and other pressure to reduce pharmaceutical costs may result in pharmacists filling prescriptions for our branded products with generic substitutes. Increased competition from the sale of competing generic pharmaceutical products may cause a material decrease in revenue from our branded pharmaceutical products.

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

        Eli Lilly and Company ("Lilly") initiated legal proceedings in 2002 against Teva Pharmaceuticals ("Teva") for patent infringement. These proceedings were initiated in response to an abbreviated new drug application filed by Teva to market a generic version of Sarafem®. Galen acquired the U.S. sales and marketing rights to Sarafem® in January 2003. Galen has continued to pursue these claims vigorously. The bench trial in this case took place in November 2003. After the exchange of post-trial briefs and responses in January 2004, the case will be decided. We cannot assure you when the case will be decided or whether the patent will ultimately be held valid, enforceable or infringed. In the event the patent is found valid and infringed, an injunction would be available until at least November 2007. An adverse outcome in this proceeding would likely have a material adverse effect on our results of operations because the introduction of a generic competitor to Sarafem® would likely drastically reduce sales of Sarafem®.

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

        Three of our products, Estrace® tablets, Estrace® cream and Menoring®/Femring® are estrogen therapy ("ET") products, and one of our products, femhrt®, is a combined estrogen-progestogen therapy ("EPT") product. These hormone therapy products are used by women to alleviate symptoms associated with menopause. Recent studies have analyzed the health effects of ET and EPT products. The outcome of these studies and any resulting changes in labeling for our products may affect the acceptability of our products by patients, the willingness of physicians to prescribe our products for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our products and our overall rate of growth may be lower.

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

        We acquired a significant amount of goodwill in connection with our acquisition of Warner Chilcott, which is subject to annual or more frequent impairment testing. We currently do not anticipate any impairment charges.

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

        Under pre-existing U.S. law, U.S. individuals may import prescription drugs from Canada for their personal use under specified circumstances. Other imports although illegal under U.S. law also enter the country as a result of the resource constraints and enforcement priorities of the FDA and the U.S. Customs Service. In addition, in December 2003, the United States enacted the Medicare Prescription Drug, Improvement, and Modernization Act, which would permit pharmacists and wholesalers to import prescription drugs into the United States from Canada under specified circumstances. These additional import provisions will not take effect until the Secretary of Health and Human Services makes a required certification regarding the safety and cost savings of imported drugs and the FDA has promulgated regulations setting forth parameters for importation. If these provisions take effect, the volume of prescription drug imports from Canada could increase significantly. Even if these provisions do not take effect, the volume of prescription drug imports from Canada could increase due to a variety of factors, including proposals by certain state and local governments to facilitate Canadian imports. We currently sell Loestrin® and femhrt® in Canada. In addition, Estrace® tablets, Dovonex® and Dovobet® are sold in Canada by third parties. For the year ended September 30, 2003, Loestrin®, femhrt® and Estrace® products accounted for 28.9% of our sales. Due to government price regulation in Canada, these products are generally sold in Canada for lower prices than in the United States. As a result, if these drugs are imported into the United States from Canada, we may experience reduced sales or profit margins.

We cannot assure you that our products using the vaginal ring drug delivery technology will be successful.

        The successful launch of products using our proprietary vaginal ring technology is a part of our growth strategy. Our vaginal ring technology consists of a silicone ring, containing an active ingredient, which is inserted into the vagina where the active ingredient is absorbed. To date, vaginal ring technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. We have recently launched Femring®, our first product using our proprietary vaginal ring technology in the United States. We cannot assure you that sales of Femring® will achieve anticipated results. Other alternative estrogen therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are familiar to many prescribing physicians and their patients. If our vaginal ring products are not accepted as an alternative method of administration of estrogen therapy, we may not achieve our anticipated sales levels for these products. In such an event, we may not be able to recoup our investment in the development of vaginal ring products.

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

        Effect of the Acquisition of Warner Chilcott.    On September 29, 2000, we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for $325.5 million. The acquisition, accounted for as a purchase, has and will continue to affect our results of operations. We recognized goodwill in the amount of $212.1 million. Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001. We recognized intangible assets in the amount of $199.9 million related to the Ovcon® 35, Ovcon® 50 and Estrace® cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology, and we amortize these amounts over a period of 20 years.

        In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12.625% senior notes due 2008 ("Notes"). After certain noteholders exercised their repurchase rights in connection with our acquisition of Warner Chilcott, $159.7 million of senior notes remained outstanding. During the year ended September 30, 2002, we repurchased $111.3 million of principal amount of senior notes in privately negotiated transactions, and an additional $2.9 million of principal amount in the year ended September 30, 2003. As of September 30, 2003, the principal amount of senior notes outstanding amounted to $45.5 million. Under the terms of the indenture, Warner Chilcott is permitted to redeem the senior notes on or after February 15, 2004. On December 18, 2003, Warner Chilcott gave notice to the trustee under the indenture of its intention to redeem all of the outstanding senior notes on February 15, 2004.

        Effect of Acquisitions and Disposals.    We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000. As a result of these product acquisitions, we have recognized intangible assets totaling approximately $796 million. We are amortizing this amount over 20 years, which has the effect of reducing our net income accordingly. We may acquire additional products in the future. We also disposed of our CSS business in December 2001, CTS business in May 2002, ICTI business in August 2002 and therefore no longer have any pharmaceutical services businesses. The following discussion does not include the results from these discontinued businesses unless otherwise indicated. A description of these acquisitions and disposals may be found under "Item 4—Information on the Company." A consequence of our recent acquisitions is that our results of operations may not be comparable to prior year periods.

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

Year Ended September 30, 2003
Doryx®	$54.1
Estrace® cream	44.8
Estrostep®	26.5
femhrt®	22.6
Femring®	2.3
Loestrin®	34.9
Ovcon®	58.6
Sarafem®	59.9
All other	128.6

$432.3

        Although revenue from our newly acquired products significantly contributed to our increased revenue in fiscal 2003, revenues for our existing products promoted by our sales force increased as well. Revenues for Ovcon®, Estrace® cream and Doryx® increased by 27% compared to fiscal 2002. In January 2003, we acquired the U.S. sales and marketing rights to Sarafem® from Lilly for cash consideration of approximately $295 million. Sarafem® is a treatment for premenstrual dysphoric disorder, a severe form of premenstrual syndrome. In March 2003, we acquired two oral contraceptives, Estrostep® and Loestrin®, from Pfizer, Inc. for an initial cash consideration of approximately $197 million. We acquired femhrt® in April 2003 for an initial cash consideration of approximately $162 million. femhrt® is a continuous estrogen-progestogen therapy. No revenue for these newly acquired products was recorded in fiscal 2002. In June 2003, we launched Femring®, our vaginal ring for estrogen therapy.

        Gross profit and gross margin.    Gross profit of $359.6 million for fiscal 2003 increased $175.9 million, or 96%, from $183.7 million in fiscal 2002. Our gross margin was 83% in fiscal 2003 compared to 78% in fiscal 2002. These improved results correspond with the increase in revenues from our branded pharmaceutical products in the United States.

        Selling, general and administrative expenses.    Selling, general and administrative expenses of $135.9 million increased $71.3 million, or 111%, from $64.5 million in fiscal 2002 primarily due to increased selling, advertising and promotion costs incurred as we expanded our sales force and increased spending on promoting our broadened product portfolio. Included in the increase in our promotion and advertising costs is $21.4 million associated with our June 2003 U.S. launch of Femring®. The average number of representatives on our sales force in fiscal 2003 was 328, an increase of 26% as compared to the fiscal 2002 average of 261. As of September 30, 2003 we had approximately 390 sales representatives.

        Research and development.    Research and development expenses of $28.7 million increased $8.9 million, or 45%, from $19.8 million in fiscal 2002 reflecting our ongoing investment in our pipeline of products. During fiscal 2003, we received final approval from the FDA for Femring®, and we completed work on the NDA for our oral estradiol acetate product, Femtrace™, for the treatment of the symptoms of menopause. The NDA for Femtrace™ was accepted for filing by the FDA on December 19, 2003. In November 2003, we received final FDA approval for our new Ovcon® 35 chewable tablet product. We expect to submit an NDA for our Doryx® line extension in early calendar 2004 and an NDA for MetroRing™ in the second half of calendar 2004. Also in fiscal 2003, we received final approval by the FDA for Femring®, our first vaginal ring product to be approved in the United States. We received final FDA approval for our new Ovcon® 35 chewable tablet product in November 2003.

        Depreciation and amortization.    Depreciation expense of $6.8 million increased $1.5 million, or 29%, from $5.3 million in fiscal 2002 resulting from investments in property, plant and equipment in the ordinary course. Amortization expense of $38.4 million increased $19.9 million, or 107%, from $18.5 million in fiscal 2002. This increase was primarily due to the amortization of Estrostep® and Loestrin® acquired in March 2003, femhrt® acquired in April 2003, the U.S. sales and marketing rights to Sarafem® acquired in January 2003, and Duricef® and Moisturel® acquired in March 2002.

        Interest income and interest expense.    Interest income of $3.2 million decreased $7.6 million, or 71%, from $10.8 million in fiscal 2002 as funds on hand were significantly less during fiscal 2003. During the second and third quarters of fiscal 2003, we acquired femhrt®, Estrostep®, Loestrin® and the U.S. sales and marketing rights for Sarafem® for a total of approximately $654 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in long-term debt, under our $450 million credit facility put in place during the second quarter of fiscal 2003. Interest expense of $11.3 million decreased $18.4 million, or 62%, from $29.7 million in fiscal 2002. This decrease was primarily due to net costs of $13.2 million, associated with our early retirement of debt, which are included in our results for fiscal 2002. These costs were the result of our fiscal 2002 purchase of $111.3 million principal amount of the Notes acquired as part of the Warner Chilcott transaction. In fiscal 2003, we purchased an additional $2.9 million principal amount of Notes, and recorded net costs of $0.2 million. We purchased the Notes in privately negotiated transactions. The average principal amount outstanding during fiscal 2002 was $111.4 million, compared to a balance of $48.2 million during fiscal 2003. The reduction in interest charges related to our purchase of the Notes more than offset the interest expense associated with our fiscal 2003 drawdown of approximately $350 million in debt under our credit facility, having the effect of further lowering our interest charges in fiscal 2003 as compared to fiscal 2002.

        Provision for income taxes.    Taxes of $45.6 million increased $26 million from $19.6 million in fiscal 2002. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both fiscal 2003 and 2002. The federal statutory rate in the United States was 35% in both fiscal 2003 and 2002. In the Republic of Ireland, the statutory rate was 13% in fiscal 2003 and 17% in fiscal 2002. Our effective tax rate was 32% in fiscal 2003, compared to 35% in fiscal 2002, the decrease reflecting the lower tax rates in the Republic of Ireland.

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

        Net income.    Due to the factors set forth above, we reported net income of $96.2 million as compared to $145.2 million in fiscal 2002. Our discontinued operations, including the gain on disposal, accounted for $108.1 million of our net income for fiscal 2002. Net income per ADS was $2.10 (basic) and $2.08 (diluted), compared to $3.13 (basic) and $3.12 (diluted) in fiscal 2002. The weighted average number of ADS equivalent shares outstanding decreased by 0.4 million due to our repurchase of 0.5 million ADS equivalents in the last quarter of fiscal 2002. Our Board of Directors recommended the payment of a final dividend of 2.4 pence per ordinary share, a 20% increase over fiscal 2002, making the total dividend for fiscal 2003 3.6 pence per ordinary share compared to 3.0 pence per ordinary share in fiscal 2002.

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

        Our top three performing products, Ovcon®, our oral contraceptive, Estrace® cream, for local treatment of urogenital symptoms associated with menopause, and Doryx®, our pelletized oral formulation of doxycycline for the treatment of acne, continued to grow during fiscal 2002. Contributing to the growth was our launch in January 2002 of our new 75 mg. dosage strength for Doryx® to complement our successful Doryx® 100 mg. product. During fiscal 2002, we further expanded our portfolio of products marketed to the dermatologist in the United States with our acquisition of Duricef® and Moisturel® in March 2002. Sales for Estrace® tablets, acquired in June 2001, were recorded for a full year in fiscal 2002 and for our final quarter in fiscal 2001.

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

        Research and Development.    Our research and development expenses of $19.8 million increased 45%, or $6.1 million, from $13.7 million in fiscal 2001 as we continued to increase our investment in our pharmaceutical product portfolio. Our activities were focused on the development of proprietary products for marketing in the United States, based on the vaginal ring. We also pursued new products and line extensions of our branded products that would complement and strengthen our existing product line. During fiscal year 2002, we submitted NDAs with the FDA for our vaginal ring estrogen therapy (Femring®) and our new Ovcon® 35 chewable tablet product. In fiscal 2002, we worked on our proprietary line extension for Estrace® tablets (Femtrace™) and the NDA for this product was accepted for filing by the FDA on December 19, 2003. Our activities also included the development of other vaginal ring applications for the treatment of sexual dysfunction and local infection.

        Depreciation and amortization expense.    Depreciation expense of $5.3 million for fiscal 2002 increased $1.0 million from $4.3 million in fiscal 2001. This increase was the result of our continued investment in our property, plant and equipment. Amortization expense of $18.5 million decreased 29%, or $7.7 million, from $26.2 million in fiscal 2001. Effective October 1, 2001, we ceased amortizing our goodwill due to our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The resulting reduction in amortization expense of $13.6 million was significantly offset by the increase in amortization expense associated with our acquisition of Duricef® and Moisturel® in March 2002 and Estrace® tablets in June 2001.

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

        Provision for income taxes.    Taxes increased 227%, or $13.6 million to $19.6 million for fiscal 2002 compared to $6.0 million for fiscal 2001. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both fiscal 2002 and 2001. The federal statutory rate in the United States was 35% in both years. In the Republic of Ireland, the statutory rate was 17% in fiscal 2002 and 21% in fiscal 2001. Our effective tax rate was 35% in fiscal 2002 and 41% in fiscal 2001. The lower effective tax rate in fiscal 2002 is primarily attributable to the cessation of goodwill amortization effective October 1, 2001 described above.

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

  B.    Liquidity and Capital Resources

        We ended fiscal 2003 with $89.1 million cash on hand as compared to $313 million at September 30, 2002. During fiscal year 2003, we acquired femhrt®, Estrostep®, Loestrin® and the U.S. sales and marketing rights for Sarafem® for a total of approximately $654 million. These transactions were financed from cash on hand and the drawdown of approximately $350 million in senior debt, part of a $450 million credit facility put in place during fiscal 2003.

        The following table summarizes our net (decrease)/increase in cash and cash equivalents:

	For the Years Ended September 30,
	2003	2002	2001
	(in thousands)
Net cash provided by operating activities	$164,077	$73,378	$52,913
Net cash (used in)/provided by investing activities	(670,677)	160,464	(140,804)
Net cash provided by/(used in) financing activities	282,570	(267,300)	300,145

Net (decrease)/increase in cash and cash equivalents	$(224,030)	$(33,458)	$212,254

        Our net cash provided by operating activities increased by $90.7 million in fiscal 2003 compared to 2002 primarily reflecting our increased operating results from continuing operations generated from our recent product acquisitions and growth in existing promoted products. Our working capital movement decreased $11.4 million from fiscal 2002 as a result of an increased level of payables. Our net debt as of September 30, 2003 was $253.3 million, and consisted of $295.8 million in term loans, $46.6 million in Warner Chilcott senior notes less $89.1 million in cash.

        On March 5, 2003, we entered into the above mentioned $450 million credit facility with ABN AMRO Bank N.V., Barclays Bank PLC and Bank of Ireland. This senior debt facility provides for a $100 million multi-currency revolving facility, a $250 million three-year term loan facility and a $100 million five-year term loan facility. The term loan facilities were made available to us in connection with our acquisitions of Sarafem®, Estrostep®, Loestrin® and femhrt®, and have been drawn down by us in the second and third quarters of our fiscal year 2003 as we completed these purchase transactions. We may use the $100 million multi-currency revolving facility for all general corporate and working capital purposes other than to finance the above-mentioned acquisitions and related expenses. This credit agreement places certain restrictive covenants on Galen and requires us to comply with certain financial covenants. As of September 30, 2003, Galen was in compliance with these financial covenants. It also contains certain events of default, which give the lenders the right to demand repayment of the amounts drawn down under the credit agreement. Interest is payable at a rate representing a margin which is initially, and the maximum, a rate of 1.25 percent per annum (and which shall be adjusted from time to time according to compliance by Galen with certain financial covenants) above the London (or European in the case of an advance denominated in Euro) interbank offered rate plus mandatory costs. This credit agreement also contains customary warranties and indemnities for a facility of this nature. As of September 30, 2003, we had $100 million available for use under the revolving facility.

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

Financial Condition

	As of September 30,
	2003	2002
	(As Restated)	(As Restated)
	(in thousands)
Total assets	$1,453,327	$1,042,805

Indebtedness	$342,389	$51,961
Other liabilities	113,813	81,837

Total liabilities	$456,202	$133,798

        Total assets as of September 30, 2003 increased $410.5 million compared to September 30, 2002 primarily due to our fiscal 2003 acquisition of femhrt®, Estrostep®, Loestrin® and the U.S. sales and marketing rights for Sarafem® for which we recognized intangible assets totaling $654 million. This significant increase in total assets was partially offset by our decrease in cash and cash equivalents of $223.9 million. The primary factor contributing to the decrease in our cash and cash equivalents was the forementioned acquisitions which were financed with cash on hand and the drawdown of approximately $350 million in senior debt. Our indebtedness as of September 30, 2003 increased $290.4 million compared to September 30, 2002 primarily as a result of the $350 million in senior debt. Shareholders' equity increased $88.1 million principally as a result of our fiscal 2003 net income of $96.2 million offset by $9.2 million in dividends declared.

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

  C.    Research and Development, Patents and Licenses, Etc.

        For a discussion of our research and development activities, patents and licenses, please see the information set forth under the heading "Item 4—Information on the Company?Business Overview?Research and Development" in this annual report.

  D.    Trend Information

        Several trends may affect our future results of operations, liquidity and capital resources, including:

        - Acceptability of hormone replacement therapy;

        - Acceptability of vaginal ring technology; and

        - Delays in introducing new products due to governmental regulation.

Acceptability of hormone therapy.

        Three of our products, Estrace® tablets, Estrace® cream and Menoring®/Femring® are estrogen therapy ("ET") products, and one of our products, femhrt®, is a combined estrogen-progestogen hormone therapy ("EPT") product. In July 2002, a clinical trial that was part of a long-term study that focuses on strategies for preventing heart disease, breast and colorectal cancer and osteoporosis in postmenopausal women ("WHI") was terminated early when the safety monitoring board determined that the risks of the trial exceeded the benefits. The trial compared Prempro™ (an EPT product containing Premarin® and the progestin medroxyprogesterone acetate) to a placebo in non-hysterectomized patients. Despite a decrease in the incidence of hip fracture and colorectal cancer, there was an increased risk of invasive breast cancer, coronary heart disease, stroke, and blood clots in patients randomized to Prempro™. A related clinical trial comparing Premarin® (an ET product containing conjugated equine estrogens) to a placebo in hysterectomized patients for the prevention of heart disease and osteoporosis, and any associated risk of breast cancer, is still continuing at the recommendation of the safety monitoring board.

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

F.    Tabular Disclosure of Contractual Obligations

        The following table summarizes our financial commitments as of September 30, 2003:

Cash Payments Due by Period
(in thousands)

	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Long-term debt:
Variable rate bank debt	$294,991	$102,813	$163,459	$28,719	$—
Fixed rate bank debt	577	275	302	—	—
Fixed rate notes	46,585	—	—	46,585	—
Supply agreement obligations	73,475	37,175	24,300	12,000	—
Capital lease obligations	236	233	3	—	—
Operating lease obligations	4,959	1,227	1,699	2,033	—

Total contractual obligations	$420,823	$141,723	$189,763	$89,337	$—

Item 18.    Financial Statements.

    •    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

         To the Board of Directors and Shareholders of Galen Holdings PLC.

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Galen Holdings PLC and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As discussed in Note 2 to the Consolidated Financial Statements, the financial statements as of and for the years ended September 30, 2003 and 2002 have been restated, for certain matters related to accounting for income taxes.

                      /s/
                      PricewaterhouseCoopers LLP

Belfast
Northern Ireland
December 22, 2003 except for Note 2, as to which the date is January 5, 2005.

GALEN HOLDINGS PLC

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except per share data)

	September 30,
	2003	2002
	(As Restated)	(As Restated)
ASSETS
Current Assets:
Cash and cash equivalents	$89,073	$313,012
Accounts receivable, net	38,042	32,869
Inventories	32,808	26,902
Deferred tax asset	2,539	—
Prepaid expense and other current assets	6,808	4,397

Total current assets	169,270	377,180

Property, plant and equipment, net	64,594	63,394
Intangible assets, net	994,529	360,023
Goodwill, net	224,934	242,208

Total assets	$1,453,327	$1,042,805

LIABILITIES
Current Liabilities:
Accounts payable	$19,592	$14,007
Accrued and other current liabilities	70,848	44,053
Current installments of long-term debt	103,088	616
Current installments of obligations under capital leases	233	392
Income taxes	17,442	11,052

Total current liabilities	211,203	70,120

Other Liabilities:
Long-term debt, excluding current installments	239,065	50,729
Long-term obligations under capital leases, excluding current installments	3	224
Deferred income taxes	—	6,536
Other non-current liabilities	5,931	6,189

Total liabilities	456,202	133,798

SHAREHOLDERS' EQUITY
Ordinary shares, par value £0.10 per share; 250,000,000 (2002: 250,000,000) shares authorized, 188,209,895 shares issued and outstanding at September 30, 2003, and 187,805,263 shares issued and outstanding at September 30, 2002	30,046	29,981
Additional paid-in capital	676,528	677,417
Retained earnings	278,720	191,806
Treasury stock	(23,638)	(23,893)
Accumulated other comprehensive income	35,469	33,696

Total shareholders' equity	997,125	909,007

Total liabilities and shareholders' equity	$1,453,327	$1,042,805

See accompanying notes to consolidated financial statements.

GALEN HOLDINGS PLC

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Years Ended September 30,
	2003	2002	2001
	(As Restated)	(As Restated)
REVENUES
Products	$432,262	$235,221	$183,822

OPERATING EXPENSES
Cost of sales (excluding depreciation shown below)	72,656	51,550	44,243
Selling, general and administrative	135,875	64,530	64,760
Research and development	28,685	19,783	13,694
Depreciation	6,844	5,323	4,303
Amortization	38,375	18,504	26,185

Total operating expenses	282,435	159,690	153,185

OPERATING INCOME	149,827	75,531	30,637

OTHER INCOME (EXPENSE)
Interest income	3,188	10,816	6,319
Interest expense	(11,252)	(29,652)	(22,360)

Total other income (expense)	(8,064)	(18,836)	(16,041)

INCOME BEFORE TAXES	141,763	56,695	14,596

Provision for income taxes	45,608	19,647	6,011

INCOME FROM CONTINUING OPERATIONS	96,155	37,048	8,585

DISCONTINUED OPERATIONS
Income from discontinued operations (net of tax charge of $2,213; 2001: $3,666)	—	7,037	7,841
Gain on disposal of discontinued operations (net of tax charge of $3,893)	—	101,091	—

NET INCOME	$96,155	$145,176	$16,426

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE:
– continuing operations	$0.52	$0.20	$0.05
– earnings from discontinued operations	—	0.04	0.05
– gain on disposal of discontinued operations	—	0.54	—

Basic and diluted net income per ordinary share	$0.52	$0.78	$0.10

BASIC NET INCOME PER ADS:
– continuing operations	$2.10	$0.80	$0.21
– earnings from discontinued operations	—	0.15	0.20
– gain on disposal of discontinued operations	—	2.18	—

Basic net income per ADS	$2.10	$3.13	$0.41

DILUTED NET INCOME PER ADS:
– continuing operations	$2.08	$0.80	$0.21
– earnings from discontinued operations	—	0.15	0.19
– gain on disposal of discontinued operations	—	2.17	—

Diluted net income per ADS	$2.08	$3.12	$0.40

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic	183,574,057	185,244,963	161,354,740

Diluted	184,504,240	186,330,634	164,160,276

WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING:
Basic	45,893,514	46,311,241	40,338,685

Diluted	46,126,060	46,582,659	41,040,069

See accompanying notes to consolidated financial statements.

GALEN HOLDINGS PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of U.S. dollars, except per share data)

	Number of Ordinary Shares	Number of Equivalent ADSs (Representing Four Ordinary Shares)	Share Capital	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumu- lated Other Compre- hensive Income (Loss)	Total
Balance at September 30, 2000	158,965,206	39,741,302	$25,498	$399,656	$42,568	$(11,950)	$(11,503)	$444,269
Net income	—	—	—	—	16,426	—	—	16,426
Dividends declared—$0.13 per ADS	—	—	—	—	(5,012)	—	—	(5,012)
Shares issued net of costs	30,346,092	7,586,523	4,404	269,081	—	—	—	273,485
Exchange difference	—	—	—	—	—	—	4,102	4,102
Treasury stock disposals	—	—	—	(506)	—	506	—	—
Stock compensation expense	—	—	—	4,913	—	—	—	4,913

Balance at September 30, 2001	189,311,298	47,327,825	29,902	673,144	53,982	(11,444)	(7,401)	738,183
Net income	—	—	—	—	145,176	—	—	145,176
Dividends declared—$0.16 per ADS	—	—	—	—	(7,352)	—	—	(7,352)
Shares issued net of costs	543,965	135,991	79	3,973	—	—	—	4,052
Shares repurchased	(2,050,000)	(512,500)	—	—	—	(12,478)	—	(12,478)
Exchange difference	—	—	—	—	—	—	41,097	41,097
Treasury stock disposals	—	—	—	(29)	—	29	—	—
Stock compensation expense	—	—	—	329	—	—	—	329

Balance at September 30, 2002	187,805,263	46,951,316	29,981	677,417	191,806	(23,893)	33,696	909,007
Net income	—	—	—	—	96,155	—	—	96,155
Dividends declared—$0.21 per ADS	—	—	—	—	(9,241)	—	—	(9,241)
Shares issued net of costs	404,632	101,158	65	470	—	—	—	535
Exchange difference	—	—	—	—	—	—	1,773	1,773
Treasury stock disposals	—	—	—	(255)	—	255	—	—
Stock compensation expense	—	—	—	(1,104)	—	—	—	(1,104)

Balance at September 30, 2003	188,209,895	47,052,474	$30,046	$676,528	$278,720	$(23,638)	$35,469	$997,125

See accompanying notes to consolidated financial statements.

GALEN HOLDINGS PLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	Years Ended September 30,
	2003	2002	2001
NET INCOME	$96,155	$145,176	$16,426

Other comprehensive income:
Foreign currency translation adjustment	1,773	41,097	4,102

Other comprehensive income	1,773	41,097	4,102

COMPREHENSIVE INCOME	$97,928	$186,273	$20,528

See accompanying notes to consolidated financial statements.

GALEN HOLDINGS PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years Ended September 30,
	2003	2002	2001
	(As Restated)	(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$96,155	$145,176	$16,426
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,844	8,751	8,902
Amortization	38,375	18,504	27,269
Profit on sale of businesses	—	(104,984)	—
Loss on sale of assets	240	—	37
Amortization of government grants	(1,135)	(1,576)	(2,016)
Loan notes premium adjustment	(265)	(3,723)	—
Stock compensation expense	(1,301)	323	4,913
Minority interest	—	47	177
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense and other assets	(7,584)	(12,859)	(8,387)
Increase in inventories	(5,906)	(3,005)	(2,098)
Increase in accounts payable, accrued liabilities and other liabilities	24,851	4,535	10,389
Income taxes	14,476	20,350	2,572
Foreign exchange (loss)/gain	(673)	1,839	(5,271)

Net cash provided by operating activities	164,077	73,378	52,913

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(664,229)	(42,037)	(93,898)
Purchase of fixed assets	(6,164)	(17,301)	(23,568)
Proceeds from sale of businesses	—	228,574	—
Deferred consideration and acquisition costs	(324)	(8,772)	(23,705)
Proceeds from sale of fixed assets	40	—	367

Net cash (used in)/provided by investing activities	(670,677)	160,464	(140,804)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loan notes repaid	(2,925)	(111,300)	(40,300)
Long-term debt obtained	350,000	—	72,382
Long-term debt repaid	(55,915)	(138,010)	—
Payments under capital leases	(414)	(557)	(577)
Purchase of own shares	—	(12,478)	—
Proceeds from share capital issue, net of expenses	535	156	272,993
Cash dividends paid	(9,241)	(7,352)	(5,012)
Government grants received	530	2,241	659

Net cash provided by/(used in) financing activities	282,570	(267,300)	300,145

Net (decrease)/increase in cash and cash equivalents	(224,030)	(33,458)	212,254
Cash and cash equivalents, beginning of year	313,012	326,076	113,671
Foreign exchange adjustment on cash and cash equivalents	91	20,394	151

Cash and cash equivalents, end of year	$89,073	$313,012	$326,076

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$11,502	$35,187	$25,752
Income taxes paid	$31,243	$6,636	$1,609
Non-cash investing and financing activities
Acquisitions of equipment through capital leases	$—	$—	$710
Common stock issued for acquisitions	$—	$956	$—
Acquisition of fixed assets through accrued liabilities	$8,436	$—	$—

See accompanying notes to consolidated financial statements.

GALEN HOLDINGS PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Dollars in Thousands Unless Otherwise Noted (Except Per Share Data)

1    Summary of Significant Accounting Policies

Description of Operations and Principles of Consolidation

        Galen Holdings PLC ("Galen" or the "Company") is a Northern Ireland public limited company based in Craigavon, Northern Ireland and Rockaway, New Jersey. The Company was founded in 1968, listed its ordinary shares on the London and Irish stock exchanges in 1997 and listed its American Depositary Receipt form, on NASDAQ® in September 2000. Galen is an international pharmaceutical company focused principally on the therapeutic areas of women's healthcare and dermatology. Galen's pharmaceutical products are promoted by the Company's sales and marketing organizations in the United States, United Kingdom and Republic of Ireland.

        The consolidated financial statements include the financial statements of Galen and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During the years 2000 through 2003 the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to the Company's acquisitions is provided in Note 3.

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

Stock Based Compensation

        The Company accounts for stock option grants in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and includes appropriate disclosures as required by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123".

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

        On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company reclassified the losses on extinguishments of debt that were classified as extraordinary items in the year ended September 30, 2002 since they did not meet the criteria in Opinion 30 for classification as extraordinary items.

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

        In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year ending after December 15, 2002. In addition, SFAS 148 amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after December 15, 2002. Early adoption is encouraged. Galen has adopted the disclosure requirement effective October 1, 2002.

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

        In December 2003, the FASB issued revised Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). In general, a variable interest entity is an entity with a level of invested equity that is not sufficient to fund future activities to permit it to operate on a stand-alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply to variable interest entities no later than the end of the first reporting period that ends after March 15, 2004. FIN 46 applies to those entities that are considered special purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003. The Company does not have any variable interest entities or special purpose entities.

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

2    Restatement

        The Company had acquired various product rights and other intellectual property in a series of transactions during the last three years. These product rights were purchased through the Company's subsidiary in the Republic of Ireland where the amortization is not deductible for tax purposes. As a result of the inability to deduct the amortization for tax purposes, the Company originally recorded a deferred tax liability at acquisition and increased the value of the various product rights and other intellectual property by an equal amount. The Company has now determined that the cost of the various product rights and other intellectual property is deductible for tax purposes upon sale and accordingly, the deferred tax liability should not have been recorded and the value of the various product rights and other intellectual property should not have been increased.

        As a result of the matters described above, the Company has restated its fiscal years 2003 and 2002 financial statements to:

  •
  Reduce the intangible asset balance at September 30, 2003 and 2002 by $114,577 and $21,708 respectively.

  •
  Reduce the deferred tax liability at September 30, 2003 and 2002 by $114,577 and $21,708 respectively.

  •
  Reduce amortization of intangible assets for the year ended September 30, 2003 and 2002 by $3,948 and $993 respectively.

  •
  Increase the provision for income taxes for the year ended September 30, 2003 and 2002 by $3,948 and $993 respectively.

  •
  Record a deferred tax asset with an offsetting valuation allowance at September 30, 2003 and 2002 of $4,251 and $865 respectively.

        The restatement had no impact on the Company's net assets at September 30, 2003, 2002 and 2001 since the reduction of the intangible asset balance was equal to the reduction in the deferred tax liability as described above. Additionally, the restatement had no impact in net income for the fiscal years ended 2003 and 2002, since the increase in the provision for income taxes was equal to the reduction in amortization of intangible assets.

        There was no effect whatsoever on the income statement for the year ended September 30, 2001 because the various product rights and other intellectual property were purchased at the end of the year.

        The following items in the Consolidated Statement of Operations and the Consolidated Balance Sheets have been restated as follows:

	Years Ended September 30,
	2003	2003	2002	2002
	(Previously reported)	(As Restated)	(Previously reported)	(As Restated)
Consolidated Statement of Operations
Amortization	$(42,323)	$(38,375)	$(19,497)	$(18,504)
Total operating expenses	(286,383)	(282,435)	(160,683)	(159,690)
Operating income	145,879	149,827	74,538	75,531
Income before taxes	137,815	141,763	55,702	56,695
Provision for income taxes	(41,660)	(45,608)	(18,654)	(19,647)
Income from continuing operations	96,155	96,155	37,048	37,048
Net income	96,155	96,155	145,176	145,176
Consolidated Balance Sheets
Total current assets	$166,731	$169,270	$384,898	$377,180
Total assets	1,565,365	1,453,327	1,072,231	1,042,805
Total current liabilities	(211,203)	(211,203)	(70,120)	(70,120)
Net deferred tax (liability)/asset	(112,038)	2,539	(28,244)	(6,536)
Total liabilities	(568,240)	(456,202)	(163,224)	(133,798)
Total shareholders' equity	(997,125)	(997,125)	(909,007)	(909,007)
Total liabilities and shareholders' equity	(1,565,365)	(1,453,327)	(1,072,231)	(1,042,805)

In relation to the Consolidated Statement of Cash Flows, the restatement had no effect on the amounts of net cash provided by operating activities. Amortization and income taxes were each adjusted by $3,948 and $993 in 2003 and 2002 respectively. Cash flows from investing and financing activities were unaffected. The Notes have also been restated for the impact of the items discussed above as appropriate.

3    Acquisitions

  Year Ended September 30, 2003

        In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem® from Eli Lilly and Company ("Lilly") for cash consideration of approximately $295,000. Sarafem® is a treatment for premenstrual dysphoric disorder ("PMDD"), a severe form of premenstrual syndrome. Galen entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. The acquisition of the sales and marketing rights is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The intangible assets are being amortized over 20 years, the estimated useful life of the sales and marketing rights.

        In March 2003, the Company acquired two oral contraceptives, Estrostep® and Loestrin®, from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable by Galen to Pfizer in the event that Estrostep® retains market exclusivity during the life of its patent. The products are manufactured at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement includes a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. If after such 90 day period, the parties have not entered into definitive agreements, Pfizer may sell the Fajardo facility to a third party provided that for a period of two years thereafter, such sale may not be on terms materially less favorable to Pfizer than those proposed by the Company. Galen also entered into a transitional supply agreement with Pfizer in relation to these products, which will terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer's offer to sell the Fajardo facility to Galen. If Pfizer completes the sale of the Fajardo facility to Galen prior to this time, the transitional supply agreement will terminate upon the completion of such sale. The Company acquired all of the intangible assets associated with the products including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

        In April 2003 the Company entered into a strategic alliance in dermatology Bristol-Myers Squibb ("Bristol-Myers") and LEO Pharma A/S ("Leo Pharma"). In connection with this alliance, the Company capitalized payments to Leo Pharma related to the option to purchase the rights to Dovonex of $5,000 in fiscal year 2003 in addition to $2,000 which had been paid in the prior year.

        In April 2003, the Company acquired the continuous estrogen-progestogen therapy product, femhrt®, from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable by Galen to Pfizer in the event that femhrt® retains market exclusivity during the life of its patent. Duramed Pharmaceutical, Inc. ("Duramed"), a wholly owned subsidiary of Barr Laboratories, manufactures and packages femhrt® under a supply agreement with Pfizer which has been assigned to Galen. This agreement continues until September 24, 2007 and provides for two additional one-year renewal terms. femhrt® is also packaged at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement includes a right of first negotiation for a period of 90 days following an offer by Pfizer to sell the Fajardo facility within five years of the closing of the transaction. If after such 90 day period, the parties have not entered into definitive agreements, Pfizer may sell the Fajardo facility to a third party provided that for a period of two years thereafter, such sale may not be on terms materially less favorable to Pfizer than those proposed by the Company. Galen acquired all of the intangible assets associated with the product including the patents, trademarks, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the product's estimated useful life.

Year Ended September 30, 2002

        In March 2002, Galen purchased Duricef®, an antibiotic, and Moisturel®, a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products' estimated useful life.

Year Ended September 30, 2001

        In June 2001, Galen purchased Estrace® tablets, a branded estrogen therapy product, from Bristol-Myers Squibb for approximately $95,000. In connection with the purchase, Galen entered into a five-year supply agreement with Bristol-Myers Squibb Laboratories Company in relation to this product with an option to renew for two additional years. Galen acquired rights to all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $106,000 in order to account for certain liabilities assumed by the Company at the time of purchase. The intangible assets are being amortized over 20 years, the product's estimated useful life.

Unaudited Pro Forma Information

        The following pro forma information for the years ended September 30, 2003 and 2002 presents the Company's results of operations assuming the Company's acquisitions of Estrostep®, Loestrin®, femhrt®, and Sarafem® were completed as of October 1, 2001. Although the acquisition of the products listed above do not qualify as acquisitions of businesses under SFAS 141, "Business Combinations," the Company has voluntarily elected to include unqualified proforma information for comparative purposes only. The proforma information includes certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transactions occurred as of October 1, 2001, or of future results of operations of the consolidated entities.

	For the Years Ended September 30,
	2003	2002
	(As Restated)	(As Restated)
Revenue	$562,137	$545,873
Cost of sales	83,997	79,743
Operating expenses	224,137	218,460
Amortization	56,195	52,197

Total operating expenses	364,329	350,400

Operating income	197,808	195,473
Net interest expense	12,725	27,831
Provision for income taxes	50,474	43,770

Income from Continuing Operations	134,609	123,872
Discontinued operations, net of tax charge	—	108,128
Net income	$134,609	$232,000
Net income per ADS - Basic	$2.93	$5.01

Net income per ADS - Diluted	$2.92	$4.98

Weighted average ADS equivalents outstanding:
Basic	45,893,514	46,311,241

Diluted	46,126,060	46,582,659

4    Divestitures

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

4    Divestitures

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

        Following are the assets and liabilities of the discontinued operations as of the respective disposal dates:

Disposal date	CSS December 31, 2001	CTS May 31, 2002	ICTI August 23, 2002
Fixed assets	$25,685	$53,068	$3,056
Goodwill	580	14,276	19,179
Current assets	2,201	23,500	5,273
Current liabilities	(2,324)	(17,312)	(6,124)
Deferred income	(1,290)	(1,914)	(1,472)

Net assets of discontinued operations	$24,852	$71,618	$19,912

5    Cash and Cash Equivalents

	As of September 30,
	2003	2002
Cash at bank and in hand	$—	$1
Short term deposits	89,073	313,011

Cash and cash equivalents	$89,073	$313,012

6    Accounts Receivable

	As of September 30,
	2003	2002
Trade receivables	$38,753	$34,530
Less allowance for doubtful accounts	711	1,661

Trade receivables, net	$38,042	$32,869

7    Inventory

	As of September 30,
	2003	2002
Finished goods	$20,600	$14,457
Raw materials	12,208	12,445

Inventories	$32,808	$26,902

8    Prepaid Expense and Other Current Assets

	As of September 30,
	2003	2002
Prepaid expense	$6,612	$3,018
Other current assets	196	1,379

Prepaid expense and other current assets	$6,808	$4,397

9    Property, Plant and Equipment, Net

	As of September 30,
	2003	2002
Land and buildings	$42,048	$38,161
Plant and machinery	43,640	40,872
Fixtures and fittings	13,192	11,927
Motor vehicles	708	584

	99,588	91,544
Less accumulated depreciation	34,994	28,150

Property, plant and equipment, net	$64,594	$63,394

        Depreciation expense of continuing operations for the years ended September 30, 2003, 2002 and 2001 was $6,844, $5,323, and $4,303, respectively. Included in the above table are the following amounts in relation to capital leases:

	As of September 30,
	2003	2002
Plant and machinery	$2,656	$2,939
Less accumulated depreciation	1,159	947

	$1,497	$1,992

10    Intangible Assets

        Amortizable intangible assets were as follows:

	Product Specific Assets	Trademarks	Total Intangible Assets
	(As Restated)		(As Restated)
September 30, 2003:
Net book value	$971,473	$23,056	$994,529

Accumulated amortization	$66,457	$4,068	$70,525

September 30, 2002:
Net book value	$335,611	$24,412	$360,023

Accumulated amortization	$29,439	$2,712	$32,151

        These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the years ended September 30, 2003 and 2002 amounted to $38,375 and $18,505 respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

Year Ending September 30,	(As Restated)
2004	$53,250
2005	$53,250
2006	$53,250
2007	$53,250
2008	$53,250

        Following are the changes in goodwill:

Balance as of September 30, 2001		$253,680
Plus:	Reclassification of assembled workforce	2,914
	Foreign currency translation adjustment	22,377
	Pricing on acquisition of minority interests	580
Less:	Elimination of accrued consideration	(2,144)
	Deferred tax adjustment on assembled workforce	(1,164)
	Sale of Services businesses	(34,035)

Balance as of September 30, 2002		$242,208
Less:	Reduction of valuation allowance for net operating loss carry forwards	(17,274)

Balance as of September 30, 2003		$224,934

        The following table reconciles reported net income to that which would have been reported had SFAS 142 been applied as of the beginning of fiscal 2001:

	Year Ended September 30,
	2003	2002	2001
Reported net income	$96,155	$145,176	$16,426
Add back: Goodwill amortization, net of tax	—	—	12,977

Adjusted net income	$96,155	$145,176	$29,403

Basic earnings per ADS:
Reported net income	$2.10	$3.13	$0.41
Goodwill amortization, net of tax	—	—	0.32

Adjusted net income	$2.10	$3.13	$0.73

Diluted earnings per ADS:
Reported net income	$2.08	$3.12	$0.40
Goodwill amortization, net of tax	—	—	0.32

Adjusted net income	$2.08	$3.12	$0.72

11    Accrued and Other Liabilities

	As of September 30,
	2003	2002
Accrued transaction costs	$—	$7,102
Other accrued expenses	70,848	36,951

Accrued and other current liabilities	$70,848	$44,053

12    Long-Term Debt and Capital Leases

	As of September 30,
	2003	2002
Long-term debt	$342,153	$51,345
Less: current installments	103,088	616

Long-term debt, excluding current installments	239,065	50,729

Capital leases	236	616
Less: current installments	233	392

Capital leases, excluding current installments	3	224

Long-term debt and capital leases, excluding current installments	$239,068	$50,953

        Long-term debt consists of:

	As of September 30,
	2003	2002
Term loans—at variable interest rates	$294,991	$788
— at fixed interest rate (8.00%)	577	783
Warner Chilcott senior notes due 2008—45,475 principal amount (2002: $48,400), 12.625%	46,585	49,774

	$342,153	$51,345

        The weighted average interest rates at September 30, 2003 were 8.0% and 2.5%, respectively, for fixed and variable-rate term loans (2002: 8.0% and 4.6%). The term loans are subject to circular and cross guarantees and indemnities.

        Principal payments in each of the next five years and thereafter on long-term debt and capital leases outstanding at September 30, 2003 amount to:

	Variable Rate Bank Debt	Fixed Rate Bank Debt	Fixed Rate Notes	Capital Leases	As of September 30, 2003
2004	$102,813	$275	$—	$233	$103,321
2005	102,646	302	—	3	102,951
2006	60,813	—	—	—	60,813
2007	19,146	—	—	—	19,146
2008	9,573	—	46,585	—	56,158
Thereafter	—	—	—	—	—

	$294,991	$577	$46,585	$236	$342,389

Long-Term Debt and Capital Leases

        Capital lease obligations for plant and machinery as of September 30, 2003 were as follows:

2004	$235
2005	3
2006	—
2007	—
2008	—

238
Less interest element	2

$236

Warner Chilcott Senior Notes Due 2008

        Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12?% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

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

13    Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

  Cash and Cash Equivalents—carrying amount approximates fair value due to the short-term nature of these items.

  Accounts Receivable—carrying amount approximates fair value due to the short-term nature of these instruments.

  Accounts and Notes Payable—carrying amount approximates fair value due to the short-term nature of these instruments.

  Long Term Debt—the fair value of long-term debt is estimated, based on discounted future cash flows using currently available interest rates.

  Senior Notes—the fair value of the Warner Chilcott senior notes is based on their redemption price in 2004.

        Set out below is a comparison by category of book values and fair values of the Company's financial assets and liabilities as of September 30, 2003 and 2002:

September 30, 2003	Book Value	Fair Value
Financial assets	$89,073	$89,073
Short-term borrowings	$103,321	$103,321
Long-term borrowings	$239,068	$240,854
September 30, 2002	Book Value	Fair Value
Financial assets	$313,012	$313,012
Short-term borrowings	$1,008	$1,008
Long-term borrowings	$50,953	$58,391

        The fair values shown above have been assessed by calculating discounted cash flows that would arise if the commitments at September 30, 2003 and 2002 had been entered into at market rates at that time.

14    Share Capital and Retained Earnings

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

        As part of the Warner Chilcott acquisition, Galen also issued options and warrants to purchase Galen ordinary shares and ADSs to former holders of options and warrants to purchase Warner Chilcott shares. In the aggregate, Galen issued options and warrants over 10,254,040 Galen ordinary shares (the equivalent of 2,563,510 ADSs). Most of the options and warrants issued in exchange for Warner Chilcott options and warrants had been issued by Warner Chilcott to officers, employees and consultants, details of which are contained in Footnote 15 "Stock Compensation Plans." As of September 30, 2002, all Galen warrants issued to former Warner Chilcott investors were cancelled either by exercise or expiry.

        Unrestricted retained earnings available for payment of dividends as determined under U.K. GAAP at September 30, 2003 were $164,134.

15    Stock Compensation Plans

Share Option Schemes

        The following share option schemes were established in 1996:

  •
  The Galen Approved Executive Share Option Scheme

  •
  The Galen Unapproved Executive Share Option Scheme

  •
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

        No further options may be granted to an individual if as a result the aggregate market value of shares which have been issued to him or for which he may subscribe under any Company share option scheme (other than the Savings Related Scheme) pursuant to options granted to him during the previous 10 years would exceed 4 times his annual earnings, or, in the case of the Approved Scheme, the aggregate market value of shares which he may acquire under this scheme would exceed £30,000.

The Galen Savings Related Share Option Scheme ("the SAYE Scheme")

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

        On any date, no option may be granted under the U.S. Share Scheme if, as a result, any of the following limits would be exceeded:

  (i)
  the aggregate number of ordinary shares issued, or remaining issuable, pursuant to options granted during the previous 10 years under this scheme, the Executive Schemes, the SAYE Scheme and all other employees' share schemes established by the Company would exceed 10% of the issued ordinary share capital of the Company on the day preceding that date;

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

Schedule of Compensatory Share Options and Warrants (in terms of equivalent ADSs)

		Exercise Price per ADS
	ADSs Subject to Option	Range	Weighted Average
Balance at September 30, 2000	1,644,137	$1.60–$49.35	$24.30
Granted	583,923	$38.20–$48.39	$45.63
Exercised	(441,497)	$9.60–$49.35	$16.82
Cancelled	(14,792)	$10.80–$49.35	$37.35

Balance at September 30, 2001	1,771,771	$1.60–$49.35	$32.87
Granted	662,859	$27.99–$45.27	$43.18
Exercised	(92,494)	$10.80–$32.00	$22.80
Cancelled	(237,432)	$11.20–$51.53	$43.24

Balance at September 30, 2002	2,104,704	$1.60–$51.53	$34.55
Granted	935,270	$22.89–$35.00	$28.80
Exercised	(202,007)	$10.80–$41.20	$16.65
Cancelled	(291,201)	$17.02–$54.68	$43.79

Balance at September 30, 2003	2,546,766	$1.60–$54.68	$33.18

Exercisable at September 30, 2003	1,295,683	$1.60–$49.35	$31.97

Schedule of Compensatory Share Option and Warrants Grouped by Exercise Price Range (in terms of equivalent ADSs)

	Range of Exercise Price
	$1.60 to $15.99	$16.00 to $29.99	$30.00 to $41.99	$42.00 to $54.68	Total
Number of ADSs subject to options/warrants	279,427	856,043	864,238	547,058	2,546,766
Weighted average exercise price	$12.93	$27.94	$35.45	$48.28	$33.18
Weighted average remaining contractual life (years)	3.9	8.0	6.9	6.0	6.7
Number of exercisable options/warrants	279,427	241,249	476,662	298,345	1,295,683
Weighted average exercise price for exercisable options and warrants	$12.93	$27.33	$35.65	$47.70	$31.97

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

	For the Years Ended September 30,
	2003	2002	2001
Net Income as reported	$96,155	$145,176	$16,426
Add back: Compensation expense recognized during the year, net of tax effect	(671)	210	3,555
Proforma compensation expense, net of tax effect	(4,314)	(3,918)	(4,135)

Proforma net income	$91,170	$141,468	$15,846

Proforma net income per ADS:
Basic	$1.99	$3.06	$0.39

Diluted	$1.98	$3.04	$0.39

Weighted average ADS equivalents outstanding:
Basic	45,893,514	46,311,241	40,338,685

Diluted	46,126,060	46,582,659	41,040,069

        SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:

	For the Years Ended September 30,
	2003	2002	2001
Per share fair value of options	$10.93	$15.65	$16.76
Option life	4.65 years	4.65 years	4.35 years
Risk free interest rate	3.1%	3.2%	3.5%
Volatility	40.9%	41.0%	37.0%
Dividend yield	0.46%	0.46%	0.25%

        In accordance with purchase accounting, the fair value of the Warner Chilcott compensatory options and warrants assumed by the Company was recorded as part of the purchase consideration paid to acquire Warner Chilcott. Accordingly, these options and warrants are not considered in the above pro forma amounts.

16    Treasury Stock

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

17    Leases

        The Company leases land and buildings and motor vehicles under operating leases. The Company's commitments under the non-cancelable portion of all operating leases for the next five years as of September 30, 2003 are:

2004	$1,227
2005	730
2006	969
2007	1,057
2008	976

$4,959

        Lease and rental expenses included in selling, general and administrative expenses in the accompanying statements of operations totaled $1,626, $1,657, and $1,023 for the years ended September 30, 2003, 2002 and 2001, respectively.

18    Income Taxes

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

	For the Years Ended September 30,
	2003	2002	2001
	(As Restated)	(As Restated)
UK statutory income tax rate	30.0%	30.0%	30.0%
Income before taxes	$141,763	$56,695	$14,596

Income tax at UK statutory rate	42,529	17,009	4,379
Non-deductible expense:
Amortization of UK goodwill	—	—	934
Non-cash compensation expense	149	97	1,473
Legal, entertainment and other	4,543	378	211
Change in valuation allowance	3,286	865
Effect of foreign tax rates (net)	(3,787)	1,827	—
Non-taxable UK grant income	(341)	(473)	(459)
Other differences (net)	(771)	(56)	(527)

Provision for income taxes	$45,608	$19,647	$6,011

Effective income tax rate	32.2%	34.7%	41.2%

        The U.K., the Republic of Ireland and U.S. components of income before taxes and the provisions for income taxes are presented in the table below:

	For the Years Ended September 30,
	2003	2002	2001
	(As Restated)	(As Restated)
Income (loss) before taxes:
United Kingdom	$8,630	$7,962	$(3,023)
Republic of Ireland	69,839	18,896	8,100
United States	63,294	29,837	9,519

Total	$141,763	$56,695	$14,596

Provision for current income taxes:
United Kingdom	$2,754	$4,755	$(90)
Republic of Ireland	21,941	3,459	584
United States federal tax	5,866	74	—
United States state and local taxes	195	42	—

Total	$30,756	$8,330	$494

Provision for deferred income taxes:
United Kingdom	$2,472	$3,203	$(1,635)
Republic of Ireland	(6,684)	8	—
United States federal tax	15,468	6,986	5,706
United States state and local taxes	3,596	1,120	1,446

Total	$14,852	$11,317	$5,517

        Deferred income tax liabilities are taxes the Company expects to pay in future periods. Similarly, deferred tax assets are recorded to reflect expected reductions in taxes payable in future periods. Deferred income tax items arise because of differences in the book and tax treatment of certain assets and liabilities.

        The items giving rise to deferred tax liabilities and assets are summarized in the following table:

	As of September 30,
	2003	2002
	(As Restated)	(As Restated)
Deferred Tax Assets:
Capital loss carryforwards	$4,251	$865
Valuation allowance for capital loss carryforwards	(4,251)	(865)

	—	—
US federal income tax net operating loss carryforwards	—	23,635
Valuation allowance for net operating loss carryforwards	—	(17,274)

	—	6,361

Reserves and other	23,487	3,196
Share compensation expense	—	1,357

Deferred tax assets	$23,487	$10,914

Deferred Tax Liabilities:
Property, plant and equipment allowances	$(6,849)	$(6,159)
Intangibles	(14,099)	(11,291)

Deferred tax liabilities	$(20,948)	$(17,450)

Net deferred tax asset/(liability)	$2,539	$(6,536)

        The valuation allowance of $4,251 (2002: $865) relates to foreign deferred tax assets recorded for capital loss carryforwards that the Company currently believes are more likely than not to remain unrealized in the future. The timing differences arising from the amortization of the intangible assets result in a deferred tax asset. However, the Company has determined that it is more likely than not that the resulting deferred tax would not have been recognized since any tax loss on the eventual sale of the intangible asset could only be used to offset future taxable income in very limited circumstances.

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

19    Concentration of Credit Risk and Reliance on Major Products

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

	For the Years Ended September 30,
	2003	2002	2001
Customer A	17%	14%	13%
Customer B	27%	12%	—

        Net sales of the following pharmaceutical products accounted for more than 10% of revenue from continuing operations:

	For the Years Ended September 30,
	2003	2002	2001
Sarafem®(1)	14%	—	—
Ovcon® 35 and 50	14%	19%	20%
Doryx®	13%	18%	11%
Estrace® cream	10%	16%	16%

(1)
Acquired by Galen during fiscal 2003. Accordingly, only a partial year of revenue for this product is included in the Company's consolidated results for the year ended September 30, 2003, and no corresponding revenue was included in the Company's results for the year ended September 30, 2002 and 2001.

20    Consolidating Schedule

       Following are consolidating schedules reflecting Balance Sheet and Statement of Operations data for the Company as of September 30, 2003, and for the years ended September 30, 2003, 2002 and 2001:

	Galen Holdings PLC	Warner Chilcott, plc	Warner Chilcott, Inc.	Other Subsidiary Companies	Elimination Entries	Consolidated
				(As Restated)	(As Restated)
SEPTEMBER 30, 2003
Balance Sheet Data:
Assets
Cash and cash equivalents	$30,395	$—	$63,235	$(4,557)	$—	$89,073
Accounts receivable, net	—	—	31,172	6,870	—	38,042
Inventories	—	—	72,578	18,946	(58,716)	32,808
Inter-company receivable (payable)	433,290	(20,713)	20,574	(433,151)	—	—
Deferred tax asset	—	—	—	6,305	(3,766)	2,539
Other assets	747	—	5,047	2,861	(1,847)	6,808

Current assets	$464,432	$(20,713)	$192,606	$(402,726)	$(64,329)	$169,270

Property, plant and equipment, net	$—	$—	$2,866	$61,728	$—	$64,594
Intangible assets (net) & goodwill	$—	$—	$349,386	$870,077	$—	$1,219,463
Investment in Warner Chilcott notes	$51,590	$—	$—	$76,378	$(127,968)	$—
Investment in subsidiaries	$402,733	$185,593	$—	$—	$(588,326)	$—
Liabilities and Equity
Current liabilities	$12,526	$—	$48,481	$152,004	$(1,808)	$211,203
Long-term liabilities	$—	$—	$163,641	$192,483	$(117,056)	$239,068
Deferred income taxes	$—	$—	$3,766	$—	$(3,766)	$—
Other non-current liabilities	$—	$—	$—	$5,931	$—	$5,931
Shareholders' equity	$906,229	$164,880	$328,970	$255,039	$(657,993)	$997,125

YEAR ENDED SEPTEMBER 30, 2003
Statement of Operations Data:
Product Revenue	$—	$—	$358,730	$314,535	$(241,003)	$432,262
Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)	—	—	204,573	109,086	(241,003)	72,656
Selling, general and administrative	18,992	—	71,310	45,573	—	135,875
Research and development	—	—	1,612	27,073	—	28,685
Depreciation	—	—	733	6,111	—	6,844
Amortization	—	—	10,569	27,806	—	38,375

Total operating expenses	18,992	—	288,797	215,649	(241,003)	282,435

Other income (expense)	13,561	—	(20,157)	(3,213)	1,745	(8,064)
Provision for income taxes	1,186	—	19,787	22,768	1,867	45,608

Net Income (Loss)	$(6,617)	$—	$29,989	$72,905	$(122)	$96,155

YEAR ENDED SEPTEMBER 30, 2002
Statement of Operations Data:
Product Revenue	$—	$—	$184,991	$50,230	$—	$235,221
Operating Expenses			—
Cost of goods sold (excluding depreciation shown separately below)	—	—	56,773	(5,223)	—	51,550
Selling, general and administrative	(4,772)	78	53,894	15,330	—	64,530
Research and development	—	—	1,755	18,028	—	19,783
Depreciation	—	—	695	4,628	—	5,323
Amortization	—	—	10,731	7,773	—	18,504

Total operating expenses	(4,772)	78	123,848	40,536	—	159,690

Other income (expense)	11,981	—	(7,262)	2,292	(25,847)	(18,836)
Provision for income taxes	4,766	—	18,557	1,584	(5,260)	19,647
Discontinued operations	—	—	—	7,037	—	7,037
Gain on disposal	100,028	—	—	1,063	—	101,091

Net Income (Loss)	$112,015	$(78)	$35,324	$18,502	$(20,587)	$145,176

YEAR ENDED SEPTEMBER 30, 2001
Statement of Operations Data:
Product Revenue	$—	$—	$114,268	$69,554	$—	$183,822
Operating Expenses
Cost of goods sold (excluding depreciation shown separately below)	—	—	21,984	22,259	—	44,243
Selling, general and administrative	967	(3)	40,898	22,898	—	64,760
Research and development	—	—	685	13,009	—	13,694
Depreciation	—	—	414	3,889	—	4,303
Amortization	—	—	22,287	3,898	—	26,185

Total operating expenses	967	(3)	86,268	65,953	—	153,185

Other income (expense)	954	—	(20,039)	3,044	—	(16,041)
Provision for income taxes	—	—	7,153	(1,142)	—	6,011
Discontinued operations	—	—	—	7,841	—	7,841

Net Income (Loss)	$(13)	$3	$808	$15,628	$—	$16,426

21    Segment Information

      The Company's business consists of one operating segment for internal financial reporting purposes. Following is selected information in relation to continuing operations for the periods indicated:

  a.    Revenue by country of origin

	For the Years Ended September 30,
	2003	2002	2001
Revenues
United States	$359,228	$174,531	$116,753
United Kingdom	64,893	58,993	63,349
All other	8,141	1,697	3,720

	$432,262	$235,221	$183,822

  b.    Product revenue

	For the Years Ended September 30,
	2003	2002	2001
Doryx®	$54,134	$42,439	$20,402
Duricef® and Moisturel®	23,035	8,531	—
Estrace® cream	44,796	36,484	28,508
Estrace® tablets	22,507	20,383	4,252
Estrostep®	26,494	—	—
femhrt®	22,577	—	—
Femring®	2,294	—	—
Loestrin®	34,887	—	—
Ovcon®	58,573	45,257	36,935
Sarafem®	59,907	—	—
Other:
Other U.S.	8,458	23,134	30,376
U.K. and international	74,600	58,993	63,349

	$432,262	$235,221	$183,822

22    Pension and 401(K) Savings Plan Contributions

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

23    Net Income Per Ordinary Share and ADS

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

        The following table sets forth the computation for basic and diluted net income per ordinary share and ADS:

	For the Years Ended September 30,
	2003	2002	2001
Numerator for basic and diluted net income per ordinary share and ADS	$96,155	$145,176	$16,426

Weighted average number of ordinary shares (basic)	183,574,057	185,244,963	161,354,740
Effect of dilutive stock options	930,183	1,085,671	2,805,536

Weighted average number of ordinary shares (diluted)	184,504,240	186,330,634	164,160,276

Basic and diluted net income per ordinary share	$0.52	$0.78	$0.10

Weighted average number of equivalent ADSs (basic)	45,893,514	46,311,241	40,338,685
Effect of dilutive stock options	232,546	271,418	701,384

Weighted average number of equivalent ADSs (diluted)	46,126,060	46,582,659	41,040,069

Basic net income per ADS	$2.10	$3.13	$0.41

Diluted net income per ADS	$2.08	$3.12	$0.40

24    Related Parties

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

25    Subsequent Event

        In December 2003, the Company sold its Pharmaceutical Development and Manufacturing Services business ("PDMS"), which formed part of Galen's contract manufacturing business, to a company controlled by Dr. Allen McClay, the founder, former President and Director of Galen. As part of the agreement, the acquiring company entered into a supply agreement with Galen to manufacture, supply and distribute a number of Galen products for the U.K. and Irish markets. Galen received a cash consideration of $34 million (£20 million) for the sale of this business.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
(In thousands of U.S. dollars)
(As Restated)

	Balance at Beginning of Period	Additional Reserves	Write-Offs Against Reserves	Foreign Currency Adjustment	Balance at End of Period
2003:
Allowance for doubtful accounts	$1,661	$(950)	$—	$—	$711
Valuation allowance for deferred tax asset	$865	$3,386	$—	$—	$4,251
2002:
Allowance for doubtful accounts	$1,134	$417	$—	$110	$1,661
Valuation allowance for deferred tax asset	$—	$865	$—	$—	$865
2001:
Allowance for doubtful accounts	$294	$838	$—	$2	$1,134

Item 19.    Exhibits.

1.1	Articles of Association of Galen (the "Company") as amended on February 19, 2002 (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F filed on January 2, 2003 for the year ended September 30, 2002 (File No. 333-12634)).
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
2.6
Form of Purchase Agreement by and among certain Selling Shareholders and Merrill Lynch International (incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form F-1 filed on July 2, 2001 (File No. 333-64324) ).
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
4.22
Supply Agreement dated as of June 29, 2001 by and between Bristol-Myers Squibb Laboratories Company and Galen (Chemicals) Limited (incorporated by reference to Exhibit 10.9 to the Company's Form F-1 filed on July 2, 2001 (File No. 333-64324) ).
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
4.30***	Manufacturing Agreement dated December 7, 2002 between Galen (Chemicals) Limited and Eli Lilly and Company.
4.31***	Estrostep® and Loestrin® Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.
4.32***	femhrt® Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.
4.33***	Transitional Supply Agreement dated March 27, 2003 between Galen (Chemicals) Limited and Pfizer Inc.
4.34***	Co-promotion Agreement dated May 1, 2003 between Galen (Chemicals) Limited and Bristol-Myers Squibb Company.
4.35***	Option Agreement dated April 1, 2003 between Galen (Chemicals) Limited and Bristol-Myers Squibb Company.
4.36***	Development Agreement dated April 2, 2003 between Galen (Chemicals) Limited and LEO Pharma A/S.
4.37***	Manufacturing, Packaging, Labelling, Testing, QP Release, Storage & Despatch Agreement dated December 2, 2003 between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited.
4.38***	Business Purchase Agreement dated December 2, 2003 between Galen Limited and Pharmaceutical Development and Manufacturing Services Limited.
4.39***
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
4.40***
Manufacturing Agreement dated September 24, 1997 between Duramed Pharmaceuticals, Inc. and Warner-Lambert Company (assigned to Galen (Chemicals) Limited pursuant to the femhrt® Purchase and Sale Agreement dated March 5, 2003 between Galen (Chemicals) Limited, Galen Holdings plc and Pfizer Inc.).

4.41**	Master Agreement dated April 1, 2003 between Galen (Chemicals) Limited and Leo Pharma A/S.
8.1***	Subsidiaries of the Registrant.
11***	Code of Business Conduct and Ethics.
12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99***	2003 Annual Report and Accounts.

*
Filed herewith.

**
Filed with Amendment No. 1 to the Company's Annual Report on Form 20-F filed on January 5, 2004 for the year ended September 30, 2003.

***
Filed with the Company's Annual Report on Form 20-F filed on December 31, 2003 for the year ended September 30, 2003.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WARNER CHILCOTT PLC
/S/ R. GEOFFREY ELLIOTT R. Geoffrey Elliott Chief Financial Officer
January 5, 2005

QuickLinks

Cash Payments Due by Period (in thousands)
INDEX TO FINANCIAL STATEMENTS
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
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS (In thousands of U.S. dollars) (As Restated)
SIGNATURES